FOCUS ENERGY TRUST

07022980

082-34761

April 10, 2007

Securities and Exchange Commission
Judiciary Plaza, 450 – 5th Street NW
Washington, DC 20549

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 4 2007
WASH, D.C. 200

Dear Sir or Madam:

SUPPL

RE: Focus Energy Trust ("Focus") and FET Resources Ltd.
File no. 82-343761
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed are copies of the following documents of Focus:

BEST AVAILABLE COPY

Unit Award Incentive Plan	March 30, 2007
Trust Unit Rights Incentive Plan	March 30, 2007
Press Release – Filing of Annual Information Form	March 29, 2007
Form of Proxy for AGM	March 29, 2007
Notice of Annual and Special Meeting	March 29, 2007
Mailing Request Form	March 29, 2007
Voting Directions for Holders of B Units	March 29, 2007
2006 Annual Report	March 29, 2007
Management's Discussion and Analysis	March 29, 2007
Certification of Annual Filings CEO	March 29, 2007
Certification of Annual Filings CFO	March 29, 2007
Audited Annual Financial Statements	March 29, 2007
Reporting Issuers – Participation Fee	March 29, 2007
Annual Information Form	March 29, 2007
Press Release – Cash Distributions	March 15, 2007
Press Release – 2006 Financial and Operating Results	March 8, 2007
Notice of Meeting and Record Date (Amended)	March 1, 2007
Press Release – 2006 Tax Information for Canadian and U.S. Resident Unitholders	February 23, 2007
Press Release – Confirmation of Cash Distributions	February 15, 2007
Press Release – Issuance of Units from Treasury for DRIP and OTUPP	February 2, 2007
Press Release – Q1 Distributions	January 11, 2007
Press Release – Increase to the FET Exchangeable Share Exchange Ratio	January 2, 2007
Press Release – Cash Distributions	December 15, 2006
Press Release – Increase to the FET Exchangeable Share Exchange Ratio	December 1, 2006

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Suite 3300, 205 5th Avenue SW, Calgary, Alberta T2P 2V7
www.focusenergytrust.com Tel: (403) 781-8409 Fax: (403) 781-8408 Email: investors@focusenergytrust.com

Press Release – Redemption of Exchangeable Shares	November 29, 2006
Press Release – Issuance of Units from Treasury for DRIP and OTUPP	November 24, 2006
Press Release - Cash Distributions	November 15, 2006
Press Release – Q3 Interim Report	November 14, 2006
Management's Discussion and Analysis	November 14, 2006
Consolidated Balance Sheets	November 14, 2006
Certificate if Interim Filings CEO	November 14, 2006
Certificate if Interim Filings CFO	November 14, 2006
Press Release – Q3 Financial and Operating Results	November 9, 2006
Press Release – Increase to the FET Exchangeable Share Exchange Ratio	November 1, 2006
Press Release – Continues Distributions of $0.16 Per Unit	October 12, 2006
Press Release – Approval of Dividend Reinvestment and Optional Trust Unit Purchase Plan	October 11, 2006
Press Release - Increase to the FET Exchangeable Share Exchange Ratio	October 2, 2006
Press Release – Cash Distributions	September 15, 2006
Press Release – Exchange ratio for Exchangeable Shares	September 1, 2006
Notice of Change in Corporate Structure	June 27, 2006
Voting and Exchange Trust Agreement	June 27, 2006
Support Agreement	June 27, 2006
Demand Promissory Note	June 27, 2006
NPI Amending Agreement	August 23, 2006
Net Profits Interests Agreement	August 23, 2006
Declaration of Trust	June 21, 2006
Exchangeable Securities Provisions	June 21, 2006
Limited Partnership Agreement	June 21, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

FOCUS ENERGY TRUST / FET RESOURCES LTD.

CAROL KNUDSEN
Manager, Human Resources & Investor Relations

CK:ld
Enclosures

FOCUS ENERGY TRUST

Unit Award Incentive Plan

The Board of Directors of FET Resources Ltd. (the "**Corporation**" or "**Focus**") has adopted this Unit Award Incentive Plan (the "**Plan**") for Focus Energy Trust (the "**Trust**") governing the issuance of Units (as defined herein) of the Trust to Service Providers (as defined herein).

1. Purposes

The principal purposes of the Plan are as follows:

(a) to retain and attract qualified Service Providers that the Trust and the Trust Affiliates require;

(b) to promote a proprietary interest in the Trust by such Service Providers and to encourage such persons to remain in the employ or service of the Trust and the Trust Affiliates and put forth maximum efforts for the success of the affairs of the Trust and the business of the Trust Affiliates; and

(c) to focus management of the Trust and the Trust Affiliates on operating and financial performance and total long-term Unitholder return.

2. Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a) "**Adjustment Ratio**" means, with respect to any Unit Award, the ratio used to adjust the number of Units to be issued on the applicable Issue Date pertaining to such Unit Award for Distributions and, in respect of each Unit Award, shall be equal to one plus the amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the arithmetic total of each Distribution, expressed as an amount per Unit, declared on each Distribution Record Date following the grant date of the initial Unit Award, and having as its denominator the Fair Market Value of the Units on the trading day immediately preceding the Issue Date;

(b) "**Black-Out Expiration Term**" means ten (10) business days from the date that any Black-Out Period ends;

(c) "**Black-Out Period**" means a period of time imposed by the Board pursuant to the policies of the Trust upon certain designated persons during which those persons may not trade in any securities of the Corporation;

(d) "**Board**" means the board of directors of the Corporation as it may be constituted from time to time;

(e) "**Cessation Date**" means the date of the Service Provider's termination or resignation, as the case may be, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider. For greater certainty, a transfer of employment or services between the Corporation and a Focus Entity or between Focus Entities shall not be considered an interruption or termination of the employment of a Service Provider for any purpose of the Plan;

(f) "**Change of Control**" means:

(i) a successful "take-over bid" as defined in the *Securities Act* (Alberta), as amended, or any successor legislation thereto, pursuant to which the "offeror" would as a result of such take-over

bid, if successful, beneficially own in excess of 50% of the outstanding Total Units of the Trust or common shares of Focus;

(ii) the issuance to or acquisition by any person, or group of persons acting in concert, of Units of the Trust which in the aggregate total 50% or more of the then issued and outstanding Total Units;

(iii) the sale of all or substantially all of the assets of Focus; and

(iv) the termination of the Trust,

provided that notwithstanding the application of any of the foregoing, a "Change of Control" shall be deemed to not have occurred:

(v) pursuant to an arrangement, merger or other from of reorganization of the Trust where the holders of the outstanding voting securities or interests of the Trust immediately prior to the completion of the reorganization will hold more than 90% of the outstanding voting securities or interests of the continuing entity upon completion of the reorganization; or

(vi) if a majority of the Board determines that in substance the arrangement, merger or reorganization has occurred or the circumstances are such that a Change of Control should be deemed to not have occurred and any such determination shall be binding and conclusive for all purposes of the Plan;

(g) **"Committee"** has the meaning set forth in **Section 3** hereof provided that if the Compensation or another committee is not appointed or authorized to administer the Plan by the Board, all references in the Plan to the Committee will be deemed to be references to the Board;

(h) **"Disinterested Unitholder Approval"** means majority Unitholder approval that does not include the votes attached to Units held directly or indirectly by insiders who may benefit from the amendments to the terms of any Unit Awards;

(i) **"Distribution"** means a distribution paid by the Trust in respect of the Units, whether of cash, Units or other securities or other property, expressed as an amount per Unit;

(j) **"Distribution Payment Date"** means any date that a Distribution is distributed to Unitholders;

(k) **"Distribution Record Date"** means the applicable record date in respect of any Distribution used to determine the Unitholders entitled to receive such Distribution;

(l) **"Exchange"** means the TSX and such other stock exchange(s) on which the Units are then listed and posted for trading from time to time;

(m) **"Fair Market Value"** with respect to a Unit, as at any date means the weighted average of the prices at which the Units traded on the TSX (or, if the Units are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Units are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion) for the ten (10) trading days on which the Units traded on the said exchange immediately preceding such date. In the event that the Units are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Units as determined by the Board in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time acting reasonably and in good faith;

(n) **"Focus Entities"** means, collectively, any of the Trust's subsidiaries, partnerships, trusts or other controlled entities;

(o) **"Grantee"** has the meaning set forth in **Section 4** hereof;

(p) **"Insider"** has the meaning set forth in Company Manual of the TSX;

(q) **"Issue Date"** means, with respect to any Unit Award, the date upon which Units awarded thereunder shall be issued to the Grantee of such Unit Award;

(r) **"Leave of Absence"** means a period of time designated as a "leave of absence" by the Board which is in excess of three months;

(s) **"Leave Expiration Term"** means ten (10) business days from the date that any Leave of Absence ends;

(t) **"Payout Multiplier"** means, at any time, the number obtained by subtracting one from the product of (i) 0.04 and (ii) the Percentile Rank in effect at such time; provided, however, that:

  (i) in the event that such Percentile Rank is less than 35, the Payout Multiplier shall be zero ; and

  (ii) in the event that such Percentile Rank is equal to or greater than 75, the Payout Multiplier shall be two;

(u) **"Peer Comparison Group"** means, generally, public Canadian oil and gas issuers that in the opinion of the Committee are competitors of the Trust and which shall be determined from time to time by the Committee in its sole and absolute discretion;

(v) **"Percentile Rank"** means, at any time when used to determine the Payout Multiplier applicable to adjust the number of Units issuable pursuant to any Performance Award on an Issue Date, the percentile rank, expressed as a whole number, of Total Unitholder Return relative to returns calculated on a similar basis on trust units (or other equity securities, if applicable) of members of the Peer Comparison Group over the period commencing on or about the date such Performance Award was made and ending on or about the last business day of the month preceding the month in which such Issue Date occurs (such commencing and ending dates to be determined by the Board or the Committee, in its sole discretion);

(w) **"Performance Award"** means an award of Units under the Plan designated as a "Performance Award" in the Unit Award Agreement pertaining thereto, which Units shall be issued on the Issue Date(s) determined in accordance with **Section 6(b)(ii)** hereof, subject to adjustment pursuant to the provisions of such **Section 6(b)(ii)**;

(x) **"Restricted Award"** means an award of Units under the Plan designated as a "Restricted Award" in the Unit Award Agreement pertaining thereto, which Units shall be issued on the Issue Dates(s) determined in accordance with **Section 6(b)(i)** hereof, subject to adjustment pursuant to the provisions of such **Section 6(b)(i)**;

(y) **"Service Provider"** means certain directors, officers, consultants, employees and other service providers, as applicable of the Trust and any Focus Entities, including Focus;

(z) **"Settlement Amount"** has the meaning set forth in **Section 6(c)** hereof;

(aa) **"Total Units"** means the aggregate number of issued and outstanding Units (including Units issuable upon the exchange of exchangeable shares of Focus and other fully paid securities of Focus Entities exchangeable into Units;

(bb) **"Total Unitholder Return"** means, with respect to any period, the total return to Unitholders on the Units calculated using cumulative distributions on a reinvested basis and the change in the trading price of the Units on the TSX over such period (if the Units are not then issued and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which

the Units are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion);

(cc) **"TSX"** means the Toronto Stock Exchange;

(dd) **"Trust Affiliate"** means a corporation, partnership, trust or other entity that is affiliated with the Corporation or the Trust (within the meaning of the *Securities Act* (Alberta));

(ee) **"Unit Award"** means a Restricted Award or Performance Award made pursuant to the Plan;

(ff) **"Unit Award Agreement"** has the meaning set forth in **Section 6** hereof;

(gg) **"Unitholder"** means a holder of Units; and

(hh) **"Units"** means trust units of the Trust.

3. Administration

The Plan shall be administered by the Compensation Committee of the Board or such other committee as the Board considers appropriate (the **"Committee"**).

The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan and of **Section 10** hereof, including, without limitation:

(a) the authority to grant Unit Awards;

(b) to determine the Fair Market Value of the Units on any date;

(c) to determine the Service Providers to whom, and the time or times at which Unit Awards shall be granted and shall become issuable;

(d) to determine the number of Units to be covered by each Unit Award;

(e) to determine members of the Peer Comparison Group from time to time;

(f) to determine the Total Unitholder Return of the Trust and the Peer Comparison Group at any time;

(g) to prescribe, amend and rescind rules and regulations relating to the Plan;

(h) to interpret the Plan;

(i) to determine the terms and provisions of Unit Award Agreements (which need not be identical) entered into in connection with Unit Awards; and

(j) to make all other determinations deemed necessary or advisable for the administration of the Plan.

The determinations of the Committee shall be subject to review and approval by the Board. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee's decision to approve the grant of a Unit Award in any period shall not require the Committee to approve the grant of a Unit Award to any Service Provider in any other period; nor shall the Committee's decision with respect to the size or terms and conditions of a Unit Award in any period require it to approve the grant of a Unit Award of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other period. The Committee shall not be precluded from approving the grant of a Unit Award to any Service Provider solely because such Service Provider may previously have been granted a Unit Award under this Plan or any other similar compensation arrangement of the Trust or a Trust Affiliate. No Service Provider has any claim or right to be granted a Unit Award.

The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

4. Eligibility and Award Determination

In determining the Service Providers to whom Unit Awards may be granted (**"Grantees"**) and the number of Units to be covered by each Unit Award, the Committee may take into account such factors as it shall determine in its sole and absolute discretion including, if so determined by the Committee, any one or more of the following factors:

(a) compensation data for comparable benchmark positions among the Peer Comparison Group;

(b) the duties, responsibilities, position and seniority of the Grantee;

(c) performance measures of the Trust compared with similar performance measures of members of the Peer Comparison Group for the most recently completed fiscal year;

(d) the individual contributions and potential contributions of the Grantee to the success of the Trust;

(e) any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of the Trust;

(f) the Fair Market Value or current market price of the Units at the time of such Unit Award; and

(g) such other factors as the Committee shall deem relevant in its sole and absolute discretion in connection with accomplishing the purposes of the Plan.

5. Reservation of Units

Unless otherwise approved by the Unitholders, up to 5%: (i) of the Total Units, less (ii) the aggregate number of units reserved under the Trust's Trust Unit Rights Incentive Plan, may be issued pursuant to the Plan. Any increase in the Total Units will result in an increase in the available number of Units issuable under the Plan and any exercises of Unit Awards will make new grants available under the Plan.

If any Unit Award granted under this Plan shall expire, terminate or be cancelled for any reason without the Units issuable thereunder having been issued in full or if any Units are issued pursuant to any Unit Award granted under this Plan, any such Units shall be available for the purposes of the granting of further Unit Awards under this Plan.

6. Terms and Conditions of Unit Awards

Each Unit Award granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a written agreement between the Trust and the Grantee (a **"Unit Award Agreement"**) which

agreement shall comply with, and be subject to, the requirements of the TSX and the following terms and conditions (and with such other terms and conditions as the Committee or the Board, in its discretion, shall establish):

(a) ***Number and Type of Units*** – The Committee shall determine the number of Units to be awarded to a Grantee pursuant to the Unit Award in accordance with the provisions set forth in **Section 4** of the Plan and shall designate such award as either a "Restricted Award" or a "Performance Award", as applicable, in the Unit Award Agreement relating thereto; provided, however, that no one Service Provider may be granted any Unit Award which, together with all Unit Awards then held by such Grantee, would entitle such Grantee to receive a number of Units which is greater than 2% of the Total Units. In addition, in accordance with the rules of the TSX: (i) the number of Units issuable to Insiders at any time, under all security based compensation arrangements of the Trust, shall not exceed 10% of Total Units; and (ii) the number of Units issued to insiders, within any one year period, under all security based compensation arrangements of the Trust, shall not exceed 10% of the Total Units. The number of Units issuable pursuant to this Plan to non-management directors will be limited to a maximum of 0.5% of the Total Units.

(b) ***Issue Dates and Adjustment of Unit Awards***

(i) <u>Restricted Awards</u> – Subject to **Section 6(e)** hereunder, with respect to any Restricted Award, the Issue Dates for the issuance of Units thereunder shall be as follows unless otherwise determined by the Committee (and, for greater certainty, the Committee may in its sole and absolute discretion impose additional or different conditions to the determination of the Issue Date(s) in respect of or the issue of Units pursuant to any Restricted Award including, without limitation, performance conditions):

(A) as to one-third of the Units awarded pursuant to such Restricted Award, on the first anniversary of the date of the Restricted Award;

(B) as to one-third of the Units awarded pursuant to such Restricted Award, on the second anniversary of the date of the Restricted Award; and

(C) as to the remaining one-third of the Units awarded pursuant to such Restricted Award, on the date that is two years and nine months from the date of the Restricted Award;

provided, however, that:

(I) if a Grantee is on a Leave of Absence before any of the Issue Dates referred to in paragraphs (A), (B) and (C) above, such Issue Date or Issue Dates shall be extended by that portion of the duration of the period of the Leave of Absence that is in excess of three (3) months;

(II) if a Black-Out Period has been imposed upon a Grantee, such Issue Date or Issue Dates may be extended to the last day of the Black-Out Extension Term;

(III) in the event of any Change of Control prior to the Issue Dates determined in accordance with the above provisions of this **Section 6(b)(i)**, and regardless of whether or not a Grantee is on a Leave of Absence, the Issue Date for all Units awarded pursuant to such Restricted Award that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is immediately prior to the date upon which a Change of Control is completed;

(IV) notwithstanding the above provisions of this **Section 6(b)(i)**, or any other provision of this Plan to the contrary, the Issue Date for all Restricted Awards granted hereunder shall be deemed to be the day immediately prior to the third (3rd) anniversary of the grant date of such Restricted Award; and

(V) immediately prior to each Issue Date, the number of Units to be issued on such Issue Date shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such Restricted Award. No fractional Units will be issued and all fractional entitlements shall be rounded to the nearest whole number.

(ii) *Performance Awards* – Subject to **Section 6(e)** hereunder, with respect to any Performance Award, the Issue Dates for the issuance of Units thereunder shall be as follows unless otherwise determined by the Committee (and, for greater certainty, the Committee may in its sole and absolute discretion impose additional or different conditions to the determination of the Issue Dates or the Payout Multiplier in respect of or the issue of Units pursuant to any Performance Award provided that in no event shall the Payout Multiplier be greater than two):

(A) as to one-third of the Units awarded pursuant to such Performance Award, on the first anniversary of the date of grant of the Performance Award;

(B) as to one-third of the Units awarded pursuant to such Performance Award, on the second anniversary of the date of grant of the Performance Award; and

(C) as to the remaining one-third of the Units awarded pursuant to such Performance Award, on the date that is two years and nine months from the date of the Performance Award;

provided, however, that:

(I) if a Grantee is on a Leave of Absence before any of the Issue Dates referred to in paragraphs (A), (B) and (C) above, such Issue Date or Issue Dates shall be extended by that portion of the duration of the period of the Leave of Absence that is in excess of three (3) months;

(II) if a Black-Out Period has been imposed upon a Grantee, such Issue Date or Issue Dates may be extended to the last day of the Black-Out Extension Term;

(III) in the event of any Change of Control prior to the Issue Date determined in accordance with the above provisions of this **Section 6(b)(ii)**, and regardless of whether or not a Grantee is on a Leave of Absence, the Issue Date for all Units awarded pursuant to such Performance Award that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is immediately prior to the date upon which a Change of Control is completed;

(IV) notwithstanding the above provisions of this **Section 6(b)(ii)**, or any other provision of this Plan to the contrary, the Issue Date for all Performance Awards granted hereunder shall be deemed to be the day immediately prior to the third (3rd) anniversary of the grant date of such Performance Award; and

(V) immediately prior to each Issue Date, the number of Units to be issued on such Issue Date shall be adjusted by multiplying such number by (1) the Adjustment Ratio applicable in respect of such Performance Award, and (2) the Payout Multiplier applicable to such Performance Award at such time. No fractional Units will be issued and all fractional entitlements shall be rounded to the nearest whole number.

Notwithstanding any other provision of this Plan, but subject to the limits described in **Sections 5** and **6(a)** hereof and any other applicable requirements of the Exchange or other regulatory authority, the Board hereby reserves the right to make any additional adjustments to the number of

Units to be issued pursuant to any Performance Award (including adjustments determined by reference to or as a result of the absolute Total Unitholder Return without comparison to the Peer Comparison Group) if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan.

(iii) Notwithstanding any other provision of this Plan, the Board may, in its sole discretion, accelerate the Issue Date for all or any Unit Awards at any time and from time to time.

(c) ***Issuance of Trust Units or Cash Payment*** – Subject to **Section 6(a)**, the number of Units that are issuable to the Grantee on the Issue Date shall be acquired by the Corporation on the TSX or from the Trust, as an issuance of treasury Units, or a combination thereof, at the discretion of the Corporation. In addition, at any time when the Units are listed and posted for trading on the TSX, the Trust may elect on any Issue Date pertaining to a Unit Award, to pay an amount in cash equal to the aggregate current market value of the Units to be issued (based on volume weighted average trading price of the Units on the TSX on five trading days immediately preceding the Issue Date) (the "**Settlement Amount**") in consideration for the surrender by the Grantee to the Trust of the right to receive Units under such Unit Award provided that the Settlement Amount is not more than $5,000 in the aggregate unless otherwise approved by the Board. The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by **Section 7** hereof.

(d) ***Delivery of Trust Units or Cash Payment*** As soon as practicable following the Issue Date or the election of the Trust to pay the Settlement Amount, the Trust shall cause the certificates representing the issued Units or a cheque to be issued payable to the Grantee (or as the Grantee may direct) in the Settlement Amount, in each case subject to **Section 7** hereof, and sent by pre paid mail or delivered to the Grantee. Notwithstanding the foregoing, unless otherwise approved by the Board, all Units issued or Settlement Amounts to be paid to a Grantee on a Leave of Absence shall be held in escrow by the Trust and released upon the to the Grantee after the Leave of Absence ends. Any Units or Settlement Amount that has not been released on before the fifth (5th) anniversary of the grant date of the applicable Unit Award shall be returned to the Trust for cancellation or, in the case of the Settlement Amount, be refunded to the Trust.

(e) ***Termination of Relationship as Service Provider*** – Unless otherwise determined by the Committee or unless otherwise provided in a Unit Award Agreement pertaining to a particular Unit Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i) <u>*Termination*</u> – If a Grantee ceases to be a Service Provider for any reason whatsoever, other than the death or disability of such Grantee, all outstanding Unit Award Agreements under which Unit Awards have been made to such Grantee shall be terminated and all rights to receive Units thereunder shall be forfeited by the Grantee effective as of the date that is 30 days from the Cessation Date, provided that; upon the termination of any employee for cause, the Board may, in its sole discretion, determine that all outstanding Unit Awards shall immediately terminate and become null and void.

(ii) <u>*Termination Upon Death*</u> – Upon the death or disability of a Grantee, all outstanding Unit Award Agreements under which Unit Awards have been made to such Grantee shall be terminated and all rights to receive Units thereunder shall be forfeited by the Grantee effective as of the date that is 6 months from the Cessation Date.

(iii) <u>*Extension of Expiration Period*</u> – The Board may, in its sole discretion, determine that the expiration periods set forth in Section 6(e)(i) and Section 6(e)(ii) shall be extended by the time frames set forth in **Section 6(b)(i)** and **Section 6(b)(ii)**.

(f) ***Rights as a Unitholder*** – Until the Units granted pursuant to any Unit Award have been issued in accordance with the terms of the Plan, the Grantee to whom such Unit Award has been made shall not possess any incidents of ownership of such Units including, for greater certainty and without limitation, the right to receive cash Distributions on such Units and the right to exercise voting rights in respect of such

Units. Such Grantee shall only be considered a Unitholder in respect of such Units when such issuance has been entered upon the records of the duly authorized transfer agent of the Trust.

(g) ***Treatment of non-cash Distributions*** – In the case of a non-cash Distribution, including Units or other securities or other property, the Committee may, in its sole and absolute discretion, determine that this non-cash Distribution be provided to the Unit Award holder on the same basis as a holder of a Unit with the same Distribution Record Date and Distribution Payment Date, regardless of the Unit Award vesting date, and, in such event, no adjustment to the Adjustment Ratio will be provided to the Unit Award holder. The Committee may provide this non-cash Distribution to the Unit Award holder in the same form as the non-cash distribution received by a holder of a Unit or a cash equivalent amount determined in the sole and absolute discretion of the Committee.

In the alternate case, where the Unit Award holder does not participate in a non-cash Distribution as described above, the Committee will, in its sole and absolute discretion, determine the cash value of such non-cash Distribution to be applied to the Adjustment Ratio.

(h) ***Effect of Certain Changes*** -- In the event:

(i) of any change in the Units through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(ii) that any rights are granted to Unitholders to purchase Units at prices substantially below Fair Market Value; or

(iii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Units are converted into or exchangeable for any other securities,

then, in any such case, the Board may make such adjustments to the Plan, to any Unit Awards and to any Unit Award Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

7. Withholding Taxes

When a Grantee or other person becomes entitled to receive Units hereunder, or any Settlement Amount in respect of any Unit Award Agreement, the Trust shall have the right to require the Grantee to remit to the Trust an amount sufficient to satisfy any withholding tax requirements relating thereto. Such withholding tax obligation may also be accomplished, in whole or in part. by the Corporation or the Trust, as the case may be, withholding from the Units or the Settlement Amount such number of Units such amount as is necessary to satisfy the amount of the total withholding tax obligation, or in such other manner as the Corporation may determine.

8. Non-Transferability

Subject to **Section 6(e)(ii)**, the right to receive Units pursuant to a Unit Award granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Unit Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Unit Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Unit Award shall terminate and be of no further force or effect.

9. Merger and Sale, etc.

Except in the case of a transaction that is a Change of Control and to which Sections **6(b)(i)(II)** and **6(b)(ii)(II)** apply, the Trust will not enter into any transaction or series of transactions whereby the Trust or all or substantially all of the Trust's undertaking, property or assets would become the property of any other trust, body

corporate, partnership or other person (a "**Successor**") whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Trust and the Successor execute such instruments and do such things as are necessary to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Trust under this Plan and the Unit Award Agreements outstanding on consummation of such transaction in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect (including the right to receive trust units, shares, securities or other property of the Successor in lieu of Units upon the subsequent vesting of Unit Awards). Subject to compliance with this Section 9, any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Trust under this Plan and such Unit Award Agreements with the same effect as though the Successor had been named as the Trust herein and therein and thereafter, the Trust shall be relieved of all obligations and covenants under this Plan and such Unit Award Agreements and the obligation of the Trust to the Grantees in respect of the Unit Awards shall terminate and be at an end and the Grantees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Units of the Trust upon vesting of the Unit Awards.

10. Amendment and Termination of Plan

This Plan any Unit Awards granted pursuant to the Plan may be amended, modified or terminated by the Board without approval of Unitholders subject to approval of the TSX. The Board may vary the vesting periods under the Plan provided that the duration of any Unit Awards shall not exceed 3 years. Notwithstanding the foregoing, the Plan may not be amended without Unitholder approval to: (a) make any amendment to the Plan to increase the percentage of Units issuable on exercise of outstanding Unit Awards at any time pursuant to paragraph 5(a) hereof; (b) extend the term of any outstanding Unit Awards held by Insiders; (c) make any amendment to the Plan that would permit a holder to transfer or assign Unit Awards to a new beneficial holder other than in the case of death of the holder; (d) any amendment to increase the number of Units that may be issued to Insiders above the restriction contained in **Section 5**; or (e) an amendment to amend this **Section 10**. In addition, no amendment to the Plan or Unit Awards granted pursuant to the Plan may be made without the consent of the holder, if it adversely alters or impairs any Unit Award previously granted to such holder under the Plan.

11. Miscellaneous

(a) ***Effect of Headings*** – The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b) ***Compliance with Legal Requirements*** – The Trust shall not be obliged to issue any Units if such issuance would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Units under any Unit Award as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Units in compliance with applicable laws, rules and regulations. The Trust shall not be required to qualify for resale pursuant to a prospectus or similar document any Units awarded under the Plan, provided that, if required, the Trust shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of the Plan and the granting of Unit Awards hereunder in accordance with any such requirements.

(c) ***No Right to Continued Employment*** – Nothing in the Plan or in any Unit Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Trust or any Trust Affiliates, to be entitled to any remuneration or benefits not set forth in the Plan or a Unit Award Agreement or to interfere with or limit in any way the right of the Trust or any Trust Affiliate to terminate Grantee's employment or service arrangement with the Trust or any Trust Affiliate.

(d) ***Ceasing to be a Trust Affiliate*** – Except as otherwise provided in this Plan, Unit Awards granted under this Plan shall not be affected by any change in the relationship between or ownership of the Trust and a Trust Affiliate. For greater certainty, all Unit Awards remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be a Trust Affiliate.

(e) *Expenses* – All expenses in connection with the Plan shall be borne by the Trust.

12. Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

13. Governing Law

The Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

14. Effective Date

This Plan shall take effect on •, 2007 subject to the acceptance of the Plan by the TSX and any other relevant regulatory authorities and approval of the Unitholders.

15. Approval

This Plan and all of the Trust's security based compensation arrangements, must be approved by the Unitholders every three years.

TRUST UNIT RIGHTS INCENTIVE PLAN

This document sets out the terms and conditions of the Unit Rights Incentive Plan (the "**Plan**") of the Focus Energy Trust (the "**Trust**") adopted and approved by the board of directors (the "**Board**") of FET Resources Ltd. (the "**Corporation**") and the unitholders of the Trust effect as of August 23, 2002 and amended as of May 15, 2007 (the "**Effective Date**").

1. The purpose of the Plan is to provide certain directors, officers, consultants, employees and other service providers, as applicable (all of which are hereinafter called "**Service Providers**"), of Trust and any of its subsidiaries, including the Corporation, with an opportunity to acquire rights ("**Rights**") to acquire units ("**Units**") of the Trust as designated from time to time by the Board of the Corporation. This will provide an increased incentive for these Service Providers to contribute to the future success and prosperity of the Trust, thus enhancing the value of the Units for the benefit of all the unitholders of Trust.

2. The Plan shall come into effect on the Effective Date, subject to the approval thereof by the Toronto Stock Exchange (the "**TSX**").

3. Unless otherwise approved by the Toronto Stock Exchange and the unitholders of the Trust, up to: (a) 5% of the aggregate number of issued and outstanding Units (including Units issuable upon exchange of exchangeable shares of the Corporation and limited partnership units of Focus Limited Partnership)(the "**Total Units**") less (b) the aggregate number Units reserved under the Trust's Unit Award Incentive Plan, may be issued pursuant to the Plan. Any increase in the Total Units will result in an increase in the available number of Units issuable under the Plan and any exercises of Rights will make new grants available under the Plan.

4. Rights shall be granted by the Board from time to time, at its sole discretion, to Service Providers, provided that the aggregate number of Rights granted to any single holder of Rights shall not exceed 1% of the Total Units and the aggregate number of Rights granted to the non-management directors shall not exceed 1% of the Total Units. The number of Units: (a) issued to Insiders, within a one year period; and (b) issuable to Insiders, at any time under the Plan, or when combined with all other securities based compensation arrangements, may not exceed 10% of the Total Units. No Service Provider shall have any rights to be granted Rights hereunder, except as may be specifically granted by the Board.

5. Rights granted under the Plan may not be assigned or transferred by a holder thereof.

6. The Plan is subject to the approval of the TSX and no Rights which may be granted prior to the receipt of such approval may be exercised until such approval has been received.

7. Subject to the restrictions on exercise set out in paragraphs 6 and 17 and the provisions of paragraphs 11, 12 and 15 below, Rights granted under the Plan may be exercised (the "**Exercise Period**") within the later of:

   (a) a period of 5 years from the date upon which the Rights were granted (the "**Grant Date**");

   (b) a period of 5 years from the date of the Grant Date plus any Black-Out Expiration Term (as defined in Section 18) if a Black-Out Period is in effect at the end of such 5 year period;

(c) the periods set forth in Section 7(a) plus that number of days required such that period ends on business day if any of the periods referred to in Section 7(a) fall on a non-business day,

provided that in no event may any Rights be exercised after 7 years from the Grant Date. At the expiration of the Exercise Period any Rights which have not been exercised shall expire and become null and void.

Notwithstanding the foregoing, but subject to Section 17, the Rights may only be exercised after such Rights have "vested" in accordance with the vesting schedule determined by the Board in its sole discretion.

8. The grant price ("**Grant Price**") per Right granted hereunder shall be equal to the weighted average of the per Unit closing price of Units of the Trust traded through the facilities of the TSX on the five (5) trading days immediately preceding the Grant Date.

9. The exercise price ("**Exercise Price**") per Right granted hereunder shall be at the election of the holder either:

(a) the Grant Price; or

(b) the amount calculated by deducting from the Grant Price the aggregate of all distributions, on a per Unit basis, made by the Trust after the Grant Date which represent a return of more than 0.833% of the Trust's recorded cost of capital assets (excluding any ceiling test write downs and adjustments due to the conversion of exchangeable shares or any other fully paid exchangeable securities of the Corporation and limited partnership units of Focus Limited Partnership into Units) less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test has been met, then the entire amount of the distribution is deducted from the Grant Price. For greater certainty, where a Grant Date falls other than on the first day of a calendar month, the per Unit amount of the distribution deducted from the Grant Price for that calendar month shall be pro-rated from the Grant Date to the end of such calendar month.

10. The Plan shall be administered by the Board. The Plan may be amended, modified or terminated by the Board with the approval of the TSX. The Board may establish a minimum Exercise Price and vary the vesting and expiry periods under the Plan provided that the duration of the Rights shall not exceed five years.

11. Upon any holder of Rights ceasing to be a Service Provider for any reason whatsoever, other than the death or disability of such holder of Rights, during the Exercise Period, all Rights which have not vested at such date shall terminate and become null and void, and such holder of Rights shall have until the earlier of:

(a) thirty (30) days from the date such holder of Rights ceased to be a Service Provider; or

(b) the end of the Exercise Period,

to exercise the portions of any outstanding Rights which have vested in such holder of Right pursuant to paragraph 7 above, and at the expiration of such thirty day period, any vested Rights which have not been so exercised shall terminate and become null and void; provided that upon

the termination of any employee for cause, the Board may, in its sole discretion, determine that all vested Rights which have not been exercised shall immediately terminate and become null and void.

12. Upon the death or disability of any individual holder of Rights during the Exercise Period, all Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder of Rights shall have until the earlier of:

(a) six (6) months from the date of the death or disability of such holder of Rights; or

(b) the end of the Exercise Period,

to exercise those outstanding Rights which had vested in such holder of Rights pursuant to paragraph 7 above as at the date of death or disability, and at the expiration of such six month period, any vested Rights which have not been exercised shall terminate and become null and void.

13. Rights granted hereunder shall be exercisable by a holder of Rights by delivering written notice in the form attached as Schedule "A" hereto to the Trust specifying the number of Rights being exercised, accompanied by payment in full of the Exercise Price for the number of Rights for which such exercise is made. The calculation of the Exercise Price shall be ratified and confirmed by the Chief Financial Officer of the Corporation. (In the event of the exercise of Rights by the Chief Financial Officer, the calculation of the Exercise Price shall be ratified and confirmed by the Chief Executive Officer). Upon receipt of such notice made in accordance with the terms and conditions of the Plan, the Trust shall cause to be issued, and deliver to such holder of Rights, a certificate representing the Units for which such Rights have been exercised.

14. In the event, during any Exercise Period of any Rights granted hereunder, of any consolidation, subdivision, re-division or change of the Units of the Trust into a greater or lesser number of Units, then such outstanding Rights shall be deemed to be amended to be for such greater or lesser number of Units as would have resulted if the Units represented by such Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Exercise Price shall be deemed to be adjusted on a pro rata basis.

15. The vesting provisions set out in paragraph 7 above shall be accelerated and all unexercised Rights may be exercised upon the effective date of a change of control of the Trust or the Corporation. For the purposes hereof, a "change of control" shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control of the Trust or the Corporation:

(a) a successful "take-over bid" as defined in the *Securities Act, R.S.A. 2000, c. S-4,* as amended, or any successor legislation thereto, pursuant to which the "offeror" would as a result of such take-over bid, if successful, beneficially own in excess of 50% of the outstanding Total Units of the Trust or common shares of the Corporation;

(b) the issuance to or acquisition by any person, or group of persons acting in concert, of Units of the Trust which in the aggregate total 50% or more of the then issued and outstanding Total Units of the Trust;

(c) a change in the ownership of the Corporation the effect of which is that a sufficient number of voting shares of the Corporation taken on a fully diluted basis, necessary to elect a majority of directors to the Board of the Corporation are not beneficially held or under the direction or control of the Trust; and

(d) the sale of all or substantially all of the assets of the Corporation; and

(e) the termination of the Trust.

16. The granting of Rights hereunder to any holder of Rights shall not obligate such holder of Rights to exercise such Rights or any portion thereof.

17. Unless approved by the Board, no Rights may be exercised by a Service Provider during a Black-Out Period which is applicable to such Service Provider.

18. In this Plan the following terms shall have the meaning set forth below:

(a) **"Black-Out Expiration Term"** means ten (10) business days from the date that any Black-Out Period ends;

(b) **"Black-Out Period"** means a period of time imposed by the Board pursuant to the policies of the Trust upon certain Service Providers during which those persons may not trade in any securities of the Trust; and

(c) **"disability"** means: (i) a Service Provider who has been placed on long term disability under Focus' long term disability plan or, if such Service Provider is not covered by Focus' long term disability plan, would meet the requirements to be placed on long term disability under Focus' long term disability plan if covered; and (ii) Focus has not made a determination to designate the Service Provider's status as being on a leave of absence;

19. This Plan and all of the Trust's security based compensation arrangements, must be approved by the unitholders of the Trust every three years.

FOCUS ENERGY TRUST

Per: ______________________________

Per: ______________________________

SCHEDULE "A"

NOTICE OF EXERCISE OF UNIT RIGHTS

To: Focus Energy Trust (the "Trust")

The undersigned holder of Rights hereby gives notice of intention to exercise Rights to purchase ________ ____________________ Units of the Trust granted on ____________________________, 20____, at the following Exercise Price:

Grant Price ($___________.______)

Exercise Price ($___________.______)

Payment in full of the aggregate Exercise Price for the total number of Rights being exercised is enclosed.

______________________________ Date	______________________________ Signature of Holder of Rights
	______________________________ Name (please print)
	______________________________ Address
	______________________________
	______________________________
Please have my Unit certificate sent to me at:	____________ Above address
	____________ c/o 3300, 205 – 5th Avenue SW Calgary, Alberta T2P 2V7

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST FILES ITS ANNUAL INFORMATION FORM

Calgary, Alberta, **March 29, 2007** - Focus Energy Trust (the "Trust") (FET.UN — TSX) today filed its Annual Information Form which includes the Trust's reserves data and other oil and gas information for the year ended December 31, 2006 as mandated by National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators. Copies of the Trust's Renewal Annual Information Form may be obtained on www.sedar.com.

Focus Energy Trust is a natural gas weighted energy trust. The Trust is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders, ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans
President and Chief Executive Officer

or

William D. Ostlund
Senior Vice-President and Chief Financial Officer

Focus Energy Trust
3300, 205 – 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Telephone: (403) 781 - 8409
Telecopier: (403) 781 - 8408

FOCUS ENERGY TRUST

FORM OF PROXY
FOR THE ANNUAL GENERAL AND SPECIAL MEETING TO BE HELD ON MAY 17, 2007

I, ______________________________ of ____________________________________, being a holder (the "Unitholders") of trust units ("Trust Units") of Focus Energy Trust (the "Trust") hereby appoint Derek W. Evans, President and Chief Executive Officer of FET Resources Ltd., or, failing him, William D. Ostlund, Senior Vice President and Chief Financial Officer of FET Resources Ltd., both of the City of Calgary, in the Province of Alberta, or, instead of either of the foregoing, ______________________ of ________________________, as my proxy, with full power of substitution, to attend and act and vote for me and on my behalf at the annual and special meeting of the Unitholders of the Trust (the "Meeting") to be held on May 17, 2007 and at any adjournment thereof and at every poll that may take place in consequence thereof. Without limiting the general powers conferred, I hereby direct the said proxy to vote the shares represented by this proxy as follows, on the following matters, namely:

1. FOR ________ or AGAINST _______ the resolution fixing the number of directors of FET Resources Ltd. to be elected at the Meeting at nine (9) members;

2. FOR ________ or WITHHOLD FROM VOTING FOR _______ the election as directors for the ensuing year of the nine (9) nominees proposed by management in our Information Circular - Proxy Statement dated March 15, 2007;

3. FOR ________ or WITHHOLD FROM VOTING FOR _______ the appointment of KPMG LLP, Chartered Accountants, as our auditors of the Trust for the ensuing year and to authorize the directors of FET Resources Ltd. to fix their remuneration as such;

4. FOR _________ or AGAINST _________ an Amendment of the Trust Unit Rights Incentive Plan as described in the Information Circular and Proxy Statement of Focus Energy Trust dated March 15, 2007;

5. FOR _________ or AGAINST _________ the resolution approving the unit award incentive plan as described in the Information Circular and Proxy Statement of Focus Energy Trust dated March 15, 2007; and

6. At the discretion of the said proxy upon any amendment or variation of the above matters or any other matter that may properly be brought before the meeting or any adjournment thereof in such manner as such proxy in his sole judgment may determine.

I hereby revoke any proxies heretofore given.

Your Trust Units will be voted as directed in the spaces provided above or, if no direction is given, be voted in favour of each of the above matters. You have the right to appoint a person, who need not be a Unitholder, to attend and to act for you at the Meeting, other than the persons designated above. To exercise such right, the names of the persons designated by management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

This solicitation is made on behalf of management of the Trust.

Dated this _____ day of ______________, 2007.

____
(Signature of Unitholder)

____
(Name of Unitholder - please print)

Notes:

(1) If you are a corporation, your corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

(2) If you are an executor, administrator, trustee, etc. you should indicate your capacity.

(3) This form of proxy must be dated and the signature of the proxy should be exactly the same as the name in which the shares are registered.

(4) This proxy will not be valid and will not be acted upon or voted unless it is signed and dated and delivered to Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 not less than 24 hours before the time for holding the Meeting or any adjournment thereof.

FOCUS ENERGY TRUST

Notice of
Annual and Special Meeting of Unitholders
to be held on Thursday, May 17, 2007

The annual and special meeting of the unitholders of Focus Energy Trust will be held at the Bow Valley Conference Centre, 3rd Floor, Angus / Northcote Room, 205 - 5th Avenue S.W., Calgary, Alberta on Thursday, May 17, 2007 at 3:00 p.m. (Calgary time) to:

1. receive and consider our financial statements for the year ended December 31, 2006, together with the report of the auditors;

2. fix the number of directors of FET Resources Ltd. to be elected at the meeting at 9 members;

3. elect 9 directors of FET Resources Ltd.;

4. appoint the auditors and to authorize the directors to fix their remuneration as such;

5. amend our trust unit rights incentive plan;

6. approve our units award incentive plan; and

7. transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time for holding the meeting or any adjournment thereof.

Only unitholders of record at the close of business on March 29, 2007 will be entitled to vote at the meeting, unless that unitholder has transferred any units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the units and demands that the transferee's name be included on the list of unitholders.

DATED at Calgary, Alberta this 15th day of March, 2007.

By order of the Board of Directors of
FET Resources Ltd.

(signed) Derek W. Evans
President and Chief Executive Officer

FOCUS ENERGY TRUST

Information Circular - Proxy Statement
for the Annual and Special Meeting to be held on May 17, 2007

PROXIES

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at our Annual and Special Meeting of the unitholders of Focus Energy Trust to be held on Thursday, May 17, 2007 at the Bow Valley Conference Centre, Angus / Northcote Room, located at 205 - 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach Valiant Trust Company, Suite 310, 606-4th Street S.W., Calgary, Alberta, T2P 1T1, not less than 24 hours before the time for holding the meeting or any adjournment thereof. Only unitholders of record at the close of business on March 29, 2007 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

We have two outstanding types of securities that entitle holders to vote generally at meetings of unitholders being trust units and special voting rights. Each trust unit outstanding on the record date is entitled to one vote. A single special voting right was issued to Valiant Trust Company as trustee under a voting and exchange trust agreement for the benefit of holders of Focus Limited Partnership B Units issued by our subsidiary, Focus Limited Partnership. This special voting right is entitled to one vote for each Focus Limited Partnership B Unit outstanding on the record date. The trust units and the special voting rights vote together as a single class on all matters. Valiant Trust Company is required to vote the special voting rights in the manner that holders of Focus Limited Partnership B Units instruct, and to abstain from voting on the Focus Limited Partnership B Units for which Valiant Trust Company does not receive instructions.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers of FET Resources Ltd. ("**FET**"). **As a unitholder you have the right to appoint a person, who need not be a unitholder, to represent you at the meeting.** To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to you if you do not hold your trust units in your own name. Only proxies deposited by unitholders whose names appear on our records as the registered holders of trust units can be recognized and acted upon at the meeting. If trust units are listed in your account statement provided by your broker, then in almost all cases those trust units will not be registered in your name on our records. Such trust units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such trust units are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Trust units held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your trust units.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your units are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail

or facsimile. Alternately, you can call their toll-free telephone number to vote your units. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of units to be represented at the meeting. If you receive a voting instruction form from ADP it cannot be used as a proxy to vote trust units directly at the meeting as the proxy must be returned to ADP well in advance of the meeting in order to have the trust units voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of Annual and Special Meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

Exercise of Discretion by Proxy

The trust units represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the trust units will be voted on any poll in accordance with the specification so made. If you do not provide instructions your trust units will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of Annual and Special Meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

Voting By Holders Of Focus Limited Partnership B Units

Valiant Trust Company holds one special voting right. The special voting right is entitled to a number of votes at the meeting equal to the aggregate number of outstanding Focus Limited Partnership B Units. Each holder of Focus Limited Partnership B Units is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder's Focus Limited Partnership B Units. A voting direction is the means by which you may authorize the voting of your voting rights at the meeting. Valiant Trust Company will exercise each vote only as you directed on the voting direction. In the absence of your instructions to voting, Valiant Trust Company will not exercise your votes. You may also instruct Valiant Trust Company to give a proxy entitling your designee of the holder to vote personally the relevant number of votes or to grant to our management a proxy to vote those votes. The procedures for holders of Focus Limited Partnership B Units to instruct Valiant Trust Company about voting at the meeting are explained in the "*Voting Direction for Holders of Focus Limited Partnership B Units*" that has been provided to holders of Focus Limited Partnership B Units with this information circular – proxy statement.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of trust units and an unlimited number of special voting rights without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at March 15, 2007, there were 69,430,408 trust units and one special voting right, entitled to a total of 78,742,218 votes, issued and outstanding. As a holder of trust units you are entitled to one vote for each trust unit you own. As a holder of Focus Limited Partnership B Units you are entitled to one vote for each Focus Limited Partnership Unit you own. As at March 15, 2007, there were 9,311,810 Focus Limited Partnership B Units issued and outstanding. As a holder of trust units you are entitled to one vote for each Focus Limited Partnership B Unit you own.

To the best of our knowledge and the knowledge of the directors of FET, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over trust units carrying more than 10% of the voting rights attached to the issued and outstanding trust units and special voting right which may be voted at the Meeting, except as set forth below.

	Number of Units	Percentage of Voting Rights
Clayton H. Woitas(1)	8,178,786	10.4%

Note:
(1) Includes Focus Limited Partnership B Units.

As at March 15, 2007, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 7,968,552 trust units or approximately 11.5% of the issued and outstanding trust units, 5,347,398 Focus Limited Partnership B Units or approximately 57.4% of the issued and outstanding Focus Limited Partnership B Units or approximately 16.9% of the votes to be cast at the meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the meeting, the unitholders will be asked to fix the number of directors of FET to be elected at the meeting at 9 members and to elect 9 directors.

Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the board of directors at 9 members, and in favour of the election as directors of the 9 nominees set forth below:

Matthew J. Brister
John A. Brussa
Stuart G. Clark
Derek W. Evans
Jeff S. Lebbert
James H. McKelvie
David P. O'Brien
Gerald A. Romanzin
Clayton H. Woitas

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The names and municipalities of residence of all of the persons nominated for election as directors, the approximate number of trust units and Focus Limited Partnership B Units beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations, as of March 15, 2007, were as follows:

Name and Municipality of Residence	Number of Trust Units/Focus Limited Partnership B Units Beneficially Owned or Controlled	Offices Held and Time as Director	Age	Principal Occupation
Matthew J. Brister(3)(5) Calgary, Alberta	1,915,725/nil	Director since 2002	48	President & CEO, Storm Ventures International Inc. and Chairman of the Board, Storm Exploration Inc.
John A. Brussa(4) Calgary, Alberta	40,556/38,793	Director since 2002	50	Senior Partner, Burnet, Duckworth & Palmer LLP (law firm)
Stuart G. Clark(1)(2) Calgary, Alberta	800,287/nil	Chairman and Director since 2002	52	Independent Businessman
Derek W. Evans Calgary, Alberta	166,880/7,583	President, Chief Executive Officer and Director since 2002	51	President and Chief Executive Officer of FET Resources Ltd.
Jeff S. Lebbert (4) Calgary, Alberta	579,577/734,116	Director since 2006	48	Vice President, Range Royalty Management Ltd. (general partner of Range Royalty Limited Partnership)
James H. McKelvie (2)(4) Toronto, Ontario	21,115/nil	Director since 2003	56	Independent Businessman
David P. O'Brien(5) Calgary, Alberta	207,536/279,814	Director since 2006	65	Chairman of the Board of EnCana Corporation and Chairman of the Board of the Royal Bank of Canada
Gerald A. Romanzin(2)(3)(5) Calgary, Alberta	10,645/nil	Director since 2002	48	Corporate Director
Clayton H. Woitas(3) Calgary, Alberta	3,935,840/4,242,946	Director since 2006	58	President & CEO, Range Royalty Management Ltd. (general partner of Range Royalty Limited Partnership)

Notes:
(1) Chairman of the Board.
(2) Member of Audit Committee.
(3) Member of Reserves Corporate Committee.
(4) Member of Compensation Committee.
(5) Member of Corporate Governance Committee.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

None of the nominated directors have been subject to cease trade or similar regulatory orders or bankruptcies or similar proceedings against directors or companies which they have been directors or officers of within the last 10 years, except as follows. Mr. John Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the *Company Act* (British Columbia) and under the *Companies' Creditors Arrangement Act* (Canada) which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.). Mr. David O'Brien was a director of Air Canada which made a filing under the Companies' Creditors Arrangement Act in April 2003. Mr. O'Brien resigned as a director on November 26, 2003.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the unitholders and to authorize the directors to fix their remuneration as such.

Amendment of the Trust Unit Rights Incentive Plan

Our board of directors believes that it is in the best interests of unitholders to make certain amendments to the trust unit rights incentive plan, including:

- reducing the current maximum of 5% of the outstanding trust units (including trust units issuable upon exchange of Focus Limited Partnership B Units) by the number of trust units reserved under the Unit Award Incentive Plan discussed below such that the combined maximum number of units under the trust unit rights incentive plan and Unit Awards Incentive Plan will be 5% of the outstanding trust units (including trust units issuable upon exchange of Focus Limited Partnership B Units).

- that rights may not be exercised in black-out periods and to the extent that any rights would expire in a black-out period their expiry shall be extended by ten business days from the date that any black-out period imposed by our board ends if a right would expire in a black-out period.

- amending the plan to provide that in the case of disability of a service provider the rights will expire on the earlier of 6 months and their existing expiry date.

In addition, our board of directors approved two amendments to the trust unit rights incentive plan, subject to TSX approval. The first amendment restricted the number of trust units: (a) issued to insiders, within one year period; and (b) issuable at any time under the trust unit rights incentive plan, or when combined with any other plan, to 10% of the total outstanding trust units (including trust units issuable upon exchange of exchangeable shares and any other fully paid exchangeable securities of any other party controlled by us). The second amendment is to modify the exercise price adjustment to exclude certain non-cash balance sheet adjustments which may effect the carrying value of oil and natural gas properties. We have obtained approval of the TSX for these amendments.

As of March 15, 2007, 2,976,683 rights have been granted (approximately 3.8% of issued and outstanding trust units (including trust units issuable upon exchange of Focus Limited Partnership B Units) and 378,500 rights have been exercised (approximately 0.5% of issued and outstanding trust units (including trust units issuable upon exchange of Focus Limited Partnership B Units) and 234,034 rights have been cancelled such that 2,364,149 rights (approximately 3.0% of issued and outstanding trust units (including trust units issuable upon exchange of Focus Limited Partnership B Units) are issued and outstanding. As of March 15, 2007, 3,792,071 units have been reserved for issuance under the trust unit rights incentive plan, and 1,427,922 rights remain available for grant under the trust unit rights incentive plan.

A copy of the amended trust unit rights incentive plan has been filed on SEDAR and may be viewed at *www.sedar.com*.

The trust unit rights incentive plan will continue to have the following features:

- directors, officers, consultants, employees and other service providers of Focus Energy Trust, or those of its subsidiaries, partnerships, trusts or other controlled entities are eligible to receive rights under the trust unit rights incentive plan and are not assignable.

- the maximum exercise period for rights is 5 years.

- the vesting arrangements are within the discretion of our board of directors.

- the term of rights grants are within the discretion of our board of directors.

- the rights may be exercised at an amount equal to the five day weighted average closing price on the TSX prior to the date of grant, less monthly distributions paid up to and including the exercise provided they exceed 10% per annum of our net book value subject to certain adjustments set forth in the plan.

- rights terminate on the earlier of the expiry date and 30 days after a rightholder ceasing to be an eligible participant. However, in the event of death, the rights will expire on the earlier of the expiry date and 6 months from the date of death.

- the aggregate number of rights granted to any single holder of rights and non-management directors shall not exceed 1% of the total outstanding trust units (including trust units issuable upon exchange of exchangeable shares and any other fully paid exchangeable securities of any other party controlled by us).

- normal anti-dilution provision in the event of consolidation, subdivision, re-division or change in trust units to adjust the rights shall entitle the holder to a greater or less number trust units as the case may be and adjustment to the exercise price if required.

- the vesting of all rights will accelerate on "change of control" which is defined to include a person or persons acting in concert to acquire 50% or more of the trust units (including trust units issuable upon exchange of exchangeable shares and any other fully paid exchangeable securities of any other party controlled by us), sale of all or substantially all of the assets of the trust or dissolution of the trust.

Pursuant to the rules of the TSX the increase must be approved by the holders of a majority of the units voting at the meeting. Accordingly, at the meeting, the following ordinary resolution will be presented:

> BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF Focus Energy Trust, that the trust unit rights incentive plan of Focus Energy Trust be amended as described in the information circular and proxy statement of Focus Energy Trust dated March 15, 2007 with such other conforming changes as the board of directors of FET Resources Ltd. considers necessary or appropriate.

Approval of the Unit Award Incentive Plan

At the meeting, unitholders will be asked to consider and, if deemed advisable, approve the adoption by us of a unit award incentive plan which will authorize our board to grant awards ("**Unit Awards**") of restricted units ("**Restricted Awards**") and performance units ("**Performance Awards**") to persons, firms or corporations who are our employees, senior officers, directors or who are consultants or other service providers to us and our affiliates. Provided that the unit award incentive plan is approved at the meeting, and agreed upon by the board of directors, no other grants will be made under our trust unit rights incentive plan. A copy of the unit award incentive plan has been filed on SEDAR and may be viewed at *www.sedar.com*.

The principal purposes of the unit award incentive plan are: to retain and attract qualified employees, officers, directors, consultants and other service providers; to promote a proprietary interest in us by such persons and to encourage such persons to remain in our employ or service and put forth maximum efforts for the success of our business; and to focus our management on our operating and financial performance and long-term unitholder returns.

Under the terms of the unit award incentive plan, service providers may be granted Restricted Awards or Performance Awards. Each Restricted Award will entitle the holder to be issued the number of trust units designated in the Restricted Award and such trust units will be issued as to one third on each of the first and second anniversary dates of the date of grant and as to the remaining one-third of the units awarded pursuant to such Restricted Award, on the date that is two years and nine months from the date of the Restricted Award or such earlier or later dates as may be determined by our board. Each Performance Award will entitle the holder to be issued as to one third on each of the first and second anniversary dates of the date of grant and as to the remaining one-third of the units awarded pursuant to such Performance Award, on the date that is two years and nine months from the date of the Performance Award or such earlier or later dates as may be determined by our board the number

of trust units designated in the Performance Award multiplied by a Payout Multiplier (as defined in the unit award incentive plan), which is based on the percentile rank of our Total Unitholder Return (as defined in the unit award incentive plan), relative to returns on trust units or other securities of members of our peer comparison group over the term of the Performance Award. If the percentile rank is less than 35, the Payout Multiplier is zero and if the percentile rank is equal to or greater than 75, the Payout Multiplier is two. Pursuant to our unit award incentive plan, our board may in its sole and absolute discretion impose additional or different conditions to the determination of the issue date or the Payout Multiplier except that in no event shall the Payout Multiplier be greater than two. The unit award incentive plan also provides for adjustments to the number of trust units to be issued pursuant to Restricted Awards and Performance Awards for distributions that are paid on the trust units since the grant date of the Restricted Award or Performance Award, as the case may be.

The issue date of any Unit Award shall automatically be extended: (i) by ten business days plus the full amount of any leave of absence in excess of three months; (ii) by ten business days from the date that any black-out period imposed by our board ends if a right would expire in a black-out period; and (iii) to the next business day if the issue date would otherwise fall on a non-business day. In the event of a change in control of us, as defined in the unit award incentive plan, the issue dates attaching to the Unit Awards will be accelerated and all unexercised Unit Awards will be issued immediately prior to the date upon which the change of control is completed. Notwithstanding the foregoing, the issue date for all Unit Awards granted under the unit award incentive plan shall not extend beyond the day immediately prior to the third (3rd) anniversary of the date of grant of such Unit Award.

Pursuant to the unit award incentive plan, unless otherwise determined by our board or unless otherwise provided in a unit award agreement pertaining to a particular grant or any written employment or consulting agreement governing a service provider's role with us: (i) in the event that a service provider ceases to employed or retained for any reason whatsoever, other than the death or disability of such service provider, all outstanding Unit Award Agreements under which Unit Awards have been made to such service provider, shall be terminated and all rights to receive trust units thereunder shall be forfeited by the service provider effective as of the date that is 30 days from the date that the service provider ceases to be employed or retained, provided that upon the termination of any employee for cause, the board of directors may, in its sole discretion determine that all outstanding unit awards shall immediately terminate and become null and void; and (ii) upon the death or disability of the service provider, all outstanding unit award agreements under which unit awards have been made to such service provider shall be terminated and all rights to receive units thereunder shall be forfeited by the service provider effective as of the date that is six months from the death or disability of the service provider. Notwithstanding the foregoing, the board of directors may, in its sole discretion, determine that these vesting periods shall be extended for the extension periods contemplated elsewhere in the unit award incentive plan.

Except in the case of death, the right to receive trust units pursuant to a Unit Award granted to a service provider may only be exercised by such service provider personally. Except as otherwise provided in the unit award incentive plan, no assignment, sale, transfer, pledge or charge of a Unit Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Unit Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Unit Award shall terminate and be of no further force or effect.

On the issue date, the holder will receive either: (i) trust units; or (ii) the cash equivalent of such trust units provided that the total cash amount does not exceed $5,000. Trust units may be issued from treasury or purchased on the Toronto Stock Exchange. The determination of the value of trust units issued from treasury or the cash equivalent of such trust units shall be determined based upon the ten day weighted average closing price on the Toronto Stock Exchange prior to the date of calculation.

The unit award incentive plan provides that the maximum number of trust units reserved for issuance from time to time pursuant to Unit Awards shall not exceed 5%: (i) of our outstanding trust units (including trust units issuable upon exchange of exchangeable shares and any other fully paid exchangeable securities of any other entity controlled by us) less (ii) the aggregate number of units reserved under our trust unit rights incentive plan. Any increase in the number of total outstanding trust units (including trust units issuable upon exchange of exchangeable shares and any other fully paid exchangeable securities of any other entity controlled by us) will result in an increase in the available number of trust units issuable under the unit award incentive plan and any exercises of Unit Awards will make new grants available under the unit award incentive plan. In addition, if any Unit Award granted under the unit award incentive plan expires, terminates or is cancelled for any reason without the trust units issuable

thereunder having been issued in full or if any trust units are issued pursuant to any Unit Award granted under the unit award incentive plan, any such trust units shall be available for the purposes of the granting of further Unit Awards.

The aggregate number of Unit Awards granted to any single service provider shall not exceed 1% of the total issued and outstanding trust units (including trust units issuable upon exchange of exchangeable shares and any other fully paid exchangeable security of any other entity controlled by us). In addition: (i) the number of trust units issuable to insiders at any time, under all of our security based compensation arrangements, shall not exceed 10% of the total issued and outstanding trust units (including trust units issuable upon exchange of exchangeable shares and any other fully paid exchangeable security of any other entity controlled by us); and (ii) the number of trust units issued to insiders, within any one year period, under all of our security based compensation arrangements, shall not exceed 10% of the issued and outstanding trust units (including trust units issuable upon exchange of exchangeable shares and any other fully paid exchangeable security of any other entity controlled by us). The number of trust units issuable to non-management directors will be limited to a maximum of 0.5% of the issued and outstanding trust units (including trust units issuable upon exchange of exchangeable shares and any other fully paid exchangeable securities of any other party controlled by us).

The unit award incentive plan and any unit award may be amended, modified or terminated by our board without unitholder approval, subject to the approval of the Toronto Stock Exchange. Our board may vary the vesting periods under the plan provided that the duration of any Unit Award shall not exceed 3 years. Notwithstanding the foregoing, the plan may not be amended without unitholder approval to: (a) make any amendment to the plan to increase the percentage of units issuable on exercise of outstanding Unit Awards at any time; (b) extend the term of any outstanding Unit Awards held by insiders; (c) make any amendment to the plan that would permit a holder to transfer or assign Unit Awards to a new beneficial holder other than in the case of death of the holder; (d) any amendment to increase the number of units that may be issued to insiders above the restriction contained in the unit award incentive plan; or (e) an amendment to amend the amendment provision. In addition, no amendment to the unit award incentive plan or Unit Awards granted pursuant to the plan may be made without the consent of the holder, if it adversely alters or impairs any right previously granted to such holder under the unit award incentive plan.

The unit award incentive plan contains anti dilution provisions which allow our board to make such adjustments to the plan, to any Unit Awards and to any Unit Award Agreement outstanding under the unit award incentive plan as our board of directors may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to service providers thereunder.

Pursuant to the rules of the Toronto Stock Exchange, the unit award incentive plan must be approved by the holders of a majority of the units voting at the meeting. Accordingly, at the meeting, the following ordinary resolution will be presented:

> BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF Focus Energy Trust, that the unit award incentive plan of Focus Energy Trust as described in the information circular and proxy statement of Focus Energy Trust dated March 15, 2007 be approved with such other conforming changes as the board of directors of FET Resources Ltd. considers necessary or appropriate.

DIRECTORS' AND OFFICERS' COMPENSATION

Compensation Committee

Our Compensation Committee is comprised of John A. Brussa (Chair), Jeff S. Lebbert and James H. McKelvie and has been charged with reviewing overall human resource policies and procedures, including recruitment, performance management, compensation, benefit programs, training and development of personnel and succession planning. All of the members of the Compensation Committee are independent of management.

Report on Executive Compensation

The compensation committee holds meetings each year for the purpose of reviewing the overall compensation policy. The compensation committee makes specific recommendations to the board of directors on the President and Chief Executive Officer's salary, bonus payments and trust unit rights allocations and directors' compensation. The board of directors reviews all recommendations of the compensation committee before final approval. Any director who is also an officer is excused from the directors' meeting during any discussion of his compensation. The compensation committee also approves the salaries, bonus payments and long term incentive allocations of all other officers.

CEO and Other Executive Compensation Strategy

Our compensation plan for our executive officers has consisted of a combination of base salary, bonuses and the grant of rights under the trust unit rights incentive plan. We are proposing to amend our long term incentive program with the implementation of a unit award plan, subject to unitholder approval. The Compensation Committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other issuers of comparable size within the oil and gas industry, absolute and relative performance versus peers, and performance relative to the operating forecast approved by the board of directors. Such information is obtained from public disclosure by those issuers.

Base Salaries

Our policy with respect to executive compensation is to set a level of combined salary and benefits which make it competitive in attracting and retaining professionals and support staff capable of contributing significantly to our success and enhancement of unitholder value. Salary levels are determined with reference to amounts paid by comparable organizations in the oil and natural gas industry.

Bonus Plans

From the formation of the trust in August 2002 until June 2006 we had an Executive Bonus Plan for our key employees which was approved on August 20, 2002 at a special meeting of shareholders of Storm Energy Inc. (now FET Resources Ltd.). The principal purpose of the plan was to advance the interests of unitholders by providing for bonuses for key employees who were designated as participants thereunder. The goal in implementing the plan was to attract and retain such key employees, make their compensation competitive with other opportunities, provide them with an incentive to strive to achieve our financial and business objectives, and align their interests with those of the unitholders by paying bonuses half in trust units and half in cash.

The plan was administered by the Chief Executive Officer of FET, who selected the participants in the plan from among key employees and allocated participation points to each such participant, other than with respect to the Chief Executive Officer and Chief Financial Officer's participation level which was determined by the Compensation Committee. Under the plan, each participant was entitled to receive a monthly bonus equal to such participant's pro rata participation points multiplied by: (i) with respect to the first $2 million paid out in any calendar year pursuant to the plan, an amount equal to 2.5% of our net production revenue; and (ii) 2.0% of such net production revenue thereafter. The payment for any plan year was made 50% in cash and 50% in trust units.

In the second quarter of 2006, the Board approved a new compensation plan that would better suit the expanded employee base of Focus Energy Trust and be more comparable with the standard industry compensation framework for a trust of this size. As part of the change to compensation arrangements, the Executive Bonus Plan was eliminated, and the trust established an Annual Bonus Plan. Annual bonus amounts for officers of the trust, other than the Chief Executive Officer, are determined by the Chief Executive Officer and reviewed and approved by the Board of Directors based on recommendations of the Compensation Committee. The annual bonus for the Chief Executive Officer is determined by the Compensation Committee and reviewed and approved by the Board of Directors. Annual bonus amounts are determined after taking into consideration a number of factors including the relative performance of the trust with respect to comparable organizations in the oil and natural gas industry, industry standard compensation for comparable positions within the industry and the individual performance of each officer.

During the year, we recorded an expense of $1,607,270 associated with the Executive Bonus Plan for operations from January 1 to its elimination June 30, 2006. Half of this amount is settled through the issuance of trust units from treasury at a price equal to the last five trading days of the month for which the bonus relates.

In eliminating the Executive Bonus Plan, $3.0 million was to be paid to the participants in the Plan. Half was paid on July 4, 2006, and the remainder will be paid on July 3, 2007. In addition, participants received, in aggregate, an additional 495,600 trust unit appreciation rights during the third quarter of 2006. The financial statements for 2006 recognized the full $3.0 million amount, of which $2,871,856 was allocated to general and administrative expenses and $128,144 was allocated to production expenses.

An aggregate of 900,000 trust units were reserved for issuance pursuant to the Executive Bonus Plan. From August 2002 until December 31, 2006, a total of 267,439 trust units had been issued under the plan. No further trust units will be issued under the Executive Bonus Plan.

Trust Unit Rights Incentive Plan

We have a Trust Unit Rights Incentive Plan for directors, officers, employees or consultants of FET which permits the granting of rights to purchase up to a maximum of 5% of the aggregate number of issued and outstanding trust units and including the number of trust units which may be issued on the exchange of the outstanding Focus Limited Partnership B Units, which may be converted into trust units, unless otherwise approved by unitholders and the TSX. To December 31, 2006, a total of 322,250 trust units had been issued under the plan, and 3,848,321 trust units remained reserved for issuance under the plan. At December 31, 2006, a total of 2,438,03 rights were outstanding under the plan. The number of rights and the exercise price thereof is set by the board of directors of FET at the time of grant provided that the exercise price shall be equal to the weighted average of the per trust unit closing price of trust units traded through the facilities of the TSX on the five trading days immediately preceding the date of grant. Subject to unitholder approval at this meeting, the holder of rights is entitled to participate in monthly distributions which represent a return of more than 0.833% of our recorded cost of capital assets (excluding any ceiling test write downs and adjustments due to the conversion of exchangeable shares or any other fully paid exchangeable securities and limited partnership units of Focus Limited Partnership into trust units) less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. The rights have a life of up to five years, and vest equally over a period of three or four years commencing on the first anniversary of the grant. The plan is administered by the board of directors who may amend, modify, or terminate the plan with the approval of the TSX. The board of directors may establish a minimum exercise price and vary the vesting and expiry periods under the plan provided that the duration of the rights shall not exceed five years.

During 2006, we granted 1,338,447 rights to directors, officers, employees and consultants to purchase trust units at grant prices ranging from $18.15 to $25.51 per trust unit, subject to a downward adjustment to the extent that distributions to unitholders in any given month exceed 0.833% of our recorded cost of capital assets (excluding any ceiling test write downs and adjustments due to the conversion of exchangeable shares or any other fully paid exchangeable securities and limited partnership units of Focus Limited Partnership into trust units) less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Rights granted under the plan in 2006 generally have a four-year term and vest equally over three years commencing on the first anniversary of the grant.

CEO Compensation

In setting the CEO's base salary, the compensation committee, consistent with our long time policy, has targeted the CEO's base salary at a competitive range for comparable organizations in the oil and gas industry. In reviewing the CEO's participation in the Executive Bonus Plan, and annual bonus for 2006, the compensation committee reviewed our overall performance in 2006, the CEO's contribution towards this performance and reviewed data with respect to comparable organizations in the oil and natural gas industry. The compensation committee determined that the bonuses for the CEO in the aggregate of $344,849 was appropriate after considering, among other things, record levels of production volumes and cash flows as well as his continued demonstration of implementing our disciplined, focused but conservative business strategy in 2006. In connection with the elimination of the Executive Bonus Plan, the CEO received an additional $160,678 and will receive approximately $199,115 in 2007. In setting the grant of trust unit rights, the compensation committee set the CEO's award at 7.2% of last year's trust unit rights

grant consistent with its policy for all executives. The compensation committee also reviewed this grant and was satisfied that it is well within the range of incentive compensation for CEOs in comparable organizations in the oil and gas industry.

Summary

The board believes that long-term unitholder value is enhanced by compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including executive officers, is based on corporate performance, as well as industry-competitive pay practices.

Compensation Committee: John A. Brussa
Jeff S. Lebbert
James H. McKelvie

Compensation of Named Executive Officers

The following table sets forth information concerning the compensation paid to our Chief Executive Officer, Chief Financial Officer and the next four highest paid executive officers for the years ended December 31, 2006, 2005, and 2004.

					Long-term compensation				
		Annual compensation			Awards		Payouts		
Name and principal position	**Fiscal year**	**Salary ($)**	**Bonus[1] Current/ Deferred ($)**	**Other annual compen-sation ($)**	**Securities under options granted (#)**	**Securities subject to resale restriction ($)**	**LTIP payouts ($)**	**All other compen-sation ($)**	**Total**
Derek W. Evans President and Chief Executive Officer	2006	285,000	505,527 / 199,115	(2)	96,334	N/A	nil	nil	989,642
	2005	200,000	387,815	(2)	25,000	N/A	nil	nil	587,815
	2004	200,000	398,173	(2)	50,000	N/A	342,875	nil	974,048
William D. Ostlund Vice President Finance and Chief Financial Officer	2006	192,500	373,107 / 165,929	(2)	69,167	N/A	235,563	nil	967,099
	2005	150,000	323,179	(2)	12,500	N/A	396,055	nil	869,234
	2004	150,000	284,409	(2)	25,000	N/A	nil	nil	434,409
Dennis M. Lawrence Vice President Engineering	2006	170,000	293,685 / 132,743	(2)	58,667	N/A	nil	nil	596,428
	2005	125,000	268,244	(2)	12,500	N/A	nil	nil	393,244
	2004	125,000	227,527	(2)	25,000	N/A	203,475	nil	556,002
Bryce H. Murdoch Vice President Geology	2006	170,000	293,685 / 132,743	(2)	58,667	N/A	171,125	nil	767,553
	2005	125,000	258,543	(2)	12,500	N/A	130,500	nil	514,043
	2004	125,000	227,527	(2)	12,500	N/A	nil	nil	352,527
Al S. Pickering Vice President Land	2006	170,000	293,685 / 132,743	(2)	58,667	N/A	nil	nil	596,428
	2005	125,000	258,543	(2)	12,500	N/A	nil	nil	383,543
	2004	125,000	227,527	(2)	12,500	N/A	128,625	nil	481,152
David W. Sakal Vice President, Operations	2006	170,000	293,685 / 132, 743	(2)	58,667	N/A	nil	nil	596,428
	2005	125,000	258,543	(2)	12,500	N/A	nil	nil	383,543
	2004	125,000	227,527	(2)	25,000	N/A	nil	nil	352,527

Notes:

(1) In 2006 includes payments: (a) made in accordance with our Executive Bonus Plan for the period of January 1 to June 30, 2006 (one half of which was paid in trust units); (b) a year-end bonus for the period of July 1 to December 31, 2006; and (c) a payment associated with the elimination of the Executive Bonus Plan effective June 30, 2006. The deferred bonus amount relates to the estimated payment in 2007 associated with the elimination of the Executive Bonus Plan June 30, 2006.

(2) The value of perquisites and other personal benefits received by the named executive officers is not greater than 10% of the total salary and bonus or $50,000 for the period.

Trust Unit Rights Granted During the Year Ended December 31, 2006

The following table sets forth details with respect to all rights granted under the Trust Unit Rights Incentive Plan to our Chief Executive Officer, Chief Financial Officer and the next four highest paid executive officers during 2006.

Name	Securities under rights granted (#)	Percentage of total rights granted to employees in 2005 (%)	Exercise or base price ($/security)	Market value of securities underlying rights on date of grant ($/security)	Expiration Date
Derek Evans	63,000	4.7%	$22.60	$22.60	21-Jul-10
	33,334	2.5%	$23.24	$23.24	11-Sep-10
William Ostlund	52,500	3.9%	$22.60	$22.60	21-Jul-10
	16,667	1.2%	$23.24	$23.24	11-Sep-10
Dennis Lawrence	42,000	3.1%	$22.60	$22.60	21-Jul-10
	16,667	1.2%	$23.24	$23.24	11-Sep-10
Bryce Murdoch	42,000	3.1%	$22.60	$22.60	21-Jul-10
	16,667	1.2%	$20.73	$20.73	6-Oct-10
Al Pickering	42,000	3.1%	$22.60	$22.60	21-Jul-10
	16,667	1.2%	$23.59	$23.59	7-Jul-10
David Sakal	42,000	3.1%	$22.60	$22.60	21-Jul-10
	16,667	1.2%	$23.24	$23.24	11-Sep-10

The following table outlines the number of trust units issuable upon the exercise of outstanding rights at March 15, 2006, the weighted average exercise price of outstanding rights and the number of trust units available for future issuance under the plan.

	# of trust units to be issued upon exercise of outstanding rights	Weighted-average exercise price of outstanding rights	# of trust units available for future issuance under the plan
Trust units under Trust Unit Rights Incentive Plan approved by unitholders [(1)]	2,364,149	$16.25	3,792,071
Trust units under Trust Unit Rights Incentive Plan not approved by unitholders	nil	nil	nil

Note:

(1) Unless otherwise approved by the TSX and the unitholders, the number of trust units reserved for issuance upon the exercise of rights shall not at any time exceed 5% of the aggregate number of issued and outstanding trust units and including the number of trust units which may be issued on the exchange of the outstanding Focus Limited Partnership B Units, which may be converted into trust units.

Trust Units Rights Exercises during the Year Ended December 31, 2006 and Year End Right Values

The following table sets forth with respect to our Chief Executive Officer, Chief Financial Officer and the next four highest paid executive officers, the number of rights exercised and the number of unexercised rights and the value of in-the-money rights based upon the closing price of the trust units of $18.18 on December 31, 2006.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised stock options at year-end (#) exercisable / unexercisable	Value of unexercised in-the-money stock options at year-end ($) exercisable / unexercisable
Derek Evans	nil	nil	75,000 / 171,334	$1,231,875 / $309,000
William Ostlund	12,500	$235,563	Nil / 106,667	Nil / $154,500
Dennis Lawrence	nil	nil	27,000 / 96,167	$443,475 / $154,500
Bryce Murdoch	12,500	$171,125	12,500 / 96,167	$139,000 / $195,875
Al Pickering	nil	nil	25,000 / 76,167	$321,000 / $237,750
David Sakal	nil	nil	50,000 / 96,167	$821,250 / $154,500

Directors

Each of the directors of FET, with the exception of the President and Chief Executive Officer, received an annual retainer of $10,000, $1,000 per in-person meeting or committee meeting and $500 per telephone meeting or committee meeting attended, plus expenses of attending such meetings. The Chairman receives an additional $10,000 per year and the Chairman of the Audit Committee receives an additional $5,000 per year.

In respect of the period of January 1, 2006 to December 31, 2006, a total of $193,000 in fees was paid to the directors of FET. During 2006, there were a total of 45,000 Trust Unit Incentive Rights granted to three outside directors elected in 2006.

	Board Retainer ($)	Board and Audit Committee Chair Annual Retainer ($)	Board Meeting Attendance Fees ($)	Committee Meeting Attendance Fees ($)	LTIP Payouts ($)	Total 2006 Compensation ($)
John Brussa	10,000		10,000	2,000		22,000
Matt Brister	10,000		10,000	9,000		29,000
Stu Clark	10,000	10,000	10,000	10,000		40,000
Jeff Lebbert	5,000		3,000	2,000		10,000
James McKelvie	10,000	5,000	10,000	12,000	92,788	129,788
David O'Brien	5,000		4,000	1,000		10,000
Gerald Romanzin	10,000		9,000	15,000	52,263	86,263
Clayton Woitas	5,000		4,000	2,000		11,000
TOTAL	**65,000**	**15,000**	**60,000**	**53,000**	**145,051**	**338,051**

Performance Graph

The following graph illustrates changes from August 30, 2002 to December 31, 2006, in cumulative unitholder return, assuming an initial investment of $100 in trust units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Oil & Gas Exploration and Production Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.


400
300
200
100
0
2002/08
2002/12
2003/12
2004/12
2005/12
2006/12
Focus Energy Trust (1)
S&P/TSX Composite Index (2)
S&P/TSX Oil and Gas Exploration and Production Index
S&P/TSX Capped Energy Trust Index (3)

	2002/08	2002/12	2003/12	2004/12	2005/12	2006/12
Focus Energy Trust	100	106.72	178.65	263.06	366.17	285.32
S&P/TSX Composite Index [(1)]	100	100.04	124.33	139.85	170.48	195.23
S&P/TSX Oil and Gas Exploration and Production Index	100	100.41	119.22	166.35	285.55	279.46
S&P/TSX Capped Energy Trust Index [(2)]	100	98.25	125.15	146.70	200.64	176.13

Notes:

(1) The S&P/TSX Composite Index was previously called the TSE 300 Index.

(2) The S&P/TSX Capped Energy Trust Index was previously called the S&P/TSX Canadian Energy Trust Index.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The majority of the Board of Directors is independent. The Board of Directors has determined that Messrs. Brister, Brussa, Clark, Lebbert, McKelvie, O'Brien, Romanzin and Woitas are independent. Mr. Evans is not considered independent as he is our President and Chief Executive Officer.

At the end of or during each meeting of the Board, the members of management of the Corporation and the non-independent director of the Corporation who are present at such meeting leave the meeting in order for the independent directors to meet. In addition, other meetings of the independent directors may be held from time to time if required. The Chairman of the board also communicates informally, from time to time, with the independent members. Accordingly, there have been eight meetings of the independent directors since the beginning of the Corporation's most recently completed financial year.

Our Chair, Stuart G. Clark is an independent director.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Director	Names of Other Issuers
Matthew J. Brister	Rock Energy Inc. Storm Exploration Inc.

Director	Names of Other Issuers
John A. Brussa	6550568 Canada Inc.
	Baytex Energy Ltd. (a wholly-owned subsidiary of Baytex Energy Trust)
	BlackWatch Energy Services Operating Corp. (a wholly-owned subsidiary of BlackWatch Energy Services Trust)
	Capitol Energy Resources Ltd.
	Cirrus Energy Corporation
	Crew Energy Inc.
	Divestco Inc.
	E4 Energy Inc. (formerly Southpoint Resources Ltd.)
	Endev Energy Inc.
	Enseco Energy Services Corp.
	FET Resources Inc. (a wholly-owned subsidiary of Focus Energy Trust)
	Flagship Energy Inc.
	Galleon Energy Inc.
	Grand Petroleum Ltd.
	Harvest Operations Corp. (a wholly-owned subsidiary of Harvest Energy Trust)
	Highpine Oil & Gas Limited
	North American Energy Partners Inc.
	Ontario Energy Savings Corp. (a wholly-owned subsidiary of Energy Savings Income Fund)
	Orleans Energy Ltd.
	Penn West Petroleum Ltd. (a wholly-owned subsidiary of Penn West Energy Trust)
	Pilot Energy Ltd.
	Progress Energy Ltd. (a wholly-owned subsidiary of Progress Energy Trust)
	Rider Resources Ltd.
	SET Resources Inc. (a wholly-owned subsidiary of Sound Energy Trust)
	Storm Exploration Inc.
	Strategic Energy Fund
	Trafalgar Energy Ltd.
Stuart G. Clark	Rock Energy Inc.
	Storm Exploration Inc.
David P. O'Brien	EnCana Corporation
	Molson Coors Brewing Company
	Royal Bank of Canada
	Trans Canada Corporation
James H. McKelvie	Canada Cartage Diversified Income Fund
Gerald A. Romanzin	Crescent Point Energy Trust
	Kereco Energy Ltd.
	Petrowest Energy Services Trust
	Trimac Income Fund
	Trimac Transportation Services Inc.
Clayton H. Woitas	NuVista Energy Ltd.

Meeting Attendance

Following is a summary of attendance of our directors at meetings of the Board and its committees for 2006:

Name	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Reserve Committee Meetings Attended	Corporate Governance Committee Meetings Attended	Special Committee(2) Meetings Attended
Matthew J. Brister	10/10			3/3	4/4	2/2
John A. Brussa	10/10		2/2			
Stuart G. Clark	10/10	8/8				2/2
Derek W. Evans	10/10					
Jeff S. Lebbert(1)	3/4		2/2			
James H. McKelvie	10/10	8/8	2/2			2/2
David P. O'Brien(1)	4/4				1/1	
Gerald A. Romanzin	9/10	8/8		3/3	4/4	
Clayton H. Woitas(1)	4/4			2/2		
Meetings in 2006	10	8	2	3	4	2

Notes:

(1) Mr. Lebbert, Mr. O'Brien and Mr. Woitas were appointed to the Board of Directors at the Special Meeting of Focus Unitholders held on June 26, 2006.

(2) The Focus Special Committee was established to consider the potential transaction with Profico Energy Management Ltd.

Board Mandate

The board, either directly or through its committees, is responsible for the supervision of management of the business and affairs of FET Resources Ltd. and our affairs as provided in the trust indenture with the objective of enhancing unitholder value. The board's written mandate follows:

"The Board of Directors (the "Board") of FET Resources Ltd. (the "Corporation") is responsible for the stewardship of the Corporation, the other subsidiaries, partnerships and trusts of Focus Energy Trust and Focus Energy Trust to the extent delegated to the Corporation under the Trust Indenture (collectively, "Focus"). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Focus. In general terms, the Board will:

- in consultation with the chief executive officer of the Corporation (the "CEO"), define the principal objectives of Focus;
- supervise the management of the business and affairs of Focus with the goal of achieving Focus' principal objectives as defined by the Board;
- discharge the duties imposed on the Board by applicable laws; and
- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction and Capital and Financial Plans

- require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Focus' business, which plans must:
  - be designed to achieve Focus's principal objectives;
  - identify the principal strategic and operational opportunities and risks of Focus's business; and
  - be approved by the Board as a pre-condition to the implementation of such plans;
- review progress towards the achievement of the goals established in the strategic, operating and capital plans;
- identify the principal risks of Focus' business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;
- approve the annual operating and capital plans;

- approve acquisitions and dispositions in excess of which require approval pursuant to expenditure limits established by the Board;
- approve the establishment of credit facilities; and
- approve issuances of additional trust units, Focus Limited Partnership B Units or other instruments to the public.

Monitoring and Acting

- monitor Focus' progress towards achieving its goals, and to revise and alter its direction through management in light of changing circumstances;
- monitor overall human resources policies and procedures, including compensation and succession planning;
- appoint the CEO and determine the terms of the CEO's employment with Focus;
- approve the distribution policy of Focus;
- ensure systems are in place for the implementation and integrity of Focus' internal control and management information systems;
- in consultation with the CEO, develop a position description for the CEO;
- evaluate the performance of the CEO at least annually;
- in consultation with the CEO, establish the limits of management's authority and responsibility in conducting Focus' business;
- in consultation with the CEO, appoint all officers of Focus and approve the terms of each officer's employment with Focus;
- develop a system under which succession to senior management positions will occur in a timely manner;
- approve any proposed significant change in the management organization structure of Focus;
- approve all retirement plans for officers and employees of Focus;
- in consultation with the CEO, establish a disclosure policy for Focus;
- generally provide advice and guidance to management; and
- approve all matters relating to a takeover bid for the securities of Focus.

Finances and Controls

- review Focus' systems to manage the risks of Focus' business and, with the assistance of management, Focus' auditors and others (as required), evaluate the appropriateness of such systems;
- monitor the appropriateness of Focus' capital structure;
- ensure that the financial performance of Focus is properly reported to unitholders, other security holders and regulators on a timely and regular basis;
- in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Focus and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;
- require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Focus and its officers and employees;
- require the CEO institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;
- approve material contracts to be entered into by the Corporation;
- recommend to unitholders of Focus a firm of chartered accountants to be appointed as Focus' auditors;
- ensure Focus' oil and gas reserves report fairly represents the quantity and value of corporate reserves in accordance with generally accepted engineering principles and applicable securities laws; and
- take reasonable actions to gain reasonable assurance that all financial information made public by Focus (including Focus' annual and quarterly financial statements) is accurate and complete and represents fairly the Corporation's financial position and performance.

Governance

- in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;
- selecting nominees for election to the Board;
- facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

  - o appointing a Chairman of the Board;
  - o appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;
  - o defining the mandate of each committee of the Board;
  - o ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director; and
  - o establishing a system to enable any director to engage an outside adviser at the expense of Focus;
- review annually the composition of the Board and its committees and assess directors' performance on an ongoing basis, and propose new members to the Board; and
- review annually the adequacy and form of the compensation of directors.

Delegation

- the Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

Composition

- the Board should be composed of at least five individuals elected by the unitholders and holders of Focus Limited Partnership B Units at the annual meeting;
- a majority of Board members should be independent directors (within the meaning of Multilateral Instrument 52-110) and free from any business or other relationship that could impair the exercise of independent judgment;
- members should have or obtain sufficient knowledge of Focus and the oil and gas business to assist in providing advice and counsel on relevant issues; and
- Board members should offer their resignation from the Board to the Chairman of the Corporate Governance Committee following:
  - change in personal circumstances which would reasonably interfere with the ability to serve as a director; and
  - change in personal circumstances which would reasonably reflect poorly on Focus (for example, finding by a Court of fraud, or conviction under Criminal Code or securities legislation).

Meetings

- the Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair;
- the Board shall meet at the end of its regular quarterly meetings without members of management being present;
- minutes of each meeting shall be prepared;
- the CEO and Chief Financial Officer shall be available to attend all meetings of the Board upon invitation by the Board; and
- Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Authority

- the Board shall have the authority to review any corporate report or material and to investigate activity of Focus and to request any employees to cooperate as requested by the Board; and
- the Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Focus.

Board Committees

The Board has four committees; the Audit Committee, Compensation Committee, Reserve Committee and Corporate Governance Committee, all members of whom are independent directors. The board has accepted overall responsibility for health, safety and environment and the Reserves Committee has established a sub-committee to assist with these issues.

Audit Committee

The members of the Audit Committee are: Mr. McKelvie (Chair), Mr. Clark and Mr. Romanzin, who are independent directors. The committee's mandate includes:

- reviewing the annual audited consolidated financial statements and the Auditors' Report thereon prior to submission to the Board for approval;
- reviewing the quarterly consolidated financial statements prior to submission to the Board for approval;
- reviewing the scope of external and internal audits;
- reviewing and discussing accounting and reporting policies and changes in accounting principles;
- reviewing our internal control systems and procedures; and
- meeting with the external auditors independently of our management.

Compensation Committee

The members of the Compensation Committee are: Mr. Brussa (Chair), Mr. Jeff S. Lebbert and Mr. McKelvie, who are all independent directors. The Compensation Committee's mandate includes:

- determining compensation and terms of employment for executives, including the granting of units and incentive programs;
- approving our benefit plans; and
- assessing, at least annually, the compensation and terms of employment of the Chairman, President and Chief Executive Officer.

See "*Report on Executive Compensation – Compensation Committee*".

Reserves Committee

The members of the Reserves Committee are Mr. Woitas (Chair), Mr. Romanzin and Mr. Brister, who are all independent directors. The Reserves Committee's mandate with respect to reserves includes:

- reviewing management's recommendations for the appointment of the independent engineer;
- reviewing the terms of the independent engineers' engagement and the appropriateness and reasonableness of the proposed fees;
- reviewing the scope and methodology of the independent engineers' evaluation;
- reviewing any significant new discoveries, additions, revisions and acquisitions;
- reviewing assumptions and consistency with prior years;
- determining whether any restrictions affected the ability of the independent engineers to report on the reserves data without reservation; and
- reviewing all public disclosure documents containing reserve information prior to its release, including, the annual report, the annual information form and management's discussion and analysis.

Corporate Governance Committee

The members of the Corporate Governance Committee are Mr. O'Brien (Chair), Mr. Brister and Mr. Romanzin, who are all independent directors. The Corporate Governance Committee's mandate includes:

- assessing our corporate governance practises and making recommendations to the Board with respect to corporate governance practises;
- establishing a nomination process and making recommendations to the Board with respect to the nomination of directors; and
- assessing, at least annually, the effectiveness of the board and its committees;

Orientation and Continuing Education

Upon joining our Board, a new director will be provided with directors' information binder which will include a copy of all Board and committee mandates, corporate policies, relevant position descriptions, organizational structure, the structure of the Board and its committees, by-laws as well as agendas and minutes for Board and committee meetings for the preceding 12 months. In addition, any new director will receive presentations with respect to our operations. As part of continuing education, the Board receives management presentations with respect to the operations and risks of our business periodically, with a more significant presentation provided in conjunction with the annual budgeting process and annual strategic planning meeting with all directors and officers in attendance. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

Ethical Business Conduct

Our Board has recently adopted a Code of Business Conduct and Ethics, a copy of which is available to review at *www.sedar.com*. It is intended that annually each employee, officer and director confirms in that he or she has read, understood and complied with the Code. Any reports of variance from the Code will be reported to the Board.

The Board has also adopted a Whistleblower Policy which provides employees with the ability to report, on a confidential and anonymous basis, any violations within our organization including (but not limited to), falsification of financial records, unethical conduct, harassment or theft. The Board believes that providing a forum for employees, officers and directors to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct.

Nomination of Directors

We have established a Corporate Governance Committee which, among other things, has the responsibility for establishing a nomination process and making recommendations to the board with respect to nomination of directors. See *"Board Committees – Corporate Governance Committee"* for a summary of the committee's mandate. The Governance Nominating Committee is composed entirely of independent directors. In accordance with the mandate of the Corporate Governance Committee, the guidelines include considering what competencies and skills the board, as a whole, should possess, the competencies and skills the board considers each existing director to possess and the competencies and skills each proposed nominee will bring to the board as well as whether the new nominee can devote sufficient time and resources to his or her duties as a member of the board. In seeking nominees the Corporate Governance Committee encourages input from all members of the board and may use the services of professional recruiters if required.

Board Assessment

We have a formal process of assessing the Board and its committees and the individual directors in 2007 under the direction of the Corporate Governance Committee. Under this process the directors have been asked to complete comprehensive board effectiveness questionnaires which are independently tabulated. To date the Board has satisfied itself that the Corporate Governance Committee, its committees and individual directors are performing effectively through informal discussions.

Position Descriptions

The Board has recently developed position descriptions for each of the Chairman, the President and Chief Executive Officer and the chairman of each of the Board committees.

Equity Ownership

We have established an equity ownership policy that the Chief Executive Officer must have an equity ownership interest in trust units or exchangeable securities within 6 months of joining Focus of at least two times his base cash salary.

As at March 15, 2007 the market value of the trust units and Focus Limited Partnership B units owned by the Chief Executive Officer was $2,918,766. The market value of trust units and Focus Limited Partnership B Units owned by the independent directors was $214,260,274. The market value of trust units and Focus Limited Partnership B Units owned by the officers, excluding the Chief Executive Officers was $5,596,804.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2006, or in any proposed transaction, which has affected or would materially affect us or any of our subsidiaries, other than the acquisition of Profico Energy Management Ltd. which was completed on June 27, 2006 and in which Mr. Brussa, Mr. Evans, Mr. Lebbert, Mr. O'Brien, Mr. Romanzin and Mr. Woitas had an interest. Full details of these interests are disclosed in our information circular dated May 25, 2006 which is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com*.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, save as is disclosed herein.

ADDITIONAL INFORMATION

We undertake to provide, upon request, a copy of our 2006 annual report, containing financial information in the management's discussion and analysis of financial condition and results of operations and the 2006 audited financial statements sections, as well as a copy of our annual information form, subsequent interim financial statements and this information circular - proxy statement. Our annual information form also contains disclosure relating to our audit committee and the fees paid to KPMG LLP in 2006. Copies of these documents may be obtained on request without charge from the Senior Vice President and Chief Financial Officer of FET at 3300, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, telephone (403) 781-8409 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of Annual and Special Meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

The contents and the sending of this information circular – proxy statement have been approved by our directors.

Dated: March 15, 2007

Focus Energy Trust
Focus Limited Partnership

2007 NI51-102 Mailing Request Form

TO: NON-REGISTERED UNITHOLDERS

In accordance with securities regulations, unitholders may elect annually to receive interim financial statements and/or annual financial statements and related management discussion and analysis ("MD&A") by mail, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

☐ Mark this box if you wish to receive interim financial statements and related "MD&A" by mail.

☐ Mark this box if you wish to receive annual financial statements and related "MD&A" ***(and Annual Report)*** by mail.

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com and on our website at www.focusenergytrust.com.

As long as you remain a non-registered unitholder, you will be asked to renew your requests to receive interim financial statements and annual financial statements and related "MD&A" each year.

Name: (Please Print) ______________________________________

Address: ____

_______________________________ Postal Code: ___________

Signature: ___________________________ Date: _______________

CUSIP:	**344 15R 108**	**Focus Energy Trust – Trust Units**
	344 15U 200	**Focus Limited Partnership - B Units**

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

VOTING DIRECTION FOR HOLDERS OF
FOCUS LIMITED PARTNERSHIP B UNITS

The undersigned holder (the "Holder") of Focus Limited Partnership B Units has the right to instruct Valiant Trust Company (the "Trustee") in respect of the exercise of their votes at the Annual General and Special Meeting of the unitholders of Focus Energy Trust (the "Trust") to be held on May 17, 2007 (the "Meeting"), as follows:

- To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their Focus Limited Partnership B Units be voted as follows:

FOR ☐ or AGAINST ☐ the resolution fixing the number of directors of FET Resources Ltd. to be elected at the Meeting at nine (9) members;

FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the election of nine (9) directors of FET Resources Ltd. as specified in the Information Circular - Proxy Statement of the Trust dated March 15, 2007 (the "Information Circular - Proxy Statement"); and

FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Trust for the ensuing year and to authorize the directors of FET Resources Ltd. to fix their remuneration as such.

FOR ☐ or AGAINST ☐ an Amendment of the Trust Unit Rights Incentive Plan as described in the Information Circular - Proxy Statement; and

FOR ☐ or AGAINST ☐ the resolution approving the unit award incentive plan as described in the Information Circular - Proxy Statement.

IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S FOCUS LIMITED PARTNERSHIP B UNITS WILL NOT BE VOTED.

PLEASE SELECT ONE OF THE FOLLOWING:

☐ **Direct the Trustee to Vote the Focus Limited Partnership B Units**
The holder hereby directs the Trustee to vote as indicated.

☐ **Appointment of Trust Management as Proxy**
The Holder hereby appoints Derek W. Evans, President and Chief Executive Officer or, failing him, William D. Ostlund, Senior Vice President Chief Financial Officer of FET Resources Ltd., as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Focus Limited Partnership B Units which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

☐ **Appointment of the Holder, or the Holder's Designee as Proxy**
The Holder hereby appoints ______________________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Focus Limited Partnership B Units which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR FOCUS LIMITED PARTNERSHIP B UNITS AS INDICATED.

DATED: ________________, 2007.

____
Signature of Holder

Name of Holder

Number of Focus Limited Partnership B Units Held

NOTES:

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, not less than 24 hours before the time set for the holding of the Meeting or any adjournment(s) thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2. If this voting direction is not signed by the Holder of Focus Limited Partnership B Units, the votes to which the Holder of the Focus Limited Partnership B Units is entitled will not be exercised.

3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Focus Limited Partnership B Units are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6. A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the period ending December 31, 2006.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 5, 2007

Derek W. Evans
President and Chief Executive Officer

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, WILLIAM D. OSTLUND, Senior Vice President and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the period ending December 31, 2006.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 5, 2007

William D. Ostlund
Senior Vice President and Chief Financial Officer

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Focus Energy Trust

Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities: Total number of securities of a class or series outstanding at the end of the issuer's most recent fiscal year end	67,768,125 (i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$22.80 (ii)	
Market value of class or series	(i) x (ii) =	1,545,113,250
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	1,545,113,250
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$29,700
New reporting issuer's reduced participation fee (if applicable) (See section 2.6 of the Rule)		
Total Fee Payable x Number of entire months remaining in the issuer's fiscal year / 12 =		
Late Fee, if applicable (As determined under section 2.5 of the Rule)		

FOCUS ENERGY TRUST

ANNUAL INFORMATION FORM

2006

March 21, 2007

TABLE OF CONTENTS

GLOSSARY OF TERMS

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as may be amended, including the regulations promulgated thereunder;

"AcquisitionCo" means FET Resources Ltd., a wholly-owned Subsidiary of the Trust;

"Affiliate" or **"Associate"** when used to indicate a relationship with a person or company, means the same as set forth in the *Securities Act* (Alberta);

"Arrangement" means the transaction described under the heading "*General Development of the Business - History and Development - Focus Energy Trust*" being the plan of arrangement involving the Trust, AcquisitionCo, Storm and Storm Energy Ltd. completed on August 23, 2002 under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Storm, certain growth assets of Storm were acquired by Storm Energy Ltd. and the shares of Storm Energy Ltd. were distributed to the former holders of common shares of Storm;

"Board of Directors" or **"Board"** means the Board of Directors of FET Resources or its successors;

"business day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"crude oil" or **"oil"** means a mixture, consisting mainly of pentanes and heavier hydrocarbons, that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas;

"Current Market Price of a Trust Unit" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the ten (10) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors, the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such Board of Directors shall be conclusive and binding;

"Distribution" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"Exchange Ratio" means the exchange ratio used to determine the number of Trust Units a holder of Exchangeable Shares is entitled to receive upon an exchange of such shares, and at any time and in respect of each Exchangeable Share, shall initially be equal to one, and shall be cumulatively adjusted between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated by: (i) increasing the Exchange Ratio on each Distribution payment date by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution payment date, and having as its denominator the Current Market Price of a Trust Unit on the first business day following the Distribution Record Date for such Distribution; and (ii) decreasing the Exchange Ratio on each record date for the payment of dividends to holders of Exchangeable Shares by FET Resources, if any, by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price of a Trust Unit on the date that is seven (7) business days prior to that dividend record date. The Exchange Ratio shall also be adjusted in the event of certain other reorganizations or distributions in respect of the Trust Units as necessary on an economic equivalency basis;

"Exchangeable Shares" means the Series A Exchangeable Shares in the capital of FET Resources;

"**Extraordinary LP Resolution**" means a written resolution in one or more counterparts consented to in writing by the General Partner and by all the holders of the FLP A Units and approved by resolution in writing executed by all holders of FLP B Units entitled to vote on that resolution or passed by the affirmative vote of at least two thirds of the votes cast on such resolution by holders of FLP B Units (other than Focus and its affiliates), as the case may be, represented in person or by proxy at a meeting of holders of FLP B Units duly called for such purpose;

"**FCT**" means Focus Commercial Trust, an unincorporated investment trust to be established under the laws of Alberta, all of the beneficial interests of which are owned by the Trust;

"**FCT Trust Indenture**" means the trust indenture of FCT dated as of June 26, 2006, between FET Resources and the Trust as settlor and initial unitholder, as from time to time amended, supplemented or restated;

"**FCT Note Indenture**" means the agreement entered into between FCT and Valiant Trust Company, as note trustee, pursuant to which, among other things, FCT Notes may be issued by FCT, as from time to time amended, supplemented or restated;

"**FCT Notes**" means the unsecured subordinated notes of FCT issued from time to time as Series 1 Notes and Series 2 Notes pursuant to the FCT Note Indenture;

"**FET Energy**" means a FET Energy Ltd., a corporation formed on the amalgamation of FET Acquisition Corp. and Profico;

"**FET Resources**" means FET Resources Ltd., the corporation resulting from the amalgamation of Storm and AcquisitionCo pursuant to the Arrangement;

"**FLP**" means Focus Limited Partnership, a limited partnership to be established under the laws of Alberta pursuant to the FLP Limited Partnership Agreement;

"**FLP A Units**" means the Class A limited partnership units of FLP;

"**FLP B Unit Price**" applicable on any date means, for each FLP B Unit, an amount equal to the aggregate of: (i) the Current Market Price on such date of one Trust Unit; plus (ii) an amount equal to all cash distributions declared and paid or (where the record date for determining the holder of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding cash loan was not made in respect of such FLP B Unit; plus (iii) the Current Market Price on such date of all Trust Units (or fraction thereof) constituting distributions declared and paid or (where the record date for determining the holder of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding subdivision of FLP B Units was required to be but not made; plus (iv) the full value of such other property constituting distributions declared and paid or (where the record date for determining the holder of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding non-cash loan was not made in respect of the FLP B Unit; and such FLP B Unit Price shall be satisfied by the delivery of the FLP B Unit Consideration;

"**FLP B Unit Consideration**" applicable on any date means, with respect to each FLP B Unit, for any acquisition, redemption or distribution of assets of FLP, as the case may be, in respect of, or purchase pursuant to, the FLP B Unit provisions, the FLP Support Agreement or the FLP Voting and Exchange Agreement, of such FLP B Unit: (i) one Trust Unit; plus (ii) a cheque or cheques payable at par at any branch of the payor's bankers in an amount of all cash distributions declared and paid or (where the record date for determining the holder of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding cash loan was not made in respect of the FLP B Unit; plus (iii) all Trust Units (or fraction thereof) constituting distributions declared and paid or (where the record date for determining the holder of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding subdivision of the FLP B Unit was required to be but not made; plus (iv) such other property constituting distributions declared and paid or (where the record date for determining the holder of Trust Units entitled to receive such distribution has occurred) declared and unpaid on a Trust Unit in respect of which a corresponding non-cash loan was not made in respect of the FLP B Unit; provided that: (a) the part of the consideration which represents (i) and (iii) above shall be fully paid and satisfied by the delivery of the applicable number of Trust Units, such Trust Units to be duly issued, fully paid and non-assessable; (b) the part of the consideration which represents (iv) above shall be fully made and satisfied by delivery of such non-cash items; (c) any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest;

and (d) any such consideration shall be made by way of loan less any tax required to be deducted and withheld therefrom without interest;

"**FLP B Units**" means a maximum of 10 million Class B limited partnership units of FLP, which are non-transferable and are exchangeable for no additional consideration into Trust Units on a one for one basis;

"**FLP Limited Partnership Agreement**" means the limited partnership agreement to be dated prior to the Effective Date among the General Partner, FCT and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

"**FLP Special Voting Right**" means the special voting right of the Trust issued by the Trust and deposited with the Voting and Exchange Trustee which entitles the holders of FLP B Units to such number of votes at meetings of Unitholders as equals the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of those FLP B Units;

"**FLP Support Agreement**" means the support agreement to be entered into prior to the Effective Date among Focus, FCT, FLP and the General Partner, as from time to time amended, supplemented or restated;

"**FLP Voting and Exchange Agreement**" means the voting and exchange trust agreement to be entered into prior to the Effective Date among Focus, FLP and the Voting and Exchange Trustee, substantially in the form attached as Appendix O, as from time to time amended, supplemented or restated;

"**Focus**" or the "**Trust**" means Focus Energy trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"**Focus BC**" means Focus B.C. Energy trust, a trust established under the laws of Alberta;

"**General Partner**" means FET Management Ltd., a corporation incorporated pursuant to the ABCA, a wholly-owned Subsidiary of the Trust and the general partner of FLP;

"**GLJ**" means GLJ Petroleum Consultants Ltd., independent petroleum evaluators;

"**GLJ Report**" means the independent engineering evaluation of the Trust's oil, NGL and natural gas interests prepared by GLJ dated February 6, 2007 and effective December 31, 2006;

"**Insolvency Event**" means the institution by FET Resources of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of FET Resources to the institution of bankruptcy, dissolution, insolvency or winding up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by FET Resources to contest in good faith any such proceedings commenced in respect of FET Resources within fifteen (15) days of becoming aware thereof, or the consent by FET Resources to the filing of any such petition or to the appointment of a receiver, or the making by FET Resources of its inability to pay its debts generally as they become due, or FET Resources not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to section 6.6 of the Exchangeable Share Provisions;

"**Limited Partners**" means the persons who from time to time hold Class A Units or Class B Units;

"**Liquidation Amount**" means with respect to a Liquidation Date in the amount per FLP B Unit equal to the FLP B Unit Price applicable in the business day prior to the Liquidation Date pursuant to the FLP B Unit provisions;

"**Liquidation Call Right**" means the overriding right of FCT, in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of FLP or any other distribution of the assets of FLP among its Partners for the purpose of winding-up its affairs, to purchase from all but not less than all of the holders (other than Focus and its affiliates) of FLP B Units on the Liquidation Date all but not less than all of the FLP B Units held by each such holder upon payment by FCT to each such holder of the Liquidation Amount for each of such holder's FLP B Units in accordance with Section 10.1(c) of the FLP B Unit provisions. In the event of the exercise of the Liquidation Call Right by FCT, each holder shall be obligated to sell all the FLP B Units held by such holder to FCT on the Liquidation Date upon payment by FCT to such holder of the Liquidation Amount for

each such FLP B Unit, whereupon FLP shall have no obligation to pay any Liquidation Amount to the holders of such FLP B Units so purchased by FCT;

"Liquidation Date" means in respect of FLP the effective date of a liquidation, dissolution, winding-up or distribution of assets;

"Market Redemption Price" means the price per Trust Unit equal to the lesser of (i) 90% of the "market price", as calculated under the Trust Indenture, of the Trust Units on the principal market on which the Trust Units are tendered to the Trust for redemption; and (ii) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Trust Units are quoted for trading on the date the Trust Units are so tendered for redemption;

"natural gas" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir which, under atmospheric conditions, is essentially gas but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis; that is, the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel;

"natural gas liquids" or **"NGLs"** means those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof;

"Non-Resident" means: (i) a person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for the purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

"Notes" means the unsecured, subordinate promissory notes issued by AcquisitionCo (now FET Resources) under the Arrangement;

"NPI Agreement" means the net profits interest agreement, as amended from time to time, dated August 23, 2002, between FET Resources and the Trust;

"Operating Entities" means FCT, FLP, FET Resources, Focus BC, Focus Resources, FET Energy and the Operating Partnership;

"Operating Entities' Securities" means the FCT Notes, the Trust Units of FCT, the FLP A Units, the Class B Units of the Operating Partnership, trust units and notes of Focus BC, the NPI, the Notes and other securities that may be issued, from time to time, by any of the Operating Entities held directly or indirectly by the Trust;

"Operating Partnership" means FET Operating Partnership, a partnership to be formed under the laws of Alberta;

"Ordinary LP Resolution" means a written resolution in one or more counterparts consented to in writing by the General Partner and by limited partners holding a simple majority of the number of FLP A Units outstanding in FLP;

"Paddock" means Paddock Lindstrom & Associates Ltd., independent geological and petroleum engineering consultants of Calgary, Alberta;

"Paddock Report" means the independent engineering evaluation of the Trust's oil, NGL and natural gas interests prepared by Paddock dated January 25, 2007 and effective December 31, 2006;

"Partners" means collectively, the Limited Partners and the General Partner, and **"Partner"** means any one of the Partners;

"Permitted Investments" means (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, and (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"**person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Profico**" means Profico Energy Management Ltd., a corporation incorporated pursuant to the ABCA;

"**Profico Acquisition**" means the acquisition of Profico pursuant to the Profico Arrangement;

"**Profico Arrangement**" means the business combination involving Focus and related entities and Profico which was completed on June 27·, 2006 by way of plan of arrangement under the ABCA pursuant to which, among other things, Focus indirectly acquired all of the issued and outstanding shares of Profico, with certain assets of Profico being acquired by Spur and the common shares of Spur distributed to former holders of common shares of Profico;

"***pro rata* share**" of any particular amount in respect of a holder of a Trust Unit at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Trust Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

"**Retraction Price**" means the amount per FLP B Unit equal to the FLP B Unit Price applicable on the last business day prior to the Retraction Date;

"**Retraction Request**" means a duly executed statement in the form required by the General Partner, specifying the number of FLP B Units for which redemption has been requested and stating the Retraction Date;

"**Retraction Right**" means the right of a holder of FLP B Units to require FLP to redeem any or all of FLP B Units registered in the name of that holder for the Retraction Price per each FLP B Unit redeemed;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Right who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Right;

"**Special Voting Right**" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Spur**" means Spur Resources Ltd., a corporation incorporated under the ABCA;

"**Spur Assets**" means all the assets and liabilities of Profico and the Profico Partnership in Alberta and in southwest and central Saskatchewan that were transferred to Spur pursuant to the Profico Arrangement;

"**Spur Conveyance**" means the transactions whereby Profico and the former Profico partnership conveyed the Spur Assets to Spur pursuant to the Profico Arrangement;

"**Storm**" means Storm Energy Inc., a predecessor corporation to FET Resources, incorporated under the ABCA;

"**Subsequent Investment**" means those investments which the Trust is permitted to make pursuant to the Trust Indenture;

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Support Agreement**" means the support agreement entered into between the Trust and AcquisitionCo on August 23, 2002;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"Tax-Exempt" means a person that is exempt from tax under Part I of the Tax Act;

"Tommy Lakes Partnership" means Tommy Lakes Partnership, a general partnership formed under the laws of Alberta, the partners of which are FET Resources and Focus BC;

"Trust Indenture" means the trust indenture dated as of July 15, 2002 between Valiant Trust Company and Storm as amended from time to time;

"Trust Subsidiary" means FET ExchangeCo Ltd., a wholly-owned Subsidiary of the Trust;

"Trust Unit" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"Trust Unitholders" or **"Unitholders"** means the holders from time to time of the Trust Units;

"Trustee" means Valiant Trust Company or such other trustee, from time to time, of Focus Energy Trust;

"TSX" means the Toronto Stock Exchange;

"United States" or **"US"** means the United States of America;

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement entered into on August 23, 2002; and

"Voting and Exchange Trust Agreement Trustee" means Valiant Trust Company, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder.

Words importing the singular number only include the plural, and *vice versa*, and words importing any gender include all genders. All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas	
bbls	barrels	Mcf	thousand cubic feet
Mbbls	thousand barrels	MMcf	million cubic feet
MMbbls	million barrels	Bcf	billion cubic feet
NGLs	natural gas liquids	Mcf/d	thousand cubic feet per day
stb	stock tank barrels of oil	MMcf/d	million cubic feet per day
Mstb	thousand stock tank barrels of oil	m^3	cubic metres
Mboe	thousand barrels of oil equivalent	MMbtu	million British Thermal Units
MMboe	million barrels of oil equivalent	MMbtu/d	millions of British Thermal Units per day
boe/d	barrels of oil equivalent per day	GJ	gigajoule
bbls/d	barrels of oil per day	GJ/d	gigajoules per day

Other

BOE or boe	means barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one bbl of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
WTI	means West Texas Intermediate.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
psi	means pounds per square inch.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	MMbtu	0.948

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable laws. Readers are cautioned that net present values of reserves do not represent fair market value of reserves.

In particular, this Annual Information Form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- market prices for oil and natural gas;
- capital expenditure programs;
- the quantity of the oil and natural gas reserves;
- projections of commodity prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- failure to realize the anticipated benefits of acquisitions;
- changes in legislation, including tax legislation; and
- the other factors discussed under "*Risk Factors*".

These factors should not be construed as exhaustive. Neither the Trust, FET Resources or any Operating Entities undertakes any obligation to publicly update or revise any forward-looking statements, other than previous disclosed forward-looking information when, in light of intervening events and absent further explanation, may be misleading. See "*Management's Discussion and Analysis*".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this annual information form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Trust, FET Resources or Operating Entities undertakes any obligation to publicly update or revise any

forward-looking statements, other than previous disclosed forward-looking information when, in light of intervening events and absent further explanation, may be misleading.

FOCUS ENERGY TRUST

General

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 3300, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7. The Trust was established to:

- invest in securities of FET Resources and participate in the Arrangement;
- acquire the net profits interest under the NPI Agreement;
- acquire or invest in other securities of FET Resources and in the securities of any other entity including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;
- dispose of any part of the property of the Trust, including, without limitation, any securities of FET Resources;
- temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, make other Permitted Investments as contemplated by the Trust Indenture, pay amounts payable by the Trust in connection with the redemption of any Units, and make distributions to Unitholders; and
- pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned by the Trust and the jurisdiction of incorporation, continuance or formation of the Trust's subsidiaries, partnerships and trusts either, direct and indirect, as at the date hereof.

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/Formation
Focus Commercial Trust	100%	Trust	Alberta
Focus Limited Partnership	100%	Limited Partnership	Alberta
FET Management Ltd.	100%	Corporation	Alberta
FET Operating Partnership	100%	Partnership	Alberta
Focus BC Trust	100%	Trust	Alberta
FET Resources Ltd.	100%	Corporation	Alberta
FET Energy Ltd.	100%	Corporation	Alberta
FET Energy LP	100%	Limited Partnership	Alberta
Tommy Lakes Partnership	100%	Partnership	Alberta
FET Gas Production Ltd.	100%	Corporation	Alberta

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust as at the date hereof.


Existing
Focus Unitholders
69 million
Focus Units
Former
Profico Securityholders
Focus
37 million
FLP A Units
100% Common
Shares
FET Management Ltd.
ExchangeCo
FCT
31 million
FLP A
Units
9 million
FLP B Units
Class B Units
FLP
FET Energy LP
100% Common Shares
Class A Units
FET Resources
FET Energy Ltd.
FET Operating Partnership
100% Units
100%
Focus
B.C. Trust
Other FET Entities
1%
99%
Tommy Lakes Partnership

Notes:

(1) The Unitholders own 100 percent of the Trust.
(2) Cash distributions are made to Unitholders monthly based on the Trust's cash flow.
(3) Cash flow represents payment to be made on or in respect of the Operating Entities' Securities.

In accordance with the terms of the Trust Indenture and the Special Voting Right issued to the Trustee, holders of Units and holders of FLP B Units are entitled to direct the Trust as to how to vote in respect of all matters to be placed before the Trust, including the election of directors of FET Resources, approving the Trust's financial statements, and appointing the auditors of the Trust.

GENERAL DEVELOPMENT OF THE BUSINESS

History and Development

Focus Energy Trust was established on August 23, 2002 for the purpose of implementing the Arrangement pursuant to Section 193 of the ABCA. The purpose of the Arrangement was to effect a reorganization that resulted in AcquisitionCo acquiring all of the common shares of Storm and each shareholder of Storm (other than Non-Residents or Tax-Exempt Shareholders) receiving: (i) at the election of such shareholder, either Trust Units or Exchangeable Shares, or a combination thereof; and (ii) common shares of Storm Energy Ltd. Non-Resident and Tax-Exempt Shareholders only received Trust Units and common shares of Storm Energy Ltd. for their common shares of Storm. AcquisitionCo and Storm subsequently amalgamated to form FET Resources. As a result of the completion of the Arrangement the Trust became the owner of all of the common shares of FET Resources and all of the Notes. Prior to the completion of the Arrangement, the common shares of Storm were listed and

posted for trading on the TSX. On August 30, 2002, the Trust Units, Exchangeable Shares and the common shares of Storm Energy Ltd. began trading on the TSX.

On June 4, 2003 the Trust announced the completion of the Loon Lake Acquisition for $20.8 million, before closing adjustments and the subsequent exercise of a right of first refusal by another working interest owner. The Loon Lake Acquisition includes both unit and non-unit interests at the Loon Lake Property. Approximately 84 percent of acquired production and 87 percent of the acquired reserves were represented by a 41.5 percent working interest in the Loon Slave Point G-Unit, which is operated by FET Resources. The Loon Lake Acquisition originally included a 50 percent working interest in 15 sections of land and five standing natural gas wells at FET Resources' Tommy Lakes natural gas property in northeastern British Columbia but subsequent to closing another working interest owner exercised its right of first refusal. The Trust received $3.2 million in proceeds upon exercise of the right of first refusal. FET Resources acquired the properties from Storm Energy Ltd., which had three directors in common with FET Resources. The approval of the transaction was made by the unrelated directors of FET Resources based on an independent engineering evaluation.

On June 25, 2003, Focus issued 2,100,000 Trust Units at a price of $12.10 per Trust Unit for gross proceeds of $25,410,000 pursuant to a final Short Form Prospectus dated June 17, 2003.

On March 5, 2004 Focus announced the proposed acquisition of the Tommy Lakes Partnership and on April 1, 2004, Focus announced the completion of the acquisition of the Tommy Lakes Partnership in which it acquired additional working interests at its Tommy Lakes property in northeastern British Columbia for $110 million before closing adjustments. The acquisition was financed with a combination of debt drawn from Focus' existing credit facilities and a bought-deal financing of $74.5 million. Tommy Lakes is a high quality long life natural gas property which has a large accumulation of natural gas in place, and it is one of the principal natural gas producing asset of the Trust.

On March 23, 2004, Focus issued 5,000,000 Trust Units at a price of $14.90 per Trust Unit for gross proceeds of $74,500,000 pursuant to a final Short Form Prospectus dated March 15, 2004.

On September 1, 2004, Focus announced that it had acquired a private company with gas assets in South Eastern Alberta for $18.5 million before closing adjustments. The acquisition was financed with debt drawn from Focus' existing credit facilities. The acquisition of this shallow gas (Second White Specs, Medicine Hat and Milk River) production provides the Trust with an operating presence in one of the largest gas fairways in the Western Canadian Basin.

On August 12, 2005 Focus closed an acquisition of certain producing assets and undeveloped land immediately south of its existing Tommy Lakes field. Purchase price for the assets was $10.2 million and was financed with existing bank credit facilities.

On June 27, 2006, Focus completed the Profico Arrangement pursuant to which it indirectly acquired all of the issued and outstanding common shares of Profico in exchange for approximately $199.8 million, 31 million Trust Units and 10 million FLP B Units. Profico was a natural resource company focusing its efforts on exploring for, developing, acquiring and producing petroleum and natural gas assets primarily in the Shackleton area of Saskatchewan. As part of the Profico Arrangement, the Spur Assets were sold to Spur and the common shares of Spur were distributed to former securityholders of Profico. At the time of completion, the Profico Arrangement added production of 14,500 boe per day, 46.7 Mboe of proved plus probable reserves estimated as at December 31, 2005 and approximately 344,000 net acres of undeveloped land to Focus. At the completion of the Profico Arrangement, three additional directors were added to the Board of Directors. These individuals were Clayton H. Woitas, David P. O'Brien and Jeff S. Lebbert.

On October 31, 2006, the Federal Minister of Finance proposed to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the Unitholders (the "October 31 Proposals"). On December 21, 2006 the Federal Minister of Finance released draft legislation to implement the October 31 Proposals pursuant to which, commencing January 1, 2011 (provided the Trust only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Trust which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the trust level. Assuming the October 31 Proposals are ultimately enacted in their form, the implementation of such legislation would be expected to result in adverse tax consequences to the Trust and certain Unitholders (including most particularly Unitholders that are tax deferred or Non-Residents of Canada) and may impact cash distributions from the Trust. It is not known at this time when the October 31 Proposals will be enacted by Parliament, if at all, or whether the October 31 Proposals will be enacted in the form currently proposed. See also "*Risk Factors*".

On November 29, 2006, Focus announced that as a result of minimal number of Exchangeable Shares outstanding, FET Resources had elected to redeem all of its Exchangeable Shares outstanding on January 16, 2007. In connection with this redemption, FET Resources has exercised its overriding "redemption call right" to purchase such Exchangeable Shares from holders of record. Each redeemed exchangeable share was purchased for trust units of the Trust in accordance with the exchange ratio in effect at January 15, 2007, rounded to the nearest whole trust unit. A Notice of Redemption was mailed to all exchangeable shareholders outlining the terms of this redemption. On January 16, 2007 the outstanding Exchangeable Shares of 502,587 were redeemed for 740,312 trust units based on the January 15, 2007 exchange ratio of 1.47300.

Description of the Business and Operations

Focus Energy Trust

The Trust is a limited purpose trust and is restricted to:

- investing in shares of AcquisitionCo and acquiring the common shares of Storm and the Notes pursuant to the Arrangement;
- acquiring the net profits interest under the NPI Agreement;
- acquiring or investing in other securities of FET Resources and in the securities of any other entity including without limitation bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;
- disposing of any part of the property of the Trust, including, without limitation, any securities of FET Resources;
- temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, make other Permitted Investments as contemplated by the Trust Indenture, pay amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and
- paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. Currently, the only income to be received by the Trust is from the allocation of income from FCT. The Trust has been making monthly cash distributions to Trust Unitholders (since October 15, 2002) of the income earned from the Operating Entities' Securities, after expenses, if any, and any cash redemptions of Trust Units.

In reviewing potential properties or acquisitions, the Trust will consider a number of factors, including: (i) the present value of the future revenue from such properties from the proved producing, total proved and proved plus probable reserves, (ii) the amount of potential for additional reservoir development, (iii) whether sufficient infrastructure exists in the prospect to provide for increased activity, (iv) the cost of any potential development, (v) investments in properties that exhibit medium to long life reserves, and (vi) the ability of the Trust to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. The Board of Directors, on behalf of the Trust, may, in its discretion, approve asset or corporation acquisitions or investments that do not conform to these guidelines based upon the Board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

Operating Entities

Focus Commercial Trust

FCT is an unincorporated commercial trust established under the laws of the Province of Alberta on June 21, 2006 pursuant to a Trust Indenture dated June 21, 2006 between Focus Energy Trust and FET Resources Ltd., as Trustee. FCT is wholly-owned by the Trust and its assets consist of FLP A Units.

Focus Limited Partnership

FLP is a limited partnership formed on June 27, 2006 under the laws of the Province of Alberta pursuant to the Limited Partnership Agreement dated June 21, 2006. FET Management Ltd. is the General Partner of FLP. FLP's assets consist of its ownership of the common shares of FET Resources, the NPI, Notes, trust units of Focus BC, unsecured notes of Focus BC, common shares of FET Energy and notes of FET Energy and Class B Units of FET Energy LP.

FET Resources Ltd.

FET Resources is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in the provinces of British Columbia and Alberta. The business plan of FET Resources is to maximize returns to the Trust from FET Resources' oil and natural gas properties and related assets. Where possible, FET Resources intends to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

Focus BC Trust

Focus BC is an unincorporated commercial trust established under the laws of the Province of Alberta on March 4, 2006 pursuant to a Trust Indenture dated March 4, 2004 between Focus Energy Trust and 1082123 Alberta Ltd., as Trustee. Focus BC's assets consist of a 99% interest in the Tommy Lakes Partnership.

FET Energy Ltd.

FET Energy was incorporated under the ABCA on June 27, 2006 and was amalgamated with a related entity pursuant to the Profico Arrangement. FET Energy's assets consist of ownership of Class A Units of FET Energy LP.

FET Energy LP

FET Energy LP was formed on June 21, 2006 under the laws of the Province of Alberta pursuant to a partnership agreement dated June 21, 2006. Its assets consist of the common shares of 894248 Alberta Ltd. and units in the Operating Partnership.

FET Operating Partnership

Operating Partnership is a partnership formed on December 28, 2001 under the laws of the Province of Alberta pursuant to a partnership agreement dated October 31, 2001. On June 26, 2006, the Operating Partnership changed its name to FET Operating Partnership. The Operating Partnership is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in the Province of Saskatchewan. Operating Partnership's assets consist of oil and natural gas properties located in Saskatchewan.

FET Gas Production Ltd.

FET Gas Production Ltd. was incorporated under the ABCA on January 30, 2002. FET Gas Production Ltd.'s assets consist of natural gas properties in British Columbia.

Tommy Lakes Partnership

Tommy Lakes Partnership is partnership formed on March 5, 2004 under the laws of the Province of Alberta pursuant to a partnership agreement dated March 1, 2004. Tommy Lakes Partnership is actively engaged in the business of natural gas exploitation, development, acquisition and production in the Tommy Lakes area of British Columbia.

General

Significant Acquisitions and Significant Dispositions

Other than the Profico Acquisition discussed above, neither the Trust, FET Resources nor any of the Operating Entities made any significant acquisitions or dispositions in the fiscal year ended December 31, 2006. The Trust has not filed a Form 51-102F4 (business acquisition report) with respect to the Profico Acquisition, but filed an information circular dated May 25, 2006 regarding the Profico Acquisition in lieu of such form. In 2007 to date, neither the Trust, FET Resources or any Operating Entities made any significant acquisitions or dispositions.

Principal Properties

The following is a description of Focus' principal oil and natural gas properties as of December 31, 2006. The term "net", when used to describe Focus' share of production, means Focus' interest share after deduction of royalty obligations. The term "gross", when used to describe Focus' share of production, means Focus' interest share before deduction of royalty obligations. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2006. Reserve amounts are stated, before deduction of royalties, as at December 31, 2006 based on escalating cost and price assumptions as evaluated in the Paddock and GLJ Reports (as defined below) prepared by Paddock Lindstrom & Associates Ltd. and GLJ Petroleum Consultants Ltd. (See "*Statement of Reserves Data and Other Oil and Gas Information*").

All of the Trust's producing properties are located onshore in Canada, specifically in eight main areas in Saskatchewan, Alberta and British Columbia. These are comprised of the natural gas producing areas of Shackleton, Tommy Lakes, Southwest Saskatchewan, Kotcho-Cabin, Pouce Coupe, Sylvan Lake, and Medicine Hat and the oil producing area of Red Earth. The Trust has a high working interest in these properties which averages 80 percent, and 93 percent of the production is operated by the Trust. Discussion of these areas follows.

Tommy Lakes, British Columbia

The Trust's Tommy Lakes property is located in northeastern British Columbia. The main producing zone at Tommy Lakes is the areally extensive blanket sand of the Triassic Halfway formation. Total original gas in place in the main Tommy Lakes Halfway A Pool is in excess of 600 Bcf, of which approximately 34 percent has been produced to date. Although the reservoir is thick (more than 30 feet) and continuous, permeability is low, requiring all wells to be fracture stimulated to achieve stabilized rates of 500 to 700 Mcf per day, with natural gas liquids recovered at 20 barrels per million cubic feet.

During 2006, Focus' gross production from the Tommy Lakes property averaged 32.4 MMcf per day of natural gas and 639 bbls per day of natural gas liquids. Production at the property is compressed at four Focus-operated facilities and delivered into the Duke system for further processing and delivery to markets. At December 31, 2006, Tommy Lakes represented approximately 33 percent of the Trust's reserves.

Subsequent to year end, the Trust successfully completed its 14 well (13.0 net) winter drilling program at Tommy Lakes. Twelve of these wells (12.0 net) were development wells drilled within the existing Tommy Lakes Halfway pool. All of these wells were cased and have been placed on production. Two wells (1.0 net) were follow-up exploratory tests drilled to the northwest of the existing Halfway pool. Both of these wells were successful, and were tied in to the Trust's Tommy Lakes gathering system via a 14 km pipeline, along with one well from the previous year's winter program. The production performance of these three wells over the remainder of the year will allow us to define the most appropriate development strategy for this new pool.

This year's 14 well drilling program set out to achieve five main objectives:

- the continued efficient infill development of the Halfway pool;

- selective Halfway step-out drilling to continue to extend the economic boundaries of the main pool;
- development of secondary zone potential in the Doig and Bluesky formations;
- the continued implementation of well design and program execution initiatives designed to maximize per well recoveries and minimize costs;
- further delineation of the Halfway potential on the exploratory lands to the northwest of the main pool.

The program was successful in achieving all of these objectives and the overall winter program at Tommy Lakes came in as per our expectations. Based upon this continued success, Focus anticipates several more years of similar sized development programs at Tommy Lakes.

Shackleton, Saskatchewan

The Trust's Shackleton area, located in southwestern Saskatchewan, was the primary asset acquired in the Profico Arrangement. Production at Shackleton is from the Cretaceous Milk River formation, which produces sweet dry gas from relatively shallow depths ranging from 1,300 to 1,800 feet. This long life natural gas property is characterized by operated high working interest production, a large inventory of low risk drilling locations, low production expenses, low Crown royalty rates, and a dominant land position.

During 2006, Focus' gross production from Shackleton averaged 36.9 MMcf per day of natural gas. This annual average only represents the impact of production from the June 27, 2006 effective date of the Profico Arrangement. For the period from June 27 to December 31, 2006 production from the area averaged 71.7 MMcf per day. Production at Shackleton is compressed and dehydrated at thirteen Focus-operated facilities and delivered into the Transgas system for delivery to markets. At December 31, 2006, Shackleton represented approximately 51 percent of the Trust's reserves.

Since the Profico Arrangement, the Trust has been very active in developing the Shackleton asset, drilling 179 (150.3) net wells in the second half of 2006, and commissioning two new compression facilities. This activity level has continued into the first quarter of 2007, which will see the drilling of approximately 90 gross wells, the installation of two new compressors, and selective recompletions. These development activities have focused on five main themes:

- development drilling at 8 wells per section on lands in the western and northern portions of the field, offsetting successful pilot programs drilled in 2005;
- infill drilling to 4 wells per section in the central portions of the field;
- selective pilots in the central portions of the field to test the economics of 8 wells per section in specific areas;
- step-out drilling to continue the evaluation of lands not currently developed, mainly along the northern boundary of the field;
- recompletion of additional Milk River intervals in currently producing wells.

These programs have been successful both in terms of additional production and reserves, and in terms of increasing our understanding of the resource potential of this asset. Based on these results, we continue to believe that Shackleton will provide the Trust with a minimum of three more years of low risk drilling and recompletion inventory.

Red Earth, Alberta

The Trust's light oil production is concentrated in the Red Earth area, within which the main producing properties are Golden, Loon Lake, Loon Lake North, Evi, and Kitty. In 2006 Focus' gross production from the Red Earth area averaged 1,524 bbls/d of 38° API light sweet crude and 15 bbls/d of natural gas liquids. Approximately 47 percent of the Red Earth production is operated by Focus.

The majority of the assets in these areas, excluding the Golden and Loon Lake properties, are held indirectly through a partnership with Harvest Operations Corp. The Trust has a 40 percent interest in the partnership. The Trust owns an average 90 percent working interest in the Golden area and an average 41 percent working interest in the Loon Lake area.

Southwest Saskatchewan

The Southwest Saskatchewan area was acquired as part of the Profico Arrangement. Gross production for 2006 averaged 1.7 MMcf/d of natural gas and 158 bbls/d of medium and heavy oil. The primary producing horizons are the Milk River, Second White Specks and Glauconitic formations. The annual average only represents the impact of production from the June 27, 2006 effective date of the Profico Arrangement. For the period from June 27 to December 31, 2006, production from the area averaged 3.4 MMcf/d of natural gas and 306 bbls/d of medium and heavy oil.

Kotcho-Cabin, British Columbia

At Kotcho and Cabin the Trust is producing from several sour high-pressure gas pools along a dolomitized reef edge in the Devonian Slave Point formation. Production from both properties is processed through 100 percent Focus-owned dehydration and water disposal facilities and delivered to the Duke (Westcoast) system.

During 2006, Focus' gross production from this area averaged 2.2 MMcf/d of natural gas. At Kotcho, volumes have continued to decrease over the course of the year due to increasing water production from the pool. We continue to monitor production closely and pursue the appropriate strategies to ensure that recovery from the pool is maximized.

Pouce Coupe, Alberta

At Pouce Coupe the Trust produces natural gas and associated NGLs from the Triassic Montney and Doig formations. Focus' gross production from this property in 2006 averaged 3.2 MMcf/d of natural gas and 36 bbls/d of natural gas liquids. The majority of production is compressed at a 100 percent Focus-owned facility and then delivered to a third party plant for further processing and delivery onto the TransCanada pipeline system.

Activity at Pouce Coupe has been concentrated on downspacing within the Montney reservoir. Offsetting operators have commonly downspaced the Montney to four wells per section and in specific cases are testing the economics of eight-well per section spacing. Focus drilled two wells into the Montney in 2006 with good success, bringing the spacing on our lands to approximately 4 wells per section.

Sylvan Lake, Alberta

Sylvan Lake is a multi-zone area which produces both gas and light oil from a number of formations ranging in depth from 1,300 to 7,200 feet. The primary producing zones are the Shunda, Pekisko, Lower Mannville, and Edmonton. In 2006, Focus' gross production from the area averaged 1.8 MMcf/d of natural gas, and 103 bbls/d of oil and natural gas liquids. Production at Sylvan Lake is processed through the Focus-operated Sylvan Lake gas plant, in which the Trust holds an average working interest of 60 percent. The Trust owns excess capacity in this plant which generates significant third party processing income.

In 2006 the Trust participated in the drilling of three (2.0 net) wells at Sylvan Lake, all targeting the Edmonton sand. All of these wells were successfully completed for gas and placed on production.

Medicine Hat, Alberta

The Medicine Hat property, which was acquired in late 2004, produces sweet natural gas from the Milk River, Medicine Hat and Second White Specks formations. In 2006 Focus' gross production from the property averaged 2.3 MMcf/d of natural gas. Production is compressed at two Focus operated facilities and delivered to the TransCanada and TransGas pipeline systems.

In 2006 the Trust drilled a 17 (13.2 net) well development program targeting Milk River, Medicine Hat and Second White Specks pools. All of these wells were completed and 15 were tied-in in Q4 2006. Overall, the Medicine Hat program has met our expectations, and as a result we anticipate a similar sized program of infill drilling will occur on this property in the second half of 2007.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 21, 2007. The effective date of the Statement is December 31, 2006 and the preparation date of the Statement is February 6, 2007.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation conducted by Paddock Lindstrom & Associates Ltd. ("Paddock") dated January 25, 2007 (the "Paddock Report"), and an evaluation conducted by GLJ Petroleum Consultants Ltd. ("GLJ") dated February 6, 2007 (the "GLJ Report"). The effective date of both the Paddock Report and the GLJ Report is December 31, 2006. The Reserves Data summarizes the oil, liquids and natural gas reserves of Focus and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. Paddock and GLJ were engaged to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. In all of the reserves data, minor amounts of heavy oil have been included with light and medium oil. On a proved plus probable basis, the total amount of heavy oil represents less than one percent of total corporate reserves and future net revenues discounted at ten percent.

All of Focus' reserves are in Canada and, specifically, in the provinces of Saskatchewan, Alberta and British Columbia.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.

Estimates of reserves and future net revenues for individual properties may not reflect the same confidence level as estimates of reserves and future net revenues for all properties due to the effects of aggregation.

Focus is not generally taxable under the existing structure. The Alberta Securities Commission has advised that Focus will be exempt from disclosing after tax future net revenue as part of its statement of reserves data.

On October 31, 2006, the Federal Government announced proposals pertaining to the taxation of distributions from publicly traded Canadian income trusts, royalty trusts and partnerships. The proposals include a 31.5 percent tax imposed on income before distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the proposals would apply to the Trust effective January 1, 2011. On December 21, 2006, the Department of Finance issued draft legislation consistent with the proposals described above. As at December 31, 2006, the legislative proposals are not substantively enacted. Any changes to income tax legislation that may result from these proposals may adversely affect the net present value of future net revenue of Focus' oil and gas reserves.

Reserves Data – Constant Prices and Costs

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2006
CONSTANT PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	3,980	3,446	197,163	170,617	1,709	1,313
Developed Non-Producing	58	46	14,290	10,691	147	114
Undeveloped	188	166	116,696	100,805	694	547
TOTAL PROVED	4,226	3,658	328,149	282,113	2,550	1,974
PROBABLE	1,025	893	119,118	102,673	717	560
TOTAL PROVED PLUS PROBABLE	5,251	4,551	447,267	384,786	3,267	2,534

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED					
Developed Producing	925,108	751,029	637,173	556,728	496,768
Developed Non-Producing	52,374	39,843	32,397	27,330	23,623
Undeveloped	222,035	129,795	76,307	42,662	20,290
TOTAL PROVED	1,199,517	920,667	745,877	626,720	540,681
PROBABLE	421,439	260,694	176,952	127,643	96,083
TOTAL PROVED PLUS PROBABLE	1,620,956	1,181,361	922,829	754,363	636,764

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF DECEMBER 31, 2006
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Proved Reserves	2,367,912	363,250	517,166	251,511	36,468	1,199,517
Proved Plus Probable Reserves	3,173,861	485,619	699,388	327,208	40,690	1,620,956

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF DECEMBER 31, 2006
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	95,239
	Natural Gas (including by-products but excluding solution gas from oil wells)	650,638
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	110,292
	Natural Gas (including by-products but excluding solution gas from oil wells)	812,537

Reserves Data – Forecast Prices and Costs

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	3,971	3,438	199,538	172,322	1,709	1,313
Developed Non-Producing	57	45	14,467	10,785	147	113
Undeveloped	188	166	116,936	100,708	693	548
TOTAL PROVED	4,216	3,649	330,941	283,815	2,549	1,974
PROBABLE	1,023	892	119,997	103,168	718	560
TOTAL PROVED PLUS PROBABLE	5,239	4,541	450,938	386,983	3,267	2,534

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED					
Developed Producing	1,217,303	961,714	802,245	693,059	613,455
Developed Non-Producing	73,094	53,491	42,806	35,835	30,849
Undeveloped	416,016	257,184	168,295	113,351	76,974
TOTAL PROVED	1,706,413	1,272,389	1,013,346	842,245	721,278
PROBABLE	676,660	397,089	262,405	187,039	140,339
TOTAL PROVED PLUS PROBABLE	2,383,073	1,669,478	1,275,751	1,029,284	861,617

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)
Proved Reserves	3,123,849	474,504	634,945	258,731	49,256	1,706,413
Proved Plus Probable Reserves	4,332,566	652,228	900,417	336,872	59,976	2,383,073

FUTURE NET REVENUE BY PRODUCTION GROUP AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	92,213
	Natural Gas (including by-products but excluding solution gas from oil wells)	921,133
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	107,199
	Natural Gas (including by-products but excluding solution gas from oil wells)	1,168,552

Definitions and Other Notes

In the tables set forth above in "Disclosure of Reserves Data" and elsewhere in this Annual Information Form the following definitions and other notes are applicable:

1. **"Gross"** means:

   (a) in relation to Focus' interest in production and reserves, its "Trust gross reserves", which are Focus' interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of Focus;

   (b) in relation to wells, the total number of wells in which Focus has an interest; and

   (c) in relation to properties, the total area of properties in which Focus has an interest.

2. **"Net"** means:

   (a) in relation to Focus' interest in production and reserves, Focus' interest (operating and non-operating) share after deduction of royalties, plus Focus' royalty interest in production or reserves.

   (b) in relation to wells, the number of wells obtained by aggregating Focus' working interest in each of its gross wells; and

   (c) in relation to Focus' interest in a property, the total area in which Focus has an interest multiplied by the working interest owned by Focus.

3. **"Development costs"** means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, road building, and relocating public roads, gas lines and power lines;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

4. **"Development well"** means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

5. **"Service well"** means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

6. Definitions used for reserve categories are as follows:

The following definitions apply to both estimates of individual reserves entities and the aggregate of reserves for multiple entities.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specified economic conditions (see the discussion of "*Economic Assumptions*" below).

Reserves are classified according to the degree of certainty associated with the estimates.

(a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

"Economic Assumptions" will be the prices and costs used in the estimate, namely:

(a) constant prices and costs as at the last day of Focus' financial year; and

(b) forecast prices and costs.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

7. Forecast prices and costs

Future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which Focus is legally bound by a contractual or other obligation to supply a physical product, including those for an extension

period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary table under "Pricing Assumptions" identifies benchmark reference prices that apply to Focus.

8. Constant prices and costs

Prices and costs used in an estimate that are:

(a) Focus' prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Focus is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), Focus' prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, quality and other factors.

9. Estimated future abandonment and reclamation costs related to a property have been taken into account by Paddock and GLJ in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs.

10. Numbers may not add due to rounding.

11. Both the constant and forecast price and cost assumptions assumed the continuance of current laws and regulations.

12. The extended character of all factual data supplied to Paddock and GLJ were accepted by Paddock and GLJ as represented. No field inspection was conducted.

Pricing Assumptions

The following sets forth the benchmark reference prices, as at December 31, 2006, reflected in the Constant Price Case and Forecast Price Case Reserves Data. These price assumptions were provided to Focus by GLJ.

SUMMARY OF PRICING ASSUMPTIONS AS OF DECEMBER 31, 2006
CONSTANT PRICES AND COSTS

Year	OIL Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS Edmonton Pentanes Plus ($Cdn/BBL)
2006	67.58	6.07	71.55

Note:

(1) Prices are benchmark reference prices as at December 31, 2006.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/bbl)	OIL Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS Edmonton Pentanes Plus ($Cdn/BBL)	INFLATION RATES(1) %/Year	EXCHANGE RATE(2) ($US/$Cdn)
Forecast						
2007	62.00	70.25	7.20	71.75	2%	0.87
2008	60.00	68.00	7.45	69.25	2%	0.87
2009	58.00	65.75	7.75	67.00	2%	0.87
2010	57.00	64.50	7.80	65.75	2%	0.87
2011	57.00	64.50	7.85	65.75	2%	0.87
2012	57.50	65.00	8.15	66.25	2%	0.87
2013	58.50	66.25	8.30	67.50	2%	0.87
2014	59.75	67.75	8.50	69.00	2%	0.87
2015	61.00	69.00	8.70	70.50	2%	0.87
2016	62.25	70.50	8.90	72.00	2%	0.87
2017	63.50	71.75	9.10	73.25	2%	0.87
Escalate hereafter at	2% / year	2% / year	2% / year	2% / year		

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices, after hedging and net of transportation system charges, realized by Focus for the year ended December 31, 2006, were $7.37/Mcf for natural gas, $65.61/bbl for crude oil, and $61.52/bbl for natural gas liquids.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF COMPANY GROSS RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			NATURAL GAS			NATURAL GAS LIQUIDS		
FACTORS	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)	Gross Proved (MMcf)	Gross Probable (MMcf)	Gross Proved Plus Probable (MMcf)	Gross Proved (Mbbl)	Gross Probable (Mbbl)	Gross Proved Plus Probable (Mbbl)
December 31 2005	4,087	1,521	5,608	145,828	41,678	187,506	2,631	789	3,420
Discoveries	0	0	0	377	75	452	0	0	0
Extensions	135	45	180	30,322	8,881	39,203	404	79	483
Improved Recovery	0	0	0	0	0	0	0	0	0
Technical Revisions	(120)	(731)	(851)	(6,284)	(6,077)	(12,361)	(216)	(149)	(366)
Economic Factors	0	0	0	0	0	0	0	0	0
Acquisitions	749	187	936	191,567	75,552	267,119	0	0	0
Dispositions	0	0	0	(1,470)	(113)	(1,583)	0	0	0
Production	(634)	0	(634)	(29,399)	0	(29,399)	(270)	0	(270)
December 31, 2006	4,216	1,023	5,239	330,941	119,997	450,938	2,549	718	3,267

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			NATURAL GAS			NATURAL GAS LIQUIDS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)
December 31, 2005	3,630	1,375	5,005	115,653	32,954	148,607	2,088	629	2,717
Discoveries	0	0	0	273	53	326	0	0	0
Extensions	123	41	164	24,556	7,365	31,921	316	62	378
Improved Recovery	0	0	0	0	0	0	0	0	0
Technical Revisions	(152)	(661)	(813)	(4,749)	(4,826)	(9,575)	(187)	(116)	(303)
Economic Factors	(50)	(15)	(64)	669	230	899	(30)	(15)	(45)
Acquisitions	600	151	751	170,130	67,391	237,521	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0
Production	(503)	0	(503)	(22,717)	0	(22,717)	(213)	0	(213)
December 31, 2006	3,649	892	4,541	283,815	103,168	386,983	1,974	560	2,534

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED AT 10% PER YEAR
PROVED RESERVES CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	2006 (M$)
Estimated Future Net Revenue at Beginning of Year	694,634
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties(1)	(198,352)
Net Change in Prices, Production Costs and Royalties Related to Future Production	(209,269)
Development Costs Incurred During the Period(2)	89,956
Changes in Estimated Future Development Costs	(55,321)
Extensions	0
Improved Recovery	38,899
Discoveries	695
Acquisitions of Reserves	341,183
Dispositions of Reserves	(4,471)
Net Change Resulting from Revisions in Quantity Estimates	(21,539)
Accretion of Discount	69,463
Estimated Future Net Revenue at End of Year	745,877

Notes:

(1) Actual net revenue before taxes, interest and G&A expenses.
(2) Actual capital expenditures relating to the development of oil and gas reserves.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved Undeveloped Reserves

The Trust attributes proved undeveloped reserves to infill drilling locations that are planned to be drilled into known pools with existing infrastructure in place. These are reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved undeveloped reserves. The majority of the Trust's current proved undeveloped reserves are located at Tommy Lakes and Shackleton. At Tommy Lakes the Trust has 28 proven undeveloped locations planned to further develop the Halfway A Pool over the next two years. Reserves associated with these locations total 30 Bcf of natural gas and 582 Mbbls of NGLs. At Shackleton the Trust has approximately 800 proven

undeveloped locations planned to further develop the Milk River Pool over the next four years. Reserves associated with these locations total 73 Bcf of natural gas.

Probable Undeveloped Reserves

The Trust attributes probable undeveloped reserves to infill drilling locations that are planned to be drilled into known pools with existing infrastructure in place. These reserves are additional undeveloped reserves that are less certain to be recovered than proved undeveloped reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable undeveloped reserves. The majority of the Trust's current probable undeveloped reserves are located at Tommy Lakes and Shackleton. At Tommy Lakes the Trust has 10 probable undeveloped locations planned to further develop the Halfway A Pool. Probable reserves associated with these locations and the proved undeveloped locations described above total 19 Bcf of natural gas and 267 Mbbls of NGLs. These wells are planned to be drilled in 2009. At Shackleton the Trust has approximately 250 probable undeveloped locations planned to further develop the Milk River Pool over the next four years. Probable reserves associated with these locations and the proved undeveloped locations described above total 40 Bcf of natural gas.

Significant Factors or Uncertainties

The recovery of the Proven Undeveloped and Probable reserves will occur primarily through the drilling of additional wells into the Tommy Lakes Halfway A Gas Pool and Shackleton Milk River Gas Pool. The recovery of these reserves will be dependent on these future wells exhibiting similar performance characteristics to the existing wells drilled into the pool. In the case of Tommy Lakes, as the property is only accessible for drilling, completion and tie-in operations during the winter months, the specific timing of the development is dependent on weather conditions and access to the required equipment and services.

For 2007 approximately 27 percent of the Trust's production is forecast to be from the Tommy Lakes area. All of this production is processed through the Jedney #2 Gas Plant owned and operated by Westcoast Gas Services Inc. Any disruption to the operation of the Jedney #2 Plant would have a significant impact on the production volumes of the Trust.

Future Development Costs

The following table sets forth development costs deducted in the estimation of Focus' future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs				Constant Prices and Costs			
	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves		Proved Plus Probable Reserves	
	0%	10%	0%	10%	0%	10%	0%	10%
2007	75,364	71,857	86,279	82,264	75,365	71,858	86,280	82,265
2008	74,456	64,537	98,007	84,951	72,994	63,270	96,083	83,283
2009	50,291	39,629	83,021	65,419	48,338	38,090	79,796	62,878
2010	40,395	28,937	47,097	33,738	38,065	27,268	44,380	31,792
2011	17,633	11,483	21,876	14,246	16,290	10,609	20,210	13,161
Thereafter	592	181	592	181	459	146	459	146
Total	258,731	216,624	336,872	280,800	251,511	211,240	327,208	273,525

The Trust expects that the future development costs outlined above will be funded through internally-generated cash flow. As a result, there will be no cost of funding and no impact on reserves or future net revenue.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which Focus has a working interest as at December 31, 2006.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Saskatchewan	88.0	33.3	5.0	5.0	1,281.0	1,039.3	113.0	86.9
Alberta	211.0	94.5	35.0	15.6	130.0	102.3	10.0	7.3
British Columbia	0.0	0.0	0.0	0.0	114.0	105.9	22.0	17.0
Total	299.0	127.8	40.0	20.6	1,525.0	1,247.5	145.0	111.2

Properties with no Attributable Reserves

The following table sets out Focus' undeveloped land holdings as at December 31, 2006.

	Undeveloped Acres	
	Gross	Net
Alberta	15,366	10,978
British Columbia	53,559	44,467
Saskatchewan	459,749	334,101
Total	528,674	389,546

Focus expects that rights to explore, develop and exploit 44,829 net acres of its undeveloped land holdings will expire by December 31, 2007.

Additional Information Concerning Abandonment and Reclamation Costs

The Trust estimates abandonment and reclamation costs for surface leases, wells, facilities and pipelines based primarily on a review of current costs for abandonment and reclamation of similar entities. The Trust expects to incur abandonment and reclamation costs for 1,507 net wells. The total estimated amount of such costs, net of estimated salvage value is $56.5 million on an undiscounted basis, or $16.1 million at a discount rate of 10 percent. Only well level abandonment costs were included in the determination of discounted future net revenue presented above. For the constant price case, at a discount rate of 10 percent, $8.5 million of costs were included and $2.7 million of costs were excluded. For the escalating price case, at a discount rate of 10 percent, $11.2 million of costs were included and $4.9 million of costs were excluded. The Trust expects to incur abandonment and reclamation costs of $1.0 million in 2007, $0.5 million in 2008 and $0.5 million in 2009.

Capital Expenditures

The following tables summarize capital expenditures related to Focus' activities for the year ended December 31, 2006:

	($ millions)
Corporate acquisition costs	$1,091,339
Development costs	90,406
Total	$1,181,745

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which Focus participated during the year ended December 31, 2006:

	Gross	Net
Light and Medium Oil	6	4
Natural Gas	221	186
Service	0	0
Dry	0	0
Total:	227	190

The Trust's most important future development activities are concentrated at Shackleton and Tommy Lakes. At Shackleton the Trust will continue to develop the Milk River pool, and anticipates drilling 250 to 300 gross wells per year into the pool in each of the next four years. At Tommy Lakes the Trust will continue to develop the Halfway A gas pool, and anticipates drilling approximately 10 to 15 gross wells per year into the pool in each of the next three winter drilling seasons.

Production Estimates

All production estimates given in this section are based on proved plus probable reserves. The following table sets out the volume of Focus' production estimated for the year ended December 31, 2007 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves Data".

	Light and Medium Oil *(bbls/d)*	Natural Gas *(Mcf/d)*	Natural Gas Liquids *(bbls/d)*	BOE *(BOE/d)*
2007	1,771	124,158	775	23,238

Forecast 2007 production for Shackleton is 12,587 boe/d, consisting of 75.5 MMcf/d of natural gas. This represents approximately 54 percent of total 2007 forecast production.

Forecast 2007 production for the Tommy Lakes property is 6,371 boe/d, consisting of 34.2 MMcf/d of natural gas and 665 bbl/d of natural gas liquids. This represents approximately 27 percent of total 2007 forecast production.

Production History, Prices Received And Capital Expenditures

The following tables set forth certain information in respect of production, product prices received, royalties, operating expenses, netbacks received, and capital expenditures made by Focus for each quarter in the two most recently completed financial years of Focus. In calculating BOE amounts, natural gas is converted to oil equivalent using 6 Mcf of natural gas equalling 1 barrel of oil equivalent.

	Quarters Ended			
	2006			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[(1)]				
Light and Medium Crude Oil (bbls/d)	1,965	1,844	1,563	1,610
Gas (Mcf/d)	113,539	115,612	46,753	45,137
NGLs (bbls/d)	706	740	682	784
Combined (BOE/d)	21,594	21,853	10,038	9,917
Average Price Received (including hedging settlements)				
Light and Medium Crude Oil ($/Bbl)	57.51	70.09	73.08	63.13
Gas ($/Mcf)	7.80	6.75	7.36	7.92
NGLs ($/bbl)	53.85	66.56	66.37	59.45
Combined ($/BOE)	48.09	43.92	50.27	51.11
Royalties Paid				
Light and Medium Crude Oil ($/Bbl)	12.73	14.27	14.67	11.99
Gas ($/Mcf)	1.36	1.29	1.50	2.02
NGLs ($/Bbl)	22.38	11.70	8.19	11.74
Combined ($/BOE)	8.94	8.37	9.71	11.92

	Quarters Ended			
	2006			
	Dec. 31	Sept. 30	June 30	Mar. 31
Operating Expenses ($/BOE)	4.04	3.50	4.62	5.50
Netback Received ($/BOE) [(2)]	35.11	32.04	35.95	33.69
Capital Expenditures ($ thousands)	27,031	36,457	1,093,968	24,289
Development (including drilling and facilities)	26,968	36,149	2,554	24,285
Corporate	18	308	120	4
Property Acquisitions, net of proceeds of divestitures	45	0	1,091,294	0

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

	Quarters Ended			
	2005			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[(1)]				
Light and Medium Crude Oil (bbls/d)	1,714	1,718	1,779	1,850
Gas (Mcf/d)	42,629	44,910	46,997	43,575
NGLs (bbls/d)	762	833	770	743
Combined (BOE/d)	9,582	10,036	10,382	9,856
Average Price Received (including hedging settlements)				
Light and Medium Crude Oil ($/Bbl)	59.20	57.78	54.66	54.94
Gas ($/Mcf)	9.24	7.77	7.40	7.36
NGLs ($/bbl)	60.64	62.41	55.13	51.08
Combined ($/BOE)	56.61	49.87	46.91	46.75
Royalties Paid				
Light and Medium Crude Oil ($/Bbl)	12.89	16.79	13.09	11.46
Gas ($/Mcf)	2.31	1.90	2.00	1.71
NGLs ($/Bbl)	12.07	11.03	10.17	11.64
Combined ($/BOE)	13.41	12.16	11.90	10.46
Operating Expenses ($/BOE)	4.61	3.56	4.10	4.19
Netback Received ($/BOE) [(2)]	38.58	34.15	30.91	32.09
Capital Expenditures ($ thousands)	10,832	16,052	3,962	22,552
Development (including drilling and facilities)	10,854	5,589	3,907	22,507
Corporate	11	69	55	43
Property Acquisitions, net of proceeds of divestitures	(33)	10,394	0	2

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates Focus' average daily gross production from its important fields for the year ended December 31, 2006:

	Light and Medium Crude Oil (bbls/d)	Gas (Mcf/d)	NGLS (bbls/d)	BOE (BOE/d)
Shackleton[(1)]	0	36,936	0	6,156
Tommy Lakes	0	32,382	639	6,036
Red Earth	1,524	0	15	1,539
Southwest Saskatchewan[(1)]	158	1,729	0	446
Pouce Coupe	11	3,232	25	575
Sylvan Lake	54	1,845	49	410
Medicine Hat	0	2,255	0	376
Kotcho-Cabin	0	2,165	0	361
Total	1,747	80,544	728	15,899

Note:

(1) Includes production from June 27, 2006, the date of the Profico Acquisition.

Cyclical and Seasonal Impact of Industry

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions, as well as conditions in other oil and natural gas producing regions. Any decline in oil and natural gas prices could have an adverse effect on the Trust's financial condition.

Renegotiation or Termination of Contracts

As at the date hereof, the Trust does not anticipate that any aspect of its business will be materially affected in the current fiscal year by the renegotiation or termination of contracts or subcontracts.

Competitive Conditions

The Trust is a member of the petroleum industry, which is highly competitive at all levels. The Trust competes with other companies and other energy trusts and income funds for all of its business inputs, including exploitation and development prospects, access to commodity markets, property and corporate acquisitions, and available capital. The Trust strives to be competitive by maintaining a strong financial condition and by utilizing current technologies to enhance exploitation, development and operational activities.

Environmental Considerations

The Trust is pro-active in its approach to environmental concerns. Procedures are in place to ensure that due care is taken in the day-to-day management of its oil and gas properties. All government regulations and procedures are followed in strict adherence to the law. The Trust believes in well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to the Trust.

In the first quarter of 2004, Focus adopted the CICA new section 3110, Asset Retirement Obligations. This new standard requires that companies recognize the liability associated with future site reclamation costs in the financial statements at the time when the liability is incurred. This liability is initially measured at fair market and subsequently adjusted for the accretion of the discount amount and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. Further information is provided in the audited consolidated financial statements of the Trust for the year ended December 31, 2006 which are included in the Trust's 2006 Annual Report.

The Trust has established a reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. The funding related to the operations of the Trust was $5.6 million at December 31, 2006.

Marketing and Future Commitments

Focus utilizes a hedging program to manage exposure to fluctuations in commodity prices, to provide greater certainty and stability to distributions, to protect Unitholder return on investment and to help ensure profitability of specific properties or acquisitions. This program is monitored by the Board of Directors and implemented by the Risk Management Committee. Focus uses financial instruments and physical forward sales as part of this risk management program. All of the commodity and foreign exchange contracts are with parties that represent minimal counterparty risk.

Focus, as of March 21, 2007, has a combination of fixed price arrangements and collars that provide price protection in 2007 on an average 76,000 Mcf/d of natural gas production at a reference price of CDN$8.26 to CDN$8.29 per Mcf. With respect to crude oil, fixed price swaps and collars represent 600 bbls/d of oil production with a floor reference price of CDN$70.31 per barrel. The following table details financial instruments and physical contracts currently in place as part of the Trust's hedging program for 2007 and 2008.

Financial Contracts	Daily Quantity	Contract Price		Price Index	Term
Crude oil	400 bbls	$70.00 to $79.00	Cdn	WTI	January 2007 to December 2007
	400 bbls	$70.93	Cdn	WTI	April 2007 to September 2007
Natural gas	6,000 GJ	$8.01	Cdn	AECO	August 2006 to March 2007
	7,000 GJ	$9.00	Cdn	AECO	August 2006 to March 2007
	20,000 GJ	$7.66	Cdn	AECO	August 2006 to March 2007
	11,000 GJ	$8.73	Cdn	AECO	November 2006 to March 2007
	13,000 GJ	$9.32	Cdn	AECO	November 2006 to March 2007
	7,300 GJ	$7.70	Cdn	AECO	March 2007 to October 2007
	15,000 GJ	$7.77	Cdn	AECO	April 2007 to October 2007
	10,000 GJ	$7.90	Cdn	AECO	April 2007 to October 2007
	5,000 GJ	$8.00	Cdn	AECO	April 2007 to October 2007
	5,000 GJ	$7.52	Cdn	AECO	April 2007 to October 2007
	5,000 GJ	$7.50	Cdn	AECO	April 2007 to October 2007
	5,000 GJ	$7.53	Cdn	AECO	April 2007 to October 2007
	5,000 GJ	$7.50	Cdn	AECO	April 2007 to October 2007
	15,000 GJ	$8.25 to $9.00	Cdn	AECO	November 2007 to March 2008
	15,000 GJ	$8.02	Cdn	AECO	November 2007 to March 2008
	10,000 GJ	$8.60	Cdn	AECO	November 2007 to March 2008

Physical Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	5,000 GJ	$10.32	Cdn	November 2006 to March 2007
	12,500 GJ	$7.31	Cdn	August 2006 to March 2007
	10,000 GJ	$6.77	Cdn	August 2006 to March 2007
	15,000 GJ	$7.15	Cdn	April 2007 to October 2007
	10,000 GJ	$7.18	Cdn	April 2007 to October 2007

Human Resources

As at March 21, 2007, FET Resources had 78 permanent, full time employees in the field and in the corporate head office.

ADDITIONAL INFORMATION RESPECTING FOCUS ENERGY TRUST

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "*Redemption Right*") and to one vote at all meetings of Trust Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either FET Resources or the Trust. As holders of Trust Units in the Trust, the Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from FET Resources and the ability of FET Resources to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of Exchangeable Shares or FLP B Units, as the case may be, and, in the future, to holders of other exchangeable shares or limited partnership units that may be issued by FET Resources or other subsidiaries of the Trust in connection with other exchangeable security transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Trust Unitholders as may be prescribed by the Board of Directors in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to vote at meetings of the Trust Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement and FLP Voting and Exchange Agreement, the Trust will issue a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every person who received Exchangeable Shares pursuant to the Arrangement or FLP B Units pursuant to the Profico Arrangement.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with our obligations and affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of our assets. Pursuant to the Trust Indenture, we will indemnify and hold harmless each Trust Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Trust Unitholder resulting from or arising out of such Trust Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on our behalf must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Personal liability may also arise in respect of claims against us that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.

The possibility of any personal liability of this nature arising is considered unlikely. The *Income Trusts Liability Act* (Alberta) came into force on July 1, 2004. The legislation provides that a Trust Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation came into force. For additional information see "*Risk Factors – Unitholder Limited Liability*".

Our operations will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against us.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the Board of Directors may determine. The Trust Indenture also provides that FET Resources may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as FET Resources may determine.

Cash Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from income on the Operating Entities Securities, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Trust Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the FCT Notes made by FCT to the Trust before the maturity of the Notes. It is anticipated however, that the Trust will reinvest a substantial portion of the repayments of principal on the FCT Notes to make capital expenditures to develop the business of the Operating Entities with a view to enhancing cash flow from operations.

It is expected that essentially all of the cash distributions to Trust Unitholders will be taxed as ordinary income. Cash distributions have been made, and are expected to be made on the 15th day of each month to Trust Unitholders of record on the immediately preceding Distribution Record Date.

Distribution Reinvestment and Optional Trust Unit Purchase Plan

A plan has been established to provide Unitholders who are residents of Canada (within the meaning of the Tax Act) with a method to reinvest cash distributions by purchasing additional Trust Units and to purchase additional Trust Units. For further information, please see *www.focusenergytrust.com*.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90 percent of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of

Trust Units traded on a particular day. The closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of Trust Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $250,000; provided that, the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows: (i) firstly, by the Trust distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (ii) secondly, to the extent that the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall, which promissory notes, (herein referred to as "Redemption Notes") shall have terms and conditions substantially identical to those of the Notes.

If at the time Trust Units are tendered for redemption by a Trust Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which FET Resources considers, in its sole discretion, provides representative fair market value price for the Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Trust Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90 percent of the fair market value thereof as determined by FET Resources as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes and/or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes or Redemption Notes which may be distributed in specie to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes or Redemption Notes. Notes or Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Meetings of Trust Unitholders

The Trust Indenture provides that meetings of Trust Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Trust Unitholders will be called and held annually for, among other things, the election of the directors of FET Resources and the appointment of the auditors of the Trust.

A meeting of Trust Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5 percent of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called. Trust Unitholders may attend and vote at all meetings of Trust Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5 percent of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders in accordance with the requirements of applicable laws.

Reporting to Trust Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Trust Unitholders and the unaudited interim financial statements of the Trust will be mailed to Trust Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

Takeover Bids

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90 percent of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustee

Valiant Trust Company is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Trust Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Trust Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Special Resolution of the Trust Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

The Board of Directors has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to FET Resources responsibility for any and all matters relating to the following: (i) an offering; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of FET Resources, or any other person to whom the Trustee has, with the consent of FET Resources, delegated any of its duties

hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by FET Resources to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Trust Unitholders, amend the Trust Indenture for the purpose of:

- ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(96) of the Tax Act as from time to time amended or replaced;
- ensuring that such additional protection is provided for the interests of Trust Unitholders as the Trustee may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby; and
- curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby.

Termination of the Trust

The Trust Unitholders may vote to terminate the Trust at any meeting of the Trust Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20 percent outstanding Trust Units; (b) a quorum of 50 percent of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Trust Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Trust Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Trust Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for payment, retirement or discharge of all known liabilities and obligations of the Trust, and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Trust Unitholders in accordance with their *pro rata* share.

ADDITIONAL INFORMATION RESPECTING FET RESOURCES LTD.

Management of FET Resources

The Board of Directors is currently comprised of the nine members indicated below. Each director is elected or appointed to serve until the next annual meeting of the Trust Unitholders or until a successor is elected or appointed.

The following table sets forth certain information respecting FET Resources' directors:

Name and Municipality of Residence	Position Held and Period Served as a Director	Principal Occupations During Past Five Years	Trust Units / FLP B Units Beneficially Owned or over which Control or Discretion is Exercised as at March 21, 2007
Derek W. Evans Calgary, Alberta	President, Chief Executive Officer and Director since August 23, 2002	President and Chief Executive Officer of FET Resources since August 23, 2002; prior thereto, from May 2001 to August 2002, Mr. Evans was Vice President, Business Development for Storm, and from July 1998 to September 2000, Mr. Evans was Senior Vice President, Operations of Renaissance Energy Ltd.	166,880 / 7,583
Matthew J. Brister[(3)(5)] Calgary, Alberta	Director since August 23, 2002	President and Chief Executive Officer of Storm Ventures International Inc. Mr. Brister is the Chairman of Storm Exploration Inc.; prior thereto, Mr. Brister was President and Chief Executive Officer of Storm Energy Ltd. and prior thereto, Mr. Brister was the President and Chief Executive Officer of Storm Energy Inc.	1,915,725 / nil
John A. Brussa[(4)] Calgary, Alberta	Director since August 23, 2002	Senior Partner at Burnet, Duckworth & Palmer, LLP.	40,556 / 38,793
Stuart G. Clark[(1)(2)] Calgary, Alberta	Chairman since January 9, 2003 and a Director since August 23, 2002	Independent Businessman; prior thereto, Mr. Clark was the Senior Vice President, Finance and Chief Financial Officer of Storm Energy Inc. Mr. Clark serves on the Board of Directors of Storm Exploration Inc. and Rock Energy Inc.	800,287 / nil
James H. McKelvie[(2)(4)] Toronto, Ontario	Director since June 19, 2003	Independent Businessman; Mr. McKelvie is the Chairman of the Board of Directors of Canada Cartage G.P. Inc. and Trustee of Canada Cartage Income Fund; prior thereto, Mr. McKelvie was Chief Financial Officer of Energy Savings Income Fund	21,115 / nil

Name and Municipality of Residence	Position Held and Period Served as a Director	Principal Occupations During Past Five Years	Trust Units / FLP B Units Beneficially Owned or over which Control or Discretion is Exercised as at March 21, 2007
Gerald A. Romanzin[(2)(3)(5)] Calgary, Alberta	Director since August 23, 2002	Corporate Director; Mr. Romanzin serves on the Board of Directors of Crescent Point Resources Ltd., Petrowest Energy Services Trust, Trimac Transportation Services Inc. and Kereco Energy Ltd.; prior thereto, Executive Vice President of TSX Venture Exchange from November 1999 to April 2002 and acting President of TSX Venture Exchange from December 2001 to April 2002; and prior thereto, Executive Vice President of Alberta Stock Exchange from June 1995 to November 1999.	10,645 / nil
Clayton H. Woitas[(3)] Calgary, Alberta	Director since June 27, 2006	Chairman of Range Royalty LP; prior thereto, Mr. Woitas was the Chairman, President and Chief Executive Officer of Profico Energy Management Ltd. from 2000 to June 2006.	3,935,840 / 4,242,946
David P. O'Brien[(5)] Calgary, Alberta	Director since June 27, 2006	Chairman of the Board of EnCana Corporation and Chairman of the Board of the Royal Bank of Canada. Mr. O'Brien is a director of Molson Coors Brewing Company and TransCanada Corporation. Mr. O'Brien is also a director of the E & P Limited Partnership (private); prior thereto, Mr. O'Brien was interim Chief Executive Officer of PanCanadian Petroleum Limited from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form EnCana Corporation; prior thereto, Mr. O'Brien was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, hotels, and transportation) from May 1996 to October 2001.	207,536 / 279,814
Jeff S. Lebbert[(4)] Calgary, Alberta	Director since June 27, 2006	Vice-President, Corporate Development of Range Royalty LP; prior thereto, Mr. Lebbert was the Vice President, Corporate Development, Profico Energy Management Ltd. from 2000 to June 27, 2006.	579,577 / 734,116

Notes:

(1) Chairman
(2) Member of the Audit Committee.
(3) Member of the Reserves Committee.
(4) Member of the Compensation Committee.
(5) Member of the Corporate Governance Committee.

The following table sets forth certain information respecting FET Resources' executive officers who are not directors:

Name and Municipality of Residence	Position Held and Period Served as a Director	Principal Occupations During Past Five Years	Trust Units / FLP B Units Beneficially Owned or over which Control or Discretion is Exercised as at March 21, 2007
William D. Ostlund Calgary, Alberta	Senior Vice-President and Chief Financial Officer	Senior Vice-President and Chief Financial Officer of FET Resources since January 2007; Prior thereto, Mr. Ostlund was the Vice-President Finance and Chief Financial Officer of FET Resources from August 2002 to January 2007; Prior thereto, Mr. Ostlund was Vice-President, Finance and Chief Financial Officer for Reserve Royalty Corporation from June 1997 to July 2000.	51,403 / nil
Dennis M. Lawrence Calgary, Alberta	Senior Vice-President and Chief Operating Officer	Senior Vice-President and Chief Operating Officer of FET Resources since January 2007; Prior thereto, Mr. Lawrence was the Vice-President, Engineering of FET Resources from September 2002 to January 2007; Prior thereto, Mr. Lawrence was a Research Analyst for FirstEnergy Capital Corp. from October 2000 to August 2002.	41,939 / nil
Bryce H. Murdoch Calgary, Alberta	Vice-President, Geology	Vice-President, Geology of FET Resources since October 2003; Prior thereto, Mr. Murdoch was Geology Manager in the Southern Alberta and Southern Saskatchewan and the Lloydminister Business Units at Husky Energy from August 2000 to September 2003.	17,832 / nil
Hugh C. McCaskill Calgary, Alberta	Vice-President, Development	Vice-President, Development of FET Resources since January 2007; Prior thereto, Mr. McCaskill was a Senior Development Engineer with FET Resources since December 2002.	13,232 / nil
Al S. Pickering Calgary, Alberta	Vice-President, Land	Vice-President, Land of FET Resources since June 2003; Prior thereto, Mr. Pickering was an independent land consultant, and a Land Manager with Renaissance Energy Ltd. from January 1997 to August 2000.	25,688 / nil

Name and Municipality of Residence	Position Held and Period Served as a Director	Principal Occupations During Past Five Years	Trust Units / FLP B Units Beneficially Owned or over which Control or Discretion is Exercised as at March 21, 2007
David W. Sakal Calgary, Alberta	Vice-President, Operations	Vice-President, Operations of FET Resources since August 2002; Prior thereto, Mr. Sakal was General Manager for Husky Energy Inc. East Central Business Unit from August 2000 to February 2001 and from July 1998 to August 2000, Mr. Sakal was Operating Manager for the Central District of Renaissance Energy Ltd.	86,353 / nil
A. Kim Schoenroth Calgary, Alberta	Vice-President, Finance	Vice-President, Finance of FET Resources since January 2007; Prior thereto, Ms. Schoenroth was the Controller of FET Resources since February 2003; Prior thereto, Ms. Schoenroth was a Manager of Investor Relations at Husky Energy Inc. from August 2000 to February 2003.	7,791 / nil

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by all directors and officers of FET Resources as a group is 11.5 percent (7,968,552 Trust Units). The percentage of FLP B Units that are owned, directly or indirectly, by all directors and officers of FET Resources as a group is 57.4 percent (5,347,398 FLP B Units). Accordingly, directors and officers of FET Resources as a group owned, directly or indirectly, securities of the Trust equivalent to 13,315,950 units or 16.9 percent of the outstanding Trust Units and FLP B Units.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of the Corporation has, within the last 10 years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person except as follows: Mr. John Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the *Company Act* (British Columbia) and under the *Companies' Creditors Arrangement Act* (Canada) which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.). In July 1998, Mr. William D. Ostlund was a director of Deena Energy Inc., a junior oil and gas issuer, which made a filing for creditor protection under the *Bankruptcy and Insolvency Act* (Canada) in October 1998. Mr. David O'Brien was a director of Air Canada which made a filing under the *Companies' Creditors Arrangement Act* (Canada) in April 2003. Mr. O'Brien resigned as a director on November 26, 2003.

Penalties or Sanctions

No director, officer or promoter of the Corporation, within the last 10 years, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Personal Bankruptcies

No director, officer or promoter of the Corporation, or a shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons, has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or being subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

Directors and officers of the Corporation may, from to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict may arise. See "*Risk Factors*".

Share Capital

FET Resources is authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Series A Exchangeable Shares (the "Exchangeable Shares") are authorized. Upon completion of the Arrangement, the Trust became the sole holder of the issued and outstanding common shares of FET Resources. FLP is also the sole holder of the approximately $364.5 million principal amount of the Notes outstanding at January 31, 2006. Effective January 16, 2007, all Exchangeable Shares were redeemed by FET Resources and 740,312 Trust Units were issued in exchange therefor.

Common Shares

Each common share entitles its holder to receive notice of and to attend all meetings of the shareholders of FET Resources and to one vote at such meetings. The holders of common shares will be, at the discretion of the Board of Directors and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the Board of Directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of FET Resources upon the liquidation, dissolution, bankruptcy or winding-up of FET Resources or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Exchangeable Shares

The following is a summary description of the material provisions of the Exchangeable Shares and the related ancillary and indirect rights of holders of Exchangeable Shares under the terms of the Voting and Exchange Trust Agreement and the Support Agreement. As of January 16, 2007, there were no Exchangeable Shares outstanding.

Each Exchangeable Share will have economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Right granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units into which they are exchangeable from time to time. In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded down to the nearest whole number of Trust Units. **Holders of Exchangeable Shares will not receive cash distributions from the Trust or FET Resources rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders.**

Ranking

The Exchangeable Shares rank rateably with shares of any other series of exchangeable shares of FET Resources and prior to any common shares of FET Resources and any other shares ranking junior to the Exchangeable Shares with respect to the payment of

dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding-up of FET Resources.

Dividends

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the Board of Directors. FET Resources anticipates that it may from time to time declare dividends on the Exchangeable Shares up to but not exceeding any cash distributions on the Trust Units into which such Exchangeable Shares are exchangeable. In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

Certain Restrictions

FET Resources will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "*Amendment and Approval*":

(a) pay any dividend on the common shares of FET Resources or any other shares ranking junior to the common shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares of FET Resources or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of FET Resources ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) amend the articles or by-laws of FET Resources in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The above restrictions shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

Liquidation or Insolvency of FET Resources

In the event of the liquidation, dissolution or winding-up of FET Resources or any other proposed distribution of the assets of FET Resources among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from FET Resources, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and Trust Subsidiary will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any Subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trust Subsidiary, as applicable. This right may be exercised by either the Trust or Trust Subsidiary.

Upon the occurrence of an Insolvency Event, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or Trust Subsidiary to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time, as described under the subheading "*Voting and Exchange Trust Agreement - Optional Exchange Right*".

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or Trust Subsidiary will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable

Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust liquidation event" means:

- any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or
- the earlier of, the Trust's receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and Trust Subsidiary described below, a holder of Exchangeable Shares will be entitled at any time to require FET Resources to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting to FET Resources or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed Retraction Request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be seven business days after the date on which FET Resources or the transfer agent receives the retraction notice. Unless otherwise requested by the holder and agreed to by FET Resources, the Retraction Date will not occur on such seventh business day if such day would occur between any Distribution Record Date and the Distribution payment date that corresponds to such Distribution Record Date. In this case, the Retraction Date will instead occur on such Distribution payment date. The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests FET Resources to redeem the Exchangeable Shares, the Trust and Trust Subsidiary will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested FET Resources to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, FET Resources will immediately notify the Trust and Trust Subsidiary. The Trust or Trust Subsidiary must then advise FET Resources within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or Trust Subsidiary nor be redeemed by FET Resources. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested FET Resources to redeem will on the Retraction Date be purchased by the Trust or Trust Subsidiary or redeemed by FET Resources, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or Trust Subsidiary to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor Trust Subsidiary have exercised the Retraction Call Right. See "*Exchangeable Shares - Voting and Exchange Trust Agreement - Optional Exchange Right*".

The Retraction Call Right may be exercised by either the Trust or Trust Subsidiary. If, as a result of solvency provisions of applicable law, FET Resources is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, FET Resources will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by FET Resources will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right. See "*Exchangeable Shares - Voting and Exchange Trust Agreement - Optional Exchange Right*".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and Trust Subsidiary, FET Resources:

(a) will, on August 23, 2012, subject to extension of such date by the Board of Directors (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units; and

(b) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by the Trust).

FET Resources will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by FET Resources.

The Trust and Trust Subsidiary will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by FET Resources on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trust Subsidiary, as applicable. If either the Trust or Trust Subsidiary exercises the Redemption Call Right, then FET Resources' right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or Trust Subsidiary.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of FET Resources or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "*Voting and Exchange Trust Agreement - Voting Rights*".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10 percent of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, FET Resources will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and Trust Subsidiary with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act. The obligation of FET Resources, the Trust or Trust Subsidiary to deliver Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Trust Units to the transfer agent who shall sell such Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate and Terms of Reference

The Mandate and Terms of Reference of the Audit Committee of the Board of Director's is attached hereto as Schedule "A". The members of the Audit Committee are Gerald A. Romanzin, Stuart G. Clark and James H. McKelvie.

Composition of the Audit Committee

The members of the Audit Committee are independent (in accordance with National Instrument 52-110) and are financially literate.

Relevant Education and Experience

Mr. Romanzin is an independent Calgary businessman and corporate director who serves as a director of Crescent Point Resources Ltd., Petrowest Energy Services Trust, Trimac Transportation Services Inc. and Kereco Energy Ltd. He also serves as a trustee of Trimac Income Fund. Mr. Romanzin was the Executive Vice President of the TSX Venture Exchange from November 1999 to April 2002 where he was responsible for overseeing the Corporate Finance and regional operations. In addition, he assumed the role of Acting President of the TSX Venture Exchange from December 2001 to April 2002. Mr. Romanzin is a chartered accountant and was a financial analyst with the Alberta Securities Commission for four years prior to joining the Alberta Stock Exchange in 1987. Mr. Romanzin was the executive Vice President of the Alberta Stock Exchange from June 1995 until its change to the TSX Venture Exchange in November 1999. Mr. Romanzin obtained a Bachelor of Commerce degree from the University of Calgary and is a member of the Institute of Chartered Accountants of Alberta.

Mr. Clark has a Bachelor of Commerce (Honours) degree from the University of Manitoba. Mr. Clark is currently a director of Storm Exploration Inc., a junior exploration and development company, and Chairman of the Board of Directors of Rock Energy Inc., an oil and gas exploration and production company. Mr. Clark was the Vice President, Finance and Chief Financial Officer of Storm from November 1998 to November 8, 2001 when he assumed the office of Executive Director. From January, 1986 to July, 1998, Mr. Clark was employed by Pinnacle Resources Ltd. (Pinnacle) in positions of increasing responsibility, the last being Executive Vice President and Chief Financial Officer. Pinnacle was a publicly traded oil and gas company listed on the TSX and Montreal Exchange prior to its acquisition by Renaissance Energy Ltd. in July 1998. Mr. Clark was a director of Pinnacle from January 1986 to July 1998 and a director of Quadron Resources Ltd., a publicly traded oil and gas company, which was listed on the TSX prior to its acquisition by HCO Energy Ltd. in June 1995, from April 1989 to May 1994. Mr. Clark was a director of Avid Oil and Gas Ltd., a publicly traded oil and gas company that was listed on the TSX and the TSX Venture Exchange prior to its acquisition by Husky Energy Ltd. in July 2001.

Mr. McKelvie is currently Chairman of the Board of Directors of Canada Cartage G.P. Inc. and Trustee of Canada Cartage Income Fund. Mr. McKelvie was the Chief Financial Officer and a director of Ontario Energy Savings Corp., an operating subsidiary of the Energy Savings Income Fund to his retirement in May 2004. Prior to August 1997, Mr. McKelvie served as Managing Director, Vice President Finance and a director of Clairvest Group Inc., after which he served as Chairman of Ketch Energy Ltd. until January 2005. Mr. McKelvie also served as a Director of Tarragon Oil and Gas Limited from 1987 to 1998.

Mr. McKelvie received his C.A. designation in 1977 when he was employed by Deloitte, Haskins + Sells (now Deloitte & Touche LLP).

Pre-Approval of Policies and Procedures

The Audit Committee pre-approves all audit and non-audit services to be provided to the Trust or any of its' subsidiaries.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Trust's external auditor, KPMG LLP, in 2006 for annual audit services were $66,000 related to the 2005 and $30,500 related to the 2006 consolidated financial statements, $32,500 related to 2006 first, second and third quarter reviews, and $55,000 related to services rendered in connection with public offering documents. KPMG LLP was appointed the external auditors of the Trust at the Annual Meeting of Unitholders held on May 15, 2003. Prior to the appointment of KPMG LLP, Deloitte & Touche LLP was the external auditors of the Trust. In 2005, KPMG LLP aggregate billing related to the 2004 annual audit services were $50,000, $27,000 related to the 2005 first, second and third quarter reviews and in 2004, KPMG LLP aggregate billings related to the 2003 annual audit services were $39,000, $26,000 related to the 2004 first, second and third quarter reviews, and $75,000 for services rendered in connection with public offering documents and for French translation services.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Trust's external auditor for assistance with tax return preparation and tax-related consultation were $72,500 in 2006 and $15,500 in 2005.

NOTES

The following section is a summary of the material attributes and characteristics of the Notes issued pursuant to the provisions of a note indenture (the "Note Indenture") dated on August 23, 2002 and made between AcquisitionCo and Valiant Trust Company, as trustee (the "Note Trustee"). The Notes were issued under the Note Indenture.

Terms and Issue of Notes

Pursuant to the Plan of Arrangement, Notes were issued to the Trust and to former Shareholders. Notes issued to former holders of common shares of Storm were transferred by such holders to the Trust in return for Trust Units. Accordingly, the Note Indenture provided that initially only one global Note certificate was issued and represented all Notes issued under the Arrangement. The global Note certificate was issued to the Note Trustee in trust for the Trust and such Shareholders. The Note Trustee, on behalf of such Shareholders recorded the transfer of the Notes represented by such certificate to the Trust pursuant to the Plan of Arrangement, without recourse to the Trust, and received certificates representing Trust Units for delivery to such Shareholders, all as contemplated by the Plan of Arrangement. Upon receipt of the certificates representing the Trust Units, the Note Trustee provided a receipt and distributed such certificates to such Shareholders.

The unsecured Notes bear interest from the date of issue at 14 percent per annum. Interest is payable for each month during the term on the 10th day of the month following such month. The first interest payment was paid on October 10, 2002 for the period commencing on August 23, 2002 and ending on September 30, 2002.

Although pursuant to the terms of the Note Indenture, FET Resources is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus, FET Resources is not required to make any payment in respect of principal until December 1, 2032, subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Trust Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust (the "Non-Fund Holders") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and,

with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture allows the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes. The Trust is the holder of all of the issued and outstanding Notes.

Ranking

The Notes are unsecured debt obligations of FET Resources and rank *pari passu* with all other unsecured indebtedness of FET Resources, but subordinate to all secured debt.

Events of Default

The Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if FET Resources has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $5 million and FET Resources has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to FET Resources specifying such default and requiring FET Resources to rectify the same; (vi) FET Resources ceasing to carry on its business other than as contemplated in this Information Circular; and (vii) material default by FET Resources under material agreements if property having a fair market value in excess of $5 million is liable to forfeiture or termination.

NPI AGREEMENT

Coincident with the Arrangement becoming effective, FET Resources and the Trust entered into the NPI Agreement, pursuant to which FET Resources granted and set over to the Trust the right to receive certain payments (the "NPI") on petroleum and natural gas rights held by FET Resources from time to time. As consideration for the granting of the NPI, in addition to all amounts previously paid by the Trust to FET Resources, the Trust agreed to pay FET Resources an amount (the "Deferred Purchase Price Obligation") equal to (a) the portion of acquisition costs ("Future Acquisition Costs") for petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by FET Resources from time to time ("Property Interests") acquired after the date of the NPI Agreement which are attributable to "Canadian resource property" (as defined in the Tax Act) payable at the time of incurring such Future Acquisition Costs, plus (b) drilling, completion, equipping and other costs ("Capital Expenditures") in respect of the Property Interests payable at the time of incurring such Capital Expenditures, plus (c) the portion of indebtedness incurred in respect of such Future Acquisition Costs and Capital Expenditures payable at the time of satisfaction by FET Resources of such indebtedness. In addition, the Trust will pay over to FET Resources, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or the proceeds from the disposition of the NPI on any petroleum and natural gas rights held by FET Resources. FET Resources shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

Pursuant to the terms of the NPI Agreement, the Trust is entitled to a payment from FET Resources for each month equal to the amount by which ninety-nine (99 percent) percent of the gross proceeds from the sale of production attributable to the Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99 percent) percent of certain deductible production costs for such period. FET Resources may acquire and fund additional Property Interests from residual revenues, the Deferred Purchase Price Obligation, borrowings or from its working capital.

If FET Resources wishes to dispose of any Property Interests which will result in proceeds in excess of a threshold amount, the Board of Directors shall approve such disposition, however, if the asset value (calculated in accordance with the terms of the NPI Agreement) of any interests included in such disposition is greater than a threshold percentage of the asset value of all the Property Interests held by FET Resources, such disposition must be approved by a special resolution of the Unitholders. The term of the NPI Agreement will be for so long as there are petroleum and natural gas rights to which the NPI applies.

INFORMATION CONCERNING FOCUS LIMITED PARTNERSHIP

General

FLP is a limited partnership formed under the laws of Alberta. The head and principal office of FLP will be located at Suite 3300, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7. The general partner of FLP is FET Management Ltd. The General Partner is wholly-owned by Focus. The General Partner will be entitled to receive a distribution in each fiscal year equal to 0.001% of the net income of FLP. The partners of FLP must at all times not be Non-Residents.

The business of FLP will consist of conducting, and acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature and kind of, or issued by, Focus or any associate or affiliate of Focus or any associate or affiliate thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in any business which involves exploring for or drilling, extracting, gathering, processing, transporting, buying, storing or selling of petroleum, natural gas, natural gas liquids, water, minerals or other related products, power or other forms of energy, and all related businesses and such other businesses as the Board of Directors may determine, and activities ancillary and incidental thereto, whether carried on directly or indirectly or through another person. FLP holds all of the common shares of FET Resources, the NPI, the Notes, the trust units of Focus BC, the notes of Focus BC, the common shares of FET Energy and certain indebtedness of FET Energy, and Class B Units in FET Energy LP.

Capitalized terms referred to in this section and not otherwise defined have the same meaning as set forth in the FLP A Unit and FLP B Unit provisions.

Partnership Units

FLP is authorized to issue an unlimited number of FLP A Units and FLP B Units. The General Partner may, in respect of FLP, also issue at any time units of any class or series or secured and unsecured debt obligations, debt obligations convertible into any class or series of units, or options, warrants, rights, appreciation rights or subscription rights relating to any class or series of units, to the General Partner, to limited partners or any other person who is not a Non-Resident and is not Tax-Exempt. Each unit ranks equally with each other unit of the same class or series and entitles the holder thereof to the same rights and obligations as the holder of any other unit of the same class or series and no limited partner is entitled to any privilege, priority or preference in relation to any other limited partner holding units of the same class or series.

In addition, on a distribution of assets in the event of the liquidation, dissolution or winding-up of FLP, whether voluntary or involuntary, or any other distribution of the assets of FLP among its partners for the purpose of winding-up its affairs: (a) the holders of FLP A Units will be distributed an amount equal to the aggregate of all of the liabilities of Focus and FCT; and (b) the balance of the assets of FLP will be distributed: (i) as to that proportion of such assets equal to the result obtained by dividing the amount of such assets by the sum of the number of FLP B Units and the number of Trust Units, in each case as outstanding on the date of such distribution, in respect of each FLP B Unit outstanding; and (ii) as to the remaining portion of such assets, to the holders of FLP A Units rateably in accordance with the number of FLP A Units held thereby.

FLP A Units

FLP A Units are only permitted to be issued to, and held by, FCT or an affiliate thereof. Holders of FLP A Units are entitled to one vote for each FLP A Unit on any Ordinary LP Resolution or Extraordinary LP Resolution of FLP. A holder of FLP A Units is entitled to receive, and the General Partner shall, subject to applicable law, from time to time pay distributions on each FLP A Unit as the General Partner determines. Such distributions will be paid out of money, assets or property of FLP properly applicable to the payment of distributions or out of authorized but unissued FLP A Units, as applicable.

FLP B Units

FLP issued 10 million FLP B Units to securityholders of Profico who elected to receive and were entitled to receive FLP B Units instead of, or in addition to, Trust Units in consideration for their Profico common shares pursuant to the Profico Arrangement. As of March 15, 2007, there were 9,311,810 FLP B Units issued and outstanding.

The FLP B Units may also be issued in respect of other acquisitions made by FLP from time to time. The General Partner shall ensure, in good faith and in its sole discretion, the economic equivalence of FLP B Units to Trust Units.

The principal terms of FLP B Units are:

(a) FLP B Units are exchangeable for no additional consideration for Trust Units on a one for one basis at the option of the holder in accordance with the terms and conditions of the FLP Limited Partnership Agreement, the FLP Support Agreement and the FLP Voting and Exchange Agreement. See below under "*Information Concerning Focus Limited Partnership – FLP Voting and Exchange Agreement – Exchange Right*";

(b) each FLP B Unit entitles the holder thereof to receive non-interest bearing loans from FLP equal to cash distributions made by Focus on a Trust Unit. See below under "*Information Concerning Focus Limited Partnership – Partnership Units – FLP B Units – Distribution Rights*";

(c) the holder of each FLP B Unit will be entitled to direct the Voting and Exchange Trustee to vote the FLP Special Voting Right at all meetings of Unitholders.

(d) the holders of FLP B Units will not be entitled as such to receive notice of or to attend any meeting of the partners of FLP or to vote at any such meeting. However, holders of FLP B Units will be entitled to vote separately as a class in respect of proposals to add to, change or remove any right, privilege, restriction or condition attaching to FLP B Units or in respect of any other amendment to the applicable partnership agreement which will have an adverse impact on the holders of such FLP B Units. See below under "*Information Concerning Focus Limited Partnership – Partnership Units – FLP B Units – Voting Rights*";

(e) FLP B Units will not be transferable except as set out below under "*Information Concerning Focus Limited Partnership – Partnership Units – FLP B Units – Transfer of FLP B Units*"; and

(f) FLP will be entitled to acquire all of FLP B Units in exchange for Trust Units in certain specified circumstances, including there being outstanding fewer than 1,000,000 FLP B Units or in the event of certain transactions which may involve a change of control of Focus. See below under "*Information Concerning Focus Limited Partnership – Partnership Units – FLP B Units – Redemption Right*".

The exchange, voting and distribution rights associated with FLP B Units and the associated FLP Special Voting Right as described below in greater detail are subject to standard anti dilution provisions.

Distribution Rights

Holders of FLP B Units are entitled to receive, and FLP will, subject to applicable law, on each date on which Focus declares a distribution on Trust Units, make a loan in respect of each FLP B Unit:

(a) in the case of a cash distribution declared on Trust Units, in an amount in cash for each FLP B Unit equal to the cash distribution declared on each Trust Unit; or

(b) in the case of a distribution declared on Trust Units in property other than cash or Trust Units, in such type and amount of property for each FLP B Unit as is the same as, or economically equivalent to, the type and amount of property declared as a distribution on each Trust Unit.

Any amount or value of property loaned in respect of FLP B Units pursuant to these distribution entitlements will not constitute a distribution of profits or other compensation by way of income in respect of such FLP B Units but rather will constitute a non-interest bearing loan of the amount thereof, or in the case of property, the fair market value thereof as determined in good faith by the Board of Directors as of the date of such loan, to the holder of FLP B Units receiving the same, which loan will be repayable by such holder to FLP on the earlier of: (a) January 1 of the calendar year next following the loan; (b) the 5th business day preceding any Insolvency Event; (c) the business day prior to the redemption of FLP B Units in respect of which the loans were made (pursuant to the Retraction Right or any redemption by FLP); (d) the business day prior to the purchase of FLP B Units in respect of which the loan was made pursuant to the Liquidation Call Right; and (e) the business day prior to any other

transfer of FLP B Units in respect of which the loan was made. On the date on which the loan is repayable as determined in the immediately preceding sentence, FLP will make a distribution in respect of each FLP B Unit equal to the amount of the loan outstanding in respect thereof. FLP will set off and apply the amount of any such distribution against the obligations of any holder of FLP B Units under any loan outstanding in respect thereof and each holder of FLP B Units will have the right to set off and apply any amount owed by such holder of FLP B Units under any loan outstanding in respect thereof against the amount of any such distribution.

Transfer of FLP B Units

No holder of FLP B Units may sell, assign, encumber, grant a security interest in, cause FLP to redeem or otherwise dispose of or transfer (or permit any of the foregoing to occur), whether voluntarily or involuntarily or otherwise, its FLP B Units, except in accordance with operation of law or with respect to a re-registration of certificates evidencing FLP B Units that does not involve a change in beneficial ownership.

Retraction Right

Pursuant to the Retraction Right, holders of FLP B Units will be entitled at any time after January 1, 2007 and prior to January 8, 2017 to require FLP to redeem any or all of FLP B Units held by such holder for the Retraction Price, which shall be satisfied by FLP causing to be delivered to such holder the FLP B Unit Consideration representing the Retraction Price.

Holders of FLP B Units may effect such exchange by presenting a certificate or certificates to the General Partner or the transfer agent as may be specified by FLP representing the number of FLP B Units the holder desires to have FLP redeem together with such other documents as may be required to effect the transfer of FLP B Units under the FLP Limited Partnership Agreement and such additional documents and instruments as the transfer agent for FLP B Units and the General Partner may reasonably require to effect the exchange together with a duly completed Retraction Request.

FLP will thereafter cause the FLP B Unit Consideration to be delivered to the holder of FLP B Units. For greater clarity, the FLP B Unit Consideration will consist, in part, of one Trust Unit for each FLP B Unit redeemed.

Liquidation Right

Subject to the Liquidation Call Right of FCT described below, in the event of the liquidation, dissolution or winding-up of FLP, whether voluntary or involuntary, or any other distribution of the assets of FLP among its partners for the purpose of winding-up its affairs, a holder of FLP B Units will be entitled, subject to applicable law, to receive from the assets of FLP, in respect of each such FLP B Unit held on the Liquidation Date, the Liquidation Amount, which shall be satisfied by FLP causing to be delivered to such holder the FLP B Unit Consideration representing the Liquidation Amount. For greater clarity, the FLP B Unit Consideration will consist, in part, of one Trust Unit for each FLP B Unit.

Liquidation Call Right

Upon the occurrence of an event as described above under "*Liquidation Right*", pursuant to the Liquidation Call Right, FCT will have the overriding right to purchase from all but not less than all of the holders (other than Focus and its affiliates) of FLP B Units on the Liquidation Date all but not less than all of such holders' FLP B Units for the Liquidation Amount and, upon the exercise of this right, the holders thereof will be obligated to sell such FLP B Units to FCT. For the purposes of completing the purchase of FLP B Units pursuant to the Liquidation Call Right, FCT will deposit or cause to be deposited with the transfer agent for such FLP B Units, on or before the Liquidation Date, the FLP B Unit Consideration representing the Liquidation Amount. Upon the surrender to the transfer agent by a holder of such FLP B Units of its certificate(s) representing FLP B Units, together with such other documents and instruments as may be required to effect a transfer of FLP B Units pursuant to the FLP Limited Partnership Agreement, the transfer agent will deliver the FLP B Unit Consideration to which such holder is entitled. For greater clarity, the FLP B Unit Consideration will consist, in part, of one Trust Unit for each FLP B Unit subject to the Liquidation Call Right.

Redemption Right

Subject to applicable law, FLP shall, on the Redemption Date, redeem all but not less than all of the then outstanding FLP B Units for the Redemption Price. Payment of the total Redemption Price shall be made by delivery of the FLP B Unit Consideration representing the total Redemption Price to each holder of FLP B Units. For greater clarity, the FLP B Unit Consideration will consist, in part, of one Trust Unit for each FLP B Unit redeemed.

For the purposes of the FLP B Unit provisions, "**Redemption Date**" means the date, if any, established by the Board of Directors for the redemption by FLP of all but not less than all of the outstanding FLP B Units (other than FLP B Units held by Focus or its affiliates), pursuant to the Redemption Right, which date shall be no earlier than January 8, 2017, unless:

(a) there are less than 1.0 million FLP B Units outstanding (other than FLP B Units held by Focus or its affiliates), such numbers to be adjusted as determined by the Board of Directors, in good faith and in its sole discretion, to give effect to any subdivision, consolidation or distribution in specie of FLP B Units, any issue or distribution of rights, options or warrants to acquire FLP B Units (or securities exchangeable for or convertible into or carrying rights to acquire FLP B Units), any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting FLP B Units, in which case the Redemption Date shall be the business day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of FLP B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(b) a Trust Control Transaction occurs in respect of FLP, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of FLP B Units, in connection with such a Control Transaction and that the redemption of all but not less than all of the outstanding FLP B Units, is necessary to enable the completion of such Control Transaction in accordance with its terms, the redemption date shall be the business day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of FLP B Units and to the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(c) a Change of Law occurs, in which case the redemption date shall be the business day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of FLP B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(d) a Class B Unit Voting Event is proposed, in which case, provided that the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the FLP B Unit Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, the redemption date shall be the business day prior to the record date for any meeting or vote of the holders of FLP B Units, to consider the FLP B Unit Voting Event and the Board of Directors shall give such number of days' prior written notice of such redemption to the registered holders of FLP B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances; or

(e) an Exempt Class B Unit Voting Event is proposed and the holders of FLP B Units fail to take the necessary action at a meeting or other vote of holders of FLP B Units, to approve or disapprove, as applicable, the Exempt FLP B Unit Voting Event, in which case the redemption date shall be the business day following the day on which the holders of FLP B Units fail to take such action,

(f) provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b) or (c) above to any of such holders of FLP B Units shall not affect the validity of any such redemption.

In the case of paragraph (a) above, FLP will, at least 30 days before any such Redemption Date, send or cause to be sent to each holder of FLP B Units a notice in writing of the redemption by FLP of FLP B Units held by such holder.

Automatic Redemption

Holders of FLP B Units are obligated to notify FLP of any event or circumstance which would result in such holder becoming or being deemed to become a Non-Resident, as soon as practicable and, in any event, at least 30 days prior to the anticipated Change of Residency Date. On and as of the fifth business day prior to the Change of Residency Date in respect of a holder of FLP B Units, all but not less than all of such holder's FLP B Units will be and be deemed to be transferred to FLP for the Automatic Redemption Price per FLP B Unit, which shall be satisfied by FLP depositing or causing to be deposited with the transfer agent for such FLP B Units the FLP B Unit Consideration representing the Automatic Redemption Price. Upon the surrender to the transfer agent by a holder of such FLP B Units of its certificate(s) representing FLP B Units, together with such other documents and instruments as may be required to effect a transfer of FLP B Units pursuant to the FLP Limited Partnership Agreement, the transfer agent will deliver the FLP B Unit Consideration to which such holder is entitled.

For greater clarity, the Class B Unit Consideration will consist, in part, of one Trust Unit for each FLP B Unit subject to the Automatic Redemption.

FLP Limited Partnership Agreement

Voting Rights

The holders of FLP B Units will not be entitled as such to receive notice of or to attend any meeting of the partners of FLP or to vote at any such meeting. Notwithstanding the foregoing, holders of FLP B Units will be entitled to vote separately as a class in respect of certain amendments to the FLP Limited Partnership Agreement. See "*Amendment and Approval*" below. On every vote taken at every such meeting each holder of FLP B Units shall be entitled to one vote in respect of each FLP B Unit held by such holder.

Pursuant to the Focus Trust Indenture, FLP Special Voting Rights have been issued in conjunction with FLP B Units issued. Each FLP Special Voting Right will entitle the holder thereof to receive notice of or to attend any meeting of the Unitholders of Focus and to vote at any such meeting. Pursuant to the FLP Voting and Exchange Agreement, each of the holders of FLP B Units will be entitled to instruct the Voting and Exchange Trustee to vote the FLP Special Voting Right in respect of the number of Trust Units into which its FLP B Units are exchangeable. The FLP Special Voting Right issued to the Voting and Exchange Trustee by Focus entitles the holders of FLP B Units to one vote at meetings of Unitholders for each FLP B Unit, but will have none of the other rights attached to Trust Units. See "*Information Concerning Focus Limited Partnership – FLP Voting and Exchange Agreement – Voting Rights*".

Amendment and Approval

Amendments to the FLP Limited Partnership Agreement may be proposed by the General Partner and, subject to the following limitations, will be deemed to be effective if approved by the General Partner:

(a) the amendment provisions themselves may not be amended without the unanimous consent of the holders of the limited partnership units of FLP;

(b) no amendment shall be made to the FLP Limited Partnership Agreement which would have the effect of, among other things: (i) preventing the loans or distributions to the holders of FLP B Units or adversely affecting the rights of the holders of FLP B Units under the FLP Support Agreement; (ii) changing the provision in the FLP Limited Partnership Agreement requiring that the business of FLP be conducted solely through its investment in Profico and/or other investments in one or more of Focus, FCT or affiliates thereof; (iii) changing the liability of a limited partner; (iv) allowing any limited partner to exercise control over the business of FLP; (v) changing the right of a limited partner to vote on resolutions; or (vi) changing FLP from a limited partnership to a general partnership, without such amendment being passed by an Extraordinary LP Resolution;

(c) no amendment shall be made to the FLP Limited Partnership Agreement which would have the effect of adding, changing or removing any right, privilege, restriction or condition attaching to FLP B Units, or which would have an adverse impact on the holders of FLP B Units unless such amendment is approved by a class vote of 66⅔% of the holders of FLP B Units; and

(d) no amendment shall be made which would have the effect of adversely affecting the rights and obligations of the General Partner becoming effective before 45 days after the resolution approving such amendment.

Partners must be notified of the full details of any amendments to the FLP Limited Partnership Agreement within 30 days of the effective date of the amendment.

FLP Voting and Exchange Agreement

Capitalized terms referred to in this section and not otherwise defined have the same meaning as set forth in the FLP Voting and Exchange Agreement.

Voting Rights

In accordance with the FLP Voting and Exchange Agreement, Focus has issued the FLP Special Voting Right to the Voting and Exchange Trustee, for the benefit of the holders (other than Focus and its affiliates) of FLP B Units. The Special Voting Right carries a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units into which FLP B Units are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Right will be exercisable in the same manner as set forth above.

Each holder of FLP B Units on the record date for any meeting at which Unitholders are entitled to vote is entitled to instruct the Voting and Exchange Trustee to exercise that number of votes attached to the Special Voting Right which relate to FLP B Units held by such holder. The Voting and Exchange Trustee will exercise each vote attached to the Special Voting Right only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trustee sends to the holders of FLP B Units the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trustee to exercise the votes attaching to the Special Voting Right, at the same time as Focus sends such notice and materials to Trust Unitholders. The Voting and Exchange Trustee also sends to the holders of FLP B Units copies of all information statements, interim and annual financial statements, reports and other materials sent by Focus to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trustee by Focus, the Voting and Exchange Trustee also sends to the holders of FLP B Units all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of FLP B Units to exercise votes attached to the Special Voting Right will cease and be terminated immediately upon: (a) the delivery to the Voting and Exchange Trustee of the certificates representing such FLP B Units in connection with the exercise by that holder of the Exchange Right (unless Focus shall not have delivered the FLP B Unit Consideration in exchange therefor); (b) the occurrence of the automatic exchange of FLP B Units for Trust Units pursuant to the Automatic Exchange Right; (c) the redemption of FLP B Units pursuant to FLP B Units provisions or upon the effective date of the liquidation, dissolution or winding-up of FLP pursuant FLP B Units provisions; (d) the automatic redemption of FLP B Units pursuant to FLP B Units provisions; (e) the purchase of FLP B Units from the holder by FLP; or (f) the purchase of FLP B Units from the holder by FCT pursuant to the Liquidation Call Right pursuant to FLP B Units provisions.

With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of FLP B Units, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the General Partner, on behalf of FLP, is of the opinion that such amendments are not prejudicial to the interests of the holders of FLP B Units), the FLP Voting and Exchange Agreement may not be amended without the approval of the holders of FLP B Units.

Exchange Right

Pursuant to the Exchange Right granted in the FLP Voting and Exchange Agreement, upon the occurrence and during the continuance of an Insolvency Event, the Voting and Exchange Trustee on behalf of the holders of FLP B Units, has the right to require Focus to purchase any or all of the applicable FLP B Units held by such holders and the Automatic Exchange Rights for: (a) an amount per FLP B Unit equal to the FLP B Unit Price on the last business day prior to the day of closing of the purchase

and sale of such FLP B Units pursuant to the Exchange Right; and (b) the assumption by Focus of any Partnership Loan Indebtedness in respect of such FLP B Unit. The FLP B Unit Price may be satisfied only by Focus delivering to the Voting and Exchange Trustee, on behalf of the holders of FLP B Units, the FLP B Unit Consideration representing the FLP B Unit Price. For greater clarity, the FLP B Unit Consideration will consist, in part, of one Trust Unit for each FLP B Unit subject to the Exchange Right.

Exchange Right Subsequent to Retraction

Where a holder of FLP B Units has elected to exercise its Retraction Right in respect of any or all of its FLP B Units, and FLP notifies such holder that it is unable to redeem all such securities as a result of applicable law, the Retraction Request will be deemed to constitute notice from the holder to the Voting and Exchange Trustee instructing the Voting and Exchange Trustee to exercise the Exchange Right.

Automatic Exchange Right

Pursuant to the Automatic Exchange Right granted in the FLP Voting and Exchange Agreement, Focus must give the Voting and Exchange Trustee written notice of a Liquidation Event in the following manner:

(a) in the event of any determination by Focus of Focus to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Focus or to effect any other distribution of assets of Focus among the Unitholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(b) promptly following the earlier of (i) receipt by Focus of notice of, and (ii) Focus otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Focus or to effect any other distribution of assets of Focus among the Unitholders for the purpose of winding-up its affairs, in each case where Focus has failed to contest in good faith any such proceeding commenced in respect of Focus within 30 days of becoming aware thereof.

Following receipt of such notice of a Liquidation Event, the Voting and Exchange Trustee will give notice, in the form provided by Focus, to the holders of FLP B Units describing the Automatic Exchange Right. Immediately prior to the effective time of the Liquidation Event, and in order to enable the holders of FLP B Units to participate on a pro rata basis with the holders of Trust Units in the distribution of Focus' assets in connection with a Liquidation Event, Focus will exchange FLP B Units for Trust Units based upon the FLP B Unit Price applicable at that time, which for greater certainty will be on a one-for-one basis.

FLP Support Agreement

Capitalized terms referred to herein and not otherwise defined have the same meaning as set forth in the FLP Support Agreement.

The FLP Support Obligation

Under the FLP Support Agreement, so long as any FLP B Units not owned by Focus or its affiliates are outstanding, Focus will, among other things:

(a) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit FLP, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price, the Redemption Price or the Automatic Redemption Price in respect of each of its issued and outstanding FLP B Units (other than FLP B Units owned by Focus or its affiliates) upon its liquidation, dissolution or winding-up or any other distribution of its assets among its partners for the purpose of winding-up its affairs, the delivery of a Retraction Request by a holder of FLP B Units, or a redemption of FLP B Units by FLP; and

(b) not (and will ensure that each of FCT and its affiliates does not) exercise its vote as a partner to initiate the voluntary liquidation, dissolution or winding-up of FLP or any other distribution of the assets of FLP among its partners for the purpose of winding-up its affairs nor take any action or omit to take any action that is designed

to result in the liquidation, dissolution or winding-up of FLP or any other distribution of the assets of FLP among its partners for the purpose of winding-up its affairs.

The FLP Support Agreement also provides that so long as any FLP B Units not owned by Focus or its affiliates are outstanding, Focus will not, without prior approval of FLP and the holders of FLP B Units:

(c) issue or distribute Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) in lieu of receiving cash distributions, or pursuant to any distribution reinvestment plan; or

(d) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(e) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units: (i) securities of Focus of any class other than Trust Units (other than securities exchangeable for or convertible into or carrying rights to acquire Trust Units); (ii) rights, options or warrants other than those referred to in paragraph (b) above; (iii) evidences of indebtedness of Focus; or (iv) other assets of Focus,

unless the economic equivalent on a per FLP B Unit basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or loaned simultaneously to the holders of FLP B Units.

In addition, Focus may not without the prior approval of FLP and the holders of FLP B Units: (i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units: (ii) reduce, combine, consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or (iii) reclassify or otherwise change Trust Units or effect a merger, reorganization or other transaction affecting Trust Units unless the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, FLP B Units.

In the event that a tender offer, share exchange offer, issuer bid, take over bid or similar transaction with respect to Trust Units is proposed by Focus or is proposed to Focus or the Unitholders and is recommended by Focus, or the Board of Directors on its behalf, or is otherwise effected or to be effected with the consent or approval of Focus, or the Board of Directors on its behalf, and FLP B Units are not redeemed by FLP, Focus will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of FLP B Units (other than Focus or its affiliates) to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The FLP Support Agreement also provides that, as long as any outstanding FLP B Units are owned by any person other than Focus or any of its affiliates, Focus will, unless approval to do otherwise is obtained from FLP and from the holders of FLP B Units pursuant to FLP B Units provisions, remain the direct or indirect beneficial owner of all issued and outstanding voting interests in the capital of FLP, the General Partner and FCT, provided that Focus will not be in violation of this obligation if any person or group of persons acquires all or substantially all of the assets of Focus or Trust Units pursuant to any merger of Focus pursuant to which Focus is not the surviving entity. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of FLP B Units, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the Board of Directors is of the opinion that such amendments are not prejudicial to the interests of the holders of FLP B Units), the FLP Support Agreement may not be amended or modified except by an agreement in writing executed by FLP, the General Partner, FCT and Focus and approved by the holders of FLP B Units pursuant to FLP B Units provisions.

Under the FLP Support Agreement, each of Focus, FCT and, in respect of FLP B Units, FLP have agreed to not, and will cause its affiliates not to, exercise any voting rights attached to FLP B Units held by it or by its affiliates on any matter considered at meetings of holders of FLP B Units (including any approval sought from such holders in respect of matters arising under the FLP Support Agreement).

Upon notice from FLP or FCT of any event that requires FLP or FCT to cause to be delivered Trust Units to any holder of FLP B Units, Focus shall forthwith issue and deliver the requisite number of Trust Units to be received by, and issued to or to the order of, the former holder of the surrendered FLP B Units as FLP or FCT shall direct. All such Trust Units shall be duly authorized, validly issued and fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

Qualification of Trust Units

Focus has agreed to make such filings and seek such regulatory consents and approvals as are necessary so that Trust Units issuable upon the exchange of FLP B Units will be issued in compliance with applicable laws in Canada and may be traded freely on the TSX or such other exchange on which Trust Units may be listed, quoted or posted for trading from time to time.

Actions by the General Partner under the FLP Support Agreement and the FLP Voting and Exchange Agreement

The General Partner, on behalf of FLP, will take all such actions and do all such things as are necessary or advisable to perform and comply with all provisions of the FLP Support Agreement and the FLP Voting and Exchange Agreement applicable to FLP.

Non-Resident and Tax-Exempt Holders

FLP B Units will not be issued or transferable to persons who are Non-Residents or who are Tax-Exempt. To the extent a holder of FLP B Units changes residence and becomes a Non-Resident, FCT will be entitled to require the exchange of such FLP B Units for Trust Units. See above under "*FLP B Units – Automatic Redemption*". The obligation of FCT to deliver Trust Units to a Non-Resident holder in respect of the exchange of such holder's FLP B Units may in certain circumstances be satisfied by delivering such Trust Units to the transfer agent who shall sell such Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

CASH DISTRIBUTIONS AND DISTRIBUTION POLICY

The following is a summary of the distributions paid by Focus from January 2004 to December 31, 2006.

For the 2004 Period Ended	Distributions per Unit	Payment Date
January 31	$0.14	February 16, 2004
February 29	$0.14	March 15, 2004
March 31	$0.14	April 15, 2004
April 30	$0.15	May 17, 2004
May 31	$0.15	June 15, 2004
June 30	$0.15	July 15, 2004
July 31	$0.15	August 16, 2004
August 31	$0.15	September 15, 2004
September 30	$0.15	October 15, 2004
October 31	$0.16	November 15, 2004
November 30	$0.16	December 15, 2004
December 31	$0.16	January 17, 2005
Total:	**$1.80**	

For the 2005 Period Ended	Distributions per Unit	Payment Date
January 31	$0.16	February 15, 2005
February 28	$0.16	March 15, 2005
March 31	$0.16	April 15, 2005
April 30	$0.16	May 15, 2005
May 31	$0.16	June 15, 2005
June 30	$0.16	July 15, 2005
July 31	$0.16	August 15, 2005
August 31	$0.18	September 15, 2005
September 30	$0.18	October 17, 2005
October 31	$0.18	November 15, 2005
November 30	$0.18	December 15, 2005
December 31	$0.18	January 16, 2006
Total:	**$2.02**	

For the 2006 Period Ended	Distributions per Unit	Payment Date
January 31	$0.19	February 15, 2006
February 28	$0.19	March 15, 2006
March 31	$0.19	April 17, 2006
April 30	$0.19	May 15, 2006
May 31	$0.19	June 15, 2006
June 30	$0.19	July 17, 2006
July 31	$0.16	August 15, 2006
August 31	$0.16	September 15, 2006
September 30	$0.16	October 16, 2006
October 31	$0.16	November 15, 2006
November 30	$0.16	December 15, 2006
December 31	$0.16	January 15, 2007
Total:	**$2.10**	

Cash distributions are made on the 15th day (or if such date is not a business day, on the next business day) following the end of each calendar month to Unitholders of record on the last business day of each such calendar month or such other date as determined from time to time by the Trustee.

The Board of Directors on our behalf review the distribution policy from time to time. The current distribution policy incorporates the withholding of approximately 35-45 percent of cash flow generated for the financing of capital expenditures in order to provide sustainable distributions in the long-term. Depending upon commodity prices and the size of the capital budget, FET Resources Ltd. estimates that 35-45 percent of the cash available for distribution will fund a significant portion of our annual capital expenditure program, including exploration, exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

Distributions are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices. During periods of volatile commodity prices, we may vary the distribution rate monthly.

Pursuant to the provisions of the Trust Indenture all taxable income earned by the Trust in a fiscal year, not previously distributed in that fiscal year, must be distributed to Unitholders of record on December 31. This excess income, if any, will be allocated to Unitholders of record at December 31 but the right to receive this income, if the amount is not determined and declared payable at December 31, will trade with the Trust Units until determined and declared payable in accordance with the rules of the Toronto Stock Exchange. To the extent that a Unitholder trades Trust Units in this period they will be allocated such income but will dispose of their right to receive such distribution.

MARKET FOR SECURITIES

The Trust Units are listed for trading on the TSX under the symbol "FET.UN". The Exchangeable Shares were listed for trading on the TSX under the symbol "FTX" until January 16, 2007 when they were delisted after they had been redeemed.

The following table sets forth the high and low closing trading prices and the aggregate volume of trading of the Trust Units as reported by the TSX for the periods indicated.

	Price Range		
	High ($)	Low ($)	Volume
2006			
January	25.87	23.75	1,814,486
February	25.13	19.76	2,484,152
March	23.76	21.51	3,185,536
April	26.25	23.01	2,631,548
May	25.70	22.25	4,403,119
June	23.95	20.27	5,856,538
July	24.99	22.00	10,715,002
August	25.09	23.59	3,811,546
September	24.55	20.85	3,385,719
October	24.30	19.70	5,355,415
November	21.42	17.09	8,853,177
December	19.30	18.03	3,735,449
2007			
January	18.42	17.05	5,071,335
February	19.00	17.40	4,519,105
March (1 to 21)	17.48	16.00	2,552,277

The following table sets forth the high and low closing trading prices and the aggregate volume of trading of the Exchangeable Shares as reported by the TSX for the periods indicated.

	Price Range		
	High ($)	Low ($)	Volume
2006			
January	35.50	33.50	11,600
February	34.60	28.85	12,000
March	32.75	30.50	3,800
April	36.50	32.85	3,980
May	36.00	32.55	2,430
June	33.75	30.00	4,995
July	35.50	31.80	2,500
August	35.50	34.00	500
September	34.50	30.50	1,700
October	34.50	39.50	5,700
November	33.50	26.00	3,900
December	28.00	27.50	200
2007			
January (1 to 16)	27.00	26.00	1,000

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Focus are KPMG LLP, Chartered Accountants, Calgary, Alberta.

Valiant Trust Company, at its principal office in Calgary, Alberta and through its co-agent, BNY Trust Company of Canada, at its principal office in Toronto, Ontario is the transfer agent and registrar for the Trust Units and FLP B Units.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust, its Operating Entities and FET Resources. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.

Reserves Estimates

The reserve and recovery information contained in the Paddock Report and the GLJ Report are only estimates and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by Paddock and GLJ.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by FET Resources for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on FET Resources' ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement and will also have an effect on the cash of the Trust receives through its indirect holdings of Operating Entities' Securities, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders. See "*Risk Factors – Proposed Federal Income Tax Considerations*".

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Operating Entities and possible liability to third parties. The Trust and its subsidiaries will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Trust and its subsidiaries may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liability may impair the Trust's ability to satisfy its obligations and pay cash distributions.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in

accordance with industry standards, such reviews do not guarantee or certify that a defect in the change of title may not arise to defeat the claim of FET Resources or its subsidiaries to certain properties. Such circumstances could impair FET Resources' ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of FET Resources, an Operating Entity or their respective assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Trust. Although the Trust has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Trust. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict either the nature of those requirements or the impact on the Trust and its operations and financial condition.

Debt Service

FET Resources and FLP (the "Borrowing Entities") may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by the Borrowing Entities may impair (i) the Borrowing Entities' ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement, in the case of FET Resources or (ii) the amount of funds distributed by FLP pursuant to the FLP A Units. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by FET Resources of its obligations under the Notes or the NPI Agreement. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over substantially all of the assets of the Borrowing Entities. If the Borrowing Entities becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of the Borrowing Entities.

Delay in Cash Distributions

In addition to the usual delays in payment by purchases of oil and natural gas to the operators of the properties, and by the operator to FET Resources or an Operating Entity, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of FET Resources and FET Energy

FET Resources is subject to taxation in each taxation year on its income for the year, after deducting interest paid to FLP pursuant to the Note Indenture and after deducting payments, if any, made to FLP with respect to the NPI Agreement. During the period that Exchangeable Shares issued by FET Resources are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowances or utilization of prior years non-capital losses to reduce taxable income to zero. FET Resources intends to deduct, in computing its income for tax purposes,

the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital costs ("UCC") and non-capital losses carried forward from Storm, if any, plus resource pools and UCC created by capital expenditures of FET Resources. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of FET Resources, then cash taxes would be payable by FET Resources. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against FET Resources, it could materially adversely affect the amount of distributable cash available.

Further, interest on the Notes accrues to FLP for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

FET Energy is also subject to taxation in each year on its income for the year after the applicable deductions. FET Energy intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, UCC, plus resource pools and UCC created by capital expenditures of FET Energy, interest on unsecured Notes paid to FLP, and all other applicable deductions. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of FET Energy, then cash taxes would be payable by FET Energy. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against FET Energy, it could materially adversely affect the amount of distributable cash available.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cash effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Trust will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, the Trust's production levels and reserves will decline.

The Trust's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on the Trust's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Trust's reserves and production will decline over time as reserves are exploited.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

Residual Liabilities

Pursuant to the Arrangement and the Profico Arrangement, the Trust owns, directly or indirectly, all of the assets of Storm and Profico other than the Storm Energy Ltd. assets, which were transferred to Storm Energy Ltd. coincident with the Arrangement becoming effective as well as the assets transferred to Spur pursuant to the Spur Conveyance. Although Storm Energy Ltd. and Spur assumed all of the liabilities relating to the Storm Energy Ltd. assets and Spur Assets, respectively, as the successor entity to Storm and Profico, the Operating Entities retained all other liabilities of Storm and Spur, including liabilities relating to corporate and income tax matters.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically productive and, as a result, cash distributions do not represent a "yield" in the traditional senses as they represent both return of capital and return on investment.

Conflict of Interest

Certain of FET Resources' directors are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in FET Resources. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its ownership of the securities of the Operating Entities and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company, and accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with our obligations and affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of our assets. Pursuant to the Trust Indenture, we will indemnify and hold harmless each Trust Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Trust Unitholder resulting from or arising out of such Trust Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on our behalf must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Personal liability may also arise in respect of claims against us that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. The *Income Trusts Liability Act* (Alberta) came into force on July 1, 2004. The legislation provides that a Trust Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation came into force. This legislation has not yet been challenged in the courts.

Our operations will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against us.

Proposed Federal Income Tax Considerations

On October 31, 2006 the Federal Minister of Finance proposed to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders (the "October 31 Proposals"). On December 21, 2006 the Federal Minister of Finance released draft legislation to implement the October 31 Proposals pursuant to which, commencing January 1, 2011 (provided the Trust only experiences "normal growth" and no "undue expansion" before then) certain distributions from us which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Assuming the October 31 Proposals are ultimately enacted in their form, the implementation of such legislation would be expected to result in adverse tax consequences to us and certain Unitholders (including most particularly Unitholders that are tax deferred or Non-Residents of Canada) and may impact cash distributions from us.

Management believes that the October 31 Proposals may reduce the value of the Trust Units, which would be expected to increase the cost to the Trust of raising capital in the public capital markets. In addition management believes that the October 31 Proposals are expected to: (a) substantially eliminate the competitive advantage that the Trust and other Canadian energy trusts enjoy relative to their corporate peers in raising capital in a tax-efficient manner; and (b) place the Trust and other Canadian energy trusts at a competitive disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity level taxation. The October 31 Proposals are also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may become more difficult for us to compete effectively for acquisition opportunities. There can be no assurance that we will be able to reorganize our legal and tax structure to substantially mitigate the expected impact of the October 31 Proposals.

Further, the proposals provide that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being "revisited", presumably with the loss of the benefit to us of that transitional period. As a result, the adverse tax consequences resulting from the proposals could be realized sooner than January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a "specified investment flow-through's" ("SIFT") market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT's issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units). Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

(a) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

(b) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(c) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

While these guidelines are such that it is unlikely they would affect our ability to raise the capital required to maintain and grow our existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and our ability to undertake more significant acquisitions.

It is not known at this time when the October 31 Proposals will be enacted by Parliament, if at all, or whether the October 31 Proposals will be enacted in the form currently proposed or new proposals will be proposed or enacted. See "*Risk Factors – Changes in Legislation*".

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings or regulatory actions which the Trust or any Subsidiary of the Trust is a party or of which any of their property is subject which are material to the Trust and the Trust is not aware of any such proceedings that are contemplated or pending.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Trust, any unitholder who beneficially owns more than 10 percent of the outstanding units, or any known associate or affiliate of such persons, in any transaction within the last fiscal year and in any proposed transaction which has materially affected or would materially affect the Trust, except for the Profico Acquisition which resulted in Clayton H. Woitas, a director of FET Resources subsequent to the Profico Acquisition,

beneficially owning, directly or indirectly, or exercising control or direction over Trust Units and FLP B Units carrying 10.4% (8,178,786 Trust Units and FLP units) of the voting rights.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by us within the most recently completed financial year, or before the most recently completed financial year but are still material and are still in effect, are the following:

(a) the Trust Indenture;

(b) the FCT Trust Indenture;

(c) the Unsecured Notes of FCT held by the Trust;

(d) FLP Limited Partnership Agreement;

(e) FLP B Unit Provisions, the FLP Support Agreement and FLP Voting and Exchange Agreement;

(f) the Note Indenture creating the Notes;

(g) the NPI; and

(h) the Trust Unit Rights Incentive Plan.

Copies of each of these documents have been filed on SEDAR at *www.sedar.com*.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Trust during, or related to, the Trust's most recently completed financial year other than Paddock Lindstrom & Associates Ltd. and GLJ Petroleum Consultants Ltd., the Trust's independent engineering evaluators and KPMG LLP, the Trust's auditors.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to Focus may be found on SEDAR at *www.sedar.com*. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities and interests of insiders in material transactions, where applicable, is contained in the Information Circular of the Trust dated March 15, 2007. Additional financial information is provided in Focus' financial statements for the year ended December 31, 2006.

The Trust shall provide to any person, upon request to the Chief Financial Officer of FET Resources:

1. when the securities of the Trust are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus:

    (a) one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(b) one copy of the comparative financial statements of Focus for its most recently completed fiscal period for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Trust that have been filed, if any, for any period after the end of its most recently completed financial year;

(c) one copy of the Information Circular of the Trust in respect of its most recent annual and special meeting of Unitholders; and

(d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and which are not required to be provided under items (a) to (c) above; or

2. at any other time, one copy of any documents referred to in items (1)(a), (b) and (c) above, provided that the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

For additional copies of this Annual Information Form and the materials listed in the preceding paragraphs, please contact:

Focus Energy Trust
Suite 3300, 205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Phone: (403) 781-8409
Fax: (403) 781-8408

SCHEDULE A – BOARD OF DIRECTORS COMMITTEE MANDATES

Audit Committee

MANDATE & TERMS OF REFERENCE OF THE AUDIT COMMITTEE

Role and Objective

The Audit Committee (the "Committee") is a committee of the Board of Directors of FET Resources Ltd. ("FET") to which the board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for board of director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The objectives of the Committee, with respect to FET and Focus Energy Trust (the "Trust") (hereinafter collectively referred to as "Focus"), are as follows:

1. To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of Focus and related matters;

2. To provide better communication between directors and external auditors;

3. To enhance the external auditor's independence;

4. To increase the credibility and objectivity of financial reports; and

5. To strengthen the role of the outside directors by facilitating in-depth discussions between directors on the Committee, management and external auditors.

Membership of Committee

1. The Committee shall be comprised of at least three (3) directors of FET, none of whom are members of management of FET and "independent" (as such term is used in Multilateral Instrument 52–110 – Audit Committee ("MI 52–110")).

2. The Board of Directors shall have the power to appoint the Committee Chairman.

3. All of the members of the Committee shall be "financially literate". The Board of Directors of FET has adopted the definition for "financial literacy" used in MI 52–110.

Meetings

1. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote. In the event of an equal number of votes, the Committee will attempt to access any missing members, or have the matter decided by the full Board of Directors.

2. A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the board.

3. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

4. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the board.

5. The Committee shall meet with the external auditor at least quarterly and at such other times as the external auditor and the Committee consider appropriate.

6. A representative of the Committee shall meet with the external reserve evaluators in conjunction with the Reserves Committee at least once per year (in connection with the preparation of the year end reserves).

Mandate and Responsibilities of Committee

1. It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting.

2. It is the responsibility of the Committee to satisfy itself on behalf of the board with respect to the adequacy and effectiveness of Focus's Internal Control Systems.

3. It is a primary responsibility of the Committee to review the annual financial statements of Focus prior to their submission to the Board of Directors for approval. The process should include but not be limited to:

   - reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial statements;
   - reviewing significant accruals, reserves or other estimates such as the cost impairment calculation;
   - reviewing accounting treatment of unusual or non-recurring transactions;
   - reviewing the Trust's status as a "mutual fund trust" under the *Income Tax Act* (Canada).
   - ascertaining compliance with covenants under loan agreements and Trust Indenture;
   - reviewing adequacy of the reclamation fund;
   - reviewing disclosure requirements for commitments and contingencies;
   - reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
   - reviewing unresolved differences between management and the external auditors; and
   - obtain explanations of significant variances with comparative reporting periods.

4. The Committee is to review the financial statements, prospectuses, management discussion and analysis (MD&A), annual information forms (AIF) and all public disclosure containing audited or unaudited financial information before release and prior to board approval. The Committee must be satisfied that adequate procedures are in place for the review of Focus' disclosure of all other financial information and shall periodically access the accuracy of those procedures.

5. With respect to the appointment of external auditors by the board, the Committee shall:

   - recommend to the board the appointment of external auditors;
   - recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and confirmation that the external auditors shall report directly to the Committee;
   - when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

- review and approve any non-audit services to be provided by the external auditors' firm and consider the impact on the independence of the auditors.

6. Review with external auditors (and internal auditor if one is appointed by Focus) their assessment of the internal controls of Focus, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Focus and its subsidiaries.

7. The Committee will pre–approve all non–audit services to be provided to Focus or its subsidiaries by the external auditors. The Committee may delegate to one or more members the authority to pre–approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

8. The Committee shall review risk management policies and procedures of Focus

9. The Committee shall establish a procedure for:

   - the receipt, retention and treatment of complaints received by Focus regarding accounting, internal accounting controls or auditing matters; and

   - the confidential, anonymous submission by employees of Focus of concerns regarding questionable accounting or auditing matters.

10. The Committee shall have the authority to investigate any financial activity of Focus. All employees of FET are to cooperate as requested by the Committee.

11. The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of Focus without any further approval of the board.

Charter of the Reserves Committee of the Board of Directors

RESERVES COMMITTEE PURPOSE

The Reserves Committee (the "Committee") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its responsibility for the stewardship of Focus Energy Trust (the "Trust") and FET Resources Ltd. (the "Corporation") in overseeing the business and affairs of the Corporation. The Committee's primary duties and responsibilities are to assume responsibility for assisting the Board in respect of annual independent review of the Trust's petroleum and natural gas reserves and reporting to the Board in respect thereof.

RESERVES COMMITTEE COMPOSITION, PROCEDURES AND ORGANIZATION

The Committee shall consist of at least two directors as determined by the Board, the majority of whom shall be independent (as required by National Instrument 51-101). Committee members shall also meet the independence requirements of the regulatory bodies to which the Corporation may be subject to.

The Board shall appoint the members of the Committee and may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee. The Board shall appoint a member of the Committee as chair of the Committee. If a Committee Chair is not designated by the Board, or is not present at a meeting of the Committee, the members of the Committee may designate a chair by majority vote of the Committee membership. The Secretary of the Corporation, or in his or her absence, an alternative secretary designated by the Committee, shall act as Secretary of the Committee.

The quorum for meetings shall be a majority of the members of the Committee present in person or by telephone or other telecommunications device that permits all persons participating in the meeting to speak and to hear each other.

The Committee shall meet at least annually at such times and at such locations as may be requested by the chair of the Committee and at such times as any member of the Committee may request.

RESERVES COMMITTEE RESPONSIBILITIES AND DUTIES

The overall duties and responsibilities of the Committee shall be as follows:

- in conjunction with the Corporation's senior engineering management, meet with the independent evaluating engineers being considered for appointment to review their qualifications and independence to ensure the independent evaluating engineers being considered for appointment are technically qualified and competent, are independent of management and to establish the terms of their engagement;

- after consultation with the Corporation's senior engineering management, recommend to the Board the appointment of the independent evaluating engineers to assist the Corporation in the annual review of its petroleum and natural gas reserves;

- in consultation with the Corporation's senior engineering management determine the scope of the annual review of the petroleum and natural gas reserves by the independent evaluating engineers, having regard to regulatory reporting requirements;

- review both the procedures for providing petroleum and natural gas reserves information to the independent evaluating engineers and the information used by the independent evaluating engineers to enable the independent evaluating engineers to provide a report that will meet regulatory reporting requirements;

- in consultation with the Corporation's senior engineering management and the independent evaluating engineers:

  - determine whether any restrictions affect the ability of the independent evaluating engineers to report on reserves data without reservations; and

  - review the reserves data and the report of the independent evaluating engineers.

- ensure the disclosure to the public on the Corporation's petroleum and natural gas reserves is in compliance with regulatory requirements;

- review any proposals to change the independent evaluating engineers and/or resolve any differences between the independent evaluating engineers and management;

- meet on an annual basis with the Corporation's senior engineering management and/or the independent evaluating engineers of the Corporation to review and consider the evaluation of the Corporation's petroleum and natural gas reserves;

- meet separately with the independent evaluating engineers and/or senior engineering management when the Committee deems it desirable and advise the Board on the results of such meeting;

- co-ordinate meetings with the Audit Committee of the Corporation, the Corporation's senior engineering management, independent evaluating engineers and auditors as required to address matters of mutual concern in respect of the Corporation's evaluation of petroleum and natural gas reserves;

- review annually the Committee charter and recommend any changes to the Board; and

- to maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

MANDATE & TERMS OF REFERENCE OF THE COMPENSATION COMMITTEE

Role and Objective

The Compensation Committee (the "Committee") is a committee of the Board of Directors of FET Resources Ltd. ("FET") to which the board has delegated its responsibility for oversight of the overall human resources policies and procedures including all compensation matters of FET and Focus Energy Trust (the "Trust") (hereinafter collectively referred to as "Focus"). The objectives of the Committee, with respect to Focus are as follows:

1. To assist the directors in meeting their responsibilities in respect of overall human resources policies and procedures including recruitment, performance management, compensation, benefit programs, resignation/terminations, training and development, succession planning and organizational planning and design.

2. To review all compensation and benefit proposals for the officers of FET and make recommendations to the board.

3. To review all in consultation with the board, undertake an annual performance review with the CEO and review the CEO's appraisal of the performance of the officers of FET.

4. To review all employment contracts and other agreements for employees of FET and make recommendations to the board.

5. To review all compensation plans of Focus including the Trust Unit Rights Incentive Plan and the Executive Bonus Plan.

6. To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee and management.

Membership of Committee

1. The Committee shall be comprised of at least two (2) directors of FET, none of whom are members of management of FET.

2. The Board of Directors shall have the power to appoint the Committee Chairman.

Meetings

1. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

2. A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the board.

3. Meetings of the Committee should be scheduled to take place at least once per year. Minutes of all meetings of the Committee shall be taken. The Chief Executive Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

4. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the board.

Mandate and Responsibilities of Committee

1. It is a primary responsibility of the Committee to all aspects of Focus' human resources policies and procedures. The process should include but not be limited to:

- review overall salary increases for employees of FET and make recommendations to the board.

- review all compensation and benefit proposals for officers of FET and make recommendations to the board.

- in consultation with the board, undertake an annual performance review of the CEO, and review the CEO's appraisal of the officers of FET.

- review all employment contracts and make recommendations to the board.

- review all proposed compensation plans and any amendments to all compensation plans of Focus.

2. The Committee may retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at the expense of Focus without any further approval of the board.

MANDATE & TERMS OF REFERENCE OF THE CORPORATE GOVERNANCE COMMITTEE

Role and Objective

The Corporate Governance Committee (the "Committee") is a committee of the Board of Directors of FET Resources Ltd. ("FET") which has been constituted to assist the board in respect of the development and monitoring of Focus's approach to corporate governance, the nomination of directors for appointment to the board and the appointment of directors to committees of the board. The objectives of the Corporate Governance Committee, with respect to FET and Focus Energy Trust (hereinafter referred to as "Focus"), are as follows:

Membership of Committee

1. The Committee shall be comprised of at least two (2) directors of the Corporation, none of whom are members of management of the Corporation.

2. The Board of Directors shall have the power to appoint the Committee Chairman.

Meetings

1. At all meetings of the Committee every motion shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

2. A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the board.

3. Meetings of the Committee should be scheduled to take place at least once per year.

4. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the board.

Mandate and Responsibilities of Committee

The mandate and responsibilities of the Corporate Governance Committee shall be as set forth below:

1. Develop for approval by the board and periodically review the Corporation's approach to corporate governance matters.

2. Review and recommend to the board for approval reports concerning the Corporation's corporate governance practices as required by the Toronto Stock Exchange and any other regulatory authority.

3. Make recommendations to the board as to which directors should be classified as "related" directors or "unrelated" directors pursuant to any such report.

4. Act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full board meeting, including the performance of management or individual members of management or the performance of the board or individual members of the board. The chairman of the Committee shall be responsible to develop a response to any such concerns.

5. Develop and recommend to the board for approval and periodically review structures and procedures designed to ensure that the board can function independently of management.

6. Periodically review and recommend to the board for approval the remuneration of the directors (including remuneration for serving on a committee of the board) and any other arrangements pursuant to which monies are payable to a director or a party related to a director.

7. Develop for approval by the board and periodically review orientation and education programs for new directors.

8. Develop for approval by the board and periodically review procedures for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of each individual director.

9. Annually review and recommend to the board the appointments to each committee of the board and any changes to the terms of reference of the committees.

10. Review, and report to the full board on matters relating to the nomination of directors and in so doing:

    (a) develop criteria for selection of directors and procedures to identify possible nominees;

    (b) review and assess qualifications of board nominees;

    (c) submit to the board for consideration and decision names of the nominees to be brought forward to the next annual shareholders meeting or to be appointed to fill vacancies in between annual meetings;

    (d) through the chairman of the Committee, approach nominees;

    (e) consider and recommend to the full board appropriate retirement ages of directors;

    (f) determine if any board members' qualifications or credentials since his or her appointment have changed or other circumstances arisen so as to warrant a recommendation that such member resign.

    (g) assess performance or effectiveness of:

    - Board as a whole
    - Board Committees
    - Individual directors

11. Review, and report to the full board, the performance of the CEO on an annual basis.

12. Through outside counsel, maintain a summary of the duties and liabilities of directors and periodically update and provide such summary to the directors.

13. Periodically review and monitor Focus's communication policy with a view to determining whether Focus is communicating effectively with Unitholders, other stakeholders, the investment community and the public generally.

14. Review and consider the engagement at the expense of Focus of professional and other advisors to an individual director(s) when so requested by such directors(s).

15. Review such other matters of a corporate governance nature as may be directed by the board from time to time.

16. Engage or instruct management to engage on behalf of the Corporation such professional and other advisors as the Committee considers appropriate in performing its obligations hereunder.

17. The Committee may retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at the expense of Focus without any further approval of the board.

SCHEDULE B - FORM 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

FORM 51-101F2

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR

Report on Reserves Data

To the Board of Directors of Focus Energy Trust (the "Company"):

1) We have prepared an evaluation of certain of the Company's reserves data as at December 31, 2006. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2) The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society).

3) Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4) The following tables set forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Board of Directors:

			Net Present Value of Future Net Revenue ($ thousands, before income taxes, 10% discount rate)			
Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total
Paddock Lindstrom & Associates Ltd.	January 25, 2007	Canada	-	621,175	-	621,175

5) In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6) We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7) Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

PADDOCK LINDSTROM AND ASSOCIATES, Calgary, Alberta, Canada

"D.L. Paddock"	March 21, 2007
D.L. Paddock, P. Eng.	**Date**

FORM 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

FORM 51-101F2

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR OR AUDITOR

Report on Reserves Data

To the Board of Directors of Focus Energy Trust (the "Company"):

1) We have prepared an evaluation of certain of the Company's reserves data as at December 31, 2006. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2) The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society).

3) Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4) The following table set forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Board of Directors:

			Net Present Value of Future Net Revenue ($ thousands, before income taxes, 10% discount rate)			
Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants Ltd.	January 31, 2007	Canada	-	654,576	-	654,576

5) In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6) We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7) Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

GLJ PETROLEUM CONSULTANTS LTD., Calgary, Alberta, Canada

"John E. Keith"
John E. Keith, P. Eng.
Manager, Engineering

February 6, 2007
Date

SCHEDULE C - FORM 51-101F3 REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

FORM 51-101F3

REPORT OF

MANAGEMENT AND DIRECTORS

ON OIL AND GAS DISCLOSURE

Report of Management and Directors on Reserves Data and Other Information

Management of Focus Energy Trust (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the Board of Directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed the information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

FOCUS ENERGY TRUST, Calgary, Alberta, Canada

"Derek W. Evans"	March 21, 2007
Derek W. Evans, P. Eng.	**Date**
President and Chief Executive Officer	
"Dennis M. Lawrence"	March 21, 2007
Dennis M. Lawrence, P. Eng.	**Date**
Vice President, Engineering	
"Matthew J. Brister"	March 21, 2007
Matthew J. Brister	**Date**
Director	
"Clayton H. Woitas"	March 21, 2007
Clayton H. Woitas	**Date**
Director	

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR APRIL 16, 2007

Calgary, March 15, 2007 — Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution in respect of March production of Cdn. $0.14 per trust unit and limited partnership unit will be paid on April 16, 2007 to unitholders of record on March 31, 2007. The ex-distribution date is March 28, 2007.

In addition, Focus announces that funds received for reinvestment under the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") relating to the distribution payment on April 16, 2007, will be reinvested by issuing trust units from treasury at 95% of the Average Market Price as defined in the Plan. Funds received as Optional Cash Payments under the Plan relating to the distribution payment date of April 16, 2007, will be invested by issuing trust units from treasury at 100% of the Average Market Price as defined in the Plan.

The Plan provides eligible unitholders of Focus trust units the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional trust units. Detailed information about the Plan, including the complete Plan text, authorization forms and Frequently Asked Questions, is available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

82-34761

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES 2006 FINANCIAL & OPERATING RESULTS

CALGARY, March 8, 2007 – Focus Energy Trust ("Focus") (FET.UN – TSX) is pleased to report its 2006 year-end consolidated financial and operating results.

CONSOLIDATED HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,		Year Over Year
(thousands of dollars except where indicated)	**2006**	2005	**2006**	2005	Change
FINANCIAL					
Oil and gas revenues, before transportation system charges and royalties	**98,434**	52,315	**285,639**	191,669	49%
Funds flow from operations (1)	**64,412**	32,350	**181,223**	116,368	56%
Per unit (2) (3)	**$ 0.82**	$ 0.86	**$ 3.09**	$ 3.12	(1%)
Cash distributions per trust unit					
Per unit	**$ 0.48**	$ 0.54	**$ 2.10**	$ 2.02	4%
Payout ratio (per-unit basis)	**59%**	63%	**68%**	65%	3%
Net income	**21,646**	17,858	**72,967**	63,464	15%
Per unit	**$ 0.28**	$ 0.49	**$ 1.26**	$ 1.74	(28%)
Capital expenditures (4)	**26,986**	10,865	**90,406**	43,035	101%
Acquisitions (4)	**45**	(33)	**1,091,339**	10,363	
Long-term debt less working capital	**308,122**	92,518	**308,122**	92,518	233%
Total Trust Units – outstanding (000's)(3)	**78,504**	37,456	**78,504**	37,456	109%
Weighted average Total Trust Units (000's)(5)	**78,453**	37,442	**58,583**	37,344	57%
OPERATIONS					
Average daily production					
Crude oil (bbls/d)	**1,965**	1,714	**1,747**	1,765	(1%)
NGLs (bbls/d)	**706**	762	**728**	777	(6%)
Natural gas (mcf/d)	**113,539**	42,629	**80,544**	44,526	81%
Barrels of oil equivalent (@ 6:1)	**21,594**	9,582	**15,899**	9,963	60%
Average product prices realized, net of transportation system charges (6)					
Crude oil (CDN$/bbl)	**$ 57.51**	$ 59.20	**$ 65.61**	$ 56.61	16%
NGLs (CDN$/bbl)	**$ 53.85**	$ 60.64	**$ 61.52**	$ 57.50	7%
Natural gas (CDN$/mcf)	**$ 7.80**	$ 9.24	**$ 7.37**	$ 7.92	(7%)
Field netback per BOE					
Revenue (6)	**$ 48.09**	$ 56.61	**$ 47.45**	$ 49.97	(5%)
Royalties, net of ARTC	**$ (8.94)**	$ (13.41)	**$ (9.32)**	$ (11.98)	(22%)
Production expenses	**$ (4.04)**	$ (4.61)	**$ (4.17)**	$ (4.11)	1%
Field netback	**$ 35.11**	$ 38.58	**$ 33.96**	$ 33.88	0%
Wells drilled					
Gross	**56**	6	**227**	37	514%
Net	**46.3**	4.8	**190.3**	29.4	547%
Success rate	**100%**	100%	**100%**	100%	-
TRUST UNIT TRADING STATISTICS					
Unit prices					
High	**$ 24.30**	$ 26.74	**$ 25.89**	$ 26.74	
Low	**$ 17.09**	$ 19.72	**$ 17.09**	$ 18.60	
Close	**$ 18.18**	$ 25.72	**$ 18.18**	$ 25.72	(29%)
Daily average trading volume	**288,131**	103,540	**220,668**	100,967	119%

Record Date	Payment Date	Distribution Paid	Taxable Income (Box 26 Other Income)	Tax Deferred Amount (Box 42 Return of Capital)
January 31, 2006	February 15, 2006	$0.19	$0.19	$0.00
February 28, 2006	March 15, 2006	$0.19	$0.19	$0.00
March 31, 2006	April 17, 2006	$0.19	$0.19	$0.00
April 30, 2006	May 15, 2006	$0.19	$0.19	$0.00
May 31, 2006	June 15, 2006	$0.19	$0.19	$0.00
June 30, 2006	July 17, 2006	$0.19	$0.19	$0.00
July 31, 2006	August 15, 2006	$0.16	$0.16	$0.00
August 31, 2006	September 15, 2006	$0.16	$0.16	$0.00
September 30, 2006	October 16, 2006	$0.16	$0.16	$0.00
October 31, 2006	November 15, 2006	$0.16	$0.16	$0.00
November 30, 2006	December 15, 2006	$0.16	$0.16	$0.00
December 31, 2006	January 15, 2007	$0.16	$0.16	$0.00
	Total	**$2.10**	**$2.10**	**$0.00**

Adjusted Cost Base

In most circumstances, the return of capital portion will reduce the unitholder's adjusted cost base of their Focus Energy Trust units. Since the return of capital for 2006 is nil, there should be no effect on the adjusted cost base.

2006 U.S. TAX INFORMATION

The following information is being provided to assist U.S. individual unitholders of Focus Energy Trust in reporting distributions received from Focus during 2006 on their Internal Revenue Service ("IRS") Form 1040 – U.S. Individual Income Tax Return ("Form 1040") for 2006.

Focus has not obtained a legal or tax opinion, nor has it requested a ruling from the IRS on these matters.

Trust Units held outside of a Qualified Retirement Plan

For distributions relating to 2006, 100 percent of the distributions should be considered taxable as dividends to the unitholder for U.S. federal income tax purposes. After consulting with its tax advisors, Focus believes that its distributions should be considered "Qualified Dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003 and should be eligible for the reduced U.S. dividend tax rate. However, the individual taxpayer's situation must be considered before making this determination. Qualified Dividends should be reported on Line 9(b) of the IRS Form 1040, unless the facts of the U.S. individual unitholder determine otherwise. Page 23 of the IRS 2006 Form 1040 instruction booklet provides examples of individual situations where the distributions would not be "Qualified Dividends". Where the distributions are not considered "Qualified Dividends" due to an individual's situation, the amount should be reported on Schedule B, Part II – Ordinary Dividends and Line 9 (a) of your IRS Form 1040.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet provided by the IRS to determine the amount of tax applicable.

Canadian withholding taxes that have been withheld from the taxable portion of your distributions (as computed under Canadian tax principles) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate or Trust)". Amounts over-withheld should be claimed as a refund from the Canada Revenue Agency and should not be claimed as a credit against your U.S. federal income tax liability. Information regarding the amount of Canadian tax withheld relating to 2006 distributions should be available through your investment advisor or other intermediary and is not available from Focus.

Trust Units held within a Qualified Retirement Plan

There should be no amount that is required to be reported as income on an IRS Form 1040 where the Focus trust units are held in a Qualified Retirement Plan.

The information in this release is not meant to be an exhaustive discussion of all possible income tax considerations, but a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Focus Energy Trust units. Holders or potential holders of trust units should consult their tax advisors as to their particular tax consequences of holding Focus trust units.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

Focus Energy Trust units trade on the TSX under the symbol FET.UN.

For further information, please contact:

Bill Ostlund
Senior Vice President & Chief Financial Officer
Focus Energy Trust
Suite 3300, 205 – 5 Avenue S.W.
Calgary, Alberta
T2P 2V7
Phone: (403)781-8409
Fax: (403)781-8408

	Three Months Ended December 31,		Years Ended December 31,		Year Over Year
	2006	2005	**2006**	2005	Change
RESERVES					
Proved plus probable [7]					
Crude oil (mbbls)			**5,239**	5,608	(7%)
NGLs (mbbls)			**3,267**	3,420	(4%)
Natural gas (Mmcf)			**450,938**	187,506	140%
Barrels of oil equivalent (@6:1)			**83,662**	40,279	108%
Reserve life index of proved plus probable [8]			**9.9**	10.5	(6%)
Gas weighting of proved plus probable reserves			**90%**	78%	12%
Proved reserves/proved plus probable reserves			**74%**	77%	(3%)

(1) Funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

(2) Based on the weighted average Total Trust Units outstanding for the period

(3) Total Trust Units being trust units, exchangeable partnership units, and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio for exchangeable shares was 1.46445 at December 31, 2006 and 1.37265 at December 31, 2005. These shares were redeemed for trust units on January 16, 2007. Each exchangeable partnership unit is exchangeable into one trust unit.

(4) Cost of capital expenditures and acquisitions excluding any asset retirement obligation or future income tax

(5) Weighted average Total Trust Units including trust units, exchangeable partnership units, and exchangeable shares converted at the average exchange ratio

(6) Net of settlements for financial hedging instruments and net of transportation system charges

(7) Reserve numbers are total proved plus probable company gross reserves (before deduction of royalties payable, not including royalties receivable) as defined in National Instrument 51-101.

(8) Reserve life index is calculated by dividing year-end reserves by the forward year production estimate from the reserve reports.

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

HIGHLIGHTS

- The most significant event for Focus during the year was the acquisition of Profico Energy Management Ltd. ("PEML") effective June 27th, 2006 which added a new core area and more than doubled production, reserves, undeveloped land and drilling inventory. The assets acquired are long life gas pools in the early stage of development, 98 percent weighted to natural gas and characterized by high working interest, operated production, low production expenses, low Crown royalty rates and a dominant land position.

- The addition of the PEML Shackleton asset in Southwest Saskatchewan strengthened our commitment to long-life natural gas production in one of the lowest cost operating environments in the Western Canadian Sedimentary Basin. In addition, we have a new core area that provides greater asset diversification and a balanced year-round operation.

- Production averaged 15,899 BOE per day in 2006, the highest in the Trust's history. The increase in annual and fourth quarter production is primarily a result of the Q2 2006 PEML acquisition. Production per unit was flat on a year-over-year basis and on a debt-adjusted basis decreased by 2.9 percent to 0.23 BOE per day per thousand units in 2006, from 0.24 BOE per day per thousand units in 2005.

- Focus realized record funds flow from operations of $181 million in 2006 largely as a result of the PEML acquisition. On a per-unit basis, funds flow of $3.09 in 2006 was essentially flat to 2005 funds flow per unit of $3.12, even though average AECO prices decreased by 25 percent from $8.77 per mcf in 2005 to $6.55 per mcf in 2006. The Trust's production mix is approximately 88 percent natural gas, and as such gas prices have a large impact on funds flow.

- The Trust completed its most extensive drilling program to date with 227 (190.3 net) wells being drilled in 2006 with 100 percent success. The majority of the 2006 drilling program was directed towards our two core properties with 151.3 net wells drilled at Shackleton and 13.5 net wells drilled at Tommy Lakes.

- Our drilling inventory has expanded materially with the PEML acquisition. At the end of 2006 we have in excess of three years of drill-ready inventory at Shackleton and Tommy Lakes. The expansion of our inventory has been driven by our technical team's ability to generate new ideas on our existing asset base.

- We continue to add to our undeveloped land position in and around our Tommy Lakes and Shackleton assets. Undeveloped land increased from 57,100 acres in 2005 to 389,500 acres in 2006, largely as a result of the PEML acquisition. The 2006 land position includes the Crown sale acquisition of 12,320 acres of land in the centre of the Shackleton natural gas pool with over 100 Milk River development drilling locations.

- For 2006, natural gas price protection increased revenue by approximately $38.6 million and increased the realized price for natural gas by $1.31 per mcf. This compares with a cost of $10.9 million or $0.67 per mcf in 2005. For 2007 we have approximately 60 percent of gas production price protected at $8.26 per mcf.

- Effective December 31, 2006, Focus had proved plus probable reserves of 83.7 MMBOE, an increase of 108 percent from the 40.3 MMBOE recorded at December 31, 2005. The significant increase in reserves is due to the PEML acquisition in Q2 of 2006. Reserves per unit are essentially flat on a year-over-year analysis, and on a debt-adjusted per-unit basis decreased by 10 percent compared to 2005. 2006 proved plus probable finding and development costs of $17.89 per BOE (including future development capital) represents a recycle ratio of 1.9 times.

- 2006 proved plus probable all-in finding, development and acquisition (FD&A) costs (including future development capital) of $28.77 are governed almost entirely by the PEML acquisition. Through older pool analog analysis, we believe that these relatively early stage shallow gas pools will see reserves appreciation on the existing producing wells and also through identification of additional infill and stepout locations.

- Our reserve life index continues to be long and the slight decrease from 10.5 in 2005 to 9.9 in 2006 will be reversed with the maturing of the relatively young Shackleton Milk River assets.

- In late 2006 we commenced our fifth Tommy Lakes winter drilling program. Twelve (12.0 net) development wells and two (1.0 net) exploration wells were drilled. All of these wells have been successfully completed and tied in. At Shackleton our winter program is also nearing completion. Most importantly, we have finished drilling activities in the winter access only portion of the field, and are currently completing and pipeline connecting these wells. We expect these activities will be completed prior to breakup.

- On October 31, 2006 the Federal Government announced tax proposals pertaining to the distributions of publicly traded trusts. The tax announcement had a significant impact on the Canadian equity market with a significant decrease of trust unit prices. Irrespective of this taxation announcement, our core business of creating value for our unitholders remains intact. We are currently assessing the draft legislation and alternatives with respect to the future structure of the Trust.

YEAR-END RESERVES

Based on independent engineering evaluations conducted by Paddock Lindstrom and Associates Ltd. ("Paddock") and GLJ Petroleum Consultants Ltd. ("GLJ") effective December 31, 2006, Focus had proved plus probable reserves of 83.7 MMBOE, an increase of 108 percent from the 40.3 MMBOE recorded at December 31, 2005. Reserve additions from exploration and development activities (including revisions) were 4.0 MMBOE, while 45.2 MMBOE were added through acquisition (net of minor dispositions), resulting in total additions of 49.2 MMBOE. Year-end reserves were evaluated in accordance with National Instrument 51-101 ("NI 51-101"). Full tabular data relating to reserves, net present values, price forecasts and reserve addition costs is presented in Appendix B.

GLJ and Paddock evaluated 100 percent of the Trust's reserves. The portion of the evaluation conducted by GLJ represented 54 percent of the proved plus probable reserves and 51 percent of the associated future net revenue discounted at 10 percent. The remaining 46 percent of the proved plus probable reserves and 49 percent of the associated future net revenue were evaluated by Paddock. The GLJ December 31, 2006 price forecast was used in the future net revenue determinations for both evaluations. The Trust's Reserves Committee, made up of independent and qualified directors of the Trust, has reviewed the reports prepared by GLJ and Paddock and other pertinent reserves data. The Board of Directors, on the recommendation of the Reserves Committee, has approved the content of the GLJ and Paddock reports and other pertinent reserves data.

Proved developed producing reserves represent 47 percent of proved plus probable reserves, while total proved reserves represent 74 percent of total proved plus probable reserves. On a BOE basis, total proved plus probable reserves consist of 90 percent natural gas, six percent crude oil and four percent natural gas liquids.

On a proved basis, additions from exploration and development activities (discoveries and extensions including infill drilling) were 5.7 MMBOE and technical revisions were negative 1.4 MMBOE, resulting in total additions of 4.3 MMBOE. On a proved plus probable basis, additions from exploration and development activities were 7.3 MMBOE and technical revisions were negative 3.3 MMBOE, resulting in total additions of 4.0 MMBOE. The proved plus probable additions including revisions replaced 69 percent of the 5.8 MMBOE produced during 2006.

Net Present Value of Future Net Revenue

The estimated net present value of Focus' crude oil, natural gas and natural gas liquids reserves was evaluated using GLJ's December 31, 2006 price forecast prior to provision for income taxes, interest, debt service charges and general and administrative expenses. At a 10 percent discount rate, the net present value of the Trust's proved plus probable reserves was $1,276 million. Proved producing and total proved reserves make up respectively 63 percent and 79 percent of the total proved plus probable value.

On October 31, 2006, the Federal Government announced proposals pertaining to the taxation of distributions from publicly traded Canadian income trusts, royalty trusts and partnerships. The proposals include a 31.5 percent tax imposed on income before distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the proposals would apply to the Trust effective January 1, 2011. On December 21, 2006, the Department of Finance issued draft legislation consistent with the proposals described above. As at December 31, 2006, the legislative proposals are not substantively enacted. Any changes to income tax legislation that may result from these proposals may adversely affect the net present value of future net revenue of Focus' oil and gas reserves.

Reserve Life Index

Focus' proved plus probable RLI at year-end 2006 is 9.9 years, down slightly from the year-end 2005 RLI of 10.5 years. The lower RLI reflects the shorter reserve life index of the properties acquired in the Profico transaction. Similarly, the Trust's proved year-end 2005 RLI is 7.7 years as compared to 8.3 years at year-end 2005, again reflecting the impact of the acquired properties. These RLIs are calculated using period-end reserves and forward-year forecast production from the reserves report.

Reserve Addition Costs

Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production. Excluding acquisitions and divestitures, Focus' 2006 reserve addition costs were $16.09 per BOE on a proved basis and $17.89 per BOE on a proved plus probable basis. Including acquisitions and divestitures, 2006 reserve addition costs were $37.00 per BOE on a proved basis and $28.77 per BOE on a proved plus probable basis. At year end, total estimated FDC was $259 million for proved reserves and $337 million for proved plus probable reserves.

Three-year average reserve addition costs, excluding acquisitions and divestitures, are $18.30 per BOE on a proved basis and $21.44 per BOE on a proved plus probable basis. Three-year average reserve addition costs, including acquisitions and divestitures, are $30.58 per BOE on a proved basis and $24.80 per BOE on a proved plus probable basis. The Trust believes that these three-year average costs are the most accurate reflection of our ongoing reserve addition costs. Using a three-year average mitigates the impact of year-to-year variability in factors such as acquisition activity, the timing of the development of proved undeveloped reserves, reserve revisions, and changes to capital costs and estimates for future development capital.

Net Asset Value (before tax)

The following net asset value ("NAV") table shows what is commonly referred to as a "produce out" NAV calculation before tax. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

NAV at December 31, 2006 (before tax)	Discounted at 10%		Discounted at 5%	
($ millions except per-unit amounts)	GLJ Price Forecast	Constant Price Forecast	GLJ Price Forecast	Constant Price Forecast
Value of proved plus probable reserves	1,276	923	1,669	1,181
Undeveloped lands	37	37	37	37
Net debt including working capital	(308)	(308)	(308)	(308)
Reclamation fund	6	6	6	6
Abandonment and reclamation liability (1)	(5)	(3)	(4)	(1)
Net asset value	1,006	655	1,400	915
Total Trust Units outstanding (millions)	78.5	78.5	78.5	78.5
Per Total Unit (before tax)	$12.81	$8.34	$17.83	$11.65

(1) In addition to abandonment and reclamation liability already included in reserve reports

Net asset value per unit of $12.81, based on the GLJ Price Forecast and a 10 percent discount rate, decreased 22 percent on a year-over-year basis from $16.50 at December 31, 2005, driven primarily by a lower commodity price forecast. Note that the value of reserves does not include the effect of our price protection program. Including the value of physical and financial hedging contracts in place at December 31, 2006 would increase our net asset value per unit from $12.81 to $13.11.

SUSTAINABILITY

Five years ago we set out to create a Trust with a strong operational focus, that utilized the drill bit to create value and focused on a sustainable business plan. The objective was to provide superior and sustainable long-term returns to our unitholders. The four elements that we believe define sustainability are production per unit, reserves per unit, capital use versus funds flow, and drilling inventory.

Production and Reserves per Unit

Production per Unit	2006	2005	2004	2003	2002
Unadjusted (1)	0.27	0.27	0.27	0.28	0.28
Debt adjusted (3)	0.23	0.24	0.24	0.25	0.25

Reserves per Unit	2006	2005	2004	2003	2002
Unadjusted (2)	1.07	1.08	1.11	0.93	0.96
Debt adjusted (4)	0.88	0.98	1.01	0.88	0.86

(1) Average daily production per thousand units divided by weighted average total trust units

(2) Proved plus probable reserves divided by period-end total trust units

(3) Debt adjusted assumes year-end debt eliminated by adding units equal to the average net debt for the period divided by the average monthly closing unit prices for the period.

(4) Debt adjusted assumes year-end debt eliminated by adding units equal to the end of period debt divided by the closing unit price.

Production per unit is a proxy for funds flow. Stable funds flow is important in that it allows for stable capital and distribution programs. On an unadjusted basis, production per unit has remained essentially flat since inception of the Trust. On a debt-adjusted basis, production per unit decreased by 2.9 percent to 0.23 from 0.24 in 2005. This decrease is the result of lower than anticipated production levels, and the seasonality of production additions. Production per unit on a debt-adjusted basis has decreased by approximately 8 percent over the last five years.

Reserves per unit is an important metric, as it points to whether value is being created on a year-over-year basis. On an unadjusted basis the Trust's per-unit reserves have increased by 11.5 percent since the Trust's inception, with a corresponding 2.3 percent increase on a debt-adjusted basis.

On a debt-adjusted basis, 2006 reserves per unit decreased by 10 percent as compared to 2005. The decrease is impacted by the 29 percent drop in our year-end unit prices on a year-over-year basis as well as the relative immaturity of the Shackleton asset base which will see reserve appreciation as it matures. We anticipate seeing reserve appreciation on the existing producing wells as well as through identification of additional infill and stepout locations.

Financial Sustainability

($ millions)	2006	2005	2004	2003	2002	Cumulative
Capital Expenditures	90.4	43.0	25.2	16.8	4.1	179.6
Distributions	124.2	73.7	61.4	41.0	11.1	311.4
Reclamation fund & expenditures	3.2	1.4	1.0	1.3	-	6.9
Total	217.8	118.1	87.6	59.1	15.2	497.9
Available funds flow	181.2	116.4	89.6	65.8	19.0	472.0
Difference	(36.6)	(1.8)	2.0	6.7	3.8	(25.9)

We adhere to a business strategy of sustainability where the sum of capital expenditures, distributions and reclamation obligations is equal to or less than funds flow. The above table demonstrates our performance in this regard since Trust inception and points to 2006 where we had a significant difference between available funds flow and total expenditures of $36.6 million. This difference resulted from the rapid decline in natural gas prices throughout 2006 resulting in a shortfall of approximately $20 million. The other major components of the $36.6 million were Focus' decision to invest $9.8 million at the Saskatchewan land sale in August and $5.0 million related to acceleration of the Tommy Lakes and Shackleton 2006/2007 winter drilling programs into the fourth quarter.

The Trust continually monitors the forward strip for natural gas and takes action in a prudent and proactive manner to ensure sustainability through price protection activities and by adjusting capital programs and distributions levels.

Inventory

	2006	2005	2004	2003	2002
Reserve life index	9.9	10.5	10.6	9.8	9.1
Undeveloped land (000's of net acres)	389.5	57.1	26.9	14.4	14.4

Our drilling inventory and undeveloped land have expanded materially with the PEML acquisition. At the end of 2006 we have in excess of three years of drill-ready inventory at Shackleton and Tommy Lakes. In addition, we have concrete plans at both properties to expand that drill-ready inventory by extending pool boundaries onto the surrounding undeveloped land.

We continue to add to our land position in and around Shackleton and Tommy Lakes. In August we increased our Shackleton land position with the acquisition of 12,320 acres of additional land in the centre of the Shackleton pool with over 100 Milk River drilling locations.

The expansion of our drilling inventory in both breadth and depth has been driven by the PEML acquisition, the August Saskatchewan land sale and our technical team's efforts and ability to generate new ideas on our existing asset base. Key strengths within Focus are the concentration and quality of its long life natural gas assets, combined with an extensive undeveloped land position surrounding the large natural gas pools, low operating costs and low royalty rates resulting in attractive netbacks through all parts of the commodity price cycle.

RESULTS OF OPERATIONS

The following is a discussion and analysis of the operating and financial results of Focus for the three months and year ended December 31, 2006 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. **This discussion is dated March 5, 2007 and should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with accompanying notes.**

The consolidated financial statements and accompanying notes for the quarter and year ended December 31, 2006 are attached as **Appendix A.**

Throughout this discussion, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow, as presented, does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow, as presented, is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

Per barrel of oil equivalent ("BOE") amounts have been calculated using a conversion of six thousand cubic feet of natural gas to one barrel of oil (6 mcf = 1 bbl).

OPERATIONS SUMMARY	Three Months Ended Dec. 31, 2006	2005	Years Ended Dec. 31, 2006	2005	Over Year Change
Average daily production					
Barrels of oil equivalent (@ 6:1)	**21,594**	9,582	**15,899**	9,963	60%
% Natural gas	**88%**	74%	**84%**	74%	
Average product prices realized[1]					
Crude oil sales (CDN$/bbl)	**$ 58.27**	$ 68.95	**$ 68.31**	$ 66.81	2%
Financial hedging settlements (CDN$/bbl)	**$ (0.76)**	$ (9.75)	**$ (2.70)**	$ (10.20)	(74%)
Realized price (CDN$/bbl)	**$ 57.51**	$ 59.20	**$ 65.61**	$ 56.61	16%
NGLs (CDN$/bbl)	**$ 53.85**	$ 60.64	**$ 61.52**	$ 57.50	7%
NGL price/crude oil price	**92%**	88%	**90%**	86%	4%
Natural gas sales (CDN$/mcf)	**$ 6.97**	$ 10.20	**$ 6.84**	$ 8.64	(21%)
Transportation system charges (CDN$/mcf)	**$ (0.33)**	$ (0.62)	**$ (0.41)**	$ (0.61)	(32%)
Financial hedging settlements (CDN$/mcf)	**$ 1.16**	$ (0.34)	**$ 0.94**	$ (0.11)	958%
Realized price (CDN$/mcf)	**$ 7.80**	$ 9.24	**$ 7.37**	$ 7.92	(7%)
Reference prices & differential to Focus sales price, after transportation and before price protection					
Crude oil (Edm. Light Price CDN$/bbl)	**$ 64.55**	$ 71.17	**$ 72.85**	$ 68.50	6%
Differential (CDN$/bbl)	**$ (6.29)**	$ (2.22)	**$ (4.54)**	$ (1.69)	168%
Natural gas (AECO daily CDN$/mcf)	**$ 6.99**	$ 11.43	**$ 6.55**	$ 8.77	(25%)
Differential (CDN$/mcf)	**$ (0.61)**	$ 0.17	**$ (0.48)**	$ (0.17)	(184%)
Funds flow from operations per BOE					
Production revenue	**$ 43.79**	$ 62.62	**$ 45.06**	$ 55.00	(18%)
Financial hedging settlements	**6.03**	(3.27)	**4.48**	(2.30)	
Transportation system charges	**(1.74)**	(2.74)	**(2.09)**	(2.73)	(24%)
Realized price [1]	**48.09**	56.61	**47.45**	49.97	(5%)
Royalties, net of ARTC	**(8.94)**	(13.41)	**(9.32)**	(11.98)	(22%)
Production expenses	**(4.04)**	(4.61)	**(4.17)**	(4.11)	1%
Field netback	**35.11**	38.58	**33.96**	33.88	0%
Facility income	**0.38**	0.44	**0.47**	0.54	(13%)
Business interruption insurance	**-**	-	**0.07**	-	100%
Interest income	**0.01**	0.01	**0.01**	0.01	0%
General and administrative, cash portion	**(0.99)**	(1.27)	**(0.97)**	(1.22)	(20%)
Elimination of the Executive Bonus Plan	**-**	-	**(0.49)**	-	100%
Interest and financing and other	**(2.09)**	(1.07)	**(1.77)**	(0.97)	82%
Current and large corporations tax	**-**	0.01	**(0.04)**	(0.24)	(84%)
Funds flow from operations per BOE	**$ 32.42**	$ 36.70	**$ 31.23**	$ 32.00	(2%)
Funds flow from operations/field netback	**92%**	95%	**92%**	94%	(2%)
Royalty rate (before hedging settlements and net of transportation system charges)	**21%**	22%	**22%**	23%	(1%)
Production revenue, before transportation system charges ($ thousands)					
Crude oil, before hedging settlements	**10,563**	10,925	**43,720**	43,182	1%
Financial hedging settlements	**(137)**	(1,538)	**(1,722)**	(6,573)	(74%)
NGLs	**3,497**	4,255	**16,346**	16,321	0%
Natural gas, before transportation system charges	**72,939**	40,017	**201,393**	140,516	43%
Financial hedging settlements	**12,114**	(1,345)	**27,746**	(1,777)	
Non-cash amortization of hedging contracts [2]	**(542)**	-	**(1,843)**	-	(100%)
Production revenue	**98,435**	52,315	**285,639**	191,669	49%
Funds flow from operations ($ thousands)					
Cash flow from operating activities	**60,008**	36,818	**150,323**	114,744	31%
Reclamation costs	**(8)**	34	**277**	632	(56%)
Net change in non-cash working capital items	**4,412**	(4,502)	**30,623**	992	
Funds flow from operations	**64,412**	32,350	**181,223**	116,368	56%

(1) Net of settlements for financial hedging instruments and transportation system charges
(2) See Note 14 of the notes to consolidated financial statements

Overall 2006 Performance

2006 was a year of significant growth and solid results for Focus in a business environment which experienced a 25 percent decline in the average reference price for natural gas and continued cost pressures for the industry. Focus continued to adhere to its strategy of surfacing value on our existing assets, maintaining cost efficiencies, maintaining financial strength and acquiring quality assets. During the year, Focus undertook a large acquisition of quality assets which will enhance our sustainability, value creation through drilling, and financial strength going forward.

The most significant event for Focus during the year was the acquisition of PEML effective June 27, 2006 which added a new core area and more than doubled production, reserves, undeveloped land and drilling inventory. The assets acquired are long-life gas plays in the early stage of development, 98 percent weighted to natural gas, and characterized by high working interest, low production expenses and operated production with a dominant land position. The results for the last half of 2006 reflect the expanded asset and unitholder base following the acquisition through substantially increased production, funds flow from operations, development drilling activity and the overall strength of the organization.

Focus utilized $181.2 million of funds flow from operations plus $36.6 million of debt to fund distributions of $124.2 million, $90.4 million of capital expenditures, and $3.2 million of reclamation fund contributions and expenditures in 2006. Distributions for the year include the payment of $7.8 million on July 17, 2006 to the former shareholders of PEML in connection with the acquisition on June 27, 2006. Capital expenditures include $9.8 million spent by Focus at the Saskatchewan land sale in August to acquire19.5 sections of undeveloped land in the centre of the Shackleton Milk River gas play.

Focus' production is 85 percent to 90 percent weighted to natural gas, and fluctuations in natural gas prices have a significant impact on our funds flow from operations and field netback. Natural gas prices were volatile in 2006 based on high natural gas storage levels and uncertainty with respect to weather, hurricanes and the supply response to lower prices and higher capital costs. The volatility of natural gas prices per mcf is demonstrated by a high of $11.43 in the fourth quarter of 2005, $7.50 in the first quarter of 2006, $6.04 for the second quarter of 2006, $5.66 in the third quarter of 2006 and a rebound to $6.99 in the fourth quarter of 2006. Focus continues to actively utilize a price protection program to reduce the volatility of commodity prices and the corresponding funds flow from operations. For 2006, the longer term physical delivery sales contracts and financial hedging contracts for natural gas strongly supported our financial results with approximately $38.6 million of additional natural gas revenue and a realized natural gas price higher by $1.31 per mcf. For the fourth quarter of 2006, price protection for natural gas added approximately $14.8 million of additional revenue and increased the realized natural gas price by $1.42 per mcf.

Funds flow from operations for the fourth quarter of 2006 was a record $64.4 million and brought the total for 2006 to $181.2 million. This represents $0.82 per unit for the fourth quarter of 2006 and $3.09 per unit for 2006, compared with $0.86 in the fourth quarter of 2005 and $3.12 for 2005. The results for 2006 reflect the decline in the average natural gas reference price being largely offset by the positive impact of the price protection programs, a lower effective rate for royalties (due to financial hedging settlements), and lower production expenses per BOE.

Net income for 2006 was $72.9 million compared with $63.4 million in 2005. On a per unit basis, net income declined to $1.26 in 2006 compared with $1.74 in 2005. With funds flow from operations per unit remaining relatively constant for both years, this decline in net income per unit is primarily due to the significantly higher charges recorded for depletion and depreciation in the second half of 2006 resulting from the acquisition effective June 27, 2006, and a two percent decrease in funds flow from operations per BOE.

Focus had active development programs in 2006 with reinvestment in our core areas and a 100 percent drilling success rate. Focus invested $90.4 million in capital programs for the year and drilled a record 190.3 net wells, with 98 percent of net wells drilled targeting natural gas. There was a significant increase in development activity in the second half of 2006 following the acquisition, with capital expenditures of $63.5 million and 174.9 net wells drilled. The 2006 Tommy Lakes winter drilling program resulted in 11 new producing wells and two exploration wells. On the PEML assets (primarily Shackleton), Focus invested $43.0 million and successfully drilled 155.9 net wells during the second half of 2006.

Business Acquisition

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement which was approved by both the unitholders of Focus and the shareholders of PEML.

Acquisition impacts:

- Production more than doubled, and the resulting production is weighted 88 percent towards natural gas.
- A much larger capital expenditure program going forward will be centered on development drilling opportunities at Shackleton in Saskatchewan and Tommy Lakes in British Columbia, conducted on a year-round basis.
- Total acquisition costs of approximately $1.1 billion, before asset retirement obligations and future tax, was financed through the issuance of equity of 30.8 million trust units and 10.0 million exchangeable partnership units and the remaining $200 million was financed through debt and cash.

- The acquisition financing included $179 million of additional net debt. In connection with the acquisition, Focus increased its syndicated bank credit facility to $350 million, in addition to a $15 million demand operating line of credit.
- Reflecting the new production base and level of capital programs of the Trust, Focus strengthened the organization with the addition of personnel in all areas of the Trust. General and administrative expenses increased accordingly; however, general and administrative expenses on a per BOE basis are lower due to increases in production and overhead recoveries.

Focus remains committed to long-term sustainability, value creation through development drilling and maintaining a strong financial position.

Seasonality of Operations

Prior to the acquisition in June 2006, most of the natural gas properties of Focus were in areas of British Columbia which were only accessible by road in the winter. This included Tommy Lakes and Kotcho-Cabin. These areas represented approximately 70 percent of our production and the majority of the Trust's capital program. Seasonality resulted in capital expenditures, overhead recoveries and utilization of bank credit facilities being highest in the first and fourth quarters of the year. In addition, higher production volumes, revenue and royalties were reported in Q1 and production expenses were higher in the first and fourth quarters when the properties were accessible.

With the acquisition in June 2006, only 30 percent of production is from northeast British Columbia and seasonality will be less of a factor than it has been historically. Winter access issues, especially for the Tommy Lakes winter development program and some environmentally sensitive areas within Shackleton, will continue to impact the operating results of Focus.

Production

2006 Q4:

- Production was essentially flat on a BOE basis during the fourth quarter to 21,594 BOE per day from 21,853 BOE per day in the third quarter. Production for the fourth quarter was weighted 88 percent towards natural gas and three percent towards natural gas liquids.
- Oil and NGL production increased three percent to 2,671 BOE per day largely due to increases from three new wells in the Red Earth area which came on production in September. Natural gas production declined two percent from 115.6 mcf per day to 113.5 mcf per day.
- The Saskatchewan properties contributed 74.6 mcf per day to natural gas production in the fourth quarter compared to 75.4 mcf per day in the third quarter. Production from Tommy Lakes of 29.4 Mmcf per day in the fourth quarter is consistent with the pattern of fourth quarter production levels being the lowest of the year. Fourth quarter natural gas production increased at Sylvan Lake, with three new gas wells brought on stream in mid October, and Cabin where a well was brought back on production in late November.

2006 compared with 2005:

- Production averaged 15,899 BOE per day in 2006 compared to 9,963 BOE per day in 2005. The most significant factor impacting production was the PEML acquisition in late June 2006 which contributed 6,602 BOE per day to average 2006 production.
- Oil and NGL production decreased three percent to 2,475 BOE per day in 2006 from 2,542 BOE per day in 2005. Heavy oil acquired with the PEML acquisition contributed 158 BOE per day to the average. Overall crude oil production going forward will reflect the natural decline of the properties and limited capital investment in oil properties.
- Average 2006 natural gas production increased 81 percent to 80.5 Mmcf per day from 44.5 Mmcf per day in 2005. Production from the PEML properties increased annual average production by 38.7 Mmcf per day, based on average production of 75.0 Mmcf per day in the last half of 2006. Tommy Lakes natural gas production declined two percent on a year-over-year basis. Production at Medicine Hat increased 24 percent from 1.8 Mmcf per day to 2.3 Mmcf per day. Natural gas production declines at Kotcho-Cabin were approximately 2.0 Mmcf per day.

Pricing and Price Risk Management

Natural Gas Pricing to June 30, 2006 (prior to the PEML acquisition)

- Focus had a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) a higher than standard heat content of our natural gas at 1.16 GJ's per mcf;

b) approximately 83 percent of our natural gas being delivered to British Columbia markets which received a lower price;

c) approximately 83 percent of our natural gas incurring transportation system charges in British Columbia which have a higher charge per mcf;

d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

Natural Gas Pricing after June 30, 2006 (after the PEML acquisition)

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) an average heat content of our natural gas of 1.06 GJ's per mcf;

  b) approximately 30 percent of natural gas being delivered to British Columbia markets which receives a lower price than the AECO reference price;

  c) approximately 30 percent of natural gas incurring transportation system charges in British Columbia which have a higher charge per mcf;

  d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

- Realized natural gas price compared to AECO daily reference price to December 31, 2006:

	Three Months Ended December 31,		Years Ended December 31,	
Realized Price Per Mcf	2006	2005	2006	2005
AECO daily average (CDN$/mcf) [1]	$ 6.99	$ 11.43	$ 6.55	$ 8.77
Plus: heat content adjustment [1] [2]	-	1.29	0.17	0.83
Less: differential to B.C. markets [1] [2]	(0.03)	(0.02)	(0.20)	(0.16)
Less: transportation system charges [2]	(0.33)	(0.62)	(0.41)	(0.61)
Adjust: timing of actual gas sales [1] [2]	(0.24)	(0.48)	(0.04)	(0.23)
Price before price protection (physical & financial)	6.38	11.60	6.06	8.60
Impact of longer term physical sales contracts [1]	0.26	(2.02)	0.37	(0.57)
Financial hedging settlements	1.16	(0.34)	0.94	(0.11)
Focus realized price per mcf	$ 7.80	$ 9.24	$ 7.37	$ 7.92
(1) Focus natural gas sales price per mcf (before transportation system charges and financial hedging settlements)	$ 6.97	$ 10.20	$ 6.84	$ 8.64
(2) Differential of Focus sales price to AECO daily reference price after transportation and before price protection per mcf	$ (0.61)	$ 0.17	$ (0.48)	$ (0.17)

Natural Gas Pricing

- Natural gas reference prices recovered somewhat in the fourth quarter of 2006; however, the average natural gas reference price for 2006 was 25 percent below the average reference price for 2005. The average AECO daily reference price per mcf for natural gas was $6.99 during the fourth quarter of 2006 compared with $5.66 for the third quarter of 2006, $6.04 for the second quarter of 2006 and $7.50 in the first quarter of 2006.

- Focus' realized natural gas price in the fourth quarter of 2006 was 16 percent higher than the third quarter of 2006 due to a higher price protected (with physical and financial contracts) and through a 23 percent increase in the reference price. The realized price in the fourth quarter of 2006 was 16 percent lower than the fourth quarter of 2005 due to significant decrease in the reference price of natural gas.

- During the fourth quarter of 2006, the price protection program of Focus reduced some of the volatility in natural gas prices and increased the realized price received by $1.42 per mcf. During the quarter, 25 percent of natural gas was sold under forward physical sales contracts which resulted in natural gas sales being $2.7 million higher than if the natural gas had been sold based on the AECO daily reference price. A further 47 percent of natural gas production was hedged with financial instruments. The impact of the financial instrument settlements was positive $12.1 million for the fourth quarter of 2006.

- For 2006, price protection through physical delivery contracts and financial instruments increased revenue by approximately $38.6 million and increased the realized price for natural gas by $1.31 per mcf. This compares with a cost of $10.9 million, or $0.57 per mcf in 2005. At December 31, 2006, the mark-to-market value for natural gas of financial instruments was $25.8 million and $7.8 million for physical contracts.

- Accounting for financial contracts will change in 2007 to mark-to-market accounting from hedge accounting. This is further discussed in Note 14 of the notes to consolidated financial statements.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $57.51 per barrel for the fourth quarter of 2006 versus $59.20 for the comparable period in 2005, and $70.09 per barrel in the third quarter of 2006.
- The differential between the sales price of our crude oil compared with the Edmonton par reference price for light oil in the fourth quarter of 2006 was $6.29 per barrel. Heavy oil production, representing 16 percent of oil production for the quarter, had a differential of $25.53 per barrel compared with the light oil production which had a differential of $2.54 per barrel. Apportionment on the Rainbow pipeline resulted in additional trucking charges in the fourth quarter of 2006.
- Focus has utilized price protection for a portion of its crude oil production. For 2006, 700 barrels per day were hedged financially with a cost of $1.7 million, or $2.70 per barrel. This compares with a cost of $6.6 million in 2005 on the 1,100 barrels per day hedged, or $10.20 per barrel. For the fourth quarter of 2006, 700 barrels per day were hedged, representing approximately 36 percent of crude oil production, with a cost of $0.1 million or $0.76 per barrel. At December 31, 2006, the mark-to-market cost for crude oil financial instruments was $0.1 million.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices and assist in maintaining sustainable distributions.
- Our current price protection program is outlined below. A full description of the outstanding financial instruments and the physical sales contracts and their estimated mark to market values as at December 31, 2006 is contained in Notes 14 and 15 of the notes to consolidated financial statements.

Price Protection at March 6, 2007 (volume and reference price)		2007				2008
		Q1	Q2	Q3	Q4	Q1
Natural gas (1)	Mmcf/d	81.9	77.5	77.5	51.2	37.7
	CDN$/mcf	$8.68	$8.01	$8.01	$8.36-$8.51	$8.76-$9.06
Crude oil	bbls/d	400	800	800	400	-
	CDN$/bbl	$70.00-$79.00	$70.47-$79.00	$70.47-$79.00	$70.00-$79.00	-

(1) These amounts reflect our average natural gas heat content of 1.06 GJ per mcf.

New CICA Handbook Standards sections, Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income are applicable beginning in 2007 (refer to Note 14 of the notes to consolidated financial statements).

Production Revenue

- Production revenue for the fourth quarter of 2006 was $98.4 million compared to $90.4 million for the third quarter of 2006. The nine percent increase is mostly due to the increase in realized natural gas prices which were partially offset by a reduction in crude oil and NGL realizations and lower natural gas production. Production revenue for the fourth quarter of 2006 was 86 percent from natural gas compared to 88 percent in the third quarter of 2006 and 74 percent for the fourth quarter of 2005.
- Production revenue for 2006 increased 49 percent to $285.6 million from $191.7 million in 2005. The most significant contributor to the increase was the 81 percent increase in average natural gas production, mainly from the Saskatchewan properties acquired in mid 2006. Higher realizations for crude oil and NGL's were offset by the lower realizations for natural gas. Natural gas revenue made up 80 percent of production revenue in 2006 compared to 72 percent in 2005.

Production Expenses

	2006	2005	2004	2003	2002 (1)
Production expenses per BOE	**$4.17**	$4.11	$3.29	$3.39	$3.09

(1) The Trust was created in August 2002 and the results for 2002 include the 131-day period from August 23 to December 31.

- Production expenses for 2006 were $4.17 per BOE compared to $4.11 per BOE in 2005. Production expenses increased slightly as the addition of the lower production expense Saskatchewan properties acquired in late June offset general upward expense pressures due to high activity levels in the sector, competition for services and higher energy costs.

	2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Production expenses per BOE	**$4.04**	**$3.50**	**$4.62**	**$5.50**	$4.61	$3.56	$4.10	$4.19

- For the fourth quarter of 2006, production expenses increased 15 percent from the third quarter 2006 to $4.04 per BOE. Production expenses in the fourth quarter were impacted by seasonal costs at properties which are only accessible in the winter, increased utility costs and facility turnarounds completed in the quarter.

General and Administrative Expenses

	Three Months Ended December 31,		Years Ended December 31,	
(thousands)	2006	2005	2006	2005
Cash G&A expenses	**$ 4,126**	$1,941	**$11,103**	$ 6,899
Overhead recoveries	**(2,163)**	(822)	**(5,453)**	(2,470)
Total cash G&A expenses	**1,963**	1,119	**5,650**	4,429
Non-cash G&A expense [(1)]	**-**	348	**804**	1,455
Trust Unit Rights Plan expense [(2)]	**809**	266	**2,120**	884
Net G& A reported	**$ 2,772**	$1,733	**$ 8,574**	$ 6,768
Cash based G&A per BOE	**$ 0.99**	$ 1.27	**$ 0.97**	$ 1.22
Net reported G&A per BOE	**$ 1.40**	$ 1.97	**$ 1.48**	$ 1.86

(1) Gross general and administrative expenses for 2006 included $1.6 million related to the Executive Bonus Plan (2005 - $2.9 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates. The Executive Bonus Plan was terminated June 30, 2006.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 11 of the notes to consolidated financial statements.

Cash-based general and administrative expenses were $0.99 per BOE for the fourth quarter of 2006 compared with $0.63 per BOE for the third quarter of 2006 and $1.27 per BOE in the fourth quarter of 2005. Fourth quarter 2006 expenses included annual cash bonus expenses and expenses associated with compliance with the new regulations regarding internal controls over financial reporting.

With the acquisition of PEML in late June, Focus increased its organizational strength with the addition of personnel in all areas of the Trust as required by the expanded production base, capital programs and corporate requirements. This growth increased general and administrative costs associated with personnel, rent and corporate activities. Notwithstanding that Focus has grown in size, general and administrative expenses per BOE have declined due to increased production of the Trust after the acquisition and additional overhead recoveries from the acquired operated properties.

Elimination of the Executive Bonus Plan

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the Trust and be more comparable with the standard industry compensation framework for a trust of this size. As part of the change to compensation arrangements, the Executive Bonus Plan was eliminated. In eliminating the Executive Bonus Plan, $3.0 million was to be paid to the participants in the Plan. Half was paid on July 4, 2006 and the remainder will be paid on July 3, 2007. In addition, participants received, in aggregate, an additional 495,600 trust unit appreciation rights during the third quarter of 2006. The financial statements for the second quarter of 2006 recognized the full $3.0 million amount, of which $2,871,856 was allocated to general and administrative expenses and $128,144 was allocated to production expenses.

Interest and Financing Expenses

Interest and financing expenses increased from $3.7 million in the third quarter of 2006 to $4.1 million in the fourth quarter of 2006 due to an increase in average debt outstanding.

Interest and financing expenses for 2006 were $10.3 million, an increase from $3.5 million in 2005. The increase is largely due to the additional debt associated with the business acquisition of $179 million, which was incurred at the

end of June 2006. The increase is also due to a slight increase in interest rates. Outstanding long-term debt at December 31, 2006 was $297.0 million compared to $87.5 million at December 31, 2005.

Depletion and Depreciation

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended December 31, 2006, increased to $22.95 per BOE ($24.61 per BOE, including the exchangeable share impact) compared to $11.47 per BOE ($15.08 per BOE, including the exchangeable share impact) in the fourth quarter of 2005.

The depletion and depreciation rate incorporates the results of independent reserve reports dated December 31, 2006 and actual capital expenditures. The increase in the rate is largely due to the significant business acquisition in June 2006 for which the Trust recorded a higher proportionate cost per BOE of proved reserves compared to the historic Focus properties.

Asset Retirement Obligation

The asset retirement obligation increased $21.0 million to $36.1 million at December 31, 2006 from $15.1 million at December 31, 2005. The obligation includes $14.6 million associated with the business acquisition in June 2006. The remainder of the increase is due to drilling activity, new construction activity and higher accretion expense. The asset retirement obligation recorded represents the net present value of cash flows required to settle asset retirement obligations, and a full description is contained in Note 5 of the notes to consolidated financial statements.

The higher asset retirement obligation has resulted in a higher accretion expense beginning in the second half of 2006.

Income and Other Taxes

Income and other taxes include a future income tax recovery of $30.2 million in 2006 compared to a recovery of $5.7 million in 2005. The recovery of future income tax results from a reduction in corporate income tax rates in 2006, distributions to unitholders which transfers taxable income from the Trust to individual unitholders and from the depletion associated with accounting for exchangeable shares.

Large corporations tax, predominantly based on year-end debt and equity levels, in 2006 was nil compared to $0.8 million in 2005 due to the elimination of the large corporations tax effective January 1, 2006.

Certain of the Trust's assets are held by entities which transfer taxable income to unitholders. The excess of the carrying value of these assets over the tax value is approximately $77.2 million. Total available tax pools of the Trust and subsidiary entities is approximately $322 million at December 31, 2006 before adjusting for deferred income amounts ($184 million after adjusting for deferred income amounts).

On October 31, 2006, the Federal Government announced proposals pertaining to the taxation of distributions from publicly traded Canadian income trusts, royalty trusts and partnerships. The proposals include a 31.5 percent tax imposed on income before distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the proposals would apply to the Trust effective January 1, 2011. On December 21, 2006, the Department of Finance issued draft legislation consistent with the proposals described above.

As at December 31, 2006, the legislative proposals are not substantively enacted and thus there is no impact on the recognition of future income taxes in 2006. If the legislation is enacted, the Trust's taxable status will change resulting in recognition of future tax liabilities at substantively enacted tax rates in respect of temporary differences described above, which were $77.2 million at December 31, 2006. This temporary difference amount is reduced each year by depletion and increased through the use of tax claims and therefore the temporary difference amount in 2011 is not necessarily $77.2 million. Also, as the Trust would become a taxable entity in 2011, under the proposals future income tax recoveries would likely not be recognized for income transfers from the Trust to unitholders for 2011 onward.

The Trust is currently assessing various structural alternatives in light of the Government's proposals. However, the legislation is not yet enacted and the Trust cannot conclude on a form of structure nor the total implication to the Trust. Despite the structural implication of the proposals, the core business of the Trust remains the same.

On December 15, 2006, the Government announced guidance regarding "normal growth" for equity capital during the transitional period from October 31, 2006 to 2011. This amount will be measured with reference to the Trust's market capitalization on October 31, 2006. The "normal growth" will permit new equity of 40 percent to the end of December 31, 2007 with an additional 20 percent per year 2008 through 2010, for a total of 100 percent. In addition, Trusts will be permitted to repay existing debt outstanding on October 31, 2006 without impacting the normal growth limits.

Capital Expenditures

Capital expenditures for field operations were $27.0 million in the fourth quarter of 2006. The majority of the capital was concentrated at Shackleton, Tommy Lakes and Medicine Hat. At Shackleton the Trust finished drilling its 159-

well summer program, completed and tied in these wells, and commissioned two new compressor stations. Additionally, due to favorable weather conditions and rig availability we were able to get an early start on our 2007 Shackleton winter program, drilling 18 wells prior to year end. At Tommy Lakes we were also able to get an early start, and as a result we drilled a total of eight wells prior to the end of the year, including two successful 50 percent working interest wells on the Trutch exploratory Halfway play to the west of our main Tommy Lakes field. Due to the early commencement of these winter projects we spent approximately $5.0 million more in the quarter than we had anticipated. This will be offset by lower expenditures on these projects in the first quarter of 2007. At Medicine Hat, we completed our 17-well program and tied 15 of these wells into our existing infrastructure. In total Focus drilled 56 wells during the quarter, including 31 wells (26.1 net) at Shackleton, eight wells (7.0 net) at Tommy Lakes and 17 wells (13.2 net) at Medicine Hat.

For 2006, total capital expenditures for field operations were $90.4 million, excluding the amount recorded for asset retirement obligations. Our expectation for 2006 was that we would spend approximately $84.0 million, and our budgeted 2006 projects came in essentially in line with this expectation. The $6.4 million difference between expectation and actual is largely due to the $5.0 million of 2007 spending accelerated into December 2006, as described above. The remaining difference is due to an increase in inventory at year end due to the timing of bulk purchases of items such as line pipe and coiled tubing.

The majority of the 2006 capital expenditures were directed towards development of our two core properties, with 35 percent of total capital spent at Shackleton and 32 percent at Tommy Lakes. In addition, 13 percent of total capital was spent on other gas properties including Pouce Coupe, Sylvan Lake and Medicine Hat, and nine percent was spent on our Red Earth oil properties. The remaining 11 percent, or $10.2 million, was spent to acquire undeveloped land at Crown land sales, primarily at Shackleton. During 2006 Focus continued to maximize the value of our existing asset base and acquired properties through the drill bit.

In June 2006 Focus invested approximately $1.1 billion, before asset retirement obligations and future tax, to acquire PEML. On a proved plus probable basis, acquired reserves were 45.5 MMBOE, consisting of 267 Bcf of natural gas and 0.9 Mmbls of heavy oil. More detail with respect to the PEML acquisition is contained in the Business Acquisition section of this discussion.

Focus will continue to actively develop and expand its core properties in 2007 with a capital budget for field operations of approximately $95.0 million to $115.0 million. Significant development activities will continue at Shackleton, Tommy Lakes, Loon Lake, and Medicine Hat; however, the ultimate overall size of our development program will be guided by our sustainable business strategy, realized commodity prices, and service costs. There will be a continued emphasis on natural gas development and on those projects that we operate and control.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2006 Focus had a working capital deficit of $11.1 million compared with a working capital deficit of $5.0 million at December 31, 2005. The increase in the working capital deficit of $6.1 million from December 31, 2005 is mainly due to an increase in activity level resulting from the acquisition of PEML. The increase in receivable accounts due to the increase in production levels is more than offset by the increase in payables from drilling programs at Shackleton and an increase in distributions payable resulting from the issuance of trust units and exchangeable partnership units in connection with the acquisition.

The working capital deficit at December 31, 2006 has decreased from $19.8 million at September 30, 2006, largely due to an increase in accrued natural gas revenue commensurate with the increase in natural gas prices. The September realized natural gas price was $7.32 per mcf compared to a December realized natural gas price of $7.90 per mcf. In addition, the estimated net working capital deficiency assumed with the acquisition of PEML decreased by $5.1 million. On a monthly basis, there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at December 31, 2006 was $297.0 million compared with $87.5 million at December 31, 2005 and $293.5 million at September 30, 2006. The increase in long-term debt of $209.5 million is largely due to $142.5 million incurred with the acquisition in June 2006 and debt incurred to settle net obligations related to the acquisition. The remainder of the increase in long-term debt is a result of payments for distributions, capital expenditures and reclamation activities being greater than funds flow received for the period.

Focus had a $350 million revolving syndicated credit facility among four financial institutions and a $15 million operating facility at December 31, 2006. The credit facility revolves until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to a review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term. Management intends to request the extension. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Long-term debt plus the working capital deficiency increased $215.6 million during 2006 from $92.5 million at December 31, 2005 to $308.1 million at December 31, 2006. This increase of $215.6 million during the year primarily resulted from the following factors.

- Funds flow from operations of $181.2 million plus $36.6 million of debt and working capital were used to fund $124.2 million in distributions declared to unitholders, $90.4 million invested in capital expenditures for field operations, and $3.2 million of contributions to the reclamation fund and reclamation costs. Capital of $90.4 million includes $9.8 million spent at a Saskatchewan land sale in August 2006.

- With respect to the PEML acquisition, Focus paid $199.8 million and obtained net working capital of $20.8 million for a net change in debt and working capital deficiency of $179 million.
- Proceeds were $1.8 million from the issuance of equity pursuant to the exercise of trust unit appreciation rights and from the Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan").
- Working capital includes $1.8 million charge for non-cash mark-to-market losses.

Central to Focus' business strategy is the concept of sustainability where the sum of capital expenditures to maintain production and distributions is equal to funds flow from operations. Focus plans to finance its program for production replacement primarily through investing approximately 35 to 45 percent of funds flow from operations. Capital expenditures, including acquisitions and significant purchases of undeveloped land, above this level will be financed through a combination of funds flow, debt and equity and by issuing units from treasury.

On October 11, 2006 Focus announced the introduction of the DRIP Plan which provides eligible unitholders of Focus trust units the advantage of accumulating additional trust units by reinvesting their cash distributions paid by Focus and by making optional payment for additional trust units. Under the distribution reinvestment portion of the DRIP Plan, participants can potentially buy additional units from treasury at 95 percent of the average market price. This DRIP Plan provides a service to unitholders and increases the financial flexibility of Focus. Focus wants to maintain financial flexibility at a time of shifting commodity prices. Consistent with the experience of other trusts for this basic type of plan, we expect the DRIP Plan will generate between $5 million and $10 million through the issuance of equity on an annual basis. From inception of the plan to December 31, 2006, the plan generated $1.0 million and 58,793 trust units were issued from treasury. Focus will generally use funds generated by this plan to reduce debt and invest in additional capital projects (including land purchases and expanded development operations).

Capitalization Table (thousands except per-unit amounts)	**December 31, 2006**	December 31, 2005
Long-term debt	**$ 297,000**	$ 87,500
Plus: working capital deficiency	**11,122**	5,018
Total debt	**$ 308,122**	$ 92,518
Total units outstanding and issuable for exchangeable shares and exchangeable partnership units	**78,504**	37,456
Market price	**$ 18.18**	$ 25.72
Market capitalization	**$1,427,203**	$ 963,368
Total capitalization	**$1,736,507**	$1,055,886
Total debt as a percentage of total capitalization	**17.8%**	8.8%
Funds flow from operations	**$ 181,223**	$ 116,368
Total debt to funds flow (1)	**1.2**	0.8

(1) The calculation of debt to annualized funds flow at December 31, 2006 is based on the funds flow of the Trust for the period of July 1 to December 31, 2006 to more appropriately match the asset base after the acquisition with the debt level after the acquisition late in June 2006.

2006 CASH DISTRIBUTIONS

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution Per Unit
January 27, 2006	January 31, 2006	February 15, 2006	$0.19
February 24, 2006	February 28, 2006	March 15, 2006	$0.19
March 29, 2006	March 31, 2006	April 17, 2006	$0.19
April 26, 2006	April 30, 2006	May 15, 2006	$0.19
May 29, 2006	May 31, 2006	June 15, 2006	$0.19
June 28, 2006	June 30, 2006	July 17, 2006	$0.19
July 27, 2006	July 31, 2006	August 15, 2006	$0.16
August 29, 2006	August 31, 2006	September 15, 2006	$0.16
September 27, 2006	September 30, 2006	October 16, 2006	$0.16
October 27, 2006	October 31, 2006	November 15, 2006	$0.16
November 28, 2006	November 30, 2006	December 15, 2006	$0.16
December 27, 2006	December 31, 2006	January 15, 2007	$0.16
Total			$2.10

Focus declared distributions of $2.10 per unit in respect of 2006 production. On January 11, 2007 the Trust announced that distributions in respect of January to March production would be at a rate of $0.14 per month. The distribution rate reflects Focus' commitment to a business strategy of sustainability where the sum of capital expenditures and distributions is approximately equal to cash flow. The Trust continually monitors the forward strip

for natural gas and takes action in a prudent and proactive manner to ensure sustainability through price protection activities and by adjusting capital programs and distribution levels.

Exchangeable partnership units receive a cash distribution equal to the cash distribution declared for each Focus unit.

The cash distributions are taxed as ordinary income to the investor.

Cash distributions were not paid on the exchangeable shares and the cash flow related to the exchangeable shares was retained by the Trust for reduction of debt or for additional capital expenditures. The exchangeable shares of FET Resources Ltd. were convertible into trust units of Focus based on the exchange ratio, which was adjusted monthly to reflect the distribution paid on the trust units. All outstanding exchangeable shares were redeemed for trust units on January 16, 2007.

Taxation of Cash Distributions

Focus Energy Trust, for purposes of the Canadian Income Tax Act, is treated as a mutual fund trust and each year the Trust files an income tax return with the taxable income allocated to the unitholders. Distributions paid to the unitholders may be both a return on capital (income) and a return of capital. The allocation between these two streams is dependent upon the income tax deductions that the Trust is able to claim against the income it earns. The return of capital portion reduces the adjusted cost base of the trust units held. The Trust has net income for each year that is required to be calculated on an accrual basis of accounting. Net income includes all interest income from FET and other income that accrues to the Trust to the end of the year. Under the Trust Indenture, net income of the Trust for each year will be paid or payable by way of cash distributions to the unitholders. Taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year and a deduction relating to income tax pools residing at the Trust level. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income is allocated to unitholders. Any taxable income relating to a payable amount is allocated to unitholders of record at December 31, 2006, and each unitholder receives a pro rata share of that payable amount on January 15, 2007.

For 2006, cash distributions will be 100 percent taxable income (return on capital). For a more detailed breakdown, as well as tax information for U.S. investors, please visit our website at www.focusenergytrust.com.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 18 of the notes to consolidated financial statements for further details.

Off Balance Sheet Arrangements

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as at December 31, 2006.

Focus has not entered into any guarantee or off balance sheet arrangements other than in the normal course of operations.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates

are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Disclosure Controls and Internal Controls Over Financial Reporting

The Trust maintains a Disclosure Committee (the "Committee") that is responsible for ensuring that all public and regulatory disclosures are sufficient, timely and appropriate, and that disclosure controls and procedures are operating effectively. The Committee consists of the Chief Executive Officer and each of the Vice Presidents. As at the end of the period covered by this report, the design and operating effectiveness of the Trust's disclosure controls were evaluated by the Chief Executive Officer and the Chief Financial Officer. According to this evaluation, the Trust's disclosure controls and procedures are effective to ensure that any material, or potentially material, information is made known to the Committee and is properly included in this report. This evaluation took into consideration Focus' Disclosure, Confidentiality & Trading Policy and the functioning of its senior management, Board of Directors and board committees.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP and has concluded, as of December 31, 2006, that the design of internal controls over financial reporting was effective.

There were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Trust's internal control over financial reporting. Subsequent to the PEML acquisition, which significantly increased activity and staff levels, and during the review of the design of internal controls over financial reporting, management made some changes to the Trust's internal controls. These changes related mainly to changes in formalization and documentation of reviews, as well as further segregation of duties.

The Trust's management, including the Chief Executive Officer and the Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Trust have been detected.

OUTLOOK – 2007

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas producing regions.

The following chart summarizes Focus' 2007 outlook. No acquisitions are assumed for the purposes of these forecasts.

In 2007, Focus will continue its active development drilling programs on its major natural gas properties. It is anticipated that these development activities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2007 Expectations (full year average)	
Production	21,500 – 23,500 BOE/d
Weighting to natural gas	89%
Production expenses per BOE	$3.75 - $4.25
Cash G&A expenses per BOE	$0.90 - $1.10
Capital expenditures - field	$95 - $115 million
Payout ratio	55% - 65%
Approximate taxable portion of distributions	100%
Funds from operations/net debt	1.1x – 1.3x

The table below shows the potential impact on the Trust's funds flow (before price protection) resulting from changes to the business environment or operations.

	Change	Change to Funds Flow $000's	Change to Funds Flow $/Unit
Business Environment			
Price per barrel of crude oil (US$ WTI)	$1.00	825	0.01
Price per mcf of natural gas (CDN$ AECO)	$0.25	8,500	0.11
US/CDN exchange rate	$0.01	3,400	0.04
Interest rate on debt	1%	3,300	0.04
Operations			
Oil production - bbls/d	100	1,825	0.02
Gas production - mcf/d	1,000	1,850	0.02
Operating expenses ($ per BOE)	$0.25	2,050	0.03
Cash G&A expenses ($ per BOE)	$0.25	2,050	0.03

Focus is committed to increasing the long term value of the Trust to unitholders. The following goals are the foundation of our commitment to value creation:

- Maximize the value of existing assets;
- Attract and retain the best value creation team in the business;
- Pursue quality acquisitions that are strategic and accretive;
- Protect margins and improve profitability;
- Surface value through operational expertise and control; and
- Maintain financial flexibility and strength.

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Prior to the PEML acquisition in late June 2006, many of Focus' natural gas areas were only accessible by road in the winter. This includes the Tommy Lakes area, which is very significant from a production and development program perspective. Please refer to the "Seasonality of Operations" section for additional information.
- Focus completed a major acquisition in June 2006, for approximately $1.1 billion where production more than doubled, weighted 88 percent towards natural gas. Properties acquired allow for year round access. The acquisition was financed with the issuance of 40.8 million trust units or exchangeable partnership units and an increase in long-term debt plus working capital deficiency of $179 million. See "Business Acquisition" section for additional information.

Summary of Quarterly Results

	2006				2005			
($ thousands except as indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
FINANCIAL								
Oil and gas revenues, before royalties	**98,434**	**90,395**	**48,663**	**48,146**	52,315	48,790	46,583	43,981
Funds flow from operations	**64,412**	**60,134**	**27,988**	**28,688**	32,350	29,773	27,436	26,809
Per unit – basic	**$0.81**	**$0.77**	**$0.70**	**$0.77**	$0.86	$0.80	$0.73	$0.72
Cash distributions per trust unit	**$0.48**	**$0.48**	**$0.57**	**$0.57**	$0.54	$0.52	$0.48	$0.48
Payout ratio – per-unit basis	**59%**	**63%**	**82%**	**74%**	63%	65%	66%	67%
Net income [(1)]	**21,646**	**12,671**	**21,873**	**16,778**	17,858	17,573	14,682	13,351
Per unit – basic [(1)]	**$0.28**	**$0.19**	**$0.57**	**$0.46**	$0.49	$0.48	$0.40	$0.37
Capital expenditures	**26,986**	**36,457**	**2,674**	**24,289**	10,865	5,658	3,962	22,475
Acquisition expenditures, net	**45**	**-**	**1,091,294**	**-**	(33)	10,394	-	77
Long-term debt plus working capital	**308,122**	**313,013**	**297,451**	**109,094**	92,518	94,252	88,965	94,548
Total Units - outstanding (000's)	**78,504**	**78,425**	**78,359**	**37,521**	37,456	37,418	37,339	37,290
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	**1,965**	**1,844**	**1,563**	**1,610**	1,714	1,718	1,779	1,850
NGLs (bbls/d)	**706**	**740**	**682**	**784**	762	833	770	743
Natural gas (mcf/d)	**113,539**	**115,612**	**46,753**	**45,137**	42,629	44,910	46,997	43,575
BOE (@ 6:1)	**21,594**	**21,853**	**10,038**	**9,917**	9,582	10,036	10,382	9,856

(1) 2005 Q1 had been restated for the change in accounting policy, EIC-151 "Exchangeable Shares Issued by Subsidiaries of Income Trusts".

APPENDIX A – CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(thousands)	December 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ -	$ 4,696
Accounts receivable	51,392	21,065
Prepaid expenses and deposits	5,467	1,952
Commodity contracts [note 14]	2,959	-
	59,818	27,713
Petroleum and natural gas properties and equipment [notes 3 & 4]	1,301,056	430,865
Goodwill [note 3]	453,241	5,100
Reclamation fund [note 6]	5,649	2,711
	$1,819,764	$466,389
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$50,426	$ 26,127
Cash distributions payable	12,443	6,604
Current bank debt	4,948	-
Commodity contracts [note 14]	3,123	-
	70,940	32,731
Long-term debt [note 7]	297,000	87,500
Asset retirement obligation [note 5]	36,131	15,090
Future income taxes [note 17]	318,800	81,634
	722,871	216,955
NON-CONTROLLING INTEREST		
Exchangeable shares [note 8]	4,550	4,131
UNITHOLDERS' EQUITY		
Unitholders' capital [note 9]	922,426	244,426
Exchangeable partnership units [note 10]	218,500	-
Contributed surplus [note 11]	2,945	1,135
Accumulated income [note 13]	(51,528)	(258)
	1,092,343	245,303
Commitments and contingencies [note 18]		
Subsequent event [note 19]		
	$1,819,764	$466,389

See Notes to Consolidated Financial Statements

Approval on behalf of the Board:

STUART G. CLARK
Director

JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income

(thousands except per-unit amounts)	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Years Ended, December 31, 2006	Years Ended, December 31, 2005
	(unaudited)			
Revenue				
Production revenue	$98,434	$ 52,315	$285,639	$191,669
Royalties	(17,881)	(11,945)	(54,563)	(44,067)
Alberta Royalty Tax Credit	128	126	470	490
Facility income	748	384	3,115	1,950
Interest income	16	11	35	40
	81,445	40,891	234,696	150,082
Expenses				
Transportation system charges	3,449	2,415	12,117	9,931
Production	8,021	4,068	24,192	14,948
General and administrative	2,772	1,733	8,574	6,768
Elimination of the executive bonus plan [note 12]	-	-	2,872	-
Interest and financing	4,142	945	10,265	3,531
Depletion and depreciation [note 4]	48,877	13,291	130,379	53,916
Accretion on asset retirement obligation [note 5]	1,137	271	2,445	889
	68,398	22,723	190,844	89,983
Income before income and other taxes	13,047	18,168	43,852	60,099
Income and other taxes [note 17]				
Future income tax reduction	(8,804)	(50)	(30,219)	(5,678)
Current and large corporations tax	-	(6)	220	876
	(8,804)	(56)	(29,999)	(4,802)
Non-controlling interest – exchangeable shares	205	366	884	1,437
Net income for the period	21,646	17,858	72,967	63,464
Accumulated income (deficit), beginning of period	(35,865)	1,683	(258)	9,955
Cash distributions	(37,309)	(19,799)	(124,237)	(73,677)
Accumulated income (deficit), end of period	(51,528)	(258)	(51,528)	(258)
Net income per unit [note 16]				
Basic	$ 0.28	$ 0.49	$ 1.26	$ 1.74
Diluted	$ 0.28	$ 0.48	$ 1.25	$ 1.71

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(thousands)	Three Months Ended, December 31, 2006	2005	Years Ended, December 31, 2006	2005
	(unaudited)			
Operating activities				
Net income for the period	**$21,646**	$17,858	**$ 72,967**	$ 63,464
Add non-cash items:				
Non-controlling interest – exchangeable shares	**205**	366	**884**	1,437
Non-cash general and administrative expenses [notes 11 & 12]	**809**	614	**2,924**	2,340
Depletion and depreciation	**48,877**	13,291	**130,379**	53,916
Accretion on asset retirement obligation	**1,137**	271	**2,445**	889
Non-cash amortization of hedging contracts	**542**	-	**1,843**	-
Future income tax recovery	**(8,804)**	(50)	**(30,219)**	(5,678)
Reclamation costs	**8**	(34)	**(277)**	(632)
Net change in non-cash working capital items	**(4,412)**	4,502	**(30,623)**	(992)
	60,008	36,818	**150,323**	114,744
Financing activities				
Proceeds from issue of trust units (net of costs)	**1,028**	-	**889**	-
Proceeds from exercise of unit appreciation rights	**69**	90	**806**	813
Increase (decrease) in long-term debt	**3,800**	(6,000)	**209,500**	13,000
Cash distributions paid	**(37,298)**	(19,790)	**(118,399)**	(72,829)
	(32,401)	(25,700)	**92,796**	(59,016)
Investing activities				
Capital asset additions	**(26,986)**	(10,865)	**(90,406)**	(43,035)
Acquisition expenditures [note 3]	**(45)**	33	**(143,998)**	(10,363)
Reclamation fund contributions, net of costs	**(834)**	(55)	**(2,938)**	(788)
Net change in non-cash working capital items	**258**	3,065	**(10,473)**	3,110
	(27,607)	(7,822)	**(247,815)**	(51,076)
Increase (decrease) in cash and cash equivalents during the period	**-**	3,296	**(4,696)**	4,652
Cash and cash equivalents, beginning	**-**	1,400	**4,696**	44
Cash and cash equivalents, ending	**$ -**	$ 4,696	**$ -**	$ 4,696

See Notes to Consolidated Financial Statements

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd., Focus BC Trust, and FET Energy Ltd., entities that are wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to a net profits interest agreement (the "NPI Agreement").

Pursuant to the terms of the NPI Agreement, the Trust is entitled, through a subsidiary, to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

FET Energy Ltd. is a subsidiary of the Trust. Under a Plan of Arrangement with Profico Energy Management Ltd. ("PEML") dated June 26, 2006, FET Energy Ltd. become the successor company to PEML through amalgamation on June 27, 2006. FET Energy Ltd., through its interest in a partnership, is engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

a) Principles of Consolidation

The consolidated financial statements of the Trust include the accounts of Focus Energy Trust, its subsidiaries FET Resources Ltd., FET Gas Production Ltd., Focus B.C. Trust and FET Energy Ltd., and its share of three partnerships. All inter-entity transactions and balances have been eliminated.

b) Petroleum and Natural Gas Properties and Equipment

The Trust follows the full cost method of accounting for petroleum and natural gas properties, whereby all costs of acquiring petroleum and natural gas properties and related development costs, whether productive or unproductive, are capitalized and accumulated in one Canadian cost centre, including asset retirement costs. Such costs include acquisition, drilling, geological, geophysical, and equipment costs and overhead expenses

related to the properties and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined in the period that proved reserves are attributable to the properties or impairment has occurred. Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the properties and equipment are capitalized. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion by 20 percent or more.

Depletion of petroleum and natural gas properties and depreciation of equipment are provided for using the unit-of-production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers calculated in accordance with National Instrument 51-101. Production and reserves of natural gas are converted to equivalent barrels of crude oil based on the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil. The depletion and depreciation cost base includes total capitalized costs, less prior depletion and depreciation charges, less costs of unproved properties, less the estimated future net realizable value of production equipment and facilities, plus provision for future development costs and future asset retirement costs of proved undeveloped reserves.

c) Cost Impairment Test

The Trust places a limit on the aggregate carrying value of petroleum and natural gas properties and equipment, which may be amortized against revenues of future periods (the "cost impairment test"). The cost impairment test requires an evaluation of petroleum and natural gas assets in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

Cost impairment is recognized if the carrying amount of the petroleum and natural gas properties exceeds the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. Cash flows are calculated based on third party quoted forward prices, adjusted for the Trust's contract prices and quality differentials.

Upon recognition of impairment, the Trust would then measure the amount of impairment by comparing the carrying amounts of the petroleum and natural gas properties to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves. The Trust's risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying amount above the net present value of the Trust's future cash flows would be recognized as a permanent impairment.

The cost of unproved properties is excluded from the cost impairment test calculation and is subject to a separate impairment test.

d) Asset Retirement Obligation

The Trust uses the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

e) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business. Net identifiable liabilities of the acquired business include an estimate of future income taxes. The goodwill balance is assessed for impairment annually at year end or more frequently if events change and circumstances indicate that the asset might be impaired. The test for impairment is the comparison of the carrying amount to the fair value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities at their fair values. The excess of this allocation is the fair value of goodwill. Any excess of the book value of goodwill over this implied value is the impairment amount. Impairment is charged to income in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

An impairment test of goodwill was completed at December 31, 2006 resulting in no impairment amount.

f) Financial Instruments

The Trust uses financial instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust's policy is not to use financial instruments for speculative or trading purposes. Gains and losses on contracts which constitute effective hedges are recognized in production income at the time of

sale of the related production. Financial instruments which do not qualify as hedges are recorded on a mark-to-market basis at the balance sheet date with the resulting gains or losses being taken into income in the period.

g) Income Taxes

Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income tax expense or liability has been made in the Trust. See Note 17 for further discussion.

In the Trust structure, payments are made between the Company and the Trust which result in the transferring of taxable income from the Company to individual unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

h) Non-Controlling Interest

The exchangeable shares issued by a subsidiary, FET Resources Ltd., are reflected as non-controlling interest on the consolidated balance sheet and in turn, net income is reduced by the amount of net income attributed to the non-controlling interest. See Note 8 for further information.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement with Storm Energy Inc. in August 2002, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to Total Trust Units issued and issuable each period end.

i) Unit-Based Compensation Plan

The Trust has a unit-based compensation plan (the "Plan") for employees, directors and consultants of the Trust and its subsidiaries which are described in Note 11. Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Compensation expense is based on the fair value of the unit-based compensation at the date of grant using a modified Black Scholes option pricing model. The fair value method has been adopted prospectively with rights granted in 2003.

Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders' capital.

The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for actual forfeitures as they occur.

j) Per-Unit Amounts

Net income per unit is calculated using the weighted average number of trust units and exchangeable partnership units outstanding during the year. Diluted net income per unit includes additional trust units for the dilutive impact of the Rights Plan and exchangeable shares converted at the average exchange rate. The treasury stock method is used to determine the dilutive effect of unit-based compensation. The treasury stock method assumes that the proceeds received from the exercise of in-the-money trust unit rights are used to repurchase units at the average market rate during the period. The weighted average number of units outstanding is then adjusted by the net change. Net income is also increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

k) Revenue Recognition

Revenue associated with sales of crude oil, natural gas, and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

l) Joint Operations

Certain of the Trust's exploration and production activities are conducted jointly with others. The accounts of the Trust reflect its proportionate interest in such activities.

m) Cash and Cash Equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of funds on deposit for various terms. Cash and cash equivalents are stated at cost which approximates fair value.

n) Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

o) Transportation System Charges

The Trust records revenue gross of transportation system charges and a transportation system charge on the income statement.

p) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

3. BUSINESS ACQUISITION

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement with PEML. On June 26, 2006, the unitholders of the Trust and the shareholders of PEML voted to approve resolutions to effect the Plan of Arrangement by which security holders of PEML received a total of 5.17 Focus Energy Trust units and/or Focus Limited Partnership exchangeable units and $25.12 cash for each PEML common share and the Trust received the assets and assumed the liabilities of PEML for total consideration of $1,091.3 million. Of this amount, $1,070.5 million was for the acquisition of oil and gas assets, and the remaining $20.8 million was for the acquisition of working capital.

This amount consisted of the issuance of 30,802,817 Focus Energy Trust units, 9,999,992 Focus Limited Partnership exchangeable units and $199.8 million in cash and transaction costs. Both the Trust and Partnership units had a fair value of $21.85 per unit. The Board of Directors approved the Information Circular dated May 25, 2006 with respect to the Plan of Arrangement on May 24, 2006.

The Trust's aggregate consideration for the acquisition of PEML consists of the following:

Consideration for the acquisition:

($ thousands)	
Trust units issued	673,041
Exchangeable partnership units issued	218,500
Cash	198,253
Transaction costs	1,500
	1,091,294

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration of the PEML acquisition.

Allocation of purchase price:

($ thousands)	
Cash acquired	55,800
Net working capital	(36,717)
Petroleum and natural gas properties and equipment	903,645
Fair value of commodity contracts	1,679
Goodwill	448,141
Asset retirement obligation	(14,570)
Future income taxes	(266,684)
	1,091,294

Effective June 27, 2006, the results from operations from the assets purchased from PEML have been included in the consolidated financial statements of the Trust.

(thousands)	2006	2005
Petroleum and natural gas properties and equipment, at cost	$1,619,627	$655,693
Accumulated depletion and depreciation	(318,571)	(224,828)
Petroleum and natural gas properties and equipment, at cost, net	$1,301,056	$430,865

The calculation of depletion and depreciation in 2006 included an estimate of $258.6 million (2005 - $61.6 million) for future development costs and $27.3 million (2005 – $3.4 million) for future asset retirement costs associated with proved undeveloped reserves. Unproved property costs of $26.7 million (2005 - $4.7 million) and estimated net realizable value of production equipment and facilities of $45.4 million (2005 - $25.0 million) were excluded from the depletion calculation.

The Trust performed a cost impairment test at December 31, 2006 to assess the recoverable amount of the net carrying value of petroleum and natural gas properties and equipment. Future prices for crude oil and natural gas were obtained for the period 2007 to 2011 inclusive from the Trust's year-end independent reserve evaluations and then escalated based on escalation factors in the same evaluations. Based on these assumptions, the recoverable value was in excess of the carrying value of the Trust's net carrying value of the petroleum and natural gas properties and equipment.

The future prices used for the cost impairment test for December 31, 2006 are as follows:

Consultant's Price Forecasts	2007	2008	2009	2010	2011
Crude Oil - WTI ($US/bbl)	$62.00	$60.00	$58.00	$57.00	$57.00
Natural Gas - AECO ($CDN/Mmbtu)	$ 7.20	$ 7.45	$ 7.75	$ 7.80	$ 7.85

5. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $84.6 million which will be incurred between 2007 and 2040. The majority of the costs will be incurred after 2021. A credit-adjusted risk-free rate of 7.5 percent and an inflation rate of 2.1 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	2006	2005
Balance, as at January 1	$15,090	$11,461
Accretion expense	2,445	889
Liabilities incurred		
Acquisitions	14,570	366
Development activity and change in estimates	4,303	3,006
Settlement of liabilities	(277)	(632)
Balance, as at December 31	$36,131	$15,090

6. RECLAMATION FUND

(thousands)	2006	2005
Balance as at January 1	$2,711	$1,923
Contributions	3,215	1,420
Reclamation costs	(277)	(632)
Balance as at December 31	$5,649	$2,711

At the inception of the Trust in 2002, a reclamation fund was established to fund the payment of environmental and site reclamation costs. Annual contributions will be made to the reclamation fund such that the currently estimated future environmental and site reclamation costs will be funded after 20 years. The Company may use the reclamation fund for purposes of funding its environmental and site reclamation costs. The reclamation fund is held on deposit at a Canadian financial institution.

7. LONG-TERM DEBT

The Trust has a $350 million revolving syndicated credit facility among four Canadian financial institutions with an extendible 364-day revolving period and a two-year amortization period. In addition, the Trust has a $15 million demand operating line of credit. At December 31, 2006, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the term of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at December 31, 2006 is approximately 5.2 percent.

The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term.

8. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to December 31, 2006, a total of 57,631 exchangeable shares were converted into 81,818 trust units at exchange ratios prevailing at the time. At December 31, 2006, the exchange ratio was 1.46445 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

The Trust announced that as a result of minimal number of exchangeable shares outstanding, FET Resources Ltd. has elected to redeem all of its exchangeable shares outstanding on January 16, 2007. In connection with this redemption, FET Resources Ltd. has exercised its overriding "redemption call right" to purchase such exchangeable shares from holders of record. Each redeemed exchangeable share will be purchased for trust units of the Trust in accordance with the exchange ratio in effect at January 15, 2007, rounded to the nearest whole trust unit. A Notice of Redemption has been mailed to all exchangeable shareholders outlining the terms of this redemption.

	Number of Shares		Consideration (thousands)	
Exchangeable Shares of FET Resources Ltd.	2006	2005	2006	2005
Balance as at January 1	560,218	977,346	$4,131	$4,934
Net income attributable to non-controlling interest			884	1,437
Exchanged for trust units	(57,631)	(417,128)	(465)	(2,240)
Balance as at December 31	502,587	560,218	$4,550	$ 4,131

9. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

In October 2006, the Trust put in place the Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan") which provides the option for unitholders to reinvest cash distributions into additional units, either issued from treasury at 95 percent of the prevailing market price or through the facilities of the Toronto Stock Exchange at prevailing market rates with no additional commissions or fees. The Trust expects to issue units from treasury at a discount to satisfy the distribution reinvestment component of the DRIP Plan. As at December 31, 2006, the Trust has listed and reserved 941,207 trust units for the DRIP Plan.

	Number of Units		Consideration (thousands)	
Trust Units of Focus Energy Trust	2006	2005	2006	2005
Balance as at January 1	36,687,167	35,973,651	$244,426	$230,478
Issued pursuant to Plan of Arrangement with PEML(i)	30,802,817	-	673,041	-
Issued on conversion of exchangeable shares (ii)	81,818	546,473	1,922	11,479
Issued pursuant to the Executive Bonus Plan (iii)	42,530	67,293	1,032	1,408
Issued pursuant to the Distribution Reinvestment Plan (iv)	58,793	-	1,029	-
Exercise of Unit Appreciation Rights (v)	95,000	99,750	1,116	1,061
Trust unit issue expense		-	(140)	-
Balance as at December 31	67,768,125	36,687,167	$922,426	$244,426

(i) Issued pursuant to the Plan of Arrangement with PEML at a fair value of $21.85 per trust unit

(ii) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(iii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(iv) Issued pursuant to the DRIP Plan, units are either issued from treasury at 95 percent of the average market price for the 10 days immediately preceding the distribution date or through facilities of the TSX, at prevailing market prices.

(v) Exercise of Unit Appreciation Rights includes cash consideration of $805,743 (2005 - $813,123) and contributed surplus credit of $310,639 (2005 - $247,446).

10. EXCHANGEABLE PARTNERSHIP UNITS

The exchangeable partnership units of Focus Limited Partnership are convertible after January 1, 2007 into trust units, at the option of the holder, on a one-for-one basis. Cash distributions equal to the distribution paid to Trust unitholders are paid to the holders of the exchangeable partnership units.

The Board of Directors may redeem the exchangeable partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date.

The exchangeable partnership units are entitled to vote on Focus matters with Trust unitholders through the Special Voting Unit. The exchangeable partnership units are not listed on any stock exchange and are not transferable.

	Number of Units		Consideration (thousands)	
Exchangeable Partnership Units of Focus Energy Trust	2006	2005	2006	2005
Balance as at January 1	-	-	-	-
Issued pursuant to Plan of Arrangement with PEML	9,999,992	-	$218,500	-
Balance as at December 31	9,999,992	-	$218,500	-

The exchangeable partnership units were issued at a fair value of $21.85 per unit.

11. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to five percent of the outstanding trust units, including units issuable upon exchange of exchangeable shares and exchangeable partnership units. As at December 31, 2006, the Trust has listed and reserved 3,848,321 trust units and there are rights outstanding to purchase 2,438,063 trust units pursuant to the terms of the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. At the option of the unitholder, the exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. Rights granted prior to June 2006 have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant. Rights granted under the Plan subsequent to May 2006 have a life of four years and vest equally over a three-year period commencing on the first anniversary of the grant.

	2006		2005	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,311,100	$ 12.52	1,113,100	$ 11.78
Granted	1,338,447	$ 22.82	337,750	$ 21.68
Exercised	(95,000)	$ 8.48	(99,750)	$ 8.15
Cancelled	(116,484)	$ 19.74	(40,000)	$ 15.10
Before reduction of exercise price	2,438,063	$ 17.99	1,311,100	$ 14.51
Reduction of exercise price	-	$ (1.47)	-	$ (1.99)
Balance as at December 31	2,438,063	$ 16.52	1,311,100	$ 12.52

- The average exercise price at the grant date is $19.49 ($15.89 for 2005).
- The average contractual life of the rights outstanding is 2.96 years (3.21 years for 2005).
- The number of rights exercisable at December 31, 2006 is 434,500 (273,500 for 2005).
- The average value at the grant date for the year ended December 31, 2006 is $5.05 ($4.77 for 2005).

The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $2,120,550 for the year ended December 31, 2006. The Trust recorded non-cash compensation expense of $884,362 for the year ended December 31, 2005.

The fair value of rights granted in 2006 was estimated using a modified Black Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.29 percent, volatility of 27 percent, life of 2.8 years and a dividend yield rate of 11 percent. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

12. ELIMINATION OF THE EXECUTIVE BONUS PLAN

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the Trust and be more comparable with the standard compensation framework within the sector.

In eliminating the Executive Bonus Plan, $3.0 million is being paid to the participants in the Executive Bonus Plan. Half was paid at the end of June 2006 and the remainder will be paid on July 1, 2007. In addition participants received, in aggregate, an additional 495,600 trust unit appreciation rights.

13. ACCUMULATED INCOME

(thousands)	2006	2005
Accumulated income, before cash distributions	$ 259,925	$ 186,958
Accumulated cash distributions	(311,453)	(187,216)
Balance as at December 31	$ (51,528)	$ (258)

14. FINANCIAL INSTRUMENTS

The Company's financial instruments included in the balance sheet consist of accounts receivable, other receivables, accounts payable and accrued liabilities and bank debt.

Credit risk:

The Company's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

Interest rate risk:

The Company is also exposed to interest rate risk to the extent that long-term debt is at a floating rate of interest.

Fair values:

The fair values of short-term financial instruments, being accounts receivable, accounts payable and accrued liabilities and cash distributions payable approximate their carrying values due to their short term to maturity. The fair value of long-term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

The following financial contracts were outstanding at the date of writing. The fair market value of the contracts outstanding at December 31, 2006, which have no book value, would have resulted in a net payment to the Trust of $25.7 million.

Financial Contracts	Daily Quantity		Contract Price		Price Index	Term
Crude oil	400 bbls	$	70.00-79.00	Cdn	WTI	January 2007 – December 2007
	400 bbls	$	70.93	Cdn	WTI	April 2007 – September 2007*
Natural gas	6,000 GJ	$	8.01	Cdn	AECO	August 2006 – March 2007
	7,000 GJ	$	9.00	Cdn	AECO	August 2006 – March 2007
	20,000 GJ	$	7.66	Cdn	AECO	August 2006 – March 2007
	11,000 GJ	$	8.73	Cdn	AECO	November 2006 – March 2007
	13,000 GJ	$	9.32	Cdn	AECO	November 2006 – March 2007
	7,300 GJ	$	7.70	Cdn	AECO	March 2007 – October 2007
	15,000 GJ	$	7.77	Cdn	AECO	April 2007 – October 2007
	10,000 GJ	$	7.90	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	8.00	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	7.52	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	7.50	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	7.53	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	7.50	Cdn	AECO	April 2007 – October 2007
	15,000 GJ	$	8.25-9.00	Cdn	AECO	November 2007 – March 2008
	15,000 GJ	$	8.02	Cdn	AECO	November 2007 – March 2008*
	10,000 GJ	$	8.60	Cdn	AECO	November 2007 – March 2008*

** contract entered into subsequent to December 31, 2006*

Focus has designated their commodity contracts as effective accounting hedges on their respective contract dates.

New CICA Handbook Standards, Financial Instruments – Recognition and Measurement – Section 3855, Hedges – Section 3865, and Comprehensive Income – Section 1530 are applicable for the Trust beginning in 2007.

As a result, hedge accounting for financial contracts will not be continued in future periods beyond 2006. All derivative contracts will be recorded at fair value on the balance sheet. Derivatives will be adjusted to fair value each period with the change recognized in the determination of income. Settlement of derivatives will be included in the Statement of Cash Flows as an operating activity. Unrealized gains and losses will be subtracted or added back as a non-cash item.

Adoption of these new standards is applied retrospectively which means the opening balance of retained earning is restated in 2007. Prior periods are not restated.

Focus has recognized an asset for commodity contracts of $1.7 million as part of the business acquisition with PEML. This amount will be amortized over the term of those contracts, November 2006 to March 2007. In 2006, $0.7 million has been recognized in the income statement leaving an asset balance of $1.0 million at December 31, 2006.

In July 2006, Focus amended certain commodity contracts effectively canceling a number of contracts with terms of November 2006 to March 2007 and writing new contracts with the same volume over the term of August 2006 to March 2007. The result of these amendments was recognition of the fair value of the original commodity contracts as an asset and liability in the balance sheet. The asset is being amortized over the original contracts and has a balance of $2.0 million at December 31, 2006. The liability is being amortized over the original contracts and has a balance of $3.1 million at December 31, 2006. The difference of $1.1 million has been recognized in the income statement. Total amortization of hedging contracts was $1.8 million in 2006.

15. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at December 31, 2006, which have no book value, would have resulted in a net payment to the Trust of $7.8 million.

Physical Sales Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	5,000 GJ	$10.32	Cdn	November 2006 – March 2007
	12,500 GJ	$7.31	Cdn	August 2006 – March 2007
	10,000 GJ	$6.77	Cdn	August 2006 – March 2007
	15,000 GJ	$7.15	Cdn	April 2007 – October 2007
	10,000 GJ	$7.18	Cdn	April 2007 – October 2007

16. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units and exchangeable partnership units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable shares converted at the average exchange ratio and include exchangeable partnership units.

Basic per-unit calculations for the year ended December 31 are based on the weighted average number of trust units and exchangeable partnership units outstanding in 2006 of 57,828,890 (2005 of 36,432,905).

Diluted calculations for the year ended December 31 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 529,664 (2005 of 564,620) and 753,769 exchangeable shares (2005 of 910,887) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the year ended December 31:

(thousands)		2006		2005
Interest paid	$	13,490	$	3,345
Interest received	$	33	$	40
Taxes paid	$	30,993	$	791
Cash distributions paid	$	118,399	$	72,829

17. INCOME TAXES

Effective July 1, 2006, the Saskatchewan general corporate income tax rate decreased from 17 percent to 14 percent with a further reduction to 13 percent expected on July 1, 2007 and to 12 percent on July 1, 2008. Effective April 1, 2006, the Alberta general corporate income tax rate decreased from 11.5 percent to 10 percent. In 2003, Royal Assent was received legislating the reduction of the federal general corporate income tax rate on income from resource activities from 28 percent to 21 percent and for the elimination of the existing 25 percent

resource allowance deduction and introduced the deductibility of actual provincial and other Crown royalties paid, to be phased in over a five-year period. The phase in will be complete in 2007. In addition, the Federal Government further announced in 2006 a reduction in the general corporate tax rate from 21 percent to 19 percent from 2008 to 2010 and the elimination of the corporate surtax in 2008 and the large corporations tax in 2006.

The Trust's expected future income tax rate is approximately 30.8 percent at December 31, 2006 compared to 34 percent at December 31, 2005. The Trust recorded a future income tax recovery of $30.2 million in 2006. This amount includes a recovery of $8.2 million relating to accounting for non-controlling interest – exchangeable shares ($5.7 million in 2005).

The Trust recognized future income tax liabilities of $266.7 million in 2006 related to the acquisition of PEML, a private company.

Certain of the Trust's assets are held by entities which transfer taxable income to unitholders. The excess of the carrying value of these assets over the tax value is $77.2 million at December 31, 2006.

On October 31, 2006, the Federal Government announced proposals pertaining to the taxation of distributions from publicly traded Canadian income trusts, royalty trusts and partnerships. The proposals include a 31.5 percent tax imposed on income before distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the proposals would apply to the Trust effective January 1, 2011. On December 21, 2006, the Department of Finance issued draft legislation consistent with the proposals described above.

As at December 31, 2006, the legislative proposals are not substantively enacted and thus there is no impact on the recognition of future income taxes in 2006. If the legislation is enacted, the Trust's taxable status will change resulting in recognition of future tax liabilities at substantively enacted tax rates in respect of temporary differences described above.

The provision for future income taxes is different from the amount computed by applying the combined statutory Canadian Federal and Provincial income tax rate to income for the period before income taxes. The differences are as follows:

(thousands)	2006	2005
Income before income and other taxes and non-controlling interest – exchangeable shares	$ 43,852	$ 60,099
Statutory combined federal and provincial income tax rate	35.5%	38.08%
Expected income tax expense at statutory rates	$ 15,567	$ 22,885
Add (deduct) the income tax effect of:		
Income attributable to the Trust, not subject to income tax	(39,726)	(28,779)
Non-deductible Crown charges	3,294	9,969
Resource allowance	(3,718)	(8,781)
Alberta Royalty Tax Credit	(58)	(121)
Reduction in corporate tax rate	(10,094)	(1,832)
Capital tax	-	836
Other	4,736	1,021
Income and other taxes	$(29,999)	$ (4,802)

The components of the future tax liability at December 31 are as follows:

(thousands)	2006	2005
Capital assets in excess of tax value	$331,150	$87,973
Provision for asset retirement obligation	(11,143)	(5,170)
Other	(1,207)	(1,169)
Future income taxes	$318,800	$81,634

18. COMMITMENTS AND CONTINGENCIES

The Trust is involved in claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2007	2008-2009	2010-2011	2012 and thereafter
Office premises	2,436	626	1,315	495	-
Operating leases	342	342	-	-	-
Mineral and surface leases(2)	26,434	4,406	8,811	8,811	4,406
Transportation and processing	20,138	11,250	5,276	1,038	2,574
Asset retirement obligations(3)	36,131	193	490	950	34,498
Total contractual obligations	85,481	16,817	15,892	11,294	41,478

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 14 and 15.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2007 to 2011 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2012 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

19. SUBSEQUENT EVENT

On January 16, 2007 FET Resources Ltd. redeemed all of its outstanding exchangeable shares. Each redeemed exchangeable share was exchanged for trust units in accordance with the exchange rate in effect at January 15, 2007 of 1.47300.

APPENDIX B - RESERVES INFORMATION

The following cautionary statements are specifically required by NI 51-101.

1. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. There is no assurance that the constant price and cost assumptions and forecast prices and costs assumptions will be attained and variances could be material.

2. Disclosure provided herein in respect of BOE may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio of 6 mcf:1 bbl has been used in all cases in this disclosure. This BOE conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

3. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during the year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

4. Estimates of reserves and future net revenues for individual properties may not reflect the same confidence level as estimates of reserves and future net revenues for all properties due to the effects of aggregation.

5. In all cases, the F&D or FD&A cost is calculated by dividing the identified capital expenditures by the applicable reserves additions.

2006 RESERVES SUMMARY

Company Gross Reserves at December 31, 2006
(before deduction of royalties payable, not including royalties receivable)
(based on Forecast Prices and Costs)

	Light & Medium Crude Oil (mbbl)	Natural Gas (Mmcf)	NGLs (mbbl)	Oil Equivalent (MBOE)
Proved producing	3,971	199,538	1,709	38,936
Proved non-producing	57	14,467	147	2,615
Total proved developed	4,028	214,005	1,856	41,552
Proved undeveloped	188	116,936	693	20,370
Total proved	4,216	330,941	2,549	61,922
Probable additional	1,023	119,997	718	21,740
Total proved + probable	5,239	450,938	3,267	83,662

Company Net Reserves at December 31, 2006
(after deduction of royalties payable, including royalties receivable)
(based on Forecast Prices and Costs)

	Light & Medium Crude Oil (mbbl)	Natural Gas (Mmcf)	NGLs (mbbl)	Oil Equivalent (MBOE)
Proved producing	3,438	172,322	1,313	33,471
Proved non-producing	45	10,785	113	1,956
Total proved developed	3,483	183,107	1,426	35,427
Proved undeveloped	166	100,708	548	17,499
Total proved	3,649	283,815	1,974	52,926
Probable additional	892	103,168	560	18,646
Total proved + probable	4,541	386,983	2,534	71,572

1) Numbers may not add due to rounding.

2006 RESERVE RECONCILIATION
Company Gross Reserves
(before deduction of royalties payable, not including royalties receivable)

	Light & Medium Crude Oil (mbbl)	Natural Gas (Mmcf)	NGLs (mbbl)	Oil Equivalent (MBOE)
TOTAL PROVED				
December 31, 2005	4,087	145,828	2,631	31,022
Discoveries	0	377	0	63
Extensions	135	30,322	404	5,593
Improved recovery	0	0	0	0
Technical revisions	(120)	(6,284)	(216)	(1,384)
Economic factors	0	0	0	0
Acquisitions	749	191,567	0	32,677
Dispositions	0	(1,470)	0	(245)
Production	(634)	(29,399)	(270)	(5,804)
December 31, 2006	**4,216**	**330,941**	**2,549**	**61,922**
PROBABLE				
December 31, 2005	1,521	41,678	789	9,257
Discoveries	0	75	0	13
Extensions	45	8,881	79	1,604
Improved recovery	0	0	0	0
Technical revisions	(731)	(6,077)	(149)	(1,893)
Economic factors	0	0	0	0
Acquisitions	187	75,552	0	12,779
Dispositions	0	(113)	0	(19)
Production	0	0	0	0
December 31, 2006	**1,023**	**119,997**	**718**	**21,740**
PROVED PLUS PROBABLE				
December 31, 2005	5,608	187,506	3,420	40,279
Discoveries	0	452	0	75
Extensions	180	39,203	483	7,196
Improved recovery	0	0	0	0
Technical revisions	(851)	(12,361)	(366)	(3,277)
Economic factors	0	0	0	0
Acquisitions	936	267,119	0	45,456
Dispositions	0	(1,583)	0	(264)
Production	(634)	(29,399)	(270)	(5,804)
December 31, 2006	**5,239**	**450,938**	**3,267**	**83,662**

1) All reserves are based on Forecast Prices and Costs.
2) Numbers may not add due to rounding.

NET PRESENT VALUE SUMMARY

Net Present Value of Future Net Revenue Before Income Taxes – Forecast Prices and Costs

($ thousands)	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%
Proved producing	1,217,303	961,714	802,245	693,059	613,455
Proved non-producing	73,094	53,491	42,806	35,835	30,849
Total proved developed	**1,290,397**	**1,015,205**	**845,051**	**728,894**	**644,304**
Proved undeveloped	416,016	257,184	168,295	113,351	76,974
Total proved	**1,706,413**	**1,272,389**	**1,013,346**	**842,245**	**721,278**
Probable additional	676,660	397,089	262,405	187,039	140,339
Total proved + probable	**2,383,073**	**1,669,478**	**1,275,751**	**1,029,284**	**861,617**

1) Numbers may not add due to rounding.

December 31, 2006 Price Forecast – GLJ Petroleum Consultants Ltd.

	WTI Crude Oil $US/bbl	Edmonton Light Crude Oil $CDN/bbl	Henry Hub Natural Gas $US/Mmbtu	AECO C Natural Gas $CDN/Mmbtu	Westcoast Station 2 Natural Gas $CDN/Mmbtu	Exchange Rate $US/$CDN
2007	62.00	70.25	7.25	7.20	7.20	0.87
2008	60.00	68.00	7.50	7.45	7.45	0.87
2009	58.00	65.75	7.50	7.75	7.75	0.87
2010	57.00	64.50	7.50	7.80	7.80	0.87
2011	57.00	64.50	7.50	7.85	7.85	0.87
2012	57.50	65.00	7.75	8.15	8.15	0.87
2013	58.50	66.25	7.90	8.30	8.30	0.87
2014	59.75	67.75	8.05	8.50	8.50	0.87
2015	61.00	69.00	8.20	8.70	8.70	0.87
2016	62.25	70.50	8.40	8.90	8.90	0.87
2017	63.50	71.75	8.55	9.10	9.10	0.87
Escalate thereafter at	2%/yr	2%/yr	2%/yr	2%/yr	2%/yr	0%/yr

Net Present Value of Future Net Revenue Before Income Taxes – Constant Prices and Costs

($ thousands)	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%
Proved producing	925,108	751,029	637,173	556,728	496,768
Proved non-producing	52,374	39,843	32,397	27,330	23,623
Total proved developed	**977,482**	**790,872**	**669,570**	**584,058**	**520,391**
Proved undeveloped	222,035	129,795	76,307	42,662	20,290
Total proved	**1,199,517**	**920,667**	**745,877**	**626,720**	**540,681**
Probable additional	421,439	260,694	176,952	127,643	96,083
Total proved + probable	**1,620,956**	**1,181,361**	**922,829**	**754,363**	**636,764**

1) Numbers may not add due to rounding.

Constant Prices at December 31, 2006

	Edmonton Light Crude Oil $CDN/bbl	AECO C Natural Gas $CDN/Mmbtu	Westcoast Station 2 Natural Gas $CDN/Mmbtu
2007 and thereafter	67.58	6.07	6.22

FINDING AND DEVELOPMENT COSTS

Company Gross Reserves Excluding the Effect of Acquisitions and Dispositions [1]	2006	2005	2004	Three-Year Total
Capital expenditures – $MM	**57.2**	43.0	25.2	125.4
Net change in future development capital – $MM				
Proved	**11.5**	13.9	9.5	35.0
Proved plus probable	**14.3**	15.9	3.6	33.8
Total capital including change in future development capital – $MM				
Proved	**68.7**	57.0	34.6	160.3
Proved plus probable	**71.5**	58.9	28.8	159.1
Reserve additions – MMBOE				
Proved	**4.27**	2.61	1.88	8.76
Proved plus probable	**4.00**	1.63	1.80	7.42
Finding and development cost – $/BOE				
Proved	**$16.09**	$21.86	$18.40	$18.30
Proved plus probable	**$17.89**	$36.15	$15.99	$21.44

(1) Reserves are based on Forecast Prices and Costs.
(2) Numbers may not add due to rounding.

FINDING, DEVELOPMENT AND ACQUISITION COSTS

Company Gross Reserves Including the Effect of Acquisitions and Dispositions [1]	2006	2005	2004	Three-Year Total
Capital expenditures – $MM	**1,161.0**	53.4	154.8	1,369.2
Net change in future development capital – $MM				
Proved	**197.1**	14.1	18.6	229.8
Proved plus probable	**254.2**	18.9	21.4	294.4
Total capital including change in future development capital – $MM				
Proved	**1,358.1**	67.5	173.4	1,599.0
Proved plus probable	**1,415.2**	72.3	176.2	1,663.6
Reserve additions – MMBOE				
Proved	**36.70**	3.09	12.50	52.30
Proved plus probable	**49.19**	2.42	15.48	67.09
Finding and development cost – $/BOE				
Proved	**$37.00**	$21.84	$13.87	$30.58
Proved plus probable	**$28.77**	$29.87	$11.38	$24.80

(1) Reserves are based on Forecast Prices and Costs.
(2) Numbers may not add due to rounding.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

Focus Energy Trust units trade on the TSX under the symbol FET.UN .

For further information please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer

Focus Energy Trust
Suite 3300, 205 – 5 Avenue S.W.
Calgary, Alberta
T2P 2V7
Telephone: (403) 781-8409
Fax: (403) 781-8408

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

VIA SEDAR

March 1, 2007 **(Amended)**

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission

Dear Sirs,

Re: Focus Energy Trust
Annual & Special Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Focus Energy Trust:

Issuer:	Focus Energy Trust
Meeting Type:	Annual & Special Meeting
CUSIP / ISIN – Trust Units:	CA34415R1082
CUSIP / ISIN – Limited Partnership Units:	CA34415U2002
Meeting Date:	May 17, 2007
Record Date of Notice:	March 29, 2007
Record Date of Voting:	**March 29, 2007**
Beneficial Ownership Determination Date:	**March 29, 2007**
Class of Securities Entitled to Receive Notice	Trust Units & Limited Partnership Units
Class of Securities Entitled to Vote:	Trust Units & Limited Partnership Units
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Focus Energy Trust.

Yours truly,

'Signed"
June Lam
Officer, Income Trusts

cc: Focus Energy Trust
Attn: Bill Ostlund

NEWS RELEASE

FOCUS ENERGY TRUST RELEASES 2006 TAX INFORMATION FOR CANADIAN AND U.S. RESIDENT UNITHOLDERS

Calgary, February 23, 2007 — Focus Energy Trust is pleased to provide 2006 tax information for its Canadian and U.S. resident unitholders.

2006 CANADIAN TAX INFORMATION

The following information is intended to assist Canadian holders of trust units of Focus Energy Trust (FET.UN – TSX) in the preparation of their 2006 T1 Income Tax Return. This summary is directed to a unitholder who, for purposes of the Income Tax Act (Canada), is a resident of Canada and holds the units as capital property. Other unitholders are advised to consult with their tax advisor concerning their circumstances.

Trust Units held within an RRSP, RRIF or DPSP

NO AMOUNTS are to be reported on the 2006 income tax return where trust units are held within a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), Deferred Profit Savings Plan (DPSP), or any other such registered plans.

Trust Units held outside of an RRSP, RRIF or DPSP

If the trust unit is held through a broker or other intermediary then the unitholder will receive a T3 Supplementary slip directly from the broker or intermediary, not from the transfer agent (Valiant Trust Company) or from Focus, no later than March 31, 2007.

If the unitholder is a registered holder then the unitholder will receive a T3 Supplementary slip directly from Valiant Trust Company.

The amount reported in Box (26) on the T3 Supplementary slip, "Other Income", should be reported on the 2006 T1 Income Tax Return.

Taxable Income Allocated to Unitholders for 2006 and Taxation Treatment

Focus Energy Trust, for purposes of the Canadian Income Tax Act, is treated as a mutual fund trust and each year the Trust files an income tax return with the taxable income allocated to the unitholders. Distributions paid to the unitholders may be both a return on capital (income) and a return of capital. The allocation between these two streams is dependent upon the income tax deductions that the Trust is able to claim against the income it earns.

For those unitholders who held their Focus Energy Trust units outside of a registered plan, the income portion is reported in Box (26) of the T3 Supplementary slip, "Other Income", and should be reported on the 2006 T1 Income Tax Return.

The following table outlines the breakdown of cash distributions per unit paid by Focus Energy Trust with respect to record dates for the period January 31 to December 31, 2006.

Record Date	Payment Date	Distribution Paid	Taxable Income (Box 26 Other Income)	Tax Deferred Amount (Box 42 Return of Capital)
January 31, 2006	February 15, 2006	$0.19	$0.19	$0.00
February 28, 2006	March 15, 2006	$0.19	$0.19	$0.00
March 31, 2006	April 17, 2006	$0.19	$0.19	$0.00
April 30, 2006	May 15, 2006	$0.19	$0.19	$0.00
May 31, 2006	June 15, 2006	$0.19	$0.19	$0.00
June 30, 2006	July 17, 2006	$0.19	$0.19	$0.00
July 31, 2006	August 15, 2006	$0.16	$0.16	$0.00
August 31, 2006	September 15, 2006	$0.16	$0.16	$0.00
September 30, 2006	October 16, 2006	$0.16	$0.16	$0.00
October 31, 2006	November 15, 2006	$0.16	$0.16	$0.00
November 30, 2006	December 15, 2006	$0.16	$0.16	$0.00
December 31, 2006	January 15, 2007	$0.16	$0.16	$0.00
	Total	**$2.10**	**$2.10**	**$0.00**

Adjusted Cost Base

In most circumstances, the return of capital portion will reduce the unitholder's adjusted cost base of their Focus Energy Trust units. Since the return of capital for 2006 is nil, there should be no effect on the adjusted cost base.

2006 U.S. TAX INFORMATION

The following information is being provided to assist U.S. individual unitholders of Focus Energy Trust in reporting distributions received from Focus during 2006 on their Internal Revenue Service ("IRS") Form 1040 – U.S. Individual Income Tax Return ("Form 1040") for 2006.

Focus has not obtained a legal or tax opinion, nor has it requested a ruling from the IRS on these matters.

Trust Units held outside of a Qualified Retirement Plan

For distributions relating to 2006, 100 percent of the distributions should be considered taxable as dividends to the unitholder for U.S. federal income tax purposes. After consulting with its tax advisors, Focus believes that its distributions should be considered "Qualified Dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003 and should be eligible for the reduced U.S. dividend tax rate. However, the individual taxpayer's situation must be considered before making this determination. Qualified Dividends should be reported on Line 9(b) of the IRS Form 1040, unless the facts of the U.S. individual unitholder determine otherwise. Page 23 of the IRS 2006 Form 1040 instruction booklet provides examples of individual situations where the distributions would not be "Qualified Dividends". Where the distributions are not considered "Qualified Dividends" due to an individual's situation, the amount should be reported on Schedule B, Part II – Ordinary Dividends and Line 9 (a) of your IRS Form 1040.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet provided by the IRS to determine the amount of tax applicable.

Canadian withholding taxes that have been withheld from the taxable portion of your distributions (as computed under Canadian tax principles) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate or Trust)". Amounts over-withheld should be claimed as a refund from the Canada Revenue Agency and should not be claimed as a credit against your U.S. federal income tax liability. Information regarding the amount of Canadian tax withheld relating to 2006 distributions should be available through your investment advisor or other intermediary and is not available from Focus.

Trust Units held within a Qualified Retirement Plan

There should be no amount that is required to be reported as income on an IRS Form 1040 where the Focus trust units are held in a Qualified Retirement Plan.

The information in this release is not meant to be an exhaustive discussion of all possible income tax considerations, but a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Focus Energy Trust units. Holders or potential holders of trust units should consult their tax advisors as to their particular tax consequences of holding Focus trust units.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

Focus Energy Trust units trade on the TSX under the symbol FET.UN.

For further information, please contact:

Bill Ostlund
Senior Vice President & Chief Financial Officer
Focus Energy Trust
Suite 3300, 205 – 5 Avenue S.W.
Calgary, Alberta
T2P 2V7
Phone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR MARCH 15, 2007

Calgary, February 15, 2007 — Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution in respect of February production of Cdn. $0.14 per trust unit and limited partnership unit will be paid on March 15, 2007 to unitholders of record on February 28, 2007. The ex-distribution date is February 26, 2007.

In addition, Focus announces that funds received for reinvestment under the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") relating to the distribution payment on March 15, 2007, will be reinvested by issuing trust units from treasury at 95% of the Average Market Price as defined in the Plan. Funds received as Optional Cash Payments under the Plan relating to the distribution payment date of March 15, 2007, will be invested by issuing trust units from treasury at 100% of the Average Market Price as defined in the Plan.

The Plan provides eligible unitholders of Focus trust units the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional trust units. Detailed information about the Plan, including the complete Plan text, authorization forms and Frequently Asked Questions, is available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES ISSUANCE OF UNITS FROM TREASURY FOR DRIP AND OTUPP

Calgary, February 2, 2007 – Focus Energy Trust ("Focus") (FET.UN – TSX) announces that funds received for reinvestment under the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") relating to the distribution payment on February 15, 2007 will be reinvested by issuing trust units from treasury at 95% of the Average Market Price as defined in the Plan.

Funds received as Optional Cash Payments under the Plan relating to the distribution payment date of February 15, 2007, will be invested by issuing trust units from treasury at 100% of the Average Market Price as defined in the Plan.

The Plan provides eligible unitholders of Focus trust units the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional trust units. Detailed information about the Plan, including the complete Plan text, authorization forms and Frequently Asked Questions, is available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer

Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES Q1 DISTRIBUTIONS

Calgary, January 11, 2007 — Focus Energy Trust ("Focus") (FET.UN — TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the first quarter of 2007 at monthly distributions of $0.14 per trust unit. Further, Focus has declared a distribution of $0.14 per trust unit to be paid on February 15, 2007 in respect of January production, for unitholders of record on January 31, 2007. The ex-distribution date is January 29, 2007.

Record Date	Ex-Distribution Date	Distribution Payment Date	Distribution per Unit
January 31	January 29, 2007	February 15, 2007	$0.14
February 28	February 26, 2007	March 15, 2007	$0.14 (*)
March 31	March 28, 2007	April 16, 2007	$0.14 (*)

(*) Estimated distributions based upon current market outlook and are subject to change.

Focus adheres to a business strategy of sustainability where the sum of capital expenditures and distributions is approximately equal to cash flow. As the forward strip for natural gas has continued to weaken significantly over the last several months, there has been a corresponding reduction in expected 2007 cash flow which has prompted an examination of our capital programs and distribution levels. We remain concerned about further short term weakness in natural gas prices and believe that we need to act in a prudent and proactive manner to ensure sustainability. To that end we have elected to reduce our distributions and trim back our capital programs for 2007. As a result, our production and capital guidance for 2007 will be closer to the lower end of the ranges provided in our 2006 Third Quarter Report. Our inventory of quality drilling prospects continues to be profitable at a flat $5.00/GJ gas price. We are prepared to expand our capital programs should we see a reduction in capital costs or an increase in natural gas prices. Low natural gas prices are tempering the record drilling levels and service costs, and we are encouraged by early signs of increased capital efficiencies, and ultimately greater opportunities within the industry. Focus is well positioned going forward with its sustainable business strategy, extensive drilling inventory, and a strong financial position.

The Trust continues to use price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices. The following is a summary of Focus' current financial and physical forward sales arrangements.

Price Protection (volume and reference price)		2007				2008
		Q1	Q2	Q3	Q4	Q1
Natural gas	mmcf/d	81.9	77.5	77.5	45.0	28.3
	CDN$/mcf	$8.68	$8.01	$8.01	$8.26-$8.43	$8.62-$9.02
Crude oil	bbls/d	400	400	400	400	-
	CDN$/bbl	$70.00-$79.00	$70.00-$79.00	$70.00-$79.00	$70.00-$79.00	-

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE JANUARY 15, 2007

Calgary, January 2, 2007 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.46445 to 1.47300. Such increase will be effective on January 15, 2007.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
December 31, 2006	1.46445	$0.16	$18.7192	0.00855	January 15, 2007	1.47300

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

Focus Energy Trust (the "Trust")(TSX:FET.UN) announced on November 29, 2006 that as a result of minimal number of exchangeable shares outstanding, FET Resources Ltd.("FET")(TSX:FTX) has elected to redeem all of its Exchangeable Shares outstanding on January 16, 2007. In connection with this redemption, FET ExchangeCo Ltd. has exercised its overriding "redemption call right" to purchase such exchangeable shares from holders of record. Each redeemed exchangeable share will be purchased for trust units of the Trust in accordance with the exchange ratio in effect at January 15, 2007 of 1.47300, rounded to the nearest whole trust unit. A Notice of Redemption has been mailed to all exchangeable shareholders outlining the terms of this redemption. Focus will also mail a formal Letter of Transmittal to all exchangeable shareholders of record on January 16, 2007 to complete this transaction. All trust units issueable on the purchase of the exchangeable shares will be eligible for the distribution to unitholders of record on January 31, 2007 and payable on February 15, 2007.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

[redacted]

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR JANUARY 15, 2007

Calgary, December 15, 2006 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of December production of Cdn. $0.16 per trust unit and limited partnership unit will be paid on January 15, 2007 to unitholders of record on December 31, 2006. The ex-distribution date is December 27, 2006.

In addition, Focus announces that funds received for reinvestment under the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") relating to the distribution payment on January 15, 2007, will be reinvested by issuing trust units from treasury at 95% of the Average Market Price as defined in the Plan. Funds received as Optional Cash Payments under the Plan relating to the distribution payment date of January 15, 2007, will be invested by issuing trust units from treasury at 100% of the Average Market Price as defined in the Plan.

The Plan provides eligible unitholders of Focus trust units the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional trust units. Detailed information about the Plan, including the complete Plan text, authorization forms and Frequently Asked Questions, is available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE DECEMBER 15, 2006

Calgary, December 1, 2006 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.45557 to 1.46445. Such increase will be effective on December 15, 2006.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
November 30, 2006	1.45557	$0.16	$18.0260	0.00888	December 15, 2006	1.46445

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES THE REDEMPTION OF EXCHANGEABLE SHARES

Calgary, November 29, 2006 - Focus Energy Trust (the "Trust")(TSX:FET.UN) announces that as a result of minimal number of exchangeable shares outstanding, FET Resources Ltd. ("FET")(TSX:FTX) has elected to redeem all of its Exchangeable Shares outstanding on January 16, 2007. In connection with this redemption, FET ExchangeCo Ltd. has exercised its overriding "redemption call right" to purchase such exchangeable shares from holders of record. Each redeemed exchangeable share will be purchased for trust units of the Trust in accordance with the exchange ratio in effect at January 15, 2007, rounded to the nearest whole trust unit. A Notice of Redemption has been mailed to all exchangeable shareholders outlining the terms of this redemption. Focus will also mail a formal Letter of Transmittal to all exchangeable shareholders of record on January 16, 2007 to complete this transaction. All trust units issueable on the purchase of the exchangeable shares will be eligible for the distribution to unitholders of record on January 31, 2007 and payable on February 15, 2007.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

FOR FURTHER INFORMATION CONTACT:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer

Focus Energy Trust
c/o FET Resources Ltd.
Suite 3300, 205 - 5 Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403) 781-8409
Fax: (403) 781-8408

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST ANNOUNCES ISSUANCE OF UNITS FROM TREASURY FOR DRIP AND OTUPP

Calgary, November 24, 2006 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) announces that funds received for reinvestment under the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") relating to the distribution payment on December 15, 2006 will be reinvested by issuing trust units from treasury at 95% of the Average Market Price as defined in the Plan.

Funds received as Optional Cash Payments under the Plan relating to the distribution payment date of December 15, 2006, will be invested by issuing trust units from treasury at 100% of the Average Market Price as defined in the Plan.

The Plan provides eligible unitholders of Focus trust units the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional trust units. Detailed information about the Plan, including the complete Plan text, authorization forms and Frequently Asked Questions, is available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer

Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR DECEMBER 15, 2006

Calgary, November 15, 2006 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of November production of Cdn. $0.16 per trust unit and limited partnership unit will be paid on December 15, 2006 to unitholders of record November 30, 2006. The ex-distribution date is November 28, 2006.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

Q3

2006 Interim Report

www.focusenergytrust.com

Consolidated Highlights

(thousands of dollars, except where indicated)	Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005	Change
FINANCIAL					
Oil and gas revenues, before transportation system charges and royalties	**90,395**	48,790	**187,204**	139,354	34%
Funds flow from operations [1]	**60,134**	29,773	**116,810**	84,018	39%
Per unit [2] [3]	**$ 0.77**	$ 0.80	**$ 2.25**	$ 2.25	0%
Cash distributions per trust unit					
Per unit	**$ 0.48**	$ 0.52	**$ 1.62**	$ 1.48	9%
Payout ratio (per-unit basis)	**63%**	65%	**72%**	66%	6%
Net income	**12,670**	17,573	**51,321**	45,605	13%
Per unit	**$ 0.19**	$ 0.48	**$ 1.08**	$ 1.25	(14%)
Capital expenditures	**36,459**	5,657	**63,420**	32,170	97%
Acquisitions	**-**	10,394	**1,091,294**	10,396	
Long-term debt less working capital	**313,013**	94,252	**313,013**	94,252	232%
Total Trust Units – outstanding (000's)[3]	**78,425**	37,418	**78,425**	37,418	110%
Weighted average Total Trust Units (000's)[4]	**78,399**	37,381	**51,892**	37,311	39%
OPERATIONS					
Average daily production					
Crude oil (bbls/d)	**1,844**	1,718	**1,673**	1,782	(6%)
NGLs (bbls/d)	**740**	833	**735**	783	(6%)
Natural gas (mcf/d)	**115,612**	44,910	**69,425**	45,166	54%
Barrels of oil equivalent (@ 6:1)	**21,853**	10,036	**13,980**	10,092	39%
Average product prices realized [5]					
Crude oil (CDN$/bbl)	**$ 70.09**	$ 57.78	**$ 68.81**	$ 55.77	23%
NGLs (CDN$/bbl)	**$ 66.56**	$ 62.41	**$ 64.00**	$ 56.47	13%
Natural gas (CDN$/mcf)	**$ 6.75**	$ 7.77	**$ 7.14**	$ 7.50	(5%)
Field netback per BOE					
Revenue [5]	**$ 43.92**	$ 49.87	**$ 47.12**	$ 47.85	(2%)
Royalties, net of ARTC	**$ (8.37)**	$ (12.16)	**$ (9.52)**	$ (11.53)	(17%)
Production expenses	**$ (3.50)**	$ (3.56)	**$ (4.24)**	$ (3.95)	7%
Field netback [6]	**$ 32.04**	$ 34.15	**$ 33.36**	$ 32.38	3%
Wells drilled					
Gross	**154**	16	**171**	31	452%
Net	**128.6**	13.9	**144.0**	24.6	485%
Success rate	**100%**	100%	**100%**	100%	0%
TRUST UNIT TRADING STATISTICS					
Unit prices					
High	**$ 25.09**	$ 24.05	**$ 25.89**	$ 24.05	
Low	**$ 20.85**	$ 20.99	**$ 20.31**	$ 18.60	
Close	**$ 21.25**	$ 24.04	**$ 21.25**	$ 24.04	(12%)
Daily average trading volume	**282,942**	117,859	**199,258**	100,123	99%

TSX Listings:

FET.UN
FOCUS Energy Trust Units

FTX
FET Resources Ltd.
Exchangeable Shares

For further information about Focus Energy Trust please contact:

Derek Evans
President and
Chief Executive Officer
T: (403) 781-8405
dereke@focusenergytrust.com

Bill Ostlund
Vice President,
Finance and
Chief Financial Officer
T: (403) 781-8406
billo@focusenergytrust.com

Focus Energy Trust
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
T: (403) 781-8409
F: (403) 781-8408

(1) Funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

(2) Based on the weighted average Total Trust Units outstanding for the period.

(3) Total Trust Units being trust units, exchangeable partnership units and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio for the exchangeable shares was 1.44137 at September 30, 2006 and 1.34842 at September 30, 2005. The exchangeable partnership units are exchangeable into trust units on a one-for-one basis.

(4) Weighted average Total Trust Units including trust units, exchangeable partnership units and exchangeable shares converted at the average exchange ratio.

(5) Net of settlements for financial hedging instruments and net of transportation system charges, but excluding the non-cash amortization of change in hedging contracts.

(6) Field netback is before facility income and proceeds from business interruption insurance.

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- Significant increases in production, funds flow from operations and capital program activity as a result of the Profico acquisition
- Most active drilling quarter in the Trust's history with 154 gross wells and 100 percent success rate
- Natural gas hedging gains of $14.5 million positively impacted Q3 2006 funds flow from operations of $60.1 million
- Successful in acquiring an additional 19.25 sections of land in the Shackleton field at the August 15, 2006 land sale
- These additional lands, located in the heart of the Shackleton pool, have over 100 Milk River drilling locations associated with them.

Message to Unitholders

We are pleased to present the results of our first full quarter of operations since our business combination with Profico Energy Management Ltd. The quarter's results, with higher production, increased funds flow and greater activity on the drilling front, are directly attributable to the Profico transaction. The third quarter was the most active in the Trust's history, as we executed drilling programs on both our old and new asset bases. The integration of the assets and the people associated with the Profico transaction is complete and our attention in the third quarter has been directed to ensuring that our expanded asset base creates value for our unitholders.

Although the third quarter provided challenges with respect to weather and equipment availability, we had an active quarter with the drill bit, drilling 154 gross wells (128.6 net). Our most active area during the quarter was Shackleton where we drilled 142 successful Milk River gas wells (119.2 net) on our new Tyner and Sceptre projects. In addition, we were active at Pouce Coupe, Red Earth, Sylvan Lake and Maple Creek, drilling a total of 12 wells (9.4 net) during the quarter, with a success rate of 100 percent.

Production volumes in the quarter averaged 21,853 BOE/d. These volumes are slightly less than we had forecast. Our production volumes on the Focus assets were reduced by approximately 500 BOE/d largely as a result of production that was shut in due to the fire at the Sylvan Lake facility in early July and a Cabin gas well that we have been unable to return to production after the Fort Nelson turnaround in July. Given the wet weather and lack of availability of equipment, there were also associated delays in new production volumes coming on production. The shut-in production and delays in getting new production volumes on, do not represent impairments to the going-forward production base. On the Profico assets, our estimates were high by approximately 750 BOE/d, largely as a result of a new compression project that failed to deliver the anticipated production increases. This reduces our production in this quarter, and will affect our fourth quarter production and our guidance for 2007.

Operating expenses reported for the third quarter of 2006 were $3.50 per BOE versus $3.56 in Q3 of 2005. Our operating expenses are declining on a quarter-over-quarter basis, reflecting the addition of the lower operating cost Profico assets.

In the third quarter, we participated at the August 14, 2006 Saskatchewan land sale at which 22 sections of land in the heart of the Shackleton – Milk River gas play were available. We were successful in acquiring 19.25 sections for a total consideration of $9.8 million. These lands are unique in that they are surrounded by producing Milk River gas wells and have over 100 drilling locations associated with them.

Funds flow from operations for the third quarter was approximately $60.1 million versus $28.0 million in Q2 of 2006, primarily reflecting the 118 percent increase in production volumes as a result of the Profico transaction. On a per-BOE basis, funds flow was negatively impacted by natural gas prices that continued to weaken through the third quarter. The AECO reference price has dropped from $6.04 per mcf in Q2 2006 to $5.66 per mcf in Q3 2006. In Q3 2006 our oil and natural gas physical and financial hedging contracts contributed approximately $13.8 million in additional revenue. The Trust continues to supplement its hedging and physical forward sales portfolio to provide certainty of revenues.

The Sylvan Lake plant that went out of service July 4, 2006 due to an explosion and fire, was returned to full production on September 11, 2006. The lost production revenue and the cost to repair the facility were largely covered by insurance.

Outlook

Our capital program for the remainder of the year will involve the drilling of approximately 30 gross wells at Shackleton and Medicine Hat, and the commencement of our winter drilling program at Tommy Lakes. Completion and tie-in activities will be ongoing to bring the wells drilled in the third quarter in Shackleton on production. This work is currently under way and will be completed by early December. We expect our Tommy Lakes program to commence in mid November, and that three to five wells could be drilled prior to year end, assuming normal early winter weather conditions materialize.

We have adjusted our fourth quarter production guidance downward to reflect the lower anticipated Saskatchewan gas volumes coming out of Q3 2006. This updated guidance can be found in the Outlook section of the MD&A.

In arriving at our production guidance for 2007, we have altered our capitalization and execution strategies based on our operational experience over the last year.

Given the capital cost overruns we continue to see on small two to three well projects, we are electing to focus the majority of our capital spending on Tommy Lakes and Shackleton where economies of scale and better execution efficiencies will maximize our capital dollars.

Although our capital budget is being scaled back in response to lower natural gas prices, the individual Tommy Lakes and Shackleton programs are being expanded to provide capital dollars for initiatives that will generate additional future drilling inventory.

The net result of these changes is that we will effectively deploy less capital on production replacement and increase our spending on the development of future drilling inventory at Tommy Lakes and Shackleton. Our 2007 outlook is presented in the Outlook section of the MD&A and reflects the Trust's operating strategy of sustainability and maintaining production using our inventory of drilling opportunities.

On Tuesday, October 31, 2006 Canada's Minister of Finance, Jim Flaherty, announced plans to tax distributions from publicly traded income trusts. For existing income trusts, the federal government is proposing a four-year transition period with these trusts not being subject to the new measures until their 2011 taxation year. These new tax measures appear to be intended to effectively tax trusts the same as corporations. The proposals are expected to have the most impact on tax-deferred investors (pension funds and RRSP's) and non-resident investors.

We urge investors to read the full transcript of the government's plan at http://www.fin.gc.ca/news06/06-061e.html.

I would like to thank our unitholders for investing in Focus and for their continued support. Thanks also go to our Focus team for their hard work and enthusiastic efforts during a very busy third quarter.

On behalf of the Board of Directors,

Derek W. Evans
President and Chief Executive Officer

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and nine months ended September 30, 2006 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated November 6, 2006 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
OPERATIONS SUMMARY	**2006**	2005	**2006**	2005
Average daily production				
Barrels of oil equivalent (@ 6:1)	**21,853**	10,036	**13,980**	10,092
% of Natural gas	**88%**	75%	**83%**	75%
Average product prices realized [1]				
Crude oil sales (CDN$/bbl)	**$ 74.16**	$ 73.76	**$ 72.28**	$ 66.12
Financial hedging settlements (CDN$/bbl)	**$ (4.07)**	$ (15.98)	**$ (3.47)**	$ (10.35)
Realized price (CDN$/bbl)	**$ 70.09**	$ 57.78	**$ 68.81**	$ 55.77
NGLs (CDN$/bbl)	**$ 66.56**	$ 62.41	**$ 64.00**	$ 56.47
NGL price/Crude oil price	**90%**	85%	**89%**	85%
Natural gas sales (CDN$/mcf)	**$ 6.11**	$ 8.52	**$ 6.77**	$ 8.15
Transportation system charges (CDN$/mcf)	**$ (0.32)**	$ (0.66)	**$ (0.46)**	$ (0.61)
Financial hedging settlements (CDN$/mcf)	**$ 0.96**	$ (0.09)	**$ 0.82**	$ (0.04)
Realized price (CDN$/mcf)	**$ 6.75**	$ 7.77	**$ 7.14**	$ 7.50
Reference prices & differential to Focus sales price, after transportation and before price protection				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 81.63**	$ 75.51	**$ 76.43**	$ 67.62
Differential (CDN$/bbl)	**$ (7.47)**	$ (1.75)	**$ (4.14)**	$ (1.49)
Natural gas (AECO daily CDN$/mcf)	**$ 5.66**	$ 9.38	**$ 6.40**	$ 7.88
Differential (CDN$/mcf)	**$ (0.27)**	$ (0.43)	**$ (0.51)**	$ (0.18)
Production revenue before transportation system charges ($ thousands)				
Crude oil, before hedging settlements	**12,618**	11,699	**33,156**	32,257
Financial hedging settlements	**(691)**	(2,525)	**(1,585)**	(5,036)
NGLs	**4,534**	4,785	**12,850**	12,066
Natural gas, before transportation system charges	**64,996**	35,202	**128,453**	100,499
Financial hedging settlements	**10,239**	(371)	**15,632**	(432)
Non-cash amortization of hedging contracts [2]	**(1,301)**	-	**(1,301)**	-
Production revenue	**90,395**	48,790	**187,204**	139,354
Funds flow from operations per BOE				
Production revenue	**$ 40.86**	$ 54.56	**$ 45.71**	$ 52.56
Financial hedging settlements	**4.75**	(1.72)	**3.68**	(1.98)
Transportation system charges	**(1.69)**	(2.97)	**(2.27)**	(2.73)
Realized price [1]	**43.92**	49.87	**47.12**	47.85
Royalties, net of ARTC	**(8.37)**	(12.16)	**(9.52)**	(11.52)
Production expenses	**(3.50)**	(3.56)	**(4.24)**	(3.95)
Field netback	**32.04**	34.15	**33.36**	32.38
Facility income	**0.15**	0.57	**0.52**	0.57
Business interruption insurance proceeds	**0.20**	-	**0.10**	-
Interest income	**-**	0.02	**-**	0.01
General and administrative, cash portion	**(0.63)**	(1.17)	**(0.97)**	(1.20)
Elimination of the Executive Bonus Plan	**-**	-	**(0.75)**	-
Interest and financing and other	**(1.85)**	(0.96)	**(1.60)**	(0.94)
Current and large corporations tax	**(0.44)**	(0.35)	**(0.29)**	(0.32)
Funds flow from operations per BOE	**$ 29.91**	$ 32.25	**$ 30.61**	$ 30.50
Funds flow from operations / field netback	**93%**	94%	**92%**	94%
Royalty rate (before hedging settlements and net of transportation system charges)	**21%**	24%	**22%**	23%

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2006	2005	2006	2005
Funds flow from operations ($ thousands)				
Cash flow from operating activities	35,682	29,552	88,861	77,926
Reclamation costs	-	430	285	597
Net change in non-cash working capital items	24,452	(209)	27,664	5,495
Funds flow from operations	60,134	29,773	116,810	84,018

(1) Net of settlements for financial hedging instruments and transportation system charges, but excluding the non-cash amortization of change in hedging contracts

(2) See Note 11 of the notes to the interim financial statements

Overall Performance

This is the first full quarter of Focus which includes the expanded asset and unitholder base following the acquisition of Profico Energy Management Ltd. ("PEML") in June 2006. The operating results for the quarter reflect the acquisition through substantially increased production, funds flow from operations, development drilling activity and the overall strength of the organization.

Natural gas prices continued to be volatile during the third quarter of 2006 and reached a low point in September with the AECO daily index price for the month at $4.70 per mcf. The AECO reference price for natural gas has experienced a continual decline from a high of $11.43 in the fourth quarter of 2005, $7.50 in the first quarter of 2006, $6.04 for the second quarter of 2006 and $5.66 in the third quarter of 2006. Focus continues to utilize a price protection program to reduce the volatility of commodity prices and the corresponding funds flow from operations. During the third quarter of 2006, the longer term physical delivery sales contracts and financial hedging contracts for natural gas strongly supported our financial results with approximately $14.5 million of additional revenue and increased the realized natural gas price by $1.36 per mcf.

Funds flow from operations for the third quarter was $60.1 million or $0.77 per unit compared with $28.0 million or $0.70 per unit for the second quarter of 2006. Funds flow from operations were strong in the third quarter, driven by a 118 percent increase in production compared to the second quarter of 2006, partially offset by a realized natural gas price which is eight percent below the second quarter price.

Net income for the third quarter of $12.7 million declined from the $21.9 million in the second quarter of 2006 primarily due to significantly higher charges recorded for depletion and depreciation resulting from the acquisition in June 2006, and a two percent decrease in funds flow from operations per BOE. The depletion and depreciation rate for the third quarter increased to $26.21 per BOE compared to $16.52 per BOE for the second quarter.

During the third quarter of 2006, funds flow from operations of $60.1 million plus debt and working capital were used to fund $37.3 million in distributions declared to unitholders, $26.7 million invested in capital expenditures for regular development programs and $1.2 million of contributions to the reclamation fund and reclamation costs. The result of these regular activities of the Trust was an increase in debt and working capital deficiency of $5.1 million. In addition, Focus purchased additional mineral interests at Shackleton for $9.8 million which were financed with debt.

Focus undertook active development programs during the quarter with the drilling of 142 natural gas wells at Shackleton, five natural gas wells at Maple Creek, four oil wells at Red Earth, and three natural gas wells at Sylvan Lake. These 154 gross wells (128.6 net) for the third quarter were all successful. Capital expenditures for the third quarter were $36.5 million, driven by the record number of wells drilled by Focus during the quarter.

Business Acquisition

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement which was approved by both the unitholders of Focus and the shareholders of PEML.

Acquisition impacts:

- Production more than doubled, weighted 89 percent towards natural gas.
- A much larger capital expenditure program going forward will be centered on development drilling opportunities at Shackleton in Saskatchewan and Tommy Lakes in British Columbia, conducted on a year-round basis.
- Total acquisition costs of approximately $1.1 billion, before asset retirement obligations and future tax, was financed through the issuance of equity of 30.8 million trust units and 10.0 million exchangeable partnership units and the remainder through debt and cash.

- The remaining $200 million was financed through cash and debt. On a go-forward basis we expect that the debt-to-funds-flow ratio will be in the 1.0 to 1.3 range, based on forecast volumes, capital programs and distributions. In connection with the acquisition, Focus increased its syndicated bank credit facility to $350 million. There is also a $15 million demand operating line of credit.

- Reflecting the new production base and level of capital programs of the Trust, Focus strengthened the organization with the addition of personnel in all areas of the Trust. General and administrative expenses increased accordingly; however, general and administrative expenses on a per BOE basis are lower due to increases in production and overhead recoveries.

Focus remains committed to long-term sustainability, value creation through development drilling and maintaining a strong financial position.

Seasonality of Operations

Prior to the acquisition in June 2006, most of the natural gas properties of Focus were in areas of British Columbia which were only accessible by road in the winter. This included Tommy Lakes and Kotcho-Cabin. These areas represented approximately 70 percent of our production and the majority of the Trust's capital program. Seasonality resulted in capital expenditures, overhead recoveries and utilization of bank credit facilities being highest in the first and fourth quarters of the year. In addition, higher production volumes, revenue and royalties were reported in Q1 and production expenses were higher in the first and fourth quarters when the properties were accessible.

With the acquisition in June 2006, only 30 percent of production is from northeast British Columbia and seasonality will be less of a factor than it has been historically. Winter access issues, especially for the Tommy Lakes winter development program and some environmentally sensitive areas within Shackleton, will continue to impact the operating results of Focus.

Production

2006 Q3 compared with 2006 Q2:

- Average natural gas production for the third quarter of 2006 increased 147 percent to 115.6 Mmcf per day with the contribution of the acquired assets for the full quarter. The acquired properties averaged 75.4 Mmcf per day for the quarter.
- The 18 percent increase in oil production for the quarter is due to the addition of 292 bbls per day of heavy oil as part of the acquisition. Average crude oil production for the quarter is weighted 84 percent to light sweet crude oil and 16 percent to heavy oil. Overall crude oil production going forward will reflect the natural decline of the properties and limited capital investment in oil properties.

2006 Q3 compared with 2005 Q3:

- Average natural gas production for the third quarter of 2006 increased 157 percent from the third quarter of 2005 primarily as a result of the acquisition of PEML which added 75.4 Mmcf per day. Excluding the acquired properties, average natural gas production for the first three quarters of 2006 was 42.9 Mmcf per day compared with 45.1 Mmcf per day for the first three quarters of 2005. Focus continues to direct its investment towards its low decline longer life properties. The production decline on a year-over-year basis is due to declines in the Kotcho-Cabin and Sylvan Lake areas which were partially offset by a production increase at Medicine Hat. Production volumes at Tommy Lakes were essentially the same for both periods.
- Oil production for the third quarter of 2006 increased seven percent from the third quarter of 2005 as a result of the PEML acquisition. Excluding the acquired heavy oil property, oil production has decreased 14 percent from 1,795 bbls per day in Q3 2005 to 1,552 bbls per day in Q3 2006 due to the natural decline of these properties and limited investment.

Pricing and Price Risk Management

Natural Gas Pricing to June 30, 2006 (prior to the PEML acquisition)

- Focus had a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) a higher than standard heat content of our natural gas at 1.16 GJ's per mcf;

b) a high proportion of natural gas delivered to British Columbia markets which received a lower price;

c) a high proportion of natural gas transportation system charges in British Columbia which have a higher charge per mcf;

d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

Natural Gas Pricing after June 30, 2006 (after the PEML acquisition)

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) an average heat content of our natural gas of 1.06 GJ's per mcf (which is approximately at the standard);

  b) approximately 30 percent of natural gas is delivered to British Columbia markets which receives a lower price than the AECO reference price;

  c) approximately 30 percent of natural gas incurs transportation system charges in British Columbia which have a higher charge per mcf;

  d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

- Realized natural gas price compared to AECO daily reference price to September 30, 2006:

	Three Months Ended September 30,		**Nine Months Ended September 30,**	
Realized Price Per Mcf	**2006**	2005	**2006**	2005
AECO daily average (CDN$/mcf)	**$ 5.66**	$ 9.38	**$ 6.40**	$ 7.88
Plus: heat content adjustment [1]	**0.01**	0.87	**0.30**	0.74
Less: differential to B.C. markets [1]	**(0.04)**	(0.24)	**(0.19)**	(0.16)
Less: transportation system charges [1]	**(0.32)**	(0.66)	**(0.46)**	(0.61)
Adjust: timing of actual gas sales [1]	**0.08**	(0.38)	**(0.17)**	(0.16)
Price before price protection (physical & financial)	**5.39**	8.95	**5.89**	7.70
Impact of longer term physical sales contracts	**0.40**	(1.09)	**0.43**	(0.16)
Financial hedging settlements	**0.96**	(0.09)	**0.82**	(0.04)
Realized price per mcf	**$ 6.75**	$ 7.77	**$ 7.14**	$ 7.50
(1) Differential of sales price before price protection to AECO daily reference price per mcf	**$ (0.27)**	$ (0.43)	**$ (0.51)**	$ (0.19)

Natural Gas Pricing for 2006 Q3

- Natural gas reference prices continued to decline in the third quarter of 2006. The average AECO daily reference price per mcf for natural gas was $5.66 during the third quarter of 2006 compared with $7.50 for the first quarter of 2006 and $6.04 for the second quarter of 2006. The average AECO daily reference price in September was $4.70 per mcf.

- Focus' realized natural gas price in the third quarter of 2006 was 13 percent lower than the third quarter of 2005 and eight percent lower than the second quarter of 2006.

- During the third quarter of 2006, the price protection program of Focus reduced some of the volatility in natural gas prices and increased the realized price received by $1.36 per mcf. During the quarter, 17 percent of natural gas was sold under forward physical sales contracts which resulted in natural gas sales being $4.3 million higher than if the natural gas had been sold based on the AECO daily reference price. A further 36 percent of natural gas production was hedged with financial instruments. The impact of the financial instrument settlements was positive $10.2 million for the third quarter of 2006.

- On a year-to-date basis, price protection through physical delivery contracts and financial instruments increased revenue by approximately $23.8 million and increased the realized price for natural gas by $1.25 per mcf. This compares with a cost of $4.5 million, or $0.20 per mcf, for the first nine months of 2005.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $70.09 per barrel for the third quarter of 2006 versus $57.78 for the comparable period in 2005.
- During the third quarter of 2006, the differential between the sales price of our light crude oil compared with the Edmonton par reference price for light oil widened from $1.44 per barrel in the second quarter of 2006 to $4.08 per barrel. Heavy oil production representing 16 percent of oil production for the quarter had a differential of $25.48 per barrel compared to the Edmonton par reference price.
- Crude oil prices remained strong in the third quarter of 2006 and there was a hedging cost of $0.7 million, or $4.07 per barrel. This compares with a cost of $0.6 million, or $4.11 per barrel, in the second quarter of 2006 and a $2.5 million cost, or $15.98 per barrel, for the third quarter of 2005.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices and assist in maintaining sustainable distributions.
- Our current price protection program is outlined below. A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values as at September 30, 2006 is contained in Notes 11 and 12 of the notes to the interim financial statements.

Price Protection at November 6, 2006 (volume and reference price)		2006	2007				2008
		Q4	Q1	Q2	Q3	Q4	Q1
Natural gas	Mmcf/d	80.2	80.0	70.6	70.6	33.2	14.1
	CDN$/mcf	$8.50-$8.56	$8.62	$7.99	$7.99	$8.19-$8.42	$8.74-$9.54
Crude oil	bbls/d	700	-	-	-	-	-
	CDN$/bbl	$62.73-$68.44	-	-	-	-	-

These amounts reflect our natural gas heat content of 1.06 GJ per mcf.

Production Revenue

- Production revenue for the third quarter of 2006 was $90.4 million compared with $48.7 million for the second quarter of 2006.
- The 86 percent increase compared to the second quarter of 2006 resulted from the 147 percent increase in natural gas production and the 18 percent increase in crude oil production, partially offset by decreases in realized prices for both natural gas and crude oil. Natural gas revenue of $65.0 million during the quarter included approximately $14.5 million from price protection through physical delivery contracts and financial instruments.
- Natural gas represented 88 percent of production revenue for the third quarter. Focus has steadily increased its weighting to natural gas and natural gas liquids with acquisitions and through development programs which primarily target natural gas opportunities.
- Revenue for the third quarter of 2006 is 85 percent higher than the third quarter of 2005, again due to the increased production base resulting from the June 2006 acquisition of PEML, offset by lower natural gas and crude oil prices.

Production Expenses

	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Production expenses per BOE	$3.50	$4.62	$5.50	$4.61	$3.56	$4.10	$4.19	$3.76

- For the third quarter of 2006, production expenses were reduced to $3.50 per BOE with the addition of the acquired properties in Saskatchewan which have lower production expenses per BOE, and the regular seasonal pattern of limited spending at the properties in northeast British

Columbia. This compares with $3.56 for the third quarter of 2005 and $4.62 for the second quarter of 2006.

- In general, production expenses in 2006 have experienced upward pressures in response to high activity levels in the sector, competition for services and higher energy costs.
- Our guidance for production expenses per BOE remains at $3.50 to $4.00 for the full yearly average in 2006, and at $3.25 to $3.75 for the fourth quarter of 2006.

General and Administrative Expenses

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
(thousands)	**2006**	2005	**2006**	2005
Cash G&A expenses	**$ 3,054**	$ 1,722	**$ 6,976**	$ 4,957
Overhead recoveries	**(1,795)**	(640)	**(3,290)**	(1,648)
Total cash G&A expenses	**1,259**	1,082	**3,686**	3,309
Non-cash G&A expense(1)	**-**	374	**804**	1,108
Trust Unit Rights Plan expense(2)	**647**	221	**1,312**	618
Net G&A reported	**$ 1,906**	$ 1,677	**$ 5,802**	$ 5,035
Cash-based G&A per BOE	**$ 0.63**	$ 1.17	**$ 0.97**	$ 1.20
Net reported G&A per BOE	**$ 0.95**	$ 1.82	**$ 1.52**	$ 1.83

(1) Gross general and administrative expenses for the first nine months of 2006 included $1.6 million related to the Executive Bonus Plan to June 30 (Q1, Q2 and Q3 2005 - $2.2 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates. The Executive Bonus Plan was terminated June 30, 2006.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 9 of the notes to the interim financial statements.

Cash-based general and administrative expenses were $0.63 per BOE for the third quarter of 2006 compared with $1.66 per BOE for the second quarter of 2006 and $1.17 per BOE in the third quarter of 2005.

With the acquisition of PEML in late June, Focus increased its organizational strength with the addition of personnel in all areas of the Trust as required by the expanded production base, capital programs and corporate requirements. This growth increased general and administrative costs associated with personnel, rent and corporate activities. Notwithstanding that Focus has grown in size, general and administrative expenses per BOE have declined due to the 118 percent increase in the production base of Focus and additional overhead recoveries from operated properties.

The forecast is for cash general and administrative expenses per BOE to be $1.30 to $1.40 for the fourth quarter of 2006 due to annual compensation expenses that occur in the fourth quarter and expenses associated with ensuring compliance with the new regulations regarding internal controls over financial reporting.

Elimination of the Executive Bonus Plan

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the Trust and be more comparable with the standard industry compensation framework for a trust of this size. As part of the change to compensation arrangements, the Executive Bonus Plan was eliminated. In eliminating the Executive Bonus Plan, $3.0 million was to be paid to the participants in the Plan. Half was paid at the end of June 2006 and the remainder will be paid on July 1, 2007. In addition, participants received, in aggregate, an additional 495,600 trust unit appreciation rights during the third quarter of 2006. The financial statements for the second quarter of 2006 recognized the full $3.0 million amount, of which $2,871,856 was allocated to general and administrative expenses and $128,144 was allocated to production expenses.

Interest and Financing Expenses

Interest and financing expenses increased from $1.4 million in the second quarter of 2006 to $3.7 million in the third quarter of 2006 due to additional debt associated with the business acquisition which was drawn near the end of June 2006 and outstanding throughout the quarter. Outstanding long-term bank debt at the end of the quarter increased to $293.3 million at September 30, 2006 from $246.0 million at June 30, 2006.

Interest and financing expenses increased from $0.9 million in the third quarter of 2005 to $3.7 million in the third quarter of 2006 commensurate with higher debt balances and higher interest rates.

Depletion and Depreciation

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended September 30, 2006 increased to $24.39 per BOE ($26.21 per BOE, including the exchangeable share impact) compared to $13.07 per BOE ($16.52 per BOE, including the exchangeable share impact) in the second quarter of 2006. This rate reflects the specific oil and gas properties owned by the Trust, incorporates the results of independent reserve reports dated December 31, 2005 and includes capital expenditures and acquisitions for the first nine months of 2006.

The higher depletion and depreciation expense is mainly due to the business acquisition in late June 2006 for which the Trust recorded a higher proportionate cost per BOE of proved reserves compared to the historic Focus properties.

Asset Retirement Obligation

The asset retirement obligation increased $0.7 million from $30.4 million at June 30, 2006 to $31.1 million at September 30, 2006. The increase reflects new drilling activity and accretion expense net of actual reclamation expenses. A continuity schedule for the nine months ended September 30, 2006 and September 30, 2005 is contained in Note 4 of the notes to the consolidated financial statements.

The asset retirement obligation balance includes $14.6 million associated with the business acquisition late in the second quarter of 2006. This higher asset retirement obligation has resulted in higher accretion expense being recorded in the third quarter.

Income and Other Taxes

Income and other taxes include a future income tax recovery of $7.8 million in the third quarter of 2006 compared to a recovery of $3.1 million in the third quarter of 2005. The recovery of future income tax results from a reduction in federal and Alberta income tax rates in 2006, distributions to unitholders which transfers taxable income from the Trust to individual unitholders, and from the depletion associated with accounting for exchangeable shares.

On October 31, 2006, Canada's Finance Minister announced proposals pertaining to the taxation of distributions from publicly traded income trusts. The proposals include a 31.5 percent tax imposed on distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the proposals would apply to Focus effective January 1, 2011. Focus is currently assessing the proposals and their potential implications.

Capital Expenditures

Capital expenditures for field operations for the third quarter of 2006 were $36.5 million. Our most active area during the quarter was Shackleton, where we spent $17.8 million for the drilling of 142 (119.2 net) successful Milk River gas wells. A total of $8.9 million of capital was spent on other properties, primarily at Pouce Coupe, Red Earth, Sylvan Lake and Maple Creek. On these properties we drilled 12 wells (9.4 net) during the quarter with a success rate of 100 percent. Also included in our capital expenditures for the period is $9.8 million for the acquisition of Crown land at Shackleton.

Capital expenditures for the balance of 2006 are expected to be in the range of $21 million. The remaining capital program will involve the drilling of approximately 35 gross wells, consisting of 12 wells at Shackleton, an 18 well program at Medicine Hat, and the first three to five wells of our winter drilling program at Tommy Lakes. The Shackleton expenditures will also include capital for the completion, tie in and facility work required to bring on the wells drilled in the third quarter. This work is currently underway and will be completed by early December. Depending on rig availability and weather, we may also commence our Shackleton winter drilling program prior to the end of the year. Our Medicine Hat program is underway, and will also be completed and tied in by December. We expect our Tommy Lakes program to commence in mid November, assuming normal early winter weather conditions materialize.

Liquidity and Capital Resources

As at September 30, 2006 Focus had a working capital deficiency of $19.8 million compared with a working capital deficiency of $55.5 million at June 30, 2006, and a working capital deficiency of $5.0 million at December 31, 2005. The working capital deficiency increase of $50.5 million from December 31, 2005 to June 30, 2006 was primarily due to the working capital deficiency of $41.6 million assumed in the PEML acquisition late in June 2006 and increased distributions payable resulting from the issuance of trust units and exchangeable partnership units in connection with the acquisition. During the third quarter of 2006, payments were made with respect to the working capital deficiency assumed in the PEML acquisition, and as a result the working capital deficiency was reduced by approximately $31.5 milion and long-term debt was increased. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, settlement of accrued income taxes, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at September 30, 2006 was $293.2 million compared with $242.0 million at June 30, 2006 and $87.5 million at December 31, 2005. With respect to the increase of $205.7 million in long-term debt from year end, $142.5 million was incurred with respect to the acquisition, a further $31.5 million was incurred to settle obligations related to the acquisition during the third quarter of 2006, and the remainder represents payments for distributions, capital expenditures and reclamation activities being greater than funds flow received for the period.

Focus has a $350 million revolving syndicated credit facility among four financial institutions and a $15 million demand operating line of credit at September 30, 2006. The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to a review by the lenders.

Total debt (long-term debt plus the working capital deficiency) increased from $92.5 million at December 31, 2005 to $313.0 million at September 30, 2006. This increase of $220.5 million during the first nine months of 2006 primarily resulted from the following factors:

- Funds flow from operations of $116.8 million plus debt and working capital were used to fund $86.9 million in distributions declared to unitholders, $53.6 million invested in capital expenditures for regular field operations, and $2.1 million of contributions to the reclamation fund and reclamation costs. The result of these activities of the Trust was an increase in debt and working capital deficiency of $25.8 million.

  With respect to distributions to September 30, 2006, $7.8 million was related to the June 30, 2006 distribution payable for trust units and exchangeable partnership units issued on June 27 in connection with the acquisition.

- Focus invested $9.8 million at the Saskatchewan land sale in August to increase the development inventory of the Trust in the core part of the Shackleton area, and this purchase was funded with debt.

- With respect to the PEML acquisition, Focus paid $199.8 million and obtained net working capital of $15.7 million for a net change in debt and working capital deficiency of $184.1 million.

- Proceeds were $0.7 million from the issuance of equity pursuant to the exercise of trust unit appreciation rights.

Central to Focus' business strategy is the concept of sustainability where the sum of capital expenditures to replace production and distributions is equal to funds flow from operations. Focus plans to finance its program for development drilling and enhancement of production to replace production primarily through investing approximately 30 to 50 percent of funds flow on an annual basis. Capital expenditures, including acquisitions and significant purchases of undeveloped land, above this level will be financed through a combination of funds flow, debt and equity by issuing units from treasury.

On October 11, 2006 Focus announced the introduction of a Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan") which provides eligible unitholders of Focus trust units the advantage of accumulating additional trust units by reinvesting their cash distributions paid by Focus and by making optional payments for additional trust units. Under the distribution reinvestment portion of the DRIP Plan, participants can potentially buy additional units from treasury at 95 percent of the average market price. This DRIP Plan provides a service to unitholders and increases the financial flexibility of Focus. Focus wants to maintain financial flexibility at a time of shifting commodity prices. Consistent with experience of other trusts for this basic type of plan, we expect that the DRIP Plan will generate between $5 million and $10 million through the issuance of equity on an annual basis. Focus will generally use funds generated by

this plan to reduce debt or invest in additional capital projects (including land purchases and expanded development operations).

Capitalization Table

(thousands except per-unit amounts)	Sept. 30, 2006	December 31, 2005
Long-term debt	$ 293,200	$ 87,500
Plus: working capital deficiency	19,813	5,018
Total debt	$ 313,013	$ 92,518
Units outstanding and issuable for exchangeable shares and exchangeable partnership units	78,425	37,456
Market price	$ 21.25	$ 25.72
Market capitalization	$ 1,666,531	$ 963,368
Total capitalization	$ 1,979,544	$ 1,055,886
Total debt as a percentage of total capitalization	15.8%	8.8%
Total debt to funds flow from operations (1)	1.3	0.8

(1) September 30, 2006 is based on the funds flow of the Trust for the quarter ended September 30, 2006.

2006 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2006	January 31, 2006	February 15, 2006	$0.19
February 24, 2006	February 28, 2006	March 15, 2006	$0.19
March 29, 2006	March 31, 2006	April 17, 2006	$0.19
April 26, 2006	April 30, 2006	May 15, 2006	$0.19
May 29, 2006	May 31, 2006	June 15, 2006	$0.19
June 28, 2006	June 30, 2006	July 17, 2006	$0.19
July 27, 2006	July 31, 2006	August 15, 2006	$0.16
August 29, 2006	August 31, 2006	September 15, 2006	$0.16
September 27, 2006	September 30, 2006	October 16, 2006	$0.16
October 27, 2006	October 31, 2006	November 15, 2006	$0.16
November 28, 2006	November 30, 2006	December 15, 2006	$0.16(*)
December 27, 2006	December 31, 2006	January 15, 2007	$0.16(*)

(*) estimated

Focus declared distributions of $1.62 per unit in respect of January to September 2006 production for the nine-month period. On October 12, 2006 the Trust announced that the distributions in respect of October to December production would be at a rate of $0.16 per month. The distribution rate reflects Focus' commitment to a business strategy of sustainability. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

Exchangeable partnership units receive a cash distribution equal to the cash distribution declared for each Focus unit.

Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures. The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units.

Payout Ratio	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
Funds flow from operations (thousands)	$60,134	$116,810
Funds flow from operations per Total Unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	$ 0.77	$ 2.25
Distributions per unit declared	$ 0.48	$ 1.62
Payout ratio – per-unit basis	63%	72%
Cash distributions declared to unitholders and holders of exchangeable partnership units; exchangeable shares do not receive cash distributions (thousands)(1)	$37,274	$ 86,928
Payout ratio - dollar basis(1)	62%	74%

(1) Cash distributions for the nine months ended September 30, 2006 included $7.8 million paid on July 17, 2006 to the former shareholders of PEML in connection with the acquisition on June 27, 2006.

Excluding the $7.8 million of payments to former PEML shareholders at the end of June and the $1.1 million of funds flow from operations associated with the acquired properties, the payout ratio for the nine months ended September 30, 2006 would have been 68 percent.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 14 of the notes to the interim financial statements for further details.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the Assessment of Business Risks section of the Trust's 2005 Annual Report MD&A and the Risk Factors section of the Trust's 2005 Annual Information Form dated March 30, 2006 for a detailed assessment.

Please refer to the Income and Other Taxes section of this interim report which provides additional information on the business risks associated with the October 31, 2006 announcement by the Canada Department of Finance regarding proposed changes to the taxation of income trusts.

Outlook – 2006 and 2007

The following charts summarize Focus' 2006 and 2007 outlook.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders. This Outlook should be read in conjunction with the Assessment of Business Risks section.

Summary of 2006 Expectations	Q4 2006	2006 Full Year Average
Production	22,000 – 23,000 BOE/d	16,000 – 16,500 BOE/d
Weighting to natural gas	89%	85%
Production expenses per BOE	$3.25 - $3.75	$3.50 - $4.00
Cash G&A expenses per BOE	$1.30 - $1.40	$1.25 - $1.50
Capital expenditures – field	$21 million	$84 million
Payout ratio	55% - 60%	65% - 70%
Approximate taxable portion of distributions	100%	100%
Funds from operations / net debt	1.2x – 1.3x	1.2x – 1.3x

Summary of 2007 Expectations		2007 Full Year Average
Production		21,500 – 23,500 BOE/d
Weighting to natural gas		89%
Production expenses per BOE		$3.75 - $4.25
Cash G&A expenses per BOE		$0.90 - $1.10
Capital expenditures – field		$95 - $115 million
Payout ratio		55% - 65%
Approximate taxable portion of distributions		100%
Funds from operations / net debt		1.1x – 1.3x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the key natural gas areas of Focus from August 2002 to June 2006 were only accessible by road in the winter. This included the Tommy Lakes area, which was very significant from a production and development program perspective during that period. Please refer to the Seasonality of Operations section for additional information.
- Prior to June 2006, Focus completed major acquisitions at Tommy Lakes in April 2004 and Medicine Hat in September 2004. The Tommy Lakes acquisition was financed by the issuance from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Effective June 27, 2006 Focus acquired PEML for $1,091 million, excluding asset retirement obligations and future tax. This acquisition had a significant impact on the operations of the Trust with production increasing approximately 140 percent, an expanded capital program that will be conducted on a year-round basis and a strengthened organization. The acquisition was financed with the issuance of 40.8 million trust units or exchangeable partnership units and the payment of $142.5 million from bank credit facilities. Please refer to the Business Acquisition section for additional information.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4
FINANCIAL								
Oil and gas revenues, before royalties	90,395	48,663	48,146	52,315	39,233	46,583	43,981	39,233
Funds flow from operations	60,134	27,988	28,688	32,350	23,241	27,436	26,809	23,241
Per unit – basic	$0.77	$0.70	$0.77	$0.86	$0.63	$0.73	$0.72	$0.63
Cash distributions per trust unit	$0.48	$0.57	$0.57	$0.54	$0.48	$0.48	$0.48	$0.48
Payout ratio (per-unit basis)	63%	82%	74%	63%	77%	66%	67%	77%
Net income [1]	12,670	21,873	16,778	17,858	14,545	14,682	13,351	14,545
Per unit – basic [1]	$0.19	$0.57	$0.46	$0.49	$0.41	$0.40	$0.37	$0.41
Capital expenditures	36,457	2,674	24,289	10,865	11,325	3,962	22,475	11,325
Acquisition expenditures, net	-	1,091,294	-	(33)	1,190	-	77	1,190
Long-term debt plus working capital	313,013	297,450	109,094	92,518	81,158	88,965	94,548	81,158
Total Trust Units – outstanding (000's)	78,425	78,359	37,521	37,456	37,223	37,339	37,290	37,223
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,844	1,563	1,610	1,714	1,903	1,779	1,850	1,903
NGLs (bbls/d)	740	682	784	762	724	770	743	724
Natural gas (mcf/d)	115,612	46,753	45,137	42,629	43,080	46,997	43,575	43,080
BOE (@ 6:1)	21,853	10,038	9,917	9,582	10,036	10,382	9,856	9,807

(1) Restated at June 30, 2005 with new accounting policy EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts"

Consolidated Balance Sheets (unaudited)

(thousands)	September 30, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	**$ -**	$ 4,696
Accounts receivable	**36,106**	21,065
Prepaid expenses and deposits	**5,141**	1,952
Commodity contracts [note 11]	**5,583**	-
	46,830	27,713
Petroleum and natural gas properties and equipment [note 3]	**1,320,041**	430,865
Goodwill [note 3]	**464,177**	5,100
Reclamation fund	**4,815**	2,711
	$1,835,863	$466,389
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 49,006**	$ 26,127
Cash distributions payable	**12,431**	6,604
Commodity contracts [note 11]	**5,206**	-
	66,643	32,731
Long-term debt [note 5]	**293,200**	87,500
Asset retirement obligation [note 4]	**31,107**	15,090
Future income taxes [note 3]	**334,523**	81,634
	725,473	216,955
NON-CONTROLLING INTEREST		
Exchangeable shares [note 6]	**4,369**	4,131
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	**921,228**	244,426
Exchangeable partnership units [note 8]	**218,500**	-
Contributed surplus	**2,158**	1,135
Accumulated income	**(35,865)**	(258)
	1,106,021	245,303
Commitments and contingencies [note 14] Subsequent event [note 15]		
	$1,835,863	$466,389

See Notes to Consolidated Financial Statements

Approval on behalf of the Board of Directors:

STUART G. CLARK
Director

JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income (Deficit) (unaudited)

	Three Months Ended, September 30,		Nine Months Ended, September 30,	
(thousands except per-unit amounts)	**2006**	2005	**2006**	2005
Revenue				
Production revenue	**$ 90,395**	$ 48,790	**$187,205**	$139,354
Royalties	**(16,918)**	(11,355)	**(36,683)**	(32,122)
Alberta Royalty Tax Credit	**84**	126	**343**	364
Facility income	**700**	523	**2,367**	1,566
Interest income	**8**	15	**19**	30
	74,269	38,099	**153,251**	109,192
Expenses				
Transportation system charges	**3,397**	2,740	**8,668**	7,516
Production	**7,044**	3,289	**16,172**	10,881
General and administrative	**1,905**	1,676	**5,802**	5,036
Elimination of the Executive Bonus Plan [note 10]	**-**	-	**2,872**	-
Interest and financing	**3,729**	891	**6,123**	2,586
Depletion and depreciation	**52,684**	14,089	**81,502**	40,625
Accretion of asset retirement obligation	**523**	214	**1,307**	618
	69,282	22,899	**122,446**	67,262
Income before income taxes	**4,987**	15,200	**30,805**	41,930
Income and other taxes				
Future income tax reduction	**(7,811)**	(3,079)	**(21,415)**	(5,628)
Current and large corporations tax	**8**	323	**221**	882
	(7,803)	(2,756)	**(21,194)**	(4,746)
Non-controlling interest – exchangeable shares	**119**	383	**678**	1,071
Net income for the period	**12,671**	17,573	**51,321**	45,605
Accumulated income (deficit), beginning of period	**(11,262)**	3,149	**(258)**	9,955
Cash distributions	**(37,274)**	(19,039)	**(86,928)**	(53,877)
Accumulated income (deficit), end of period	**$(35,865)**	$ 1,683	**$(35,865)**	1,683
Net income per unit [note 13]				
Basic	**$ 0.19**	$ 0.48	**$ 1.08**	$ 1.25
Diluted	**$ 0.16**	$ 0.47	**$ 0.99**	$ 1.23

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

(thousands)	Three Months Ended, September 30, 2006	Three Months Ended, September 30, 2005	Nine Months Ended, September 30, 2006	Nine Months Ended, September 30, 2005
Operating activities				
Net income for the period	$ **12,671**	$ 17,573	$ **51,321**	$ 45,605
Add non-cash items:				
Non-controlling interest – exchangeable shares	**119**	382	**678**	1,071
Non-cash general and administrative expenses [notes 7 and 9]	**647**	594	**2,116**	1,726
Depletion and depreciation	**52,684**	14,089	**81,502**	40,625
Accretion on asset retirement obligation	**523**	214	**1,307**	618
Non-cash amortization of hedging contracts	**1,301**	-	**1,301**	-
Future income tax recovery	**(7,811)**	(3,079)	**(21,415)**	(5,628)
Reclamation costs	**-**	(430)	**(285)**	(596)
Net change in non-cash working capital items	**(24,452)**	209	**(27,664)**	(5,495)
	35,682	29,552	**88,861**	77,926
Financing activities				
Unit issue costs	**-**	-	**(140)**	-
Proceeds from exercise of unit appreciation rights	**276**	362	**737**	723
Increase in long-term debt	**51,200**	5,025	**205,700**	19,000
Cash distributions paid	**(39,586)**	(18,291)	**(81,101)**	(53,038)
	11,890	(12,904)	**125,196**	(33,315)
Investing activities				
Capital asset additions	**(36,457)**	(5,657)	**(63,420)**	(32,170)
Acquisition expenditures	**-**	(10,394)	**(142,500)**	(10,396)
Reclamation fund contributions, net of costs	**(1,207)**	99	**(2,103)**	(734)
Net change in non-cash working capital items	**(9,911)**	(651)	**(10,730)**	45
	(47,575)	(16,603)	**(218,753)**	(43,255)
Increase (decrease) in cash and cash equivalents during the period	**(3)**	46	**(4,696)**	1,356
Cash and cash equivalents, beginning	**3**	1,354	**4,696**	44
Cash and cash equivalents, ending	$ **-**	$ 1,400	$ **-**	$ 1,400

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Pursuant to the terms of a net profits interest agreement (the "NPI Agreement"), the Trust is entitled, through a subsidiary, to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd., Focus BC Trust and FET Energy Ltd., wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to the NPI Agreement.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount. See Note 15 for further discussion.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

FET Energy Ltd. is a subsidiary of the Trust. Under a Plan of Arrangement with Profico Energy Management Ltd. ("PEML") dated June 26, 2006, FET Energy Ltd. became the successor company to PEML through amalgamation on June 27, 2006. FET Energy Ltd., through its interest in a partnership, is engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The specific accounting principles used are described in the annual consolidated financial statements of the Trust and should be read in conjunction with these consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

The Trust's most significant properties in terms of production and capital expenditures, prior to the acquisition of properties from PEML, are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months. The properties acquired from PEML allow year-round access which will reduce the significance of the seasonality of operations for the Trust.

Effective January 1, 2005, the Trust has presented accumulated income net of accumulated cash distributions paid or payable to unitholders on the balance sheet.

(thousands)	2006	2005
Accumulated income, before cash distributions	$ 238,279	$ 169,100
Accumulated cash distributions	(274,144)	(167,417)
Balance as at September 30	$ (35,865)	$ 1,683

3. BUSINESS ACQUISITION

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement with PEML. On June 26, 2006, the unitholders of the Trust and the shareholders of PEML voted to approve resolutions to effect the Plan of Arrangement by which security holders of PEML received a total of 5.17 Focus Energy Trust units and/or Focus Limited Partnership exchangeable units and $25.12 cash for each PEML common share and the Trust received the assets and assumed the liabilities of PEML for total consideration of $1,091.3 million.

This amount consisted of the issuance of 30,802,817 Focus Energy Trust units, 9,999,992 Focus Limited Partnership exchangeable units and $199.8 million in cash and transaction costs. Both the Trust and Partnership units had a fair value of $21.85 per unit. The Board of Directors approved the Information Circular dated May 25, 2006 with respect to the Plan of Arrangement on May 24, 2006.

The Trust's aggregate consideration for the acquisition of PEML consists of the following:

Consideration for the acquisition:

($ thousands)	
Trust units issued	673,041
Exchangeable partnership units issued	218,500
Cash	198,253
Transaction costs	1,500
	1,091,294

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration of the PEML acquisition.

Allocation of purchase price:

($ thousands)	
Cash acquired	55,800
Net working capital	(41,819)
Petroleum and natural gas properties and equipment	904,754
Fair value of commodity contracts	1,679
Goodwill	459,077
Asset retirement obligation	(14,570)
Future income taxes	(273,627)
	1,091,294

Effective June 27, 2006, the results from the assets purchased from PEML have been included in the consolidated financial statements of the Trust. Components of the purchase price are preliminary estimates and may change as final information becomes available.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $85.4 million which will be incurred between 2006 and 2039. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 2.0 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	September 30, 2006	September 30, 2005
Balance, beginning of period	$ 15,090	$ 11,461
Accretion expense	1,307	618
Development activity and change in estimates	425	1,150
Acquisitions	14,570	366
Settlement of liabilities	(285)	(596)
Balance, end of period	$ 31,107	$ 12,999

5. LONG-TERM DEBT

As at September 30, 2006 the Trust has a $350 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a two-year amortization period. In addition, the Trust has a $15.0 million demand operating line of credit. At September 30, 2006, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at September 30, 2006 is approximately 5.2 percent.

The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of 8 1/3 percent commencing 15 months after the term date and the remaining 75 percent at the end of the term.

6. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to September 30, 2006, a total of 54,731 exchangeable shares were converted into 77,572 trust units at exchange ratios prevailing at the time. At September 30, 2006, the exchange ratio was 1.44137 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The Company may redeem all but not less than all of the outstanding exchangeable shares at any time when the aggregate number of issued and outstanding exchangeable shares is less than 1,000,000. The Company will, at least 45 days prior to any redemption date, provide the registered holders with written notice of the prospective redemption. The redemption price is equal to that described previously. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

	Number of Shares		Consideration (thousands)	
Exchangeable Shares of FET Resources Ltd.	2006	2005	2006	2005
Balance as at January 1	560,218	977,346	$4,131	$ 4,934
Net income attributable to non-controlling interest	-	-	678	1,071
Exchanged for trust units	(54,731)	(398,128)	(440)	(2,113)
Balance as at September 30	505,487	579,218	4,369	$ 3,892

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement with Storm Energy Inc. in 2002, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

	Number of Units		Consideration (thousands)	
Trust Units of Focus Energy Trust	2006	2005	2006	2005
Balance as at January 1	36,687,167	35,973,651	$244,426	$230,478
Issued pursuant to Plan of Arrangement with PEML (i)	30,802,817	-	673,041	-
Issued on conversion of exchangeable shares (ii)	77,572	520,462	1,842	10,865
Issued pursuant to the Executive Bonus Plan (iii)	42,530	50,728	1,033	1,046
Exercise of Unit Appreciation Rights (iv)	86,500	92,500	1,026	947
Trust unit issue expense		-	(140)	
Balance as at September 30, 2006	67,696,586	36,637,341	921,228	243,336

(i) *Issued pursuant to Plan of Arrangement with PEML at a fair value of $21.85 per trust unit*

(ii) *Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion*

(iii) *Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such Plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.*

(iv) *Exercise of Unit Appreciation Rights includes cash consideration of $736,623 (2005 - $723,296) and contributed surplus credit of $289,628 (2005 - $224,083).*

8. EXCHANGEABLE PARTNERSHIP UNITS

The exchangeable partnership units of Focus Limited Partnership are convertible after January 1, 2007 into trust units, at the option of the holder, on a one-for-one basis. Cash distributions equal to the distribution paid to Trust unitholders are paid to the holders of the exchangeable partnership units.

The Board of Directors may redeem the exchangeable partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date.

The exchangeable partnership units are entitled to vote on Focus matters with Trust unitholders through the Special Voting Unit. The exchangeable partnership units are not listed on any stock exchange and are not transferable.

Exchangeable Partnership Units of Focus Energy Trust	Number of Units 2006	2005	Consideration (thousands) 2006	2005
Balance, beginning of period	-	-	-	-
Issued pursuant to Plan of Arrangement with PEML	9,999,992	-	$218,500	-
Balance as at September 30, 2006	9,999,992	-	$218,500	-

The exchangeable partnership units were issued at a fair value of $21.85 per unit.

9. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established in August 2002 and amended in June 2006. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant rights up to 5 percent of the outstanding trust units, including units issuable upon exchange of exchangeable shares and exchangeable partnership units. As at September 30, 2006, the Trust has listed and reserved 3,856,821 trust units and there are rights outstanding to purchase 2,374,046 trust units pursuant to the terms of the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. At the option of the holder, the exercise price per right can be calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. Rights granted prior to June 2006 have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant. Rights granted under the Plan subsequent to May 2006 have a life of four years and vest equally over a three-year period commencing on the first anniversary of the grant.

	2006		2005	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,311,100	$ 12.52	1,113,100	$ 11.78
Granted	1,244,446	$ 23.03	305,750	$ 21.43
Exercised	(86,500)	$ 8.52	(92,500)	$ 11.56
Cancelled	(95,000)	$ 21.34	(40,000)	$ 15.10
Before reduction of exercise price	2,374,046	$ 17.82	1,286,350	$ 13.99
Reduction of exercise price	-	$ (1.00)	-	$ (0.99)
Balance as at September 30	2,374,046	$ 16.82	1,286,350	$ 13.00

- The average exercise price at the grant date is $19.45.
- The average contractual life of the rights outstanding is 3.17 years.
- The number of rights exercisable at September 30, 2006 is 425,500.
- The average fair value at the grant date for the nine months ended September 30, 2006 is $5.07.

The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $647,301 and $1,312,019 for the quarter and nine months ended September 30, 2006. The Trust recorded non-cash compensation expense of $220,912 and $618,315 for the quarter and nine months ended September 30, 2005.

10. ELIMINATION OF THE EXECUTIVE BONUS PLAN

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the Trust and be more comparable with the standard compensation framework within the sector.

In eliminating the Executive Bonus Plan, $3.0 million is being paid to the participants in the Plan. Half was paid at the end of June 2006 and the remainder will be paid on July 1, 2007. In addition, participants will receive, in aggregate, an additional 495,600 trust unit appreciation rights.

11. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at September 30, 2006. The fair market value of the contracts outstanding at September 30, 2006 would have resulted in a net payment to the Trust of $28.6 million.

At November 8, 2006 the following financial contracts were outstanding:

Financial Contracts	Daily Quantity	Contract Price		Price Index	Term
Crude oil	300 bbls	$ 72.97	Cdn	WTI	October 2006 – December 2006
	400 bbls	$ 55.05–65.05	Cdn	WTI	October 2006 – December 2006
Natural gas	7,000 GJ	$ 7.75-8.78	Cdn	AECO	October 2006
	7,000 GJ	$ 8.75-10.02	Cdn	AECO	October 2006
	6,000 GJ	$ 10.65	Cdn	AECO	October 2006
	3,000 GJ	$ 5.13	Cdn	AECO	October 2006
	6,000 GJ	$ 8.01	Cdn	AECO	October 2006 – March 2007
	20,000 GJ	$ 7.66	Cdn	AECO	October 2006 – March 2007
	7,000 GJ	$ 9.00	Cdn	AECO	October 2006 – March 2007
	13,000 GJ	$ 9.32	Cdn	AECO	November 2006 – March 2007
	11,000 GJ	$ 8.73	Cdn	AECO	November 2006 – March 2007
	15,000 GJ	$ 7.77	Cdn	AECO	April 2007 – October 2007
	10,000 GJ	$ 7.90	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$ 8.00	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$ 7.52	Cdn	AECO	April 2007 – October 2007*
	5,000 GJ	$ 7.50	Cdn	AECO	April 2007 – October 2007*
	5,000 GJ	$ 7.53	Cdn	AECO	April 2007 – October 2007*
	5,000 GJ	$ 7.50	Cdn	AECO	April 2007 – October 2007*
	15,000 GJ	$ 8.25-9.00	Cdn	AECO	November 2007 – March 2008*

**contract entered into subsequent to September 30, 2006*

Focus has designated their commodity contracts as effective accounting hedges on their respective contract dates.

Focus has recognized an asset for commodity contracts of $1.7 million as part of the business acquisition with PEML. This amount will be amortized over the term of those contracts, November 2006 to March 2007.

In July 2006, Focus amended certain commodity contracts effectively canceling a number of contracts with terms of November 2006 to March 2007 and writing new commodity contracts with the same volume over the term August 2006 to March 2007. The result of these amendments was recognition of the fair value of the original commodity contracts as an asset and liability in the balance sheet. The asset is being amortized over the term of the new contracts and has a balance of $3.9 million at September 30, 2006. The liability is being amortized over the original contracts and has a balance of $5.2 million at September 30, 2006. The difference of $1.3 million has been recognized in the income statement.

12. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at September 30, 2006, which have no book value, would have resulted in a net payment to the Trust of $7.0 million.

Physical Sales Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	3,000 GJ	$8.67	Cdn	October 2006
	3,000 GJ	$8.30	Cdn	October 2006
	12,500 GJ	$7.31	Cdn	October 2006 – March 2007
	10,000 GJ	$6.77	Cdn	October 2006 – March 2007
	5,000 GJ	$10.32	Cdn	November 2006 – March 2007
	15,000 GJ	$7.15	Cdn	April 2007 – October 2007*
	10,000 GJ	$7.18	Cdn	April 2007 – October 2007*

**contract entered into subsequent to September 30, 2006*

13. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units and exchangeable partnership units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan, include exchangeable shares converted at the average exchange ratio and include exchangeable partnership units.

Basic per-unit calculations for the three-month period ended September 30 are based on the weighted average number of trust units and exchangeable partnership units outstanding in 2006 of 77,638,100 (2005 of 36,594,045). Basic per-unit calculations for the nine-month period ending September 30 are based on the weighted average number of trust units and exchangeable partnership units outstanding in 2006 of 51,126,735 (2005 of 36,356,904).

Diluted calculations for the three-month period ended September 30 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 540,451 (2005 of 543,091) and 761,279 exchangeable shares (2005 of 787,306) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts. Diluted calculations for the nine-month period ended September 30 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 523,998 (2005 of 512,401) and 765,691for exchangeable shares (2005 of 953,849) converted at the average exchange rate.

Supplementary cash flow information for the nine months ended September 30:

(thousands)		2006		2005
Interest paid	$	8,396	$	2,496
Interest received	$	17	$	17
Taxes paid	$	26,593	$	728
Cash distributions paid	$	81,101	$	53,038

14. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2006	2007-2008	2009-2010	2011 and thereafter
Office premises	1,899	225	1,221	453	-
Operating leases	793	445	348	-	-
Mineral and surface leases(2)	23,893	2,214	8,672	8,671	4,336
Transportation and processing	33,375	13,198	14,208	2,953	3,016
Asset retirement obligations(3)	31,107	343	559	899	29,306
Total contractual obligations	91,067	16,425	25,008	12,976	36,658

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 11 and 12.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2006 to 2011 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2011 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

15. SUBSEQUENT EVENT

On October 31, 2006, Canada's Finance Minister announced proposals pertaining to the taxation of distributions from publicly traded income trusts. The proposals include a 31.5 percent tax imposed on distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the proposals would apply to the Trust effective January 1, 2011. The Trust is currently assessing the proposals and their potential implications.

Corporate Information

SENIOR MANAGEMENT

Derek W. Evans
President and C.E.O.

William D. Ostlund
Vice President, Finance and C.F.O.

Dennis M. Lawrence
Vice President, Engineering

Bryce H. Murdoch
Vice President, Geology

Al S. Pickering
Vice President, Land

David W. Sakal
Vice President, Operations

A. Kim Schoenroth
Controller

Grant A. Zawalsky
Corporate Secretary

DIRECTORS

Matthew J. Brister[4][5]

John A. Brussa[3]

Stuart G. Clark[1][2]

Derek W. Evans

Jeff S. Lebbert[3]

James H. McKelvie[2][3]

David P. O'Brien[5]

Gerald A. Romanzin[2][4][5]

Clayton H. Woitas[4]

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

HEAD OFFICE

Suite 3300, 205 - 5th Avenue S.W.

Calgary, Alberta, Canada T2P 2V7

Tel: (403) 781-8409

Fax: (403) 781-8408

www.focusenergytrust.com

STOCK EXCHANGE LISTING

TSX Listings:

Focus Energy Trust: FET.UN

FET Resources Ltd.: FTX

(Exchangeable Shares)

SOLICITORS

Burnet, Duckworth & Palmer LLP

Calgary, Alberta, Canada

AUDITORS

KPMG LLP

Calgary, Alberta, Canada

BANKERS

Bank Syndicate

Lead Agent: Royal Bank of Canada

Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.

Calgary, Alberta

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

REGISTRAR & TRANSFER AGENT

Valiant Trust Company

Calgary, Alberta

ABBREVIATIONS

API	American Petroleum Institute
ARTC	Alberta Royalty Tax Credit
Bcf	Billions of cubic feet
Bcfe	Billions of cubic feet equivalent
BOE	Barrels of oil equivalent @ 6:1
BOE/d	Barrels of oil equivalent per day
bbl	Barrel of oil or natural gas liquids
bbls	Barrels of oil or natural gas liquids
bbls/d	Barrels per day
$CDN	Canadian Dollar
GJ	Gigajoules
GJ/d	Gigajoules per day
Mmbtu	Millions of British Thermal Units
Mmbtu/d	Millions of British Thermal Units per day
mbbl	Thousand barrels
mbbls	Thousands of barrels
Mmbbls	Millions of barrels
Mmcfe/d	Millions of cubic feet equivalent per day
MBOE	Thousands of barrels of oil equivalent
MBOE/d	Thousands of barrels of oil equivalent per day
MMBOE	Millions of barrels of oil equivalent
mcf	Thousands of cubic feet
mcf/d	Thousands of cubic feet per day
Mmcf	Millions of cubic feet
Mmcf/d	Millions of cubic feet per day
Mw	Megawatt
Mw/hr	Megawatt per hour
NGL	Natural gas liquid
OPEC	Organization of Petroleum Exporting Countries
RLI	Reserve Life Index
TSX	Toronto Stock Exchange
WTI	West Texas Intermediate
$US	United States Dollar

FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
President and Chief Executive Officer
Tel: (403) 781-8405

William D. Ostlund
Vice President, Finance and Chief Financial Officer
Tel: (403) 781-8406

FOCUS ENERGY TRUST

Suite 3300, 205 – 5th Avenue SW, Calgary, Alberta, Canada T2P 2V7 Tel (403) 781-8409 Fax (403) 781-8408 www.focusenergytrust.com

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and nine months ended September 30, 2006 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated November 6, 2006 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
OPERATIONS SUMMARY	**2006**	2005	**2006**	2005
Average daily production				
Barrels of oil equivalent (@ 6:1)	**21,853**	10,036	**13,980**	10,092
% of Natural gas	**88%**	75%	**83%**	75%
Average product prices realized [1]				
Crude oil sales (CDN$/bbl)	**$ 74.16**	$ 73.76	**$ 72.28**	$ 66.12
Financial hedging settlements (CDN$/bbl)	**$ (4.07)**	$ (15.98)	**$ (3.47)**	$ (10.35)
Realized price (CDN$/bbl)	**$ 70.09**	$ 57.78	**$ 68.81**	$ 55.77
NGLs (CDN$/bbl)	**$ 66.56**	$ 62.41	**$ 64.00**	$ 56.47
NGL price/Crude oil price	**90%**	85%	**89%**	85%
Natural gas sales (CDN$/mcf)	**$ 6.11**	$ 8.52	**$ 6.77**	$ 8.15
Transportation system charges (CDN$/mcf)	**$ (0.32)**	$ (0.66)	**$ (0.46)**	$ (0.61)
Financial hedging settlements (CDN$/mcf)	**$ 0.96**	$ (0.09)	**$ 0.82**	$ (0.04)
Realized price (CDN$/mcf)	**$ 6.75**	$ 7.77	**$ 7.14**	$ 7.50
Reference prices & differential to Focus sales price, after transportation and before price protection				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 81.63**	$ 75.51	**$ 76.43**	$ 67.62
Differential (CDN$/bbl)	**$ (7.47)**	$ (1.75)	**$ (4.14)**	$ (1.49)
Natural gas (AECO daily CDN$/mcf)	**$ 5.66**	$ 9.38	**$ 6.40**	$ 7.88
Differential (CDN$/mcf)	**$ (0.27)**	$ (0.43)	**$ (0.51)**	$ (0.18)
Production revenue before transportation system charges ($ thousands)				
Crude oil, before hedging settlements	**12,618**	11,699	**33,156**	32,257
Financial hedging settlements	**(691)**	(2,525)	**(1,585)**	(5,036)
NGLs	**4,534**	4,785	**12,850**	12,066
Natural gas, before transportation system charges	**64,996**	35,202	**128,453**	100,499
Financial hedging settlements	**10,239**	(371)	**15,632**	(432)
Non-cash amortization of hedging contracts [2]	**(1,301)**	-	**(1,301)**	-
Production revenue	**90,395**	48,790	**187,204**	139,354
Funds flow from operations per BOE				
Production revenue	**$ 40.86**	$ 54.56	**$ 45.71**	$ 52.56
Financial hedging settlements	**4.75**	(1.72)	**3.68**	(1.98)
Transportation system charges	**(1.69)**	(2.97)	**(2.27)**	(2.73)
Realized price [1]	**43.92**	49.87	**47.12**	47.85
Royalties, net of ARTC	**(8.37)**	(12.16)	**(9.52)**	(11.52)
Production expenses	**(3.50)**	(3.56)	**(4.24)**	(3.95)
Field netback	**32.04**	34.15	**33.36**	32.38
Facility income	**0.15**	0.57	**0.52**	0.57
Business interruption insurance proceeds	**0.20**	-	**0.10**	-
Interest income	**-**	0.02	**-**	0.01
General and administrative, cash portion	**(0.63)**	(1.17)	**(0.97)**	(1.20)
Elimination of the Executive Bonus Plan	**-**	-	**(0.75)**	-
Interest and financing and other	**(1.85)**	(0.96)	**(1.60)**	(0.94)
Current and large corporations tax	**(0.44)**	(0.35)	**(0.29)**	(0.32)
Funds flow from operations per BOE	**$ 29.91**	$ 32.25	**$ 30.61**	$ 30.50
Funds flow from operations / field netback	**93%**	94%	**92%**	94%
Royalty rate (before hedging settlements and net of transportation system charges)	**21%**	24%	**22%**	23%

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2006	2005	2006	2005
Funds flow from operations ($ thousands)				
Cash flow from operating activities	35,682	29,552	88,861	77,926
Reclamation costs	-	430	285	597
Net change in non-cash working capital items	24,452	(209)	27,664	5,495
Funds flow from operations	60,134	29,773	116,810	84,018

(1) Net of settlements for financial hedging instruments and transportation system charges, but excluding the non-cash amortization of change in hedging contracts

(2) See Note 11 of the notes to the interim financial statements

Overall Performance

This is the first full quarter of Focus which includes the expanded asset and unitholder base following the acquisition of Profico Energy Management Ltd. ("PEML") in June 2006. The operating results for the quarter reflect the acquisition through substantially increased production, funds flow from operations, development drilling activity and the overall strength of the organization.

Natural gas prices continued to be volatile during the third quarter of 2006 and reached a low point in September with the AECO daily index price for the month at $4.70 per mcf. The AECO reference price for natural gas has experienced a continual decline from a high of $11.43 in the fourth quarter of 2005, $7.50 in the first quarter of 2006, $6.04 for the second quarter of 2006 and $5.66 in the third quarter of 2006. Focus continues to utilize a price protection program to reduce the volatility of commodity prices and the corresponding funds flow from operations. During the third quarter of 2006, the longer term physical delivery sales contracts and financial hedging contracts for natural gas strongly supported our financial results with approximately $14.5 million of additional revenue and increased the realized natural gas price by $1.36 per mcf.

Funds flow from operations for the third quarter was $60.1 million or $0.77 per unit compared with $28.0 million or $0.70 per unit for the second quarter of 2006. Funds flow from operations were strong in the third quarter, driven by a 118 percent increase in production compared to the second quarter of 2006, partially offset by a realized natural gas price which is eight percent below the second quarter price.

Net income for the third quarter of $12.7 million declined from the $21.9 million in the second quarter of 2006 primarily due to significantly higher charges recorded for depletion and depreciation resulting from the acquisition in June 2006, and a two percent decrease in funds flow from operations per BOE. The depletion and depreciation rate for the third quarter increased to $26.21 per BOE compared to $16.52 per BOE for the second quarter.

During the third quarter of 2006, funds flow from operations of $60.1 million plus debt and working capital were used to fund $37.3 million in distributions declared to unitholders, $26.7 million invested in capital expenditures for regular development programs and $1.2 million of contributions to the reclamation fund and reclamation costs. The result of these regular activities of the Trust was an increase in debt and working capital deficiency of $5.1 million. In addition, Focus purchased additional mineral interests at Shackleton for $9.8 million which were financed with debt.

Focus undertook active development programs during the quarter with the drilling of 142 natural gas wells at Shackleton, five natural gas wells at Maple Creek, four oil wells at Red Earth, and three natural gas wells at Sylvan Lake. These 154 gross wells (128.6 net) for the third quarter were all successful. Capital expenditures for the third quarter were $36.5 million, driven by the record number of wells drilled by Focus during the quarter.

Business Acquisition

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement which was approved by both the unitholders of Focus and the shareholders of PEML.

Acquisition impacts:

- Production more than doubled, weighted 89 percent towards natural gas.
- A much larger capital expenditure program going forward will be centered on development drilling opportunities at Shackleton in Saskatchewan and Tommy Lakes in British Columbia, conducted on a year-round basis.
- Total acquisition costs of approximately $1.1 billion, before asset retirement obligations and future tax, was financed through the issuance of equity of 30.8 million trust units and 10.0 million exchangeable partnership units and the remainder through debt and cash.

- The remaining $200 million was financed through cash and debt. On a go-forward basis we expect that the debt-to-funds-flow ratio will be in the 1.0 to 1.3 range, based on forecast volumes, capital programs and distributions. In connection with the acquisition, Focus increased its syndicated bank credit facility to $350 million. There is also a $15 million demand operating line of credit.
- Reflecting the new production base and level of capital programs of the Trust, Focus strengthened the organization with the addition of personnel in all areas of the Trust. General and administrative expenses increased accordingly; however, general and administrative expenses on a per BOE basis are lower due to increases in production and overhead recoveries.

Focus remains committed to long-term sustainability, value creation through development drilling and maintaining a strong financial position.

Seasonality of Operations

Prior to the acquisition in June 2006, most of the natural gas properties of Focus were in areas of British Columbia which were only accessible by road in the winter. This included Tommy Lakes and Kotcho-Cabin. These areas represented approximately 70 percent of our production and the majority of the Trust's capital program. Seasonality resulted in capital expenditures, overhead recoveries and utilization of bank credit facilities being highest in the first and fourth quarters of the year. In addition, higher production volumes, revenue and royalties were reported in Q1 and production expenses were higher in the first and fourth quarters when the properties were accessible.

With the acquisition in June 2006, only 30 percent of production is from northeast British Columbia and seasonality will be less of a factor than it has been historically. Winter access issues, especially for the Tommy Lakes winter development program and some environmentally sensitive areas within Shackleton, will continue to impact the operating results of Focus.

Production

2006 Q3 compared with 2006 Q2:

- Average natural gas production for the third quarter of 2006 increased 147 percent to 115.6 Mmcf per day with the contribution of the acquired assets for the full quarter. The acquired properties averaged 75.4 Mmcf per day for the quarter.
- The 18 percent increase in oil production for the quarter is due to the addition of 292 bbls per day of heavy oil as part of the acquisition. Average crude oil production for the quarter is weighted 84 percent to light sweet crude oil and 16 percent to heavy oil. Overall crude oil production going forward will reflect the natural decline of the properties and limited capital investment in oil properties.

2006 Q3 compared with 2005 Q3:

- Average natural gas production for the third quarter of 2006 increased 157 percent from the third quarter of 2005 primarily as a result of the acquisition of PEML which added 75.4 Mmcf per day. Excluding the acquired properties, average natural gas production for the first three quarters of 2006 was 42.9 Mmcf per day compared with 45.1 Mmcf per day for the first three quarters of 2005. Focus continues to direct its investment towards its low decline longer life properties. The production decline on a year-over-year basis is due to declines in the Kotcho-Cabin and Sylvan Lake areas which were partially offset by a production increase at Medicine Hat. Production volumes at Tommy Lakes were essentially the same for both periods.
- Oil production for the third quarter of 2006 increased seven percent from the third quarter of 2005 as a result of the PEML acquisition. Excluding the acquired heavy oil property, oil production has decreased 14 percent from 1,795 bbls per day in Q3 2005 to 1,552 bbls per day in Q3 2006 due to the natural decline of these properties and limited investment.

Pricing and Price Risk Management

Natural Gas Pricing to June 30, 2006 (prior to the PEML acquisition)

- Focus had a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) a higher than standard heat content of our natural gas at 1.16 GJ's per mcf;

b) a high proportion of natural gas delivered to British Columbia markets which received a lower price;

c) a high proportion of natural gas transportation system charges in British Columbia which have a higher charge per mcf;

d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

Natural Gas Pricing after June 30, 2006 (after the PEML acquisition)

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) an average heat content of our natural gas of 1.06 GJ's per mcf (which is approximately at the standard);

  b) approximately 30 percent of natural gas is delivered to British Columbia markets which receives a lower price than the AECO reference price;

  c) approximately 30 percent of natural gas incurs transportation system charges in British Columbia which have a higher charge per mcf;

  d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

- Realized natural gas price compared to AECO daily reference price to September 30, 2006:

	Three Months Ended September 30,		**Nine Months Ended September 30,**	
Realized Price Per Mcf	**2006**	2005	**2006**	2005
AECO daily average (CDN$/mcf)	**$ 5.66**	$ 9.38	**$ 6.40**	$ 7.88
Plus: heat content adjustment [1]	**0.01**	0.87	**0.30**	0.74
Less: differential to B.C. markets [1]	**(0.04)**	(0.24)	**(0.19)**	(0.16)
Less: transportation system charges [1]	**(0.32)**	(0.66)	**(0.46)**	(0.61)
Adjust: timing of actual gas sales [1]	**0.08**	(0.38)	**(0.17)**	(0.16)
Price before price protection (physical & financial)	**5.39**	8.95	**5.89**	7.70
Impact of longer term physical sales contracts	**0.40**	(1.09)	**0.43**	(0.16)
Financial hedging settlements	**0.96**	(0.09)	**0.82**	(0.04)
Realized price per mcf	**$ 6.75**	$ 7.77	**$ 7.14**	$ 7.50
(1) Differential of sales price before price protection to AECO daily reference price per mcf	**$ (0.27)**	$ (0.43)	**$ (0.51)**	$ (0.19)

Natural Gas Pricing for 2006 Q3

- Natural gas reference prices continued to decline in the third quarter of 2006. The average AECO daily reference price per mcf for natural gas was $5.66 during the third quarter of 2006 compared with $7.50 for the first quarter of 2006 and $6.04 for the second quarter of 2006. The average AECO daily reference price in September was $4.70 per mcf.

- Focus' realized natural gas price in the third quarter of 2006 was 13 percent lower than the third quarter of 2005 and eight percent lower than the second quarter of 2006.

- During the third quarter of 2006, the price protection program of Focus reduced some of the volatility in natural gas prices and increased the realized price received by $1.36 per mcf. During the quarter, 17 percent of natural gas was sold under forward physical sales contracts which resulted in natural gas sales being $4.3 million higher than if the natural gas had been sold based on the AECO daily reference price. A further 36 percent of natural gas production was hedged with financial instruments. The impact of the financial instrument settlements was positive $10.2 million for the third quarter of 2006.

- On a year-to-date basis, price protection through physical delivery contracts and financial instruments increased revenue by approximately $23.8 million and increased the realized price for natural gas by $1.25 per mcf. This compares with a cost of $4.5 million, or $0.20 per mcf, for the first nine months of 2005.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $70.09 per barrel for the third quarter of 2006 versus $57.78 for the comparable period in 2005.
- During the third quarter of 2006, the differential between the sales price of our light crude oil compared with the Edmonton par reference price for light oil widened from $1.44 per barrel in the second quarter of 2006 to $4.08 per barrel. Heavy oil production representing 16 percent of oil production for the quarter had a differential of $25.48 per barrel compared to the Edmonton par reference price.
- Crude oil prices remained strong in the third quarter of 2006 and there was a hedging cost of $0.7 million, or $4.07 per barrel. This compares with a cost of $0.6 million, or $4.11 per barrel, in the second quarter of 2006 and a $2.5 million cost, or $15.98 per barrel, for the third quarter of 2005.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices and assist in maintaining sustainable distributions.
- Our current price protection program is outlined below. A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values as at September 30, 2006 is contained in Notes 11 and 12 of the notes to the interim financial statements.

Price Protection at November 6, 2006 (volume and reference price)		2006	2007				2008
		Q4	Q1	Q2	Q3	Q4	Q1
Natural gas	Mmcf/d	80.2	80.0	70.6	70.6	33.2	14.1
	CDN$/mcf	$8.50-$8.56	$8.62	$7.99	$7.99	$8.19-$8.42	$8.74-$9.54
Crude oil	bbls/d	700	-	-	-	-	-
	CDN$/bbl	$62.73-$68.44	-	-	-	-	-

These amounts reflect our natural gas heat content of 1.06 GJ per mcf.

Production Revenue

- Production revenue for the third quarter of 2006 was $90.4 million compared with $48.7 million for the second quarter of 2006.
- The 86 percent increase compared to the second quarter of 2006 resulted from the 147 percent increase in natural gas production and the 18 percent increase in crude oil production, partially offset by decreases in realized prices for both natural gas and crude oil. Natural gas revenue of $65.0 million during the quarter included approximately $14.5 million from price protection through physical delivery contracts and financial instruments.
- Natural gas represented 88 percent of production revenue for the third quarter. Focus has steadily increased its weighting to natural gas and natural gas liquids with acquisitions and through development programs which primarily target natural gas opportunities.
- Revenue for the third quarter of 2006 is 85 percent higher than the third quarter of 2005, again due to the increased production base resulting from the June 2006 acquisition of PEML, offset by lower natural gas and crude oil prices.

Production Expenses

	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Production expenses per BOE	$3.50	$4.62	$5.50	$4.61	$3.56	$4.10	$4.19	$3.76

- For the third quarter of 2006, production expenses were reduced to $3.50 per BOE with the addition of the acquired properties in Saskatchewan which have lower production expenses per BOE, and the regular seasonal pattern of limited spending at the properties in northeast British

Columbia. This compares with $3.56 for the third quarter of 2005 and $4.62 for the second quarter of 2006.

- In general, production expenses in 2006 have experienced upward pressures in response to high activity levels in the sector, competition for services and higher energy costs.
- Our guidance for production expenses per BOE remains at $3.50 to $4.00 for the full yearly average in 2006, and at $3.25 to $3.75 for the fourth quarter of 2006.

General and Administrative Expenses

(thousands)	Three Months Ended Sept. 30, 2006	2005	Nine Months Ended Sept. 30, 2006	2005
Cash G&A expenses	**$ 3,054**	$ 1,722	**$ 6,976**	$ 4,957
Overhead recoveries	**(1,795)**	(640)	**(3,290)**	(1,648)
Total cash G&A expenses	**1,259**	1,082	**3,686**	3,309
Non-cash G&A expense[1]	**-**	374	**804**	1,108
Trust Unit Rights Plan expense[2]	**647**	221	**1,312**	618
Net G&A reported	**$ 1,906**	$ 1,677	**$ 5,802**	$ 5,035
Cash-based G&A per BOE	**$ 0.63**	$ 1.17	**$ 0.97**	$ 1.20
Net reported G&A per BOE	**$ 0.95**	$ 1.82	**$ 1.52**	$ 1.83

(1) Gross general and administrative expenses for the first nine months of 2006 included $1.6 million related to the Executive Bonus Plan to June 30 (Q1, Q2 and Q3 2005 - $2.2 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates. The Executive Bonus Plan was terminated June 30, 2006.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 9 of the notes to the interim financial statements.

Cash-based general and administrative expenses were $0.63 per BOE for the third quarter of 2006 compared with $1.66 per BOE for the second quarter of 2006 and $1.17 per BOE in the third quarter of 2005.

With the acquisition of PEML in late June, Focus increased its organizational strength with the addition of personnel in all areas of the Trust as required by the expanded production base, capital programs and corporate requirements. This growth increased general and administrative costs associated with personnel, rent and corporate activities. Notwithstanding that Focus has grown in size, general and administrative expenses per BOE have declined due to the 118 percent increase in the production base of Focus and additional overhead recoveries from operated properties.

The forecast is for cash general and administrative expenses per BOE to be $1.30 to $1.40 for the fourth quarter of 2006 due to annual compensation expenses that occur in the fourth quarter and expenses associated with ensuring compliance with the new regulations regarding internal controls over financial reporting.

Elimination of the Executive Bonus Plan

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the Trust and be more comparable with the standard industry compensation framework for a trust of this size. As part of the change to compensation arrangements, the Executive Bonus Plan was eliminated. In eliminating the Executive Bonus Plan, $3.0 million was to be paid to the participants in the Plan. Half was paid at the end of June 2006 and the remainder will be paid on July 1, 2007. In addition, participants received, in aggregate, an additional 495,600 trust unit appreciation rights during the third quarter of 2006. The financial statements for the second quarter of 2006 recognized the full $3.0 million amount, of which $2,871,856 was allocated to general and administrative expenses and $128,144 was allocated to production expenses.

Interest and Financing Expenses

Interest and financing expenses increased from $1.4 million in the second quarter of 2006 to $3.7 million in the third quarter of 2006 due to additional debt associated with the business acquisition which was drawn near the end of June 2006 and outstanding throughout the quarter. Outstanding long-term bank debt at the end of the quarter increased to $293.3 million at September 30, 2006 from $246.0 million at June 30, 2006.

Interest and financing expenses increased from $0.9 million in the third quarter of 2005 to $3.7 million in the third quarter of 2006 commensurate with higher debt balances and higher interest rates.

Depletion and Depreciation

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended September 30, 2006 increased to $24.39 per BOE ($26.21 per BOE, including the exchangeable share impact) compared to $13.07 per BOE ($16.52 per BOE, including the exchangeable share impact) in the second quarter of 2006. This rate reflects the specific oil and gas properties owned by the Trust, incorporates the results of independent reserve reports dated December 31, 2005 and includes capital expenditures and acquisitions for the first nine months of 2006.

The higher depletion and depreciation expense is mainly due to the business acquisition in late June 2006 for which the Trust recorded a higher proportionate cost per BOE of proved reserves compared to the historic Focus properties.

Asset Retirement Obligation

The asset retirement obligation increased $0.7 million from $30.4 million at June 30, 2006 to $31.1 million at September 30, 2006. The increase reflects new drilling activity and accretion expense net of actual reclamation expenses. A continuity schedule for the nine months ended September 30, 2006 and September 30, 2005 is contained in Note 4 of the notes to the consolidated financial statements.

The asset retirement obligation balance includes $14.6 million associated with the business acquisition late in the second quarter of 2006. This higher asset retirement obligation has resulted in higher accretion expense being recorded in the third quarter.

Income and Other Taxes

Income and other taxes include a future income tax recovery of $7.8 million in the third quarter of 2006 compared to a recovery of $3.1 million in the third quarter of 2005. The recovery of future income tax results from a reduction in federal and Alberta income tax rates in 2006, distributions to unitholders which transfers taxable income from the Trust to individual unitholders, and from the depletion associated with accounting for exchangeable shares.

On October 31, 2006, Canada's Finance Minister announced proposals pertaining to the taxation of distributions from publicly traded income trusts. The proposals include a 31.5 percent tax imposed on distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the proposals would apply to Focus effective January 1, 2011. Focus is currently assessing the proposals and their potential implications.

Capital Expenditures

Capital expenditures for field operations for the third quarter of 2006 were $36.5 million. Our most active area during the quarter was Shackleton, where we spent $17.8 million for the drilling of 142 (119.2 net) successful Milk River gas wells. A total of $8.9 million of capital was spent on other properties, primarily at Pouce Coupe, Red Earth, Sylvan Lake and Maple Creek. On these properties we drilled 12 wells (9.4 net) during the quarter with a success rate of 100 percent. Also included in our capital expenditures for the period is $9.8 million for the acquisition of Crown land at Shackleton.

Capital expenditures for the balance of 2006 are expected to be in the range of $21 million. The remaining capital program will involve the drilling of approximately 35 gross wells, consisting of 12 wells at Shackleton, an 18 well program at Medicine Hat, and the first three to five wells of our winter drilling program at Tommy Lakes. The Shackleton expenditures will also include capital for the completion, tie in and facility work required to bring on the wells drilled in the third quarter. This work is currently underway and will be completed by early December. Depending on rig availability and weather, we may also commence our Shackleton winter drilling program prior to the end of the year. Our Medicine Hat program is underway, and will also be completed and tied in by December. We expect our Tommy Lakes program to commence in mid November, assuming normal early winter weather conditions materialize.

Liquidity and Capital Resources

As at September 30, 2006 Focus had a working capital deficiency of $19.8 million compared with a working capital deficiency of $55.5 million at June 30, 2006, and a working capital deficiency of $5.0 million at December 31, 2005. The working capital deficiency increase of $50.5 million from December 31, 2005 to June 30, 2006 was primarily due to the working capital deficiency of $41.6 million assumed in the PEML acquisition late in June 2006 and increased distributions payable resulting from the issuance of trust units and exchangeable partnership units in connection with the acquisition. During the third quarter of 2006, payments were made with respect to the working capital deficiency assumed in the PEML acquisition, and as a result the working capital deficiency was reduced by approximately $31.5 milion and long-term debt was increased. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, settlement of accrued income taxes, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at September 30, 2006 was $293.2 million compared with $242.0 million at June 30, 2006 and $87.5 million at December 31, 2005. With respect to the increase of $205.7 million in long-term debt from year end, $142.5 million was incurred with respect to the acquisition, a further $31.5 million was incurred to settle obligations related to the acquisition during the third quarter of 2006, and the remainder represents payments for distributions, capital expenditures and reclamation activities being greater than funds flow received for the period.

Focus has a $350 million revolving syndicated credit facility among four financial institutions and a $15 million demand operating line of credit at September 30, 2006. The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to a review by the lenders.

Total debt (long-term debt plus the working capital deficiency) increased from $92.5 million at December 31, 2005 to $313.0 million at September 30, 2006. This increase of $220.5 million during the first nine months of 2006 primarily resulted from the following factors:

- Funds flow from operations of $116.8 million plus debt and working capital were used to fund $86.9 million in distributions declared to unitholders, $53.6 million invested in capital expenditures for regular field operations, and $2.1 million of contributions to the reclamation fund and reclamation costs. The result of these activities of the Trust was an increase in debt and working capital deficiency of $25.8 million.

  With respect to distributions to September 30, 2006, $7.8 million was related to the June 30, 2006 distribution payable for trust units and exchangeable partnership units issued on June 27 in connection with the acquisition.

- Focus invested $9.8 million at the Saskatchewan land sale in August to increase the development inventory of the Trust in the core part of the Shackleton area, and this purchase was funded with debt.
- With respect to the PEML acquisition, Focus paid $199.8 million and obtained net working capital of $15.7 million for a net change in debt and working capital deficiency of $184.1 million.
- Proceeds were $0.7 million from the issuance of equity pursuant to the exercise of trust unit appreciation rights.

Central to Focus' business strategy is the concept of sustainability where the sum of capital expenditures to replace production and distributions is equal to funds flow from operations. Focus plans to finance its program for development drilling and enhancement of production to replace production primarily through investing approximately 30 to 50 percent of funds flow on an annual basis. Capital expenditures, including acquisitions and significant purchases of undeveloped land, above this level will be financed through a combination of funds flow, debt and equity by issuing units from treasury.

On October 11, 2006 Focus announced the introduction of a Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan") which provides eligible unitholders of Focus trust units the advantage of accumulating additional trust units by reinvesting their cash distributions paid by Focus and by making optional payments for additional trust units. Under the distribution reinvestment portion of the DRIP Plan, participants can potentially buy additional units from treasury at 95 percent of the average market price. This DRIP Plan provides a service to unitholders and increases the financial flexibility of Focus. Focus wants to maintain financial flexibility at a time of shifting commodity prices. Consistent with experience of other trusts for this basic type of plan, we expect that the DRIP Plan will generate between $5 million and $10 million through the issuance of equity on an annual basis. Focus will generally use funds generated by

this plan to reduce debt or invest in additional capital projects (including land purchases and expanded development operations).

Capitalization Table

(thousands except per-unit amounts)	Sept. 30, 2006	December 31, 2005
Long-term debt	**$ 293,200**	$ 87,500
Plus: working capital deficiency	**19,813**	5,018
Total debt	**$ 313,013**	$ 92,518
Units outstanding and issuable for exchangeable shares and exchangeable partnership units	**78,425**	37,456
Market price	**$ 21.25**	$ 25.72
Market capitalization	**$ 1,666,531**	$ 963,368
Total capitalization	**$ 1,979,544**	$ 1,055,886
Total debt as a percentage of total capitalization	**15.8%**	8.8%
Total debt to funds flow from operations (1)	**1.3**	0.8

(1) September 30, 2006 is based on the funds flow of the Trust for the quarter ended September 30, 2006.

2006 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2006	January 31, 2006	February 15, 2006	$0.19
February 24, 2006	February 28, 2006	March 15, 2006	$0.19
March 29, 2006	March 31, 2006	April 17, 2006	$0.19
April 26, 2006	April 30, 2006	May 15, 2006	$0.19
May 29, 2006	May 31, 2006	June 15, 2006	$0.19
June 28, 2006	June 30, 2006	July 17, 2006	$0.19
July 27, 2006	July 31, 2006	August 15, 2006	$0.16
August 29, 2006	August 31, 2006	September 15, 2006	$0.16
September 27, 2006	September 30, 2006	October 16, 2006	$0.16
October 27, 2006	October 31, 2006	November 15, 2006	$0.16
November 28, 2006	November 30, 2006	December 15, 2006	$0.16(*)
December 27, 2006	December 31, 2006	January 15, 2007	$0.16(*)

(*) estimated

Focus declared distributions of $1.62 per unit in respect of January to September 2006 production for the nine-month period. On October 12, 2006 the Trust announced that the distributions in respect of October to December production would be at a rate of $0.16 per month. The distribution rate reflects Focus' commitment to a business strategy of sustainability. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

Exchangeable partnership units receive a cash distribution equal to the cash distribution declared for each Focus unit.

Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures. The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units.

Payout Ratio	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
Funds flow from operations (thousands)	$60,134	$116,810
Funds flow from operations per Total Unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	$ 0.77	$ 2.25
Distributions per unit declared	$ 0.48	$ 1.62
Payout ratio – per-unit basis	63%	72%
Cash distributions declared to unitholders and holders of exchangeable partnership units; exchangeable shares do not receive cash distributions (thousands)(1)	$37,274	$ 86,928
Payout ratio - dollar basis(1)	62%	74%

(1) Cash distributions for the nine months ended September 30, 2006 included $7.8 million paid on July 17, 2006 to the former shareholders of PEML in connection with the acquisition on June 27, 2006.

Excluding the $7.8 million of payments to former PEML shareholders at the end of June and the $1.1 million of funds flow from operations associated with the acquired properties, the payout ratio for the nine months ended September 30, 2006 would have been 68 percent.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 14 of the notes to the interim financial statements for further details.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;
- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the Assessment of Business Risks section of the Trust's 2005 Annual Report MD&A and the Risk Factors section of the Trust's 2005 Annual Information Form dated March 30, 2006 for a detailed assessment.

Please refer to the Income and Other Taxes section of this interim report which provides additional information on the business risks associated with the October 31, 2006 announcement by the Canada Department of Finance regarding proposed changes to the taxation of income trusts.

Outlook – 2006 and 2007

The following charts summarize Focus' 2006 and 2007 outlook.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders. This Outlook should be read in conjunction with the Assessment of Business Risks section.

Summary of 2006 Expectations	Q4 2006	2006 Full Year Average
Production	22,000 – 23,000 BOE/d	16,000 – 16,500 BOE/d
Weighting to natural gas	89%	85%
Production expenses per BOE	$3.25 - $3.75	$3.50 - $4.00
Cash G&A expenses per BOE	$1.30 - $1.40	$1.25 - $1.50
Capital expenditures – field	$21 million	$84 million
Payout ratio	55% - 60%	65% - 70%
Approximate taxable portion of distributions	100%	100%
Funds from operations / net debt	1.2x – 1.3x	1.2x – 1.3x

Summary of 2007 Expectations		2007 Full Year Average
Production		21,500 – 23,500 BOE/d
Weighting to natural gas		89%
Production expenses per BOE		$3.75 - $4.25
Cash G&A expenses per BOE		$0.90 - $1.10
Capital expenditures – field		$95 - $115 million
Payout ratio		55% - 65%
Approximate taxable portion of distributions		100%
Funds from operations / net debt		1.1x – 1.3x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Many of the key natural gas areas of Focus from August 2002 to June 2006 were only accessible by road in the winter. This included the Tommy Lakes area, which was very significant from a production and development program perspective during that period. Please refer to the Seasonality of Operations section for additional information.
- Prior to June 2006, Focus completed major acquisitions at Tommy Lakes in April 2004 and Medicine Hat in September 2004. The Tommy Lakes acquisition was financed by the issuance from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.
- Effective June 27, 2006 Focus acquired PEML for $1,091 million, excluding asset retirement obligations and future tax. This acquisition had a significant impact on the operations of the Trust with production increasing approximately 140 percent, an expanded capital program that will be conducted on a year-round basis and a strengthened organization. The acquisition was financed with the issuance of 40.8 million trust units or exchangeable partnership units and the payment of $142.5 million from bank credit facilities. Please refer to the Business Acquisition section for additional information.

Summary of Quarterly Results

	2006			2005				2004
(thousands of dollars, except as indicated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
FINANCIAL								
Oil and gas revenues, before royalties	90,395	48,663	48,146	52,315	39,233	46,583	43,981	39,233
Funds flow from operations	60,134	27,988	28,688	32,350	23,241	27,436	26,809	23,241
Per unit – basic	$0.77	$0.70	$0.77	$0.86	$0.63	$0.73	$0.72	$0.63
Cash distributions per trust unit	$0.48	$0.57	$0.57	$0.54	$0.48	$0.48	$0.48	$0.48
Payout ratio (per-unit basis)	63%	82%	74%	63%	77%	66%	67%	77%
Net income (1)	12,670	21,873	16,778	17,858	14,545	14,682	13,351	14,545
Per unit – basic (1)	$0.19	$0.57	$0.46	$0.49	$0.41	$0.40	$0.37	$0.41
Capital expenditures	36,457	2,674	24,289	10,865	11,325	3,962	22,475	11,325
Acquisition expenditures, net	-	1,091,294	-	(33)	1,190	-	77	1,190
Long-term debt plus working capital	313,013	297,450	109,094	92,518	81,158	88,965	94,548	81,158
Total Trust Units – outstanding (000's)	78,425	78,359	37,521	37,456	37,223	37,339	37,290	37,223
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,844	1,563	1,610	1,714	1,903	1,779	1,850	1,903
NGLs (bbls/d)	740	682	784	762	724	770	743	724
Natural gas (mcf/d)	115,612	46,753	45,137	42,629	43,080	46,997	43,575	43,080
BOE (@ 6:1)	21,853	10,038	9,917	9,582	10,036	10,382	9,856	9,807

(1) Restated at June 30, 2005 with new accounting policy EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts"

Consolidated Balance Sheets (unaudited)

(thousands)	September 30, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	**$ -**	$ 4,696
Accounts receivable	**36,106**	21,065
Prepaid expenses and deposits	**5,141**	1,952
Commodity contracts [note 11]	**5,583**	-
	46,830	27,713
Petroleum and natural gas properties and equipment [note 3]	**1,320,041**	430,865
Goodwill [note 3]	**464,177**	5,100
Reclamation fund	**4,815**	2,711
	$1,835,863	$466,389
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 49,006**	$ 26,127
Cash distributions payable	**12,431**	6,604
Commodity contracts [note 11]	**5,206**	-
	66,643	32,731
Long-term debt [note 5]	**293,200**	87,500
Asset retirement obligation [note 4]	**31,107**	15,090
Future income taxes [note 3]	**334,523**	81,634
	725,473	216,955
NON-CONTROLLING INTEREST		
Exchangeable shares [note 6]	**4,369**	4,131
UNITHOLDERS' EQUITY		
Unitholders' capital [note 7]	**921,228**	244,426
Exchangeable partnership units [note 8]	**218,500**	-
Contributed surplus	**2,158**	1,135
Accumulated income	**(35,865)**	(258)
	1,106,021	245,303
Commitments and contingencies [note 14] Subsequent event [note 15]		
	$1,835,863	$466,389

See Notes to Consolidated Financial Statements

Approval on behalf of the Board of Directors:

STUART G. CLARK
Director

JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income (Deficit) (unaudited)

(thousands except per-unit amounts)	Three Months Ended, September 30, 2006	Three Months Ended, September 30, 2005	Nine Months Ended, September 30, 2006	Nine Months Ended, September 30, 2005
Revenue				
Production revenue	**$ 90,395**	$ 48,790	**$187,205**	$139,354
Royalties	**(16,918)**	(11,355)	**(36,683)**	(32,122)
Alberta Royalty Tax Credit	**84**	126	**343**	364
Facility income	**700**	523	**2,367**	1,566
Interest income	**8**	15	**19**	30
	74,269	38,099	**153,251**	109,192
Expenses				
Transportation system charges	**3,397**	2,740	**8,668**	7,516
Production	**7,044**	3,289	**16,172**	10,881
General and administrative	**1,905**	1,676	**5,802**	5,036
Elimination of the Executive Bonus Plan [note 10]	**-**	-	**2,872**	-
Interest and financing	**3,729**	891	**6,123**	2,586
Depletion and depreciation	**52,684**	14,089	**81,502**	40,625
Accretion of asset retirement obligation	**523**	214	**1,307**	618
	69,282	22,899	**122,446**	67,262
Income before income taxes	**4,987**	15,200	**30,805**	41,930
Income and other taxes				
Future income tax reduction	**(7,811)**	(3,079)	**(21,415)**	(5,628)
Current and large corporations tax	**8**	323	**221**	882
	(7,803)	(2,756)	**(21,194)**	(4,746)
Non-controlling interest – exchangeable shares	**119**	383	**678**	1,071
Net income for the period	**12,671**	17,573	**51,321**	45,605
Accumulated income (deficit), beginning of period	**(11,262)**	3,149	**(258)**	9,955
Cash distributions	**(37,274)**	(19,039)	**(86,928)**	(53,877)
Accumulated income (deficit), end of period	**$(35,865)**	$ 1,683	**$(35,865)**	1,683
Net income per unit [note 13]				
Basic	**$ 0.19**	$ 0.48	**$ 1.08**	$ 1.25
Diluted	**$ 0.16**	$ 0.47	**$ 0.99**	$ 1.23

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

(thousands)	Three Months Ended, September 30, 2006	2005	Nine Months Ended, September 30, 2006	2005
Operating activities				
Net income for the period	**$ 12,671**	$ 17,573	**$ 51,321**	$ 45,605
Add non-cash items:				
Non-controlling interest – exchangeable shares	**119**	382	**678**	1,071
Non-cash general and administrative expenses [notes 7 and 9]	**647**	594	**2,116**	1,726
Depletion and depreciation	**52,684**	14,089	**81,502**	40,625
Accretion on asset retirement obligation	**523**	214	**1,307**	618
Non-cash amortization of hedging contracts	**1,301**	-	**1,301**	-
Future income tax recovery	**(7,811)**	(3,079)	**(21,415)**	(5,628)
Reclamation costs	**-**	(430)	**(285)**	(596)
Net change in non-cash working capital items	**(24,452)**	209	**(27,664)**	(5,495)
	35,682	29,552	**88,861**	77,926
Financing activities				
Unit issue costs	**-**	-	**(140)**	-
Proceeds from exercise of unit appreciation rights	**276**	362	**737**	723
Increase in long-term debt	**51,200**	5,025	**205,700**	19,000
Cash distributions paid	**(39,586)**	(18,291)	**(81,101)**	(53,038)
	11,890	(12,904)	**125,196**	(33,315)
Investing activities				
Capital asset additions	**(36,457)**	(5,657)	**(63,420)**	(32,170)
Acquisition expenditures	**-**	(10,394)	**(142,500)**	(10,396)
Reclamation fund contributions, net of costs	**(1,207)**	99	**(2,103)**	(734)
Net change in non-cash working capital items	**(9,911)**	(651)	**(10,730)**	45
	(47,575)	(16,603)	**(218,753)**	(43,255)
Increase (decrease) in cash and cash equivalents during the period	**(3)**	46	**(4,696)**	1,356
Cash and cash equivalents, beginning	**3**	1,354	**4,696**	44
Cash and cash equivalents, ending	**$ -**	$ 1,400	**$ -**	$ 1,400

See Notes to Consolidated Financial Statements

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Pursuant to the terms of a net profits interest agreement (the "NPI Agreement"), the Trust is entitled, through a subsidiary, to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd., Focus BC Trust and FET Energy Ltd., wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to the NPI Agreement.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount. See Note 15 for further discussion.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

FET Energy Ltd. is a subsidiary of the Trust. Under a Plan of Arrangement with Profico Energy Management Ltd. ("PEML") dated June 26, 2006, FET Energy Ltd. became the successor company to PEML through amalgamation on June 27, 2006. FET Energy Ltd., through its interest in a partnership, is engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The specific accounting principles used are described in the annual consolidated financial statements of the Trust and should be read in conjunction with these consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

The Trust's most significant properties in terms of production and capital expenditures, prior to the acquisition of properties from PEML, are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months. The properties acquired from PEML allow year-round access which will reduce the significance of the seasonality of operations for the Trust.

Effective January 1, 2005, the Trust has presented accumulated income net of accumulated cash distributions paid or payable to unitholders on the balance sheet.

(thousands)	2006	2005
Accumulated income, before cash distributions	$ 238,279	$ 169,100
Accumulated cash distributions	(274,144)	(167,417)
Balance as at September 30	$ (35,865)	$ 1,683

3. BUSINESS ACQUISITION

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement with PEML. On June 26, 2006, the unitholders of the Trust and the shareholders of PEML voted to approve resolutions to effect the Plan of Arrangement by which security holders of PEML received a total of 5.17 Focus Energy Trust units and/or Focus Limited Partnership exchangeable units and $25.12 cash for each PEML common share and the Trust received the assets and assumed the liabilities of PEML for total consideration of $1,091.3 million.

This amount consisted of the issuance of 30,802,817 Focus Energy Trust units, 9,999,992 Focus Limited Partnership exchangeable units and $199.8 million in cash and transaction costs. Both the Trust and Partnership units had a fair value of $21.85 per unit. The Board of Directors approved the Information Circular dated May 25, 2006 with respect to the Plan of Arrangement on May 24, 2006.

The Trust's aggregate consideration for the acquisition of PEML consists of the following:

Consideration for the acquisition:

($ thousands)	
Trust units issued	673,041
Exchangeable partnership units issued	218,500
Cash	198,253
Transaction costs	1,500
	1,091,294

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration of the PEML acquisition.

Allocation of purchase price:

($ thousands)	
Cash acquired	55,800
Net working capital	(41,819)
Petroleum and natural gas properties and equipment	904,754
Fair value of commodity contracts	1,679
Goodwill	459,077
Asset retirement obligation	(14,570)
Future income taxes	(273,627)
	1,091,294

Effective June 27, 2006, the results from the assets purchased from PEML have been included in the consolidated financial statements of the Trust. Components of the purchase price are preliminary estimates and may change as final information becomes available.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $85.4 million which will be incurred between 2006 and 2039. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 2.0 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	September 30, 2006	September 30, 2005
Balance, beginning of period	$ 15,090	$ 11,461
Accretion expense	1,307	618
Development activity and change in estimates	425	1,150
Acquisitions	14,570	366
Settlement of liabilities	(285)	(596)
Balance, end of period	$ 31,107	$ 12,999

5. LONG-TERM DEBT

As at September 30, 2006 the Trust has a $350 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a two-year amortization period. In addition, the Trust has a $15.0 million demand operating line of credit. At September 30, 2006, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at September 30, 2006 is approximately 5.2 percent.

The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of 8 1/3 percent commencing 15 months after the term date and the remaining 75 percent at the end of the term.

6. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to September 30, 2006, a total of 54,731 exchangeable shares were converted into 77,572 trust units at exchange ratios prevailing at the time. At September 30, 2006, the exchange ratio was 1.44137 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The Company may redeem all but not less than all of the outstanding exchangeable shares at any time when the aggregate number of issued and outstanding exchangeable shares is less than 1,000,000. The Company will, at least 45 days prior to any redemption date, provide the registered holders with written notice of the prospective redemption. The redemption price is equal to that described previously. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

	Number of Shares		Consideration (thousands)	
Exchangeable Shares of FET Resources Ltd.	2006	2005	2006	2005
Balance as at January 1	560,218	977,346	$4,131	$ 4,934
Net income attributable to non-controlling interest	-	-	678	1,071
Exchanged for trust units	(54,731)	(398,128)	(440)	(2,113)
Balance as at September 30	505,487	579,218	4,369	$ 3,892

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement with Storm Energy Inc. in 2002, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

	Number of Units		Consideration (thousands)	
Trust Units of Focus Energy Trust	2006	2005	2006	2005
Balance as at January 1	36,687,167	35,973,651	$244,426	$230,478
Issued pursuant to Plan of Arrangement with PEML (i)	30,802,817	-	673,041	-
Issued on conversion of exchangeable shares (ii)	77,572	520,462	1,842	10,865
Issued pursuant to the Executive Bonus Plan (iii)	42,530	50,728	1,033	1,046
Exercise of Unit Appreciation Rights (iv)	86,500	92,500	1,026	947
Trust unit issue expense		-	(140)	
Balance as at September 30, 2006	67,696,586	36,637,341	921,228	243,336

(i) *Issued pursuant to Plan of Arrangement with PEML at a fair value of $21.85 per trust unit*

(ii) *Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion*

(iii) *Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such Plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.*

(iv) *Exercise of Unit Appreciation Rights includes cash consideration of $736,623 (2005 - $723,296) and contributed surplus credit of $289,628 (2005 - $224,083).*

8. EXCHANGEABLE PARTNERSHIP UNITS

The exchangeable partnership units of Focus Limited Partnership are convertible after January 1, 2007 into trust units, at the option of the holder, on a one-for-one basis. Cash distributions equal to the distribution paid to Trust unitholders are paid to the holders of the exchangeable partnership units.

The Board of Directors may redeem the exchangeable partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date.

The exchangeable partnership units are entitled to vote on Focus matters with Trust unitholders through the Special Voting Unit. The exchangeable partnership units are not listed on any stock exchange and are not transferable.

Exchangeable Partnership Units of Focus Energy Trust	Number of Units 2006	2005	Consideration (thousands) 2006	2005
Balance, beginning of period	-	-	-	-
Issued pursuant to Plan of Arrangement with PEML	9,999,992	-	$218,500	-
Balance as at September 30, 2006	9,999,992	-	$218,500	-

The exchangeable partnership units were issued at a fair value of $21.85 per unit.

9. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established in August 2002 and amended in June 2006. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant rights up to 5 percent of the outstanding trust units, including units issuable upon exchange of exchangeable shares and exchangeable partnership units. As at September 30, 2006, the Trust has listed and reserved 3,856,821 trust units and there are rights outstanding to purchase 2,374,046 trust units pursuant to the terms of the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. At the option of the holder, the exercise price per right can be calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. Rights granted prior to June 2006 have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant. Rights granted under the Plan subsequent to May 2006 have a life of four years and vest equally over a three-year period commencing on the first anniversary of the grant.

	2006		2005	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	1,311,100	$ 12.52	1,113,100	$ 11.78
Granted	1,244,446	$ 23.03	305,750	$ 21.43
Exercised	(86,500)	$ 8.52	(92,500)	$ 11.56
Cancelled	(95,000)	$ 21.34	(40,000)	$ 15.10
Before reduction of exercise price	2,374,046	$ 17.82	1,286,350	$ 13.99
Reduction of exercise price	-	$ (1.00)	-	$ (0.99)
Balance as at September 30	2,374,046	$ 16.82	1,286,350	$ 13.00

- The average exercise price at the grant date is $19.45.
- The average contractual life of the rights outstanding is 3.17 years.
- The number of rights exercisable at September 30, 2006 is 425,500.
- The average fair value at the grant date for the nine months ended September 30, 2006 is $5.07.

The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $647,301 and $1,312,019 for the quarter and nine months ended September 30, 2006. The Trust recorded non-cash compensation expense of $220,912 and $618,315 for the quarter and nine months ended September 30, 2005.

10. ELIMINATION OF THE EXECUTIVE BONUS PLAN

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the Trust and be more comparable with the standard compensation framework within the sector.

In eliminating the Executive Bonus Plan, $3.0 million is being paid to the participants in the Plan. Half was paid at the end of June 2006 and the remainder will be paid on July 1, 2007. In addition, participants will receive, in aggregate, an additional 495,600 trust unit appreciation rights.

11. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at September 30, 2006. The fair market value of the contracts outstanding at September 30, 2006 would have resulted in a net payment to the Trust of $28.6 million.

At November 8, 2006 the following financial contracts were outstanding:

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil	300 bbls	$ 72.97 Cdn	WTI	October 2006 – December 2006
	400 bbls	$ 55.05–65.05 Cdn	WTI	October 2006 – December 2006
Natural gas	7,000 GJ	$ 7.75-8.78 Cdn	AECO	October 2006
	7,000 GJ	$ 8.75-10.02 Cdn	AECO	October 2006
	6,000 GJ	$ 10.65 Cdn	AECO	October 2006
	3,000 GJ	$ 5.13 Cdn	AECO	October 2006
	6,000 GJ	$ 8.01 Cdn	AECO	October 2006 – March 2007
	20,000 GJ	$ 7.66 Cdn	AECO	October 2006 – March 2007
	7,000 GJ	$ 9.00 Cdn	AECO	October 2006 – March 2007
	13,000 GJ	$ 9.32 Cdn	AECO	November 2006 – March 2007
	11,000 GJ	$ 8.73 Cdn	AECO	November 2006 – March 2007
	15,000 GJ	$ 7.77 Cdn	AECO	April 2007 – October 2007
	10,000 GJ	$ 7.90 Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$ 8.00 Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$ 7.52 Cdn	AECO	April 2007 – October 2007*
	5,000 GJ	$ 7.50 Cdn	AECO	April 2007 – October 2007*
	5,000 GJ	$ 7.53 Cdn	AECO	April 2007 – October 2007*
	5,000 GJ	$ 7.50 Cdn	AECO	April 2007 – October 2007*
	15,000 GJ	$ 8.25-9.00 Cdn	AECO	November 2007 – March 2008*

**contract entered into subsequent to September 30, 2006*

Focus has designated their commodity contracts as effective accounting hedges on their respective contract dates.

Focus has recognized an asset for commodity contracts of $1.7 million as part of the business acquisition with PEML. This amount will be amortized over the term of those contracts, November 2006 to March 2007.

In July 2006, Focus amended certain commodity contracts effectively canceling a number of contracts with terms of November 2006 to March 2007 and writing new commodity contracts with the same volume over the term August 2006 to March 2007. The result of these amendments was recognition of the fair value of the original commodity contracts as an asset and liability in the balance sheet. The asset is being amortized over the term of the new contracts and has a balance of $3.9 million at September 30, 2006. The liability is being amortized over the original contracts and has a balance of $5.2 million at September 30, 2006. The difference of $1.3 million has been recognized in the income statement.

12. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at September 30, 2006, which have no book value, would have resulted in a net payment to the Trust of $7.0 million.

Physical Sales Contracts	Daily Quantity	Contract Price	Term
Natural gas – fixed price	3,000 GJ	$8.67 Cdn	October 2006
	3,000 GJ	$8.30 Cdn	October 2006
	12,500 GJ	$7.31 Cdn	October 2006 – March 2007
	10,000 GJ	$6.77 Cdn	October 2006 – March 2007
	5,000 GJ	$10.32 Cdn	November 2006 – March 2007
	15,000 GJ	$7.15 Cdn	April 2007 – October 2007*
	10,000 GJ	$7.18 Cdn	April 2007 – October 2007*

**contract entered into subsequent to September 30, 2006*

13. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units and exchangeable partnership units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan, include exchangeable shares converted at the average exchange ratio and include exchangeable partnership units.

Basic per-unit calculations for the three-month period ended September 30 are based on the weighted average number of trust units and exchangeable partnership units outstanding in 2006 of 77,638,100 (2005 of 36,594,045). Basic per-unit calculations for the nine-month period ending September 30 are based on the weighted average number of trust units and exchangeable partnership units outstanding in 2006 of 51,126,735 (2005 of 36,356,904).

Diluted calculations for the three-month period ended September 30 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 540,451 (2005 of 543,091) and 761,279 exchangeable shares (2005 of 787,306) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts. Diluted calculations for the nine-month period ended September 30 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 523,998 (2005 of 512,401) and 765,691for exchangeable shares (2005 of 953,849) converted at the average exchange rate.

Supplementary cash flow information for the nine months ended September 30:

(thousands)		2006		2005
Interest paid	$	8,396	$	2,496
Interest received	$	17	$	17
Taxes paid	$	26,593	$	728
Cash distributions paid	$	81,101	$	53,038

14. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2006	2007-2008	2009-2010	2011 and thereafter
Office premises	1,899	225	1,221	453	-
Operating leases	793	445	348	-	-
Mineral and surface leases[2]	23,893	2,214	8,672	8,671	4,336
Transportation and processing	33,375	13,198	14,208	2,953	3,016
Asset retirement obligations[3]	31,107	343	559	899	29,306
Total contractual obligations	91,067	16,425	25,008	12,976	36,658

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 11 and 12.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2006 to 2011 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2011 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

15. SUBSEQUENT EVENT

On October 31, 2006, Canada's Finance Minister announced proposals pertaining to the taxation of distributions from publicly traded income trusts. The proposals include a 31.5 percent tax imposed on distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the proposals would apply to the Trust effective January 1, 2011. The Trust is currently assessing the proposals and their potential implications.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 7, 2006

Derek W. Evans
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, WILLIAM D. OSTLUND, Vice President, Finance and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 7, 2006

William D. Ostlund
Vice President, Finance and Chief Financial Officer

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Focus Energy Trust announces Q3 financial & operating results

CALGARY, Nov. 9 /CNW/ - Focus Energy Trust ("Focus") (FET.UN - TSX and FTX - TSX) announces its consolidated financial and operating results for the third quarter ending September 30, 2006.

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Consolidated Highlights

(thousands of dollars, except where indicated)	Three Months Ended Sept. 30, 2006	2005	Nine Months Ended Sept. 30, 2006	2005	Change
FINANCIAL					
Oil and gas revenues, before transportation system charges and royalties	90,395	48,790	187,204	139,354	34%
Funds flow from operations(1)	60,134	29,773	116,810	84,018	39%
Per unit(2)(3)	$ 0.77	$ 0.80	$ 2.25	$ 2.25	0%
Cash distributions per trust unit					
Per unit	$ 0.48	$ 0.52	$ 1.62	$ 1.48	9%
Payout ratio (per-unit basis)	63%	65%	72%	66%	6%
Net income	12,670	17,573	51,321	45,605	13%
Per unit	$ 0.19	$ 0.48	$ 1.08	$ 1.25	(14%)
Capital expenditures	36,459	5,657	63,420	32,170	97%
Acquisitions	-	10,394	1,091,294	10,396	
Long-term debt less working capital	313,013	94,252	313,013	94,252	232%
Total Trust Units - outstanding (000's)(3)	78,425	37,418	78,425	37,418	110%
Weighted average Total Trust Units (000's)(4)	78,399	37,381	51,892	37,311	39%
OPERATIONS					
Average daily production					
Crude oil (bbls/d)	1,844	1,718	1,673	1,782	(6%)
NGLs (bbls/d)	740	833	735	783	(6%)
Natural gas (mcf/d)	115,612	44,910	69,425	45,166	54%
Barrels of oil equivalent ((at) 6:1)	21,853	10,036	13,980	10,092	39%
Average product prices realized(5)					
Crude oil (CDN$/bbl)	$ 70.09	$ 57.78	$ 68.81	$ 55.77	23%
NGLs (CDN$/bbl)	$ 66.56	$ 62.41	$ 64.00	$ 56.47	13%
Natural gas (CDN$/mcf)	$ 6.75	$ 7.77	$ 7.14	$ 7.50	(5%)
Field netback per BOE					
Revenue(5)	$ 43.92	$ 49.87	$ 47.12	$ 47.85	(2%)
Royalties, net of ARTC	$ (8.37)	$ (12.16)	$ (9.52)	$ (11.53)	(17%)
Production expenses	$ (3.50)	$ (3.56)	$ (4.24)	$ (3.95)	7%
Field netback(6)	$ 32.04	$ 34.15	$ 33.36	$ 32.38	3%
Wells drilled					
Gross	154	16	171	31	452%

Net	128.6	13.9	144.0	24.6	485%
Success rate	100%	100%	100%	100%	0%
TRUST UNIT TRADING STATISTICS					
Unit prices					
High	$ 25.09	$ 24.05	$ 25.89	$ 24.05	
Low	$ 20.85	$ 20.99	$ 20.31	$ 18.60	
Close	$ 21.25	$ 24.04	$ 21.25	$ 24.04	(12%)
Daily average trading volume	282,942	117,859	199,258	100,123	99%

(1) Funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

(2) Based on the weighted average Total Trust Units outstanding for the period.

(3) Total Trust Units being trust units, exchangeable partnership units and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio for the exchangeable shares was 1.44137 at September 30, 2006 and 1.34842 at September 30, 2005. The exchangeable partnership units are exchangeable into trust units on a one-for-one basis.

(4) Weighted average Total Trust Units including trust units, exchangeable partnership units and exchangeable shares converted at the average exchange ratio.

(5) Net of settlements for financial hedging instruments and net of transportation system charges, but excluding the non-cash amortization of change in hedging contracts.

(6) Field netback is before facility income and proceeds from business interruption insurance.

Forward-Looking Information - Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be

imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- Significant increases in production, funds flow from operations and capital program activity as a result of the Profico acquisition

- Most active drilling quarter in the Trust's history with 154 gross wells and 100 percent success rate

- Natural gas hedging gains of $14.5 million positively impacted Q3 2006 funds flow from operations of $60.1 million

- Successful in acquiring an additional 19.25 sections of land in the Shackleton field at the August 15, 2006 land sale

- These additional lands, located in the heart of the Shackleton pool, have over 100 Milk River drilling locations associated with them.

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Message to Unitholders

We are pleased to present the results of our first full quarter of operations since our business combination with Profico Energy Management Ltd. The quarter's results, with higher production, increased funds flow and greater activity on the drilling front, are directly attributable to the Profico transaction. The third quarter was the most active in the Trust's history, as we executed drilling programs on both our old and new asset bases. The integration of the assets and the people associated with the Profico transaction is complete and our attention in the third quarter has been directed to ensuring that our expanded asset base creates value for our unitholders.

Although the third quarter provided challenges with respect to weather and equipment availability, we had an active quarter with the drill bit, drilling 154 gross wells (128.6 net). Our most active area during the quarter was Shackleton where we drilled 142 successful Milk River gas wells (119.2 net) on our new Tyner and Sceptre projects. In addition, we were active at Pouce Coupe, Red Earth, Sylvan Lake and Maple Creek, drilling a total of 12 wells (9.4 net) during the quarter, with a success rate of 100 percent.

Production volumes in the quarter averaged 21,853 BOE/d. These volumes are slightly less than we had forecast. Our production volumes on the Focus assets were reduced by approximately 500 BOE/d largely as a result of production that was shut in due to the fire at the Sylvan Lake facility in early July and a Cabin gas well that we have been unable to return to production after the Fort Nelson turnaround in July. Given the wet weather and lack of availability of equipment, there were also associated delays in new production volumes coming on production. The shut-in production and delays in getting new production volumes on, do not represent impairments to the going-forward production base. On the Profico assets, our estimates were high by approximately 750 BOE/d, largely as a result of a new compression project that failed to deliver the anticipated production increases. This reduces our production in this quarter, and will affect our fourth quarter production and

our guidance for 2007.

Operating expenses reported for the third quarter of 2006 were $3.50 per BOE versus $3.56 in Q3 of 2005. Our operating expenses are declining on a quarter-over-quarter basis, reflecting the addition of the lower operating cost Profico assets.

In the third quarter, we participated at the August 14, 2006 Saskatchewan land sale at which 22 sections of land in the heart of the Shackleton - Milk River gas play were available. We were successful in acquiring 19.25 sections for a total consideration of $9.8 million. These lands are unique in that they are surrounded by producing Milk River gas wells and have over 100 drilling locations associated with them.

Funds flow from operations for the third quarter was approximately $60.1 million versus $28.0 million in Q2 of 2006, primarily reflecting the 118 percent increase in production volumes as a result of the Profico transaction. On a per-BOE basis, funds flow was negatively impacted by natural gas prices that continued to weaken through the third quarter. The AECO reference price has dropped from $6.04 per mcf in Q2 2006 to $5.66 per mcf in Q3 2006. In Q3 2006 our oil and natural gas physical and financial hedging contracts contributed approximately $13.8 million in additional revenue. The Trust continues to supplement its hedging and physical forward sales portfolio to provide certainty of revenues.

The Sylvan Lake plant that went out of service July 4, 2006 due to an explosion and fire, was returned to full production on September 11, 2006. The lost production revenue and the cost to repair the facility were largely covered by insurance.

Outlook

Our capital program for the remainder of the year will involve the drilling of approximately 30 gross wells at Shackleton and Medicine Hat, and the commencement of our winter drilling program at Tommy Lakes. Completion and tie-in activities will be ongoing to bring the wells drilled in the third quarter in Shackleton on production. This work is currently under way and will be completed by early December. We expect our Tommy Lakes program to commence in mid November, and that three to five wells could be drilled prior to year end, assuming normal early winter weather conditions materialize.

We have adjusted our fourth quarter production guidance downward to reflect the lower anticipated Saskatchewan gas volumes coming out of Q3 2006. This updated guidance can be found in the Outlook section of the MD&A.

In arriving at our production guidance for 2007, we have altered our capitalization and execution strategies based on our operational experience over the last year.

Given the capital cost overruns we continue to see on small two to three well projects, we are electing to focus the majority of our capital spending on Tommy Lakes and Shackleton where economies of scale and better execution efficiencies will maximize our capital dollars.

Although our capital budget is being scaled back in response to lower natural gas prices, the individual Tommy Lakes and Shackleton programs are being expanded to provide capital dollars for initiatives that will generate additional future drilling inventory.

The net result of these changes is that we will effectively deploy less capital on production replacement and increase our spending on the development of future drilling inventory at Tommy Lakes and Shackleton. Our 2007 outlook is presented in the Outlook section of the MD&A and reflects the Trust's operating strategy of sustainability and maintaining production using our inventory of drilling opportunities.

On Tuesday, October 31, 2006 Canada's Minister of Finance, Jim Flaherty, announced plans to tax distributions from publicly traded income trusts. For existing income trusts, the federal government is proposing a four-year transition period with these trusts not being subject to the new measures until their 2011 taxation year. These new tax measures appear to be intended to effectively tax trusts the same as corporations. The proposals are expected to have the most impact on tax-deferred investors (pension funds and RRSP's) and non-resident investors.

We urge investors to read the full transcript of the government's plan at http://www.fin.gc.ca/news06/06-061e.html.

I would like to thank our unitholders for investing in Focus and for their continued support. Thanks also go to our Focus team for their hard work and enthusiastic efforts during a very busy third quarter.

On behalf of the Board of Directors,

(signed)
Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months and nine months ended September 30, 2006 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated November 6, 2006 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

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OPERATIONS SUMMARY	Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005
Average daily production				
Barrels of oil equivalent ((at) 6:1)	21,853	10,036	13,980	10,092
% of Natural gas	88%	75%	83%	75%
Average product prices realized(1)				
Crude oil sales (CDN$/bbl)	$ 74.16	$ 73.76	$ 72.28	$ 66.12
Financial hedging settlements (CDN$/bbl)	$ (4.07)	$ (15.98)	$ (3.47)	$ (10.35)
Realized price (CDN$/bbl)	$ 70.09	$ 57.78	$ 68.81	$ 55.77
NGLs (CDN$/bbl)	$ 66.56	$ 62.41	$ 64.00	$ 56.47
NGL price/Crude oil price	90%	85%	89%	85%
Natural gas sales (CDN$/mcf)	$ 6.11	$ 8.52	$ 6.77	$ 8.15
Transportation system charges (CDN$/mcf)	$ (0.32)	$ (0.66)	$ (0.46)	$ (0.61)
Financial hedging settlements (CDN$/mcf)	$ 0.96	$ (0.09)	$ 0.82	$ (0.04)
Realized price (CDN$/mcf)	$ 6.75	$ 7.77	$ 7.14	$ 7.50

Reference prices & differential to Focus sales price, after transportation and before price protection				
Crude oil (Edm. Light Price CDN$/bbl)	$ 81.63	$ 75.51	$ 76.43	$ 67.62
Differential (CDN$/bbl)	$ (7.47)	$ (1.75)	$ (4.14)	$ (1.49)
Natural gas (AECO daily CDN$/mcf)	$ 5.66	$ 9.38	$ 6.40	$ 7.88
Differential (CDN$/mcf)	$ (0.27)	$ (0.43)	$ (0.51)	$ (0.18)
Production revenue before transportation system charges ($ thousands)				
Crude oil, before hedging settlements	12,618	11,699	33,156	32,257
Financial hedging settlements	(691)	(2,525)	(1,585)	(5,036)
NGLs	4,534	4,785	12,850	12,066
Natural gas, before transportation system charges	64,996	35,202	128,453	100,499
Financial hedging settlements	10,239	(371)	15,632	(432)
Non-cash amortization of hedging contracts(2)	(1,301)	-	(1,301)	-
Production revenue	90,395	48,790	187,204	139,354
Funds flow from operations per BOE				
Production revenue	$ 40.86	$ 54.56	$ 45.71	$ 52.56
Financial hedging settlements	4.75	(1.72)	3.68	(1.98)
Transportation system charges	(1.69)	(2.97)	(2.27)	(2.73)
Realized price(1)	43.92	49.87	47.12	47.85
Royalties, net of ARTC	(8.37)	(12.16)	(9.52)	(11.52)
Production expenses	(3.50)	(3.56)	(4.24)	(3.95)
Field netback	32.04	34.15	33.36	32.38
Facility income	0.15	0.57	0.52	0.57
Business interruption insurance proceeds	0.20	-	0.10	-
Interest income	-	0.02	-	0.01
General and administrative, cash portion	(0.63)	(1.17)	(0.97)	(1.20)
Elimination of the Executive Bonus Plan	-	-	(0.75)	-
Interest and financing and other	(1.85)	(0.96)	(1.60)	(0.94)
Current and large corporations tax	(0.44)	(0.35)	(0.29)	(0.32)
Funds flow from operations per BOE	$ 29.91	$ 32.25	$ 30.61	$ 30.50
Funds flow from operations / field netback	93%	94%	92%	94%
Royalty rate (before hedging settlements and net of transportation system charges)	21%	24%	22%	23%

Funds flow from operations ($ thousands)				
Cash flow from operating activities	35,682	29,552	88,861	77,926
Reclamation costs	-	430	285	597
Net change in non-cash working capital items	24,452	(209)	27,664	5,495
Funds flow from operations	60,134	29,773	116,810	84,018

(1) Net of settlements for financial hedging instruments and transportation system charges, but excluding the non-cash amortization of change in hedging contracts

(2) See Note 11 of the notes to the interim financial statements
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Overall Performance

This is the first full quarter of Focus which includes the expanded asset and unitholder base following the acquisition of Profico Energy Management Ltd. ("PEML") in June 2006. The operating results for the quarter reflect the acquisition through substantially increased production, funds flow from operations, development drilling activity and the overall strength of the organization.

Natural gas prices continued to be volatile during the third quarter of 2006 and reached a low point in September with the AECO daily index price for the month at $4.70 per mcf. The AECO reference price for natural gas has experienced a continual decline from a high of $11.43 in the fourth quarter of 2005, $7.50 in the first quarter of 2006, $6.04 for the second quarter of 2006 and $5.66 in the third quarter of 2006. Focus continues to utilize a price protection program to reduce the volatility of commodity prices and the corresponding funds flow from operations. During the third quarter of 2006, the longer term physical delivery sales contracts and financial hedging contracts for natural gas strongly supported our financial results with approximately $14.5 million of additional revenue and increased the realized natural gas price by $1.36 per mcf.

Funds flow from operations for the third quarter was $60.1 million or $0.77 per unit compared with $28.0 million or $0.70 per unit for the second quarter of 2006. Funds flow from operations were strong in the third quarter, driven by a 118 percent increase in production compared to the second quarter of 2006, partially offset by a realized natural gas price which is eight percent below the second quarter price.

Net income for the third quarter of $12.7 million declined from the $21.9 million in the second quarter of 2006 primarily due to significantly higher charges recorded for depletion and depreciation resulting from the acquisition in June 2006, and a two percent decrease in funds flow from operations per BOE. The depletion and depreciation rate for the third quarter increased to $26.21 per BOE compared to $16.52 per BOE for the second quarter.

During the third quarter of 2006, funds flow from operations of $60.1 million plus debt and working capital were used to fund $37.3 million in distributions declared to unitholders, $26.7 million invested in capital expenditures for regular development programs and $1.2 million of contributions to the reclamation fund and reclamation costs. The result of these regular activities of the Trust was an increase in debt and working capital deficiency of $5.1 million. In addition, Focus purchased additional mineral interests at Shackleton for $9.8 million which were financed with debt.

Focus undertook active development programs during the quarter with the drilling of 142 natural gas wells at Shackleton, five natural gas wells at Maple Creek, four oil wells at Red Earth, and three natural gas wells at Sylvan Lake. These 154 gross wells (128.6 net) for the third quarter were all successful. Capital expenditures for the third quarter were $36.5 million,

driven by the record number of wells drilled by Focus during the quarter.

Business Acquisition

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement which was approved by both the unitholders of Focus and the shareholders of PEML.

Acquisition impacts:

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- Production more than doubled, weighted 89 percent towards natural gas.

- A much larger capital expenditure program going forward will be centered on development drilling opportunities at Shackleton in Saskatchewan and Tommy Lakes in British Columbia, conducted on a year-round basis.

- Total acquisition costs of approximately $1.1 billion, before asset retirement obligations and future tax, was financed through the issuance of equity of 30.8 million trust units and 10.0 million exchangeable partnership units and the remainder through debt and cash.

- The remaining $200 million was financed through cash and debt. On a go-forward basis we expect that the debt-to-funds-flow ratio will be in the 1.0 to 1.3 range, based on forecast volumes, capital programs and distributions. In connection with the acquisition, Focus increased its syndicated bank credit facility to $350 million. There is also a $15 million demand operating line of credit.

- Reflecting the new production base and level of capital programs of the Trust, Focus strengthened the organization with the addition of personnel in all areas of the Trust. General and administrative expenses increased accordingly; however, general and administrative expenses on a per BOE basis are lower due to increases in production and overhead recoveries.

Focus remains committed to long-term sustainability, value creation through development drilling and maintaining a strong financial position.

Seasonality of Operations

Prior to the acquisition in June 2006, most of the natural gas properties of Focus were in areas of British Columbia which were only accessible by road in the winter. This included Tommy Lakes and Kotcho-Cabin. These areas represented approximately 70 percent of our production and the majority of the Trust's capital program. Seasonality resulted in capital expenditures, overhead recoveries and utilization of bank credit facilities being highest in the first and fourth quarters of the year. In addition, higher production volumes, revenue and royalties were reported in Q1 and production expenses were higher in the first and fourth quarters when the properties were accessible.

With the acquisition in June 2006, only 30 percent of production is from northeast British Columbia and seasonality will be less of a factor than it has been historically. Winter access issues, especially for the Tommy Lakes winter development program and some environmentally sensitive areas within Shackleton, will continue to impact the operating results of Focus.

Production

2006 Q3 compared with 2006 Q2:

- Average natural gas production for the third quarter of 2006 increased 147 percent to 115.6 Mmcf per day with the contribution of the acquired assets for the full quarter. The acquired properties averaged 75.4 Mmcf per day for the quarter.

- The 18 percent increase in oil production for the quarter is due to the addition of 292 bbls per day of heavy oil as part of the acquisition. Average crude oil production for the quarter is weighted 84 percent to light sweet crude oil and 16 percent to heavy oil. Overall crude oil production going forward will reflect the natural decline of the properties and limited capital investment in oil properties.

2006 Q3 compared with 2005 Q3:

- Average natural gas production for the third quarter of 2006 increased 157 percent from the third quarter of 2005 primarily as a result of the acquisition of PEML which added 75.4 Mmcf per day. Excluding the acquired properties, average natural gas production for the first three quarters of 2006 was 42.9 Mmcf per day compared with 45.1 Mmcf per day for the first three quarters of 2005. Focus continues to direct its investment towards its low decline longer life properties. The production decline on a year-over-year basis is due to declines in the Kotcho-Cabin and Sylvan Lake areas which were partially offset by a production increase at Medicine Hat. Production volumes at Tommy Lakes were essentially the same for both periods.

- Oil production for the third quarter of 2006 increased seven percent from the third quarter of 2005 as a result of the PEML acquisition. Excluding the acquired heavy oil property, oil production has decreased 14 percent from 1,795 bbls per day in Q3 2005 to 1,552 bbls per day in Q3 2006 due to the natural decline of these properties and limited investment.

Pricing and Price Risk Management

Natural Gas Pricing to June 30, 2006 (prior to the PEML acquisition)

- Focus had a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) a higher than standard heat content of our natural gas at 1.16 GJ's per mcf;

  b) a high proportion of natural gas delivered to British Columbia markets which received a lower price;

  c) a high proportion of natural gas transportation system charges in British Columbia which have a higher charge per mcf;

  d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

Natural Gas Pricing after June 30, 2006 (after the PEML acquisition)

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) an average heat content of our natural gas of 1.06 GJ's per mcf (which is approximately at the standard);

  b) approximately 30 percent of natural gas is delivered to British Columbia markets which receives a lower price than the

AECO reference price;

c) approximately 30 percent of natural gas incurs transportation system charges in British Columbia which have a higher charge per mcf;

d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

- Realized natural gas price compared to AECO daily reference price to September 30, 2006:

Realized Price Per Mcf	Three Months Ended Sept. 30, 2006	Three Months Ended Sept. 30, 2005	Nine Months Ended Sept. 30, 2006	Nine Months Ended Sept. 30, 2005
AECO daily average (CDN$/mcf)	$ 5.66	$ 9.38	$ 6.40	$ 7.88
Plus: heat content adjustment(1)	0.01	0.87	0.30	0.74
Less: differential to B.C. markets(1)	(0.04)	(0.24)	(0.19)	(0.16)
Less: transportation system charges(1)	(0.32)	(0.66)	(0.46)	(0.61)
Adjust: timing of actual gas sales(1)	0.08	(0.38)	(0.17)	(0.16)
Price before price protection (physical & financial)	5.39	8.95	5.89	7.70
Impact of longer term physical sales contracts	0.40	(1.09)	0.43	(0.16)
Financial hedging settlements	0.96	(0.09)	0.82	(0.04)
Realized price per mcf	$ 6.75	$ 7.77	$ 7.14	$ 7.50
(1)Differential of sales price before price protection to AECO daily reference price per mcf	$ (0.27)	$ (0.43)	$ (0.51)	$ (0.19)

Natural Gas Pricing for 2006 Q3

- Natural gas reference prices continued to decline in the third quarter of 2006. The average AECO daily reference price per mcf for natural gas was $5.66 during the third quarter of 2006 compared with $7.50 for the first quarter of 2006 and $6.04 for the second quarter of 2006. The average AECO daily reference price in September was $4.70 per mcf.

- Focus' realized natural gas price in the third quarter of 2006 was 13 percent lower than the third quarter of 2005 and eight percent lower than the second quarter of 2006.

- During the third quarter of 2006, the price protection program of Focus reduced some of the volatility in natural gas prices and increased the realized price received by $1.36 per mcf. During the quarter, 17 percent of natural gas was sold under forward physical sales contracts which resulted in natural gas sales being $4.3 million higher than if the natural gas had been sold based on the AECO daily reference price. A further 36 percent of natural gas production was hedged with financial instruments. The impact of the financial instrument settlements was positive $10.2 million for the third quarter of 2006.

- On a year-to-date basis, price protection through physical delivery contracts and financial instruments increased revenue by approximately $23.8 million and increased the realized price for natural gas by $1.25 per mcf. This compares with a cost of $4.5 million, or $0.20 per mcf, for the first nine months of 2005.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $70.09 per barrel for the third quarter of 2006 versus $57.78 for the comparable period in 2005.

- During the third quarter of 2006, the differential between the sales price of our light crude oil compared with the Edmonton par reference price for light oil widened from $1.44 per barrel in the second quarter of 2006 to $4.08 per barrel. Heavy oil production representing 16 percent of oil production for the quarter had a differential of $25.48 per barrel compared to the Edmonton par reference price.

- Crude oil prices remained strong in the third quarter of 2006 and there was a hedging cost of $0.7 million, or $4.07 per barrel. This compares with a cost of $0.6 million, or $4.11 per barrel, in the second quarter of 2006 and a $2.5 million cost, or $15.98 per barrel, for the third quarter of 2005.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices and assist in maintaining sustainable distributions.

- Our current price protection program is outlined below. A full description of the outstanding financial instruments and physical sales contracts and their estimated mark to market values as at September 30, 2006 is contained in Notes 11 and 12 of the notes to the interim financial statements.

Price Protection at November 6, 2006 (volume and reference price)	2006	2007				2008
	Q4	Q1	Q2	Q3	Q4	Q1
Natural gas						
Mmcf/d	80.2	80.0	70.6	70.6	33.2	14.1
CDN$/mcf	$8.50-$8.56	$8.62	$7.99	$7.99	$8.19-$8.42	$8.74-$9.54
Crude oil						
bbls/d	700	-	-	-	-	-
CDN$/bbl	$62.73-$68.44	-	-	-	-	-

These amounts reflect our natural gas heat content of 1.06 GJ per mcf.

Production Revenue

- Production revenue for the third quarter of 2006 was $90.4 million compared with $48.7 million for the second quarter of 2006.

- The 86 percent increase compared to the second quarter of 2006 resulted from the 147 percent increase in natural gas production and the 18 percent increase in crude oil production, partially offset by decreases in realized prices for both natural gas and crude oil. Natural gas revenue of $65.0 million during the quarter included approximately $14.5 million from price protection through physical delivery contracts and financial instruments.

- Natural gas represented 88 percent of production revenue for the third quarter. Focus has steadily increased its weighting to natural gas and natural gas liquids with acquisitions and through development programs which primarily target natural gas opportunities.

- Revenue for the third quarter of 2006 is 85 percent higher than the third quarter of 2005, again due to the increased production base resulting from the June 2006 acquisition of PEML, offset by lower natural gas and crude oil prices.

Production Expenses

	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Production expenses per BOE	$3.50	$4.62	$5.50	$4.61	$3.56	$4.10	$4.19	$3.76

- For the third quarter of 2006, production expenses were reduced to $3.50 per BOE with the addition of the acquired properties in Saskatchewan which have lower production expenses per BOE, and the regular seasonal pattern of limited spending at the properties in northeast British Columbia. This compares with $3.56 for the third quarter of 2005 and $4.62 for the second quarter of 2006.

- In general, production expenses in 2006 have experienced upward pressures in response to high activity levels in the sector, competition for services and higher energy costs.

- Our guidance for production expenses per BOE remains at $3.50 to $4.00 for the full yearly average in 2006, and at $3.25 to $3.75 for the fourth quarter of 2006.

General and Administrative Expenses

(thousands)	Three Months Ended Sept. 30, 2006	2005	Nine Months Ended Sept. 30, 2006	2005
Cash G&A expenses	$ 3,054	$ 1,722	$ 6,976	$ 4,957
Overhead recoveries	(1,795)	(640)	(3,290)	(1,648)
Total cash G&A expenses	1,259	1,082	3,686	3,309
Non-cash G&A expense(1)	-	374	804	1,108
Trust Unit Rights Plan expense(2)	647	221	1,312	618
Net G&A reported	$ 1,906	$ 1,677	$ 5,802	$ 5,035
Cash-based G&A per BOE	$ 0.63	$ 1.17	$ 0.97	$ 1.20

Net reported G&A per BOE	$ 0.95	$ 1.82	$ 1.52	$ 1.83

(1) Gross general and administrative expenses for the first nine months of 2006 included $1.6 million related to the Executive Bonus Plan to June 30 (Q1, Q2 and Q3 2005 - $2.2 million). Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates. The Executive Bonus Plan was terminated June 30, 2006.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 9 of the notes to the interim financial statements.

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Cash-based general and administrative expenses were $0.63 per BOE for the third quarter of 2006 compared with $1.66 per BOE for the second quarter of 2006 and $1.17 per BOE in the third quarter of 2005.

With the acquisition of PEML in late June, Focus increased its organizational strength with the addition of personnel in all areas of the Trust as required by the expanded production base, capital programs and corporate requirements. This growth increased general and administrative costs associated with personnel, rent and corporate activities. Notwithstanding that Focus has grown in size, general and administrative expenses per BOE have declined due to the 118 percent increase in the production base of Focus and additional overhead recoveries from operated properties.

The forecast is for cash general and administrative expenses per BOE to be $1.30 to $1.40 for the fourth quarter of 2006 due to annual compensation expenses that occur in the fourth quarter and expenses associated with ensuring compliance with the new regulations regarding internal controls over financial reporting.

Elimination of the Executive Bonus Plan

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the Trust and be more comparable with the standard industry compensation framework for a trust of this size. As part of the change to compensation arrangements, the Executive Bonus Plan was eliminated. In eliminating the Executive Bonus Plan, $3.0 million was to be paid to the participants in the Plan. Half was paid at the end of June 2006 and the remainder will be paid on July 1, 2007. In addition, participants received, in aggregate, an additional 495,600 trust unit appreciation rights during the third quarter of 2006. The financial statements for the second quarter of 2006 recognized the full $3.0 million amount, of which $2,871,856 was allocated to general and administrative expenses and $128,144 was allocated to production expenses.

Interest and Financing Expenses

Interest and financing expenses increased from $1.4 million in the second quarter of 2006 to $3.7 million in the third quarter of 2006 due to additional debt associated with the business acquisition which was drawn near the end of June 2006 and outstanding throughout the quarter. Outstanding long-term bank debt at the end of the quarter increased to $293.3 million at September 30, 2006 from $246.0 million at June 30, 2006.

Interest and financing expenses increased from $0.9 million in the third quarter of 2005 to $3.7 million in the third quarter of 2006 commensurate with higher debt balances and higher interest rates.

Depletion and Depreciation

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended September 30, 2006 increased to

$24.39 per BOE ($26.21 per BOE, including the exchangeable share impact) compared to $13.07 per BOE ($16.52 per BOE, including the exchangeable share impact) in the second quarter of 2006. This rate reflects the specific oil and gas properties owned by the Trust, incorporates the results of independent reserve reports dated December 31, 2005 and includes capital expenditures and acquisitions for the first nine months of 2006.

The higher depletion and depreciation expense is mainly due to the business acquisition in late June 2006 for which the Trust recorded a higher proportionate cost per BOE of proved reserves compared to the historic Focus properties.

Asset Retirement Obligation

The asset retirement obligation increased $0.7 million from $30.4 million at June 30, 2006 to $31.1 million at September 30, 2006. The increase reflects new drilling activity and accretion expense net of actual reclamation expenses. A continuity schedule for the nine months ended September 30, 2006 and September 30, 2005 is contained in Note 4 of the notes to the consolidated financial statements.

The asset retirement obligation balance includes $14.6 million associated with the business acquisition late in the second quarter of 2006. This higher asset retirement obligation has resulted in higher accretion expense being recorded in the third quarter.

Income and Other Taxes

Income and other taxes include a future income tax recovery of $7.8 million in the third quarter of 2006 compared to a recovery of $3.1 million in the third quarter of 2005. The recovery of future income tax results from a reduction in federal and Alberta income tax rates in 2006, distributions to unitholders which transfers taxable income from the Trust to individual unitholders, and from the depletion associated with accounting for exchangeable shares.

On October 31, 2006, Canada's Finance Minister announced proposals pertaining to the taxation of distributions from publicly traded income trusts. The proposals include a 31.5 percent tax imposed on distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the proposals would apply to Focus effective January 1, 2011. Focus is currently assessing the proposals and their potential implications.

Capital Expenditures

Capital expenditures for field operations for the third quarter of 2006 were $36.5 million. Our most active area during the quarter was Shackleton, where we spent $17.8 million for the drilling of 142 (119.2 net) successful Milk River gas wells. A total of $8.9 million of capital was spent on other properties, primarily at Pouce Coupe, Red Earth, Sylvan Lake and Maple Creek. On these properties we drilled 12 wells (9.4 net) during the quarter with a success rate of 100 percent. Also included in our capital expenditures for the period is $9.8 million for the acquisition of Crown land at Shackleton.

Capital expenditures for the balance of 2006 are expected to be in the range of $21 million. The remaining capital program will involve the drilling of approximately 35 gross wells, consisting of 12 wells at Shackleton, an 18 well program at Medicine Hat, and the first three to five wells of our winter drilling program at Tommy Lakes. The Shackleton expenditures will also include capital for the completion, tie in and facility work required to bring on the wells drilled in the third quarter. This work is currently underway and will be completed by early December. Depending on rig availability and weather, we may also commence our Shackleton winter drilling program prior to the end of the year. Our Medicine Hat program is underway, and will also be completed and tied in by December. We expect our Tommy Lakes program to commence in mid November, assuming normal early winter weather conditions materialize.

Liquidity and Capital Resources

As at September 30, 2006 Focus had a working capital deficiency of $19.8 million compared with a working capital deficiency of $55.5 million at June 30, 2006, and a working capital deficiency of $5.0 million at December 31, 2005. The working capital deficiency increase of $50.5 million from December 31, 2005 to June 30, 2006 was primarily due to the working capital deficiency of $41.6 million assumed in the PEML acquisition late in June 2006 and increased distributions payable resulting from the issuance of trust units and exchangeable partnership units in connection with the acquisition. During the third quarter of 2006, payments were made with respect to the working capital deficiency assumed in the PEML acquisition, and as a result the working capital deficiency was reduced by approximately $31.5 milion and long-term debt was increased. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, settlement of accrued income taxes, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at September 30, 2006 was $293.2 million compared with $242.0 million at June 30, 2006 and $87.5 million at December 31, 2005. With respect to the increase of $205.7 million in long-term debt from year end, $142.5 million was incurred with respect to the acquisition, a further $31.5 million was incurred to settle obligations related to the acquisition during the third quarter of 2006, and the remainder represents payments for distributions, capital expenditures and reclamation activities being greater than funds flow received for the period.

Focus has a $350 million revolving syndicated credit facility among four financial institutions and a $15 million demand operating line of credit at September 30, 2006. The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to a review by the lenders.

Total debt (long-term debt plus the working capital deficiency) increased from $92.5 million at December 31, 2005 to $313.0 million at September 30, 2006. This increase of $220.5 million during the first nine months of 2006 primarily resulted from the following factors:

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- Funds flow from operations of $116.8 million plus debt and working capital were used to fund $86.9 million in distributions declared to unitholders, $53.6 million invested in capital expenditures for regular field operations, and $2.1 million of contributions to the reclamation fund and reclamation costs. The result of these activities of the Trust was an increase in debt and working capital deficiency of $25.8 million.

  With respect to distributions to September 30, 2006, $7.8 million was related to the June 30, 2006 distribution payable for trust units and exchangeable partnership units issued on June 27 in connection with the acquisition.

- Focus invested $9.8 million at the Saskatchewan land sale in August to increase the development inventory of the Trust in the core part of the Shackleton area, and this purchase was funded with debt.

- With respect to the PEML acquisition, Focus paid $199.8 million and obtained net working capital of $15.7 million for a net change in debt and working capital deficiency of $184.1 million.

- Proceeds were $0.7 million from the issuance of equity pursuant to the exercise of trust unit appreciation rights.

Central to Focus' business strategy is the concept of sustainability where the sum of capital expenditures to replace production and distributions is

equal to funds flow from operations. Focus plans to finance its program for development drilling and enhancement of production to replace production primarily through investing approximately 30 to 50 percent of funds flow on an annual basis. Capital expenditures, including acquisitions and significant purchases of undeveloped land, above this level will be financed through a combination of funds flow, debt and equity by issuing units from treasury.

On October 11, 2006 Focus announced the introduction of a Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan") which provides eligible unitholders of Focus trust units the advantage of accumulating additional trust units by reinvesting their cash distributions paid by Focus and by making optional payments for additional trust units. Under the distribution reinvestment portion of the DRIP Plan, participants can potentially buy additional units from treasury at 95 percent of the average market price. This DRIP Plan provides a service to unitholders and increases the financial flexibility of Focus. Focus wants to maintain financial flexibility at a time of shifting commodity prices. Consistent with experience of other trusts for this basic type of plan, we expect that the DRIP Plan will generate between $5 million and $10 million through the issuance of equity on an annual basis. Focus will generally use funds generated by this plan to reduce debt or invest in additional capital projects (including land purchases and expanded development operations).

Capitalization Table (thousands except per-unit amounts)	Sept. 30 2006	December 31, 2005
Long-term debt	$ 293,200	$ 87,500
Plus: working capital deficiency	19,813	5,018
Total debt	$ 313,013	$ 92,518
Units outstanding and issuable for exchangeable shares and exchangeable partnership units	78,425	37,456
Market price	$ 21.25	$ 25.72
Market capitalization	$ 1,666,531	$ 963,368
Total capitalization	$ 1,979,544	$ 1,055,886
Total debt as a percentage of total capitalization	15.8%	8.8%
Total debt to funds flow from operations(1)	1.3	0.8

(1) September 30, 2006 is based on the funds flow of the Trust for the quarter ended September 30, 2006.

2006 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 27, 2006	January 31, 2006	February 15, 2006	$0.19
February 24, 2006	February 28, 2006	March 15, 2006	$0.19
March 29, 2006	March 31, 2006	April 17, 2006	$0.19
April 26, 2006	April 30, 2006	May 15, 2006	$0.19
May 29, 2006	May 31, 2006	June 15, 2006	$0.19
June 28, 2006	June 30, 2006	July 17, 2006	$0.19
July 27, 2006	July 31, 2006	August 15, 2006	$0.16
August 29, 2006	August 31, 2006	September 15, 2006	$0.16
September 27, 2006	September 30, 2006	October 16, 2006	$0.16
October 27, 2006	October 31, 2006	November 15, 2006	$0.16
November 28, 2006	November 30, 2006	December 15, 2006	$0.16(x)
December 27, 2006	December 31, 2006	January 15, 2007	$0.16(x)

(x) estimated

Focus declared distributions of $1.62 per unit in respect of January to September 2006 production for the nine-month period. On October 12, 2006 the Trust announced that the distributions in respect of October to December production would be at a rate of $0.16 per month. The distribution rate reflects Focus' commitment to a business strategy of sustainability. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

Exchangeable partnership units receive a cash distribution equal to the cash distribution declared for each Focus unit.

Cash distributions are not paid on the exchangeable shares and the cash flow related to the exchangeable shares is retained by the Trust for reduction of debt or for additional capital expenditures. The exchangeable shares of FET Resources Ltd. are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units.

Payout Ratio	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
Funds flow from operations (thousands)	$ 60,134	$ 116,810
Funds flow from operations per Total Unit (weighted average Total Trust Units, including exchangeable shares converted at the average exchange ratio)	$ 0.77	$ 2.25
Distributions per unit declared	$ 0.48	$ 1.62
Payout ratio - per-unit basis	63%	72%
Cash distributions declared to unitholders and holders of exchangeable partnership units; exchangeable shares do not receive cash distributions (thousands)(1)	$ 37,274	$ 86,928
Payout ratio - dollar basis(1)	62%	74%

(1) Cash distributions for the nine months ended September 30, 2006 included $7.8 million paid on July 17, 2006 to the former shareholders of PEML in connection with the acquisition on June 27, 2006.

Excluding the $7.8 million of payments to former PEML shareholders at the end of June and the $1.1 million of funds flow from operations associated with the acquired properties, the payout ratio for the nine months ended September 30, 2006 would have been 68 percent.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 14 of the notes to the interim financial statements for further details.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as

at a specific reporting date but for which actual revenues and expenses have not yet been received;

- estimated capital expenditures on projects that are in progress;

- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;

- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

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The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the Assessment of Business Risks section of the Trust's 2005 Annual Report MD&A and the Risk Factors section of the Trust's 2005 Annual Information Form dated March 30, 2006 for a detailed assessment.

Please refer to the Income and Other Taxes section of this interim report which provides additional information on the business risks associated with the October 31, 2006 announcement by the Canada Department of Finance regarding proposed changes to the taxation of income trusts.

Outlook - 2006 and 2007

The following charts summarize Focus' 2006 and 2007 outlook.

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by demand and supply factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders. This Outlook should be read in conjunction with the Assessment of Business Risks section.

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Summary of 2006 Expectations	Q4 2006	2006 Full Year Average
Production	22,000 - 23,000 BOE/d	16,000 - 16,500 BOE/d
Weighting to natural gas	89%	85%
Production expenses per BOE	$3.25 - $3.75	$3.50 - $4.00
Cash G&A expenses per BOE	$1.30 - $1.40	$1.25 - $1.50
Capital expenditures - field	$21 million	$84 million
Payout ratio	55% - 60%	65% - 70%
Approximate taxable		

portion of distributions	100%	100%
Funds from operations/ net debt	1.2x - 1.3x	1.2x - 1.3x

Summary of 2007 Expectations	2007 Full Year Average
Production	21,500 - 23,500 BOE/d
Weighting to natural gas	89%
Production expenses per BOE	$3.75 - $4.25
Cash G&A expenses per BOE	$0.90 - $1.10
Capital expenditures - field	$95 - $115 million
Payout ratio	55% - 65%
Approximate taxable portion of distributions	100%
Funds from operations/net debt	1.1x - 1.3x

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.

- Many of the key natural gas areas of Focus from August 2002 to June 2006 were only accessible by road in the winter. This included the Tommy Lakes area, which was very significant from a production and development program perspective during that period. Please refer to the Seasonality of Operations section for additional information.

- Prior to June 2006, Focus completed major acquisitions at Tommy Lakes in April 2004 and Medicine Hat in September 2004. The Tommy Lakes acquisition was financed by the issuance from treasury and use of existing bank credit facilities. The acquisition in September 2004 was financed with the use of existing bank credit facilities.

- Effective June 27, 2006 Focus acquired PEML for $1,091 million, excluding asset retirement obligations and future tax. This acquisition had a significant impact on the operations of the Trust with production increasing approximately 140 percent, an expanded capital program that will be conducted on a year-round basis and a strengthened organization. The acquisition was financed with the issuance of 40.8 million trust units or exchangeable partnership units and the payment of $142.5 million from bank credit facilities. Please refer to the Business Acquisition section for additional information.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	Q3	2006 Q2	Q1	2005 Q4
FINANCIAL				
Oil and gas revenues, before royalties	90,395	48,663	48,146	52,315
Funds flow from operations	60,134	27,988	28,688	32,350
Per unit - basic	$0.77	$0.70	$0.77	$0.86
Cash distributions per trust unit	$0.48	$0.57	$0.57	$0.54

Payout ratio (per-unit basis)	63%	82%	74%	63%
Net income(1)	12,670	21,873	16,778	17,858
Per unit - basic (1)	$0.19	$0.57	$0.46	$0.49
Capital expenditures	36,457	2,674	24,289	10,865
Acquisition expenditures, net	-	1,091,294	-	(33)
Long-term debt plus working capital	313,013	297,450	109,094	92,518
Total Trust Units - outstanding (000's)	78,425	78,359	37,521	37,456
OPERATIONS				
Average daily production				
Crude oil (bbls/d)	1,844	1,563	1,610	1,714
NGLs (bbls/d)	740	682	784	762
Natural gas (mcf/d)	115,612	46,753	45,137	42,629
BOE ((at) 6:1)	21,853	10,038	9,917	9,582

(thousands of dollars, except as indicated)	Q3	2005 Q2	Q1	2004 Q4
FINANCIAL				
Oil and gas revenues, before royalties	39,233	46,583	43,981	39,233
Funds flow from operations	23,241	27,436	26,809	23,241
Per unit - basic	$0.63	$0.73	$0.72	$0.63
Cash distributions per trust unit	$0.48	$0.48	$0.48	$0.48
Payout ratio (per-unit basis)	77%	66%	67%	77%
Net income(1)	14,545	14,682	13,351	14,545
Per unit - basic (1)	$0.41	$0.40	$0.37	$0.41
Capital expenditures	11,325	3,962	22,475	11,325
Acquisition expenditures, net	1,190	-	77	1,190
Long-term debt plus working capital	81,158	88,965	94,548	81,158
Total Trust Units - outstanding (000's)	37,223	37,339	37,290	37,223
OPERATIONS				
Average daily production				
Crude oil (bbls/d)	1,903	1,779	1,850	1,903
NGLs (bbls/d)	724	770	743	724
Natural gas (mcf/d)	43,080	46,997	43,575	43,080
BOE ((at) 6:1)	10,036	10,382	9,856	9,807

(1) Restated at June 30, 2005 with new accounting policy EIC-151 "Exchangeable Securities issued by Subsidiaries of Income Trusts"

Consolidated Balance Sheets (unaudited)

(thousands)	September 30, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ -	$ 4,696
Accounts receivable	36,106	21,065
Prepaid expenses and deposits	5,141	1,952
Commodity contracts(note 11)	5,583	-

	46,830	27,713
Petroleum and natural gas properties and equipment (note 3)	1,320,041	430,865
Goodwill (note 3)	464,177	5,100
Reclamation fund	4,815	2,711
	$ 1,835,863	$ 466,389
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 49,006	$ 26,127
Cash distributions payable	12,431	6,604
Commodity contracts (note 11)	5,206	-
	66,643	32,731
Long-term debt (note 5)	293,200	87,500
Asset retirement obligation (note 4)	31,107	15,090
Future income taxes (note 3)	334,523	81,634
	725,473	216,955
NON-CONTROLLING INTEREST		
Exchangeable shares (note 6)	4,369	4,131
UNITHOLDERS' EQUITY		
Unitholders' capital (note 7)	921,228	244,426
Exchangeable partnership units (note 8)	218,500	-
Contributed surplus	2,158	1,135
Accumulated income	(35,865)	(258)
	1,106,021	245,303
Commitments and contingencies (note 14)		
Subsequent event (note 15)		
	$ 1,835,863	$ 466,389

See Notes to Consolidated Financial Statements

Approval on behalf of the Board of Directors:

(signed)
STUART G. CLARK
Director

(signed)
JAMES H. MCKELVIE
Director

Consolidated Statements of Income and Accumulated Income (Deficit)
(unaudited)

(thousands except per-unit amounts)	Three Months Ended, September 30, 2006	2005	Nine Months Ended, September 30, 2006	2005
Revenue				
Production revenue	$ 90,395	$ 48,790	$ 187,205	$ 139,354
Royalties	(16,918)	(11,355)	(36,683)	(32,122)
Alberta Royalty Tax Credit	84	126	343	364
Facility income	700	523	2,367	1,566
Interest income	8	15	19	30

	74,269	38,099	153,251	109,192
Expenses				
Transportation system charges	3,397	2,740	8,668	7,516
Production	7,044	3,289	16,172	10,881
General and administrative	1,905	1,676	5,802	5,036
Elimination of the Executive Bonus Plan(note 10)	-	-	2,872	-
Interest and financing	3,729	891	6,123	2,586
Depletion and depreciation	52,684	14,089	81,502	40,625
Accretion of asset retirement obligation	523	214	1,307	618
	69,282	22,899	122,446	67,262
Income before income taxes	4,987	15,200	30,805	41,930
Income and other taxes				
Future income tax reduction	(7,811)	(3,079)	(21,415)	(5,628)
Current and large corporations tax	8	323	221	882
	(7,803)	(2,756)	(21,194)	(4,746)
Non-controlling interest - exchangeable shares	119	383	678	1,071
Net income for the period	12,671	17,573	51,321	45,605
Accumulated income (deficit), beginning of period	(11,262)	3,149	(258)	9,955
Cash distributions	(37,274)	(19,039)	(86,928)	(53,877)
Accumulated income (deficit), end of period	$ (35,865)	$ 1,683	$ (35,865)	1,683
Net income per unit(note 13)				
Basic	$ 0.19	$ 0.48	$ 1.08	$ 1.25
Diluted	$ 0.16	$ 0.47	$ 0.99	$ 1.23

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended, September 30,		Nine Months Ended, September 30,	
(thousands)	2006	2005	2006	2005
Operating activities				
Net income for the period	$ 12,671	$ 17,573	$ 51,321	$ 45,605
Add non-cash items:				
Non-controlling interest - exchangeable shares	119	382	678	1,071
Non-cash general and administrative expenses (notes 7 and 9)	647	594	2,116	1,726
Depletion and depreciation	52,684	14,089	81,502	40,625
Accretion on asset retirement obligation	523	214	1,307	618
Non-cash amortization of hedging contracts	1,301	-	1,301	-

Future income tax recovery	(7,811)	(3,079)	(21,415)	(5,628)
Reclamation costs	-	(430)	(285)	(596)
Net change in non-cash working capital items	(24,452)	209	(27,664)	(5,495)
	35,682	29,552	88,861	77,926
Financing activities				
Unit issue costs	-	-	(140)	-
Proceeds from exercise of unit appreciation rights	276	362	737	723
Increase in long-term debt	51,200	5,025	205,700	19,000
Cash distributions paid	(39,586)	(18,291)	(81,101)	(53,038)
	11,890	(12,904)	125,196	(33,315)
Investing activities				
Capital asset additions	(36,457)	(5,657)	(63,420)	(32,170)
Acquisition expenditures	-	(10,394)	(142,500)	(10,396)
Reclamation fund contributions, net of costs	(1,207)	99	(2,103)	(734)
Net change in non-cash working capital items	(9,911)	(651)	(10,730)	45
	(47,575)	(16,603)	(218,753)	(43,255)
Increase (decrease) in cash and cash equivalents during the period	(3)	46	(4,696)	1,356
Cash and cash equivalents, beginning	3	1,354	4,696	44
Cash and cash equivalents, ending	$ -	$ 1,400	$ -	$ 1,400

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Pursuant to the terms of a net profits interest agreement (the "NPI Agreement"), the Trust is entitled, through a subsidiary, to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to

carry out the operations of FET Resources Ltd.

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd., Focus BC Trust and FET Energy Ltd., wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to the NPI Agreement.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount. See Note 15 for further discussion.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

FET Energy Ltd. is a subsidiary of the Trust. Under a Plan of Arrangement with Profico Energy Management Ltd. ("PEML") dated June 26, 2006, FET Energy Ltd. became the successor company to PEML through amalgamation on June 27, 2006. FET Energy Ltd., through its interest in a partnership, is engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The specific accounting principles used are described in the annual consolidated financial statements of the Trust and should be read in conjunction with these consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

The Trust's most significant properties in terms of production and capital expenditures, prior to the acquisition of properties from PEML, are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush

production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months. The properties acquired from PEML allow year-round access which will reduce the significance of the seasonality of operations for the Trust.

Effective January 1, 2005, the Trust has presented accumulated income net of accumulated cash distributions paid or payable to unitholders on the balance sheet.

(thousands)	2006	2005
Accumulated income, before cash distributions	$ 238,279	$ 169,100
Accumulated cash distributions	(274,144)	(167,417)
Balance as at September 30	$ (35,865)	$ 1,683

3. BUSINESS ACQUISITION

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement with PEML. On June 26, 2006, the unitholders of the Trust and the shareholders of PEML voted to approve resolutions to effect the Plan of Arrangement by which security holders of PEML received a total of 5.17 Focus Energy Trust units and/or Focus Limited Partnership exchangeable units and $25.12 cash for each PEML common share and the Trust received the assets and assumed the liabilities of PEML for total consideration of $1,091.3 million.

This amount consisted of the issuance of 30,802,817 Focus Energy Trust units, 9,999,992 Focus Limited Partnership exchangeable units and $199.8 million in cash and transaction costs. Both the Trust and Partnership units had a fair value of $21.85 per unit. The Board of Directors approved the Information Circular dated May 25, 2006 with respect to the Plan of Arrangement on May 24, 2006.

The Trust's aggregate consideration for the acquisition of PEML consists of the following:

Consideration for the acquisition:

($ thousands)	
Trust units issued	673,041
Exchangeable partnership units issued	218,500
Cash	198,253
Transaction costs	1,500
	1,091,294

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration of the PEML acquisition.

Allocation of purchase price:

($ thousands)	
Cash acquired	55,800
Net working capital	(41,819)

Petroleum and natural gas properties and equipment	904,754
Fair value of commodity contracts	1,679
Goodwill	459,077
Asset retirement obligation	(14,570)
Future income taxes	(273,627)
	1,091,294

Effective June 27, 2006, the results from the assets purchased from PEML have been included in the consolidated financial statements of the Trust. Components of the purchase price are preliminary estimates and may change as final information becomes available.

4. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $85.4 million which will be incurred between 2006 and 2039. The majority of the costs will be incurred after 2019. A credit-adjusted risk-free rate of 7.0 percent and an inflation rate of 2.0 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	September 30, 2006	September 30, 2005
Balance, beginning of period	$ 15,090	$ 11,461
Accretion expense	1,307	618
Development activity and change in estimates	425	1,150
Acquisitions	14,570	366
Settlement of liabilities	(285)	(596)
Balance, end of period	$ 31,107	$ 12,999

5. LONG-TERM DEBT

As at September 30, 2006 the Trust has a $350 million revolving syndicated credit facility among four financial institutions with an extendible 364-day revolving period and a two-year amortization period. In addition, the Trust has a $15.0 million demand operating line of credit. At September 30, 2006, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at September 30, 2006 is approximately 5.2 percent.

The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of 8 1/3 percent commencing 15 months after the term date and the remaining 75 percent at the end of the term.

6. NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. During the period of January 1 to September 30, 2006, a total of 54,731 exchangeable shares were converted into 77,572 trust units at exchange ratios prevailing at the time. At September 30, 2006, the exchange ratio was 1.44137 trust units for each exchangeable share. Cash distributions are not paid on the exchangeable shares. On the tenth anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units at a price equal to the value of that number of trust units based on the exchange ratio as at the last business day prior to the redemption date. The Company may redeem all but not less than all of the outstanding exchangeable shares at any time when the aggregate number of issued and outstanding exchangeable shares is less than 1,000,000. The Company will, at least 45 days prior to any redemption date, provide the registered holders with written notice of the prospective redemption. The redemption price is equal to that described previously. The exchangeable shares of FET Resources Ltd. are listed for trading on the Toronto Stock Exchange under the symbol FTX.

	Number of Shares		Consideration (thousands)	
Exchangeable Shares of FET Resources Ltd.	2006	2005	2006	2005
Balance as at January 1	560,218	977,346	$4,131	$4,934
Net income attributable to non-controlling interest	-	-	678	1,071
Exchanged for trust units	(54,731)	(398,128)	(440)	(2,113)
Balance as at September 30	505,487	579,218	4,369	$3,892

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares at the time of the Plan of Arrangement with Storm Energy Inc. in 2002, plus net income attributable to the exchangeable shareholders, less exchangeable shares converted. The net income attributable to the non-controlling interest on the consolidated statement of income and accumulated income represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

7. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

	Number of Units		Consideration (thousands)	
Trust Units of Focus Energy Trust	2006	2005	2006	2005
Balance as at January 1	36,687,167	35,973,651	$244,426	$230,478
Issued pursuant to Plan of Arrangement with PEML(i)	30,802,817	-	673,041	-
Issued on conversion of exchangeable shares(ii)	77,572	520,462	1,842	10,865
Issued pursuant to the Executive Bonus Plan(iii)	42,530	50,728	1,033	1,046
Exercise of Unit Appreciation Rights(iv)	86,500	92,500	1,026	947
Trust unit issue expense		-	(140)	
Balance as at September 30, 2006	67,696,586	36,637,341	921,228	243,336

(i) Issued pursuant to Plan of Arrangement with PEML at a fair value of $21.85 per trust unit

(ii) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(iii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such Plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(iv) Exercise of Unit Appreciation Rights includes cash consideration of $736,623 (2005 - $723,296) and contributed surplus credit of $289,628 (2005 - $224,083).

8. EXCHANGEABLE PARTNERSHIP UNITS

The exchangeable partnership units of Focus Limited Partnership are convertible after January 1, 2007 into trust units, at the option of the holder, on a one-for-one basis. Cash distributions equal to the distribution paid to Trust unitholders are paid to the holders of the exchangeable partnership units.

The Board of Directors may redeem the exchangeable partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date.

The exchangeable partnership units are entitled to vote on Focus matters with Trust unitholders through the Special Voting Unit. The exchangeable partnership units are not listed on any stock exchange and are not transferable.

Exchangeable Partnership Units of Focus Energy Trust	Number of Units 2006	Number of Units 2005	Consideration (thousands) 2006	Consideration (thousands) 2005
Balance, beginning of period	-	-	-	-
Issued pursuant to Plan of Arrangement with PEML	9,999,992	-	$218,500	-
Balance as at September 30, 2006	9,999,992	-	$218,500	-

The exchangeable partnership units were issued at a fair value of $21.85 per unit.

9. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established in August 2002 and amended in June 2006. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant rights up to 5 percent of the outstanding trust units, including units issuable upon exchange of exchangeable shares and exchangeable partnership units. As at September 30, 2006, the Trust has listed and reserved 3,856,821 trust units and there are rights outstanding to purchase 2,374,046 trust units pursuant to the terms of the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. At the option of the holder, the exercise price per right can be calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. Rights granted prior to June 2006 have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant. Rights granted under the Plan subsequent to May 2006 have a life of four years and vest equally over a three-year period commencing on the first anniversary of the grant.

	2006		2005	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at				

January 1	1,311,100	$	12.52	1,113,100	$	11.78
Granted	1,244,446	$	23.03	305,750	$	21.43
Exercised	(86,500)	$	8.52	(92,500)	$	11.56
Cancelled	(95,000)	$	21.34	(40,000)	$	15.10
Before reduction of exercise price	2,374,046	$	17.82	1,286,350	$	13.99
Reduction of exercise price	-	$	(1.00)	-	$	(0.99)
Balance as at September 30	2,374,046	$	16.82	1,286,350	$	13.00

- The average exercise price at the grant date is $19.45.

- The average contractual life of the rights outstanding is 3.17 years.

- The number of rights exercisable at September 30, 2006 is 425,500.

- The average fair value at the grant date for the nine months ended September 30, 2006 is $5.07.

The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $647,301 and $1,312,019 for the quarter and nine months ended September 30, 2006. The Trust recorded non-cash compensation expense of $220,912 and $618,315 for the quarter and nine months ended September 30, 2005.

10. ELIMINATION OF THE EXECUTIVE BONUS PLAN

Late in the second quarter of 2006, the Board of Directors approved a new compensation plan that would better suit the expanded employee base of the Trust and be more comparable with the standard compensation framework within the sector.

In eliminating the Executive Bonus Plan, $3.0 million is being paid to the participants in the Plan. Half was paid at the end of June 2006 and the remainder will be paid on July 1, 2007. In addition, participants will receive, in aggregate, an additional 495,600 trust unit appreciation rights.

11. FINANCIAL INSTRUMENTS

The following financial contracts were outstanding at September 30, 2006. The fair market value of the contracts outstanding at September 30, 2006 would have resulted in a net payment to the Trust of $28.6 million.

At November 8, 2006 the following financial contracts were outstanding:

Financial Contracts	Daily Quantity	Contract Price	Price Index	Term
Crude oil	300 bbls	$ 72.97 Cdn	WTI	October 2006 - December 2006
	400 bbls	$ 55.05-65.05 Cdn	WTI	October 2006 - December 2006
Natural gas	7,000 GJ	$ 7.75-8.78 Cdn	AECO	October 2006

7,000 GJ	$	8.75-10.02	Cdn	AECO	October 2006
6,000 GJ	$	10.65	Cdn	AECO	October 2006
3,000 GJ	$	5.13	Cdn	AECO	October 2006
6,000 GJ	$	8.01	Cdn	AECO	October 2006 - March 2007
20,000 GJ	$	7.66	Cdn	AECO	October 2006 - March 2007
7,000 GJ	$	9.00	Cdn	AECO	October 2006 - March 2007
13,000 GJ	$	9.32	Cdn	AECO	November 2006 - March 2007
11,000 GJ	$	8.73	Cdn	AECO	November 2006 - March 2007
15,000 GJ	$	7.77	Cdn	AECO	April 2007 - October 2007
10,000 GJ	$	7.90	Cdn	AECO	April 2007 - October 2007
5,000 GJ	$	8.00	Cdn	AECO	April 2007 - October 2007
5,000 GJ	$	7.52	Cdn	AECO	April 2007 - October 2007(x)
5,000 GJ	$	7.50	Cdn	AECO	April 2007 - October 2007(x)
5,000 GJ	$	7.53	Cdn	AECO	April 2007 - October 2007(x)
5,000 GJ	$	7.50	Cdn	AECO	April 2007 - October 2007(x)
15,000 GJ	$	8.25-9.00	Cdn	AECO	November 2007 - March 2008(x)

(x) contract entered into subsequent to September 30, 2006

Focus has designated their commodity contracts as effective accounting hedges on their respective contract dates.

Focus has recognized an asset for commodity contracts of $1.7 million as part of the business acquisition with PEML. This amount will be amortized over the term of those contracts, November 2006 to March 2007.

In July 2006, Focus amended certain commodity contracts effectively canceling a number of contracts with terms of November 2006 to March 2007 and writing new commodity contracts with the same volume over the term August 2006 to March 2007. The result of these amendments was recognition of the fair value of the original commodity contracts as an asset and liability in the balance sheet. The asset is being amortized over the term of the new contracts and has a balance of $3.9 million at September 30, 2006. The liability is being amortized over the original contracts and has a balance of $5.2 million at September 30, 2006. The difference of $1.3 million has been recognized in the income statement.

12. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at September 30, 2006, which have no book value, would have resulted in a net payment to the Trust of $7.0 million.

Physical Sales Contracts	Daily Quantity	Contract Price	Term

Natural gas - fixed price	3,000 GJ	$8.67	Cdn	October 2006
	3,000 GJ	$8.30	Cdn	October 2006
	12,500 GJ	$7.31	Cdn	October 2006 - March 2007
	10,000 GJ	$6.77	Cdn	October 2006 - March 2007
	5,000 GJ	$10.32	Cdn	November 2006 - March 2007
	15,000 GJ	$7.15	Cdn	April 2007 - October 2007(x)
	10,000 GJ	$7.18	Cdn	April 2007 - October 2007(x)

(x)contract entered into subsequent to September 30, 2006

13. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units and exchangeable partnership units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan, include exchangeable shares converted at the average exchange ratio and include exchangeable partnership units.

Basic per-unit calculations for the three-month period ended September 30 are based on the weighted average number of trust units and exchangeable partnership units outstanding in 2006 of 77,638,100 (2005 of 36,594,045). Basic per-unit calculations for the nine-month period ending September 30 are based on the weighted average number of trust units and exchangeable partnership units outstanding in 2006 of 51,126,735 (2005 of 36,356,904).

Diluted calculations for the three-month period ended September 30 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 540,451 (2005 of 543,091) and 761,279 exchangeable shares (2005 of 787,306) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts. Diluted calculations for the nine-month period ended September 30 include additional trust units for the dilutive impact of the Rights Plan in 2006 of 523,998 (2005 of 512,401) and 765,691for exchangeable shares (2005 of 953,849) converted at the average exchange rate.

Supplementary cash flow information for the nine months ended September 30:

(thousands)	2006	2005
Interest paid	$ 8,396	$ 2,496
Interest received	$ 17	$ 17
Taxes paid	$ 26,593	$ 728
Cash distributions paid	$ 81,101	$ 53,038

14. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

2007-	2009-	2011 and there-

($ thousands)	Total	2006	2008	2010	after
Office premises	1,899	225	1,221	453	-
Operating leases	793	445	348	-	-
Mineral and surface leases(2)	23,893	2,214	8,672	8,671	4,336
Transportation and processing	33,375	13,198	14,208	2,953	3,016
Asset retirement obligations(3)	31,107	343	559	899	29,306
Total contractual obligations	91,067	16,425	25,008	12,976	36,658

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 11 and 12.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2006 to 2011 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2011 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

15. SUBSEQUENT EVENT

On October 31, 2006, Canada's Finance Minister announced proposals pertaining to the taxation of distributions from publicly traded income trusts. The proposals include a 31.5 percent tax imposed on distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the proposals would apply to the Trust effective January 1, 2011. The Trust is currently assessing the proposals and their potential implications.

>>

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

Focus Energy Trust units trade on the TSX under the symbol FET.UN and the exchangeable shares of FET Resources Ltd. trade on the TSX under the symbol FTX.

%SEDAR: 00004970E

/For further information: Derek W. Evans, President and Chief Executive Officer; or Bill Ostlund, Vice President, Finance and Chief Financial Officer, Focus Energy Trust, Suite 3300, 205 - 5 Avenue S.W., Calgary, Alberta, T2P 2V7, Telephone: (403) 781-8409, Fax: (403) 781-8408/

(FET.UN. FTX.)

CO: Focus Energy Trust; FET Resources Ltd.

CNW 05:00e 09-NOV-06

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE NOVEMBER 15, 2006

Calgary, November 1, 2006 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.44878 to 1.45557. Such increase will be effective on November 15, 2006.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
October 31, 2006	1.44878	$0.16	$23.5723	0.00679	November 15, 2006	1.45557

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

NEWS RELEASE

FOCUS ENERGY TRUST CONTINUES DISTRIBUTIONS OF $0.16 PER UNIT

Calgary, October 12, 2006 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the fourth quarter of 2006 to continue monthly distributions of $0.16 per trust unit . Further, Focus has declared a distribution of $0.16 per trust unit to be paid on November 15, 2006 in respect of October production, for unitholders of record on October 31, 2006. The ex-distribution date is October 27, 2006.

Record Date	Ex-Distribution Date	Distribution Payment Date	Distribution per Unit
October 31	October 27	November 15, 2006	$0.16
November 30	November 28	December 15, 2006	$0.16 (*)
December 31	December 27	January 15, 2007	$0.16 (*)

(*) Estimated distributions based upon current market outlook and are subject to change.

The exchangeable shares of FET Resources Ltd. (FTX — TSX) are convertible into trust units of Focus based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares.

With respect to the Distribution Reinvestment and Optional Trust Unit Purchase Plan ("Plan"), Units will be issued from treasury to satisfy the requirements of the Plan for the November 15, 2006 distribution.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR IMMEDIATE RELEASE: October 11, 2006

TSX SYMBOL: FET.UN

FOCUS ENERGY TRUST ANNOUNCES APPROVAL OF DIVIDEND REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

CALGARY - Focus Energy Trust ("Focus") announces that it has received all necessary regulatory approvals in respect of its distribution reinvestment and optional trust unit purchase plan (the "Plan"). The Plan is available for the October distribution to be paid on November 15, 2006 to unitholders of record on October 31, 2006.

The Plan provides eligible unitholders of Focus trust units ("Trust Units") the advantage of accumulating additional Trust Units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional Trust Units.

Distribution Reinvestment

The cash distributions will be reinvested at the discretion of FET Resources Ltd. (the "Manager"), either by acquiring Trust Units issued from treasury at 95% Average Market Price (which is the arithmetic average of the daily volume weighted average trading prices of the Trust Units on the Toronto Stock Exchange ("TSX") for the ten (10) trading days immediately preceding the distribution date) or through the facilities of the TSX at prevailing market rates. Generally, Focus expects to issue Trust Units from treasury at a discount to satisfy the distribution reinvestment component of the Plan.

Optional Cash Payments

Eligible unitholders may also make optional cash payments of a minimum of $500 up to a maximum of $5,000 per month to purchase additional Trust Units. At the discretion of the Manager, Trust Units purchased with optional cash payments will be issued from treasury at 100% Average Market Price or through the facilities of the TSX at prevailing market rates. Generally, Focus expects to issue Trust Units from treasury to satisfy the optional cash payment component of the Plan.

Participation in the Plan

To participate in the distribution reinvestment component of the Plan, eligible registered unitholders must fax or otherwise deliver a properly completed and signed Authorization in Form A to Valiant Trust Company at the fax number or address specified in the form. The Plan provides that an Authorization Form must be received on or before the distribution record date in order for the cash distribution to which such record date relates to be reinvested under the Plan. Beneficial owners of Trust Units which are held through a nominee in the name of CDS & Co. must have their nominee register with CDS & Co. on or before 3:00 p.m. (Calgary time) on the day preceding such distribution record date.

To participate in the optional cash payment component of the Plan, eligible unitholders must also deliver a properly completed and signed Optional Cash Payment Authorization in Form B (registered holders) or Form C (beneficial holders), together with a certified cheque or bank draft to Valiant Trust Company at least one (1) business day prior to the distribution record date in order for the cash purchase of Trust Units to occur on the distribution payment date to which the record date relates.

Therefore, registered unitholders who want to participate in the Plan for the November 15, 2006 distribution must submit the required forms to Valiant Trust Company in accordance with the directions on the forms on or before October 30, 2006. Beneficial owners who hold Trust Units through a broker, investment dealer, financial institution or other nominee must contact their broker, investment dealer, financial institution or other nominee who holds their Trust Units to request enrolment in the Plan and to provide instructions on how they would like to participate in the Plan. Beneficial owners who hold Trust Units through a nominee in the name of CDS & Co. must have their nominee register with CDS & Co. on or before 3:00 p.m. (Calgary time) on October 30, 2006.

The Corporation will determine and announce, prior to each distribution payment date, the amount of equity, if any, that will be made available from treasury under the Plan on that date. No assurances can be made that Trust Units will be made available from treasury on a regular basis, or at all.

No commission, service charges or brokerage fees are payable by participants in connection with Trust Units acquired under the Plan. Beneficial unitholders who wish to participate in the Plan should contact the broker, investment dealer, financial institution or other nominee who holds their Trust Units to confirm what fees, if any, the nominee may charge to enrol in the Plan on their behalf or whether the nominee's policies might result in any costs otherwise becoming payable by the beneficial unitholder.

The Plan is not available to unitholders who are not residents of Canada. Exchangeable partnership units of Focus Limited Partnership and exchangeable shares of FET Resources Ltd. are not eligible for the Plan.

Participation in the Plan does not relieve unitholders of any liability for taxes that may be payable on distributions. Unitholders should consult their tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

Detailed information about the Plan, including a copy of the Plan, the authorization and enrolment forms and a series of questions and answers in respect of the Plan, will be available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Unitholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

For further information please contact:

Derek W. Evans, President and Chief Executive Officer
Bill Ostlund, Vice President, Finance and Chief Financial Officer

Focus Energy Trust
c/o FET Resources Ltd.
3300, 205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403) 781-8409
Fax: (403) 781-8408

FET RESOURCES LTD.
EXCHANGE RATIO FOR EXCHANGEABLE SHARES

For September 15, 2006 DISTRIBUTION

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
31-Aug-06	1.43485	$0.160	$24.5212	0.00652	15-Sep-06	1.44137

10 Day Weighted Average Trading Price

1	31-Aug	$ 24.28	204,853	$	4,973,831
2	30-Aug	$ 24.00	168,611		4,046,664
3	29-Aug	$ 24.48	198,528		4,859,965
4	28-Aug	$ 25.00	122,285		3,057,125
5	25-Aug	$ 25.00	282,352		7,058,800
6	24-Aug	$ 24.61	232,873		5,731,005
7	23-Aug	$ 24.75	136,343		3,374,489
8	22-Aug	$ 24.40	151,837		3,704,823
9	21-Aug	$ 23.90	63,110		1,508,329
10	18-Aug	$ 23.95	74,432		1,782,646
			1,635,224	$	40,097,677
				$	**24.5212**

[redacted]

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR OCTOBER 16, 2006

Calgary, September 15, 2006 — Focus Energy Trust ("Focus") (FET.UN — TSX and FTX — TSX) confirms that the monthly cash distribution in respect of September production of Cdn. $0.16 per trust unit and limited partnership unit will be paid on October 16, 2006 to unitholders of record September 30, 2006. The ex-distribution date is September 27, 2006.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Vice President, Finance and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

For Immediate Release

Focus Energy Trust - FET.UN –TSX
FET Resources Ltd. - FTX –TSX

FET RESOURCES LTD. / FOCUS ENERGY TRUST ANNOUNCES THE INCREASE TO THE FET EXCHANGEABLE SHARE EXCHANGE RATIO EFFECTIVE OCTOBER 16, 2006

Calgary, October 2, 2006 — FET Resources Ltd. and Focus Energy Trust announce the increase to the exchange ratio of the exchangeable shares of FET Resources Ltd. from 1.44137 to 1.44878. Such increase will be effective on October 16, 2006.

The following are the details on the calculation of the exchange ratio:

Record Date of Focus Energy Trust Distribution	Opening Exchange Ratio	Focus Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of FET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
September 30, 2006	1.44137	$0.16	$21.5859	0.00741	October 16, 2006	1.44878

** The increase in the exchange ratio is calculated by dividing the Focus Energy Trust distribution per unit by the 10 day weighted average trading price of FET.UN.

A holder of FET Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office in Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. Their telephone number is (403) 233-2801.

For further information please contact:

Focus Energy Trust
FET Resources Ltd.

Derek Evans, President or
Bill Ostlund, Chief Financial Officer
at 403-781-8409

Burnet,
Duckworth
& Palmer LLP
Law Firm

DELIVERED VIA SEDAR

June 27, 2006

The Securities Commission or Similar Regulatory Authorities in each of the Province and Territories of Canada

Dear Sirs:

Re: Notice of Change in Corporate Structure - Section 4.9 of National Instrument 51-102 *Continuous Disclosure Obligations*

Names of the parties in the transaction

Focus Energy Trust ("Focus"), FET Acquisition Corp. ("AcquisitionCo"), Focus Commercial Trust ("FCT"), Focus Limited Partnership ("FLP"), FET Management Ltd. ("ManagementCo"), Focus Operating Partnership ("FOP"), Profico Energy Management Ltd. ("Profico") and the securityholders of Profico completed a plan of arrangement (the "Arrangement") pursuant to Section 193 of the *Business Corporations Act* (Alberta).

Description of the Transaction

Pursuant to the Arrangement, Focus indirectly acquired all of the issued and outstanding common shares of Profico ("Profico Shares") in exchange for approximately $199.1 million in cash (including net proceeds after adjustments with Focus from the sale of certain assets of Profico of approximately $106.3 million) and 41,000,000 trust units of Focus ("Focus Units"), or if requested by eligible holders of Profico Shares, 31,000,000 Focus Units and 10,000,000 limited partnership units of FLP ("FLP Units"), which are exchangeable for no additional consideration into Focus Units on a one-for-one basis.

Effective date

June 27, 2006.

Reporting issuers

Focus continues to be a reporting issuer in each of the provinces of Canada.

FLP became a reporting issuer in each of the provinces of Canada other than Manitoba.

Date of first financial year end of new reporting issuer

FLP's first financial year-end subsequent to the Arrangement is December 31, 2006.

BD&P 1400, 350-7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9 | Phone: (403) 260-0100 Fax: (403) 260-0332 www.bdplaw.com
Frank L. Burnet Q.C. (1890-1982) Thomas J. Duckworth Q.C., Counsel | The Hon. W. Kenneth Moore, Q.C., LL.D., Counsel

Periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuers' first financial year subsequent to the transaction.

FLP's financial reporting periods subsequent to the completion of the Arrangement for the 2006 financial year are for the periods ended June 30, 2006 and September 30, 2006 and for the year ended December 31, 2006.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "*Shannon M. Gangl*"

Shannon M. Gangl

G:\054892\0029\Securities Commission Letter (51-102).doc

VOTING AND EXCHANGE TRUST AGREEMENT

among

FOCUS ENERGY TRUST

- and -

FOCUS LIMITED PARTNERSHIP

- and -

VALIANT TRUST COMPANY

Dated as of June 27, 2006

TABLE OF CONTENTS

THIS VOTING AND EXCHANGE TRUST AGREEMENT dated as of June 27, 2006.

AMONG:

FOCUS ENERGY TRUST, an unincorporated open-ended investment trust established under the laws of Alberta (the "**Focus**")

- and -

FOCUS LIMITED PARTNERSHIP, a limited partnership established under the laws of Alberta ("**FLP**" or the "**Partnership**")

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta (hereinafter referred to as the "**Trustee**")

WHEREAS in connection with the Arrangement Agreement, FLP may be required to issue Exchangeable Securities to certain holders of common shares of Profico pursuant to the Plan;

AND WHEREAS pursuant to the Arrangement Agreement, Focus and FLP have agreed to execute a voting and exchange trust agreement substantially in the form of this Agreement;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), as amended from time to time, including the regulations from time to time promulgated thereunder;

(b) "**affiliate**" or "**associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

(c) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this Voting and Exchange Trust Agreement, as from time to time amended, supplemented or restated and not to any particular article, section, schedule or other portion hereof;

(d) "**applicable law**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

(e) "**Arrangement**" means the arrangement under Section 193 of the ABCA on the terms and subject to the conditions set out in the Plan;

(f) "**Arrangement Agreement**" means the arrangement agreement dated as of April 23, 2006, among Focus, FET Acquisition Corp. and Profico Energy Management Ltd., as amended and restated on May 24, 2006,

as from time to time amended, supplemented or restated, providing for, among other things, the Arrangement;

(g) "**Automatic Exchange Rights**" means the benefit of the obligation of Focus to effect the automatic exchange of Exchangeable Securities for Focus Units pursuant to Section 5.12;

(h) "**Beneficiaries**" means the registered holders from time to time of Exchangeable Securities, other than Focus and its affiliates;

(i) "**Beneficiary Votes**" has the meaning ascribed thereto in Section 4.2;

(j) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

(k) "**Class B Unit Consideration**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(l) "**Class B Unit Price**" has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(m) "**Court**" means the Court of Queen's Bench of Alberta;

(n) "**Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which holders of Focus Units are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Focus Unit is entitled with respect to such matter, proposition or question;

(o) "**Exchange Right**" has the meaning ascribed thereto in Section 5.1;

(p) "**Exchangeable Securities**" means FLP B Units;

(q) "**Exchangeable Securities Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Securities;

(r) "**FCT**" means Focus Commercial Trust, an unincorporated investment trust established under the laws of Alberta;

(s) "**FLP B Units**" means the Class B limited partnership units of FLP, which are exchangeable into Focus Units on a one-for-one basis;

(t) "**FLP Special Voting Right**" means the special voting right of Focus to which is attached that number of voting rights (each such voting right to be equal to the voting rights attached to one Focus Unit) equal to the number of outstanding Exchangeable Securities held by Beneficiaries;

(u) "**Focus Unit**" means a Focus Unit, other than a FLP Special Voting Right, of Focus, each such unit representing an equal undivided beneficial interest therein;

(v) "**Focus Unitholders**" means the holders from time to time of Focus Units;

(w) "**General Partner**" means FET Management Ltd., a corporation incorporated pursuant to the laws of Alberta;

(x) "**governmental authority**" includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

(y) **"Indemnified Parties"** has the meaning ascribed thereto in Section 8.1;

(z) **"Insolvency Event"** means, in respect of FLP (i) the institution by it of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or its consent to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or (ii) the filing of a petition or other proceeding to adjudicate it a bankrupt or insolvent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, and its failure to contest in good faith any such proceedings commenced in respect of it within 30 days of becoming aware thereof, or its consent to the appointment of a receiver, or (iii) its making of a general assignment for the benefit of creditors, or its admission in writing of its inability to pay its debts generally as they become due, or (iv) it not being permitted, pursuant to applicable law, to redeem any Retracted Securities pursuant to Section 6.5 of the Exchangeable Securities Provisions;

(aa) **"Limited Partnership Agreement"** means the limited partnership agreement dated as of June 21, 2006 among the General Partner, FCT and each person who from time to time is accepted and becomes a limited partner pursuant thereto, as from time to time amended, supplemented or restated;

(bb) **"Liquidation Call Right"** has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(cc) **"Liquidation Event"** has the meaning ascribed thereto in Section 5.12(b);

(dd) **"Liquidation Event Effective Time"** has the meaning ascribed thereto in Section 5.12(c);

(ee) **"List"** has the meaning ascribed thereto in Section 4.6;

(ff) **"Officer's Certificate"** means, with respect to Focus or FLP, as the case may be, a certificate signed by any one of the authorized signatories of the trustee of Focus on behalf of Focus or the General Partner on behalf of FLP;

(gg) **"Partnership Loan Indebtedness"** means, in respect of any Exchangeable Security, the amount of all loans made under Article 3 of the Exchangeable Securities Provisions in respect of such Exchangeable Security that are not repaid or satisfied by set off as of the effective date of exercise of the Exchange Right in respect of such Exchangeable Security;

(hh) **"person"** includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

(ii) **"Plan"** means the Plan of Arrangement attached as Schedule A to the Arrangement Agreement, as from time to time amended, supplemented or restated in accordance with the terms thereof;

(jj) **"Redemption Date"** has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(kk) **"Retracted Securities"** has the meaning ascribed thereto in Section 5.7;

(ll) **"Support Agreement"** means the support agreement dated as of the date hereof among Focus, FCT, FLP and Focus, as from time to time amended, supplemented or restated;

(mm) **"Trust"** means the trust created by this Agreement;

(nn) **"Trust Consent"** has the meaning ascribed thereto in Section 4.2;

(oo) **"Trust Control Transaction"** has the meaning ascribed thereto in the Exchangeable Securities Provisions;

(pp) **"Trust Estate"** means the FLP Special Voting Unit, any other securities, the Exchange Right, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

(qq) **"Trust Meeting"** has the meaning ascribed thereto in Section 4.2;

(rr) **"Trust Successor"** has the meaning ascribed thereto in Section 10.1(a);

(ss) **"Unitholders"** means the holders from time to time of Units;

(tt) **"Units"** means the Focus Units and the FLP Special Voting Unit; and

(uu) **"Voting Rights"** means the voting rights of the FLP Special Voting Unit held by the Trustee.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement.

1.3 Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7 Accounting Matters

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8 Construction

In this Agreement, unless otherwise indicated:

(a) the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) a reference to an "approval", "authorization", "consent", "designation", "notice" or "agreement" means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d) the phrase "ordinary course of business", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(f) time is of the essence; and

(g) references to a "party" or "parties" are references to a party or parties to this Agreement.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of the Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries and Focus, as herein provided. The Trustee shall hold the FLP Special Voting Unit in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement. The Trustee shall hold the FLP Special Voting Unit for and on behalf of Focus for all other rights associated with such FLP Special Voting Unit other than the Voting Rights.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issue and Ownership of the FLP Special Voting Right

Focus, concurrently with its execution of this Agreement, issues to, and deposits with, the Trustee the FLP Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Focus hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the FLP Special Voting Unit by Focus to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of such FLP Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to such FLP Special Voting Unit provided that the Trustee shall:

(a) hold such FLP Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with such FLP Special Voting Unit and such FLP Special Voting Unit shall not be used

or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

FLP will cause each certificate representing Exchangeable Securities issued by it to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the portion of the Voting Rights in respect of the Exchangeable Securities held by the Beneficiaries.

3.3 Safe Keeping of Certificate

The physical certificate representing the FLP Special Voting Unit shall at all times be held in safe keeping by the Trustee or its duly authorized agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the FLP Special Voting Unit forming part of the Trust Estate, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy the FLP Special Voting Unit held by the Trustee on any matter, question, proposal or proposition whatsoever that may properly come before the Unitholders at a Trust Meeting or in connection with a Trust Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Trust Meeting is held or a Trust Consent is sought. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights.

4.2 Number of Votes

With respect to all meetings of Unitholders at which Unitholders are entitled to vote (each, a "**Trust Meeting**") and with respect to all written consents sought from the Unitholders (each, a "**Trust Consent**"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, a number of votes equal to the Equivalent Vote Amount for each Exchangeable Security owned of record by such Beneficiary on the record date established by Focus or by applicable law for such Trust Meeting or Trust Consent, as the case may be, (collectively, the "**Beneficiary Votes**") in respect of each matter, question, proposal or proposition to be voted on at such Trust Meeting or consented to in connection with such Trust Consent.

4.3 Mailings to Unitholders

With respect to each Trust Meeting and Trust Consent, the Trustee will use its reasonable efforts promptly to mail or cause to be mailed (or otherwise communicate in the same manner as Focus utilizes in communications to holders of Focus Units subject to applicable regulatory requirements and provided such manner of communication is reasonably available to the Trustee) to each of the Beneficiaries named in the List, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Focus to its Focus Unitholders:

(a) a copy of such notice, together with any related materials, including any proxy or information statement, to be provided to Focus Unitholders of Focus;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Trust Meeting or Trust Consent or, pursuant to Section 4.7, to attend such Trust Meeting and to exercise personally thereat the Beneficiary Votes of such Beneficiary;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

(i) a proxy to such Beneficiary or its designee to exercise personally the Beneficiary Votes; or

(ii) a proxy to a designated agent or other representative of the management of Focus to exercise such Beneficiary Votes;

(d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Trust Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Trust Meeting or Trust Consent, the number of Exchangeable Securities owned of record by the Beneficiary shall be determined at the close of business on the record date established by Focus or by applicable law for purposes of determining Unitholders entitled to vote at such Trust Meeting or to give written consent in connection with such Trust Consent. Focus shall notify the Trustee of any decision of the trustee of Focus with respect to the calling of any Trust Meeting or the seeking of any Trust Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

The materials referred to in this Section 4.3 are to be provided to the Trustee by Focus and the materials referred to in Sections 4.3(c), 4.3(e) and 4.3(f) shall be subject to reasonable comment by the Trustee in a timely manner. Focus shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of Focus Units. Focus agrees not to communicate with holders of Focus Units with respect to the materials referred to in this Section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Notwithstanding the foregoing, Focus may at its option exercise the duties of the Trustee to deliver copies of all materials to each Beneficiary as required by this Section 4.3 so long as in each case Focus delivers a certificate to the Trustee stating that Focus has undertaken to perform the obligations set forth in this Section 4.3.

4.4 Copies of Unitholder Information

Focus will deliver to the Trustee copies of all proxy materials (including notices of Trust Meetings but excluding proxies to vote Focus Units), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary, to the extent possible, at the same time as such materials are first sent to Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Focus, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Focus) received by the Trustee from Focus, to the extent possible, at the same time as such materials are sent to Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal office in Calgary, Alberta. Notwithstanding the foregoing, Focus at its option may exercise the duties of the Trustee to deliver copies of all materials to each Beneficiary as required by this Section 4.4 so long as in each case Focus delivers a certificate to the Trustee stating that Focus has undertaken to perform the obligations set forth in this Section 4.4.

4.5 Other Materials

As soon as reasonably practicable after receipt by Focus or holders of Focus Units (if such receipt is known by Focus) of any materials sent or given by or on behalf of a third party to holders of Focus Units generally, including dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Focus shall use its reasonable best efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such materials (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Focus, copies of all such materials received by the Trustee from Focus. The Trustee will also make available for inspection by any Beneficiary at the Trustee's principal office in Calgary, Alberta, copies of all such materials. Notwithstanding the foregoing, Focus at its option may exercise the duties of the Trustee to deliver copies of all such materials to each Beneficiary as required by this Section 4.5 so long as in each case Focus delivers a certificate to the Trustee stating that Focus has undertaken to perform the obligations set forth in this Section 4.5.

4.6 List of Persons Entitled to Vote

FLP shall, (a) prior to each annual and special Trust Meeting or the seeking of any Trust Consent and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "**List**") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Securities issued by it held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Trust Meeting or a Trust Consent, at the close of business on the record date established by Focus or pursuant to applicable law for determining the holders of Focus Units entitled to receive notice of and/or to vote at such Trust Meeting or to give consent in connection with such Trust Consent. Each such List shall be delivered to the Trustee promptly after receipt by FLP of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement. Focus agrees to give FLP notice (with a copy to the Trustee) of the calling of any Trust Meeting or the seeking of any Trust Consent by Focus or its management, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable FLP to perform its obligations under this Section 4.6.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Trust Meeting or Trust Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.2 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally exercise thereat (or to personally exercise with respect to any Trust Consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by the Trustee and Attendance of Trustee Representative at Meeting

(a) In connection with each Trust Meeting and Trust Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.2, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(b) Subject to receipt of instructions contemplated by Section 4.3(f), the Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Trust Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not

previously given the Trustee instructions pursuant to Section 4.2 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, upon receipt of a proxy from the Trustee's representative, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials distributed by or on behalf of the Trustee pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as Focus utilizes in communications to holders of Focus Units, subject to applicable regulatory requirements and provided such manner of communication is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of FLP. Focus agrees not to communicate with holders of Focus Units with respect to such written material otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. FLP shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a) a current List; and

(b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

FLP's obligations under this Section 4.9 shall be deemed satisfied to the extent Focus exercises its option to perform the duties of the Trustee to deliver copies of materials to each Beneficiary and FLP provides the required information and materials to Focus.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Exchangeable Securities Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Securities held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary and such Beneficiary Votes and the Voting Rights represented thereby shall cease and be terminated immediately, upon:

(a) the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Securities in connection with the exercise by the Beneficiary of the Exchange Right (unless Focus shall not have delivered the Class B Unit Consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiary);

(b) the occurrence of the automatic exchange of Exchangeable Securities for Focus Units, as specified in Article 5 (unless Focus shall not have delivered the Class B Unit Consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiary);

(c) the retraction or redemption of Exchangeable Securities pursuant to Article 6 or Article 7 of the Exchangeable Securities Provisions, or upon the effective date of the liquidation, dissolution or winding-up of FLP pursuant to Article 5 of the Exchangeable Securities Provisions;

(d) the automatic redemption of Exchangeable Securities pursuant to Article 8 of the Exchangeable Securities Provisions;

(e) the purchase of Exchangeable Securities from the holder thereof by FLP; or

(f) the purchase of Exchangeable Securities from the holder thereof by FCT pursuant to the Liquidation Call Right pursuant to Article 10 of the Exchangeable Securities Provisions.

ARTICLE 5
EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Right

Focus hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries the right (the "**Exchange Right**"), upon the occurrence and during the continuance of an Insolvency Event, to require Focus to purchase from each or any Beneficiary all or any part of the Exchangeable Securities held by such Beneficiary and the Automatic Exchange Rights, all in accordance with the provisions of this Agreement. Focus hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights by Focus to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

(a) hold the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

FLP shall cause each certificate representing Exchangeable Securities to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Securities held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Right

The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4 Purchase Price

The purchase price payable by Focus for each Exchangeable Security to be purchased by Focus under the Exchange Right shall be: an amount per Exchangeable Security equal to the Class B Unit Price on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Securities under the Exchange Right; and the assumption by Focus of any FLP Loan Indebtedness in respect of such Exchangeable Security. In connection with each exercise of the Exchange Right, Focus shall provide to the Trustee an Officer's Certificate setting forth the calculation of the Class B Unit Price for each Exchangeable Security. The Class B Unit Price for each such Exchangeable Security so purchased may be satisfied only by Focus delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, the Class B Unit Consideration representing the total

Class B Unit Price. Upon payment by Focus of such purchase price to the Trustee for the benefit of the Beneficiary, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of declared and unpaid loans or distributions on each such Exchangeable Security by FLP.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Securities registered in the name of such Beneficiary on the books of FLP. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary, Alberta or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Securities which such Beneficiary desires Focus to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Securities under the Limited Partnership Agreement and such additional documents and instruments as the Trustee, FLP and Focus may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Securities certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require Focus to purchase from the Beneficiary the number of Exchangeable Securities specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Securities to be acquired by Focus free and clear of all liens, claims, security interests and encumbrances, (iii) the names in which the certificates representing Focus Units issuable in connection with the exercise of the Exchange Right are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered, and (b) payment (or evidence satisfactory to the Trustee, FLP and Focus of payment) of the taxes (if any) payable as contemplated by Section 5.8. If only a part of the Exchangeable Securities represented by any certificate or certificates delivered to the Trustee are to be purchased by Focus under the Exchange Right, a new certificate for the balance of such Exchangeable Securities shall be issued to the holder at the expense of FLP.

5.6 Delivery of Focus Units; Effect of Exercise

Promptly after the receipt by the Trustee of the certificates representing the Exchangeable Securities which the Beneficiary desires Focus to purchase under the Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Focus, the Trustee shall notify Focus and FLP, of its receipt of the same, which notice to Focus and FLP shall constitute exercise of the Exchange Right by the Trustee on behalf of the Beneficiary in respect of such Exchangeable Securities, and Focus shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary in respect of such Exchangeable Securities (or to such other persons, if any, properly designated by such Beneficiary) the Class B Unit Consideration deliverable in connection with the exercise of the Exchange Right; provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, FLP and Focus of the payment of) the taxes (if any) payable as contemplated by Section 5.8. Immediately upon the giving of notice by the Trustee to Focus and FLP, of the exercise of the Exchange Right, as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Beneficiary of such Exchangeable Securities shall be deemed to have transferred to Focus all of such Beneficiary's right, title and interest in and to such Exchangeable Securities and in the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Securities and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless such Class B Unit Consideration is not delivered by Focus to the Trustee for delivery to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary) within five Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Class B Unit Consideration is delivered by Focus and any cheque included therein is paid. Upon delivery of such Class B Unit Consideration by Focus to the Trustee, the Trustee shall deliver such Class B Unit Consideration to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Securities, the Beneficiary (or such other person properly designated by such

Beneficiary) shall be considered and deemed for all purposes to be the holder of the Focus Units delivered to it pursuant to the Exchange Right.

Notwithstanding anything contained in this Agreement or the Limited Partnership Agreement (including the Exchangeable Securities Provisions), upon the exercise of the Exchange Right by the Trustee on behalf of the Beneficiary, all obligations under or pertaining to FLP Loan Indebtedness of the Beneficiary in respect of each Exchangeable Security in respect of which such Exchange Right is exercised shall be, and be deemed to be, assumed by Focus and FLP shall release, and be deemed to release, such Beneficiary from and in respect of all such obligations without further act or formality.

5.7 Exercise of Exchange Right Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 6 of the Exchangeable Securities Provisions to require FLP to redeem any or all of the Exchangeable Securities held by the Beneficiary (the "**Retracted Securities**") and is notified by FLP pursuant to Section 6.5 of the Exchangeable Securities Provisions that FLP will not be permitted as a result of applicable law to redeem all such Retracted Securities, and provided that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to FLP pursuant to Section 6.6 of the Exchangeable Securities Provisions, and provided further that the Trustee has received written notice of same from FLP or Focus, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Securities that FLP is unable to redeem. In any such event, FLP hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to FLP or to the transfer agent of the Exchangeable Securities (including a copy of the retraction request delivered pursuant to Section 6.1 of the Exchangeable Securities Provisions) in connection with such proposed redemption of the Retracted Securities and the Trustee will by providing notice to FLP and Focus thereupon exercise the Exchange Right with respect to the Retracted Securities that FLP is not permitted to redeem and will require Focus to purchase such Retracted Securities in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Securities to Focus pursuant to the Exchange Right or the Automatic Exchange Rights, the certificate or certificates representing Focus Units to be delivered in connection with the payment of the purchase price therefor shall be issued in the name of the Beneficiary in respect of the Exchangeable Securities so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Securities so sold; provided, however, that such Beneficiary shall pay (and none of Focus, FLP or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary or evidence to the satisfaction of Focus and FLP that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event

As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, FLP and Focus shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from FLP or Focus of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Focus (such funds to be received in advance), a notice of such Insolvency Event in the form provided by Focus, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

5.10 Qualification of Focus Units

Focus covenants that if any Focus Units issuable pursuant to the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any registration statement, prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental authority or the fulfilment of any other Canadian federal,

provincial or territorial legal requirement before such Focus Units may be issued and delivered by Focus to the initial holder thereof or in order that such Focus Units may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Focus for purposes of Canadian provincial securities law), Focus will in good faith use its reasonable best efforts to take all such actions and do all such things as are necessary or desirable to cause such Focus Units to be and remain duly registered, qualified or approved under Canadian law. Focus will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all the Focus Units to be delivered pursuant to the Exchange Right or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Focus Units are listed, quoted or posted for trading at such time.

5.11 Focus Units

Focus hereby represents, warrants and covenants that the Focus Units issuable to Beneficiaries as described herein will be duly authorized and validly issued, fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12 Automatic Exchange on Liquidation of Focus

(a) Focus will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the trustee of Focus to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Focus or to effect any other distribution of assets of Focus among its Focus Unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) promptly following the earlier of (A) receipt by Focus of notice of, and (B) Focus otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Focus or to effect any other distribution of assets of Focus among its Focus Unitholders for the purpose of winding up its affairs, in each case where Focus has failed to contest in good faith any such proceeding commenced in respect of Focus within 30 days of becoming aware thereof.

(b) Promptly following receipt by the Trustee from Focus of notice of any event (a "**Liquidation Event**") contemplated by Section 5.12(a) above, the Trustee will give notice thereof to the Beneficiaries. Such notice shall be provided to the Trustee by Focus and shall include a brief description of rights of the Beneficiaries with respect to the Automatic Exchange Rights provided for in Section 5.12(c).

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Focus Units in the distribution of assets of Focus in connection with a Liquidation Event, immediately prior to the effective time (the "**Liquidation Event Effective Time**") of a Liquidation Event all of the then outstanding Exchangeable Securities shall be automatically exchanged for Focus Units. To effect such automatic exchange, Focus shall purchase each Exchangeable Security outstanding immediately prior to the Liquidation Event Effective Time and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Securities held by such Beneficiary at such time, for a purchase price per Exchangeable Security equal to the Class B Unit Price applicable at that time. Focus shall provide the Trustee with an Officer's Certificate in connection with any automatic exchange setting forth the calculation of the Class B Unit Price for each Exchangeable Security.

(d) The closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Securities for Focus Units shall be deemed to have occurred immediately prior to the Liquidation Event Effective Time, and each Beneficiary shall be deemed to have transferred to Focus all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Securities and the related interest in the Trust Estate. Any right of each such Beneficiary to receive loans from FLP shall be

deemed to be satisfied and discharged and each such Beneficiary shall cease to be a holder of such Exchangeable Securities and Focus shall deliver to the Beneficiary the Class B Unit Consideration deliverable upon the automatic exchange of Exchangeable Securities. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Securities, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Focus Units issued pursuant to the automatic exchange of Exchangeable Securities for Focus Units and the certificates held by the Beneficiary previously representing the Exchangeable Securities exchanged by the Beneficiary with Focus pursuant to such automatic exchange shall thereafter be deemed to represent Focus Units issued to the Beneficiary by Focus pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Securities certificates deemed to represent Focus Units, duly endorsed in blank and accompanied by such instruments of transfer as Focus may reasonably require, Focus shall deliver or cause to be delivered to the Beneficiary certificates representing Focus Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Each of Focus, FLP and the Trustee shall be entitled (without duplication) to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Securities or Focus Units such amounts as Focus, FLP or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of federal, provincial, state, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Focus, FLP and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Focus, FLP or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Focus, FLP or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as trustee of the Trust, shall include:

(a) receipt and deposit of the FLP Special Voting Unit from Focus as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) casting and exercising the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Right and the Automatic Exchange Rights from Focus as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Securities and other requisite documents and distributing to such Beneficiaries Focus Units, cheques and other property, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Focus and FLP under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities, the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof, nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

Focus and FLP acknowledge that the Trustee also serves as registrar and transfer agent for Focus, as trustee of Focus pursuant to the Trust Indenture of Focus dated July 15, 2002, and is expected to become the distribution agent in respect of Focus and the registrar, transfer agent and distribution agent in respect of FLP (collectively, the **"Related Appointments"**). The Trustee represents to Focus and FLP that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity and is aware of no potential conflicts of interest other than those that may arise in connection with the Related Appointments. The Trustee shall, within 90 days after it becomes aware that any material conflict of interest exists, including in connection with any Related Appointments, either (a) eliminate such material conflict of interest, (b) resign from any of the Related Appointments so that a material conflict of interest no longer exists, or (c) resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provision of this Section 6.2, any interested party may apply to the Court for an order that the Trustee be replaced as the trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Each of Focus and FLP irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Securities and Focus Units; and

(b) requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement and (ii) from the transfer agent of Focus Units, and any subsequent transfer agent of such Focus Units, the Focus Unit certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Rights.

Each of Focus and FLP irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Focus covenants that it will supply its transfer agent with duly executed Focus Unit certificates for the purpose of completing the exercise from time to time of the Exchange Right and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by Focus and FLP at the Trustee's principal office in Calgary, Alberta correct and complete books and records of account relating to the Trust created by this Agreement, including all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Rights. On or before January 15 in every year, so long as any FLP Special Voting Units are on deposit with the Trustee, the Trustee shall transmit to Focus and FLP a brief report, dated as of the preceding December 31, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Securities received by the Trustee on behalf of Beneficiaries in consideration of the issuance by Focus of Focus Units in connection with the Exchange Right, during the calendar year ended on such December 31; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Indemnification Prior to Certain Actions by the Trustee

Subject to Section 6.15, the Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the FLP Special Voting Unit held by the Trustee pursuant to Article 4, with respect to the Exchange Right pursuant to Article 5, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security or indemnified as aforesaid.

6.6 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity required by Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.7 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions, Lists, reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions, Lists, reports or other papers or documents comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.8 Evidence and Authority to the Trustee

Focus and/or FLP shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Focus and/or FLP or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including in respect of the Voting Rights or the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Focus and/or FLP, promptly if and when:

(a) such evidence is required by any other section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Focus and/or FLP written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of Focus and/or of the General Partner on behalf of FLP or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Focus and/or FLP, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the trustee of Focus and/or of the General Partner on behalf of FLP, it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(a) declaring that such person has read and understands the provisions of this Agreement relating to the condition in question;

(b) describing the nature and scope of the examination or investigation upon which such person based the statutory declaration, certificate, statement or opinion; and

(c) declaring that such person has made such examination or investigation as such person believes is necessary to enable such person to make the statements or give the opinions contained or expressed therein.

6.9 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the

Trustee or by Focus and/or FLP, or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.10 Investment of Moneys Held by the Trustee

The Trustee may retain any cash balance held in connection with this Agreement and may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates; but the Trustee and its Affiliates shall not be liable to account for any profit to FLP, or any other person or entity other than at a rate, if any, established from time to time by the Trustee or its Affiliates.

Upon receipt of a direction from FLP, the Trustee shall invest any moneys held by it in Authorized Investments in its name in accordance with such direction. Any direction from FLP to the Trustee shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. E.S.T. on the day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. E.S.T. or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. E.S.T. next Business Day. For the purpose hereof, "**Authorized Investments**" means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank provided that such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service.

In the event that the Trustee does not receive a direction or only a partial direction, the Trustee may hold cash balances constituting part or all of the escrow fund and may, but need not, invest same in its deposit department or the deposit department of a Canadian chartered bank; but the Trustee shall not be liable to account for any profit to any parties to this Agreement or to any person or entity other than at a rate, if any, established from time to time by the Trustee.

6.11 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.12 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Focus and/or FLP or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.13 Authority to Carry on Business

The Trustee represents to Focus and FLP that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in Alberta and British Columbia if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in Alberta and British Columbia, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.14 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Securities, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Securities, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction and all rights of appeal have expired; or

(b) all differences with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.15 Acceptance of the Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

6.16 Maintenance of Office or Agency

Focus will maintain in Calgary, Alberta an office or agency where certificates representing Exchangeable Securities may be presented or surrendered for exchange by Beneficiaries and where notices and demands to or upon Focus or FLP in respect of the Exchangeable Securities may be served. Focus will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time Focus shall fail to maintain any such office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be served at the Corporate Trust Office of the Trustee, and Focus and FLP hereby appoint the Trustee as their agent to receive all such presentations, surrenders, notices and demands. Furthermore, copies of all Focus proxy materials will be made available for inspection by any Beneficiary at such office or agency.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

Focus and FLP jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all expenses reasonably incurred (including taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Focus and FLP shall have no obligation to reimburse the Trustee

for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted fraudulently or in bad faith or with gross negligence, recklessness or wilful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Each of Focus and FLP jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and shareholders and each of its agents appointed and acting in accordance with this Agreement (collectively, the "**Indemnified Parties**") against all claims, losses, damages, costs reasonably incurred, penalties, fines and reasonable expenses (including expenses of the Trustee's legal counsel) which, without fraud, gross negligence or wilful misconduct on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Focus or FLP pursuant hereto.

If any of the Indemnified Parties intends to seek indemnification under this indemnity from Focus or FLP, the Indemnified Party shall give Focus and FLP notice of such claim for indemnification promptly following the receipt of a written assertion of a claim, actual knowledge or information as to the factual and legal basis of any claim which is subject to indemnification and, where such claim results from the commencement of any claim or action by a third party, promptly following receipt of written notice of such third party claim or action. The failure of or delay by an Indemnified Party to so notify Focus and FLP (as set forth above) shall not relieve Focus or FLP of its indemnification obligations hereunder to the Indemnified Party, however the liability which Focus and FLP have to the Indemnified Party pursuant to the terms of this indemnity (and for which Focus and FLP will be obligated to indemnify the Indemnified Party in respect of) shall be reduced to the extent that any such delay in or failure to give notice as herein required prejudices the defence of any such action, suit, proceeding, investigation or claim, or otherwise results in any increase in the liability which Focus and FLP has under this indemnity. Subject to (ii) below, Focus and FLP shall be entitled to participate at their own expense in the defense and, if Focus and FLP so elect at any time after receipt of such notice, either of them may assume the defense of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Focus or FLP; or (ii) the named parties to any such suit include both the Trustee and Focus or FLP and the Trustee shall have been advised by counsel acceptable to Focus or FLP that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to Focus or FLP and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Focus and FLP shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, wilful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Focus and FLP specifying the date on which it desires to resign, provided that such notice shall

not be given less than 60 days before such desired resignation date unless Focus and FLP otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Focus and FLP shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada or any province thereof, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Focus and FLP shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Focus and FLP, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Focus and FLP and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Focus and FLP or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Focus and FLP and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Focus and FLP shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If Focus or FLP shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Focus and FLP.

ARTICLE 10
FOCUS SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

Focus shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom, but may do so if:

(a) such other person or continuing corporation (herein called the "**Trust Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder (including without limitation one or more voting securities of such Trust Successor to allow Beneficiaries to exercise voting rights in respect of the Trust Successor substantially similar to those provided for in this Agreement

in respect of Focus) and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Focus under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Trust Successor and FLP shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of Focus under this Agreement in the name of Focus or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the trustee of Focus or any officers of Focus may be done and performed with like force and effect by the directors or officers of such Trust Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the merger of any wholly-owned direct or indirect subsidiary of Focus with or into Focus or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Focus provided that all of the assets of such subsidiary are transferred to Focus or another wholly-owned direct or indirect subsidiary of Focus.

10.4 Successorship Transaction

Notwithstanding the foregoing provisions of this Article 10, in the event of a Trust Control Transaction:

(a) which does not result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of "Redemption Date"; and

(b) in which all or substantially all of the then outstanding Focus Units are converted into or exchanged for securities or rights to receive such securities (the "**Other Securities**") of another entity (the "**Other Entity**") that, immediately after such Trust Control Transaction, owns or controls, directly or indirectly, Focus;

then (i) all references herein to the "**Focus**" shall thereafter be and be deemed to be references to "**Other Entity**" and all references herein to "**Focus Units**" shall thereafter be and be deemed to be references to "**Other Securities**" (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Securities on the exchange, redemption or retraction of such Exchangeable Securities pursuant to the Exchangeable Securities Provisions or exchange of such Exchangeable Securities pursuant to this Agreement immediately subsequent to the Trust Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of Exchangeable Securities would have received if the exchange, redemption or retraction of such Exchangeable Securities pursuant to the Exchangeable Securities Provisions, or exchange of such Exchangeable Securities pursuant to this Agreement had occurred immediately prior to the Trust Control Transaction and the Trust Control Transaction was completed) without any need to amend the terms and conditions of this Agreement and without any further action required; and (ii) Focus shall cause the Other Entity to deposit one or more voting securities of such Other Entity to allow Beneficiaries to exercise voting rights in respect of the Other Entity substantially similar to those provided for in this Agreement.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Focus, FLP and the Trustee and approved by the Beneficiaries in accordance with Section 11.1 of the Exchangeable Securities Provisions.

11.2 Administrative Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the General Partner shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the General Partner and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that the General Partner and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to the General Partner and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the General Partner shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

FLP, at the request of Focus, agrees to call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the Limited Partnership Agreement, the Exchangeable Securities Provisions and all applicable laws; provided that any such meeting shall only be called for a bona fide business purpose and not for the principal purpose of causing a Redemption Date (as defined in the Exchangeable Securities Provisions) to occur or transpire.

11.4 Changes in Capital of Focus or FLP

At all times after the occurrence of any event contemplated pursuant to Section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either Focus Units or the Exchangeable Securities or both are in any way changed, this Agreement shall forthwith be deemed amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Focus Units or the Exchangeable Securities or both are so changed.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time FLP, Focus and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by

these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Trust Successors and the covenants of and obligations assumed by each such Trust Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Focus, FLP, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee relying on the advice of counsel where considered advisable, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Securities are held by a Beneficiary;

(b) each of Focus and FLP elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 11.1 of the Exchangeable Securities Provisions; and

(c) July 1, 2050.

12.2 Survival of Agreement

This Agreement shall survive any termination of Focus and shall continue until there are no Exchangeable Securities outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise).

13.2 Binding Effect

Subject to Section 13.1, this Agreement and the Arrangement shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent. The specified address herein shall be, in the case of:

(a) if to Focus, at:

Focus Energy Trust
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Attention: President
Fax No.: (403) 781-8408

with a copy to:

Valiant Trust Company
310, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1

Attention: Manager, Corporate Trust
Fax No.: (403) 233-2857

(b) if to FLP, at:

Focus Limited Partnership
c/o FET Management Ltd.
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Attention: President
Fax No.: (403) 781-8408

(c) if to the Trustee, at:

Valiant Trust Company
310, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1

Attention: Manager, Corporate Trust
Fax No.: (403) 233-2857

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Securities in any manner permitted by the Limited Partnership Agreement from time to time in force in respect of notices to limited partners and shall be deemed to be received (if given or sent in such manner) at the time specified in such Limited Partnership Agreement, the provisions of which Limited Partnership Agreement shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

13.6 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

13.7 Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

13.8 Waiver

No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

13.9 Limitations on Liability

(a) The parties hereto acknowledge that as administrator of Focus, is entering into this Agreement solely in its capacity as administrator on behalf of Focus and the obligations of Focus hereunder shall not be personally binding upon such trustee or any of the Unitholders and that any recourse against Administration of Focus, the trustee of Focus or any Unitholder in any manner in respect of any indebtedness, obligation or liability of Focus arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture of Focus dated as of July 15, 2002, as from time to time amended, supplemented or restated.

(b) Focus Limited Partnership is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses

to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

FOCUS ENERGY TRUST, by its by its administrator FET Resources Ltd.

Per: (signed) "*Derek W. Evans*"

FOCUS LIMITED PARTNERSHIP, by its general partner, FET Management Ltd.

Per: (signed) "*Derek W. Evans*"

VALIANT TRUST COMPANY

Per: (signed) "*J. Robert Morris*

Per: (signed) "*Concepcion Jalbuena*"

SUPPORT AGREEMENT

among

FOCUS ENERGY TRUST

- and -

FOCUS COMMERCIAL TRUST

- and -

FOCUS LIMITED PARTNERSHIP

- and –

FET MANAGEMENT LTD.

Dated as of June 27, 2006

TABLE OF CONTENTS

THIS SUPPORT AGREEMENT dated as of June 27, 2005.

AMONG:

FOCUS ENERGY TRUST, an unincorporated open-ended investment trust established under the laws of Alberta (the "**Focus**")

- and -

FOCUS COMMERCIAL TRUST, an unincorporated investment trust established under the laws of Alberta ("**FCT**")

- and -

FOCUS LIMITED PARTNERSHIP, a limited partnership established under the laws of Alberta ("**FLP**" or the "**Partnership**")

- and -

FET MANAGEMENT LTD., a corporation incorporated pursuant to the laws of Alberta (the "**General Partner**")

WHEREAS in connection with an arrangement agreement dated as of April 23, 2006 among Focus, FET Acquisition Corp. and Profico Energy Management Ltd. ("**Profico**"), as amended and restated on May 24, 2006, as from time to time further amended, supplemented or restated (the "**Arrangement Agreement**") and pursuant to the Plan of Arrangement (the "**Plan**") attached thereto as Schedule A, FLP may issue Class B limited partnership units ("**FLP B Units**") to certain holders of Profico Shares (all as defined in and contemplated by the Plan);

AND WHEREAS pursuant to the Arrangement Agreement, each of the parties hereto has agreed to execute a support agreement substantially in the form of this Agreement on the Effective Date (as defined in the Plan);

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the "**Exchangeable Securities Provisions**") attaching to the FLP B Units of FLP; and "Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Support Agreement, as from time to time amended, supplemented or restated and not to any particular article, section, schedule or other portion hereof.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement, and all references in this Agreement to a "Schedule" followed by a letter refer to the specified schedule to this Agreement.

1.3 Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the transactions contemplated hereby and thereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7 Accounting Matters

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8 Construction

In this Agreement, unless otherwise indicated:

(a) the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) a reference to an "approval", "authorization", "consent", "designation", "notice" or "agreement" means an approval, authorization, consent, designation, notice or agreement, as the case may be, in writing, signed by an authorized representative of the party or parties thereto;

(d) the phrase "ordinary course of business", or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(e) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(f) time is of the essence; and

(g) references to a "party" or "parties" are references to a party or parties to this Agreement.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2
COVENANTS OF FOCUS AND FLP

2.1 Covenants Regarding FLP B Units

So long as any FLP B Units not owned by Focus or its affiliates are outstanding, Focus shall:

(a) not pay any distribution on Focus Units unless (i) FLP shall (w) simultaneously make a loan equal or economically equivalent to each such distribution per Focus Unit (as provided for in the Exchangeable Securities Provisions) on each FLP B Unit (an **"Equivalent Loan"**) and (x) have sufficient money or other assets available to enable the due and punctual advance of such loan in accordance with applicable law and the terms of the Exchangeable Securities Provisions or, if the distribution is a distribution of Focus Units, (ii) FLP shall (y) effect a corresponding, contemporaneous and economically equivalent subdivision of the FLP B Units (as provided for in the Exchangeable Securities Provisions) (an **"Equivalent Securities Subdivision"**), and (z) have sufficient authorized but unissued securities available to enable the Equivalent Securities Subdivision;

(b) advise FLP sufficiently in advance of the declaration by Focus of any distribution on Focus Units and take all such other actions as are reasonably necessary, in cooperation with FLP, to ensure that (i) the respective record date and loan advance date for an Equivalent Loan on the FLP B Units shall be the same as the record date and payment date, for the corresponding distribution on Focus Units, or (ii) the record date and effective date for an Equivalent Securities Subdivision shall be the same as the record date and payment date for the distribution of Focus Units;

(c) ensure that the record date for any distribution declared on Focus Units is not less than ten (10) Business Days after the declaration date of such distribution;

(d) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit FLP, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price, the Redemption Price or Automatic Redemption Price in respect of each of its issued and outstanding FLP B Units (other than FLP B Units owned by Focus or its affiliates) upon its liquidation, dissolution or winding-up or any other distribution of its assets among its Partners for the purpose of winding-up its affairs, the delivery of a Retraction Request by a holder of FLP B Units issued by it or a redemption of FLP B Units by it, as the case may be, including all such actions and all such things as are necessary or desirable to enable and permit it to cause to be delivered to the holders of FLP B Units the requisite Focus Units, cash and other property in accordance with the provisions of Article 5, 6, 7 or 8, as the case may be, of the Exchangeable Securities Provisions;

(e) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit FCT, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, including all such actions and all such things as are necessary or desirable to enable and permit FCT to cause to be delivered to the holders of FLP B Units the requisite Focus Units, cash and other property in accordance with the provisions of the Liquidation Call Right, as the case may be; and

(f) (unless all of the limited partnership interests therein are owned directly or indirectly by Focus) not (and will ensure that each of FCT and its affiliates does not) exercise its vote as a Partner to initiate the voluntary liquidation, dissolution or winding-up of FLP or any other distribution of the assets of FLP among its Partners for the purpose of winding up its affairs nor take any action or omit to take any action

(and Focus will not permit FCT or any of its affiliates to take any action or omit to take any action) that is designed to result in the liquidation, dissolution or winding up of FLP or any other distribution of the assets of FLP among its respective Partners for the purpose of winding up its affairs.

2.2 Segregation of Funds

(a) Focus will cause FLP to deposit a sufficient amount of funds in a separate account of FLP and segregate a sufficient amount of such other assets and property as is necessary to enable FLP to make the loans when required and to pay or otherwise satisfy its respective obligations under Article 5, 6, 7 or 8 of the Exchangeable Securities Provisions or, if required, to pay the purchase price for Focus Units as contemplated by Section 2.5 hereof, as applicable.

(b) Focus will cause FCT to deposit a sufficient amount of funds in a separate account of FCT and segregate a sufficient amount of such other assets and property as is necessary to enable FCT to pay the purchase price for Focus Units as contemplated by Section 2.5.

2.3 Reservation of Focus Units

Focus hereby represents, warrants and covenants in favour of each of FLP, FCT and the General Partner that Focus has reserved for issuance and will, at all times while any FLP B Units (other than FLP B Units held by Focus or its affiliates) are outstanding, keep available, free from preemptive and other rights, that number of Focus Units (or other securities into which Focus Units may be reclassified or changed as contemplated by Section 2.7):

(a) as is equal to the sum of:

  (i) the number of FLP B Units issued and outstanding from time to time; and

  (ii) the number of FLP B Units issuable upon the exercise of all rights to acquire FLP B Units outstanding from time to time; and

(b) as are now or may hereafter be required to enable and permit Focus to meet its obligations under the Voting and Exchange Trust Agreement and under any other security or commitment with respect to which Focus may now or may hereafter be required to issue Focus Units, to enable and permit FCT to meet its obligations arising upon exercise by it of the Liquidation Call Right and to enable and permit FLP to meet its obligations hereunder and under the Exchangeable Securities Provisions.

2.4 Notification of Certain Events

In order to assist Focus in compliance with its obligations hereunder, FLP shall notify Focus and FCT of each of the following events at the times set forth below:

(a) in the event of any proposed liquidation, dissolution or winding-up of it or any other distribution of its assets for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b) promptly, upon the earlier of receipt by it of notice of or it otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceeding with respect to its involuntary liquidation, dissolution or winding-up or to effect any other distribution of its assets among its unitholders for the purpose of winding up its affairs;

(c) promptly, upon its receipt of a Retraction Request;

(d) promptly following the date on which notice of redemption is given to holders of its FLP B Units, upon the determination of a Redemption Date in accordance with the Exchangeable Securities Provisions;

(e) promptly upon its issuance of any FLP B Units or rights to acquire FLP B Units (other than the issuance of FLP B Units and rights to acquire FLP B Units pursuant to the Plan); and

(f) promptly upon receipt of notification of any event which would result in any holder of FLP B Units becoming a Non-Resident.

2.5 Delivery of Focus Units

In furtherance of its obligations under Sections 2.1(d) and (e), upon notice from FLP or FCT of any event that requires FLP or FCT to cause to be delivered Focus Units to any holder of FLP B Units, Focus shall forthwith issue and deliver the requisite number of Focus Units to be received by, and issued to or to the order of, the former holder of the surrendered FLP B Units, as FLP or FCT shall direct. All such Focus Units shall be duly authorized, validly issued and fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

2.6 Qualification of Focus Units

Focus covenants that if any Focus Units (or other securities into which Focus Units may be reclassified or changed as contemplated by Section 2.7) to be issued and delivered hereunder (including for greater certainty, pursuant to the Exchangeable Securities Provisions, or pursuant to the Exchange Right or the Automatic Exchange Rights (each as defined in the Voting and Exchange Trust Agreement)) require registration or qualification with, or approval of, or the filing of any document, including any prospectus or similar document, the taking of any proceeding with, or the obtaining of any order, ruling or consent from, any governmental or regulatory authority under any Canadian federal, provincial or territorial securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority, or the fulfilment of any other Canadian legal requirement before such Focus Units (or other securities into which Focus Units may be reclassified or changed as contemplated by Section 2.7) may be issued and delivered by Focus at the direction of FLP or FCT, to the holder of surrendered FLP B Units in accordance with the terms thereof or in order that such Focus Units (or other securities into which Focus Units may be reclassified or changed as contemplated by Section 2.7) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Focus for purposes of Canadian provincial securities law), Focus will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are necessary or desirable and within its power to cause such Focus Units (or other securities into which Focus Units may be reclassified or changed as contemplated by Section 2.7) to be and remain duly registered, qualified or approved under Canadian provincial securities laws, as the case may be. Focus will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Focus Units (or other securities into which Focus Units may be reclassified or changed as contemplated by Section 2.7) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Focus Units (or other securities into which Focus Units may be reclassified or changed as contemplated by Section 2.7) are listed and are quoted or posted for trading at such time.

2.7 Economic Equivalence

So long as any FLP B Units not owned by Focus or its affiliates are outstanding:

(a) Focus will not, without prior approval of FLP and the holders of the FLP B Units given in accordance with Section 11.1 of the Exchangeable Securities Provisions:

  (i) issue or distribute Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) to the holders of all or substantially all of the then outstanding Focus Units by way of distribution, other than an issue of Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) to holders of Focus Units (A) who exercise an option to receive distributions in Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) in lieu of receiving cash distributions, or (B) pursuant to any distribution reinvestment plan; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Focus Units entitling them to subscribe for or to purchase Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Focus Units:

(A) securities of Focus of any class other than Focus Units (other than securities exchangeable for or convertible into or carrying rights to acquire Focus Units);

(B) rights, options or warrants other than those referred to in Section 2.7(a)(ii);

(C) evidences of indebtedness of Focus; or

(D) assets of Focus,

unless the economic equivalent on a per FLP B Unit basis of such rights, options, warrants, securities, evidences of indebtedness or other assets is issued or loaned simultaneously to holders of the FLP B Units; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Focus in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement or to give effect to a redemption by Focus of Focus Units in accordance with the Acquiror Trust Indenture (as defined in the Arrangement Agreement);

(b) Focus will not without the prior approval of FLP and the prior approval of the holders of the FLP B Units given in accordance with Section 11.1 of the Exchangeable Securities Provisions:

(i) subdivide, redivide or change the then outstanding Focus Units into a greater number of Focus Units; or

(ii) reduce, combine, consolidate or change the then outstanding Focus Units into a lesser number of Focus Units; or

(iii) reclassify or otherwise change Focus Units or effect a merger, reorganization or other transaction affecting Focus Units, unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the FLP B Units; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Focus in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement.

(c) Focus will ensure that the record date for any event referred to in Section 2.7(a) or Section 2.7(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Focus (with contemporaneous notification thereof by Focus to FLP).

(d) The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of any event referred to in Section 2.7(a) or Section 2.7(b) and each such determination shall be conclusive and binding on Focus and the holders of FLP B Units. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(i) in the case of the distribution of any rights, options or warrants to subscribe for or purchase Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of Focus Units and the term of any such instrument;

(ii) in the case of the distribution of any other form of property (including any securities of Focus of any class other than Focus Units, any rights, options or warrants other than those referred to in Section 2.7(d)(i), any evidences of indebtedness of Focus or any assets of Focus), the relationship between the fair market value (as determined by the board of directors of General Partner in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Focus Unit and the Current Market Price;

(iii) in the case of any subdivision, redivision or change of the then outstanding Focus Units into a greater number of Focus Units or the reduction, combination, consolidation or change of the then outstanding Focus Units into a lesser number of Focus Units or any merger, reorganization or other transaction affecting Focus Units, the effect thereof upon the then outstanding Focus Units; and

(iv) in all such cases, the general taxation consequences of the relevant event to holders of FLP B Units to the extent that such consequences may differ from the taxation consequences to holders of Focus Units (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of FLP B Units); and

(e) FLP agrees that, to the extent required, upon due notice from Focus, it will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate loans are made by it, or subdivisions, redivisions or changes are made to the FLP B Units, in order to implement the required economic equivalent with respect to Focus Units and FLP B Units as provided for in this Section 2.7.

2.8 Tender Offers

For so long as FLP B Units remain outstanding (other than FLP B Units held by Focus or its affiliates), in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Focus Units (an "**Offer**") is proposed by Focus or is proposed to Focus or Focus unitholders and is recommended by the Trustee of Focus, or the Board of Directors on its behalf, or is otherwise effected or to be effected with the consent or approval of the Trustee of Focus, or the Board of Directors on its behalf, and the FLP B Units are not redeemed by FLP, Focus will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of FLP B Units (other than Focus or its affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Focus Units, without discrimination. Without limiting the generality of the foregoing, Focus will use its reasonable best efforts expeditiously and in good faith to ensure that holders of FLP B Units may participate in each such Offer without being required to retract FLP B Units as against FLP (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of FLP to redeem FLP B Units in the event of a Focus Control Transaction.

2.9 Ownership of Outstanding Interests

Without the prior approval of FLP and the prior approval of the holders of the FLP B Units given in accordance with Section 11.1 of the Exchangeable Securities Provisions, Focus covenants and agrees in favour of FLP that, as long as any outstanding FLP B Units are owned by any person other than Focus or any of its affiliates, Focus will be and remain the direct or indirect beneficial owner of all issued and outstanding voting interests in the capital of FLP, the General Partner and FCT. Notwithstanding the foregoing, Focus shall not be in violation of this section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of Focus or Focus Units pursuant to any merger of Focus pursuant to which Focus is not the surviving entity.

2.10 Focus and Affiliates Not to Vote FLP B Units

Each of Focus and the FCT covenants and agrees that it will not, and will cause its affiliates not to, exercise any voting rights which may be exercisable by holders of FLP B Units from time to time pursuant to the Exchangeable

Securities Provisions or the Limited Partnership Agreement with respect to any FLP B Unit held by it or by its affiliates in respect of any matter considered at any meeting of holders of FLP B Units.

2.11 Consideration For Focus Units

(a) In respect of each Focus Unit required to be delivered by FCT pursuant to Article 10 of the Exchangeable Securities Provisions:

(i) FCT agrees and shall be deemed to issue to Focus, in exchange for such Focus Unit, that principal amount of Series 1 Notes (as defined in the FCT Note Indenture (as such term is defined in the trust indenture of FCT (the "**FCT Trust Indenture**")) of FCT as is equal to the fair market value of such Focus Unit on the date FCT is required to deliver a Focus Unit pursuant to the Exchangeable Securities Provisions; and

(ii) FCT agrees and shall be deemed to transfer the FLP B Unit acquired by FCT in respect of the delivery of such Focus Unit to FLP in exchange and as a subscription for, and FLP agrees and shall be deemed to issue to FCT in respect thereof, one Class A Unit of FLP, whereupon the FLP B Unit of FLP shall be and be deemed to be cancelled.

(b) In respect of each Focus Unit required to be delivered by FLP pursuant to Article 5, 6, 7 or 8 of the Exchangeable Securities Provisions:

(i) FCT agrees and shall be deemed to issue to Focus, in exchange for such Focus Unit, that principal amount of Series 1 Notes of FCT as is equal to the fair market value of such Focus Unit on the date FLP is required to deliver a Focus Unit pursuant to the Exchangeable Securities Provisions; and

(ii) FCT agrees and shall be deemed to transfer such Focus Unit to FLP in exchange and as a subscription for, and FLP agrees and shall be deemed to issue to FCT in respect thereof, one Class A Unit of FLP.

(c) In respect of each Focus Unit required to be delivered by Focus pursuant to the Voting and Exchange Trust Agreement:

(i) FCT agrees and shall be deemed to issue to Focus, in exchange for the FLP B Unit acquired by Focus in consideration of the issuance of said Focus Unit, that principal amount of Series 1 Notes of FCT as is equal to the fair market value of such Focus Unit on the date Focus is required to deliver a Focus Unit pursuant to the Voting and Exchange Trust Agreement;

(ii) FCT agrees and shall be deemed to transfer the FLP B Unit acquired by Focus in respect of the delivery of such Focus Unit to FLP in exchange and as a subscription for, and FLP agrees and shall be deemed to issue to FCT in respect thereof, one Class A Unit of FLP, whereupon the FLP B Unit of FLP shall be and be deemed to be cancelled.

ARTICLE 3
FOCUS SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Neither Focus nor FCT shall consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person (the "**Focus Successor**") by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by Focus Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Focus Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Focus or FCT, as the case may be, under this Agreement;

(b) in the event that Focus Units are reclassified or otherwise changed as part of such transaction, the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the FLP B Units; and

(c) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or the holders of FLP B Units.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, shall execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Focus Successor shall possess and from time to time may exercise each and every right and power of Focus or FCT, as the case may be, under this Agreement in the name of Focus or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Trustee of Focus or any officers of Focus or by the Board of Directors, on behalf of Focus, may be done and performed with like force and effect by the directors or officers of such Focus Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Focus (other than FLP or FCT) with or into Focus or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Focus provided that all of the assets of such subsidiary are transferred to Focus or another wholly-owned direct or indirect subsidiary of Focus and any such transactions are expressly permitted by this Article 3.

3.4 Successorship Transaction

Notwithstanding Article 2 and the foregoing provisions of Article 3, in the event of a Trust Control Transaction:

(a) which does not result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of "**Redemption Date**"; and

(b) in which all or substantially all of the then outstanding Focus Units are converted into or exchanged for securities or rights to receive such securities (the "**Other Securities**") of another person (the "**Other Entity**") that, immediately after such Focus Control Transaction, owns or controls, directly or indirectly, Focus;

then all references herein to the "**Focus**" shall thereafter be and be deemed to be references to the "**Other Entity**" and all references herein to "**Focus Units**" shall thereafter be and be deemed to be references to the "**Other Securities**" (with appropriate adjustments, if any, as are required to result in a holder of FLP B Units on the exchange, redemption or retraction of such securities pursuant to the Exchangeable Securities Provisions or exchange of such securities pursuant to the Voting and Exchange Focus Agreement immediately subsequent to Focus Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of FLP B Units would have received if the exchange, redemption or retraction of such securities pursuant to the Exchangeable Securities Provisions or exchange of such securities pursuant to the Voting and Exchange Focus Agreement had occurred immediately prior to Focus Control Transaction and Focus Control

Transaction was completed) without any need to amend the terms and conditions of the FLP B Units and without any further action required.

ARTICLE 4
GENERAL

4.1 Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no FLP B Units (or securities or rights convertible into or exchangeable for or carrying rights to acquire FLP B Units) are held by any person other than Focus and any of its affiliates.

4.2 Changes in Capital of Focus and FLP

At all times after the occurrence of any event contemplated pursuant to Sections 2.7 and 2.8 or otherwise as a result of which either Focus Units or the FLP B Units or both are in any way changed, this Agreement shall forthwith be deemed amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Focus Units or the FLP B Units or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Notices to Parties

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and shall be delivered by hand delivery, facsimile transmission or (provided that the mailing party does not know and should not reasonably have known of any disruption or anticipated disruption of postal service which might affect delivery of the mail) by registered mail (postage prepaid), addressed to the party to whom the notice is to be given, at its specified address herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if hand delivered or delivered by facsimile transmission, be deemed to have been given and received on the date on which it was hand delivered or delivered (based on facsimile confirmation) by facsimile transmission (if prior to 4:30 pm (local time at the place of receipt) on a Business Day and, if not, the next succeeding Business Day) and if sent by registered mail be deemed to have been given and received on the fourth Business Day at the point of delivery following the date on which it was so sent. The specified address herein shall be, in the case of:

(a) Focus, addressed to:

FOCUS ENERGY TRUST
c/o FET Resources Ltd.
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Attention: President

Fax No.: (403) 781-8408

(b) FCT, addressed to:

FOCUS COMMERCIAL TRUST
c/o FET Management Ltd.
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Attention: President

Fax No.: (403) 781-8408

(c) Partnership, addressed to:

FOCUS LIMITED PARTNERSHIP
c/o FET Management Ltd.
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Attention: President

Fax No.: (403) 781-8408

(d) General Partner, addressed to:

FET Management Ltd.
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Attention: President

Fax No.: (403) 781-8408

or such other address as may be designated by any of the parties by notice to the other parties given in accordance with this Section.

4.4 Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise) except that FLP may assign in its sole discretion, any or all of its rights, interests and obligations hereunder to any wholly-owned subsidiary of Focus.

4.5 Binding Effect

Subject to Section 4.4, this Agreement and the Plan shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

4.6 Amendments, Modifications

Subject to Sections 4.2, 4.7 and 4.10, this Agreement may not be amended or modified except by an agreement in writing executed by FLP, the General Partner, FCT and Focus and approved by the holders of the FLP B Units in accordance with Section 11.1 of the Exchangeable Securities Provisions.

4.7 Administrative Amendments

Notwithstanding the provisions of Section 4.6, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the FLP B Units, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties provided that the Board of Directors shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the FLP B Units;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that such board of directors shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the FLP B Units; or

(c) making such changes or corrections which, on the advice of counsel to General Partner are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board of Directors shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the FLP B Units.

4.8 Meeting to Consider Amendments

FLP, at the request of Focus, agrees to call a meeting or meetings of the holders of its FLP B Units for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 4.6; provided that any such meeting shall only be called for a bona fide business purpose and not for the principal purpose of causing a Redemption Date to occur or transpire. Any such meeting or meetings shall be called and held in accordance with the Limited Partnership Agreement of FLP, as applicable, the Exchangeable Securities Provisions and all applicable laws.

4.9 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.10 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

4.11 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of any other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

4.12 Execution in Counterparts

This Agreement may be executed in counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument. Delivery of counterparts may be effected by facsimile transmission.

4.13 Waiver

No waiver by, any party hereto shall be effective unless such waiver is in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

4.14 Limitations on Liability

The parties hereto acknowledge that:

(a) FET Resources Ltd. is entering into this Agreement solely in its capacity as administrator on behalf of Focus and the obligations of Focus hereunder shall not be personally binding upon such administrator or

any of the unitholders of Focus and that any recourse against Focus, its trustee or any unitholder of Focus in any manner in respect of any indebtedness, obligation or liability of Focus arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, Focus Assets as defined in the trust indenture of Focus dated July 15, 2002 between Valiant Trust Company and Storm Energy Inc., as from time to time amended, supplemented or restated;

(b) FET Resources Ltd. is entering into this Agreement solely in its capacity as administrator on behalf of the FCT and the obligations of FCT hereunder shall not be personally binding upon such administrator or any of the unitholders of FCT and that any recourse against the FCT, such trustee or any unitholder of the FCT in any manner in respect of any indebtedness, obligation or liability of the FCT arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, FCT Trust Assets as defined in the FCT Trust Indenture, as from time to time amended, supplemented or restated; and

(c) Focus Limited Partnership is a limited partnership formed under the laws of Alberta, a limited partner of which is only liable for any of the limited partnership's liabilities or any of the limited partnership's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the limited partnership's capital and the limited partner's pro rata share of any undistributed income.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

FOCUS ENERGY TRUST, by its administrator FET Resources Ltd.

Per: (signed) "*Al Pickering*"

FOCUS COMMERCIAL TRUST, by its by its administrator FET Resources Ltd.

Per: (signed) "*Al Pickering*"

FOCUS LIMITED PARTNERSHIP, by its general partner, FET Management Ltd.

Per: (signed) "*Al Pickering*"

FET MANAGEMENT LTD.

Per: (signed) "*Al Pickering*"

FOCUS COMMERCIAL TRUST
(a trust settled under the laws of Alberta)

DEMAND PROMISSORY NOTE

$663,766,435 Issue Date: June 27, 2006

FOR VALUE RECEIVED, **FOCUS COMMERCIAL TRUST** (hereinafter referred to as "**FCT**") hereby promises to pay to Focus Energy Trust (the "**Holder**") or its order on demand in accordance with the conditions as set out herein, in lawful money of Canada, at the at the principal office of FCT in Calgary, or such other place as may be designated by the Holder in writing.

This Promissory Note is a direct obligation of FCT, but is not secured by any mortgage, charge, pledge or security interest. The debt obligations evidenced by this Promissory Note are subordinate to all Senior Indebtedness of FCT.

FCT may redeem or prepay all or any portion of the principal sum owing under this Promissory Note at any time. This Promissory Note is not a negotiable instrument and may not be transferred, hypothecated or assigned by the Holder except with the written consent of FCT.

In this Promissory Note, the following defined terms shall have the following meanings given thereto:

(a) "**Senior Indebtedness**" means all Indebtedness of FCT other than (i) the obligations, liability or Indebtedness created under or evidenced by this promissory note, and (ii) any Indebtedness that by operation of law or by its terms or by the terms of the instrument evidencing or creating its ranks, or in respect of which the holders thereof have agreed that it shall rank, pari passu with or subordinate to this promissory note. For greater certainty, Senior Indebtedness shall include all Indebtedness of FCT and all Indebtedness of any affiliate of FCT for which FCT is directly or indirectly liable to or in favour of the bankers of FCT or such affiliate from time to time.

(b) "**Indebtedness**" means all obligations, liabilities and indebtedness of any person which would, in accordance with generally accepted accounting principles, be classified upon a balance sheet of such person as liabilities of such person, but excluding accounts payable, and, whether or not so classified, shall include (without duplication), with respect to any person, whether recourse is to all or a portion of the assets of such person, and whether or not contingent: (i) any obligation of such person for borrowed money, including without limitation the principal thereof, premium thereon (if any), interest thereon and all other fees, charges, costs and expenses on or related thereto, (ii) any obligation of such person evidenced by bonds, debentures, notes, guarantees or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of property, assets or businesses, (iii) any reimbursement obligation of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person, (iv) any obligation of such person issued or assumed as the deferred purchase price of property or services, (v) any capital lease obligation of such person, (vi) any net payment obligation of such person under any swap or hedging agreement at the time of determination, and (vii) any obligation of the type referred to in clauses (i) through (vi) of this paragraph of another person the payment of which such person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise, provided that Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date.

G:\054892\0029\FCT Note 03.doc

FCT hereby waives presentment for payment, protest, notice of protest, notice of dishonour, bringing of suit and diligence in taking any action in respect of this Promissory Note.

FOCUS COMMERCIAL TRUST, by its Trustee, FET Resources Ltd.

By: ______________________________

G:\054892\0029\FCT Note 03.doc

NPI AMENDING AGREEMENT

TO THE NET PROFITS INTERESTS AGREEMENT MADE AS OF AUGUST 23, 2002

THIS NPI AMENDING AGREEMENT dated the ____ day of March, 2004.

BETWEEN:

FET RESOURCES LTD., a body corporate amalgamated pursuant to the laws of Alberta ("**Grantor**")

OF THE FIRST PART

AND:

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Canada, in its capacity as trustee of **FOCUS ENERGY TRUST,** a trust formed pursuant to the laws of the Province of Alberta pursuant to a trust indenture dated as of July 15, 2002, as amended (the "**NPI Holder**")

OF THE SECOND PART

AND WHEREAS the Grantor and NPI Holder are parties to a Net Profits Interests Agreement dated as of the 23rd day of August, 2002 (the "NPI Agreement").

AND WHEREAS the NPI Agreement, pursuant to clause 2.7 therein requires the NPI Holder to reimburse the Grantor for 99% of all Non-Deductible Crown Royalties paid by the Grantor and such reimbursement is entitled to be satisfied by way of set-off, all as further described in clause 2.7.

AND WHEREAS effective January 1, 2003, it was the intention of the Grantor and NPI Holder that the NPI Holder would not reimburse the Grantor for Non-Deductible Crown Royalties and there has been no payment of the reimbursement obligation, whether by set-off or otherwise, since that date in accordance with the intention of the parties.

AND WHEREAS the parties wish to evidence their intention to eliminate the requirement for the NPI Holder to make the reimbursement payment for Non-Deductible Crown Royalties specified in clause 2.7 and to clarify that such Non-Deductible Crown Royalties are Production Costs.

NOW THEREFORE in consideration of the premises hereto and of the mutual covenants and agreements and payments herein set forth and provided for, the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 In this Agreement, including in the recitals, the terms and provisions which are used herein and which are defined in the NPI Agreement shall have the meaning ascribed to such terms and provisions unless the contrary is otherwise expressly required or unless otherwise defined herein.

ARTICLE 2
AMENDMENTS TO THE NPI AGREEMENT

2.1 The definition of Production Costs in subclause 1.1(ss) of the NPI Agreement is amended in two respects as follows:

(a) Subclause 1.1(ss)(ii)(G) is amended to read "royalties and similar burdens (including freehold lessors' royalties, gross overriding royalties and Non-Deductible Crown Royalties) to which the Property Interests are subject;" and

(b) By deleting in the second last line of subclause 1.1(ss), "Non-Deductible Crown Royalties" such that this will now read ".....but excluding depreciation, deferred taxes and losses from Commodity Price and Currency Swaps".

2.2 Clause 2.7 of the NPI Agreement is amended as follows:

"2.7 **No Reimbursement of Non-Deductible Crown Royalties.**

The NPI Holder shall not be required to reimburse the Grantor for any Non-Deductible Crown Royalties paid by the Grantor in respect of the property interests or the production of petroleum substances therefrom."

ARTICLE 3
EFFECTIVE TIME

3.1 This NPI Amending Agreement will be effective as of January 1, 2003.

ARTICLE 4
ACKNOWLEDGEMENT AND WAIVER

4.1 Prior to the date hereof, the parties acknowledge that no payment of Non-Deductible Crown Royalties has been made by the NPI Holder to the Grantor whether by reimbursement or by set-off of amounts due to it by way of NPI Payments and the Grantor waives any right for reimbursement for amounts otherwise payable to the Grantor under the NPI Agreement prior to the date of this Amending Agreement.

ARTICLE 5
GENERAL

5.1 Other than as amended herein, the terms and provisions of the NPI Agreement are hereby ratified and confirmed.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 **Acknowledgment**

The Parties hereto acknowledge that Valiant Trust Company is entering into this agreement solely in its capacity as trustee of the Trust and the obligations of the NPI Holder hereunder shall not be personally binding upon Valiant Trust Company or any of the Unitholders and that any recourse against the Trust, Valiant Trust Company as trustee of Focus Energy Trust ("Trust"), or any

unitholder of the Trust in any manner in respect of any indebtedness, obligation or liability of the NPI Holder arising hereunder or in connection herewith or from the matters to which this agreement relates, if any, including without limitation, claims based on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the trust indenture.

IN WITNESS WHEREOF the parties have agreed to these provisions as of the date first above written.

FET RESOURCES LTD.

Per: ____________________

Per: ____________________

VALIANT TRUST COMPANY, in its capacity as Trustee of **FOCUS ENERGY TRUST**

Per: ____________________

Per: ____________________

G:\058062\0014\AMENDING AGREEMENT 02.DOC

NET PROFIT INTERESTS AGREEMENT

MADE AS OF AUGUST 23, 2002

FET RESOURCES LTD.

AND

FOCUS ENERGY TRUST

G:\052282\0020\NPI Agreement #6.doc

TABLE OF CONTENTS

Page No.

NET PROFIT INTERESTS AGREEMENT

This Agreement dated as of the 23rd day of August, 2002

BETWEEN:

FET RESOURCES LTD., a body corporate amalgamated pursuant to the laws of the Province of Alberta (the "**Grantor**")

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Canada, in its capacity as trustee of **FOCUS ENERGY TRUST**, a trust formed pursuant to the laws of the Province of Alberta pursuant to a trust indenture dated as of July 15, 2002, as amended (the "**NPI Holder**")

WHEREAS the Grantor wishes to grant the NPI to the NPI Holder;

NOW THEREFORE, in consideration of the covenants hereinafter set forth, the Parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this agreement, the following words and phrases shall have the meanings ascribed thereto:

(a) "**Acquisition**" means an acquisition by the Grantor of Petroleum and Natural Gas Rights and related Tangibles and Miscellaneous Interests, or any interest in all or a portion thereof;

(b) "**Acquisition Costs**" means the costs and expenses incurred by the Grantor in making an Acquisition including, without limitation, the purchase price paid, fees and commissions, registration and due diligence costs and consultant fees and expenses (including legal, land and engineering costs) and including costs and expenses associated with unsuccessful Acquisitions;

(c) "**Administration Agreement**" means the administration agreement between the Grantor and the NPI Holder dated the 23rd day of August, 2002, pursuant to which the Grantor has agreed to provide certain administrative services to the Trust, and all amendments thereto, substitutions therefor and replacements thereof;

(d) "**Affiliate**" means, with respect to the relationship between corporations, that one of them is controlled by the other or that both of them are controlled by the same Person and for this purpose a corporation shall be deemed to be controlled by the Person who owns or effectively controls, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation or otherwise) to elect the majority of its board of directors;

(e) **"Annual Net Cash Flow"** means the aggregate of the NPI Payments made in a given calendar year;

(f) **"ARTC"** means credits or rebates in respect of Crown Royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as **"Alberta Royalty Tax Credits"**;

(g) **"Asset Value"** means, in respect of any Property Interest, the present worth of all of the estimated pre-tax net cash flow from the Proved Reserves and 50% of the estimated pre-tax net cash flow from the Probable Reserves, associated with such Property Interest determined in the most recent engineering report dealing with such Property Interest, discounted at 15% per annum and using escalating price and cost assumptions;

(h) **"Business Day"** means a day other than a Saturday, Sunday or statutory holiday in Alberta;

(i) **"Capital Expenditures"** means drilling costs, completion costs, equipping costs and other costs which would be classified as "capital costs" in accordance with GAAP, but does not include Acquisition Costs;

(j) **"Commodity Price and Currency Swaps"** means swap, hedging and other arrangements made by the Grantor (including any assumed by the Grantor by contract, operation of law or otherwise), from time to time, in respect of commodity prices or rates of exchange of currencies the purpose of which is to mitigate or eliminate exposure to fluctuations in prices of commodities or rates of exchange of one currency for another which affect Production Costs or revenues attributable to the Property Interests and includes guarantees, either direct or indirect, by the Grantor of any swap, hedging and other arrangements made by Persons wholly-owned, directly or indirectly, by the Grantor or the NPI Holder provided such Person has guaranteed, directly or indirectly, the Grantor's Commodity Price and Currency Swaps;

(k) **"Credit Facilities"** means the credit facilities made available to the Grantor by the NPI Holder from time to time and any other credit facilities made available to the Grantor (including any assumed by the Grantor by contract, operation of law or otherwise) from time to time by other Persons (including banks, other financial institutions and Persons wholly-owned, directly or indirectly, by the Grantor or the NPI Holder) for the Grantor's general corporate purposes including, without limitation, to fund the payment of or to refinance the payment of amounts paid or to be paid by the Grantor on account of Production Costs and includes guarantees, either direct or indirect, by the Grantor of any credit facilities made available to Persons wholly-owned, directly or indirectly, by the Grantor or the NPI Holder provided such Person has either made a credit facility available to the Grantor or guaranteed, directly or indirectly, the Grantor's Credit Facilities;

(l) **"Crown"** means Her Majesty the Queen in Right of Canada or a Province thereof;

(m) **"Crown Royalties"** means any amount paid or payable to or received or receivable by the Crown by virtue of an obligation imposed by statute or a contractual obligation substituted for an obligation imposed by statute as a royalty, tax (other than a municipal or school tax), lease rental or bonus or an amount in lieu thereof that may reasonably be regarded as being in relation to the acquisition, development or ownership of Petroleum and Natural Gas Rights or the production of Petroleum Substances;

(n) **"Cumulative General and Administrative Costs"** means, at any time, the aggregate of all General and Administrative Costs paid by Grantor to such time;

(o) **"Cumulative General and Administrative Costs Deductions"** means, at any time, the aggregate of all General and Administrative Costs deducted in previous periods in determining the amount payable to the NPI Holder in respect of the NPI pursuant to clause 2.3 hereof;

(p) **"Cumulative Residual Revenues"** means, at any time, the aggregate of all Residual Revenues received by Grantor to such time;

(q) **"Debt Payments"** means, without duplication, the aggregate of:

(i) all interest, penalties, fees, indemnities, legal costs, and other costs, expenses and disbursements which the Grantor pays, or is collected, pursuant to the Credit Facilities;

(ii) all amounts paid on account of principal pursuant to the Credit Facilities including, without limitation, scheduled, prepaid (voluntary or mandatory) and accelerated principal and amounts required to be paid on account of banker's acceptances and letters of credit but not including any amounts paid as Deferred Purchase Price Obligations; and

(iii) the net loss from Interest Rate Swaps (a net profit being deducted from the foregoing amounts),

to the extent that such is reasonably allocable to the Property Interests.

The difference between the face amount of a banker's acceptance which is issued and accepted pursuant to the Credit Facilities and its discount proceeds (such difference being the "imputed interest") shall be treated as being paid when the face amount of the banker's acceptance is paid by the Grantor and when the Grantor pays the face amount of a banker's acceptance, the face amount less the amount of imputed interest for such banker's acceptance shall be treated as a repayment of principal;

(r) **"Deductible General and Administrative Costs"** means the amount by which the Cumulative General and Administrative Costs exceeds the aggregate of the Cumulative Residual Revenues and the Cumulative General and Administrative Costs Deductions;

(s) **"Deductible Production Costs"** means, for any period, (i) 99% of the amount by which all Production Costs for such period exceeds the aggregate, without duplication, for such period of (A) Acquisition Costs paid with the proceeds from the sale of Property Interests, (B) withdrawals from the Reserve or Reclamation Fund to fund payment of Production Costs, (C) advances made pursuant to the Credit Facilities to fund the payment of Production Costs, less (ii) those Production Costs paid as part of the Deferred Purchase Price Obligation pursuant to subclause 2.2(a);

(t) **"Deferred Purchase Price Obligation"** shall have the meaning ascribed thereto in subclause 2.2(a);

(u) **"Facilities"** means gas processing plants, gas compression facilities, gas gathering facilities, crude oil batteries, crude oil pipelines, power generation facilities and similar facilities in which Petroleum Substances are compressed, processed, gathered, transported, treated, measured or

stored and which are located near the oil or gas wells from which such Petroleum Substances are produced;

(v) **"Future Acquisition"** means an Acquisition made after the date hereof;

(w) **"Future Acquisition Costs"** means Acquisition Costs of Future Property Interests;

(x) **"Future Property Interests"** means Property Interests acquired by the Grantor after the date hereof and includes Property Interests acquired by any direct or indirect subsidiary of the Grantor;

(y) **"General and Administrative Costs"** means the aggregate amount in representing all expenditures and costs incurred in the management and administration of the Grantor or the NPI Holder reasonably allocable by the Grantor to the Property Interests including, (a) all reasonable costs and expenses relating to the Grantor and the NPI Holder and paid to third parties by or on behalf of the Grantor or their affiliates and (b) all reasonable costs and expenses incurred specifically for the Grantor relating to the Grantor or the NPI Holder including, auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time, salaries, bonuses (including under the executive bonus plan of the Grantor) and all of those costs and expenses incurred by the Grantor in discharging its obligations under the Administration Agreement in respect of the Grantor or the NPI;

(z) **"GAAP"** means, as at any time, generally accepted accounting principles in Canada as at such time as determined by the Canadian Institute of Chartered Accountants;

(aa) **"Grantor's Share"** means the share attributable to the Property Interests;

(bb) **"Interest Rate Swaps"** means interest rate swap, hedging and other arrangements made by the Grantor (including any assumed by the Grantor by contract, operation of law or otherwise), from time to time, the purpose of which is to mitigate or eliminate exposure to fluctuations in interest rates applicable to the Credit Facilities or other interest rates which affect Production Costs and includes guarantees, either direct or indirect, by the Grantor of any interest rate swap, hedging and other arrangements made by Persons wholly-owned, directly or indirectly, by the Grantor or the NPI Holder provided such Person has also guaranteed, directly or indirectly, the Grantor's Interest Rate Swaps;

(cc) **"Leases"** means the Crown and freehold petroleum and natural gas leases, licenses, permits and similar instruments pursuant to which the Grantor derives its interests in the Petroleum and Natural Gas Rights included in the Property Interests;

(dd) **"Lender"** means, (a) the lender or lenders (if there is more than one) that make the Credit Facilities available to the Grantor and (b) the Person or Persons (if there is more than one) with whom the Grantor makes Swap Arrangements;

(ee) **"Miscellaneous Interests"** means all properties, assets and rights which are related to Petroleum and Natural Gas Rights or Tangibles (other than Petroleum and Natural Gas Rights and Tangibles), including:

(i) Title and Operating Documents;

(ii) Surface Rights;

(iii) books and records;

(iv) well files, production records and similar data and information;

(v) injection wells;

(vi) geological, seismic and similar data; and

(vii) permits, licences and authorizations required to own or operate wells and Tangibles;

(ff) **"Month"** means a period commencing at 8:00 a.m. Calgary time on the first day of a calendar month and ending immediately prior to 8:00 a.m. Calgary time on the first day of the following calendar month;

(gg) **"Non-Deductible Crown Royalties"** means Crown Royalties which are either: (i) required to be included in taxable income pursuant to Section 12(1)(o) of the *Income Tax Act* (Canada) or any replacement thereof or substitution therefore; or (ii) not permitted to be deducted in computing taxable income pursuant to Section 18(1)(m) of the *Income Tax Act* (Canada) or any replacement thereof or substitution therefor;

(hh) **"NPI"** means the right to receive the payment set forth in clause 2.3 on the terms and conditions set forth herein;

(ii) **"NPI Lands"** means the lands which relate to the Petroleum and Natural Gas Rights included in the Property Interests;

(jj) **"NPI Payment"** means, in respect of a Month, the payment for such Month to which the NPI Holder is entitled pursuant to clause 2.3;

(kk) **"NPI Revenues"** means, for any period, 99% of the Production Revenues for such period;

(ll) **"Party"** means the NPI Holder or the Grantor;

(mm) **"Permitted Investments"** means: (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc., Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited; (iii) commercial paper rated at least A or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition; and (iv) money market instruments or funds which the Grantor determines, acting reasonably and prudently, constitute secure investments;

(nn) **"Person"** includes an individual, a body corporate, a trust, a union, a pension fund, a government and a governmental agency;

(oo) **"Petroleum and Natural Gas Rights"** means rights to explore for, drill for, produce, save and market Petroleum Substances, including fee simple interests in Petroleum Substances and interests granted pursuant to instruments commonly known as Crown or freehold petroleum and/or natural gas leases, licenses or permits, but not Royalty Interests;

(pp) **"Petroleum Substances"** means petroleum, natural gas and related hydrocarbons, (including condensate and natural gas liquids) and all other substances (including sulphur and its compounds), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith;

(qq) **"Probable Reserves"** means those reserves which may be recoverable as a result of the beneficial effects which may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that which would be deemed proved at the present time, or those reserves which may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions which contain Proved Reserves;

(rr) **"Production"** means the produced Petroleum Substances attributed to the Property Interests;

(ss) **"Production Costs"** means the aggregate, without duplication, of the following items which are paid (directly or indirectly) by Grantor:

(i) Debt Payments;

(ii) the Grantor's Share of all costs and expenses (including both operating costs and capital costs) in respect of the Property Interests including:

(A) costs and expenses of obtaining, processing, reprocessing and interpreting seismic, geological and other data;

(B) drilling costs, completion costs, equipping costs, re-entry and operating costs of wells (including costs of redrilling, deepening, plugging-back, side-tracking, fracing and acidizing wells and costs and expenses of workovers);

(C) costs and expenses of power generation;

(D) costs and expenses of waterflood, miscible flood and other secondary and tertiary recovery operations as well as associated studies and simulations;

(E) costs and expenses of compressing, dehydrating, gathering, treating and processing Production;

(F) costs and expenses of acquiring Tangibles (including costs and expenses of constructing Facilities), except when acquired pursuant to Acquisitions, and costs and expenses of maintaining, repairing and operating Tangibles;

(G) royalties and similar burdens (including freehold lessors' royalties and gross overriding royalties) to which the Property Interests are subject, other than Non-Deductible Crown Royalties;

(H) amounts paid in respect of Surface Rights, including bonuses and rentals;

(I) costs and expenses of acquiring Miscellaneous Interests, except when acquired pursuant to Acquisitions;

(J) costs and expenses of transporting (whether by pipelines, trucking or otherwise) Production;

(K) costs and expenses of delivery and sale of Production including marketing fees;

(L) insurance premiums and similar items and property, municipal, production, ad valorem, mineral and other taxes and assessments in respect of the Property Interests or the operation thereof or Production;

(M) costs and expenses (including settlement payments and payments of judgments) payable in respect of third party claims arising in connection with the Property Interests;

(N) costs and expenses of abandonment of wells and decommissioning of Facilities and other Tangibles and of reclaiming and restoring the surface sites thereof including costs and expenses of investigating and monitoring such wells, Facilities and sites;

(O) costs and expenses of clean-up and remediation of spills of hazardous substances and other environmental damage including costs and expenses of investigating and monitoring such spills or other environmental damages;

(P) costs and expenses of drilling, equipping and operating injection wells;

(Q) costs and expenses associated with drilling contracts, transportation contracts or other contract settlements that are not assigned to specific properties; and

(R) all other costs and expenses (including both operating costs and capital costs) which are payable pursuant to the Title and Operating Documents;

(iii) income taxes, capital taxes and other taxes of the Grantor or installments paid or refunds in connection therewith reasonably allocable by the Grantor to Property Interests;

(iv) amounts contributed to the Reclamation Fund;

(v) amounts contributed to the Reserve;

(vi) Deductible General and Administrative Costs;

(vii) Acquisition Costs; and

(viii) all costs and expenses not listed above related to the Property Interests;

but excluding Non-Deductible Crown Royalties, depreciation, deferred taxes and losses from Commodity Price and Currency Swaps;

(tt) **"Production Revenues"** means, in respect of any period, the gross proceeds from the sale of Production which are received during such period, but do not include ARTC or income from Royalty Interests;

(uu) **"Property Interests"** means all interests in Petroleum and Natural Gas Rights and in related Tangibles and Miscellaneous Interests beneficially owned by the Grantor from time to time (without taking into account the NPI);

(vv) **"Proved Reserves"** means those quantities of crude oil, natural gas and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under, in the case of escalated price assumptions, presently anticipated and, in the case of constant pricing assumptions, existing economic and operating conditions;

(ww) **"Reclamation Fund"** means the fund described in clause 7.1;

(xx) **"Reserve"** shall have the meaning ascribed thereto in clause 7.3;

(yy) **"Residual Revenues"** means: (i) the Grantor's Share of all net revenues which are received by Grantor in respect of the Property Interests (other than NPI Revenues and the net proceeds of a disposition of Petroleum and Natural Gas Rights allocated to the interests in the NPI sold pursuant to such disposition) and the Royalty Interests, including: (A) fees and similar payments made by third parties for the processing, transportation, gathering or treatment of their Petroleum Substances in, by or through Tangibles; (B) proceeds from the sale of Tangibles and Miscellaneous Interests; (C) insurance proceeds, including business interruption insurance, property damage insurance and third party liability insurance; (D) proceeds from the sale or licensing of seismic and similar data; (E) incentives, rebates and credits in respect of Production Costs; (F) the net profit or loss (which will be a negative amount for purposes of computing the Residual Revenues if there is a net loss) from Commodity Price and Currency Swaps which are received or paid during such period; (G) take or pay and similar payments made to the Grantor in lieu of a buyer purchasing some of the Production or as compensation for a buyer not purchasing some of the Production; and (H) ARTC received by the Grantor; less (ii) amounts declared as dividends to its shareholders by the Grantor;

(zz) **"Royalty Interests"** means royalty interests, net profits interests and similar interests pursuant to which the owner thereof is entitled to a share of the production of Petroleum Substances from the lands or wells to which the interests relate or to a payment calculated by reference to the quantity of such production or to a payment calculated by the proceeds, (whether gross or net) received from the sale of such production;

(aaa) **"Special Resolution"** has the meaning set forth in the Trust Agreement, as amended from time to time;

(bbb) **"Surface Rights"** means interests in the surface of lands which are used or held for use in connection with Petroleum and Natural Gas Rights or Tangibles, including (i) rights to use the surface of lands for purposes of drilling and operating oil and gas wells or injection wells, (ii) rights to use the surface of lands for the location of Tangibles or in connection with the operation thereof and (iii) rights to use the surface of lands to gain access to such wells or such Tangibles, and including surface leases, licenses of occupation, roads, road use agreements, pipeline easements and similar rights;

(ccc) **"Swap Arrangements"** means Commodity Price and Currency Swaps and Interest Rate Swaps;

(ddd) **"Tangibles"** means all tangible property, apparatus, plant, equipment, machinery and facilities used or held for use, from time to time, for purposes of producing Petroleum Substances from the

NPI Lands or lands pooled or unitized therewith or for storing, measuring, compressing, treating, processing or collecting such Petroleum Substances, including wellheads, wellhead equipment, tanks, pumps, pump jacks, separators, dehydrators, flow lines and Facilities;

(eee) **"Third Party"** means any Person other than the Grantor, the NPI Holder or an Affiliate of the Grantor;

(fff) **"Title and Operating Documents"** means: (i) the contracts and agreements pursuant to which the Grantor derives its interest in the Property Interests, including Crown and freehold petroleum and natural gas leases, agreements of purchase and sale, farm-in agreements, unit agreements and royalty agreements; and (ii) contracts and agreements entered into in the normal course of the oil and gas business in connection with the exploitation of Petroleum and Natural Gas Rights or the operation of Facilities, including joint operating agreements, unit operating agreements, farmout agreements, pooling agreements, royalty agreements, common stream agreements, gas processing agreements, gas gathering agreements, agreements for the sale of Petroleum Substances, agreements relating to Surface Rights, agreements for the construction, ownership and operation of Facilities and agreements for the transportation of Petroleum Substances;

(ggg) **"Trust"** means Focus Energy Trust, a trust formed pursuant to the laws of Alberta pursuant to the Trust Agreement;

(hhh) **"Trust Agreement"** means the trust agreement entitled "Trust Indenture" dated as of July 15, 2002 between the Grantor and Valiant Trust Company pursuant to which the Trust was formed, and as may be amended from time to time;

(iii) **"Trust Unit"** means a fractional undivided interest in the Trust; and

(jjj) **"Unitholders"** means holders, from time to time, of Trust Units.

1.2 Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 References

The table of contents and headings herein are for convenience of reference only and shall not affect the construction or interpretation of this agreement. A reference herein to an article, clause or subclause without further reference shall be a reference to an article, clause or subclause of this agreement. The words **"herein"** and **"hereof"** shall refer to this agreement in its entirety and not to any particular article or clause.

1.4 Choice of Law

This agreement will be governed by the laws of the Province of Alberta and the laws of Canada applicable therein and shall be construed, interpreted and performed in accordance therewith.

1.5 Attornment

Any legal action or proceedings with respect to this agreement shall be brought in the courts of the Province of Alberta and the courts of appeal therefrom. Each Party hereby submits and

attorns to and accepts for itself and in respect of its assets, irrevocably and unconditionally, the jurisdiction of such courts in respect of all matters arising out of this agreement.

1.6 Monetary Sums

All references herein to dollar amounts or sums of money are to lawful funds of Canada.

1.7 Meaning of "including"

The word **"including"** shall mean **"including, without limitation,"** and shall not be limited in scope by the items listed after such word.

1.8 Legal Fees

The word **"costs"** shall include legal fees on a solicitor and client basis.

1.9 1990 CAPL Terms

Terms which are defined in clause 101 of a 1990 Canadian Association of Petroleum Landmen Operating Procedure to which a 1988 Petroleum Accountants Society of Canada Accounting Procedure is attached and which are not otherwise defined herein have the same meanings herein as are given to them therein.

1.10 Effective Time

This Net Profit Interests Agreement will be effective on August 23rd, 2002.

ARTICLE 2
NET PROFIT INTEREST

2.1 Grant of NPI

The Grantor hereby grants and sets over to the NPI Holder the NPI on the Petroleum and Natural Gas Rights owned by the Grantor from time to time.

2.2 Payment for NPI

(a) In addition to all amounts previously paid by the NPI Holder to the Grantor, the NPI Holder hereby agrees to pay to the Grantor as consideration for the NPI, subject to the provisions of subclause (c) below, an amount (the **"Deferred Purchase Price Obligation"**) equal to (A) the portion of Future Acquisition Costs, which are attributable to **"Canadian resource property"** (as defined in the *Income Tax Act* (Canada)) payable at the time of incurring such Future Acquisition Costs plus (B) the Capital Expenditures in respect of the Property Interests payable at the time of incurring such Capital Expenditures plus (C) the portion of indebtedness incurred in respect of such Future Acquisition Costs and Capital Expenditures payable at the time of satisfaction by the Grantor of such indebtedness.

(b) The NPI Holder will pay over to the Grantor, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or, except as provided in clause 11.4, the proceeds from the disposition of the NPI on Property Interests disposed of by the Grantor pursuant to clause 11.2.

(c) Except as provided in clause 11.4, the Grantor shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the NPI Holder has available the proceeds referred to in subclause 2.2(b) above.

2.3 NPI

Subject to the terms and conditions hereof, the NPI Holder, by virtue of being the owner of the NPI, shall be entitled to a payment from the Grantor for each Month equal to the amount by which (i) the NPI Revenues for such Month exceed (ii) the Deductible Production Costs for such Month to a maximum limit equal to the Production Revenues.

2.4 Ownership of Production

The NPI Holder shall not own any Production and shall have no right to take Production in kind.

2.5 Petroleum Substances Lost or Used in Operations

The NPI shall not apply to any Production lost or consumed in operations.

2.6 Not an Interest In Land

The NPI is not a covenant attached to or running with the NPI Lands and does not attach to or form part of the Leases or constitute an interest in land or real property.

2.7 Reimbursement of Non-Deductible Crown Royalties

The NPI Holder shall reimburse to the Grantor 99% of all Non-Deductible Crown Royalties paid by the Grantor in respect of the Property Interests or the production of Petroleum Substances therefrom other than Non-Deductible Crown Royalties which are deducted from time to time in the computation of Production Revenues. The Grantor shall be entitled to set off amounts reimbursable to it pursuant to this clause 2.7 against NPI Payments.

2.8 Future Acquisitions

The Grantor may acquire additional Property Interests and fund such acquisitions from Residual Revenues, the Deferred Purchase Price Obligation, borrowings, or working capital of the Grantor.

ARTICLE 3
ACCOUNTING

3.1 Payments

On the fifteenth day of the Month following the end of a Month or the next following Business Day, if such day is not a Business Day, the Grantor shall pay the NPI Payment for such Month to the NPI Holder.

3.2 Statements

Each NPI Payment shall be accompanied by a statement setting forth: (i) the amount of the NPI Payment for such Month; (ii) all calculations used in determining the NPI Payment; (iii) the

Production (itemized by product) sold during the Month; (iv) the Production Revenues and Residual Revenues for such Month; and (v) an itemized list of the Production Costs and Deductible Production Costs for the Month.

3.3 Overpayments

If the payment made by the Grantor on account of the NPI for a Month is greater than the actual amount of the NPI Payment for such Month, the Grantor will be entitled to recover the overpayment by set off against NPI Payments for subsequent Months.

3.4 Collection of Production Revenues and Residual Revenues

The Grantor will use all commercially reasonable efforts to obtain the payment of Production Revenues and Residual Revenues but shall not have any liability to the NPI Holder to the extent that it fails to collect them, provided it makes commercially reasonable efforts to do so.

3.5 Payment of Production Costs

The Grantor covenants and agrees to use the Production Revenues to pay Production Costs, in the following order of priority:

(a) firstly, Debt Payments; and

(b) secondly, in payment of all other Production Costs.

3.6 Trust Expenses

Where the Grantor pays expenses of the Trust, including amounts to the trustee of the Trust or pursuant to indemnification provisions contained in the Trust Agreement, it shall be entitled to set off such amounts against the NPI Payments.

ARTICLE 4
INSURANCE

4.1 Maintenance

The Grantor shall obtain and maintain such property damage and third party liability insurance to provide protection for the Property Interests which is, at a minimum, in accordance with industry standards and which, in any event, will cover property damage, general liability and, where appropriate in the opinion of the Grantor, business interruption. Such insurance will be maintained with reputable insurers and in such amounts as the Grantor determines to be appropriate, having regard to insurance maintained pursuant to the Title and Operating Documents and normal oil and gas industry standards in Canada.

ARTICLE 5
BOOKS AND RECORDS

5.1 Examination

During the term hereof and for a period of two years thereafter the Grantor shall maintain complete books and records pertaining to: (i) the NPI; (ii) Production used, lost or sold by the Grantor; and (iii) all calculations made by the Grantor to determine the amount of payments on account of the NPI.

The NPI Holder shall have the right at all reasonable times during business hours to inspect such books and records to the extent reasonably necessary in order to verify the amounts paid or payable hereunder in respect of the NPI.

5.2 Audit

Upon notice to the Grantor, the NPI Holder shall have the right to audit the books and records referred to in clause 5.1 within the 26 month period next following the end of the calendar year to which they relate. The costs of any such audit shall be borne by the NPI Holder. Any claims of discrepancies disclosed by such audit shall be made in writing to the Grantor within two months of the completion of such audit. The Grantor shall respond to any claims within six months of receipt of such claims. If the Grantor is unable to respond to the claims during the six month period, one extension of three months shall be allowed if requested in writing by the Grantor within such six month period.

5.3 Confidentiality

The NPI Holder shall keep all information provided to it pursuant to this agreement strictly confidential (including, without limitation, information made available to it in connection with the audits, examinations and inspections conducted by it pursuant to the foregoing provisions of this Article 5) except for information which is or becomes publicly available through no act or omission of the NPI Holder or which becomes available to the NPI Holder from a source other than the Grantor, without confidentiality restrictions.

ARTICLE 6
OPERATIONS

6.1 Generally

Having regard to and subject to the provisions of the Title and Operating Documents and the Grantor's rights and obligations thereunder, the Grantor covenants to and in favour of the NPI Holder that the Grantor shall use all reasonable efforts so that:

(a) operations on the NPI Lands and lands pooled or unitized therewith for the recovery of Petroleum Substances and the operation of the Tangibles are conducted in a good and workmanlike manner, in accordance with good oilfield and engineering practice and in compliance with all applicable statutes, regulations, permits and governmental approvals;

(b) all of its duties and obligations under the Title and Operating Documents are diligently and promptly performed and all amounts payable as rental, royalty or similar charges from time to time due in respect of the Property Interests are paid and all other actions as may be reasonably necessary to maintain the Title and Operating Documents in good standing at all times are taken, subject to the terms and provisions hereof; and

(c) all Surface Rights needed for the proper operation of the Property Interests and the Tangibles are acquired and maintained in good standing and all taxes, rates, assessments and other amounts from time to time payable in respect of the Property Interests are promptly paid.

6.2 No Obligation to Develop

Nothing contained in this agreement shall impose any obligation, expressed or implied, on the Grantor to explore or develop the NPI Lands.

6.3 Rights and Obligations

The Grantor shall have exclusive control and authority over development of, and recovery of Petroleum Substances from, the NPI Lands and lands pooled or unitized therewith, including, without limitation, making all decisions respecting whether, when and how to drill, complete, equip, produce, suspend, abandon and shut-in wells and whether to elect to convert royalties to working interests. The NPI Holder acknowledges that, as owner of the NPI, it shall not be entitled to any interest in the Property Interests or the Title and Operating Documents and the Grantor acknowledges that the NPI Holder, as owner of the NPI, shall not be liable for any of the duties or obligations arising under the Title and Operating Documents or in connection with the Acquisition or operation of the Property Interests.

6.4 Marketing

Subject to existing contracts for the sale of production, the Grantor shall arrange for the sale of Production for the best prices and on the best terms reasonably available, provided that, so long as the Grantor acts *bona fide* and in good faith, it shall have complete discretion as to the terms, conditions and length of all contracts entered into for the sale of the Production and shall not be responsible for any loss or any alleged loss which may occur by reason of any change in economic or political circumstances or otherwise with respect to any such sales contract, so long as it acts in good faith and is not negligent.

6.5 Additional Title and Operating Documents

The Grantor shall have the right to enter into and amend Title and Operating Documents, from time to time, on such terms and conditions as it considers appropriate in its sole discretion, provided that it acts in accordance with prudent oil and gas industry practices and in good faith in connection therewith.

6.6 No Exploratory Operations

Notwithstanding the other provisions hereof, the Grantor covenants in favour of the NPI Holder that the Grantor will not expend any funds on the drilling of an exploratory well, except where participation is not within the control of the Grantor or where exploratory drilling is initiated by the Operator of a property where to do so would be, in the opinion of the Grantor, in the best interests of the NPI Holder. Notwithstanding the foregoing, in no event shall the Grantor initiate or formally propose the drilling of an exploratory well.

6.7 No Other Business

The Grantor covenants in favour of the NPI Holder that the Grantor will not engage in any businesses or make any investments, either directly or through a subsidiary, a partnership or other vehicle other than ownership and exploitation of the Property Interests and the other activities contemplated by this agreement or the Trust Agreement.

6.8 Credit Facilities Subordination

Any security granted by the Grantor to secure any Credit Facilities or Swap Arrangements shall be senior to and rank in priority to the NPI in all respects and the NPI Holder shall have the authority and is hereby authorized to enter into a subordination agreement in favour of any Lender acknowledging that the NPI is subordinate to any such Credit Facilities or any such Swap Arrangements and providing for such other matters as the Lender may request.

6.9 Borrowing

The Grantor may from time to time and without any requirements to obtain any consent or approval from the NPI Holder: (i) enter into and perform its obligations under the Credit Facilities and borrow money thereunder (including by way of bankers' acceptances and letters of credit) for any working capital or general corporate purposes; and (ii) enter into and perform its obligations under any Swap Arrangements.

ARTICLE 7
RECLAMATION FUND AND RESERVE

7.1 Establishment

The Grantor shall establish a fund (the "**Reclamation Fund**") to fund the payment of environmental and final site reclamation costs reasonably allocable by the Grantor to Property Interests. The Reclamation Fund shall be owned by the Grantor and the NPI Holder shall have no interest therein. Interest and other amounts earned by investing the funds in the Reclamation Fund will form part of the Reclamation Fund.

7.2 Contributions to the Reclamation Fund

The Grantor will make annual contributions as determined by the Grantor less current year site reclamation and abandonment costs, out of the Production Revenues and Residual Revenues, to the Reclamation Fund such that the currently estimated future environmental and reclamation obligations associated with Property Interests acquired from time to time will be funded after 20 years. The amount to be paid into the Reclamation Fund may be adjusted by the Grantor from time to time, based on its assessment of its share of expected environmental and reclamation costs in respect of Property Interests.

7.3 Reserve

The Grantor may pay such additional amounts of Production Revenues and Residual Revenues into a reserve (the "**Reserve**") if, as and when the Grantor determines, in its reasonable discretion, that it is prudent to do so in accordance with prudent business practices to provide for payment of Production Costs which the Grantor estimates will or may become payable in the following six Months for which there may not be sufficient Production Revenues to satisfy such Production Costs in a timely manner. The Grantor may use the moneys paid into the Reserve in its discretion.

7.4 Use of Reclamation Fund

From time to time when, in the reasonable opinion of the Grantor, it is prudent to do so, the Grantor may use the Reclamation Fund for purposes of funding the Grantor's environmental and reclamation obligations in respect of Property Interests. The Grantor shall hold the Reclamation Fund in one or more separate accounts and shall not commingle such funds with its other funds and may invest the Reclamation Fund in Permitted Investments as it considers prudent from time to time. The Grantor will not use the Reclamation Fund for any other purposes unless and only to the extent that the Grantor determines that the Reclamation Fund exceeds its reasonable estimate of environmental and reclamation obligations from time to time.

7.5 Termination of Reclamation Fund

When there are no Property Interests subject to the NPI, the Reclamation Fund will be used to pay all obligations and liabilities of the Grantor (other than payments to the NPI Holder) and when in the reasonable opinion of the Grantor, all liabilities of the Grantor (other than payments to the NPI Holder) have been paid, the Reclamation Fund will be collapsed and the remainder in the Reclamation Fund up to an amount equal to the NPI Revenues paid into the Reclamation Fund shall be paid to the NPI Holder and the balance shall be included in Residual Revenues and paid to the Grantor.

7.6 Reclamation Trust

The Grantor and the NPI Holder agree that if changes are made to the *Income Tax Act* (Canada) so as to permit the formation of a vehicle such as a trust which is similar to a **"mining reclamation trust"** (as defined in the *Income Tax Act* (Canada) in effect on the date hereof) to secure or otherwise provide funding for environmental and/or reclamation obligations relating to the Property Interests which would have beneficial income tax consequences for the Grantor in the reasonable opinion of the Grantor:

(a) the Grantor shall establish such a vehicle;

(b) the amount then contained in the Reclamation Fund shall be paid to such vehicle;

(c) thereafter, amounts which would otherwise have been paid into the Reclamation Fund pursuant to clause 7.2 will, instead, be paid to such vehicle; and

(d) thereafter, for purposes of computing Production Costs and Deductible Production Costs payments to or from such vehicle shall be deemed to be payments to or from the Reclamation Fund.

ARTICLE 8
POOLING, UNITIZATION, SURRENDER AND ABANDONMENT

8.1 Pooling and Unitization

The Grantor shall have full right, power and authority to pool or unitize any of the Petroleum and Natural Gas Rights comprised in the Property Interests, from time to time, with other Petroleum and Natural Gas Rights provided that, in the Grantor's sole discretion, the pooling or unitization is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

8.2 Surrender

Subject to the Title and Operating Documents, the Grantor may surrender a Lease, in whole or in part, to the lessor thereunder without the prior consent of the NPI Holder if, in the sole discretion of the Grantor, none of the wells located on the lands covered by such Lease are capable of producing Petroleum Substances in paying quantities and it is prudent that such Lease be surrendered. From and after any such surrender, this agreement and the NPI shall cease to apply to the NPI Lands surrendered except as to matters which occurred prior to the surrender.

8.3 Abandonment

The Grantor shall have full right, power and authority without the prior consent of the NPI Holder to authorize the abandonment of any well comprised in the Property Interests if the Grantor determines, in its sole discretion, that such well is not capable of producing Petroleum Substances in paying quantities.

ARTICLE 9
ASSIGNMENT

9.1 Consent to Assign Agreement

Except as provided in clause 9.3, and subject to clause 11.2, neither the Grantor nor the NPI Holder shall assign, sell, mortgage, pledge, charge, grant a security interest in or otherwise encumber or dispose of any interest in this agreement without first notifying the other Party of its intention to do so and obtaining the written consent of the other Party, which consent will not be unreasonably withheld or delayed. In any event no such assignment, sale, mortgage, pledge, charge, grant of a security interest, encumbrance or disposition shall be effective as against any other Party until the Person in whose favour it is made or granted shall have executed and delivered a written undertaking, in favour of and enforceable by, such other Party, agreeing to be bound by and perform all of the terms and provisions of this agreement attributable to the interest acquired by it.

9.2 Multiple NPI Holders

If the NPI shall be owned by more than one Person, such owners shall designate one Person to receive all payments, statements and communications in respect of the NPI on their behalf by written notice to the Grantor executed by all of them and, until the Grantor receives such written notice, the Grantor shall be entitled to make all payments on account of the NPI, deliver all, statements and communications hereunder and otherwise deal in all matters pertaining hereto with the last Person who was the sole owner of the NPI.

9.3 Grant of Security

Notwithstanding clauses 9.1 and 9.2, the Grantor may mortgage, pledge, charge or grant a security interest in the Property Interests or this agreement without the approval of the NPI Holder to secure its obligations and liabilities under the Credit Facilities or under Swap Arrangements.

9.4 Dispositions Subject to This Agreement

If any interest in this agreement or the NPI is sold, assigned, transferred, conveyed, mortgaged, pledged, charged, encumbered or otherwise disposed of by the Grantor or the NPI Holder, the rights and interests of the Person to whom such disposition is made shall be subject to the terms and conditions of this agreement.

ARTICLE 10
TERM OF AGREEMENT

10.1 Term

Subject to Article 11, this agreement shall continue in full force and effect for so long as there are Petroleum and Natural Gas Rights to which the NPI applies. Thereafter, this agreement shall

nevertheless remain in full force and effect: (i) in respect of any accrued and unfulfilled obligations of either Party; and (ii) as to clauses 5.1, 5.3 and 7.4, Article XI and Article XIV.

ARTICLE 11
DISPOSITIONS

11.1 Dispositions of Tangibles and Miscellaneous Interests

The Grantor shall have the right to: (a) dispose of Tangibles and Miscellaneous Interests which, in the reasonable opinion of the Grantor are not required to exploit the Petroleum and Natural Gas Rights comprised in the Property Interests in accordance with good oilfield practices; and (b) sell or license seismic and other data comprised in the Property Interests on such terms and conditions as it considers appropriate, in its sole discretion. Proceeds from any such disposition or licensing shall be included in Residual Revenues or used to satisfy indebtedness pursuant to the Credit Facilities.

11.2 Dispositions of Petroleum and Natural Gas Rights

(a) The Grantor shall have the right to sell, assign, transfer or surrender interests in Petroleum and Natural Gas Rights comprised in the Property Interests without complying with clause 9.1 if, in the opinion of the Grantor, such disposition is in the best interests of the NPI Holder (any sale, assignment, transfer, foreclosure, other disposition or surrender of interests in Petroleum and Natural Gas Rights, herein called a **"Disposition"**). The Grantor shall not make a Disposition where the proceeds of the Disposition exceeds $10 million unless the Board of Directors of the Grantor has approved the Disposition.

(b) Notwithstanding subclause 11.2(a), the Grantor shall have no right to sell Property Interests where the Asset Value of the interests included in such sale is greater than 66 ⅔% of the Asset Value of all of the Property Interests except to an Affiliate of the Grantor or the NPI Holder, unless such sale has been approved by a Special Resolution.

11.3 Disposition of NPI

If a Disposition is made, the NPI Holder shall execute and deliver all such instruments, documents, transfers, conveyances and acknowledgments as the Grantor may reasonably request in connection with such Disposition in order to sell, assign and transfer the NPI to the Grantor in respect of the Property Interests sold. Upon a Disposition, the NPI in respect of the Property Interest subject to such Disposition shall be deemed to have been sold to the Grantor and shall thereupon merge and terminate.

11.4 Proceeds of a Disposition

99% of the net proceeds of a Disposition (which, for the purposes of this clause, shall include any disposition of a Property Interest as a result of a realization of security securing amounts owing under the Credit Facilities) shall be allocated to the interests in the NPI sold pursuant to such Disposition and, after retiring any amount pursuant to any Credit Facility attributable to the Property Interests as the Grantor shall determine, shall be either paid to the NPI Holder or reinvested on behalf of the NPI Holder as part of the Deferred Purchase Price Obligation for the purchase of additional Property Interests, each within the ensuing 12 month period (and during the interim period may be used to temporarily pay down the Credit Facility) as the Grantor shall determine.

11.5 Farmouts

The Grantor shall have the right to farmout Property Interests on a basis whereby a Person agrees to incur and pay Capital Expenditures for purposes of exploiting the Property Interests and in consideration thereof earns an interest in such Property Interests. Any such farmout shall also be a farmout of the NPI on the same terms such that upon the Person to whom the farmout is made will also earn the NPI insofar as it pertains to such interests in the Property Interests whereupon such interest in the Property Interests and such interest in the NPI shall merge and such interest in the NPI shall terminate. Any Petroleum and Natural Gas Rights, other than Royalty Interests retained by or acquired by the Grantor pursuant to such farmout shall be subject to the NPI.

11.6 Redemption, Surrender, Merger, Transfer or Sale of the NPI Only by the Grantor

The Grantor and NPI Holder acknowledge that commercial circumstances may arise whereby it is in the best interests of the NPI Holder to tender for redemption, surrender, terminate, merge, transfer or sell the NPI in respect of some or all of the Property Interests, for the purpose of exploiting those Property Interests (including their Disposition). In this event, the Grantor shall have the right, by written notice given to the NPI Holder, to request the NPI Holder to tender for redemption, surrender, offer to terminate, transfer, or sell, as the case may be, the NPI in respect of any of the Property Interests, whether or not such Property Interests are retained by the Grantor or are or may be subject to an Agreement with respect to their Disposition. Upon receipt of such notice and payment of the consideration therefore by the Grantor to the NPI Holder, the NPI in respect of the Property Interests, as specified in the Notice, shall be deemed to have been sold to the Grantor and shall thereupon merge and terminate with respect to such Property Interests. The NPI Holder shall execute and deliver all such instruments, documents, transfers, conveyances and acknowledgments as the Grantor may reasonably request in conjunction with the foregoing.

ARTICLE 12
NOTICES AND PAYMENTS

12.1 Addresses for Service and Payments

All payments hereunder in respect of the NPI shall be paid or tendered to the NPI Holder at its address for notices hereunder or such other place or depository as the NPI Holder may request by written notice to the Grantor, provided that no change in the place at which payments on account of the NPI are to be paid or tendered shall be effective until 30 days after written notice thereof has been provided to the Grantor by the NPI Holder.

12.2 Giving and Deemed Receipt of Notices

Whether or not so stipulated herein, each notice, communication or statement (herein called a **"notice"**) required or permitted hereunder shall be in writing. A notice may be served:

(a) by delivering it to the Party to whom it is being given at that Party's address for notices hereunder, provided such delivery shall be during normal business hours of the addressee of a Business Day. Such notice shall be deemed to be received by the addressee when actually delivered as aforesaid; or

(b) by telecopier (or by any other like method by which a written and recorded message may be sent) directed to the Party to whom it is being given at that Party's telecopy number for notices hereunder. Such notices shall be deemed received by the addressee thereof (i) when actually

received by it if sent within the normal working hours of a Business Day, or (ii) otherwise at the commencement of the next ensuing Business Day following transmission thereof.

12.3 Addresses

The address and telecopy number for notices hereunder of the Grantor and the NPI Holder shall be as follows:

Grantor:

FET Resources Ltd.
3250, 250 – 5th Avenue S.W.
Calgary, Alberta
T2P 2V7
Attention: President
Fax: (403) 266-6209

NPI Holder:

Valiant Trust Company
520, 550 – 6th Avenue S.W.
Calgary, Alberta
T2P 0S2
Attention: Manager, Corporate Services
Fax: (403) 233-2857

12.4 Change of Address

A Party may change its address or telecopy number for notices hereunder by notice to the other Parties.

ARTICLE 13
MISCELLANEOUS

13.1 Enurement

Subject to clause 9.1 this agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

13.2 Waivers in Writing

No waiver by any Party of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other Party unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

13.3 Time of Essence

Time is of the essence of this agreement.

13.4 No Partnership

Nothing herein shall be construed as creating a partnership and no Party shall have any partnership rights or liabilities hereunder or in connection herewith.

13.5 Severability

The terms and provisions of this agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms or provisions of this agreement under applicable law, such unenforceability or invalidity shall not render any of other terms or provisions hereof unenforceable or invalid and the Parties agree that this agreement shall be construed as if such unenforceable or invalid term or provision was never contained herein.

13.6 Amendments

No amendment, alteration or variation of this agreement or any of its terms or provision shall be binding upon the Parties unless made in writing and signed by the duly authorized representatives of each of the Parties.

ARTICLE 14
CONCERNING THE TRUSTEE

14.1 Acknowledgment

The Parties hereto acknowledge that Valiant Trust Company is entering into this agreement solely in its capacity as trustee of the Trust and the obligations of the NPI Holder hereunder shall not be personally binding upon Valiant Trust Company or any of the Unitholders and that any recourse against the Trust, Valiant Trust Company as trustee of the Trust, or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the NPI Holder arising hereunder or in connection herewith or from the matters to which this agreement relates, if any, including without limitation, claims based on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Agreement.

IN WITNESS WHEREOF, the Parties have caused this agreement to be executed on the 23 day of August, 2002.

FET RESOURCES LTD.

Per: ____________________

Per: ____________________

VALIANT TRUST COMPANY in its capacity as trustee of FOCUS ENERGY TRUST

Per: ____________________

Per: ____________________

(This is the execution page to the Net Profit Interests Agreement made as of the 23 day of August, 2002 among FET Resources Ltd. and Valiant Trust Company)

G:\052282\0020\NPI Agreement #6.doc

FOCUS COMMERCIAL TRUST

DECLARATION OF TRUST

Dated as of June 21, 2006

TABLE OF CONTENTS

FOCUS COMMERCIAL TRUST

THIS DECLARATION OF TRUST is dated as of June 21, 2006.

BETWEEN:

FET RESOURCES LTD., a corporation amalgamated under the laws of the Province of Alberta (the "**Initial Trustee**") of the trust constituted by this Declaration of Trust, and each person who after the date hereof becomes a trustee of the trust as herein provided (each person, while a trustee of the trust as herein provided, hereinafter called a "**Trustee**")

- and -

FOCUS ENERGY TRUST, an unincorporated open-ended investment trust established under the laws of Alberta (hereinafter called the "**Initial Unitholder**"), by its Administrator, FET Resources Ltd., and all persons who after the date hereof become holders of units of the Trust as herein provided.

WHEREAS the Initial Unitholder desires to create a trust to conduct the operations and activities set forth in Article 4 hereof;

AND WHEREAS for the purpose of settling the trust created hereunder, the Initial Unitholder is paying to the Trustee an amount of $100 in lawful money of Canada;

AND WHEREAS the Trustee has agreed to hold the Initial Contribution and all amounts and assets subsequently received under this Declaration of Trust or in respect of the investment of the assets of the FCT Trust in accordance with the provisions hereinafter set forth;

AND WHEREAS the Initial Unitholder and the Trustee desire that the beneficiaries of the FCT Trust, including the Initial Unitholder, shall be the holders of Units;

AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the FCT Trust.

NOW THEREFORE THIS DECLARATION WITNESSETH THAT in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, covenants and agrees with the Unitholders, and the Unitholders covenant and agree with the Trustee, as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Declaration of Trust including the recitals hereto, unless the context otherwise requires:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), as from time to time amended, including the regulations promulgated from time to time thereunder;

(b) "**Administrator**" has the meaning set forth in Section 9.1;

(c) "**affiliate**" or "**associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

(d) **"Arrangement"** means the proposed arrangement, under section 193 of the ABCA, on the terms and conditions set forth in the Plan;

(e) **"Arrangement Agreement"** means the arrangement agreement dated as of April 23, 2006, as amended and restated on May 24, 2006, among, *inter alia*, Focus, FET Acquisition Corp. and Profico Energy Management Ltd., as from time to time amended, supplemented or restated;

(f) **"Auditors"** means the firm of chartered accountants appointed as the auditor of the FCT Trust from time to time in accordance with the provisions hereof and, initially, means KPMG LLP;

(g) **"Business Day"** means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the Province of Alberta, for the transaction of banking business;

(h) **"Cash Flow of the Trust"** shall be calculated in accordance with Section 5.1 and shall mean the amount so calculated;

(i) **"Counsel"** means a barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the FCT Trust;

(j) **"Distribution Payment Date"**, in respect of a Distribution Period, means the day which is the same as Focus' distribution payment date pursuant to the Focus Trust Indenture for that period;

(k) **"Distribution Period"** means each calendar month, or such other periods as may be hereafter determined from time to time by the Trustee, from and including the first day thereof and to and including the last day thereof;

(l) **"Distribution Record Date"** in respect of a Distribution Period, means the day which is the same as Focus' record date pursuant to the Focus Trust Indenture for that period;

(m) **"Effective Date"** means the date the Arrangement is effective under the ABCA;

(n) **"FCT Note Indenture"** means the agreement to be entered into between the FCT Trust and Valiant Trust Company pursuant to which the FCT Notes will be issued, as from time to time amended, supplemented or restated, and any subsequent agreement which may be entered into between a person and a trust company pursuant to which FCT Notes are issued;

(o) **"FCT Notes"** means the notes of the FCT Trust issued pursuant to the FCT Note Indenture to be designated as Series 1 Notes and Series 2 Notes and also means any unsecured subordinated notes of the FCT Trust which may be subsequently issued by the FCT Trust pursuant to the FCT Note Indenture or otherwise;

(p) **"FCT Subsidiaries"** means any person that is, from time to time, owned and controlled by the FCT Trust, including, without limitation, any person that is a partnership or a limited partnership, the majority of partnership interests or units, as applicable, of which are owned by the FCT Trust;

(q) **"FCT Trust"** means the trust constituted by this Declaration of Trust as from time to time amended, supplemented or restated;

(r) **"FCT Trust Assets"** means, at any time, such of the following monies, properties and other assets as are at such time held by the FCT Trust or by the Trustee on behalf of the FCT Trust:

(i) the Initial Contribution;

(ii) all funds, securities or property derived from the issuance or sale of Units or other cash received by the FCT Trust;

(iii) securities of or issued by Focus LP, any FCT Subsidiary or any associate or affiliate of any thereof or of any other corporation, partnership, trust or other person referred to in Section 4.1(a);

(iv) any proceeds of disposition, maturity or redemption of any of the foregoing property; and

(v) all income, interest, dividends, distributions, profit, return of capital, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(s) **"FCT Trust Liabilities"** has the meaning ascribed thereto in Section 2.8(a);

(t) **"Focus"** means Focus Energy Trust, an unincorporated open-ended investment trust established under the laws of Alberta;

(u) **"Focus LP"** means Focus Limited Partnership, a limited partnership to be established under the laws of Alberta;

(v) **"Focus Trust Indenture"** means the trust indenture dated as of July 15, 2002 between Valiant Trust Company and Storm Energy Inc., as predecessor to FET Resources Ltd., as amended from time to time;

(w) **"Focus Unit"** means a trust unit issued by Focus;

(x) **"General Partner"** means FET Management Ltd., a corporation to be incorporated pursuant to the ABCA as a wholly-owned subsidiary of Focus;

(y) **"governmental authority"** includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

(z) **"Income of the Trust"** has the meaning ascribed thereto in Section 5.2(a);

(aa) **"Initial Contribution"** means the amount of $100 paid by the Initial Unitholder to the Initial Trustee on the date hereof for the purpose of settling the trust constituted by the FCT Trust;

(bb) **"Initial Trustee"** means that person named as the first trustee of the FCT Trust under this Declaration of Trust;

(cc) **"Net Realized Capital Gains"** has the meaning ascribed thereto in Section 5.2(b);

(dd) **"Non-Resident"** means: (i) a person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for the purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

(ee) **"Ordinary Resolution"** has the meaning ascribed thereto in Section 11.6;

(ff) **"person"** includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

(gg) **"Plan"** means the plan of arrangement under Section 193 of the ABCA as set forth in the Arrangement Agreement, as from time to time amended, supplemented or restated in accordance with the terms thereof;

(hh) **"Redemption Price"** has the meaning ascribed thereto in Section 6.3;

(ii) **"Special Resolution"** has the meaning ascribed thereto in Section 11.6;

(jj) **"Support Agreement"** means the support agreement to be entered into on the Effective Date among Focus, the FCT Trust, Focus LP and the General Partner, as from time to time amended, supplemented or restated;

(kk) **"Tax Act"** the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended from time to time, including the regulations from time to time promulgated thereunder;

(ll) **"this Declaration of Trust", "this Declaration", "hereto", "herein", "hereof", "hereby", "hereunder"** and similar expressions refer to this instrument and not to any particular article, section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(mm) **"Trustee"**, at any time, means a person who is, in accordance with the provisions hereof, a trustee of the FCT Trust at that time including, without limitation so long as it remains as trustee, the Initial Trustee;

(nn) **"Unit Certificate"** means a certificate, in a form approved by the Trustee, evidencing one or more Units, issued and certified in accordance with the provisions hereof;

(oo) **"Unitholders"** means at any time the holders at that time of one or more Units, as shown on the register of such holders maintained by the Trustee or any transfer agent on behalf of the FCT Trust;

(pp) **"Units"** means the units of the FCT Trust referred to in Section 3.1 authorized and issued hereunder;

(qq) **"Voting and Exchange Trust Agreement"** means the voting and exchange trust agreement to be entered into on the Effective Date among Focus, Focus LP and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

(rr) **"Voting and Exchange Trustee"** means Valiant Trust Company, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

1.2 References to Acts Performed by the FCT Trust

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the FCT Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the FCT Trust or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof and where reference is made in this Declaration of Trust to actions, rights or obligations of the Trustee, such reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustee in its capacity as Trustee of the FCT Trust, and not in its other capacities, unless the context otherwise requires.

1.3 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Number, Gender and Derivatives

In this Declaration of Trust, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa; and words importing a gender shall include the feminine, masculine and neuter genders. If a term is defined in this Agreement, a derivative of that term shall have a corresponding meaning.

1.5 Headings for Reference Only

The division of this Declaration of Trust into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Declaration of Trust. Unless otherwise indicated, all references in this Declaration of Trust to an "Article" or a "Section" followed by a number and/or a letter refer to the specified article or section of this Declaration of Trust.

1.6 Day Not a Business Day

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This Section is not applicable to Sections 5.1, 5.2, 5.3 and 5.4.

ARTICLE 2
DECLARATION OF TRUST

2.1 Establishment of FCT Trust

The Trustee hereby acknowledges and declares that it holds the FCT Trust Assets in trust for, and agrees to administer the FCT Trust Assets for, the use and benefit of the holders of Units, their successors, permitted assigns and personal representatives, and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the FCT Trust hereunder.

2.2 Initial Contribution

It is acknowledged that the Initial Unitholder has paid, concurrently with the execution of this Declaration of Trust, the Initial Contribution to the Trustee for the purpose of settling the FCT Trust, and the Initial Unitholder has been issued one FCT Trust Unit in the FCT Trust. Receipt of the Initial Contribution is hereby acknowledged by the Initial Trustee.

2.3 Name of Trust

The FCT Trust shall be known and designated as "**Focus Commercial Trust**" and, whenever practicable, lawful and convenient, the property of the FCT Trust shall be held and the affairs of the FCT Trust shall be conducted and transacted under that name. If the Trustee determines that the use of such name is not practicable, legal or convenient, the FCT Trust may use such other designation or may adopt such other name as the Trustee deems appropriate, and the FCT Trust may hold property and conduct and transact its affairs under such other designation or name. Without limiting the foregoing, the Trustee may enter into agreements and other documents for and on behalf of the FCT Trust under the name "**Focus Commercial Trust**" and the Trustee hereby acknowledges and confirms that any such agreement or document so entered into shall for all purposes be and be deemed to have been entered into by the Trustee, as trustee for and on behalf of the FCT Trust.

2.4 Head Office

The head office of the FCT Trust hereby created shall be located at 3300, 205-5th Avenue S.W., Calgary, Alberta T2P 2V7, or such other place or places in Canada as the Trustee may from time to time designate.

2.5 Nature of the Trust

The FCT Trust is an unincorporated investment trust, established for the purposes specified in Section 4.1. The FCT Trust is not, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee is not and shall not be, or be deemed to be, agent of

the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the FCT Trust and their rights shall be limited to those conferred upon them by this Declaration of Trust.

2.6 Rights of Unitholders

The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein. Except as provided herein, no Unitholder shall be entitled to call for any partition or division of the FCT Trust Assets or for a distribution of any particular asset forming part of the FCT Trust Assets or of any particular monies or funds received by the Trustee. The legal ownership of the assets of the FCT Trust and the right to conduct the activities of the FCT Trust (subject to the limitations contained herein) are vested exclusively in the Trustee, or such other persons as the Trustee may determine, and no Unitholder has or is deemed to have any right of ownership in any of the FCT Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Unitholder or Unitholders shall be entitled to interfere with or give any direction to the Trustee with respect to the affairs of the FCT Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee under this Declaration of Trust. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust. No Unitholders has or is deemed to have any right of ownership in any assets of the FCT Trust.

2.7 Unitholders Bound

This Declaration of Trust shall be binding upon all persons who become Unitholders from time to time. By acceptance of a Unit Certificate representing any Units upon the completion of a purchase or the acquisition of a Unit, including pursuant to the Plan, the Unitholder thereof shall be deemed to have agreed to be bound, and shall be so bound, by this Declaration of Trust.

2.8 Liability of Unitholders

(a) No Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person and no resort shall be had to, nor shall recourse or satisfaction be sought from the private property of any Unitholder for any liability whatsoever, including in connection with:

(i) the FCT Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom;

(ii) the obligations or the activities or affairs of the FCT Trust;

(iii) any actual or alleged act or omission of the Trustee or by any other person in respect of the activities or affairs of the FCT Trust (whether or not authorized by or pursuant to this Declaration of Trust);

(iv) any actual or alleged act or omission of the Trustee or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person in respect of the activities or affairs of the FCT Trust (whether or not authorized by or pursuant to this Declaration of Trust);

(v) any transaction entered into by the Trustee or by any other person in respect of the activities or affairs of the FCT Trust (whether or not authorized by or pursuant to this Declaration of Trust); or

(vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the FCT Trust or by the Trustee or by any other person on behalf of or in connection with the activities or affairs of the FCT Trust,

(collectively, the "**FCT Trust Liabilities**").

(b) No Unitholder, in its capacity as such, shall be liable to indemnify the Trustee or any other person with respect to any FCT Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.8, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any FCT Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, the Unitholder's share of the FCT Trust Assets represented by its Units.

2.9 Contractual Obligations of Trust

In respect of any obligations or liabilities being incurred by the FCT Trust, or the Trustee or an Administrator on behalf of the FCT Trust, the Trustee, any Administrator and the FCT Trust shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision substantially to the following effect:

> The parties hereto acknowledge that [the Trustee] [the Administrator] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the FCT Trust and the obligations of the FCT Trust hereunder shall not be personally binding upon [the Trustee] [the Administrator] or any of the Unitholders of the FCT Trust and that any recourse against the FCT Trust [, the Trustee] [, the Administrator] or any Unitholder in any manner in respect of any indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this agreement relates, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the FCT Trust Assets as defined in the Declaration of Trust dated as of •, 2006 as from time to time amended, supplemented or restated.

The omission of such provision from any such document or instrument shall not render the Trustee, the Administrator or the Unitholders liable to any person, nor shall the Trustee, the Administrator or the Unitholders be liable for such omission. If, notwithstanding this provision, the Trustee, the Administrator or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation such Trustee, the Administrator or Unitholder shall be entitled to indemnity and reimbursement out of the FCT Trust Assets to the full extent of such liability.

2.10 Conduct of Operations

The activities of the FCT Trust will be conducted, upon the advice of Counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the FCT Trust including by obtaining appropriate insurance, where available.

ARTICLE 3
ISSUE AND SALE OF UNITS

3.1 Nature of Units

(a) The beneficial interests in the FCT Trust shall be represented by the Units which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Units registered in the name of the Unitholder.

(b) Subject to Section 6.4, each Unit represents an equal undivided beneficial interest in any distribution from the FCT Trust (whether of Income of the Trust, Net Realized Capital Gains or other amounts) and in any

net assets of the FCT Trust in the event of termination or winding-up of the FCT Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority whatever may be the actual date or terms of issue thereof. Each Unit shall entitle the holder of record thereof to one vote at all meetings of Unitholders or in respect of any written resolution of Unitholders.

3.2 Authorized Number of Units

The aggregate number of Units which is authorized and may be issued hereunder is unlimited.

3.3 Issue of Units

(a) Units may be issued by the FCT Trust at the times, to the persons, for the consideration and on the terms and conditions that the Trustee determines and, without limiting the generality of the foregoing, the Trustee may authorize the FCT Trust to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase Units from the FCT Trust or from any other person or procuring or agreeing to procure purchasers for Units. Without limitation of the foregoing, the Trustee may create and issue rights, warrants (including so-called "special warrants" or "subscription receipts" which may be exercisable for no additional consideration) or options to subscribe for Units which rights, warrants or options may be exercisable at such subscription price or prices and at such time or times as the Trustee may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustee may determine. A right, warrant or option shall not be a Unit and the holder thereof shall not be a Unitholder.

(b) Units shall only be issued as and when fully paid in money, property, including indebtedness, or past services, and are not to be subject to future calls or assessments, except that Units to be issued under an offering may be issued for a consideration payable in instalments and the FCT Trust may take a security interest over such Units for unpaid instalments.

3.4 No Fractional Units

Fractions of Units shall not be issued, except pursuant to distributions of additional Units to all Unitholders pursuant to Section 5.7. Fractions of Units will not be entitled to vote at meetings of Unitholders.

3.5 Initial Contribution

The sum of $100 received from the Initial Unitholder shall be retained by the FCT Trust *in specie* and neither it nor any property substituted therefor shall revert to the Initial Unitholder. In the event any such property should come into the possession of the Initial Unitholder, such property shall be deemed to be held by the Initial Unitholder as bare trustee and as agent for and on behalf of the Trustee to be applied toward payment of a debt or other obligation of the FCT Trust or held for the benefit of the Unitholders in accordance with the terms of this Declaration of Trust.

3.6 Consolidation of Units

Immediately after any *pro rata* distribution of additional Units to all holders of Units pursuant to Section 5.7, the number of the outstanding Units will automatically be consolidated such that each such holder will hold after the consolidation the same number of Units as such holder held before the distribution of additional Units and each Unit Certificate representing a number of Units prior to the distribution of additional Units is deemed to represent the same number of Units after the distribution of additional Units and the consolidation.

3.7 Subdivision of Units

The Trustee may at any time and from time to time subdivide the outstanding Units such that holders of Units will hold after the subdivision such greater number of Units, proportionately, as the Trustee determines and,

until replaced by Unit Certificates reflecting such subdivision, each Unit Certificate representing a number of Units prior to the subdivision is deemed to represent the proportionately greater number of Units after the subdivision.

3.8 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Unit.

ARTICLE 4
INVESTMENTS OF TRUST

4.1 Purpose of the Trust

The FCT Trust is an investment trust and its operations and activities shall be restricted to:

(a) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature or kind of, or issued by, Focus LP, any FCT Subsidiary or any associate or affiliate of any thereof, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in any business which involves exploring for or drilling, extracting, gathering, processing, transporting, buying, storing or selling of petroleum, natural gas, natural gas liquids, water, minerals or other related products, power or other forms of energy, and any and all related businesses and such other investments as the Trustee may determine, and to borrow funds and issue debt securities, directly or indirectly, for that purpose and enter into hedging arrangements in relation thereto;

(b) borrowing funds and issuing debt securities for the purposes, directly or indirectly, set forth in Section 4.1(a) above and entering into hedging arrangements in relation thereto;

(c) temporarily holding cash in interest bearing accounts, short-term government debt or investment grade corporate debt for the purposes of paying the expenses, if any, of the FCT Trust, paying amounts payable by the FCT Trust in connection with the redemption or repurchase of any Units, and making distributions to holders of Units;

(d) issuing Units, FCT Notes and other securities of the FCT Trust, for the purposes of:

    (i) obtaining funds to conduct the activities described in paragraph (a), above, including raising funds for further acquisitions;

    (ii) making non-cash distributions to holders of Units as contemplated by this Declaration of Trust; and

    (iii) repaying any indebtedness or borrowings of the FCT Trust;

(e) guaranteeing the obligations of any of its affiliates pursuant to any good faith debt for borrowed money or any other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities issued by such entity and other property owned by the FCT Trust as security for such guarantee;

(f) granting security in any form, over any or all of the FCT Trust Assets to secure any or all of the obligations of the FCT Trust;

(g) repurchasing or redeeming securities of the FCT Trust, including Units, subject to the provisions of this Declaration of Trust and applicable law;

(h) carrying out any of the transactions, and entering into and performing any of the obligations of the FCT Trust under any agreements contemplated by this Declaration of Trust; and

(i) engaging in all activities ancillary or incidental to any of those activities set forth in paragraphs (a) through (h) inclusive;

and to pay the costs, fees and expenses associated with the foregoing purposes or incidental thereto.

4.2 Other Investments

To the extent that any monies or other property received by the FCT Trust or the Trustee are not to be immediately used by the Trustee for the purpose of making distributions under Article 5, the Trustee is hereby authorized and, where prudent to do so, shall invest such monies in:

(a) obligations issued or guaranteed by the Government of Canada or a province of Canada or any agency or instrumentality thereof;

(b) short term commercial paper obligations of a corporation whose short term commercial paper is rated R-1 or higher by Dominion Bond Rating Service Limited or A-1 or higher by Standard & Poor's, a division of The McGraw-Hill Companies, Inc.; or

(c) term deposits, interest-bearing accounts, certificates of deposit or banker's acceptances of or guaranteed by one of the six largest (in terms of total assets) Canadian chartered banks.

For the purpose hereof, "short term" shall mean having a date of maturity or call for payment not more than 60 days from the date on which the investment is made.

ARTICLE 5
DISTRIBUTIONS

5.1 Computation of Cash Flow of the Trust

The **"Cash Flow of the Trust"**, for, or in respect of, any Distribution Period, shall be equal to the sum of:

(a) all cash amounts which are received by the FCT Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; and

(b) the proceeds of any issuance of Units, FCT Notes or any other securities of the FCT Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purpose;

less the sum of:

(c) all amounts which relate to the redemption of Units or to the repayment or redemption of FCT Notes and which have become payable in cash by the FCT Trust in such Distribution Period and any expenses of the FCT Trust, if any, in such Distribution Period;

(d) all interest payments made on the FCT Notes in such Distribution Period; and

(e) any other amounts (including taxes) required by law or hereunder to be deducted, withheld or paid by or in respect of the FCT Trust in such Distribution Period.

5.2 Computation of Income and Net Realized Capital Gains

(a) The **"Income of the Trust"** for any taxation year of the FCT Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act (other than Subsection 104(6) and paragraph 82(1)(b)) having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into

account such adjustments thereto as are determined by the Trustee in respect of dividends received from taxable Canadian corporations, amounts paid or payable by the FCT Trust to holders of Units or FCT Notes and such other amounts as may be determined in the discretion of the Trustee; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b) The "**Net Realized Capital Gains**" of the FCT Trust for any taxation year of the FCT Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the FCT Trust in the year exceeds (i) the aggregate of the capital losses of the FCT Trust in the year, (ii) any capital gains which are realized by the FCT Trust as a result of a redemption of Units pursuant to Article 6 and/or as a result of a redemption of FCT Notes pursuant to the FCT Note Indenture, and (iii) the amount determined by the Trustee in respect of any net capital losses for prior taxation years which the FCT Trust is permitted by the Tax Act to deduct in computing the taxable income of the FCT Trust for the year.

5.3 Distributions of Cash Flow of the Trust

The Trustee shall, on or before each Distribution Record Date, declare payable to the holders of Units on such Distribution Record Date, all or any part of the Cash Flow of the Trust for the Distribution Period which includes such Distribution Record Date. The proportionate share for each Unit of the amount of such Cash Flow of the Trust (or portion thereof declared payable) shall be determined by dividing such amount by the number of issued and outstanding Units on such Distribution Record Date. The share of such Cash Flow of the Trust (or portion thereof declared payable) attributable to each holder of Units shall be an amount equal to the proportionate share for each Unit of the amount of such Cash Flow of the Trust (or portion thereof declared payable) multiplied by the number of Units owned of record by each such holder of Units on such Distribution Record Date. Subject to Sections 5.7 and 5.8, Cash Flow of the Trust which has been declared to be payable to holders of Units in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.4 Other Distributions

(a) In addition to the distributions which are made payable to holders of Units pursuant to Section 5.3, the Trustee may declare to be payable and make distributions to holders of Units, from time to time, out of Income of the Trust, Net Realized Capital Gains, the capital of the FCT Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustee may determine.

(b) Having regard to the present intention of the Trustee to allocate, distribute and make payable to holders of Units all of the Income of the Trust, Net Realized Capital Gains and any other applicable amounts so that the FCT Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustee, be due and payable to holders of Units of record on December 31 in each such year:

(i) an amount equal to the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the FCT Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the FCT Trust out of Income of the Trust for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the FCT Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the FCT Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the FCT Trust out of Net Realized Capital Gains for such year.

(c) The proportionate share of each Unit of the amount of any distribution made pursuant to either or both of Sections 5.4(a) and (b) shall be determined by dividing such amount by the number of issued and outstanding Units on the applicable record date in respect of a distribution pursuant to Section 5.4(a) and on December 31 in respect of a distribution pursuant to Section 5.4(b). Each holder of Units' share of the amount of any such distribution shall be an amount equal to the proportionate share of each Unit of such

amount multiplied by the number of Units owned of record by each such holder of Units on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts which are payable to holders of Units pursuant to either Section 5.4(a) or (b) shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Section 5.4(a) or December 31 in the applicable year in respect of a distribution pursuant to Section 5.4(b).

5.5 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustee in each year shall make designations in respect of the amounts payable to holders of Units for such amounts that the Trustee considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the FCT Trust in the year on shares of taxable Canadian corporations (or designated in respect of the FCT Trust where the FCT Trust is a beneficiary of another trust), net capital gains realized by the FCT Trust in the year (or designated in respect of the FCT Trust where the FCT Trust is a beneficiary of another trust) and foreign source income of the FCT Trust for the year, as well as elect under Subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the FCT Trust, rather than to such Unitholders. Distributions payable to holders of Units pursuant to this Article 5 shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustee shall, in its absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the FCT Trust which are encompassed in such distribution. Without limiting the generality of the foregoing and in addition to the distributions which are made payable to holders of Units, the Trustee may designate any capital gain realized by the FCT Trust as a result of the redemption of Units pursuant to Section 6.4 to the redeeming Unitholders in accordance with that Section 6.4.

5.6 Enforceability of Right to Receive Distributions

For greater certainty, it is hereby declared that each holder of Units shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is payable to such Unitholder pursuant to this Article 5.

5.7 Method of Payment of Distributions

(a) Where the Trustee determines that the FCT Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which is payable pursuant to this Article 5 on the due date for such payment, the payment may, at the option of the Trustee, include the issuance of additional Units (or fractions of Units) or FCT Notes if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustee to be available for the payment of such distribution.

(b) The value of each Unit or Note which is issued pursuant to Section 5.7(a) shall be, in the case of the Units, the Redemption Price and, in the case of the FCT Notes, the Redemption Amount (as defined in the FCT Note Indenture).

5.8 Withholding Taxes

The Trustee may deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution.

5.9 Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article 5 which is defined in the Tax Act shall have for the purposes of this Article 5 the meaning that it has in the Tax Act.

5.10 Additional Distributions

Notwithstanding the foregoing, for so long as there is only one Unitholder of the FCT Trust, the Trustee may make distributions to Unitholders on such basis as the Trustee may determine from time to time.

ARTICLE 6
REDEMPTION OF UNITS

6.1 Right of Redemption

(a) Provided that the Trustee determines, in its sole discretion, and provides written notice to Unitholders of the Trustee's determination to allow Unitholders to redeem Units, each holder of Units shall be entitled, upon meeting the terms and conditions to exercise such right (including time period(s)) specified in the written notice, to require the FCT Trust to redeem all or any part of the Units registered in the name of such Unitholder at the prices determined and payable in accordance with the terms and conditions hereinafter provided.

(b) For greater certainty, the Trustee may not, for any reason, determine to allow Unitholders to redeem Units except as aforesaid, which determination shall be a condition precedent to any entitlement to a right of redemption.

6.2 Exercise of Redemption Right

(a) To exercise the right of a holder of Units to require redemption of Units under this Article 6, a duly completed and properly executed notice requesting that the FCT Trust redeem Units, in a form reasonably acceptable to the Trustee, specifying the number of Units to be so redeemed, shall be sent by the holder of Units to the FCT Trust at the head office of the FCT Trust, together with the Unit Certificates representing the Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee and is accompanied by any further evidence that the Trustee may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the FCT Trust of the notice to redeem Units together with the Unit Certificates representing the Units to be redeemed, the holder of Units shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as provided for herein) including the right to receive any distributions thereon which are declared payable to the holders of Units of record on a date which is subsequent to the day of receipt by the FCT Trust of such notice. Units shall be considered to be tendered for redemption on the date that the FCT Trust has, to its satisfaction, received the notice and other required documents or evidence as aforesaid.

(c) Subject to Section 6.9, the FCT Trust shall also be entitled to call for redemption, at any time, all or part of the outstanding Units registered in the name of holders other than Focus at the Redemption Price specified in Section 6.3 for each Unit called for redemption, calculated with reference to the date the Trustee approved the redemption of the said Units.

6.3 Cash Redemption

Subject to Section 6.4, upon receipt by the FCT Trust of the notice to redeem Units in accordance with Section 6.2 together with the Unit Certificates representing the Units to be redeemed, the holder of the Units tendered for redemption shall be entitled to receive a price per Unit (hereinafter called the "**Redemption Price**") equal to:

$$\frac{(A \times B) - C}{D}$$

where:

A = the cash redemption price per unit of Focus calculated as of the close of business on the date the Units were so tendered for redemption by a Unitholder;

B = the aggregate number of units of Focus outstanding as of the close of business on the date the Units were so tendered for redemption by a Unitholder;

C = the aggregate unpaid principal amount and accrued interest thereon of any indebtedness held by or owed to Focus (including the FCT Notes) and the fair market value of any other assets or investments held by Focus (other than Units) as of the close of business on the date the Units were so tendered for redemption by a Unitholder; and

D = the aggregate number of Units outstanding as of the close of business on the date the Units were so tendered for redemption by a Unitholder.

6.4 In Specie Redemption

The Trustee may, in its discretion, pay some or all of the Redemption Price per Unit to the holders of Units to be redeemed, subject to receipt of all necessary regulatory approvals (which the FCT Trust shall use reasonable commercial efforts to obtain forthwith), by way of a distribution of Series 2 Notes with an aggregate value (as determined by the Trustee) equal to the aggregate Redemption Price payable.

6.5 Payment of Redemption Price

The Redemption Price payable in respect of the Units tendered or called for redemption shall be paid:

(a) in the case of Units tendered for redemption by a Unitholder pursuant to Section 6.2, at the option of the Trustee, (i) in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the Unitholder whose Units are to be redeemed, (ii) by the issuance to or to the order of the Unitholder whose Units are to be redeemed of such aggregate amount of Series 2 Notes as is equal to the aggregate Redemption Price payable to such Unitholder rounded down to the nearest $10, with the balance of any such aggregate Redemption Price not paid in Series 2 Notes to be paid in immediately available funds by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of such Unitholder, or (iii) by any combination of payment in immediately available funds, drawn on a Canadian chartered bank or trust company in lawful money of Canada, and Series 2 Notes as the Trustee shall determine in its discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Units were so tendered for redemption; provided, however, that a Unitholder whose Units are to be redeemed may elect, at any time prior to the payment of the Redemption Price, to receive Series 2 Notes, pursuant to clause (ii) above in this Section 6.5(a), in the place of all or part of a payment pursuant to clause (i) or (iii) above in this Section 6.5(a) of the cash otherwise payable, the amount of such Series 2 Notes payable to be equal to the amount of cash otherwise payable, rounded down to the nearest $10; and

(b) in the case of Units called for redemption by the FCT Trust pursuant to Section 6.2(c), in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the Unitholder whose Units are to be redeemed, such payment to be made upon presentation and surrender of the Units so called for redemption at the head office of the FCT Trust or at such other place as may be specified in the notice calling such Units for redemption.

Payments made by the FCT Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque or Series 2 Notes or both (as the case may be), in a postage prepaid envelope addressed to the former Unitholder and/or any party having a security interest unless such cheque is dishonoured upon presentment. Upon such payment, the FCT Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed to the extent of the amount of such cheque and/or Series 2 Notes.

6.6 Purchase for Cancellation

The FCT Trust may from time to time purchase for cash or by the issuance of Series 2 Notes for cancellation some or all of the Units (or other securities of the FCT Trust which may be issued and outstanding from time to time) in the market, by private agreement or pursuant to tenders received by the FCT Trust, provided in each case the Trustee has determined such purchases are in the best interests of the FCT Trust.

6.7 Cancellation of all Redeemed or Purchased Trust Units

All Units which are redeemed or purchased for cancellation under this Article 6 shall be cancelled and such Units shall no longer be outstanding and shall not be reissued.

6.8 Withholdings by the Trustee

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 6 all amounts required by applicable law to be so withheld.

6.9 Redemption Restriction

The Trustee shall only be entitled to redeem one or more Units at the request of a Unitholder pursuant to Section 6.1 or on its own initiative pursuant to Section 6.2(c) if, following the redemption, there remains at least one Unit issued and outstanding. In the event there is only one Unit issued and outstanding, the Trustee shall not be entitled to redeem that Unit pursuant to either of such provisions.

ARTICLE 7
THE TRUSTEE

7.1 Number and Term

There shall be one Trustee. The Initial Trustee is hereby appointed as the Trustee commencing on the date hereof. The term of office of the Trustee shall continue until the earlier of the date of the termination of the FCT Trust, the effective date of the Trustee's resignation in accordance with Section 7.3, the effective date of the removal of the Trustee by the Unitholders in accordance with Section 7.3 or the effective date of the removal of the Trustee by the Trustee in accordance with Section 7.3.

7.2 Qualifications of Trustee

The Trustee shall be a body corporate which shall at all times during which it is the Trustee:

(a) be incorporated under the laws of Canada or a province thereof; and

(b) be resident in Canada for the purposes of the Tax Act.

7.3 Resignation and Removal of the Trustee

The Trustee may resign its trust hereunder by giving to the Initial Unitholder thirty (30) days written notice. The Trustee may be removed at any time with or without cause by resolution approved by a majority of the votes cast at a meeting of Unitholders or as shall be made by resolution in writing in the manner set out in Section 11.11. The Trustee may also be removed at any time by the Initial Unitholder by notice in writing to the Trustee if, at any time:

(a) the Trustee no longer satisfies all the requirements of Section 7.2;

(b) the Trustee shall be declared bankrupt or insolvent or shall enter into liquidation, whether compulsory or voluntary, to wind-up its affairs;

(c) the assets of the Trustee, or a substantial part thereof, shall otherwise become subject to seizure or confiscation; or

(d) the Trustee shall otherwise become incapable of performing its responsibilities under this Declaration of FCT Trust.

Any such resignation or removal shall take effect on the earlier of: (i) 30 days after (A) the date written notice of such resignation is duly given, (B) a resolution to remove the Trustee is approved by a majority of the votes cast at a meeting of Unitholders or as shall be made by resolution in writing in the manner set out in Section 11.11, or (C) such notice of the Initial Unitholder is given, as the case may be; and (ii) the date a successor Trustee is appointed. If no successor Trustee has been appointed within 10 days of such notice of resignation or resolution or notice of the Initial Unitholder, as the case may be, any Unitholder or any other interested person may apply to a court of competent jurisdiction for the appointment of a successor.

7.4 Consequences of Resignation or Removal

Upon the resignation or removal of the Trustee, or the Trustee otherwise ceasing to be the Trustee, it shall:

(a) cease to have rights, privileges, powers and authorities of the Trustee hereunder;

(b) execute and deliver such documents as the Initial Unitholder shall reasonably require for the conveyance of any FCT Trust Assets held in the Trustee's name; and

(c) account to Unitholders for all property which the Trustee holds as Trustee.

Upon the Trustee ceasing to hold office as such hereunder, the Trustee shall cease to be a party (as Trustee) to this Declaration of Trust; provided, however, that such Trustee shall continue to be entitled to be paid any amounts owing by the FCT Trust to the Trustee and to the benefits of the indemnity provided in Section 8.8 which accrued prior to its vacation of the office of Trustee.

7.5 Appointment of the Trustee

The appointment of a Trustee to replace an Trustee resigning or being removed shall be by resolution approved by a majority of the votes cast at a meeting of Unitholders or shall be made by resolution in writing in the manner set out in Section 11.11, failing which a replacement Trustee may be appointed by the court pursuant to Section 7.3. The appointment of such an Trustee shall not become effective unless and until such person has, either before or after such election or appointment, executed and delivered to the FCT Trust an acceptance substantially as follows:

"To: **Focus Commercial Trust**

The undersigned hereby accepts the appointment to act as the Trustee of the FCT Trust and hereby agrees, upon the later of the date of this acceptance and the date of the undersigned's appointment as the Trustee of the FCT Trust, to thereby become a party, as the Trustee, to the Declaration of Trust dated as of May •, 2006, as from time to time amended, supplemented or restated, constituting the FCT Trust.

Dated: ______________, ____________

____

[Print Name]

____

[Signature]"

Upon the later of a person being appointed the Trustee hereunder and executing and delivering to the FCT Trust an acceptance substantially as set forth above, such person shall become the Trustee hereunder and shall be deemed to be a party (as the Trustee) to this Declaration of Trust.

7.6 Vacancies

No vacancy of the office of the Trustee shall operate to annul this Declaration of Trust or affect the continuity of the FCT Trust.

7.7 Successor and Additional Trustee

The rights of the Trustee to control and exclusively administer the FCT Trust and to have the title to the FCT Trust Assets and all other rights of the Trustee at law shall vest automatically in any person who may hereafter become the Trustee upon its due appointment and qualification without any further act and it shall thereupon have all the rights, privileges, powers, obligations and immunities of the Trustee hereunder. Such rights shall vest in the Trustee whether or not conveyancing or transfer documents have been executed and delivered pursuant to Section 7.3 or otherwise.

7.8 Compensation, Other Remuneration and Expenses

The Trustee shall be entitled to receive for its services as Trustee such reasonable compensation as shall be standard in the industry and the Trustee, as well as reimbursement of the Trustee's out-of-pocket expenses incurred in acting as the Trustee. The Trustee shall have a lien on the FCT Trust Assets (which shall have priority over the interests of Unitholders pursuant hereto) to enforce payment of fees, costs and expenses and other amounts payable or reimbursable by the FCT Trust to the Trustee. The Trustee, either directly or indirectly, shall also be entitled to receive remuneration for services rendered to the FCT Trust in any other capacity. Such services may include, without limitation, services as the transfer agent of the FCT Trust.

7.9 Validity of Acts

Any act of a Trustee is valid notwithstanding any irregularity in the appointment of the Trustee or a defect in the qualifications of the Trustee.

ARTICLE 8
CONCERNING THE TRUSTEE

8.1 Powers of the Trustee

(a) The Trustee, subject to the specific limitations contained in this Declaration of Trust, shall have, without further or other action or consent, and free from any power or control on the part of the Unitholders, full, absolute and exclusive power, control and authority over the FCT Trust Assets and over the affairs of the FCT Trust to the same extent as if the Trustee were the sole and absolute beneficial owner of the FCT Trust Assets in its own right, to do all such acts and things as in its sole judgment and discretion are necessary or incidental to, or desirable for, carrying out the trust created hereunder.

(b) In construing the provisions of this Declaration of Trust, presumption shall be in favour of the granted powers and authority to the Trustee. The enumeration of any specific power or authority herein (including pursuant to Section 8.2) shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustee.

(c) To the maximum extent permitted by applicable law, the Trustee shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees. The responsibilities of the Trustee hereunder are, however, limited to those specific powers granted to it (subject to delegations made

hereunder and the Trustee has no obligations to Unitholders beyond the obligations specifically set out herein.

(d) Without limiting the foregoing the Trustee is authorized to delegate to an Administrator the power, authority and responsibility for doing any and all of the matters referred to therein, in its sole discretion.

(e) The Trustee is hereby authorized to enter into, in its capacity as trustee on behalf of the FCT Trust, the limited partnership agreement of Focus LP to be dated as of June 21, 2006 and the Support Agreement.

8.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Declaration of Trust or contracts or obligations of the Trustee or the FCT Trust and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee without any action or consent by the Unitholders shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by the Trustee in such manner and upon such terms and conditions as it may from time to time determine proper including the powers and authorities to do the following or to cause the same to be done:

(a) supervise the activities and manage the investments and conduct the affairs of the FCT Trust;

(b) maintain records and provide reports to Unitholders;

(c) collect, sue for and receive all sums of money due to the FCT Trust;

(d) to declare and effect payment of distributions to the holders of Units as provided in Article 5;

(e) issue, redeem, make payments in respect of and otherwise deal with the FCT Notes in the manner provided for in the FCT Note Indenture;

(f) invest funds of the FCT Trust as provided in Article 4;

(g) ensure that the limitations with respect to the issue to, holding by or transfer to a Non-Resident of Units as provided by Section 12.4 are complied with;

(h) possess and exercise all the rights, powers and privileges pertaining to the ownership of the limited partnership units of Focus LP, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(i) where reasonably required, engage or employ on behalf of the FCT Trust any persons as agents, representatives, administrators, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(j) except as prohibited by law, delegate any of the powers and duties of the Trustee to any one or more agents, representatives, administrators, officers, employees, independent contractors or other persons (including but not limited to the General Partner) without liability to the Trustee, except as provided in this Declaration of Trust;

(k) engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the FCT Trust, the FCT Trust Assets or the FCT Trust's affairs, to enter into agreements therefor,

whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(l) arrange for insurance contracts and policies insuring the FCT Trust, the FCT Trust Assets, the business of the FCT Trust and/or any or all of the Trustee or the Unitholders, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the FCT Trust or by the Trustee or Unitholders;

(m) cause legal title to any of the FCT Trust Assets to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the FCT Trust or any other custodian or person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the FCT Trust or the Trustee is interested therein; provided, however, that should legal title to any of the FCT Trust Assets be held by and/or in the name of any person or persons other than the Trustee or the FCT Trust, the Trustee shall require such person or persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the FCT Trust;

(n) issue Units, FCT Notes or other securities, for such consideration as the Trustee may deem appropriate in its sole discretion, such issuance to be subject to the terms and conditions of this Declaration of Trust;

(o) provide, and comply with, undertakings to securities regulatory authorities required to be given in connection with public offerings of Focus Units;

(p) enter into or perform the obligations of the FCT Trust under and in respect of any and all agreements to which the FCT Trust becomes a party including, but not limited to the Arrangement Agreement, the FCT Note Indenture, the Support Agreement and the limited partnership agreement for Focus LP;

(q) in addition to the mandatory indemnification provided for in Section 8.8, to the extent permitted by law to indemnify, or enter into agreements with respect to the indemnification of, any person with whom the FCT Trust has dealings including, without limitation, the Trustee;

(r) with the approval or confirmation of Unitholders, enact and from time to time adopt, amend or repeal by-laws not inconsistent with this Declaration of Trust containing provisions relating to the FCT Trust, the FCT Trust Assets and the conduct of the affairs of the FCT Trust;

(s) without limit as to amount, to issue any type of debt securities or convertible debt securities and borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the FCT Trust or to finance other expenses incurred in connection with the FCT Trust and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to the FCT Trust or in FCT Trust Assets or engage in any other means of financing the FCT Trust;

(t) pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustee in connection with the FCT Trust Assets, or undertaking or income of the FCT Trust, or imposed upon or against the FCT Trust Assets, or undertaking or income of the FCT Trust, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Income of the Trust or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustee will seek the advice of the FCT Trust's Counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustee in its sole discretion to be necessary, desirable or convenient;

(u) guarantee the obligations of any of the FCT Subsidiaries pursuant to any debt for borrowed money or other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities issued by such entity and other property owned by the FCT Trust as security for such guarantee;

(v) grant security, in any form, over any or all of the FCT Trust Assets to secure any or all of the obligations of the FCT Trust; and

(w) do all such other acts and things as are incidental to the foregoing, and exercise all powers which are necessary or useful to carry on the purpose and activities of the FCT Trust, to promote any of the purposes for which the FCT Trust is formed and to carry out the provisions of this Declaration of Trust.

The Trustee shall, except as may be prohibited by law, have the right to delegate authority for the above-referenced matters to a manager or administrator where the Trustee determines in its sole discretion that such delegation is desirable to effect the administration of the duties of the Trustee under the Declaration of Trust.

8.3 Securities Held by the Trust

Subject to the provisions hereof, the securities held from time to time by the Trustee as part of the FCT Trust Assets may be voted by the Trustee, in such manner as the Trustee considers appropriate, its sole discretion, at any and all meetings of limited partners of Focus LP.

8.4 Restrictions on Trustee's Powers

(a) Notwithstanding Section 8.2, the Trustee may not under any circumstances whatsoever: vote the FCT Trust's securities of Focus LP; or cause Focus LP to vote its securities of FCT Subsidiaries, to authorize:

(i) any sale, lease or other disposition of all or substantially all of the assets of Focus LP or any FCT Subsidairy, except in conjunction with an internal reorganization or a pledge in accordance with Section 8.2(s);

(ii) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving Focus LP or any FCT Subsidiary, except in conjunction with an internal reorganization; or

(iii) the winding-up, liquidation or dissolution of any FCT Subsidiary, or (unless all of such limited partnership interests therein are owned directly or indirectly by Focus) Focus LP, prior to the end of the term of the FCT Trust or Focus;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders duly called for that purpose.

(b) Except as part of an internal reorganization of the direct or indirect assets of the FCT Trust as a result of which the FCT Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization, the Trustee shall have no power to sell all or substantially all of its assets or cause any subsidiary to sell all or substantially all of the direct or indirect assets of Focus, in each case in a single transaction or a series of related transactions, except with the approval of the Unitholders by Special Resolution.

8.5 Banking

The banking activities of the FCT Trust, or any part thereof, including, without limitation, the operation of the FCT Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the FCT Trust; the execution of any agreement relating to any property of the FCT Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the FCT Trust's behalf to facilitate such banking activities, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustee may designate, appoint or

authorize from time to time and shall be transacted on the FCT Trust's behalf by one or more officers of the FCT Trust or such Persons as the Trustee may designate, appoint or authorize from time to time.

8.6 Standard of Care and Duties

The Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly and in good faith with a view to the best interests of the FCT Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Unless otherwise required by law, the Trustee shall not be required to give bond surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee shall not be required to devote its entire time to the investments or business or affairs of the FCT Trust.

8.7 Limitations on Liability of Trustee

(a) Except in the event of a breach of the standard of care, diligence and skill set forth in Section 8.6, the Trustee, its directors, officers, shareholders and agents shall not be liable to any Unitholder or any other person for any action taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, the FCT Trust incurred by reason of the sale of any security; for the loss or disposition of monies or securities; or for any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by an administrator appointed by the Trustee hereunder, if any, to perform obligations under this Indenture or any other contract or pay monies owed to the FCT Trust. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under this Declaration of Trust, the Trustee may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the standard of care, diligence and skill set out in Section 8.6, the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

(b) Subject to the standard of care set forth in Section 8.6, none of the Trustee nor any officer, director, employee, shareholder or agent thereof shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with FCT Trust Assets or the affairs of the FCT Trust, including, without limitation, in respect of any loss or diminution in value of any FCT Trust Assets to the FCT Trust or to the Unitholders or to any other person for anything done or permitted to be done by the Trustee. The Trustee shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the FCT Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect of the affairs of the FCT Trust. No property or assets of the Trustee, owned in its personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustee in its personal capacity. The FCT Trust shall be solely liable therefor and resort shall be had solely to the FCT Trust Assets for payment or performance thereof.

8.8 Indemnification of Trustee

The Trustee and each former Trustee and each of their respective directors, officers, agents, shareholders and employees (each an "**Indemnified Party**") shall be entitled to be and shall be indemnified and reimbursed out of the FCT Trust Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon such Indemnified Party in consequence of its performance of its duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which such Indemnified Party is made a party by reason of being or having been a Trustee or, at the request of the FCT Trust, a trustee, director or officer of any FCT Subsidiary and all other expenses and liabilities sustained or incurred by an Indemnified Party in respect of the administration or termination of the FCT Trust unless any of the foregoing arises principally and directly out of the gross negligence, wilful misconduct or fraud of the applicable Indemnified Party. An Indemnified Party shall not be entitled to satisfy any right of indemnity or reimbursement

granted herein, or otherwise existing under law, except out of the FCT Trust Assets, and no Unitholder or other Trustee or former Trustee shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

8.9 Apparent Authority

No person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purported to be made by the Trustee or by such officer, employee or agent or to make any inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the FCT Trust Assets and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the FCT Trust.

8.10 Conditions Precedent

The obligation of the Trustee to commence or continue any act, action, suit or proceeding or to represent the FCT Trust in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustee from the FCT Trust Assets to commence or continue such act, action, suit or proceeding or to represent the FCT Trust in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Declaration of Trust shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of its duties or in the exercise of any of its rights or powers unless it is given an indemnity and funding satisfactory to the Trustee, acting reasonably.

8.11 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Declaration of Trust shall survive the termination of this Declaration of Trust under Article 13 and the removal or resignation of the Trustee under Article 7.

8.12 Trustee May Have Other Interests

Subject to applicable laws and the qualifications of Trustee provided in Section 7.2, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Declaration of Trust, the Trustee is hereby expressly permitted to:

(a) be an associate or an affiliate of a person from or to whom assets of the FCT Trust have been or are to be purchased or sold;

(b) be, or be an associate or an affiliate of, a person with whom the FCT Trust or any FCT Subsidiary contracts or deals or which supplies services to the FCT Trust or any FCT Subsidiary;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the FCT Trust Assets, even if such assets are of a character which could be held by the FCT Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the FCT Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this

Section 8.12 without being liable to the FCT Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

8.13 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an affiliate of the Trustee, or deposited for safekeeping with any such bank.

ARTICLE 9
MANAGEMENT OF THE TRUST

9.1 Delegation

Except as otherwise provided herein or as expressly prohibited by applicable law, the Trustee may grant or delegate to the General Partner or any other Person (an "**Administrator**") such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to an Administrator to administer and manage the day-to-day operations of the FCT Trust, to act as agent for the FCT Trust, to execute documents on behalf of the FCT Trust and to make decisions which conform to general policies and general principles set forth herein or established by the Trustee. Any such Administrator shall have the powers and duties expressly provided for by such delegation, including the power to further delegate administration of the FCT Trust, provided that no further delegation shall be effective until such Person shall have notified the Trustee of the name of the person or persons to whom such further delegation is made and the terms and conditions thereof. The Trustee may enter into a contract with an Administrator relating to the Administrator's authority, term of appointment, compensation and any other matters deemed desirable by the Trustee. The Trustee is authorized to, and may, enter into an administration agreement with such Administrator to that effect.

9.2 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters (if any) delegated to an Administrator from time to time, and the Trustee, in relying upon an Administrator shall have no duty to supervise such Administrator and shall be deemed to have complied with its obligations under Section 8.6 and shall be entitled to the benefit of the indemnity provided in Section 8.8.

9.3 Performance of Obligations

In the event that an Administrator appointed to act as such by the Trustee becomes unable or unwilling to perform its obligations under any administration agreement, the Trustee shall either perform all obligations of the administrator thereunder or shall be entitled to engage another person that is duly qualified to perform such obligations.

ARTICLE 10
AMENDMENT

10.1 Amendment

The provisions of this Declaration of Trust, except where specifically provided otherwise, may only be amended by Special Resolution (provided that Focus, as Unitholder, proceeds in accordance with the Focus Trust

Indenture); provided that the provisions of this Declaration of Trust may be amended by the Trustee without the consent, approval or ratification of the Unitholders or any other person at any time:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustee or the FCT Trust;

(b) in a manner which, in the written opinion of counsel to the Trustee, provide additional protection for the Unitholders;

(c) to remove any conflicts or inconsistencies in this Declaration of Trust or to make minor corrections which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders;

(d) in a manner which, in the opinion of the Trustee, are necessary or desirable as a result of changes in Canadian taxation laws; or

(e) to change the *situs* of, or the laws governing, the FCT Trust which in the opinion of the Trustees is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability;

but notwithstanding the foregoing, no such amendment shall modify the voting rights of any Unit or reduce the fractional undivided interest in the FCT Trust Assets represented by any Unit without the consent of the holder of such Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of this Section 10.1 without the consent of the holders of all of the Units then outstanding.

10.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to Section 10.1, and in any event within 30 days of such amendment, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.

10.3 Amendments Prior to the Effective Date

Notwithstanding Sections 11.5 and 14.1, on or before the Effective Date, the Trustee shall execute and deliver such indentures or instruments supplemental hereto or in restatements hereof, which may add to, delete, amend, vary or change any of the provisions hereof, as it considers necessary to give proper effect to the intent and purpose of the Arrangement.

ARTICLE 11
MEETINGS OF UNITHOLDERS

11.1 Annual and Special Meetings of Unitholders

(a) Annual meetings of the Unitholders shall be called, commencing in 2006, on a day on or before June 30 in each year, at a time and at a place in Canada set by the Trustee. The business transacted at such meetings shall include the appointment of Auditors for the ensuing year in accordance with Article 16, and the transaction of such other business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 11 or as the Trustee may determine or as may be properly brought before the meeting.

(b) Special meetings of the Unitholders may be called at any time and for any purpose by the Trustee.

(c) Unitholders holding in the aggregate not less than 5% of all votes entitled to be voted at a meeting of Unitholders may requisition the Trustee to call a special meeting of Unitholders for the purposes stated in the requisition. The requisition shall (A) be in writing, (B) set forth the name and address of, and number of Units (and votes attached thereto which, in the aggregate, must not be less than 5% of all votes entitled to be voted at a meeting of Unitholders) held by, each person who is supporting the requisition, and (C) shall state in reasonable detail the business to be transacted at the meeting and shall be sent to the Trustee. Upon

receiving a requisition complying with the foregoing, the Trustee shall call a meeting of Unitholders to transact the business referred to in the requisition, unless:

(i) a record date for a meeting of Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Units are listed for trading (if any);

(ii) the Trustee has called a meeting of Unitholders and has given notice thereof pursuant to Section 11.2; or

(iii) in connection with the business as stated in the requisition:

(A) it clearly appears that a matter covered by the requisition is submitted by the Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the FCT Trust, the Trustee, an Administrator (or any associate or affiliate of such Administrator), the Unitholders or one or more of the FCT Subsidiaries, or primarily for the purpose of promoting general economic, political, religious, social or similar causes or primarily for a purpose that does not relate in a significant way to the business or affairs of the FCT Trust;

(B) the FCT Trust, at the Unitholder's request, had previously included a matter substantially the same as a matter covered by the requisition in an information circular relating to a meeting of Unitholders held within 30 months preceding the receipt of such requisition and the Unitholder failed to present the matter, in person or by proxy, at the meeting;

(C) substantially the same matter covered by the requisition was submitted to Unitholders in an information circular relating to a meeting of Unitholders held within 30 months preceding the receipt of such requisition and the matter covered by the requisition was defeated; or

(D) the rights conferred by this Section 11.1 are being abused to secure publicity.

(d) If the Trustee does not, within 21 days after receiving the requisition, call a meeting (except where the grounds for not calling the meeting are one or more of those set forth in subsection 11.1(c) above), any Unitholder who signed the requisition may call the meeting in accordance with the provisions of Article 11, *mutatis mutandis*.

(e) Meetings of Unitholders (other than annual meetings) shall be held in Calgary, Alberta, or at such other place as the Trustee shall designate.

(f) The chair of any annual or special meeting shall be a person designated by the Trustee for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as chair by a majority of the votes cast by Unitholders represented at the meeting instead of such designated person or in the event that no person shall be designated by the Trustee.

(g) The Trustee, officers of the Trustee of any Administrator, the Auditors and any other person approved by the Trustee, the chair of the meeting or by resolution passed by a majority of the votes cast by Unitholders represented at the meeting may attend meetings of the Unitholders.

(h) Any person entitled to attend a meeting of Unitholders may participate in the meeting, subject to and in accordance with applicable securities laws, if any, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the FCT Trust makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of this Declaration of Trust to be present at the meeting.

(i) If the Trustee or the Unitholders call a meeting of Unitholders pursuant to this Declaration of Trust, the Trustee or Unitholders, as the case may be, may determine that the meeting shall be held, subject to and in accordance with applicable securities laws, if any, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

11.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Unitholder at the Unitholder's last address on the books of the FCT Trust, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any Special Resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting, other than a meeting adjourned for lack of a quorum under Section 11.3, may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this Section 11.2, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

11.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of one or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5% of the votes attached to all outstanding Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 7 days later and to such place and time as may be appointed by the chair of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders then present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

11.4 Voting Rights of Unitholders

Only Unitholders of record shall be entitled to vote and each Unit shall entitle the holder or holders of that Unit on a poll vote at any meeting of Unitholders to the voting rights set out herein. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Units entitled to vote thereat may vote by proxy and a proxyholder need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Trustee or a transfer agent of the FCT Trust for verification at least 24 hours prior to the commencement of such meeting. When any Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

11.5 Resolutions Binding the Trust

Unitholders shall be entitled to pass resolutions that will bind the FCT Trust only with respect to the following matters:

(a) the removal or appointment of a Trustee as provided in Article 7;

(b) the appointment or removal of Auditors as provided in Article 6;

(c) amendments of this Declaration of Trust as provided in Section 10.1;

(d) the termination of the FCT Trust as provided in Section 13.2;

(e) the sale of all or substantially all of the FCT Trust Assets;

(f) the exercise of voting rights attached to the voting securities of Focus LP held by the FCT Trust as provided in Section 8.3; and

(g) the dissolution of the FCT Trust prior to the end of its term.

Except with respect to the above matters set out in this Section 11.5, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter on which Unitholder approval is required under this Declaration of Trust shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust and except for the matters set out in Sections 11.5(a), 11.5(b) and 11.5(f) above which matters may be dealt with by Ordinary Resolution.

11.6 Meaning of "Special Resolution"

(a) The expression "**Special Resolution**" when used in this Declaration of Trust means, subject to this Article 11, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article 11 and passed by the affirmative votes of the holders of votes attached to more than 66 2/3% of the Units represented at the meeting and voted on a poll upon such resolution.

(b) "**Ordinary Resolution**" when used in this Declaration of Trust means, subject to this Article 11, a resolution passed at a meeting of Unitholders (including an adjourned meeting) duly convened and held in accordance with this Article 11 and passed by the affirmative votes attached to more than 50% of the Units represented at the meeting and voted upon such resolutions.

(c) Votes on any resolution shall be by show of hands unless the Chair of the meeting or a Unitholder requests a poll.

11.7 Meaning of "Outstanding"

Every Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee or a transfer agent for the FCT Trust for cancellation provided that:

(a) when a new certificate has been issued in substitution for a Unit Certificate which has been lost, stolen, mutilated or destroyed, only the new certificates shall be counted for the purposes of determining the number of Units outstanding;

(b) for the purpose of any provision of this Declaration of Trust entitling holders of outstanding Units to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Units owned directly or indirectly, legally or equitably, by the FCT Trust or any FCT Subsidiary shall be disregarded, except that:

   (i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Units which the Trustee knows are so owned shall be so disregarded; and

(ii) Units so owned which have been pledged in good faith other than to the FCT Trust or any FCT Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Units in his or her discretion free from the control of the FCT Trust or any FCT Subsidicary; and

(c) for the purposes of Section 11.7(b), the FCT Trust shall provide a certificate which will state the number of Units and the certificate numbers of certificates, if certificates are issued, held by the FCT Trust or any FCT Subsidiary. The Trustee shall be entitled to rely on such certificate in order to disregard the votes of any of any such parties.

11.8 Record Date for Voting

For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 60 days and not less than 10 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though the Unitholder has since that time disposed of his or her Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 11.2.

11.9 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Declaration of Trust at a meeting of Unitholders shall be binding upon all the Unitholders, whether present at or absent from such meeting, and each Unitholder shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

11.10 Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders. The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, to the extent possible, with all provisions of the ABCA and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

11.11 Resolutions in Writing

Notwithstanding any other provision of this Declaration of Trust, a resolution in writing executed by Unitholders holding more than 66 2/3% votes attached to outstanding Units at any time shall be as valid and binding for all purposes of this Declaration of Trust as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 11.5 or 11.6 in favour of such resolution at a meeting of Unitholders duly called for the purpose.

11.12 No Breach

Notwithstanding any provision of this Declaration of Trust, Unitholders shall have no power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the FCT Trust in a manner which would constitute a breach or default by the FCT Trust or the Trustee under any agreement binding on or obligation of the FCT Trust or the Trustee.

ARTICLE 12
CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS

12.1 Unit Certificates

(a) Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustee.

(b) Unit Certificates shall be issuable only in fully registered form.

(c) The definitive form of the Unit Certificates shall:

(i) be in the English language;

(ii) be dated as of the date of issue thereof; and

(iii) contain such distinguishing letters and numbers as the Trustee shall prescribe.

(d) In the event that any Unit Certificate is translated into the French language and any provision of any Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Each Unit Certificate shall be signed on behalf of the Trustee. The signature of the Trustee required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually. If a Unit Certificate contains a printed or mechanically produced signature of any person, then the FCT Trust may issue the Unit Certificate even though the person has ceased to be a Trustee and such Unit Certificate is as valid as if the person continued to be a Trustee at the date of its issue.

12.2 Contents of Unit Certificates

(a) Until otherwise determined by the Trustee, each Unit Certificate shall legibly set forth on the face thereof, *inter alia*, the following:

(i) the name of the FCT Trust and the words "A trust created under the laws of Alberta by a Declaration of Trust dated as of June 21, 2006" or words of like effect;

(ii) the name of the person to whom the Unit Certificate is issued as Unitholder;

(iii) the number (and, if applicable, class) of Units represented thereby and whether or not the Units represented thereby are fully paid;

(iv) that the Units represented thereby are, subject to the provisions of this Declaration of Trust, transferable;

(v) "The Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Units represented thereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Trust" or words of like effect; and

(vi) "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

(b) Until otherwise determined by the Trustee, each such certificate shall legibly set forth on the face or the reverse side thereof, inter alia, the following:

(i) "The Declaration of Trust provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the FCT Trust or the obligations or the affairs of the FCT Trust and all such persons shall look solely to the assets of the FCT Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the FCT Trust only shall be subject to levy or execution", or words of like effect; and

(ii) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Units.

The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

12.3 Register of Unitholders

A register shall be kept at the offices of the FCT Trust or its designee in Calgary, Alberta, which register shall contain the names and addresses of the Unitholders, the respective numbers of Units held by them, the certificate numbers of certificates representing such Units and a record of all transfers and redemptions thereof. Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the FCT Trust as the owner of such Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Unit or any attempt to transfer, pledge or dispose of a Unit, whether or not the Trustee shall have actual or other notice thereof, until such Unit shall have been transferred on the register of the FCT Trust as herein provided.

12.4 Limitation on Non-Resident Ownership

Notwithstanding any other provision of this Declaration of Trust, no Unit may be issued to, held by or transferred to a Non-Resident.

12.5 Transfer of Units

(a) Notwithstanding any other provision of this Declaration of Trust, no transfer of any Unit shall be made without the consent of the Trustee, which consent may be withheld by the Trustee for any reason. Subject to the foregoing and the other provisions of this Article 12, Units shall be transferable on the register only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the FCT Trust of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee, and no transfer of Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register maintained by the Trustee or the FCT Trust. Upon such delivery the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Units shall be issued to the transferee and a new certificate for the balance of Units not transferred shall be issued to the transferor. Unless the Trustee agrees to assume liability for the transfer and exchange fees, the Unitholder shall be responsible for all such fees and expenses.

(b) Any person becoming entitled to any Units as a consequence of the death, bankruptcy or mental incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units and shall receive a new certificate therefor upon submission of the existing certificate for cancellation

and upon production of satisfactory evidence, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes whether or not notice of such death or other event has been given.

(c) Unit Certificates representing any number or class of Units may be exchanged without charge for Unit Certificates representing an equivalent number and class of Units in the aggregate. Any exchange of Unit Certificates may be made at the offices of the FCT Trust or any transfer agent of the FCT Trust where registers are maintained for Unit Certificates pursuant to the provisions of this Article 12. Any Unit Certificates tendered for exchange shall be surrendered to the Trustee and then shall be cancelled.

12.6 Units Held Jointly or in a Fiduciary Capacity

Except as herein provided, the Trustee may treat two or more persons holding any Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the FCT Trust, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

12.7 Performance of Trust

The Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

12.8 Lost Certificates

In the event that any Unit Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new certificate for the same number and class of Units in lieu thereof. The Trustee may in its sole discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated certificate and may require the applicant to supply to the FCT Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee or any transfer agent for the FCT Trust may direct indemnifying the FCT Trust for so doing.

The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Unit Certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the FCT Trust Assets with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Unit Certificate without further action or approval by the Trustee.

12.9 Death of a Unitholder

The death of a Unitholder during the continuance of the FCT Trust shall not terminate the FCT Trust or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the FCT Trust Assets, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Units in place of

the certificate held by the deceased Unitholder, if any, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

12.10 Unclaimed Distribution

In the event that the Trustee shall hold any distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such distributable amount so held, including interest earned thereon, if any, to the Public Guardian (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustee.

12.11 Power of Attorney

Each Unitholder hereby grants to the Trustee, its successors and assigns, a power of attorney constituting the Trustee with full power of substitution, as his true and lawful attorney to act on his behalf, with full power and authority in his name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(a) this Declaration of Trust, any amendment, supplement or restatement of this Declaration of Trust and any other instrument required or desirable to qualify, continue and keep in good standing the FCT Trust as a trust;

(b) any instrument, deed, agreement or document in connection with carrying on the affairs of the FCT Trust as authorized in this Declaration of Trust;

(c) all conveyances, transfers and other documents required in connection with the dissolution, liquidation or termination of the FCT Trust in accordance with the terms of this Declaration of Trust;

(d) any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the FCT Trust or of a Unitholder's interest in the FCT Trust; and

(e) any amendment to this Declaration of Trust which is authorized from time to time as contemplated by Article 10.

The Power of Attorney granted herein is, to the extent permitted by applicable law, irrevocable and will survive the assignment by the Unitholder of all or part of the Unitholder's interest in the FCT Trust and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

ARTICLE 13
TERMINATION

13.1 Term of Trust

Subject to the other provisions of this Declaration of Trust, the FCT Trust shall continue for a term ending on the earlier of June 21, 2050 and the date which is one day prior to the date, if any, the FCT Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. For the purpose of terminating the FCT Trust by such date, the Trustee shall commence to wind-up the affairs of the FCT Trust on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the FCT Trust.

13.2 Termination with the Approval of Unitholders

The Unitholders may vote by Special Resolution (provided that Focus, as Unitholder, proceeds in accordance with its declaration of trust) to terminate the FCT Trust at any meeting of Unitholders duly called by the Trustee for the purpose of considering the termination of the FCT Trust, following which the Trustee shall commence to wind-up the affairs of the FCT Trust. Such Special Resolution may contain such directions to the Trustee as the Unitholders determine, including a direction to distribute the FCT Trust Assets, *in specie* to holders of Units.

13.3 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the FCT Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the registers of Units of the FCT Trust shall be closed.

13.4 Powers of the Trustee Upon Termination

After the date on which the Trustee is required to commence to wind-up the affairs of the FCT Trust, the Trustee shall undertake no activities except for the purpose of winding-up the affairs of the FCT Trust as hereinafter provided and, for this purpose, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Declaration of Trust.

13.5 Sale of Investments

After the date referred to in Section 13.3, the Trustee shall proceed to wind-up the affairs of the FCT Trust as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 13.2, sell and convert into money the assets comprising the FCT Trust in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the FCT Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 13.2). If the Trustee is unable to sell all or any of the assets which comprise part of the FCT Trust by the date set for termination, the Trustee may, subject to obtaining all necessary regulatory approvals, distribute the remaining shares or other assets directly to the holders of Units in accordance with their pro rata interests. The Trustee shall have no liability for the amount received provided that it acts in good faith.

13.6 Distribution of Proceeds or Assets

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the FCT Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the assets forming part of the FCT Trust Assets among the holders of Units in accordance with their *pro rata* interests.

13.7 Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Units for cancellation within six months after the time specified in the notice referred to in Section 13.3, the Trustee shall give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of Units comprising such Units to receive their pro rata share of the remaining FCT Trust Assets, and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

13.8 Responsibility of the Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the FCT Trust Assets after the date referred to in Section 13.3 and, after such sale, the sole obligation of the Trustee under this Declaration of Trust shall be to hold such proceeds or assets in trust for distribution under Section 13.6.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.1 Provision for Supplemental Indentures for Certain Purposes

The Trustee may, without approval of the Unitholders and subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 10.1 where the Trustee may do so without the consent, approval or ratification of the Unitholders or any other person; and

(b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Units;

provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

ARTICLE 15
GENERAL

15.1 Notices

(a) Any notice or other document required to be given or sent to Unitholders under this Declaration of Trust shall be given or sent through ordinary post addressed to each registered holder at his or her last address appearing on the register. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by cable, telegram, telex, facsimile or other means of prepaid, transmitted or recorded communication.

(b) Any written notice or written communication given to the Trustee shall be addressed to the Trustee at FET Resources Ltd., 3300, 205-5th Avenue S.W., Calgary, Alberta T2P 2V7 (or such other address as the Trustee give written notice of to the Unitholders), and shall be deemed to have been given on the date of delivery or, if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by cable, telegram, telex, facsimile or other means of prepaid, transmitted or recorded communication.

15.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

15.3 Joint Holders

Service of a notice or document on any one of several joint holders of Units shall be deemed effective service on the other joint holders.

15.4 Service of Notice

Any notice or document sent to a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Units concerned.

15.5 Information Available to Unitholders

Each Unitholder shall have the right to obtain, on demand and without fee, from the head office of the FCT Trust a copy of this Declaration of Trust and any amendments thereto relating to Units held by that Unitholder.

15.6 Fiscal Year

Each fiscal year of the FCT Trust shall end on December 31 of such year.

15.7 Financial Disclosure

The FCT Trust will send to Unitholders:

(a) at least 21 days prior to the date of each annual meeting of Unitholders, the unaudited annual financial statements of the FCT Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any; and

(b) within 45 days after the end of each fiscal quarter of the FCT Trust (other than the fourth quarter of each year), unaudited quarterly financial statements of the FCT Trust for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any;

unless the Unitholders waive the requirement to receive said financial statements.

Such financial statements shall be prepared in accordance with Canadian generally accepted accounting principles as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements and the obligations to deliver such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements applicable by virtue of Focus' reporting issuer status or to the extent permitted by applicable securities regulatory authorities.

15.8 Unitholder Meeting Information

Prior to each meeting of Unitholders, the Trustee will provide to each Unitholder, together with the notice of the meeting all information required by either applicable law or by this Declaration of Trust.

15.9 Taxation Information

On or before the 90th day subsequent to December 31 in each calendar year, the FCT Trust will provide to Unitholders who received distributions from the FCT Trust in the prior calendar year, such information regarding the FCT Trust required by Canadian law to be submitted to Unitholders for income tax purposes to enable Unitholders to complete their tax returns in respect of the prior calendar year.

ARTICLE 16
AUDITORS

16.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Calgary, Alberta.

16.2 Appointment of Auditors

KPMG LLP are appointed as the auditor of the FCT Trust, to hold such office until the first annual meeting of the Unitholders. The Auditors will be selected at each succeeding annual meeting of Unitholders. The Auditors will receive such remuneration as may be approved by the Trustee from time to time.

16.3 Change of Auditors

The Auditors may at any time voluntarily resign or be removed by the Trustee with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, a new auditor may be appointed by a majority of votes cast by Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustee.

ARTICLE 17
MISCELLANEOUS

17.1 Counterparts

This Declaration of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

17.2 Severability

If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

17.3 Time of the Essence

Time shall be of the essence in this Declaration of Trust.

17.4 Governing Law

This Declaration of Trust and the Unit Certificates shall be construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the courts of Alberta.

17.5 Language

Les parties aux présentes ont exigés que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en la langue anglaise. The parties hereto have required that this Declaration of Trust and all documents and notices resulting herefrom be drawn up in English.

17.6 Limitation on Liability

The parties hereto acknowledge that FET Resources Ltd., as the Initial Unitholder, is entering into this Declaration of Trust solely in its capacity as Administrator on behalf of Focus and the obligations of Focus hereunder shall not be personally binding upon FET Resources Ltd. or any of the unitholders of Focus and that any recourse against Focus, FET Resources Ltd., or any unitholder of Focus in any manner in respect of any indebtedness, obligation or liability of the Focus arising hereunder or arising in connection herewith or from the matters to which this Declaration of Trust relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the "Trust Assets" as that term is defined in the Focus Trust Indenture.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed as of the date set out above.

FET RESOURCES LTD.

By: (signed) "*William D. Ostlund*"
Name: William D. Ostlund

By: (signed) "*Al Pickering*"
Name: Al Pickering

FOCUS ENERGY TRUST, by its Administrator, FET Resources Ltd.

By: (signed) "*William D. Ostlund*"
Name: William D. Ostlund

By: (signed) "*Al Pickering*"
Name: Al Pickering

EXCHANGEABLE SECURITIES PROVISIONS

PROVISIONS ATTACHING TO THE CLASS B UNITS AND CERTAIN PROVISIONS ATTACHING TO THE CLASS A UNITS

The Class B Units shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of these provisions:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), as from time to time amended, including the regulations from time to time promulgated thereunder;

(b) "**affiliate**" or "**associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

(c) "**applicable law**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

(d) "**Arrangement**" means the proposed arrangement, under section 193 of the ABCA, on the terms and conditions set forth in the Plan;

(e) "**Arrangement Agreement**" means the arrangement agreement dated as of April 23, 2006 among Focus, FET Acquisition Corp. and Profico Energy Management Ltd., as amended and restated on May 24, 2006, as from time to time further amended, supplemented or restated;

(f) "**Automatic Redemption**" has the meaning ascribed thereto in Section 8.1(b);

(g) "**Automatic Redemption Price**" has the meaning ascribed thereto in Section 8.1(b);

(h) "**Board of Directors**" means the board of directors of the General Partner;

(i) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

(j) "**Canadian Dollar Equivalent**" means in respect of an amount expressed in a currency other than Canadian dollars (the "**Foreign Currency Amount**") at any date the product obtained by multiplying the Foreign Currency Amount by the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose;

(k) "**Change of Law**" means any amendment to the Tax Act and other applicable provincial income tax laws that permits holders of Class B Units who are resident in Canada, who hold the Class B Units as capital property and deal at arm's length with Focus (all for the purposes of the Tax Act and other applicable provincial income tax laws) to exchange their Class B Units for Focus Units on a basis that will not require such holders to recognize any gain or loss in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws;

(l) "**Change of Residency Date**" has the meaning ascribed thereto in Section 8.1(a);

(m) **"Class A Units"** or **"FLP A Units"** means the Class A limited partnership units in FLP having the rights, privileges, restrictions and conditions set forth in the Limited Partnership Agreement;

(n) **"Class B Units"** or **"FLP B Units"** means the Class B limited partnership units in FLP having the rights, privileges, restrictions and conditions set forth in the Limited Partnership Agreement and these provisions;

(o) **"Class B Unit Consideration"** applicable on any date means, with respect to each Class B Unit, for any acquisition of, redemption of or distribution of assets of FLP in respect of, or purchase pursuant to, these provisions, the Support Agreement or the Voting and Exchange Trust Agreement, of such Class B Unit:

(i) one Focus Unit; plus

(ii) a cheque or cheques payable at par at any branch of the payor's bankers in the amount of all cash distributions declared and paid or (where the record date for determining the holders of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding cash loan was not made in respect of the Class B Unit; plus

(iii) all Focus Units (or fraction thereof) constituting distributions declared and paid or (where the record date for determining the holders of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding Subdivision of the Class B Unit was required to be but not made; plus

(iv) such other property constituting distributions declared and paid or (where the record date for determining the holders of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding non-cash loan was not made in respect of the Class B Unit;

provided that: (a) the part of the consideration which represents (i) and (iii) above shall be fully paid and satisfied by the delivery of the applicable number of Focus Units, such Focus Units to be duly issued, fully paid and non-assessable; (b) the part of the consideration which represents (iv) above shall be fully made and satisfied by delivery of such non-cash items; (c) any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (d) any such consideration shall be made less any tax required to be deducted and withheld therefrom and without interest;

(p) **"Class B Unit Price"** applicable on any date means, for each Class B Unit, an amount equal to the aggregate of:

(i) the Current Market Price on such date of one Focus Unit; plus

(ii) an amount equal to all cash distributions declared and paid or (where the record date for determining the holders of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding cash loan was not made in respect of the Class B Unit; plus

(iii) the Current Market Price on such date of all Focus Units (or fraction thereof) constituting distributions declared and paid or (where the record date for determining the holders of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding Subdivision of the Class B Unit was required to be but not made; plus

(iv) the full value of such other property constituting distributions declared and paid or (where the record date for determining the holders of Focus Units entitled to receive such distribution has occurred) declared and unpaid on a Focus Unit in respect of which a corresponding non-cash loan was not made in respect of the Class B Unit;

(q) **"Class B Unit Voting Event"** means any matter in respect of which holders of Class B Units are entitled to vote as unitholders of FLP, other than an Exempt Class B Unit Voting Event, and, for greater certainty, excluding any matter in respect of which holders of Class B Units are entitled to vote (or instruct the Voting and Exchange Trustee to vote) in their capacity as Beneficiaries under, and as that term is defined in, the Voting and Exchange Trust Agreement;

(r) **"Court"** means the Court of Queen's Bench of Alberta;

(s) **"Current Market Price"** means, in respect of a Focus Unit on any date, the per Focus Unit average of the closing sale price of a board lot of Focus Units on each trading day on which there was a closing sale price (and, in the event that there was no closing sale price on a given trading day, the closing sale price for such trading day shall be deemed to be the simple average of the highest bid price and the lowest ask price on such trading day), during a period of 20 consecutive trading days ending not more than three trading days before such date on the TSX, or, if Focus Units are not then quoted on the TSX, on such other stock exchange or automated quotation system on which Focus Units are listed or quoted, as the case may be, as may be selected by General Partner, acting reasonably, for such purpose; provided, however, that if Focus Units are not quoted on any stock exchange or automated quotation system, then the Current Market Price of a Focus Unit shall be determined by General Partner, acting reasonably, in good faith and in its sole discretion, and provided further that any such selection or determination by General Partner shall be conclusive and binding;

(t) **"Distribution Payment Date"** has the meaning ascribed thereto in the Focus Indenture;

(u) **"Effective Date"** means the date the Arrangement is effective under the ABCA;

(v) **"Effective Time"** means the time at which the articles of arrangement in respect of the Arrangement required under the ABCA are filed on the Effective Date;

(w) **"Exempt Class B Unit Voting Event"** means any matter in respect of which holders of Class B Units are entitled to vote as unitholders of FLP in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Class B Units, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Class B Units and Focus Units;

(x) **"FCT"** means Focus Commercial Trust, an unincorporated investment trust established under the laws of Alberta;

(y) **"FLP Special Voting Unit"** means a Special Voting Unit of Focus to be issued by Focus and deposited with the Voting and Exchange Trustee, which shall entitle, *inter alia*, the holders of Class B Units to such number of votes at meetings of holders of Focus Units as equals the number of Focus Units issuable from time to time on the redemption, retraction or exchange of those Class B Units;

(z) **"Focus"** means Focus Energy Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Focus Indenture;

(aa) **"Focus Indenture"** means the trust indenture of Focus dated as of July 15, 2002 among Valiant Trust Company and Storm Energy Inc., as from time to time amended, supplemented or restated;

(bb) **"Focus Units"** means a unit, other than a FLP Special Voting Unit, of Focus, each such unit representing an equal undivided beneficial interest therein;

(cc) **"General Partner"** means FET Management Ltd., a corporation incorporated pursuant to the ABCA, and each other person who becomes an additional or substituted General Partner pursuant to the terms and conditions of the Limited Partnership Agreement;

(dd) **"governmental authority"** includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

(ee) **"holder"** means, when used with reference to the Class B Units, a holder of Class B Units shown from time to time in the register maintained by or on behalf of FLP in respect of the Class B Units;

(ff) **"Insolvency Event"** means any admission in writing of the General Partner of the inability of FLP to pay its debts as they become due in the ordinary course of business;

(gg) **"Limited Partners"** means the persons who from time to time hold Class A Units or Class B Units;

(hh) **"Limited Partnership Agreement"** means the Focus Limited Partnership limited partnership agreement dated as of •, 2006, among the General Partner, FCT and each person who from time to time is accepted as and becomes a limited partner pursuant thereto, to which these provisions are attached as a Schedule, as from time to time amended, supplemented or restated;

(ii) **"Liquidation Amount"** has the meaning ascribed thereto in Section 5.1;

(jj) **"Liquidation Call Right"** has the meaning ascribed thereto in Section 10.1;

(kk) **"Liquidation Date"** has the meaning ascribed thereto in Section 5.1;

(ll) **"Non-Resident"** means: (i) a person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for the purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

(mm) **"Partners"** means, collectively, the Limited Partners and the General Partner, and **"Partner"** means any one of the Partners;

(nn) **"Partnership"** means the limited partnership formed pursuant to the Limited Partnership Agreement;

(oo) **"person"** includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

(pp) **"Plan"** means the plan of arrangement under Section 193 of the ABCA as set forth in the Arrangement Agreement, as from time to time amended, supplemented or restated in accordance with the terms thereof;

(qq) **"Redemption Date"** means the date, if any, established by the Board of Directors for the redemption by FLP of all but not less than all of the outstanding Class B Units (other than Class B Units held by Focus or its affiliates) pursuant to Article 7, which date shall be no earlier than January 8, 2017, unless:

(i) there are less than one million Class B Units outstanding (other than Class B Units held by Focus or its affiliates), such number to be adjusted as determined by the Board of Directors, in good faith and in its sole discretion, to give effect to any subdivision, consolidation or distribution in specie of the Class B Units, any issue or distribution of rights, options or warrants to acquire Class B Units (or securities exchangeable for or convertible into or carrying rights to acquire Class B Units), any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Class B Units, in which case the redemption date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the Class B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(ii) a Trust Control Transaction occurs, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Class B Units in connection with such a Trust Control Transaction and that the redemption of all but not less than all of the outstanding Class B Units is necessary to enable the completion of such Trust Control Transaction in accordance with its terms, the redemption date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the Class B Units and to the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(iii) a Change of Law occurs, in which case the redemption date shall be the Business Day determined by the Board of Directors and the Board of Directors shall give such number of days' prior written notice to the registered holders of the Class B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(iv) a Class B Unit Voting Event is proposed, in which case, provided that the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Class B Unit Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, the redemption date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Class B Units to consider the Class B Unit Voting Event and the Board of Directors shall give such number of days' prior written notice of such redemption to the registered holders of the Class B Units and the Voting and Exchange Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances; or

(v) an Exempt Class B Unit Voting Event is proposed and the holders of the Class B Units fail to take the necessary action at a meeting or other vote of holders of Class B Units, to approve or disapprove, as applicable, the Exempt Class B Unit Voting Event, in which case the redemption date shall be the Business Day following the day on which the holders of the Class B Units fail to take such action,

provided, however, that the accidental failure or omission to give any notice of redemption under clauses (i), (ii) or (iii) above to any of such holders of Class B Units shall not affect the validity of any such redemption;

(rr) "**Redemption Price**" has the meaning ascribed thereto in Section 7.1;

(ss) "**Retracted Units**" has the meaning ascribed thereto in Section 6.1(a)(i);

(tt) "**Retraction Date**" has the meaning ascribed thereto in Section 6.1(a)(ii);

(uu) **"Retraction Price"** has the meaning ascribed thereto in Section 6.1;

(vv) **"Retraction Request"** has the meaning ascribed thereto in Section 6.1(a);

(ww) **"Securities Act"** means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time;

(xx) **"Subdivision"** has the meaning ascribed thereto in Section 3.2;

(yy) **"Support Agreement"** means the support agreement to be entered into on the Effective Date among Focus, FCT, FLP and the General Partner, as from time to time amended, supplemented or restated;

(zz) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as from time to time amended, including the regulations promulgated from time to time thereunder;

(aaa) **"Transfer Agent"** means Valiant Trust Company or such other person as may from time to time be appointed by FLP as the registrar and transfer agent for the Class B Units;

(bbb) **"Trust Control Transaction"** means (i) any merger or similar transaction involving Focus as a result of which all of the outstanding Focus Units are to be sold to or exchanged for securities and/or cash of another entity; (ii) any offer to acquire securities of Focus to which are attached 50% or more of the voting rights attached to all outstanding securities of Focus; (iii) any sale of all or substantially all of the assets and investments of Focus or of all or substantially all of the business and undertaking of any of Focus, FCT, FLP or FET Resources Ltd.; or (iv) any publicly announced proposal to do any of the foregoing;

(ccc) **"TSX"** means the Toronto Stock Exchange;

(ddd) **"Voting and Exchange Trust Agreement"** means the voting and exchange trust agreement to be entered into on the Effective Date among Focus, FLP and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

(eee) **"Voting and Exchange Trustee"** means Valiant Trust Company, as initial trustee under the Voting and Exchange Trust Agreement, or such other person as becomes trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

ARTICLE 2
RANKING OF CLASS B UNITS

2.1 Subject to Article 5, on a distribution of assets in the event of the liquidation, dissolution or winding-up of FLP, whether voluntary or involuntary, or any other distribution of the assets of FLP among its Partners for the purpose of winding-up its affairs:

(a) the holders of Class A Units shall be distributed an amount equal to the aggregate of all liabilities of Focus and FCT (other than those due among them); and

(b) the balance of the assets of FLP shall be distributed:

(i) as to that proportion of such assets equal to the result obtained by dividing the amount of such assets by the sum of the number of Class B Units and the number of Focus Units, in each case as outstanding on the date of such distribution, in respect of each Class B Unit outstanding; and

(ii) as to the remaining portion of such assets, to the holders of Class A Units rateably in accordance with the number of Class A Units held thereby.

ARTICLE 3
LOANS AND DISTRIBUTIONS

3.1 A holder of a Class B Unit shall be entitled to receive and FLP shall, subject to applicable law, on each Distribution Payment Date, make a loan in respect of each Class B Unit:

(a) in the case of a cash distribution declared on Focus Units, in an amount in cash for each Class B Unit equal to the cash distribution (or Canadian Dollar Equivalent thereof in the case of a cash distribution declared in other than Canadian dollars) declared on each Focus Unit; or

(b) in the case of a distribution declared on Focus Units in property other than cash or Focus Units, in such type and amount of property for each Class B Unit as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by Section 3.6) the type and amount of property declared as a distribution on each Focus Unit.

3.2 In the case of a distribution declared on Focus Units to be paid in Focus Units, the Board of Directors shall subdivide, redivide or change (the "**Subdivision**") each issued and unissued Class B Unit on the basis that each Class B Unit before the subdivision becomes a number of Class B Units equal to the sum of (i) one Focus Unit and (ii) the number of Focus Units to be paid as a unit distribution on each Focus Unit. In making such Subdivision, the Board of Directors shall consider the effect thereof upon the then outstanding Class B Units and the general taxation consequences of the Subdivision to the holders of the Class B Units. In such instance, and notwithstanding any other provision hereof, such Subdivision shall become effective on the effective date specified in Section 3.4 without any further act or formality on the part of the Board of Directors, FLP or of the holders of Class B Units. For greater certainty, subject to applicable law, no approval of the holders to an amendment to the Limited Partnership Agreement shall be required to give effect to such Subdivision. Notwithstanding the foregoing, no such Subdivision shall be made if the distribution of Focus Units by Focus is immediately followed by an automatic consolidation of the outstanding Focus Units in accordance with Section 3.9 of the Focus Indenture and such consolidation is effective.

3.3 Cheques of FLP payable at par at any branch of the bankers of FLP shall be issued in respect of any cash loans contemplated by Section 3.1(a) and the sending of such a cheque to each holder of a Class B Unit shall satisfy FLP's obligation to make the cash loan represented thereby unless the cheque is not paid on presentation. Subject to applicable law, certificates registered in the name of the registered holder of Class B Units shall be issued or transferred in respect of any Subdivision contemplated by Section 3.2 and the sending of such certificates to each holder of a Class B Unit shall satisfy the unit distribution represented thereby. Such other type and amount of property in respect of FLP's obligation to make the loans contemplated by Section 3.1(b) shall be issued, distributed or transferred by FLP in such manner as it shall determine and the issuance, distribution or transfer thereof by FLP to each holder of a Class B Unit shall satisfy FLP's obligation to make the loan represented thereby. No holder of a Class B Unit shall be entitled to recover by action or other legal process against FLP any loan advance that is represented by a cheque that has not been duly presented to FLP's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such loan advance was first payable.

3.4 The record date for the determination of the holders of Class B Units entitled to receive and the date for making any loan in respect of the Class B Units under Section 3.1 shall be the same dates as the record date and payment date, respectively, for the corresponding distribution declared on Focus Units. The record date for the determination of the holders of Class B Units entitled to receive additional Class B Units in connection with any Subdivision of the Class B Units under Section 3.2 and the effective date of such Subdivision shall be the same dates as the record date and payment date, respectively, for the corresponding distribution declared on Focus Units.

3.5 If on any date any loan on the Class B Units under Section 3.1 is required to be made, the loan is not made in full in respect of all of the Class B Units then outstanding, any such loan that remains unadvanced shall be made on the earliest subsequent date or dates determined by the Board of Directors on which FLP shall have sufficient moneys, assets or property properly applicable to the making of such loan.

3.6 The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of Sections 3.1 and 3.2 and Article 12, and each such determination shall be conclusive and binding on FLP and all Partners. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(a) in the case of the distribution of any rights, options or warrants to subscribe for or purchase Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of Focus Units and the term of any such instrument;

(b) in the case of the distribution of any other form of property (including any securities of Focus of any class other than Focus Units, any rights, options or warrants other than those referred to in Section 3.6(a) above, any evidences of indebtedness of Focus or any assets of Focus) the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Focus Unit and the Current Market Price;

(c) in the case of any subdivision, redivision or change of the then outstanding Focus Units into a greater number of Focus Units or the reduction, combination, consolidation or change of the then outstanding Focus Units into a lesser number of Focus Units or any merger, reorganization or other transaction affecting Focus Units, the effect thereof upon the then outstanding Focus Units; and

(d) in all such cases, the general taxation consequences of the relevant event to holders of Class B Units to the extent that such consequences may differ from the taxation consequences to holders of Focus Units (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Class B Units).

3.7 Notwithstanding anything set forth in Sections 3.1 to 3.6, inclusive, any amount or property loaned in respect of Class B Units pursuant to Section 3.1:

(a) shall not constitute a distribution of profits or other compensation by way of income in respect of such Class B Units or a distribution of Partnership capital; and

(b) shall constitute a loan of the amount thereof or, in the case of property, the fair market value thereof as determined in good faith by the Board of Directors as of the date of such loan, to the holder of the Class B Units receiving the same, which loan shall be repayable, without interest, by such holder to FLP on the earlier of:

(i) January 1 of the calendar year next following the making thereof;

(ii) the 5th Business Day preceding any Insolvency Event;

(iii) the Business Day prior to the redemption pursuant to Article 6, 7 or 8 of the Class B Unit in respect of which the loan was made;

(iv) the Business Day prior to the purchase pursuant to Article 10 of the Class B Unit in respect of which the loan was made; and

(v) the Business Day prior to any other transfer of the Class B Unit in respect of which the loan was made.

3.8 FLP shall make (and be deemed to make) a distribution in respect of each Class B Unit equal to the amount of the loans outstanding in respect thereof as provided in Section 3.7 on the date such loans are repayable to FLP pursuant to Section 3.7.

3.9 FLP shall set off and apply the amount of any distribution made (or deemed to have been made) pursuant to Section 3.8 against the obligations of any holder of Class B Units under any loan outstanding in respect thereof as provided in Section 3.7. Each holder of Class B Units shall have the right to set off and apply any amount owed by such holder of Class B Units under any loan outstanding in respect thereof as provided in Section 3.7 against the amount of any distribution made pursuant to Section 3.8.

3.10 Except as provided in Article 2, this Article 3 and Article 5, the holders of Class B Units shall not be entitled to receive distributions in respect thereof.

ARTICLE 4
CERTAIN RESTRICTIONS

4.1 So long as any of the Class B Units are outstanding, FLP shall not at any time without, but may at any time with, the approval of the holders of the Class B Units given as specified in Section 11.1:

(a) pay any distributions on the Class A Units other than distributions payable in Class A Units;

(b) redeem or purchase or make any capital distribution in respect of Class A Units; or

(c) issue any Class B Units or any other units of FLP ranking superior to the Class B Units other than by way of distributions to the holders of Class B Units;

provided that such restrictions shall not apply if (i) all loans on the outstanding Class B Units corresponding to distributions declared and paid to date on Focus Units shall have been made in respect of the Class B Units; or (ii) the amount or property to be loaned has been set aside for loan in respect of the Class B Units on a forthcoming Distribution Payment Date corresponding with the payment of a distribution on Focus Units reflected by such loan.

ARTICLE 5
DISTRIBUTION ON LIQUIDATION

5.1 In the event of the liquidation, dissolution or winding-up of FLP, whether voluntary or involuntary, or any other distribution of the assets of FLP among its Partners for the purpose of winding up its affairs, a holder of Class B Units shall be entitled, subject to applicable law and to the exercise by FCT of the Liquidation Call Right, to receive from the assets of FLP in respect of each Class B Unit held by such holder on the effective date (the "**Liquidation Date**") of such liquidation, dissolution, winding-up or distribution of assets an amount per Class B Unit equal to the Class B Unit Price applicable on the last Business Day prior to the Liquidation Date (the "**Liquidation Amount**") payable as provided in Section 5.2.

5.2 On or promptly after the Liquidation Date, and subject to the exercise by FCT of the Liquidation Call Right, FLP shall cause to be delivered to the holders of the Class B Units the Liquidation Amount for each such Class B Unit upon presentation and surrender of the certificates representing such Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and FLP may reasonably require, at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP by notice to the holders of the Class B Units. Payment of the total Liquidation Amount for such Class B Units shall be made by delivery to each holder, at the address of the holder recorded in the register of FLP for the Class B Units or by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may be

specified by FLP by notice to the holders of Class B Units, on behalf of FLP of the Class B Unit Consideration representing the total Liquidation Amount (less any amount withheld pursuant to Article 14).

5.3 On and after the Liquidation Date, the holders of the Class B Units shall cease to be holders of such Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Liquidation Amount (less any amount withheld pursuant to Article 14), unless upon presentation and surrender of certificates in accordance with the foregoing provisions payment of the total Liquidation Amount (less any amount withheld pursuant to Article 14) for such Class B Units shall not be made, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount (less any amount withheld pursuant to Article 14) to which such holders are entitled shall have been paid to such holders in the manner hereinbefore provided.

5.4 FLP shall have the right at any time on or before the Liquidation Date to deposit or cause to be deposited the Class B Unit Consideration representing the Liquidation Amount (less any amount withheld pursuant to Article 14) in respect of the Class B Units represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of Class B Units, after such deposit, shall be limited to receiving their proportionate part of the total Liquidation Amount for such Class B Units so deposited (less any amount withheld pursuant to Article 14), against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Class B Unit Consideration, the holders of the Class B Units shall thereafter be considered and deemed for all purposes to be holders of Focus Units delivered to them or the custodian on their behalf.

5.5 After FLP has satisfied its obligations to pay the holders of the Class B Units the Liquidation Amount per Class B Unit pursuant to Section 5.1, such holders shall not be entitled to share in any further distribution of the assets of FLP.

ARTICLE 6
RETRACTION OF CLASS B UNITS BY HOLDER

6.1 A holder of Class B Units shall be entitled at any time after January 1, 2007, upon compliance with the provisions of this Article 6, to require FLP to redeem any or all of the Class B Units registered in the name of such holder for an amount per Class B Unit equal to the Class B Unit Price applicable on the last Business Day prior to the Retraction Date (the "**Retraction Price**"), which shall be satisfied in full by FLP causing to be delivered to such holder the Class B Unit Consideration representing the Retraction Price. To effect such redemption, the holder shall present and surrender at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP by notice to the holders of Class B Units, the certificate or certificates representing the Class B Units which the holder desires to have FLP redeem, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require, and together with:

(a) a duly executed statement (the "**Retraction Request**") in the form of Schedule A hereto or in such other form as may be acceptable to the General Partner:

(i) specifying that the holder desires to have all or any number specified therein of the Class B Units represented by such certificate or certificates (the "**Retracted Units**") redeemed by FLP; and

(ii) stating the Business Day on which the holder desires to have FLP redeem the Retracted Units (the "**Retraction Date**"), provided that the Retraction Date shall be not less than three (3) Business Days nor more than five (5) Business Days after the date on which the Retraction Request is received by the General Partner and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the

Retraction Date shall be deemed to be the fifth (5th) Business Day after the date on which the Retraction Request is received by the General Partner; and

(b) payment (or evidence satisfactory to the General Partner of payment) of the taxes (if any) payable as contemplated by Section 14.4.

6.2 Upon receipt by the General Partner or the Transfer Agent in the manner specified in Section 6.1 of a certificate or certificates representing the number of Retracted Units, together with a Retraction Request and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.6, FLP shall redeem the Retracted Units effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such Class B Units in accordance with Section 6.3. If only a part of the Class B Units represented by any certificate is redeemed, a new certificate for the balance of such Class B Units shall be issued to the holder at the expense of FLP.

6.3 FLP shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of FLP for the Class B Units or at the address specified in the holder's Retraction Request or, if specified in such Retraction Request, by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP by notice to such holder of Class B Units, the Class B Unit Consideration representing the total Retraction Price (less any amount withheld pursuant to Article 14) and such delivery to the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price to the extent that the same is represented by such Class B Unit Consideration.

6.4 On and after the close of business on the Retraction Date, the holder of the Retracted Units shall cease to be a holder of such Retracted Units and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the total Retraction Price (less any amount withheld pursuant to Article 14) unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price (less any amount withheld pursuant to Article 14) shall not be made as provided in Section 6.3, in which case the rights of such holder shall remain unaffected until the total Retraction Price (less any amount withheld pursuant to Article 14) has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price (less any amount withheld pursuant to Article 14) has been made in accordance with the foregoing provisions, the holder of the Retracted Units so redeemed by FLP shall thereafter be considered and deemed for all purposes to be the holder of Focus Units delivered to it.

6.5 Notwithstanding any other provision of this Article 6, FLP shall not be obligated to redeem Retracted Units specified by a holder in a Retraction Request to the extent that such redemption of Retracted Units would be contrary to provisions of applicable law. If FLP believes, acting reasonably, that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Units tendered for redemption on such date, FLP shall only be obligated to redeem Retracted Units specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of Class B Units) as would not be contrary to such provisions and shall notify the holder at least one Business Day prior to the Retraction Date as to the number of Retracted Units which will not be redeemed by FLP. In any case in which the redemption by FLP of Retracted Units would be contrary to applicable law, FLP shall redeem the maximum number of Class B Units which the Board of Directors determines FLP is permitted to redeem as of the Retraction Date on a pro rata basis and shall issue to each holder of Retracted Units a new certificate, at the expense of FLP, representing the Retracted Units not redeemed by FLP pursuant to Section 6.2. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.6, the holder of any such Retracted Units not redeemed by FLP pursuant to Section 6.2 as a result of applicable law shall be deemed by giving the Retraction Request to have instructed the Voting and Exchange Trustee to require Focus to purchase such Retracted Units from such holder on the Retraction Date or as soon as practicable thereafter on payment by Focus to such holder of

the Retraction Price for each such Retracted Unit, all as more specifically provided in Section 5.7 of the Voting and Exchange Trust Agreement.

6.6 A holder of Retracted Units may, by notice in writing given by the holder to FLP before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void.

ARTICLE 7
REDEMPTION OF CLASS B UNITS BY FLP

7.1 Subject to applicable law, FLP shall on the Redemption Date redeem all but not less than all of the then outstanding Class B Units for an amount per Class B Unit equal to the Class B Unit Price applicable on the last Business Day prior to the Redemption Date (the "**Redemption Price**"), which shall be satisfied in full by FLP causing to be delivered to such holder the Class B Unit Consideration representing the Redemption Price.

7.2 In any case of a redemption of Class B Units under this Article 7, FLP shall, at least 30 days before the Redemption Date (other than a Redemption Date established in connection with a Trust Control Transaction, a Change of Law, a Class B Unit Voting Event or an Exempt Class B Unit Voting Event), send or cause to be sent to each holder of Class B Units a notice in writing of the redemption by FLP of the Class B Units held by such holder. In the case of a Redemption Date established in connection with a Trust Control Transaction, a Change of Law, a Class B Unit Voting Event or an Exempt Class B Unit Voting Event, the written notice of redemption by FLP will be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price and the Redemption Date. In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

7.3 On or after the Redemption Date, FLP shall cause to be delivered to the holders of the Class B Units to be redeemed the Redemption Price (less any amount withheld pursuant to Article 14) for each such Class B Unit upon presentation and surrender at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP in the notice described in Section 7.2 of the certificates representing such Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent and the General Partner may reasonably require. Payment of the total Redemption Price for such Class B Units shall be made by delivery to each holder, at the address of the holder recorded in the securities register of FLP or by holding for pick-up by the holder at the registered office of the General Partner or at any office of the Transfer Agent as may be specified by FLP in such notice, on behalf of FLP of the Class B Unit Consideration representing the total Redemption Price (less any amount withheld pursuant to Article 14) for the holder's Class B Units.

7.4 On and after the Redemption Date, the holders of the Class B Units called for redemption shall cease to be holders of such Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price (less any amount withheld pursuant to Article 14), unless payment of the total Redemption Price for such Class B Units shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price (less any amount withheld pursuant to Article 14) has been paid in the manner hereinbefore provided.

7.5 FLP shall have the right at any time after the sending of notice of its intention to redeem the Class B Units as aforesaid to deposit or cause to be deposited the Class B Unit Consideration with respect to the Class B Units so called for redemption, or of such of the said Class B Units represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice. Upon the later of such deposit being made and the Redemption Date, the Class B Units in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or

Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price for such Class B Units so deposited (less any amount withheld pursuant to Article 14), against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Class B Unit Consideration, the holders of the Class B Units shall thereafter be considered and deemed for all purposes to be holders of Focus Units delivered to them or the custodian on their behalf.

ARTICLE 8
AUTOMATIC REDEMPTION

8.1 (a) Each holder of Class B Units shall notify FLP of any event or circumstance which would result in such holder becoming or being deemed to become a Non-Resident, as soon as practicable and, in any event, at least 30 days prior to the anticipated effective date of such change (the "**Change of Residency Date**").

(b) On and as of the fifth Business Day prior to the Change of Residency Date, all but not less than all of such holder's Class B Units shall be and be deemed to be transferred to FLP for the Class B Unit Price applicable on the last Business Day prior to the Change of Residency Date (the "**Automatic Redemption Price**") in accordance with Section 8.1(c) (the "**Automatic Redemption**").

(c) For the purposes of completing the purchase of the Class B Units pursuant to the Automatic Redemption, FLP shall deposit or cause to be deposited with the Transfer Agent, as soon as practicable after the Change of Residency Date, the Class B Unit Consideration representing the total Automatic Redemption Price. From and after the fifth Business Day prior to the Change of Residency Date, the holder of the Class B Units referred to in Section 8.1(a) shall cease and be deemed to cease to be a holder of the Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive the total Automatic Redemption Price payable by FLP to such holder (less any amount withheld pursuant to Article 14), without interest, upon presentation and surrender by the holder of certificates representing the Class B Units held by such holder and the holder shall on and after the Change of Residency Date be considered and deemed for all purposes to be the holder of Focus Units to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of FLP shall deliver to such holder, the Class B Unit Consideration (less any amount withheld pursuant to Article 14) to which such holder is entitled.

ARTICLE 9
PURCHASE FOR CANCELLATION

9.1 Subject to applicable law and the Limited Partnership Agreement and notwithstanding Section 9.2, FLP may at any time and from time to time purchase for cancellation all or any part of the Class B Units by private agreement with any holder of Class B Units.

9.2 Subject to applicable law and the Limited Partnership Agreement, FLP may at any time and from time to time purchase for cancellation all or any part of the outstanding Class B Units by invitation to tender made to all the holders of record of Class B Units then outstanding at any price per Class B Unit. If in response to an invitation for tenders under the provisions of this Section 9.2, more Class B Units are tendered at a price or prices acceptable to FLP than FLP is prepared to purchase, the Class B Units to be purchased by FLP shall be purchased as nearly as may be pro rata according to the number of Class B Units tendered by each holder who submits a tender to FLP, provided that when Class B Units are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the Class B Units tendered at the

price at which more Class B Units were tendered than FLP is prepared to purchase after FLP has purchased all the Class B Units tendered at lower prices. If only part of the Class B Units represented by any certificate shall be purchased, a new certificate for the balance of such Class B Units shall be issued at the expense of FLP.

ARTICLE 10
CERTAIN RIGHTS TO ACQUIRE CLASS B UNITS

10.1 (a) FCT shall have the overriding right (the "**Liquidation Call Right**"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of FLP or any other distribution of the assets of FLP among its Partners for the purpose of winding-up its affairs, to purchase from all but not less than all of the holders (other than Focus and its affiliates) of Class B Units on the Liquidation Date all but not less than all of the Class B Units held by each such holder upon payment by FCT to each such holder of the Liquidation Amount for each of such holder's Class B Units in accordance with Section 10.1(c). In the event of the exercise of the Liquidation Call Right by FCT, each holder shall be obligated to sell all the Class B Units held by such holder to FCT on the Liquidation Date upon payment by FCT to such holder of the Liquidation Amount for each such Class B Unit, whereupon FLP shall have no obligation to pay any Liquidation Amount to the holders of such Class B Units so purchased by FCT.

(b) To exercise the Liquidation Call Right, FCT must notify FLP and the Transfer Agent of FCT's intention to exercise such right at least 15 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of FLP or any other voluntary distribution of the assets of FLP among its Partners for the purpose of winding-up its affairs, and at least five (5) Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of FLP or any other involuntary distribution of the assets of FLP among its Partners for the purpose of winding up its affairs. The Transfer Agent will notify the holders of Class B Units as to whether FCT has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by FCT. If FCT exercises the Liquidation Call Right, then on the Liquidation Date, FCT will purchase and the holders of Class B Units will sell all of the Class B Units then outstanding for a price per Class B Unit equal to the Liquidation Amount.

(c) For the purposes of completing the purchase of the Class B Units pursuant to the Liquidation Call Right, FCT shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, the Class B Unit Consideration representing the total Liquidation Amount. Provided that such Class B Unit Consideration has been so deposited with the Transfer Agent, on and after the Liquidation Date, the holders of the Class B Units shall cease to be holders of the Class B Units and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Liquidation Amount payable by FCT (less any amount withheld pursuant to Article 14), without interest, upon presentation and surrender by the holder of certificates representing the Class B Units held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of Focus Units to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Class B Units, together with such other documents and instruments as may be required to effect a transfer of Class B Units under the Limited Partnership Agreement and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of FCT shall deliver to such holder, the Class B Unit Consideration (less any amount withheld pursuant to Article 14) to which such holder is entitled. If FCT does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Class B Units will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by FLP in connection with the liquidation, dissolution or winding-up of FLP pursuant to Section 5.2.

ARTICLE 11
AMENDMENT AND APPROVAL

11.1 Any approval given by the holders of the Class B Units to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Units or any other matter requiring the approval or consent of the holders of Class B Units shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be given by resolution in writing executed by all holders of Class B Units entitled to vote on that resolution or passed by the affirmative vote of at least two-thirds of the votes cast on such resolution by holders of Class B Units (other than Focus and its affiliates) represented in person or by proxy at a meeting of holders of Class B Units duly called for such purpose and held upon at least 21 days' notice at which the holders of at least 25% of the outstanding Class B Units (other than Class B Units held by Focus and its affiliates) at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 25% of the outstanding Class B Units at that time are not present or represented by proxy within half an hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five (5) days thereafter and to such time and place as may be designated by the Chair of such meeting. At such adjourned meeting, the holders of Class B Units (other than Focus and its affiliates) present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of at least two-thirds of the votes cast on such resolution by holders (other than Focus and its affiliates) represented in person or by proxy at such meeting shall constitute the approval or consent of the holders of the Class B Units. For purposes of this section, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast. On every vote taken at every such meeting or adjourned meeting each holder of Class B Units shall be entitled to one vote in respect of each Class B Unit held by such holder.

ARTICLE 12
RECIPROCAL CHANGES, ETC. IN RESPECT OF FOCUS UNITS

12.1 Each holder of a Class B Unit acknowledges that the Support Agreement provides, in part, that Focus will not, without the prior approval of FLP and the prior approval of the holders of the Class B Units given in accordance with Section 11.1:

(a) issue or distribute Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) to the holders of all or substantially all of the then outstanding Focus Units by way of a distribution, other than an issue of Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) to holders of Focus Units (i) who exercise an option to receive distributions in Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units) in lieu of receiving cash distributions, or (ii) pursuant to any distribution reinvestment plan;

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Focus Units entitling them to subscribe for or to purchase Focus Units (or securities exchangeable for or convertible into or carrying rights to acquire Focus Units); or

(c) issue or distribute to the holders of all or substantially all of the then outstanding Focus Units:

(i) securities of Focus of any class other than Focus Units (other than securities exchangeable for or convertible into or carrying rights to acquire Focus Units);

(ii) rights, options or warrants other than those referred to in Section 12.1(b);

(iii) evidences of indebtedness of Focus; or

(iv) assets of Focus,

unless the economic equivalent on a per Class B Unit basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or loaned simultaneously to holders of the Class B Units; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Focus in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement or to give effect to a redemption by Focus of Focus Units in accordance with the Focus Indenture.

12.2 Each holder of a Class B Unit acknowledges that the Support Agreement further provides, in part, that Focus will not without the prior approval of FLP and the prior approval of the holders of the Class B Units given in accordance with Section 11.1:

(a) subdivide, redivide or change the then outstanding Focus Units into a greater number of Focus Units;

(b) reduce, combine, consolidate or change the then outstanding Focus Units into a lesser number of Focus Units; or

(c) reclassify or otherwise change Focus Units or effect a merger, reorganization or other transaction affecting Focus Units;

unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Class B Units; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Focus in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement.

12.3 Notwithstanding the foregoing provisions of this Article 12, in the event of a Trust Control Transaction:

(a) which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of the definition of "**Redemption Date**"; and

(b) in which all or substantially all of the then outstanding Focus Units are converted into or exchanged for securities or rights to receive such securities (the "**Other Securities** ") of another person (the "**Other Entity**") that, immediately after such Trust Control Transaction, owns or controls, directly or indirectly, Focus;

then all references herein to "Focus" shall thereafter be and be deemed to be references to the "Other Entity" and all references herein to "Focus Units" shall thereafter be and be deemed to be references to "Other Securities" (with appropriate adjustments, if any, as are required to result in a holder of Class B Units on the exchange, redemption or retraction of such securities pursuant to these provisions or exchange of such securities pursuant to the Voting and Exchange Trust Agreement immediately subsequent to Focus Control Transaction being entitled to receive that number of Other Securities equal to the number of Other Securities such holder of Class B Units would have received if the exchange, redemption or retraction of such securities pursuant to these provisions or exchange of such securities pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to Focus Control Transaction and Focus Control Transaction was completed) without any need to amend the terms and conditions of the Class B Units and without any further action required.

ARTICLE 13
ACTIONS BY FLP UNDER SUPPORT AGREEMENT

13.1 FLP shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement or the Voting and Exchange Trust Agreement

without the approval of the holders of the Class B Units given in accordance with Section 11.1 other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreement for the protection of FLP or the holders of the Class B Units thereunder;

(b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Class B Units; or

(c) making such changes in or corrections to such agreement which, on the advice of counsel to FLP, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Class B Units.

ARTICLE 14
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

14.1 The certificates evidencing the Class B Units shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions relating to the Liquidation Call Right, Automatic Redemption, and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights, exchange right and automatic exchange thereunder).

14.2 Each holder of a Class B Unit, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge the Automatic Redemption in favour of FLP, and the Liquidation Call Right in favour of FCT and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of FLP or any other distribution of the assets of FLP among its Partners for the purpose of winding-up its affairs, or a change of residency, as the case may be, and to be bound thereby as therein provided.

14.3 FLP, FCT, Focus and the Transfer Agent shall be entitled to deduct and withhold from any loan, distribution or consideration otherwise payable to any holder of Class B Units such amounts as FLP, FCT, Focus or the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, territorial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Class B Units in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, FLP, FCT, Focus and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to FLP, FCT, Focus or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and FLP, FCT, Focus or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

14.4 Upon any transfer or redemption of Class B Units, the certificate or certificates representing Focus Units to be delivered in connection with the payment of the total Redemption Price, Liquidation Amount, Retraction Price or Automatic Redemption Price, as the case may be, therefore shall be made without charge to the holder of the Class B Units so transferred or redeemed subject to these provisions and provided, however that such holder:

(a) shall pay (and none of Focus, FCT or FLP shall be required to pay) on an after-tax basis any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer or redemption, including, without limitation, any sales or land transfer taxes payable in any jurisdiction as a result of such transfer or redemption; or

(b) shall have provided evidence to the satisfaction of FLP that such taxes, if any, have been paid in full.

SCHEDULE A

RETRACTION REQUEST

[TO BE PRINTED ON CLASS B UNIT CERTIFICATES]

To: Focus Limited Partnership (the "**Partnership**") and Focus Energy Trust ("**Trust**")

This notice is given pursuant to Article 6 of the rights, privileges, restrictions and conditions (the "**Exchangeable Securities Provisions**") attaching to the Class B Units of FLP represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Exchangeable Securities Provisions have the meanings ascribed to such words and expressions in such Exchangeable Securities Provisions.

The undersigned hereby notifies FLP that the undersigned desires to have FLP redeem in accordance with Article 6 of the Exchangeable Securities Provisions: ,

[ ] all Class B Unit (s) represented by this certificate; or

[ ] Class B Unit (s) (only) represented by this certificate.

The undersigned hereby notifies FLP that the Retraction Date shall be ______ ______.

NOTE: The Retraction Date must be a Business Day and must not be less than three (3) Business Days nor more than five (5) Business Days after the date upon which this notice is received by FLP. If no such Business Day is specified above, the Retraction Date shall be deemed to be the fifth (5th) Business Day after the date on which this notice is received by the General Partner.

This Retraction Request may be revoked and withdrawn by the undersigned only by notice in writing given to FLP at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of applicable law, FLP is unable to redeem all Retracted Units, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require Focus to purchase the unredeemed Retracted Units.

The undersigned hereby represents and warrants to FLP and Focus that the undersigned has good title to, and owns, the Class B Unit(s) represented by this certificate to be acquired by FLP or Focus, as the case may be, free and clear of all liens, claims and encumbrances.

______________________	______________________	______________________
(Date)	(Signature of Class B Unit holder)	(Guarantee of Signature)

[ ] Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Units are to be held for pick-up by the Class B Unit holder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the Class B Unit holder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Units will be issued and registered in, and made payable to, respectively, the name of the Class B Unit holder as it appears on the register of FLP and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such Class B Unit holder as indicated above, unless the form appearing immediately below is duly completed.

Date: ______________________________

Name of person in Whose Name Securities or Cheque(s) Are to be Registered, Issued or Delivered (please print):

____

Street Address or P.O. Box: ______________________________

Signature of Class B Unit holder: ______________________________

City, Province and Postal Code: ______________________________

Signature Guaranteed by: ______________________________

NOTE: If this Retraction Request is for less than all of the Class B Unit(s) represented by this certificate, a certificate representing the remaining Class B Unit(s) of FLP represented by this certificate will be issued and registered in the name of the Class B Unit holder as it appears on the register of FLP, unless the Class B Unit Transfer Power on the Class B Unit(s) certificate is duly completed in respect of such Class B Unit(s).

FOCUS LIMITED PARTNERSHIP

LIMITED PARTNERSHIP AGREEMENT

Dated as of June 21, 2006

TABLE OF CONTENTS

THIS LIMITED PARTNERSHIP AGREEMENT is dated as of June 21, 2006.

AMONG:

> **FET MANAGEMENT LTD.**, a body corporate incorporated pursuant to the ABCA (the "**General Partner**")
>
> \- and -
>
> **FOCUS COMMERCIAL TRUST**, an unincorporated investment trust established under the laws of Alberta, by its Administrator, FET Resources Ltd. (the "**Initial Limited Partner**")
>
> \- and -
>
> Each Person who, from time to time, is accepted as and becomes a limited partner of the partnership formed pursuant to this Agreement in accordance with the terms and conditions of this Agreement (the "**Limited Partners**")

WHEREAS the General Partner and the Initial Limited Partner wish to form and organize a limited partnership as set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, mutual covenants and agreements herein set forth, the parties covenant and agree, each with the others, as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement capitalized term not otherwise defined herein have the same meaning as in the Plan and unless the context otherwise requires:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), as amended from time to time, including the regulations from time to time promulgated thereunder;

(b) "**Administration Agreement**" means the agreement to be entered into on June 21, 2006 among FCT and the General Partner pursuant to which the General Partner will provide certain administrative and support services to FCT, as from time to time amended, supplemented or restated;

(c) "**affiliate**" or "**associate**" when used to indicate a relationship with a Person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

(d) "**applicable law**" means any applicable law including any statute, regulation, by law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, decision, injunction, award, decree or resolution of any governmental authority, whether or not having the force of law;

(e) "**Arrangement**" has the same meaning as set forth in the Plan;

(f) "**Arrangement Agreement**" means the arrangement agreement dated as of April 23, 2006 as amended and restated May 24, 2006 among Focus, FET Acquisition Corp. and Profico Energy Management Ltd. as from time to time further amended, supplemented or restated;

(g) "**Board of Directors**" means the board of directors of the General Partner;

(h) **"Business"** means the business of the Partnership as set out in Section 4.1;

(i) **"Business Day"** means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta for the transaction of banking business;

(j) **"Capital Account"** has the meaning ascribed thereto in Section 6.4;

(k) **"Capital Contribution"** means the capital contributed by a Partner or agreed to be contributed by a Partner pursuant to Article 6;

(l) **"Certificate"** means a certificate in respect of the Partnership filed pursuant to the Partnership Act and as amended in accordance with all notices to such certificates filed pursuant to the Partnership Act;

(m) **"Certificate Date"** means the date on which the Certificate is filed in accordance with Section 2.4;

(n) **"Class A Units"** means the Class A limited partnership units in the Partnership having the rights, privileges, restrictions and conditions set forth herein;

(o) **"Class B Units"** means the Class B limited partnership units in the Partnership having the rights, privileges, restrictions and conditions set forth herein;

(p) **"Current Account"** has the meaning ascribed thereto in Section 6.5;

(q) **"Effective Date"** means the date the Arrangement is effective under the ABCA;

(r) **"Eligible Person"** means a Person who is not a Non-Resident or a Tax-Exempt;

(s) **"Eligible Transferee"** means, in relation to a holder of Class B Units, an Eligible Person that does not deal at arms' length with such holder, within the meaning of the Tax Act, and is approved as an "Eligible Transferee" by the General Partner, which approval shall not be unreasonably withheld;

(t) **"Exchange Right"** means the right of a holder of Class B Units to require Focus to exchange Focus Units for such Class B Units on a one for one basis in accordance with the rights, privileges, restrictions and conditions of the Class B Units and the Voting and Exchange Trust Agreement;

(u) **"Extraordinary Resolution"** means a written resolution in one or more counterparts consented to in writing by the General Partner and by the Limited Partners holding Class A Units, and approved by the holders of Class B Units in accordance with Section 11.1 of Schedule A hereto;

(v) **"FCT"** means Focus Commercial Trust, an unincorporated investment trust established under the laws of Alberta;

(w) **"FCT Trust Indenture"** means the declaration of trust of FCT dated as of June 21, 2006, between the FCT Trustee and Focus, as from time to time amended, supplemented or restated;

(x) **"FCT Trustee"** means FET Resources Ltd., as initial trustee of FCT, or such other Person as becomes the trustee of FCT in accordance with the FCT Trust Indenture;

(y) **"Fiscal Year"** has the meaning ascribed thereto in Section 14.1;

(z) **"FLP Special Voting Right"** means a special voting right of Focus to be issued by Focus and deposited with the Voting and Exchange Trustee, which shall entitle, *inter alia*, the holders of Class B Units to such number of votes at meetings of Focus Unitholders as equals the number of Focus Units issuable from time to time on the redemption, retraction or exchange of those Class B Units;

(aa) **"FLP Subsidiary"** means any Person that is, from time to time, owned and controlled by the Partnership;

(bb) **"Focus"** means Focus Energy Trust, an unincorporated open-ended investment trust established under the laws of Alberta;

(cc) **"Focus Record Date"** means any record date for determining the holders of Focus Units entitled to a distribution in accordance with the Focus Trust Indenture, including for greater certainty any Distribution Record Date (as defined in the Focus Trust Indenture);

(dd) **"Focus Trust Indenture"** means the trust indenture dated as of July 15, 2002 between Valiant Trust Company and Storm Energy Inc., as predecessor to FET Resources Ltd., as amended from time to time;

(ee) **"Focus Unit"** means a trust unit of Focus, other than a Special Voting Right, each such unit representing an equal undivided beneficial interest therein;

(ff) **"Focus Unitholders"** means the holders of record of Focus Units;

(gg) **"General Partner"** means FET Management Ltd. and each other Person who becomes an additional or substituted General Partner pursuant to the terms and conditions of this Agreement;

(hh) **"General Partnership Interest"** means the interest of the General Partner in the Partnership;

(ii) **"governmental authority"** includes any court (including a court of equity); any multinational, federal, provincial, state, regional, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality; any securities commission, stock exchange or other regulatory or self-regulatory body; any arbitrator or arbitration authority; or any other governmental authority;

(jj) **"holder"** means, when used with reference to Class A Units or Class B Units, the holder of such units as shown from time to time on the register of Partners maintained by or on behalf of the Partnership in respect of such units;

(kk) **"Indemnity"** means the indemnity referred to in Section 12.5;

(ll) **"insolvent"** means the inability of the Partnership to pay its debts as they become due in the ordinary course of business;

(mm) **"Limited Partners"** means the Initial Limited Partner, those Persons who from time to time become holders of Class A Units or Class B Units, a Person who has subscribed for and paid for one or more Class A Units or Class B Units and whose subscription has been accepted by the General Partner who is registered as a limited partner in accordance with this Agreement and their respective successors and permitted assignees;

(nn) **"Loan Account"** has the meaning ascribed thereto in Section 8.8;

(oo) **"Net Income"** or **"Net Loss"** means, with respect to any period, the gross revenue of the Partnership from all sources, interest and other income for the period (including any gain or loss derived or sustained by the Partnership from any disposition of any capital property of the Partnership) less all expenses properly incurred by or on behalf of the Partnership, all as determined by the General Partner in accordance with generally accepted accounting principles;

(pp) **"Non-Resident"** means (i) a Person (within the meaning of the Tax Act but, for greater certainty, not including a partnership) who is not resident in Canada for purposes of the Tax Act; or (ii) a partnership that is not a "Canadian partnership" as defined in the Tax Act;

(qq) **"Ordinary Resolution"** means a written resolution in one or more counterparts consented to in writing by the General Partner and by Limited Partners holding a simple majority of the number of Class A Units outstanding in the Partnership;

(rr) **"Partners"** means, collectively, the Limited Partners and the General Partner, and "Partner" means any one of the Partners;

(ss) **"Partnership"** means the limited partnership formed pursuant to this Agreement;

(tt) **"Partnership Act"** means the *Partnership Act* (Alberta), as amended from time to time;

(uu) **"Partnership Assets"** means, at any time, all monies, properties and other assets as are at such time held by or on behalf of the Partnership or held by the General Partner on behalf of the Partnership;

(vv) **"Partnership Units"** means limited partnership units in the Partnership, initially consisting of Class A Units and Class B Units;

(ww) **"Person"** includes any individual, body corporate, partnership, association, joint venture, trust, other organization or entity (whether or not a legal entity) or governmental authority;

(xx) **"Plan"** means the plan of arrangement under Section 193 of the ABCA as set forth in the Arrangement Agreement, as from time to time amended, supplemented or restated;

(yy) **"Register"** has the meaning ascribed thereto in Section 14.3;

(zz) **"Securities"** has the meaning ascribed thereto in Section 5.6(c);

(aaa) **"Securities Legislation"** means the securities legislation of each province and territory of Canada, the rules, regulations and forms made or promulgated under such legislation, the policies, bulletins and notices of the regulatory authorities administering that legislation and the rules, regulations, bylaws and policies of the TSX, as any of the foregoing may be amended from time to time;

(bbb) **"Support Agreement"** means the support agreement to be entered into on the Effective Date among Focus, FCT, the Partnership and the General Partner, as from time to time amended, supplemented or restated;

(ccc) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c.1 (5th Supp), as amended from time to time, including the regulations from time to time promulgated thereunder;

(ddd) **"Tax-Exempt"** means a Person that is exempt from tax under Part I of the Tax Act;

(eee) **"Transfer"** has the meaning ascribed thereto in Section 5.15;

(fff) **"Transfer Agent"** means such entity including the General Partner as may from time to time be appointed by the General Partner to act as registrar and transfer agent of the Class B Units, together with any sub-transfer agent duly appointed by the Transfer Agent;

(ggg) **"Trustee"** means Valiant Trust Company, as the initial trustee of Focus, or such other Person as becomes the trustee of Focus in accordance with the Focus Trust Indenture;

(hhh) **"TSX"** means the Toronto Stock Exchange;

(iii) **"Unit Certificate"** means a certificate in such form or forms as may be approved by the General Partner, evidencing one or more Partnership Units, issued in accordance with the provisions hereof;

(jjj) **"Voting and Exchange Trust Agreement"** means the voting and exchange trust agreement to be entered into on the Effective Date among Focus, the Partnership and the Voting and Exchange Trustee, as from time to time amended, supplemented or restated; and

(kkk) **"Voting and Exchange Trustee"** means Valiant Trust Company, as initial trustee under the Voting and Exchange Trust Agreement, or such other Person as becomes the trustee under the Voting and Exchange Trust Agreement in accordance with such agreement.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into sections and other portions, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to an "Article" or a "Section" followed by a number and/or a letter refer to the specified article or section of this Agreement. Unless otherwise indicated, the terms "this Agreement", "hereof", "herein", "hereunder" and "hereby" and similar expressions refer to this Limited Partnership Agreement (including the Schedule hereto), as from time to time amended, supplemented or restated, and not to any particular article, section schedule or other portion hereof.

1.3 Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4 Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Entire Agreement

This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the parties with respect to the transactions contemplated hereby and thereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

1.7 Accounting Matters

Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles and past practice.

1.8 Construction

In this Agreement, unless otherwise indicated:

(a) the words "include", "including" or "in particular", when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b) a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c) where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning;

(d) time is of the essence; and

(e) references to a "party" or "parties" are references to a party or parties to this Agreement.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the federal laws of Canada applicable therein.

1.10 Schedule

The following Schedule is annexed to this Agreement and is hereby incorporated by reference into this Agreement and forms an integral part hereof:

Schedule A – Provisions Attaching to the Class B Units and Certain Provisions Attaching to the Class A Units.

ARTICLE 2
THE PARTNERSHIP

2.1 Nature of Partnership

The General Partner and the Limited Partners have agreed to and hereby do establish the Partnership as a limited partnership pursuant to the laws of Alberta and the provisions of this Agreement.

2.2 Subscription

A Person shall become a Limited Partner of the Partnership upon acceptance by the General Partner of that Person's subscription for Class A Units or Class B Units or, in the case of Class A Units and Class B Units issued under the Plan, upon the Effective Date.

2.3 Action and Consent

Except as provided in this Agreement, no action or consent by any other Limited Partner shall be required for the admission of any new Limited Partners.

2.4 Filing of Certificates

As soon as practicable following the execution hereof, the General Partner shall cause to be executed and filed such certificates, instruments and documents as may be required under the Partnership Act or other laws of Alberta to evidence the admission of the Limited Partners to the Partnership or otherwise. The General Partner and each Limited Partner shall execute and deliver as promptly as possible any documents that may be necessary or desirable to accomplish the purposes of this Agreement or to give effect to the formation and continuance of the Partnership under applicable laws. The General Partner shall take all necessary actions on the basis of infonnation available to the General Partner in order to maintain the status of the Partnership as a limited partnership.

ARTICLE 3
NAME, PLACE OF BUSINESS AND DURATION OF THE PARTNERSHIP

3.1 Name of Partnership

The name of the Partnership shall be "**Focus Limited Partnership**" or such other name or names as the General Partner may from time to time deem appropriate to comply with the laws of the jurisdictions in which the Partnership may carry on business. The General Partner shall have the right to change the name of the Partnership and to file an amendment to the Certificate changing the name of the Partnership.

3.2 Place of Business

The principal place of business of the Partnership shall be located at 3300, 205-5th Avenue S.W., Calgary, Alberta T2P 2V7. The General Partner shall have the right to change the office and place of business of the Partnership from time to time in its sole discretion.

3.3 Term of Partnership

Each of the General Partner and the Limited Partners covenants and agrees to continue the Partnership pursuant to the provisions of the Partnership Act and this Agreement until such time as the Partnership is dissolved in accordance with the terms of this Agreement. In the event of the admission, resignation or withdrawal of a General Partner or Limited Partner, the business of the Partnership shall be continued by the General Partner without novation.

ARTICLE 4
BUSINESS OF THE PARTNERSHIP

4.1 Business of the Partnership

(a) The business of the Partnership (the "**Business**") shall consist of acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of whatever nature and kind of, or issued by, Focus or any associate or affiliate thereof, or of, or issued by, any other corporation, partnership, trust or other Person involved, directly or indirectly, in any business which involves exploring for or drilling, extracting, gathering, processing, transporting, buying, storing or selling of petroleum, natural gas, natural gas liquids, water, minerals or other related products, power or other forms of energy, and all related businesses and such other businesses as the Board of Directors may determine, and activities ancillary and incidental thereto, whether carried on directly or indirectly or through another Person; provided that for so long as the Partnership is the holder of securities of any FLP Subsidiaries, the Business shall be conducted solely through its investment in such FLP Subsidiaries.

(b) Except with the approval by Extraordinary Resolution, the Partnership shall not vote its securities of any FLP Subsidiary to authorize:

   (i) a sale, exchange or other disposition of all or substantially all of the assets of an FLP Subsidiary (either in a single transaction or a series of transactions);

   (ii) any merger, amalgamation, arrangement, reorganization, recapitalization, or similar transaction involving an FLP Subsidiary; or

   (iii) the winding-up, liquidation or dissolution of an FLP Subsidiary prior to the end of the term of Focus;

   except in each case in conjunction with, or pursuant to, or as part of, an internal reorganization of Focus, FCT, the Partnership or such FLP Subsidiary.

4.2 Business in Other Jurisdictions

(a) The Partnership shall not carry on business in any jurisdiction unless the General Partner has taken all steps which may be required by the laws of that jurisdiction for the Limited Partners to benefit from the limited liability provisions applicable in such jurisdiction. The Partnership shall not carry on business in any jurisdiction in which the laws do not recognize the liability of the Limited Partners to be limited unless, in the opinion of the General Partner, the risks associated with the possible absence of limited liability in such jurisdiction are not significant considering the relevant circumstances.

(b) The Partnership shall carry on business in such a manner as to ensure, to the greatest extent possible, the limited liability of the Limited Partners, and the General Partner shall register the Partnership in other jurisdictions where the General Partner considers it appropriate to do so.

4.3 Other Business

The Partnership shall not carry on any active business, other than the Business, provided that the foregoing shall not be interpreted so as to prevent the Partnership from investing and re-investing its funds.

4.4 Partnership Property

Except as otherwise specifically provided in this Agreement, the Partnership shall hold the property of the Partnership and apply it exclusively for the purposes of the Partnership in accordance with this Agreement.

4.5 Title to Partnership Property

The General Partner is authorized to take legal title in its name to any or all property of the Partnership, which will be held in trust for the Partnership, but with authority to replace and dispose of it as deemed prudent in the conduct of the business and affairs of the Partnership.

ARTICLE 5
PARTNERSHIP CAPITAL AND UNITS

5.1 Classes of Partnership Units

The authorized capital of the Partnership on the Certificate Date shall initially consist of the General Partnership Interest, an unlimited number of Class A Units and an unlimited number of Class B Units.

5.2 Attributes of Class A Units

In addition to the rights and privileges, restrictions, conditions and limitations attached to the Class A Units and set out elsewhere herein, the Class A Units shall have attached thereto the following rights and privileges and be subject to the following restrictions, conditions and limitations:

(a) Class A Units shall be issued as provided in the Plan and, otherwise, shall be issuable solely to and held solely by the Initial Limited Partner or an affiliate of the Initial Limited Partner;

(b) holders of Class A Units shall have the right to one vote for each Class A Unit on any Ordinary Resolution or Extraordinary Resolution, except in respect of any matter that holders of Class B Units are entitled to vote separately as a class herein; and

(c) on a distribution of Partnership Assets in the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of the assets of the Partnership among the Partners for the purpose of winding-up its affairs, the holders of the Class A Units shall be entitled to share in the distribution of the Partnership Assets as provided in Schedule A.

5.3 Attributes of Class B Units

In addition to the rights and privileges, restrictions, conditions and limitations attached to the Class B Units and set out elsewhere herein, the Class B Units shall have attached thereto the following rights and privileges and be subject to the following restrictions, conditions and limitations:

(a) Class B Units shall be issued as provided in the Plan;

(b) the voting rights of the holders of Class B Units shall be as set out in Section 10.1 hereof; and

(c) the Class B Units shall have attached thereto the rights, privileges, restrictions and conditions set forth in Schedule A hereto.

5.4 Initial Limited Partner

The Initial Limited Partner hereby subscribes for one Class A Unit for an aggregate capital contribution of $100 and such subscription is accepted by the General Partner.

5.5 Priority Between Partnership Units of the Same Class or Series

Each Partnership Unit of the same class or series shall rank equally with all other Partnership Units of the same class or series and shall entitle the holder thereof to the same rights and obligations as the holder of any other Partnership Unit of the same class or series and no Limited Partner shall be entitled to any privilege, priority or preference hereunder in relation to any other Limited Partner holding Partnership Units of the same class or series.

5.6 Additional Issuances of Securities and Classes of Partnership Units

(a) The General Partner, in addition to the Class A Units and Class B Units, is authorized to cause the Partnership to issue at any time Partnership Units of any class or series or other Securities, to the General Partner, to any Limited Partners or to other Eligible Persons, all without any consent or approval of the Limited Partners or any percentage thereof. The General Partner shall determine the consideration and terms and conditions with respect to any future issuance of Securities in a manner that it in good faith determines to be in the best interests of the Partnership, which classes or series of Securities, if any, shall have such designations, preferences, privileges, participation rights or other special rights and restrictions as shall be fixed by the General Partner and, if the Securities are Partnership Units may include, without limitation:

   (i) the allocation of Partnership income, gain, loss, deduction and credit to each class or series of Partnership Units, if any;

   (ii) the right of each class or series of Partnership Units to share in Partnership distributions;

   (iii) the rights of each class or series of Partnership Units upon dissolution and liquidation of the Partnership;

   (iv) the price at which and the terms and conditions upon which each class or series of Partnership Units may be redeemed by the Partnership, if any class or series is so redeemable;

   (v) the rate at which and the terms and conditions upon which each class or series of Partnership Units, if any, may be converted into another class or series of Partnership Units, as the case may be, if any class or series is so convertible;

   (vi) the terms and conditions upon which each class or series of Partnership Units, if any, will be issued and assigned or transferred; and

(vii) the right of each class or series of Partnership Units to vote on Partnership matters including matters relating to the relative designations, preferences, privileges, participation rights or other special rights and restrictions of such class or series, if any class or series is granted any voting rights,

provided, however, that in fixing the designations, preferences, privileges, participation rights or other special rights and restrictions of any class or series of Partnership Units, the General Partner shall act in a manner that it in good faith determines to be in the best interests of the Partnership.

(b) Upon or prior to the issuance of any new class or series of Partnership Units having designations, preferences, privileges, participation rights or other special rights and restrictions which shall not be identical to or more favourable than the designations, preferences, privileges, participation rights or other special rights and restrictions of the Class A Units or the Class B Units, the General Partner, without the consent at the time of any Limited Partner (each Limited Partner hereby consenting to any and each amendment), may amend any provision of this Agreement and, pursuant to the exercise of the power of attorney granted to the General Partner pursuant to Section 15.1, may execute, swear to, acknowledge, deliver, file and record such documents as the General Partner may determine necessary or appropriate in connection with such amendment in order to reflect the authorization and issuance of each class or series of Partnership Units or other Securities and the designations, preferences, privileges, participation rights or other special rights or restrictions thereof as to the matters set forth in Section 5.6(a).

(c) Subject to Section 5.6(e), the General Partner is also authorized, subject to the Partnership Act, to cause the Partnership to issue any other type of security including, without limitation, secured and unsecured debt obligations of the Partnership, debt obligations of the Partnership convertible into any class or series of Partnership Units that may be issued by the Partnership, or options, rights, warrants, appreciation rights or subscription rights relating to any class or series of Partnership Units, any debt obligations or any combination of any of the foregoing (collectively, "**Securities**") from time to time to the General Partner, to Limited Partners or to other Eligible Persons on terms and conditions established by the General Partner acting in a manner that it in good faith determines to be in the best interests of the Partnership.

(d) The General Partner shall do all such things as it deems to be appropriate or necessary to comply with the Partnership Act and is authorized and directed to do all things which it deems to be necessary or advisable in connection with any future issuance of Securities, including compliance with any statute, rule, regulation or guideline of any securities regulatory authority or other governmental authority, which shall or may have jurisdiction over the Securities or the issuance, sale or transfer thereof.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner shall not permit or cause the Partnership to issue Partnership Units or other Securities ranking ahead of or on a parity with the Class A Units or Class B Units as to loans, distributions, allocations of Net Income and Net Loss, liquidation or voting rights, other than the issuance, from time to time, of additional Class A Units or Class B Units, unless the General Partner is satisfied that the issuance of such Partnership Units or other Securities and the adherence to the preferences, privileges, participation rights and other special rights and restrictions, if any, thereof will not:

(i) prevent the allocations to the Class A Units and the Class B Units required under Article 7;

(ii) prevent the loans and distributions required under Article 8 in respect of the Class A Units and the Class B Units; or

(iii) adversely affect the rights of the holders of Class B Units under the rights, privileges, restrictions and conditions attaching to the Class B Units, including under the Voting and Exchange Trust Agreement.

5.7 No Pre-Emptive Rights

Except as the General Partner may otherwise provide in connection with the issuance of additional Securities pursuant to Section 5.6, and except as otherwise provided in this Agreement, no Partner shall have any pre-emptive, preferential or other similar right with respect to:

(a) additional Capital Contributions;

(b) issuance or sale of Partnership Units, whether unissued or held in treasury;

(c) issuance of any obligations, evidences of indebtedness or other Securities whether or not convertible into or exchangeable for or carrying or accompanied by any rights to receive, purchase or subscribe for, any Partnership Units, whether unissued or held in treasury;

(d) issuance of any right of, subscription to or right to receive, or any warrant or option for the purchase of, any of the foregoing Securities; or

(e) issuance or sale of any other Securities that may be issued or sold by the Partnership.

5.8 No Fractional Interests in the Partnership

No fractional Partnership Units or other interests in the Partnership may be issued by the Partnership or transferred by Partners.

5.9 Advances to Partnership

No Limited Partner shall be required to advance funds to the Partnership in excess of an amount equal to the Limited Partner's Capital Contribution. If any Limited Partner shall advance funds to the Partnership in excess of the Limited Partner's Capital Contribution, the making of the advances shall not result in any increase in the Capital Contribution of the Limited Partner. The amounts of any such advances in excess of such Partner's Capital Contribution shall be a debt of the Partnership to the Limited Partner and shall be payable or collectible only out of the Partnership Assets in accordance with the terms and conditions upon which the advances are made. Default by the Partnership in repayment of such an advance shall not give the Limited Partner the right to demand or receive the return of any part of the Capital Account or Capital Contributions of such Limited Partner.

5.10 No Additional Contribution

Each Partnership Unit on issuance shall be fully paid and shall not be subject to any assessment for additional Capital Contributions.

5.11 Subdivision or Consolidation of Partnership Units

Without limitation to Section 3.2 of Schedule A hereto, the General Partner may at any time subdivide or consolidate any class or series of the Partnership Units on such basis as the General Partner in its discretion may determine provided that the General Partner shall only subdivide, redivide, reduce, combine, consolidate or change then outstanding Class B Units into a greater or lesser number of Class B Units if an equivalent change has been made concurrently in the Focus Units. After any subdivision or consolidation, the General Partner shall give to each Limited Partner such notice thereof as the General Partner in its discretion may consider reasonable in the circumstances.

5.12 General Partnership Interests

No certificate shall be issued to evidence the General Partnership Interest.

5.13 Unit Certificates

The General Partner shall, within 10 days after a Person becomes a Limited Partner, issue to such Limited Partner a copy of a Unit Certificate indicating that the registered holder thereof is the owner of the number of Partnership Units set out thereon and the original Unit Certificates shall be deposited with the Transfer Agent and may only be released upon a direction by the General Partner. Each Unit Certificate shall be signed by at least one officer or director of the General Partner. The General Partner, upon request by a transferee (a "**Transferee**") that is permitted in accordance with this Agreement, shall issue a new Unit Certificate for any Partnership Units transferred (which certificate shall be deposited with the Transfer Agent and may only be released upon a direction by the General Partner). In the case of a transfer of less than all of the Partnership Units represented by a Unit Certificate, the General Partner, upon request by the transferor, shall issue and deposit with the Transfer Agent a new Unit Certificate for the balance of the Partnership Units retained by the transferor which may only be released upon a direction by the General Partner. The Unit Certificates evidencing the Class B Units shall contain or have affixed thereto such further legend as is provided in Section 14.1 of Schedule A hereto. The provisions of this Section 5.13 dealing with the deposit and legending of Unit Certificates shall not apply to certificates representing Class B Units acquired by Focus pursuant to the Exchange Right or to any transferee thereof.

5.14 Replacement, Cancellation

The General Partner may, in its discretion, direct the Transfer Agent to issue a new Unit Certificate in lieu of and upon cancellation of a Unit Certificate that has been mutilated or in substitution of a Unit Certificate that has been lost, apparently destroyed or wrongfully taken, upon payment of such fee and on such terms as to indemnification, reimbursement of expenses, and evidence of loss and of title as the General Partner and the Transfer Agent may from time to time prescribe which Unit Certificates will be held as provided in Section 5.13.

5.15 Restriction on Transfers

No holder of Class B Units may sell, assign, encumber, grant a security interest in, cause the Partnership to redeem or otherwise dispose of or transfer (or permit any of the foregoing to occur) whether voluntarily or involuntarily or otherwise (any such transaction being hereinafter called a "**Transfer**") its Class B Units, except in accordance with operation of law or with respect to a re-registration of Unit Certificates evidencing Class B Units that does not involve a change in beneficial ownership. Notwithstanding the foregoing, the General Partner may refuse to recognize any Transfer of Class B Units if such Transfer fails to comply with Section 5.17 or if, in the opinion of the General Partner, such Transfer might result in the termination of the Partnership, a lien or charge on the properties of the Partnership or a breach of applicable Securities Legislation or if the transferee is a Non-Resident; and provided further that if any Limited Partner proposes a Transfer of all the Class B Units held by that Limited Partner then, unless the General Partner otherwise agrees, the Limited Partner will only be permitted to transfer all but one Class B Unit and such Class B Unit shall continue to be held by that Limited Partner until the first day of the Fiscal Year immediately following the Fiscal Year in which such Transfer occurs.

5.16 Exception

Nothing contained in this Agreement shall prohibit or prevent:

(a) a Limited Partner from Transferring Class B Units to the Partnership, FCT or Focus pursuant to the rights, privileges, restrictions and conditions attaching to the Class B Units, including under the Voting and Exchange Trust Agreement;

(b) a Partner from mortgaging, charging, assigning, pledging, hypothecating or granting a security interest in or otherwise encumbering any or all of its General Partnership Interest or Class A Units as security for any one or more bona fide loans to, guarantees given by or any other present and future indebtedness, liabilities or other obligations of such Partner to another Person provided the General Partner has directed the release, pursuant to Section 5.13, of the Class A Units which are the subject of such security;

(c) the holder of any mortgage, charge, assignment, pledge, hypothecation, security interest or other encumbrance permitted by Section 5.16(b) from taking all such steps as may be necessary or desirable to exercise or enforce its rights and remedies under and realize upon the security of any such mortgage, charge, assignment, pledge, hypothecation, security interest or other encumbrance; or

(d) the completion of any sale or transfer of any or all of the General Partnership Interest or Class A Units of a Partner to any Person pursuant to any enforcement or realization of security contemplated by Section 5.16(b) provided such transferee provides the General Partner with the acknowledgment in writing provided for in Section 5.17(c),

provided that, in the case of (b), (c) or (d) above, the Person, holder or transferee, respectively, is not a Non-Resident.

5.17 Requirements for Transfer

No Transfer of Partnership Units shall be effective or shall be registered on the register of transfers of the Partnership maintained by the Transfer Agent except upon delivery to the Transfer Agent of:

(a) the Unit Certificate(s) representing such Partnership Units (if not already held by the Transfer Agent) and a stock power of attorney in form acceptable to the Transfer Agent, duly endorsed for Transfer by the transferor to the Transferee;

(b) such assurance or evidence of signatures, identifications or authority to Transfer the Partnership Units as the Transfer Agent may from time to time prescribe;

(c) acknowledgment in writing from the Transferee agreeing to be bound by the terms of this Agreement and to assume all obligations of the transferor under this Agreement that pertain to the Partnership Units being transferred in a form acceptable to the General Partner;

(d) evidence, acceptable to the General Partner, that the Transferee is an Eligible Transferee;

(e) confirmation that the provisions of all applicable Securities Legislation are being complied with, in a form acceptable to the General Partner;

(f) a power of attorney and certificate of assumption in form acceptable to the General Partner, duly executed by the Transferee; and

(g) a cheque to the General Partner for such amount as the General Partner determines is necessary to pay any expenses incurred by the Partnership in respect of the Transfer including, without limitation, any land transfer taxes payable in any jurisdiction as a result of such Transfer provided that, if the amount of any taxes payable by the Partnership as a result of such Transfer is determined subsequently and such amount as subsequently determined exceeds the amount previously paid by the transferring holder, the difference shall, on written notice by the General Partner to such transferring holder, be payable immediately by such transferring holder to the Partnership.

ARTICLE 6
CAPITAL CONTRIBUTION AND ACCOUNTS

6.1 Capital Subscription

Subject to Section 5.6, the General Partner may raise capital for the Partnership by selling and issuing Partnership Units and may determine the terms and conditions of any such sale and issuance and may do all things in that regard including preparing and filing a preliminary prospectus and a prospectus, or an offering memorandum, and such other documents as may be necessary or advisable, paying the expenses of issuing and entering into agreements with any Person providing for a commission or fee in respect of such sale, either to agents or purchasers provided that no

subscription for Partnership Units may be made or shall be accepted for less than that number of Partnership Units necessary to comply with prospectus exemption requirements of applicable Securities Legislation in the provinces or territories of Canada in which Partnership Units are offered for sale.

6.2 Contribution of Limited Partners

The Capital Contribution of each Limited Partner shall be the subscription price for Partnership Units paid by such Limited Partner. Where the subscription price for Partnership Units is satisfied by the delivery of assets, securities or other property, the amount of the Capital Contribution of the Limited Partner contributing such assets, securities or other property shall be the amount determined by the General Partner, in its sole discretion; provided that, in the case of Class A Units and Class B Units issued pursuant to the Plan, the Capital Contribution in respect of each such Class A Unit or Class B Unit shall be equal to the Trust Unit Fair Market Value (as defined in the Plan).

6.3 Contribution of the General Partner

The General Partner shall have no obligation to contribute to the capital of the Partnership. The foregoing shall not be interpreted to prevent the General Partner or officers, directors, shareholders and other parties related to the General Partner from subscribing for or otherwise acquiring Partnership Units.

6.4 Separate Capital Accounts

The General Partner shall maintain a separate capital account (a "**Capital Account**") for each Partner and shall, on receipt of an amount in respect of a Capital Contribution, credit the Capital Account of such Partner with such Capital Contribution and shall debit the Capital Account of such Partner with the amount of any Capital Contribution actually returned from time to time by the Partnership to the Partner. The interest of a Partner in the Partnership shall not terminate by reason of there being a negative or nil balance in the Partner's Capital Account. Where a Person holds Partnership Units of different classes or series, the Partnership shall maintain a separate Capital Account for such Person in respect of each class or series of Partnership Units in like manner as if the Partnership Units were held by a separate Person and any reference in this Agreement shall be deemed to be a reference to the Capital Account or Capital Accounts as the context requires.

6.5 Separate Current Accounts

A separate current account ("**Current Account**") shall be established and maintained by the General Partner for each Partner, and all allocations of Net Income or Net Loss, including allocations under Article 7, shall be credited or debited, as the case may be, to the Current Account of the Partner for whom the allocation was made. Where a Person holds Partnership Units of different classes or series, the Partnership shall maintain a separate Current Account for such Person in respect of each class or series of Partnership Units in like manner as if the Partnership Units were held by a separate Person and any reference in this Agreement shall be deemed to be a reference to the Current Account or Current Accounts as the context requires. No Limited Partner shall be responsible for any losses of any other Limited Partner, nor share in the allocation of Net Income or Net Loss attributable to the Partnership Units of any other Limited Partner.

6.6 No Interest Payable

No Partner shall be entitled to receive interest on the amount of its Capital Account or any balance in its Current Account from the Partnership and no Partner shall be liable to pay interest to the Partnership on any negative balance in its Capital Account or on any negative balance in its Current Account. No Partner shall be entitled to withdraw any funds from the Capital Account or Current Account maintained for such Partner except in compliance with this Agreement.

6.7 Return of Capital

Except upon dissolution of the Partnership or as otherwise specifically provided in this Agreement, no Partner shall have any right to demand or to receive the return of any part of the Capital Account or Capital Contributions of the

Partner. Notwithstanding the foregoing, in the event any distribution required to be made pursuant to this Agreement to any Partner is in excess of the balance in the Current Account maintained for such Partner, the excess shall be paid from the Capital Account maintained for such Partner and the Certificate shall be amended to reflect the return of capital to the Partner.

ARTICLE 7
ALLOCATION OF INCOME AND LOSS

7.1 Allocation of Net Income

Net Income of the Partnership for a particular Fiscal Year shall be allocated as follows:

(a) as to an amount equal to .001% thereof, to the General Partner;

(b) as to an amount equal to all expenses of Focus or FCT properly deductible under the Tax Act, and net of any income earned by Focus or FCT, in computing the respective income of Focus or FCT, as the case may be, for the fiscal year of each that coincides with the particular Fiscal Year (other than amounts deductible under subsection 104(6) of the Tax Act), rateably among the holders of Class A Units in accordance with the number of Class A Units held thereby;

(c) to each Person who holds, or at any time in that Fiscal Year held, Class B Units, an amount with respect to each Class B Unit held by such Person at any time in that Fiscal Year equal to the amount determined by the following formula:

$$RNE \times \frac{DPP}{AD}$$

where:

RNE is the remaining Net Income of the Partnership for that Fiscal Year after deducting the amounts referred to in Sections 7.1(a) and (b);

DPP is the aggregate of the amounts, for each Focus Record Date during that particular Fiscal Year on which such Person held Class B Units, each of which is the product of the amount per Focus Unit of the distribution in respect of such Focus Record Date and the number of Class B Units held by the Person on that date; and

AD is the aggregate of the amounts, for each Focus Record Date during that particular Fiscal Year, each of which is the product of the amount per Focus Unit of the distribution in respect of such Focus Record Date and the number of Class B Units and Focus Units outstanding on that date; and

(d) as to any balance of the Net Income of the Partnership for that Fiscal Year, rateably among the holders of Class A Units in accordance with the number of Class A Units held thereby.

For greater certainty, a former holder of Class B Units shall be allocated income for the purposes of subsection 96 (1.01) (or if that subsection has not been enacted, subsection 96 (1.1)) of the Tax Act on the basis determined above.

7.2 Allocation of Net Losses

All Net Losses of the Partnership for any Fiscal Year shall be allocated to the holders of Class A Units and Class B Units pro rata in accordance with their holdings of Class A Units and Class B Units.

7.3 Allocation of Income and Loss for Tax Purposes

The income or loss for tax purposes of the Partnership for any Fiscal Year and all other amounts allocable for tax purposes shall be allocated to the Partners in the same manner as the Net Income or Net Loss of the Partnership is allocated to the Partners for that year.

7.4 Tax and Other Information

In accordance with the Tax Act, the General Partner will provide each Limited Partner with information on Net Income and Net Losses of the Partnership.

ARTICLE 8
LOANS AND DISTRIBUTIONS

8.1 Loans and Distributions on Class B Units

A holder of a Class B Unit shall be entitled to receive and the General Partner shall, subject to applicable law, make loans and pay distributions on each Class B Unit as set forth in Article 3 of Schedule A hereto. Such loans shall be paid out of money, assets or property of the Partnership properly applicable to the making of loans.

8.2 Distributions on Class A Units

A holder of Class A Units shall be entitled to receive and the General Partner shall, subject to applicable law, from time to time pay distributions on each Class A Unit as the General Partner determines. Such distributions shall be paid out of money, assets or property of the Partnership properly applicable to the payment of distributions or out of authorized but unissued Class A Units, as applicable.

8.3 Distributions to the General Partner

The General Partner shall be entitled to receive and the General Partner shall, subject to applicable law, pay itself from the assets of the Partnership a distribution in each Fiscal Year equal to .001% of the Net Income of the Partnership. Such distributions shall be paid out of money, assets or property of the Partnership properly applicable to the payment of distributions.

8.4 Payment

The Partnership shall issue or cause to be issued cheques payable upon presentation in respect of any cash loans or distributions contemplated by Sections 8.1 to 8.3 hereof and the sending of such a cheque to each Partner entitled to such loan or distribution shall satisfy the cash loans or distributions represented thereby unless the cheque is not paid on presentation. Unit Certificates registered in the name of the registered holder of Class A Units or Class B Units shall be issued or transferred in respect of any Class A Unit or Class B Unit, as the case may be, distribution and the sending of a copy of such a Unit Certificate to each holder of a Class A Unit or Class B Unit, as the case may be, (and the deposit of the original of such certificate with the Transfer Agent), as applicable, shall satisfy the Class B Unit distributions represented thereby. Any other type and amount of property in respect of any loans or distributions shall be issued, distributed or transferred by the Partnership in such manner as the General Partner shall determine and the issuance, distribution or transfer thereof by the Partnership to each holder of a Class B Unit shall satisfy the loans or distributions represented thereby. No holder of a Class B Unit shall be entitled to recover by action or other legal process against the Partnership any cash loan or distribution that is represented by a cheque that has not been duly presented for payment or that otherwise remains unclaimed for a period of six years from the date on which such loan or distribution was payable.

8.5 Partial Payment

If on any advance or payment date for any loans or distributions declared under Sections 8.1, 8.2 or 8.3, the loans or distributions are not paid in full on all of the Partnership Units or the General Partnership Interest then outstanding

and entitled to receive such a loan or distribution, any such advances or distributions that remain unadvanced or unpaid shall be advanced or paid on a subsequent date or dates determined by the General Partner on which the Partnership shall have sufficient money, assets or property properly applicable to the advancement of such loans or payment of such distributions, as the case may be.

8.6 Right of Set-Off

The General Partner may, in its sole discretion, set-off and apply any sums otherwise payable to a Partner as a distribution hereunder against any amounts due to the Partnership from such Partner.

8.7 Borrowings by Holders of Class A Units

The holders of Class A Units shall be entitled, upon written request therefor to the General Partner, to borrow from the Partnership such amount as may be agreed to by the Limited Partners and the General Partner and subject to the holders of Class A Units entering into a full recourse grid note lending agreement with the Partnership which agreement shall include the following terms and conditions:

(a) the principal amount to be lent by the Partnership to the Limited Partner shall not exceed the estimated cash distribution by the Partnership to such Limited Partner on its Class A Units during the term of the loan;

(b) the loan shall be interest free;

(c) the loan shall be repaid in full on the 1st day of the taxation year following the year in which the loan was made and the Limited Partner may (subject to the provision of Section 8.7(e)) elect to repay the loan by requesting that the Partnership set-off against the Capital Account of the Limited Partner an amount equal to the loan;

(d) if the balance in the Capital Account is less than the amount of the loan, the Limited Partner shall forthwith pay to the Partnership the difference between the loan amount and the amount of the Capital Account and if the Capital Account is greater than the loan, the Partnership shall forthwith pay to the Limited Partner the difference between the amount of the Capital Account and the loan amount;

(e) as security for the Limited Partner's obligations to the Partnership, the Limited Partner's cash distributions while the loan is outstanding shall be credited to such Limited Partner's Capital Account; and

(f) such other terms and conditions as the General Partner or Limited Partner, acting reasonably, may decide are necessary.

8.8 Loan Accounts

A separate loan account ("**Loan Account**") shall be established and maintained by the General Partner for each Partner, and all amounts loaned (including loans pursuant to Section 3.1 of Schedule A hereto) and all amounts paid in respect thereof (including amounts set off in respect of such loans) shall be debited or credited, as the case may be, to the Loan Account of the Partner to whom the loan or payment was made. Where a Person holds Partnership Units of different classes or series, the Partnership shall maintain a separate Loan Account for such Person in respect of each class or series of Partnership Units in like manner as if the Partnership Units were held by a separate Person and any reference in this Agreement shall be deemed to be a reference to the Loan Account or Loan Accounts as the context requires. No Limited Partner shall be responsible for any amounts owed by any other Limited Partner.

8.9 Withholdings

The Partnership shall be entitled to deduct and withhold from any loan, distribution or consideration otherwise payable to any holder of Partnership Units hereunder such amounts as the Partnership is required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, in each case, as amended. To the extent that any amounts are so withheld, such withheld amounts shall be

treated for all purposes hereof as having been paid to the holder of the Partnership Units in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Partnership is hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Partnership to enable it to comply with such deduction or withholding requirement and the Partnership shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 9
SUPPORT AGREEMENT AND VOTING AND EXCHANGE TRUST AGREEMENT

9.1 Support Agreement and Voting and Exchange Trust Agreement

The Partnership will, on or before the Effective Date, enter into the Voting and Exchange Trust Agreement. The Partnership will, on or before the Effective Date, enter into the Support Agreement whereunder the parties agree to use their best efforts to ensure that the Partnership has sufficient financial resources (including Focus Units) to permit it to declare and pay loans and distributions on the Class B Units in accordance with Section 8.1 hereof.

9.2 Further Actions

The General Partner on behalf of the Partnership will take all such actions and do all such things as shall be necessary or advisable to perform and comply with all applicable provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to the Partnership and the holders of Class B Units in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Partnership and the holders of Class B Units all rights and benefits in favour of the Partnership and the holders of Class B Units under or pursuant to the Support Agreement and the Voting and Exchange Trust Agreement.

ARTICLE 10
VOTING RIGHTS

10.1 Voting Rights

Subject to Article 16 and except as otherwise provided herein, the holders of Class B Units shall not be entitled as such to receive notice of or to attend any meeting of the Partners or to vote at any such meeting.

10.2 Approval for Change to Class or Series of Partnership Units

Except as set forth in Article 11 of Schedule A hereto, the rights, privileges, restrictions and conditions attaching to any class or series of Partnership Units may only be added to, changed or removed with the approval of the holders of the Partnership Units of such class or series given as specified in Section 10.3.

10.3 Evidence of Approval

Any approval given by the holders of any class or series of Partnership Units to add to, change or remove any right, privilege, restriction or condition attaching to such class or series of Partnership Units or any other matter requiring the approval or consent of the holders of the Partnership Units of any class or series shall be deemed to have been sufficiently given, other than in respect of holders of Class B Units, if it shall have been approved by an Ordinary Resolution.

10.4 Interested Parties

Partnership Units owned by a Limited Partner who is party to a contract or proposed contract or who has a material interest in a contract, proposed contract or transaction (either directly or indirectly, including through an affiliate) which is the subject matter of a resolution shall not be entitled to a vote on such resolution; provided, however, that

a Limited Partner shall be deemed not to have a material interest in a contract, proposed contract or transaction if the interest arises merely from the ownership of Partnership Units where the Limited Partner will have or receive no extra or special benefit or advantage not shared or enjoyed on a pro rata basis by all other Limited Partners.

10.5 Resolutions Binding

Any resolution passed in accordance with this Agreement will be binding on all the Partners and their respective heirs, executors, administrators, successors and assigns, whether or not any such Partner was present in Person or voted against any resolution so passed.

ARTICLE 11
REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARTNERS

11.1 Representations and Warranties of the General Partner

The General Partner hereby represents and warrants to the Limited Partners that:

(a) it is a corporation duly incorporated under the laws of Alberta and it is and shall continue to be duly existing and in good standing under the laws of any jurisdiction in which it carries on business;

(b) it has and shall continue to have the capacity to act as the General Partner and its obligations herein do not conflict with or constitute a default under its constating documents or any agreement by which it is bound;

(c) it holds and shall maintain the registrations necessary for the conduct of its business and it has and shall continue to have the licenses and permits necessary to exploit the Business; and

(d) this Agreement constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

11.2 Covenants of the General Partner

The General Partner hereby covenants that:

(a) subject to Section 4.2 hereof, it will maintain the registrations necessary for the conduct of its business and will have the licences and permits necessary to carry on the Business in all jurisdictions where the activities of the Partnership require such licensing or other form of registration;

(b) it will not take any action, or permit any action to be taken, to cause the Partnership to not be a "Canadian partnership" as defined in the Tax Act;

(c) it will make in a timely manner all filings respecting the Partnership which may be required to be made pursuant to the terms of this Agreement or applicable laws; and

(d) it will exercise the powers conferred upon it hereunder in furtherance of the Business and will devote such time and appropriate personnel to the conduct of the affairs of the Partnership as may be reasonably required for the proper management of the affairs of the Partnership.

11.3 Representations and Warranties of Limited Partners

Each Limited Partner represents and warrants to each of the General Partner and to all the other Limited Partners that:

(a) if an individual, the Limited Partner has attained the age of majority and has the legal capacity and competence to execute this Agreement and to take all actions required pursuant hereto;

(b) if not an individual, the Limited Partner has the legal power and capacity to execute this Agreement and to take all actions required pursuant hereto and all necessary approvals by directors, shareholders and members of the Limited Partner, or otherwise, have been given to authorize it to execute this Agreement and to take all actions required pursuant hereto; and

(c) the Limited Partner, or any other beneficial owner of the Partnership Units registered in its name, is not a Non-Resident and is not a Tax-Exempt.

11.4 Covenants of Limited Partners

Each of the Limited Partners hereby covenants that it will ensure that its status as described above will not be modified and it will not transfer its Partnership Units in whole or in part to any Person who would be unable to make such representations and warranties.

11.5 Validity Beyond Execution

The representations, warranties and covenants contained in this Article 11 shall remain valid after execution of this Agreement and each party shall ensure that each representation and warranty made by such party shall remain true as long as it remains a Partner.

ARTICLE 12
LIABILITIES OF THE PARTNERS AND INDEMNITIES

12.1 Liability of General and Limited Partners

(a) The General Partner shall have unlimited liability for the debts, liabilities and obligations of the Partnership. The General Partner will not be liable to the Limited Partners for any mistakes or errors in judgment, or for any act or omission believed by it in good faith to be within the scope of the authority conferred upon it by this Agreement (other than an act or omission which is in contravention of this Agreement or which results from or arises out of negligence or wilful misconduct in the performance of, or wilful disregard of, the obligations or duties of the General Partner under this Agreement) or for any loss or damage to any of the property of the Partnership attributable to an event beyond the control of the General Partner or its affiliates.

(b) Subject to applicable law, the liability of each Limited Partner for the undertakings, liabilities and obligations of the Partnership will be limited to the amount of such Limited Partner's Capital Contribution plus his or her pro rata share of any undistributed Net Income of the Partnership. Except as provided in Sections 12.1(d) and (e), a Limited Partner will have no further personal liability and, following payment in full of the subscription price for Partnership Units it has agreed to purchase, a Limited Partner will not be liable for any further calls or assessments or further contributions to the Partnership.

(c) The Limited Partners acknowledge the possibility that, among other reasons, they may lose their limited liability:

   (i) to the extent that the principles of Canadian law recognizing the limitation of liability of limited partners have not been authoritatively established with respect to limited partnerships formed under the laws of one province but operating, owning property or incurring obligations in another province;

   (ii) by taking part in the control or management of the Business; or

(iii) as a result of false statements in the public filings made pursuant to the Partnership Act, in which case they may be liable to third parties.

(d) Subject to Section 4.2 hereof, the General Partner will cause the Partnership to be registered as an extra-provincial limited partnership in those jurisdictions in which the Partnership operates, owns property, incurs obligations or otherwise carries on business, to keep such registrations up to date, and to otherwise comply with the relevant legislation of such jurisdictions. To ensure, to the greatest extent possible, the limited liability of the Limited Partners with respect to activities carried on by the Partnership in any jurisdiction where limitation of liability may not be recognized, the General Partner will cause the Partnership to operate, if at all, in such a manner as the General Partner, on the advice of counsel to the Partnership, deems appropriate.

(e) Each Limited Partner shall indemnify and hold harmless the Partnership, the General Partner and each other Limited Partner from and against all losses, liabilities, expenses and damages suffered or incurred by the Partnership, the General Partner or the other Limited Partners by reason of misrepresentation or breach of any of the representations, warranties or covenants of such Limited Partner as set out in Sections 11.3 and 11.4.

12.2 Indemnity of Limited Partners

(a) The General Partner shall indemnify and hold harmless each Limited Partner from any and all losses, liabilities, expenses and damages suffered by such Limited Partner where the liability of such Limited Partner is not limited, provided that such loss of limited liability was caused by the negligence or wilful misconduct by the General Partner in the performance of, or wilful disregard or breach by the General Partner of, the obligations or duties of the General Partner under this Agreement. Such indemnity shall apply only with respect to losses in excess of the Capital Contribution of the Limited Partner. The General Partner shall also indemnify and hold harmless the Partnership and each Limited Partner from any costs, damages, liabilities, expenses or losses suffered or incurred by the Partnership and/or the Limited Partner, as the case may be, resulting from or arising out of negligence or wilful misconduct by the General Partner in the performance of, or wilful disregard or breach by the General Partner of, the obligations or duties of the General Partner hereunder.

(b) The amount of any such indemnity shall be limited to the extent of the assets of the General Partner and shall under no circumstance include the assets of the General Partner's parent or any affiliate of the General Partner. Except as specifically provided for in this Section 12.2, the General Partner shall not otherwise be called upon or be liable to indemnify the Partnership or any Limited Partner.

12.3 Costs of Litigation

In any action, suit or other proceeding commenced by a Limited Partner against the General Partner, other than a claim for indemnity under Section 12.2(a), the Partnership shall bear the reasonable expenses (including legal fees on a solicitor and his own client basis) of the General Partner in such action, suit or other proceedings in which or in relation to which the General Partner is adjudged not to be in breach of any duty or responsibility imposed upon it hereunder, otherwise such costs will be borne by the General Partner.

12.4 Relationship - No Representations

The General Partner will not have or represent that it has the authority or power, as agent or otherwise, to act for or to undertake or create any obligation or responsibility, express or implied, on behalf of, or in the name of any of the other Partners or the Partnership, except as specifically provided herein and then only to achieve the objectives and purposes of the Partnership set out in this Agreement.

12.5 Indemnity of Officers of Partnership

The Partnership shall indemnify and hold harmless each officer of the Partnership from any and all losses, liabilities, expenses and damages suffered by such officer where liability of such officer is not limited as a result of having taken part in the control or management of the Business or having exercised any power in connection therewith.

12.6 Costs of Litigation

In any action, suit or other proceeding commenced against a director or officer of the General Partner, the Partnership shall bear the reasonable expenses (including legal fees on a solicitor and his own client basis) of such director or officer in such action, suit or other proceedings and unless otherwise agreed to, such director or officer shall have carriage of any such action, suit or other proceeding and shall be entitled to counsel of his or her choice.

ARTICLE 13
FUNCTIONS AND POWERS OF THE PARTNERS

13.1 Exclusive Authority

The General Partner shall have exclusive authority to administer, manage conduct, control and operate the business and affairs of the Partnership, to make all decisions regarding the Business and to bind the Partnership. No Limited Partner in its capacity as such shall:

(a) take part in the control or management of the Business or exercise any power in connection therewith;

(b) execute any document on behalf of the Partnership;

(c) represent that it has authority to bind the Partnership;

(d) have any authority to act for, bind or undertake any obligation or responsibility on behalf of the Partnership or any other Partner;

(e) except as provided in Section 16.2, propose any Extraordinary Resolution for approval by the holders of Class B Units unless there are, at the time, no general partners of the Partnership;

(f) bring any action for partition or sale or otherwise, in connection with the Partnership or any interest in any Partnership Assets or register or permit to be filed, registered or remain undischarged any lien or charge in respect of any Partnership Assets;

(g) compel or seek a partition, judicial or otherwise, of any of the Partnership Assets distributed or to be distributed to the Partners in kind; or

(h) take any action which will jeopardize or eliminate the status of the Partnership as a limited partnership,

except that the General Partner may do the foregoing in its capacity as a general partner of the Partnership, notwithstanding that it may also be a Limited Partner.

13.2 Rights, Powers and Obligations of the General Partner

The General Partner will have all of the rights, powers and obligations that may be possessed by a general partner pursuant to the Partnership Act and such rights, powers and obligations otherwise conferred by law and under this Agreement. Any action taken by the General Partner in the name of or on behalf of the Partnership shall be deemed to be an act of and shall bind the Partnership. Without limiting the foregoing, the General Partner shall be vested with the power and authority for and on behalf of and in the name of the Partnership to:

(a) carry out all of the Partnership's obligations under:

(i) the Arrangement Agreement;

(ii) the Support Agreement, the Voting and Exchange Trust Agreement and the Administration Agreement; and

(iii) all other agreements which require execution by or on behalf of the Partnership involving matters or transactions which are within the ordinary course of the Partnership's Business;

(b) open and manage bank accounts in the name of the Partnership and to name signing officers for these accounts and to borrow funds in the name of the Partnership and to spend the capital of the Partnership in the exercise of any right or power possessed by the General Partner. The General Partner shall have the right to secure a line of credit with established financial institutions for the benefit of the Partnership;

(c) manage, control and develop all the activities of the Partnership and to take all measures necessary or appropriate for the Business or ancillary thereto (including without limitation to exercise any and all voting rights held directly or indirectly by the Partnership in an FLP Subsidiary (subject to Section 4.1(b)), or any other affiliate or associate of the Partnership);

(d) conclude agreements with third parties so that services may be rendered to the Partnership in the normal course of its affairs;

(e) manage, administer, conserve, develop, operate and dispose of (subject to the provisions of Section 18.1(b)) any and all Partnership Assets and in general to engage in any and all phases of Business;

(f) employ such Persons necessary or appropriate to carry out the Business and affairs of the Partnership and/or to assist it in the exercise of its powers and the performance of its duties hereunder and to pay such fees, expenses, salaries, wages and other compensation to such Persons as the General Partner in its sole discretion shall determine;

(g) make any and all expenditures and payments which, in its sole discretion, the General Partner deems necessary or appropriate in connection with the management of the business and affairs of the Partnership and the carrying out of its obligations and responsibilities under this Agreement, including, without limitation:

(i) all legal, accounting and other related expenses incurred in connection with the organization and financing of the Partnership; and

(ii) the fees payable to the General Partner;

(h) file any income tax and annual returns required by any governmental or like authority, including (on behalf of itself and each Limited Partner) the information return required each year under Regulation 229 to the Tax Act;

(i) make, on behalf of each and every Limited Partner, all elections under the Tax Act and any provincial taxing statute;

(j) keep adequate books and records reflecting the activities of the Partnership;

(k) subject to the provisions of Article 5, admit any Person as a Limited Partner;

(l) appoint and rescind the appointment of agents of the Partnership and grant and revoke powers of attorney of the Partnership;

(m) commence and/or defend any and all actions and/or proceedings in connection with the Partnership;

(n) execute any and all deeds, documents and instruments and to do all acts as may be necessary or desirable, in the opinion of the General Partner, to carry out the intent and purpose of this Agreement;

(o) borrow money in the name of the Partnership from time to time as the General Partner may determine, without limitation or regard to the amount, cost or conditions of repayment of such loan;

(p) give guarantees in the name of the Partnership in respect of the present and future indebtedness, liabilities and obligations of any of its direct or indirect subsidiaries or affiliates to any third party;

(q) mortgage, charge, assign, hypothecate, pledge or otherwise create a security interest in or otherwise encumber any or all of the property, assets and undertaking of the Partnership, whether now owned or hereafter acquired, to secure any present and future borrowings and related expenses of the Partnership or any one or more guarantees given by the Partnership and to sell all or any of such property pursuant to a foreclosure under or other realization upon the foregoing encumbrances; and

(r) provide to any Person holding any property or assets, or any interest therein, as trustee or agent for and on behalf of the Partnership any and all consents, authorizations and directions on behalf of the Partnership as may be necessary or desirable in connection with the granting of any mortgage, charge, assignment, hypothecation, pledge or other encumbrance of or security interest in any or all of such property or assets as are held in such capacity for and on behalf of the Partnership;

and, without limiting the generality of the foregoing, shall have the power and authority to enter into the Arrangement Agreement, the Support Agreement, the Voting and Exchange Trust Agreement and the Administration Agreement.

13.3 Authority of the General Partner

No Person dealing with the Partnership or the General Partner purporting to act in the name or on behalf of the Partnership shall be required to enquire into the authority of the General Partner to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership.

13.4 Advances and Loans to Partnership

The General Partner may advance or loan to the Partnership the funds which may be necessary for the payment of administrative expenses of the Partnership. The rate of interest and any other expense relating to such advances or borrowing shall correspond to that which the General Partner pays in relation to borrowings from its principal lenders, but shall never surpass that which the Partnership could obtain from recognized financial establishments with respect to similar borrowings. In addition, the General Partner may guarantee certain obligations of the Partnership provided that in no event will funds advanced to the Partnership pursuant to any such guarantee be disbursed by the Partnership to the Limited Partners.

13.5 Delegation and Termination

The General Partner may contract with any Person to carry out any of the duties of the General Partner hereunder and may delegate to such Person any power and authority of the General Partner hereunder, including pursuant to the Administration Agreement, but no such contract or delegation will relieve the General Partner of any of its obligations hereunder.

13.6 Exercise of Good Faith

(a) The General Partner, except to the extent that it is permitted to do otherwise by acting in accordance with the provisions regarding the resolutions of conflicts of interest set out in Section 13.9, shall exercise its powers and discharge its duties and obligations hereunder honestly, in good faith, and in what it reasonably believes to be the best interests of the Limited Partners and the Partnership and shall, in discharging its

duties, exercise the degree of care, diligence and skill that a reasonably prudent and qualified manager would exercise in similar circumstances; provided that the best interests of the holders of Class B Units shall be deemed to be protected if the exercise of its powers and the discharge of its duties by the General Partner will neither prevent the distributions that Section 8.1 requires in respect of the Class B Units nor adversely affect the rights of the holders of Class B Units under the Support Agreement.

(b) During the existence of the Partnership, the officers of the General Partner shall devote such time and effort to the Business as may be necessary to promote adequately the interests of the Partnership and the interests of the Limited Partners.

13.7 Indemnification

The Partnership shall indemnify the General Partner against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by it, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which it is made a party by reason of being or having been the General Partner if:

(a) the General Partner has acted honestly, in good faith and in a manner that is in the best interests of the Partnership and in accordance with its fiduciary obligations to the Partnership; and

(b) the conduct of the General Partner does not constitute negligence or wilful misconduct.

13.8 Exception

The Partnership shall not incur the cost of that portion of liability insurance which insures the General Partner for any liability for which the General Partner is not permitted to be indemnified under Section 13.7.

13.9 Resolution of Conflicts of Interest

Unless otherwise expressly provided in this Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its respective affiliates, on the one hand, and the Partnership, or any Limited Partner on the other hand, any resolution or course of action by the General Partner in respect of such conflict of interest shall be permitted and deemed approved by all Limited Partners, and shall not constitute a breach of this Agreement, or of any standard of care or duty stated or implied by applicable law, if the resolution or course of action is fair and reasonable to the Partnership. The General Partner shall be authorized in connection with the resolution of any conflict of interest to consider:

(a) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests;

(b) any customary or accepted industry practices;

(c) any applicable generally accepted accounting principles; and

(d) such additional factors as the General Partner determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances.

Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall be deemed to be fair and reasonable, shall be deemed to be in, or not opposed to, the best interests of the Partnership, and shall not constitute a breach of this Agreement or a breach of any standard of care or duty imposed herein or stated or implied under the Partnership Act or any other applicable law.

ARTICLE 14
ACCOUNTING AND REPORTING

14.1 Fiscal Year

The fiscal year of the Partnership will end on December 31 in each year or as the General Partner may otherwise determine. Each such fiscal year is herein referred to as a "**Fiscal Year**".

14.2 Books and Records

The General Partner shall keep, during the term of the Partnership and for a period of six years thereafter, at the principal place of business of the Partnership, proper and complete records and books of account reflecting the assets, liabilities, income and expenditures of the Partnership and a register listing the names and addresses of all the Limited Partners and the number of Partnership Units held by each of them.

14.3 Register

The General Partner shall maintain, or appoint the Transfer Agent to maintain, a register of Partners (the "**Register**") in which every Person to whom a Partnership Unit is allotted shall be registered as a Partner. A register of transfers of Partnership Units in which every transfer of Partnership Units shall be registered shall also be maintained by the General Partner or the Transfer Agent, subject to compliance with this Agreement. With respect to any register or branch register, the General Partner may also appoint a registrar who may, but need not be, the same Person as the transfer agent.

14.4 Access to Books and Records

The books, records and registers required to be maintained by the General Partner shall be kept available for inspection and audit by any Limited Partner for income tax purposes during business hours at the office of the General Partner. A Limited Partner, however, will not have access to any information of the Partnership which, in the opinion of the General Partner, should be kept confidential in the interests of the Partnership, and each Limited Partner hereby waives any right, statutory or otherwise, to greater access to the books, records and registers of the Partnership than is permitted herein.

14.5 Banking

The bankers of the Partnership and lenders to the Partnership will be determined by the General Partner, in its sole discretion.

ARTICLE 15
POWER OF ATTORNEY

15.1 Appointment

Each Limited Partner and each Person who is a transferee of a Partnership Unit or is an assignee of the interest of a Limited Partner as the beneficial owner or holder of a Partnership Unit hereby irrevocably nominates, constitutes and appoints the General Partner, with full power of substitution, as its true and lawful attorney and agent, both before and after dissolution of the Partnership, with full power and authority in its name, place and stead to execute, under seal or otherwise, swear to, acknowledge, deliver, make, record and file when, as and where required or appropriate, any and all of the following:

(a) this Agreement and counterparts hereof, and all documents and instruments necessary or appropriate to form, qualify or continue the qualification of the Partnership as a valid and subsisting limited partnership in any jurisdiction where the Partnership may carry on business or own or lease property in order to establish or maintain the limited liability of the Limited Partners and to comply with the applicable laws of any such jurisdiction;

(b) all instruments and certificates necessary to reflect any amendments to the Partnership Agreement or the Certificate which are approved pursuant to Article 16;

(c) all instruments and certificates necessary to effect the realization or the seizure of any Limited Partner's Unit Certificate, including but not limited to any certificate of transfer;

(d) all conveyances and other instruments necessary to effect the dissolution and termination of the Partnership (provided such dissolution and termination has been approved hereunder), including cancellation of any Unit Certificates and the signing of any elections under subsection 98(3) of the Tax Act, as may be amended or re-enacted from time to time, and any analogous provincial legislation;

(e) such documents on behalf of and in the name of the Partnership and for the Limited Partners as may be necessary to give effect to the purpose of the Partnership as described in this Agreement;

(f) all instruments, deeds, agreements or documents executed by the General Partner in carrying on the Business as authorized in this Agreement, including those necessary to purchase, sell, or hold the Partnership Assets;

(g) all information returns, applications, elections, determinations or designations under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Partnership or of a Partner's interest in the Partnership including all information returns, applications, elections, determinations or designations under the Tax Act or other legislation or similar laws of Canada or of any other jurisdiction with respect to any other governmental credit, grant or benefit, the sale or transfer of any securities pursuant to the Plan to the Partnership, the sale or transfer of the Partnership Assets, the distribution of the Partnership Assets, or the dissolution and termination of the Partnership;

(h) any instrument or document which may be required to effect the continuation of the Partnership, or the admission of an additional or substitute Partner;

(i) any instrument or document which may be required to effect or reflect a return pursuant to this Agreement of capital contributed by a Partner and/or the consent of the Limited Partner thereto;

(j) the Arrangement Agreement, the Support Agreement and the Voting and Exchange Trust Agreement and any amendments thereto; and

(k) any instrument or document required or appropriate to be filed with any governmental authority or respecting the business or property of the Partnership, the Partnership Assets or this Agreement,

but the foregoing grant of authority shall not include the authority to transfer the interest of the Limited Partner in its Partnership Units or to vote in respect of or execute any Ordinary Resolution or any Extraordinary Resolution on behalf of any Limited Partner except to the extent required to comply with the provisions of the Voting and Exchange Trust Agreement. By acquiring Partnership Units pursuant to the Plan, purchasing Partnership Units or accepting the transfer of a Partnership Unit or accepting assignment of the interest of a Limited Partner as the beneficial owner or holder of a Partnership Unit, each Limited Partner acknowledges and agrees that it has given such power of attorney and will ratify any and all actions taken by the General Partner pursuant to such power of attorney.

15.2 Irrevocable

The power of attorney granted herein is irrevocable, is a power coupled with an interest, shall continue despite the mental incompetence of the Limited Partner, shall survive the death or disability of a Limited Partner and shall survive the transfer or assignment by the Limited Partner, to the extent of the obligations of a Limited Partner hereunder, of the whole or any part of the interest of the Limited Partner in the Partnership, extends to the heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the Limited Partner,

and may be exercised by the General Partner on behalf of each Limited Partner in executing any instrument by a facsimile signature or by listing all the Limited Partners and executing such instrument with a single signature as attorney and agent for all of them. Each Limited Partner agrees to be bound by any representations or actions made or taken by the General Partner pursuant to this power of attorney and hereby waives any and all defences which may be available to contest, negate or disaffirm the action of the General Partner taken in good faith under this power of attorney. In accordance with the *Power of Attorney Act* (Alberta), and corresponding legislation in other jurisdictions, each Limited Partner declares that these powers of attorney may be exercised during any legal incapacity or mental infirmity on his or her part. The General Partner may require, in connection with the subscription for, or any transfer of, Partnership Units, that the subscription form or transfer form be accompanied by the explanatory notes set out in the *Power of Attorney Act* (Alberta). This power of attorney shall continue in respect of the General Partner so long as it is the General Partner of the Partnership, and shall terminate thereafter, but shall continue in respect of a new General Partner as if the new General Partner were the original attorney.

ARTICLE 16
AMENDMENT

16.1 Amendment Procedures

All amendments to this Agreement shall be made in accordance with the requirements of this Article 16. Amendments to this Agreement may be proposed solely by the General Partner. Any such amendment will, subject to Section 16.2, be deemed to be effective if approved by the General Partner.

16.2 Consent Required

Notwithstanding the provisions of Section 16.1:

(a) this Article 16 may not be amended without the unanimous consent in writing of each of the Limited Partners and the General Partner;

(b) except as provided in Section 16.3, no amendment shall be made to this Agreement which would have the effect of:

(i) preventing the loans or distributions that Section 8.1 requires or the allocation of Net Income or Net Loss that Section 7.1 or 7.2 requires in respect of the Class B Units or adversely affecting the rights of the holders of Class B Units under the Support Agreement;

(ii) changing the proviso set forth in Section 4.1 of Schedule A;

(iii) changing the liability of any Limited Partner;

(iv) allowing any Limited Partner to exercise control over the Business;

(v) changing the right of a Limited Partner to vote on resolutions as provided in this Agreement; or

(vi) changing the Partnership from a limited partnership to a general partnership;

(c) no amendment shall be made to this Agreement to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Units or which would have an adverse impact on the holders of the Class B Units without the approval of the holders of Class B Units given in accordance with Section 11.1 of Schedule A; and

(d) no amendment made to this Agreement which would have the effect of adversely affecting the rights and obligations of the General Partner will become effective before 45 days after the date of notice of such resolution approving such amendment is provided to the General Partner.

16.3 Approval by Extraordinary Resolution

Any amendment of the kind contemplated by Section 16.2(b) may be and will be deemed to be approved if passed by an Extraordinary Resolution.

16.4 Notice of Limited Partners

Limited Partners shall be notified of the full details of any amendments to this Agreement within 30 days of the effective date of the amendment.

16.5 Amendments Prior to the Effective Date

Notwithstanding the foregoing Sections of this Article, the General Partner may amend this Agreement at any time and from time to time on or before the Effective Date in such manner as may be necessary to give proper effect to the intent and purpose of the Arrangement.

ARTICLE 17
NOTICES

17.1 Address

Any notice, request or other written communication which must be given or documents which must be sent under this Agreement shall be in writing and shall be valid and effective if given by courier, by mail (postage prepaid) or by telecopy to the address of each of the General Partner and the Limited Partners as follows:

in the case of the General Partner:

FET Management Ltd.
3300, 205-5th Avenue S.W.
Calgary, AB T2P 2V7

Attention: President
Facsimile: (403) 781-8409

and in the case of the Limited Partners, to the address thereof in the Register. Any such notice, request or other communication, if given by delivery or telecopy shall be deemed to be given and received on the day it is delivered or received or, if delivered or received on a day that is not a Business Day, on the next Business Day following delivery or receipt and, if given by mail, shall be deemed to be given and received on the fifth Business Day following its sending.

17.2 Change of Address

A Limited Partner may, at any time, change its address for the purpose of service by written notice to the General Partner and the Transfer Agent. The General Partner may change the address to which, or the Person to whose attention, notices should be delivered from time to time by written notice in accordance herewith.

ARTICLE 18
DISSOLUTION AND LIQUIDATION

18.1 Events of Dissolution

The Partnership shall follow the procedure for dissolution established in Section 18.4 upon the occurrence of any of the following events or dates:

(a) the passage of an Extraordinary Resolution to dissolve the Partnership;

(b) the sale, exchange or other disposition of all or substantially all of the property of the Partnership, if approved by an Extraordinary Resolution;

(c) the Partnership ceasing to have any General Partner unless a new General Partner is appointed as provided in Article 19; or

(d) June 21, 2050.

18.2 No Dissolution

Notwithstanding any rule of law to the contrary, the Partnership shall not be terminated and dissolved except as provided in this Agreement. The Partnership shall not come to an end by the admission of any new Partner or by reason of the death, bankruptcy, assignment of property for the benefit of creditors, insolvency, mental incompetency or other disability of any Limited Partner or upon transfer of any Partnership Units or upon the issue or exchange of Partnership Units.

18.3 Continuation After Event of Dissolution

Upon the occurrence of any event described in Section 18.1(c), if within 90 days thereafter, the Partners so elect by an Extraordinary Resolution, the Limited Partners shall reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as a general partner a Person approved by the Partners pursuant to the Extraordinary Resolution. Upon any such election by Extraordinary Resolution, all Partners shall be bound thereby and shall be deemed to have approved thereof. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind-up its affairs. If such an election is so made, then:

(a) the reconstituted Partnership shall continue until the end of the term set forth in Section 18.1(d) unless earlier dissolved in accordance with this Article 18; and

(b) all necessary steps shall be taken to cancel this Agreement and the Certificate and to enter into and, as necessary, to file a new partnership agreement and Certificate and the successor general partner may for this purpose exercise the powers of attorney granted pursuant to Section 15.1, provided that the right of the Partners by an Extraordinary Resolution to approve a successor general partner and to reconstitute and to continue the Business shall not exist and may not be exercised unless the Partnership has received an opinion of counsel that the exercise of the right would not result in the loss of limited liability of any Limited Partner.

18.4 Procedure on Dissolution

Upon the occurrence of any of the events set forth in Section 18.1, the General Partner (or in the event of any occurrence specified in Section 18.1(c), such other Person as may be appointed by Ordinary Resolution) shall act as a receiver and liquidator of the assets of the Partnership and shall:

(a) sell or otherwise dispose of such part of the Partnership Assets as the receiver shall consider appropriate;

(b) pay or provide for the payment of the debts and liabilities of the Partnership and liquidation expenses;

(c) if there are any Partnership Assets remaining, distribute such remaining Partnership Assets to the holders of Class A Units and Class B Units in accordance with Article 2 of Schedule A; and

(d) file the notice of dissolution prescribed by the Partnership Act and satisfy all applicable formalities in such circumstances as may be prescribed by the laws of the other jurisdictions where the Partnership is registered. In addition, the General Partner shall give prior notice of the dissolution of the Partnership by

mailing to each Limited Partner such notice at least 21 days prior to the filing of the declaration of dissolution prescribed by the Partnership Act.

18.5 Dissolution

The Partnership shall be dissolved upon the completion of all matters set forth in Section 18.4.

18.6 No Right to Dissolve

Except as provided for in Section 18.1, no Limited Partner shall have the right to ask for the dissolution of the Partnership, the winding-up of its affairs or the distribution of the Partnership Assets.

18.7 Agreement Continues

Notwithstanding the dissolution of the Partnership, this Agreement shall not terminate until the provisions of Section 18.4 shall have been satisfied.

ARTICLE 19
CHANGE OF GENERAL PARTNER

19.1 Removal of the General Partner

No General Partner may be removed as a General Partner of the Partnership.

19.2 Deemed Resignation of the General Partner

The General Partner shall be deemed to resign as the General Partner of the Partnership in the event of: (a) the bankruptcy, insolvency, dissolution, liquidation or winding up of the General Partner (or the commencement of any act or proceeding in connection therewith which is not contested in good faith by the General Partner); (b) the appointment of a trustee, receiver or receiver and manager of the affairs of the General Partner, a mortgagee or other encumbrancer shall take possession of all of the property or assets beneficially owned by the General Partner or a substantial part thereof; (c) levy or execution or any similar process shall be levied or enforced against all of the property or assets of the General Partner or a substantial part thereof; or (d) the General Partner sells all or substantially all of its assets. The General Partner shall forthwith advise the Limited Partners by written notice of the occurrence of any event referred to in this Section 19.2.

19.3 Transfer to New General Partner

On the admission of a new General Partner to the Partnership, the new General Partner shall become a party to this Agreement by signing a counterpart hereof and the resigning General Partner will do all things and take all steps to transfer the administration, management, control and operation of the Business and the books, records and accounts of the Partnership to the new General Partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.

Notwithstanding anything contained in this Agreement, no Person may be a General Partner unless such Person is an affiliate of Focus.

19.4 Transfer of Title to New General Partner

On the resignation of a General Partner and the admission of a new General Partner, the resigning General Partner will, at the cost of the Partnership, transfer title to the Partnership's property which is registered in the name of such resigning or retiring General Partner to such new General Partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.

19.5 Release by Partnership

On the resignation of a General Partner, the Partnership will release and hold harmless the General Partner resigning from any costs, expenses, damages or liabilities suffered or incurred by the General Partner as a result of or arising out of events which occur in relation to the Partnership after such resignation.

19.6 New General Partner

A new General Partner may be appointed at any time by the General Partner in writing provided that such new General Partner will not become a General Partner unless such new General Partner is not a Non-Resident and such new General Partner becomes a party to this Agreement by signing a counterpart hereof and agrees to be bound by all of the provisions hereof and to assume the obligations, duties and liabilities of a General Partner hereunder as from the date the new General Partner becomes a party to this Agreement.

19.7 Transfer of General Partner Interest

A General Partner may transfer all, but not less than all, of its General Partnership Interest to any Person provided that such transferee assumes the rights and duties of a General Partner and agrees to be bound by the provisions of this Agreement.

19.8 Resignation and Removal of the General Partner

A General Partner may resign as the General Partner at any time on not less than 45 days notice to the Limited Partners; provided that the General Partner shall not be permitted to resign if resignation of such General Partner would:

(a) accelerate or cause to be due and payable any indebtedness of the Partnership other than payments due in the normal course;

(b) result in dissolution or winding-up of the Partnership; or

(c) constitute the Partnership a general partnership.

19.9 Effective Date of Resignation or Deemed Resignation of the General Partner

In the event of the resignation of a General Partner pursuant to Section 19.8 or the deemed resignation of a General Partner of the Partnership, such resignation or deemed resignation shall be effective upon the admission of a new General Partner to the Partnership by Ordinary Resolution (and the filing of an amendment to the Certificate to evidence such fact) or, in the event of there being another General Partner at such time, the expiration of 120 days from the date of the giving of the notice of resignation in the case of Section 19.8 or on the occurrence of the event referred to in Section 19.2 in the case of Section 19.2.

19.10 Continuity of Partnership

In the event of the bankruptcy, dissolution, liquidations or winding-up of the General Partner, the Business shall be continued by any new General Partner or remaining General Partner, as the case may be.

ARTICLE 20
MISCELLANEOUS

20.1 Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently

evidenced by any such original counterpart and notwithstanding their date of execution shall be deemed to be dated the date of this Agreement.

20.2 Default by the General Partner

Any default of the General Partner resulting from an omission to take any measure within a prescribed period shall be deemed to have been corrected if the measure is taken within 30 days following a notice of a Limited Partner enjoining the General Partner to remedy this default.

20.3 Severability

The provisions of this Agreement are intended to be severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of this Agreement and shall not affect or impair any of the remaining provisions thereof. If any provision of this Agreement shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Agreement in any jurisdiction.

20.4 Successors and Assigns

The provisions of this Agreement shall enure to the benefit of, and be binding upon, the parties and their respective successors and permitted assigns.

20.5 Governing Law

This Agreement shall be interpreted and governed by and take effect and be construed exclusively in accordance with, the laws of Alberta and the laws of Canada applicable therein. Any and all disputes arising under this Agreement, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of Alberta and the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of such province.

20.6 Limitation on Liability

The parties hereto acknowledge that the FCT Trustee is entering into this Agreement solely in its capacity as trustee on behalf of the FCT and the obligations of the FCT hereunder shall not be personally binding upon the FCT Trustee or any of the unitholders of the FCT and that any recourse against the FCT, the FCT Trustee, or any unitholder of the FCT in any manner in respect of any indebtedness, obligation or liability of the FCT arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the FCT Trust Assets as defined in the FCT Trust Indenture.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement at Calgary, Alberta as of the date first written above.

FET MANAGEMENT LTD.

Per: (signed) "*William D. Ostlund*"
Name: William D. Ostlund
Title: Vice President, Finance and Chief Financial Officer

Per: (signed) "*Al Pickering*"
Name: Al Pickering
Title: Vice President, Land

FOCUS COMMERCIAL TRUST by its Trustee FET RESOURCES LTD.

Per: (signed) "*William D. Ostlund*"
Name: William D. Ostlund
Title: Vice President, Finance and Chief Financial Officer

Per: (signed) "*Al Pickering*"
Name: Al Pickering
Title: Vice President, Land

END